Filed Pursuant to Rule 424(b)(3)
Registration Number 333-265836

DATED JULY 25, 2022

PROXY STATEMENT/PROSPECTUS

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

July 25, 2022

To the Stockholders of Terra Income Fund 6, Inc.:

The board of directors (the “Terra BDC Board”) of Terra Income Fund 6, Inc., a Maryland corporation (“Terra BDC”), based on a unanimous recommendation of an independent special committee of the Terra BDC Board (the “Terra BDC Special Committee”), and the board of directors (the “TPT Board”) of Terra Property Trust, Inc., a Maryland corporation (“TPT”), based on a unanimous recommendation of an independent special committee of the TPT Board (the “TPT Special Committee”), each have approved an Agreement and Plan of Merger, dated as of May 2, 2022 (the “Merger Agreement”), by and among TPT, Terra BDC, Terra Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of TPT (“Merger Sub”), Terra Income Advisors, LLC, a Delaware limited liability company, and Terra REIT Advisors, LLC, a Delaware limited liability company.

Pursuant to the Merger Agreement, Terra BDC will, subject to the satisfaction of the closing conditions set forth in the Merger Agreement, merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving entity of the Merger (the “Surviving Company”) and a wholly owned subsidiary of TPT.

The closing of the Merger will occur as promptly as practicable following satisfaction of all closing conditions of the Merger set forth in the Merger Agreement. Either TPT or Terra BDC may terminate the Merger Agreement if the closing of the Merger has not occurred by December 31, 2022. Upon completion of the Merger, TPT will continue to operate under the name “Terra Property Trust, Inc.”

Vikram S. Uppal, the current Chairman of the Board and Chief Executive Officer of each of TPT and Terra BDC, will continue to serve as the Chairman of the Board and President and Chief Executive Officer of TPT following the Merger. Three designees of Terra BDC will be elected to the TPT Board immediately prior to consummation of the Merger.

Pursuant to the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger, each outstanding share of Terra BDC common stock, par value $0.001 per share (“Terra BDC Common Stock”), will be automatically cancelled and retired, and converted into the right to receive:

(i)

0.595 shares (as such exchange ratio may be adjusted in accordance with the Merger Agreement) of the newly designated Class B Common Stock, par value $0.01 per share, of TPT (“TPT Class B Common Stock”), and

(ii)

cash, without interest, in lieu of any fractional shares of TPT Class B Common Stock otherwise issuable in an amount, rounded to the nearest whole cent, determined by multiplying (x) the fraction of a share of TPT Class B Common to which such holder would otherwise be entitled by (y) $14.38.

The shares of TPT Class B Common Stock issued in the Merger will, except as discussed below with respect to conversion, have identical preferences, rights, powers, restrictions and terms as each other share of TPT’s common stock. On the 180th calendar day (or, if such date is not a business day, the next business day) after the date of initial listing on a national securities exchange of shares of TPT’s Class A Common Stock, $0.01 par value per share (“TPT Class A Common Stock”), or such earlier date as approved by the TPT Board and set forth in a Certificate of Notice (the “First Conversion Date”) filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”), one-third of the issued and outstanding shares of TPT Class B Common Stock will automatically convert into an equal number of shares of TPT Class A Common Stock. On the 365th calendar day (or, if such date is not a business day, the next business day) after the date of initial listing on a national securities exchange of shares of TPT Class A Common Stock or such earlier date following the First Conversion Date as approved by the TPT Board and set forth in a Certificate of Notice filed with the SDAT (the

“Second Conversion Date”), one-half of the issued and outstanding shares of Class B Common Stock will automatically convert into an equal number of shares of TPT Class A Common Stock. On the 545th calendar day (or, if such date is not a business day, the next business day) after the date of initial listing on a national securities exchange of shares of Class A Common Stock or such earlier date following the Second Conversion Date as approved by the TPT Board and set forth in a Certificate of Notice filed with the SDAT (the “Third Conversion Date”), all of the issued and outstanding shares of TPT Class B Common Stock will automatically convert into an equal number of shares of TPT Class A Common Stock.

Terra BDC will hold a special meeting of its stockholders live over the Internet on September 12, 2022, at 11:00 a.m., Eastern Time (the “Special Meeting”). At the Special Meeting, Terra BDC stockholders will be asked to vote on (i) a proposal to approve the Merger, (ii) a proposal to approve the amendment of the Terra BDC charter (the “Terra BDC Charter Amendment”) to remove certain provisions that would otherwise impose certain appraisal and other requirements on the transactions contemplated by the Merger Agreement (a copy of the Terra BDC Charter Amendment is attached as Annex B to this proxy statement/prospectus), (iii) a proposal to approve the withdrawal by Terra BDC of its election to be treated as a “business development company” (“BDC”) under the Investment Company Act of 1940, as amended (the “Investment Company Act”), pursuant to and in accordance with the requirements of the Investment Company Act (the “BDC Election Withdrawal”), and (iv) a proposal to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Merger, the proposal to approve the Terra BDC Charter Amendment or the proposal to approve the BDC Election Withdrawal (the “Adjournment Proposal”).

The record date for determining the stockholders entitled to receive notice of, and to vote at, the Special Meeting is the close of business on July 22, 2022. The Merger will not be completed unless holders of Terra BDC Common Stock approve each of the Merger, the Terra BDC Charter Amendment, and the BDC Election Withdrawal. The Merger and the Terra BDC Charter Amendment must each be approved by the affirmative vote of the holders of at least a majority of the outstanding shares of Terra BDC Common Stock entitled to vote at the Special Meeting on the matter. The BDC Election Withdrawal must be approved by the affirmative vote of the lesser of (i) 67% or more of the shares of Terra BDC Common Stock present and entitled to vote at the Special Meeting on the BDC Election Withdrawal, if the holders of 50% or more of the outstanding shares of Terra BDC Common Stock are present at the Special Meeting in person or by proxy, or (ii) more than 50% of the outstanding shares of Terra BDC Common Stock entitled to vote at the Special Meeting on the BDC Election Withdrawal.

THE TERRA BDC BOARD, BASED ON THE UNANIMOUS RECOMMENDATION OF THE TERRA BDC SPECIAL COMMITTEE, HAS UNANIMOULSY (I) DETERMINED THAT THE MERGER AGREEMENT, THE TERRA BDC CHARTER AMENDMENT, THE BDC ELECTION WITHDRAWAL, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE ADVISABLE AND IN THE BEST INTERESTS OF TERRA BDC AND ITS STOCKHOLDERS AND, IN THE CASE OF THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, ARE FAIR AND REASONABLE TO TERRA BDC AND ON TERMS AND CONDITIONS NOT LESS FAVORABLE TO TERRA BDC THAN THOSE AVAILABLE FROM UNAFFILIATED THIRD PARTIES AND (II) APPROVED THE MERGER AGREEMENT, THE BDC CHARTER AMENDMENT, THE BDC ELECTION WITHDRAWAL, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. THE TERRA BDC BOARD UNANIMOUSLY RECOMMENDS THAT TERRA BDC’S STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO APPROVE THE MERGER, “FOR” THE PROPOSAL TO APPROVE THE TERRA BDC CHARTER AMENDMENT, “FOR” THE PROPOSAL TO APPROVE THE BDC ELECTION WITHDRAWAL AND “FOR” THE ADJOURNMENT PROPOSAL, IF NECESSARY OR APPROPRIATE TO SOLICIT ADDITIONAL PROXIES IN FAVOR OF THE PROPOSAL TO APPROVE THE MERGER, THE PROPOSAL TO APPROVE THE TERRA BDC CHARTER AMENDMENT OR THE PROPOSAL TO APPROVE THE BDC ELECTION WITHDRAWAL.

Whether or not you plan to attend the Special Meeting virtually, to make sure that your shares of Terra BDC Common Stock are represented at the Special Meeting, please complete, date, sign and return, as promptly as possible, the enclosed proxy card in the accompanying reply envelope or authorize a proxy to vote your shares through the Internet or by telephone. You may authorize a proxy to vote your shares of Terra BDC Common Stock over the Internet using the Internet address on the enclosed proxy card or by telephone using the toll-free number on the enclosed proxy card. If you authorize a proxy to vote your shares through the Internet or by telephone, you will be asked to provide the company number and control number from the enclosed proxy card. If you attend and vote at the Special Meeting virtually over the Internet, your vote by ballot will revoke any proxy previously submitted.

This proxy statement/prospectus contains detailed information about TPT, Terra BDC, the Merger Agreement, the Merger, the Terra BDC Charter Amendment, the BDC Election Withdrawal and other related matters. This document is also a prospectus for the shares of TPT Class B Common Stock that will be issued to Terra BDC stockholders pursuant to the Merger Agreement. A copy of the Merger Agreement is included as Annex A to this proxy statement/prospectus. We encourage you to read this proxy statement/prospectus, the Merger Agreement and the other annexes to this proxy statement/prospectus carefully and in their entirety. In particular, you should carefully consider the discussion in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 23.

Your vote is important, regardless of the number of shares of Terra BDC Common Stock you own. Whether or not you plan to attend the Special Meeting, please authorize a proxy to vote your shares as promptly as possible. To authorize a proxy, complete, sign, date and mail your proxy card in the preaddressed postage-paid envelope provided or authorize your proxy by one of the other methods specified in this proxy statement/prospectus or the accompanying notices. Authorizing a proxy will ensure that your vote is counted at the Special Meeting if you do not attend in person. You may revoke your proxy at any time before it is voted.

Sincerely,

/s/ Vikram S. Uppal

Vikram S. Uppal
Chairman of the Board, Chief Executive Officer and President
Terra Income Fund 6, Inc.

Neither the Securities and Exchange Commission or any state securities regulatory authority has approved or disapproved of the Merger or the securities to be issued under this proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated July 25, 2022, and is first being mailed to stockholders of Terra BDC on or about July 25, 2022.

550 Fifth Avenue, 6th Floor

New York, New York 10036

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF TERRA BDC

TO BE HELD ON SEPTEMBER 12, 2022

To the Stockholders of Terra Income Fund 6, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Terra Income Fund 6, Inc., a Maryland corporation (“Terra BDC”), will be held live over the Internet on September 12, 2022 at 11:00 a.m., Eastern Time (the “Special Meeting”), for the following purposes:

•

to consider and vote on a proposal to approve the merger (the “Merger”) of Terra BDC with and into Terra Merger Sub, LLC (“Merger Sub”), a wholly owned subsidiary of Terra Property Trust, Inc. (“TPT”), pursuant to the Agreement and Plan of Merger, dated as of May 2, 2022, as it may be amended or modified from time to time (the “Merger Agreement”), a copy of which is attached as Annex A to the proxy statement/prospectus accompanying this notice, by and among Terra BDC, TPT, Merger Sub, Terra Income Advisors, LLC and Terra REIT Advisors, LLC;

•

to consider and vote on a proposal to approve an amendment to the Terra BDC charter deleting provisions related to certain “Roll-Up” transactions (the “Terra BDC Charter Amendment”), a copy of which is attached as Annex B to the proxy statement/prospectus accompanying this notice;

•

to consider and vote on a proposal to approve the withdrawal by Terra BDC of its election to be treated as a “business development company” under the Investment Company Act of 1940, as amended, pursuant to and in accordance with the requirements of the Investment Company Act of 1940, as amended (the “BDC Election Withdrawal”); and

•

to consider and vote on a proposal (the “Adjournment Proposal”) to adjourn the Special Meeting, if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to approve the Merger, the Terra BDC Charter Amendment or the BDC Election Withdrawal.

Terra BDC will transact no other business at the Special Meeting or any postponement or adjournment thereof. Please refer to the attached proxy statement/prospectus for further information with respect to the business to be transacted at the Special Meeting. The board of directors of Terra BDC (the “Terra BDC Board”) has fixed the close of business on July 22, 2022 as the record date (the “Record Date”) for the determination of Terra BDC stockholders entitled to notice of, and to vote at, the Special Meeting or any postponement or adjournment thereof. Accordingly, only stockholders at the close of business on the Record Date are entitled to notice of, and to vote at, the Special Meeting and any postponement or adjournment thereof.

THE TERRA BDC BOARD, BASED ON THE UNANIMOUS RECOMMENDATION OF AN INDEPENDENT SPECIAL COMMITTEE OF THE TERRA BDC BOARD, HAS UNANIMOUSLY (I) DETERMINED THAT THE MERGER AGREEMENT, THE TERRA BDC CHARTER AMENDMENT, THE BDC ELECTION WITHDRAWAL, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE ADVISABLE AND IN THE BEST INTERESTS OF TERRA BDC AND ITS STOCKHOLDERS AND, IN THE CASE OF THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, ARE FAIR AND REASONABLE TO TERRA BDC AND ON TERMS AND CONDITIONS NOT LESS FAVORABLE TO TERRA BDC THAN THOSE AVAILABLE FROM UNAFFILIATED THIRD PARTIES AND (II) APPROVED THE MERGER AGREEMENT, THE TERRA BDC CHARTER AMENDMENT, THE BDC ELECTION WITHDRAWAL, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. THE TERRA BDC BOARD UNANIMOUSLY RECOMMENDS THAT TERRA BDC’S STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE MERGER, FOR THE PROPOSAL TO APPROVE THE TERRA BDC CHARTER AMENDMENT, FOR THE PROPOSAL TO APPROVE THE BDC ELECTION WITHDRAWAL AND FOR THE ADJOURNMENT PROPOSAL, IF NECESSARY OR

APPROPRIATE TO SOLICIT ADDITIONAL PROXIES IN FAVOR OF THE PROPOSAL TO APPROVE THE MERGER, THE PROPOSAL TO APPROVE THE TERRA BDC CHARTER AMENDMENT OR THE PROPOSAL TO APPROVE THE BDC ELECTION WITHDRAWAL.

Your vote is very important, regardless of the number of shares of Terra BDC common stock, par value $0.001 per share (“Terra BDC Common Stock”), you own. Whether or not you plan to attend the Special Meeting virtually, please authorize a proxy to vote your shares as promptly as possible to make sure that your shares are represented at the Special Meeting. Properly executed proxy cards with no instructions indicated on the proxy card will be voted “FOR” the Merger, “FOR” the Terra BDC Charter Amendment, “FOR” the BDC Election Withdrawal, and “FOR” the Adjournment Proposal. Even if you plan to attend the Special Meeting virtually, we urge you to authorize a proxy as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card or (3) completing, signing, dating and returning the enclosed proxy card in the accompanying postage-paid envelope prior to the Special Meeting to ensure that your shares of Terra BDC Common Stock will be represented and voted at the Special Meeting. If you hold your shares of Terra BDC Common Stock in “street name,” which means through a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such record holder.

Please note that if you hold shares of stock in different accounts, it is important that you vote or authorize a proxy to vote the shares of Terra BDC Common Stock represented by each account. If you attend the Special Meeting virtually over the Internet, you may revoke your proxy and vote electronically at the Special Meeting, even if you have previously returned your proxy card or authorized a proxy to vote your shares through the Internet or by telephone. If your shares of Terra BDC Common Stock are held by a bank, broker or other nominee, and you plan to attend the Special Meeting virtually over the Internet and vote your shares electronically at the Special Meeting, you must first obtain a legal proxy from your broker, bank or other nominee to vote electronically at the virtual Special Meeting. Please carefully review the instructions in the enclosed proxy statement/prospectus and the enclosed proxy card or the information forwarded by your bank, broker or other nominee regarding each of these options.

You can virtually attend the Special Meeting on September 12, 2022 at 11:00 a.m., Eastern Time by accessing the online virtual meeting platform using the link provided to you after you have registered at https://www.proxydocs.com/terra, but you are only entitled to participate, vote, and/or ask questions at the Special Meeting if you were a stockholder of record as of the Record Date, or you were a beneficial owner as of the Record Date, hold a valid legal proxy for the Special Meeting and you registered in advance as described in the accompanying proxy statement and provide a copy of the valid legal proxy.

To participate in the Special Meeting by voting and/or asking questions, you will need the control number included on your proxy card or on the instructions that accompanied your proxy materials. If you are a stockholder as of the Record Date, you may vote your shares electronically during the Special Meeting through the online virtual meeting platform by following the instructions provided when you log in to the online virtual meeting platform. On the day of the Special Meeting, stockholders may begin to log in to the online virtual meeting platform beginning at 10:45 a.m., Eastern Time, and the meeting will begin promptly at 11:00 a.m., Eastern Time. Please allow ample time for online login.

We will have technicians ready to assist you with any technical difficulties you may have accessing the Special Meeting. If you encounter any difficulties accessing or logging in to the Special Meeting, please call the technical support number displayed on the login page of the online virtual meeting platform.

This notice and the enclosed proxy statement/prospectus are first being mailed to Terra BDC stockholders on or about July 25, 2022.

By Order of the Board of Directors,
/s/ Gregory M. Pinkus
Gregory M. Pinkus
Chief Financial Officer and Secretary

July 25, 2022

ADDITIONAL INFORMATION

Investors may also consult Terra BDC’s or TPT’s respective websites for more information concerning the Merger and the other matters described in this proxy statement/prospectus. Terra BDC’s website is www.terrafund6.com. TPT’s website is www.terrapropertytrust.com. Each company’s public filings are also available at www.sec.gov. Information included on these websites is not part of this proxy statement/prospectus and is not incorporated herein by reference.

If you would like to request copies of any documents, please do so by September 5, 2022 in order to receive them before the Special Meeting.

For more information, see “Where You Can Find More Information” beginning on page 141.

ABOUT THIS DOCUMENT

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 (File No. 333-265836) filed by TPT with the Securities and Exchange Commission, constitutes a prospectus of TPT for purposes of the Securities Act of 1933, as amended (the “Securities Act”), with respect to (i) the shares of TPT Class B Common Stock to be issued to Terra BDC stockholders in exchange for shares of Terra BDC Common Stock pursuant to the Merger Agreement and (ii) the shares of TPT Class A Common Stock to be issued upon the conversion of the TPT Class B Common Stock. This proxy statement/prospectus also constitutes a proxy statement for Terra BDC for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and a notice of special meeting with respect to the Special Meeting.

You should rely only on the information contained in this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated July 25, 2022, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to Terra BDC stockholders nor the issuance by TPT of shares of TPT Class B Common Stock pursuant to the Merger Agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or to any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding TPT has been provided by TPT and information contained in this proxy statement/prospectus regarding Terra BDC has been provided by Terra BDC.

ANNEXES

QUESTIONS AND ANSWERS

The following questions and answers are intended to address certain commonly asked questions regarding the Merger Agreement, the Merger, and the Special Meeting. These questions and answers do not address all questions that may be important to you as a stockholder of Terra BDC. Please refer to the “Summary” beginning on page 11 and the more detailed information contained elsewhere in this proxy statement/prospectus and the annexes to this proxy statement/prospectus, which you should read carefully.

Unless stated otherwise, all references in this proxy statement/prospectus to:

•	“Advisors Act” are to the Investment Advisors Act of 1940, as amended, and the rules and regulations promulgated thereunder.

•	“BDC” are to a business development company, as defined in Section 2(a)(48) of the Investment Company Act.

•

“BDC Election Withdrawal” are to the withdrawal by Terra BDC of its election to be treated as a BDC under the Investment Company Act pursuant to and in accordance with the requirements of Section 54 of the Investment Company Act.

•	“Closing” are to the closing of the Merger pursuant to the Merger Agreement.

•	“Code” are to the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

•	“Combined Company” are to TPT and its subsidiaries after the Closing.

•	“Effective Time” are to the date and time the Merger becomes effective pursuant to the Merger Agreement.

•	“Exchange Agent” are to Mediant Communications, Inc. (“Mediant”).

•	“Exchange Ratio” are to 0.595, as the same may be adjusted in accordance with the Merger Agreement.

•

“First Conversion Date” are to the 180th calendar day (or, if such date is not a business day, the next business day) after the date of initial listing on a national securities exchange of shares of TPT Class A Common Stock or such earlier date as approved by the TPT Board and set forth in a Certificate of Notice filed with the SDAT.

•	“Fund 5 International” are to Terra Secured Income Fund 5, International, a Cayman exempt corporation.

•

“Indenture” are to that certain indenture, dated as of February 10, 2021, between Terra BDC and U.S. Bank National Association, a national banking association, as supplemented by a First Supplemental Indenture, dated as of February 10, 2021, between Terra BDC and U.S. Bank National Association.

•	“IRS” are to the U.S. Internal Revenue Service.

•	“Investment Company Act” are to the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

•	“Merger” are to the merger of Terra BDC with and into Merger Sub pursuant to the Merger Agreement.

•

“Merger Agreement” are to the Agreement and Plan of Merger, dated as of May 2, 2022, by and among TPT, Terra BDC, Merger Sub, Terra BDC Advisor and Terra REIT Advisor, as it may be amended or modified from time to time, a copy of which is attached as Annex A to this proxy statement/prospectus.

•	“MGCL” are to the Maryland General Corporation Law or any successor statute.

•	“Merger Sub” are to Terra Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of TPT.

•	“Outside Date” are to December 31, 2022.

•	“Record Date” are to the close of business on July 22, 2022.

•	“REIT” are to a real estate investment trust.

•	“RIC” are to a regulated investment company.

•	“SEC” are to the U.S. Securities and Exchange Commission.

•

“Second Conversion Date” are to the 365th calendar day (or, if such date is not a business day, the next business day) after the date of initial listing on a national securities exchange of shares of TPT Class A Common Stock or such earlier date following the First Conversion Date as approved by the TPT Board and set forth in a Certificate of Notice filed with the SDAT.

•	“SDAT” are to the State Department of Assessments and Taxation of Maryland.

•	“Special Meeting” refers to the special meeting of Terra BDC Stockholders to be held live over the Internet on September 12, 2022 at 11:00 a.m., Eastern Time.

•	“Stanger” are to Robert A. Stanger & Co., Inc.

•	“Surviving Company” are to Merger Sub after the Closing.

•	“Terra BDC” are to Terra Income Fund 6, Inc., a Maryland corporation.

•	“Terra BDC Advisor” are to Terra Income Advisors, LLC, a Delaware limited liability company.

•	“Terra BDC Advisory Agreement” are to the Investment Advisory and Administrative Services Agreement, dated September 22, 2021, by and between Terra BDC and Terra BDC Advisor.

•	“Terra BDC Board” are to the board of directors of Terra BDC.

•	“Terra BDC Bylaws” are to the Amended and Restated Bylaws of Terra BDC, as amended from time to time and in effect as of the date hereof.

•

“Terra BDC Charter” are to the Articles of Amendment and Restatement of Terra BDC, dated March 16, 2015, as amended by the Articles of Amendment to the Articles of Amendment and Restatement, dated May 1, 2019, as further amended or supplemented and in effect on the date hereof.

•	“Terra BDC Charter Amendment” are to the amendment to the Terra BDC Charter, a copy of the form of which is attached as Annex B to the proxy statement/prospectus.

•	“Terra BDC Common Stock” are to the common stock, par value $0.001 per share, of Terra BDC.

•	“Terra BDC Designees” are to Spencer Goldenberg, Adrienne Everett and Gaurav Misra, each of whom was selected by Terra BDC to be elected to the expanded TPT Board pursuant to the Merger Agreement.

•	“Terra BDC Special Committee” are to the special committee of the Terra BDC Board.

•	“Terra BDC Stockholders” are to the holders of outstanding shares of Terra BDC Common Stock as of the Effective Time or as of any other time specified herein.

•

“Terra BDC Stockholder Approvals” means (i) with respect to the Merger, the affirmative vote of the holders of a majority of the outstanding shares of Terra BDC Common Stock entitled to vote at the Special Meeting on the Merger, (ii) with respect to the Terra BDC Charter Amendment, the affirmative vote of the holders of a majority of the outstanding shares of Terra BDC Common Stock entitled to vote at the Special Meeting on the Terra BDC Charter Amendment, and (iii) with respect to the BDC

Election Withdrawal, the affirmative vote of the lesser of (x) 67% or more of the shares of Terra BDC Common Stock present and entitled to vote at the Special Meeting on the BDC Election Withdrawal, if the holders of 50% or more of the outstanding shares of Terra BDC Common Stock are present at the Special Meeting in person or by proxy, or (y) more than 50% of the outstanding shares of Terra BDC Common Stock entitled to vote at the Special Meeting on the BDC Election Withdrawal.

•

“Terra BDC Board Recommendation” are to the determination by the Terra BDC Board, on the recommendation of the Terra BDC Special Committee, (i) that the Merger Agreement, the Merger, the Terra BDC Charter Amendment, the BDC Election Withdrawal and the other transactions contemplated by the Merger Agreement are in the best interests of Terra BDC and the Terra BDC Stockholders and, in the case of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, are fair and reasonable and on terms and conditions not less favorable to Terra BDC than those available from unaffiliated third parties, (ii) to approve the Terra BDC Charter Amendment, the BDC Election Withdrawal and the consummation of the Merger and the other transactions contemplated by the Merger Agreement, (iii) to direct that the Merger, the Terra BDC Charter Amendment and the BDC Election Withdrawal be submitted to a vote of the Terra BDC Stockholders and (iv) recommend that Terra BDC Stockholders vote in favor of approval of the Merger, the Terra BDC Charter Amendment and the BDC Election Withdrawal.

•	“Terra Fund Advisors” are to Terra Fund Advisors, LLC, a Delaware limited liability company.

•	“Terra Fund 5” are to Terra Secured Income Fund 5, LLC, a Delaware limited liability company.

•	“Terra Fund 7” are to Terra Secured Income Fund 7, LLC, a Delaware limited liability company.

•	“Terra JV” are to Terra JV, LLC, a Delaware limited liability company.

•	“Terra Offshore REIT” are to Terra Offshore Funds REIT, LLC, a Delaware limited liability company.

•

“Third Conversion Date” are to the 545th calendar day (or, if such date is not a business day, the next business day) after the date of initial listing on a national securities exchange of shares of Class A Common Stock or such earlier date following the Second Conversion Date as approved by the TPT Board and set forth in a Certificate of Notice filed with the SDAT.

•	“TIFI” are to Terra Income Fund International, a Cayman exempt corporation.

•	“TPT” refers to Terra Property Trust, Inc., a Maryland corporation.

•	“TPT Advisor” are to Terra REIT Advisors, LLC, a Delaware limited liability company.

•	“TPT Advisory Agreement” are to the Amended and Restated Management Agreement between TPT and TPT Advisor, dated February 8, 2018.

•	“TPT Board” are to the board of directors of TPT.

•	“TPT Bylaws” are to the Amended and Restated Bylaws of TPT, as amended from time to time and in effect as of the date hereof.

•	“TPT Charter” are to the Articles of Amendment and Restatement of TPT dated December 16, 2019, as amended or supplemented and in effect on the date hereof.

•

“TPT Charter Amendment” are to the First Articles of Amendment to the Articles of Amendment and Restatement of TPT, in the form attached as Exhibit C to the Merger Agreement, to be filed with the SDAT by TPT prior to the Closing in accordance with the Merger Agreement.

•	“TPT Class A Common Stock” are to the Class A Common Stock, $0.01 par value per share, of TPT.

•	“TPT Class B Common Stock” are to the Class B Common Stock, par value $0.01 per share, of TPT.

•	“TPT Class B Common Stock Distributions” are to, collectively, the distribution by Terra JV of the shares of TPT Class B Common Stock owned by it to Terra Fund 5 and Terra Fund 7, the distribution by Terra Offshore REIT of the shares of TPT Class B Common Stock owned by it to TIFI and Fund 5 International, the distribution by each of Terra Fund 5 and Terra Fund 7 of the shares of TPT Class B Common Stock received from Terra JV to their respective members and the distribution by each of TIFI and Fund 5 International of the shares of TPT Class B Common Stock received from Terra Offshore REIT to their respective shareholders.

•

“TPT Charter Amendment” are to the amendment to the TPT Charter pursuant to which the TPT Class B Common Stock will be created and each outstanding share of TPT Common Stock immediately prior to the Effective Time will be automatically changed into one issued and outstanding share of TPT Class B Common Stock.

•

“TPT Common Stock” are to, as the context requires, (i) prior to the Merger, the shares of common stock, par value $0.01 per share, of TPT, and (ii) following the Merger, the shares of TPT Class A Common Stock and TPT Class B Common Stock, collectively.

•	“TPT Special Committee” are to the special committee of the TPT Board.

•	“Termination Agreement” are to the Termination Agreement, dated May 2, 2022, by and between Terra BDC and Terra BDC Advisor.

•

“Voting Support Agreement” are to the Voting Support Agreement, in substantially the form attached as Exhibit D to the Merger Agreement, to be entered into prior to the Closing by TPT, Terra JV and Terra Offshore REIT.

Q:	What is the proposed transaction?

A:

On May 2, 2022, TPT, Terra BDC, Merger Sub, TPT Advisor and Terra BDC Advisor entered into the Merger Agreement. Subject to the terms and conditions of the Merger Agreement, Terra BDC will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity of the Merger and a wholly owned subsidiary of TPT. The Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, and the Merger Agreement is intended to be and has been adopted as a “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code.

Pursuant to the terms and subject to the conditions of the Merger Agreement, each outstanding share of Terra BDC Common Stock will be automatically cancelled and retired, and converted into the right to receive:

(i)	0.595 shares (as such Exchange Ratio may be adjusted in accordance with the Merger Agreement) of the newly designated TPT Class B Common Stock, and

(ii)

cash, without interest, in lieu of any fractional shares of TPT Class B Common Stock otherwise issuable in an amount, rounded to the nearest whole cent, determined by multiplying (x) the fraction of a share of TPT Class B Common to which such holder would otherwise be entitled by (y) $14.38.

Prior to the Effective Time, TPT will file the TPT Charter Amendment with the SDAT. Pursuant to the TPT Charter Amendment, (i) the authorized shares of stock which TPT has authority to issue will be increased from 500,000,000 to 950,000,000, consisting of 450,000,000 shares of TPT Class A Common Stock, 450,000,000 shares of TPT Class B Common Stock, and 50,000,000 shares of preferred stock, $0.01 par value per share, and (ii) each share of TPT Common Stock issued and outstanding immediately prior to the Effective Time will be automatically changed into one issued and outstanding share of TPT Class B Common Stock. As a result, immediately following the Effective Time, the only shares of TPT Common Stock that will be outstanding will be shares of TPT Class B Common Stock.

The shares of TPT Class B Common Stock issued in the Merger will, except as discussed below with respect to conversion, have identical preferences, rights, powers, restrictions and terms as each other share of TPT Common Stock. On the First Conversion Date, one-third of the issued and outstanding shares of

TPT Class B Common Stock will automatically convert into an equal number of shares of TPT Class A Common Stock. On the Second Conversion Date, one-half of the issued and outstanding shares of Class B Common Stock will automatically convert into an equal number of shares of TPT Class A Common Stock. On the Third Conversion Date, all of the issued and outstanding shares of TPT Class B Common Stock will automatically convert into an equal number of shares of TPT Class A Common Stock.

Q:	Why are Terra BDC and TPT proposing the Merger?

A:	Terra BDC’s Reasons for the Merger

In evaluating the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Terra BDC Board consulted with the Terra BDC Special Committee’s legal and financial advisors and considered the unanimous recommendation of the Terra BDC Special Committee. The Terra BDC Board and Terra BDC Special Committee considered a number of factors which the Terra BDC Board and Terra BDC Special Committee viewed as supporting their respective determinations that the Merger will provide a number of significant strategic opportunities and benefits and will be in the best interests of the Terra BDC Stockholders. The Terra BDC Board and Terra BDC Special Committee also considered a variety of risks and potentially negative factors. To review the reasons of the Terra BDC Board for the Merger in greater detail, see “The Merger—Recommendation of the Terra BDC Board and Its Reasons for the Merger” beginning on page 53.

TPT’s Reasons for the Merger

In evaluating the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the TPT Board consulted with the TPT Special Committee’s legal and financial advisors and considered the unanimous recommendation of the TPT Special Committee. The TPT Board and TPT Special Committee considered a number of factors which the TPT Board and the TPT Special Committee viewed as supporting their respective determinations that the Merger will provide a number of significant strategic opportunities and benefits and will be in the best interests of TPT’s stockholders. The TPT Board and TPT Special Committee also considered a variety of risks and potentially negative factors. To review the reasons of the TPT Board for the Merger in greater detail, see “The Merger—TPT’s Reasons for the Merger” beginning on page 57.

Q:	Why is the Terra BDC Charter Amendment proposed?

A:

The Terra BDC Charter presently contains substantive and procedural requirements for certain transactions, which are referred to as “Roll-Up Transactions” involving a “Roll-Up Entity.” (See “Proposals Submitted to Terra BDC Stockholders—Terra BDC Charter Amendment Proposal” for definitions of these terms.) The Merger would be a “Roll-Up Transaction” under the definition in the Terra BDC Charter. Pursuant to these “Roll-Up” provisions of the Terra BDC Charter, Terra BDC Stockholders who vote “no” on the proposal to approve the Merger would be entitled to the choice of: (1) accepting the shares of TPT Class B Common Stock or (2) one of the following: (a) remaining as Terra BDC Stockholders and preserving their interests therein on the same terms and conditions as existed previously or (b) receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of Terra BDC’s net assets. In addition, under the Terra BDC Charter, Terra BDC would be prohibited from participating in any Roll-Up Transaction (1) that would result in the Terra BDC Stockholders having voting rights in a Roll-Up Entity that are less than those provided in the Terra BDC Charter, (2) that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-Up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-Up Entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-Up Entity on the basis of the number of shares held by that investor, (3) in which investors’ rights to access of records of the Roll-Up Entity will be less than those provided in the Terra BDC Charter or (4) in which any of the costs of the Roll-Up Transaction would be borne by Terra BDC if the Roll-Up Transaction is rejected by the Terra BDC Stockholders.

Terra BDC believes that the effect of these provisions, if not amended, would make the Merger not practical complete. Because of the effect of these provisions on the Merger, TPT and Terra BDC determined that it is necessary to amend the Terra BDC Charter to eliminate these provisions. Accordingly, approval of the Terra BDC Charter Amendment is a condition to each party’s obligation to complete the Merger. See “Proposals Submitted to Terra BDC Stockholders—Terra BDC Charter Amendment Proposal” beginning on page 44 for a detailed discussion of the Terra BDC Charter Amendment.

Q:	Why is the BDC Election Withdrawal proposed?

A:

The BDC Election Withdrawal would allow Terra BDC to withdraw its election to be regulated as a BDC under the Investment Company Act. Absent the BDC Election Withdrawal, Terra BDC would be prohibited from consummating the Merger because of the restrictions on affiliated transactions set forth in Section 57 and rules promulgated under Section 17 of the Investment Company Act. Accordingly, the Terra BDC Board determined that it was necessary for Terra BDC to withdraw its election to be regulated as a BDC under the Investment Company Act. The approval of the BDC Election Withdrawal is a condition to each party’s obligation to complete the Merger. See “Proposals Submitted to Terra BDC Stockholders—BDC Election Withdrawal Proposal” beginning on page 45 for a detailed discussion of the BDC Election Withdrawal.

Q:	What fees will the Terra BDC Advisor and its affiliates receive in connection with the Merger?

A:

Concurrently with the execution of the Merger Agreement, Terra BDC and Terra BDC Advisor entered into the Termination Agreement. Pursuant to the Termination Agreement, effective as of the Effective Time, (i) the Terra BDC Advisory Agreement will terminate and (ii) the Terra BDC Advisor will waive any claim or right it has or may have to any distribution, fee or payment, if any, that would otherwise be payable by or on behalf of Terra BDC as a result of the Merger or the termination of the Terra BDC Advisory Agreement. In the event that the Merger Agreement is terminated in accordance with its terms, the Termination Agreement shall automatically terminate effective upon the termination of the Merger Agreement, will have no force or effect and will be deemed null and void ab initio.

Q:	Why am I receiving this proxy statement/prospectus?

A:

The Terra BDC Board is using this proxy statement/prospectus to solicit proxies from Terra BDC Stockholders in connection with the Merger, the Terra BDC Charter Amendment and the BDC Election Withdrawal. In addition, TPT is using this proxy statement/prospectus as a prospectus for Terra BDC Stockholders because TPT is offering TPT Class B Common Stock to be issued to Terra BDC Stockholders in exchange for shares of Terra BDC Common Stock in the Merger. In order to complete the Merger, Terra BDC Stockholders must vote to approve the Merger, the Terra BDC Charter Amendment and the BDC Election Withdrawal. Terra BDC will hold the Special Meeting to obtain these approvals. This proxy statement/prospectus contains important information about the Merger, the Terra BDC Charter Amendment, the BDC Election Withdrawal and the Special Meeting, and you should read it carefully. The enclosed voting materials allow you to vote your shares of Terra BDC Common Stock without attending the Special Meeting. You are encouraged to authorize your proxy as promptly as possible.

Q:	When and where is the special meeting of Terra BDC Stockholders?

A:	The Terra BDC special meeting will be held live over the Internet on September 12, 2022 at 11:00 a.m., Eastern Time.

Q:	Who can vote at the Special Meeting?

A:

All Terra BDC Stockholders of record as of the close of business on the Record Date are entitled to receive notice of and to vote at the Special Meeting pursuant to the Terra BDC Charter or Terra BDC Bylaws. The

Terra BDC Bylaws provide that, with respect to shares of Terra BDC stock directly or indirectly owned by Terra BDC, such shares shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares entitled to be voted at any given time, unless they are held by Terra BDC in a fiduciary capacity, in which case they may be voted and shall be counted in determining the total number of outstanding shares at any given time. The Terra BDC Charter also provides that, with respect to shares of Terra BDC stock owned by the Terra BDC Advisor or any of its affiliates, neither the Terra BDC Advisor nor any of its affiliates may vote or consent on matters submitted to the Terra BDC Stockholders regarding any transaction between Terra BDC and the Terra BDC Advisor or any of its affiliates and that, in determining the requisite percentage in interest of shares of Terra BDC stock entitled to vote on a matter, and necessary to approve a matter, on which the Terra BDC Advisor and any of its affiliates may not vote or consent, any shares of Terra BDC stock owned by any of them will not be included. As of the Record Date, there were 8,125,400.22 shares of Terra BDC Common Stock outstanding, of which 8,079,887.83 shares were entitled to vote at the Special Meeting, held by approximately 2,118 holders of record. Except as described above, each such share of Terra BDC Common Stock is entitled to one vote on each proposal presented at the Special Meeting; each fractional share of Terra BDC Common Stock is entitled to a commensurate fractional vote on each proposal presented at the Special Meeting.

Q:	What constitutes a quorum at the Special Meeting?

A:

The Terra BDC Bylaws provide that the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast on any matter shall constitute a quorum. Shares that are voted and shares abstaining from voting are treated as being present at the Special Meeting for purposes of determining whether a quorum is present.

Q:	What vote is required to approve the proposals at the Special Meeting?

A:	Approval of the Merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of Terra BDC Common Stock entitled to vote at the Special Meeting on the Merger.

Approval of the Terra BDC Charter Amendment requires the affirmative vote of the holders of at least a majority of the outstanding shares of Terra BDC Common Stock entitled to vote at the Special Meeting on the Terra BDC Charter Amendment.

Approval of the BDC Election Withdrawal requires the affirmative vote of the lesser of (i) 67% or more of the shares of Terra BDC Common Stock present and entitled to vote at the Special Meeting on the BDC Election Withdrawal, if the holders of 50% or more of the outstanding shares of Terra BDC Common Stock are present at the Special Meeting in person or by proxy, or (ii) more than 50% of the outstanding shares of Terra BDC Common Stock entitled to vote at the Special Meeting on the BDC Election Withdrawal.

Approval of the Adjournment Proposal requires the affirmative vote of at least a majority of the votes cast on the matter by the holders of outstanding shares of Terra BDC Common Stock entitled to vote at the Special Meeting.

The closing of the Merger is conditioned upon approval of the Terra BDC Charter Amendment and the BDC Election Withdrawal. Therefore, if Terra BDC Stockholders do not approve the Terra BDC Charter Amendment and the BDC Election Withdrawal, the Merger will not be completed even if the proposal to approve the Merger is approved.

Q:	What are the anticipated U.S. federal income tax consequences to me of the proposed Merger?

A:

Terra BDC and TPT intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The closing of the Merger is conditioned on the receipt by each of Terra BDC and TPT of a written opinion from Venable LLP and Alston & Bird LLP, respectively, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming that the

Merger qualifies as a reorganization, U.S. holders of Terra BDC Common Stock are generally not expected to recognize gain or loss for U.S. federal income tax purposes upon the receipt of shares of TPT Class B Common Stock in exchange for Terra BDC Common Stock in connection with the Merger, except with respect to cash received in lieu of fractional shares of TPT Class B Common Stock. Holders of Terra BDC Common Stock should read the discussion under the heading “Material U.S. Federal Income Tax Considerations” beginning on page 70 and consult their tax advisors to determine the tax consequences to them (including the application and effect of any applicable state, local or non-U.S. income and other tax laws) of the Merger and the ownership of TPT Class B Common Stock in their particular circumstances.

Q:	Will my shares of TPT Class B Common Stock be publicly traded?

A:

The shares of TPT Class B Common Stock issued in the Merger will not be listed or traded on any securities exchange and TPT does not have any immediate plans to list its shares of TPT Class B Common Stock.

Q:	Are Terra BDC Stockholders entitled to appraisal rights?

A:	No parties will be entitled to appraisal rights in connection with the Merger or the other transactions contemplated by the Merger Agreement.

Q:	How does the Terra BDC Board recommend that Terra BDC Stockholders vote?

A:

The Terra BDC Board unanimously recommends that Terra BDC Stockholders vote “FOR” the proposal to approve the Merger, “FOR” the proposal to approve the Terra BDC Charter Amendment, “FOR” the proposal to approve the BDC Election Withdrawal and “FOR” the Adjournment Proposal.

For a more complete description of the recommendation of the Terra BDC Board, see “The Merger— Recommendation of the Terra BDC Board and Its Reasons for the Merger ” beginning on page 53.

Q:	How will TPT stockholders be affected by the Merger?

A:

As a result of the TPT Charter Amendment, each outstanding share of TPT common stock immediately prior to the Merger will be automatically changed into one issued and outstanding share of TPT Class B Common Stock, such that following the Merger the only outstanding shares of TPT Common Stock will be shares of TPT Class B Common Stock. Following the issuance in the Merger of shares of TPT Class B Common Stock to the former Terra BDC Stockholders, the shares of TPT Class B Common Stock held by existing TPT stockholders will represent a smaller percentage of the aggregate number of shares of TPT Class B Common Stock outstanding after the consummation of the Merger.

Q:	How do I authorize a proxy to vote my shares at the Special Meeting?

A:	You may authorize a proxy to vote your shares of Terra BDC Common Stock using the following methods:

•	By Telephone — You can authorized a proxy to vote your shares by telephone by calling 1-866-474-9826 and following the instructions on the proxy card;

•	By Internet — You can authorize a proxy to vote your shares over the Internet by visiting www.proxydocs.com/terra; or

•	By Mail — You can authorize a proxy to vote your shares by mail by completing, signing, dating, and mailing the enclosed proxy card.

If you authorize a proxy to vote your shares of Terra BDC Common Stock, the individuals named on the proxy card will vote your shares in the manner you indicate. You may specify whether your shares should be voted for or against each of the proposals. You may also specify if you would like to abstain from voting for or against a proposal. If you do not indicate on your proxy card how your votes should be cast, your shares will be voted in accordance with the recommendation of the Terra BDC Board. Proxies authorized by telephone or the Internet must be received by 11:00 a.m., Eastern Time, on September 12, 2022, the start of the Special Meeting.

Q:	How will my proxy be voted?

A:

All shares of Terra BDC Common Stock entitled to vote and represented by properly completed proxies received prior to the Special Meeting, and not revoked, will be voted at the Special Meeting as instructed on the proxies. If you properly sign, date and return a proxy card, but do not indicate how your shares of Terra BDC Common Stock should be voted on a matter, the shares of Terra BDC Common Stock represented by your properly executed proxy will be voted as the Terra BDC Board recommends and therefore “FOR” the proposal to approve the Merger, “FOR” the proposal to approve the Terra BDC Charter Amendment, “FOR” the proposal to approve the BDC Election Withdrawal and “FOR” the Adjournment Proposal.

Q:	Can I revoke my proxy or change my vote after I have delivered my proxy?

A:	You may revoke your proxy at any time before the vote is taken at the Special Meeting by:

•	notifying the proxy tabulator, Mediant, in writing at Terra Income Fund 6, Inc., c/o Mediant Communications Inc., P.O. Box 8035, Cary, NC 27512-9916;

•	submitting a later-dated, properly executed proxy by mail;

•	authorizing a later proxy by telephone or through the Internet prior to 11:00 a.m., Eastern Time, on September 12, 2022, the start of the Special Meeting; or

•	voting electronically at the Special Meeting.

Your attendance at the Special Meeting does not automatically revoke your previously submitted proxy.

Q:	What should I do if I receive more than one set of voting materials for the Special Meeting?

A:

You may receive more than one set of voting materials for the Special Meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of Terra BDC Common Stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares of Terra BDC Common Stock. If you are a holder of record and your shares of Terra BDC Common Stock are registered in more than one name, you may receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or, if available, please authorize your proxy by telephone or over the Internet.

Q:	Who is paying for the costs of soliciting these proxies?

A:

Terra BDC will bear the expenses in connection with the solicitation of proxies for the Special Meeting, including the cost of preparing, printing and mailing this proxy statement, the accompanying Notice of Special Meeting of Stockholders and the proxy card. In addition to the solicitation of proxies by the use of the mail, proxies may be solicited in person and by telephone or facsimile transmission by: (i) the directors, officers, or employees of Terra BDC or by the officers of Terra BDC Advisor (without special compensation therefor), or (ii) by Mediant, the Company’s proxy solicitor, which has been engaged on behalf of Terra BDC Advisor to solicit proxies on Terra BDC’s behalf at an estimated fee of $200,000, plus out-of-pocket expenses.

Q:	Who can answer my questions?

A:

If you have any questions about the Merger or how to authorize your proxy, or need additional copies of this proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact the proxy solicitor hired by Terra BDC by calling 1-844-559-1548 or writing to Terra Income Fund 6, Inc., c/o Mediant Communications, Inc., P.O. Box 8035, Cary, NC 27512-9916.

SUMMARY

The following summary highlights selected information in this proxy statement/prospectus and may not contain all the information that may be important to you with respect to the Merger Agreement, the Merger, or the Special Meeting. Accordingly, you are encouraged to read this proxy statement/prospectus, including its Annexes, carefully and in its entirety. Each item in this summary includes a page reference directing you to a more complete description of that topic. See also “Where You Can Find More Information” on page 141.

The Companies

Terra Property Trust, Inc. (See page 36)

Terra Property Trust, Inc.

550 Fifth Avenue, 6th Floor

New York, New York 10036

(212) 753-5100

TPT is a real estate credit-focused company that originates, structures, funds and manages commercial real estate credit investments, including mezzanine loans, first mortgage loans, subordinated mortgage loans and preferred equity investments throughout the United States. TPT’s loans finance the acquisition, construction, development or redevelopment of quality commercial real estate in the United States. TPT focuses on the origination of middle market loans in the approximately $10 million to $50 million range, to finance properties primarily in primary and secondary markets. TPT believes loans in this size range are subject to less competition, offer higher risk adjusted returns than larger loans with similar risk metrics and facilitate portfolio diversification. TPT’s investment objective is to provide attractive risk-adjusted returns to its stockholders, primarily through regular distributions.

TPT is externally managed and advised by TPT Advisor, an investment advisor registered with the SEC under the Investment Advisors Act of 1940, as amended.

TPT is a Maryland corporation that elected to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2016. As long as TPT qualifies as a REIT, TPT is generally not subject to U.S. federal income tax on its net taxable income to the extent that TPT annually distributes all of its net taxable income to stockholders.

TPT’s principal executive offices are located at 550 Fifth Avenue, 6th Floor, New York, New York 10036, and its telephone number is (212) 753-5100.

Terra Merger Sub, LLC (See page 37)

Terra Merger Sub, LLC

550 Fifth Avenue, 6th Floor

New York, New York 10036

(212) 753-5100

Merger Sub is a Delaware limited liability company that was formed solely for the purpose of effecting the Merger. Pursuant to the Merger Agreement, subject to the satisfaction of the closing conditions set forth in the Merger Agreement with respect to the Merger, Terra BDC will merge with and into Merger Sub, with Merger Sub continuing as the Surviving Company of the Merger. Merger Sub has not conducted any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement.

Terra Income Fund 6, Inc. (See page 37)

Terra Income Fund 6, Inc.

550 Fifth Avenue, 6th Floor

New York, New York 10036

(212) 753-5100

Terra BDC is a specialty finance company that invests primarily in commercial real estate loans, preferred equity real estate investments and select commercial real estate-related debt securities of private companies. Terra BDC originates, acquires, funds and structures real estate-related loans, including first and second mortgage loans, mezzanine loans, bridge loans, convertible mortgages and other loans related to high-quality commercial real estate in the United States. Terra BDC’s primary investment objectives are to pay attractive and stable cash distributions and to preserve, protect and return capital contributions to stockholders.

Terra BDC is externally managed and advised by the Terra BDC Advisor, an investment advisor registered with the SEC under the Advisors Act.

Terra BDC is a non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the Investment Company Act. Terra BDC initially elected to be taxed for U.S. federal income tax purposes beginning with its taxable year ended September 30, 2015, and qualified annually thereafter, as a RIC until December 31, 2018, when Terra BDC changed its tax election from taxation as a RIC to taxation as a REIT. Terra BDC elected to be taxed as a REIT commencing with its short taxable year commencing October 1, 2018 and ending December 31, 2018. Concurrent with the change in its tax election, Terra BDC changed its fiscal year end from September 30 to December 31 to satisfy the REIT requirements under the Code.

Terra BDC’s principal executive offices are located at 550 Fifth Avenue, 6th Floor, New York, New York 10036, and its telephone number is (212) 753-5100.

The Combined Company (See page 37)

Upon completion of the Merger, TPT will remain a real estate credit-focused company that originates, structures, funds and manages commercial real estate credit investments, including mezzanine loans, first mortgage loans, subordinated mortgage loans and preferred equity investments throughout the United States. Upon completion of the Merger, TPT will continue to operate under the name “Terra Property Trust, Inc.” and will continue to be externally advised and managed by TPT Advisor.

Following the Merger, the combined business will continue to be operated through TPT and its subsidiaries, which will include the Surviving Company and its subsidiaries.

Following the Merger, TPT’s principal executive offices will continue to be located at 550 Fifth Avenue, 6th Floor, New York, New York 10036, and its telephone number will continue to be (212) 753-5100.

The Merger (see page 47)

The Merger Agreement

TPT, Terra BDC, Merger Sub, Terra BDC Advisor and Terra REIT Advisor have entered into the Merger Agreement attached as Annex A to this proxy statement/prospectus, which is incorporated herein by reference. TPT and Terra BDC encourage you to carefully read the Merger Agreement in its entirety because it is the principal document governing the Merger and the other transactions contemplated by the Merger Agreement.

The Merger

Pursuant to the Merger Agreement, subject to the satisfaction of the closing conditions set forth in the Merger Agreement with respect to the Merger, Terra BDC will merge with and into Merger Sub, with Merger Sub continuing as the Surviving Company of the Merger and a wholly owned subsidiary of TPT.

Immediately upon completion of the Merger, the continuing TPT stockholders as of immediately prior to Closing are expected to own in the aggregate approximately 80.1% of the outstanding shares of TPT Class B Common Stock on a fully diluted basis, and stockholders of Terra BDC as of immediately prior to Closing are expected to own in the aggregate the remaining approximately 19.9% of the outstanding shares of TPT Class B Common Stock on a fully diluted basis, based on the number of issued and outstanding shares of Terra BDC Common Stock as of the Record Date and an assumed Exchange Ratio of 0.595 shares of TPT Class B Common Stock for each share of Terra BDC Common Stock.

Merger Consideration (See page 99)

Overview

Pursuant to the terms and subject to the conditions of the Merger Agreement, at the Effective Time, each outstanding share of Terra BDC Common Stock will be automatically cancelled and retired, and converted into the right to receive:

(i)	0.595 shares (as such Exchange Ratio may be adjusted in accordance with the Merger Agreement) of the newly designated TPT Class B Common Stock, and

(ii)

cash, without interest, in lieu of any fractional shares of TPT Class B Common Stock otherwise issuable in an amount, rounded to the nearest whole cent, determined by multiplying (x) the fraction of a share of TPT Class B Common to which such holder would otherwise be entitled by (y) $14.38.

If, prior to the Effective Time, either Terra BDC or TPT splits, combines or otherwise reclassifies either the Terra BDC Common Stock or the TPT Common Stock or makes a dividend or other distribution in shares of the Terra BDC Common Stock or the TPT Common Stock, or engages in a reorganization, recapitalization or exchange or other similar change, then the Exchange Ratio will be ratably adjusted to reflect fully the effect of any such event.

TPT Class B Common Stock

Prior to the Effective Time, TPT will file the TPT Charter Amendment with the SDAT. Pursuant to the TPT Charter Amendment, (i) the authorized shares of stock which TPT has authority to issue will be increased from 500,000,000 to 950,000,000, consisting of 450,000,000 shares of TPT Class A Common Stock, 450,000,000 shares of TPT Class B Common Stock, and 50,000,000 shares of preferred stock, $0.01 par value per share, and (ii) each share of TPT Common Stock issued and outstanding immediately prior to the Effective Time will be automatically changed into one issued and outstanding share of TPT Class B Common Stock. Concurrently with the execution of the Merger Agreement, all the holders of shares of TPT Common Stock unanimously approved the TPT Charter Amendment.

The shares of TPT Class B Common Stock issued in the Merger will, except as discussed below with respect to conversion, have identical preferences, rights, powers, restrictions and terms as each other share of TPT Common Stock. On the First Conversion Date, one-third of the issued and outstanding shares of TPT Class B Common Stock will automatically convert into an equal number of shares of TPT Class A Common Stock. On the Second Conversion Date, one-half of the issued and outstanding shares of TPT Class B Common Stock will automatically convert into an equal number of shares of TPT Class A Common Stock. On the Third Conversion Date, all of the issued and outstanding shares of TPT Class B Common Stock will automatically convert into an equal number of shares of TPT Class A Common Stock.

Terra BDC Charter Amendment (See page 44)

The Terra BDC Charter Amendment would remove from the Terra BDC Charter certain substantive and procedural protections on “Roll-Up Transactions” involving a “Roll-Up Entity.” (See “Proposals Submitted to Terra BDC Stockholders— Terra BDC Charter Amendment Proposal” beginning on page 44 for definitions of these terms.) Absent the Terra BDC Charter Amendment, the Merger would be considered a “Roll-Up Transaction” under the definition thereof in the Terra BDC Charter. Pursuant to “Roll-Up” provisions of the Terra BDC Charter, Terra BDC Stockholders who vote “no” on the proposal to approve the Merger would be entitled to the choice of: (1) accepting the securities offered in the Roll-Up Entity in the Merger or (2) one of the following: (a) remaining as Terra BDC Stockholders and preserving their interests therein on the same terms and conditions as existed previously or (b) receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of Terra BDC’s net assets. In addition, under the Terra BDC Charter, Terra BDC would be prohibited from participating in any Roll-Up Transaction: (1) that would result in the Terra BDC Stockholders having voting rights in a Roll-Up Entity that are less than those provided in the Terra BDC Charter, (2) that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-Up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-Up Entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-Up Entity on the basis of the number of shares held by that investor, (3) in which investors’ rights to access of records of the Roll-Up Entity will be less than those provided in the Terra BDC Charter or (4) in which any of the costs of the Roll-Up Transaction would be borne by Terra BDC if the Roll-Up Transaction is rejected by the Terra BDC Stockholders. The provisions of the Terra BDC Charter subject to the Terra BDC Charter Amendment would also require Terra BDC to obtain an appraisal of its assets from an independent appraiser.

Terra BDC believes that the effect of these provisions, if not amended, would make consummation of the Merger not practical to complete. Because of the effect of these provisions on the Merger, the Terra BDC Board determined that it is necessary to amend the Terra BDC Charter to eliminate these provisions. Accordingly, approval of the Terra BDC Charter Amendment is a condition to each party’s obligation to complete the Merger. See “Proposals Submitted to Terra BDC Stockholders—Terra BDC Charter Amendment Proposal” beginning on page 44 for a detailed discussion of the Charter Amendment.

BDC Election Withdrawal (see page 45)

The BDC Election Withdrawal would allow Terra BDC to withdraw its election to be regulated as a BDC under the Investment Company Act. Absent the BDC Election Withdrawal, Terra BDC would be prohibited from consummating the Merger because of the restrictions on affiliated transactions set forth in Section 57 and rules promulgated under Section 17 of the Investment Company Act. Accordingly, the Terra BDC Board determined that it was necessary for Terra BDC to withdraw its election to be regulated as a BDC under the Investment Company Act. The approval of the BDC Election Withdrawal is a condition to each party’s obligation to complete the Merger. See “Proposals Submitted to Terra BDC Stockholders—BDC Election Withdrawal Proposal” beginning on page 45 for a detailed discussion of the BDC Election Withdrawal.

Termination Agreement (See page 115)

Concurrently with the execution of the Merger Agreement, Terra BDC and Terra BDC Advisor entered into the Termination Agreement. Pursuant to the Termination Agreement, effective as of the Effective Time, (i) the Terra BDC Advisory Agreement will terminate and (ii) the Terra BDC Advisor will waive any claim or right it has or may have to any distribution, fee or payment, if any, that would otherwise be payable by or on behalf of Terra BDC as a result of the Merger or the termination of the Terra BDC Advisory Agreement.

Recommendation of the Terra BDC Board (See page 39)

Based on the recommendation of the Terra BDC Special Committee, the Terra BDC Board has (i) determined that the Merger Agreement, the Terra BDC Charter Amendment, the BDC Election Withdrawal,

the Merger and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of Terra BDC and its stockholders and, in the case of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, are fair and reasonable to Terra BDC and on terms and conditions no less favorable to Terra BDC than those available from unaffiliated third parties, (ii) authorized and approved the Merger Agreement, the Terra BDC Charter Amendment, the BDC Election Withdrawal, the Merger and the other transactions contemplated by the Merger Agreement, (c) directed that the Merger, the Terra BDC Charter Amendment and the BDC Election Withdrawal be submitted for consideration at the Special Meeting and (iv) recommended the approval of the Merger, the Terra BDC Charter Amendment and the BDC Election Withdrawal by the Terra BDC Stockholders at the Special Meeting.

Certain factors considered by the Terra BDC Board in reaching its decision to authorize, approve and adopt the Merger Agreement, the Terra BDC Charter Amendment, the BDC Election Withdrawal, the Merger and the other transactions contemplated by the Merger Agreement can be found in the section entitled “The Merger — Recommendation of the Terra BDC Board and Its Reasons for the Merger” beginning on page 53.

Summary of Risk Factors Related to the Merger (See page 23)

You should consider carefully all the risk factors, together with all of the other information included in this proxy statement/prospectus, before deciding how to vote. The risks related to the Merger and the related transactions are described under the caption “Risk Factors—Risk Factors Relating to the Merger” beginning on page 23. Certain of the significant risks are summarized below.

•	The Exchange Ratio will not be adjusted to reflect any changes in the value of the stock of Terra BDC or TPT prior to the Closing.

•

The Merger is subject to a number of conditions, including the Terra BDC Stockholder Approvals, which, if not satisfied or waived in a timely manner, would delay the Merger or adversely impact Tera BDC’s and TPT’s ability to complete the Merger.

•	Failure to consummate the Merger as currently contemplated or at all could adversely affect future business and financial results of Terra BDC or TPT.

•

The Merger Agreement contains provisions that could discourage a potential competing acquirer of Terra BDC or could result in any competing acquisition proposal being at a lower price than it might otherwise be.

•	The pendency of the Merger could adversely affect the business and operations of Terra BDC or TPT.

•	The voting power of former Terra BDC Stockholders will be diluted by the Merger.

•	If the Effective Time does not occur by the Outside Date, either Terra BDC or TPT may terminate the Merger Agreement.

•

The shares of TPT Class B Common Stock issued in the Merger will not be listed on any securities exchange and there can be no assurance that an active trading market for such shares of TPT Class B Common Stock will develop, or if one develops, be maintained.

•

The shares of TPT Class B Common Stock will convert into shares of TPT Class A Common Stock in stages following the initial listing of shares of TPT Class A Common Stock on a national securities exchange; however, there is no guarantee when or if such a listing of the TPT Class A Common Stock will occur.

•	Following the Merger, the Combined Company may be unable to realize the anticipated synergies or other expected benefits of the Merger on the anticipated timeframe or at all.

•	Following the Merger, the Combined Company may not pay dividends at or above the rate currently paid by TPT or Terra BDC.

•	The Combined Company will have a significant amount of indebtedness and may need to incur more in the future.

•	The Combined Company is expected to incur substantial expenses related and unrelated to the Merger.

•

The historical and unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus may not be representative of the Combined Company’s results after the Merger, and accordingly, you have limited financial information on which to evaluate the Combined Company following the Merger.

•	Investment in the Combined Company’s stock presents various tax risks.

•

The COVID-19 pandemic has caused severe disruptions in the U.S. and global economy and to the businesses of Terra BDC and TPT, and may have an adverse impact on the performance, financial condition and results of operations of the Combined Company.

The Special Meeting (See page 39)

The Special Meeting will be held live over the Internet on September 12, 2022 at 11:00 a.m., Eastern Time, for the following purposes:

1.	to consider and vote on a proposal to approve the Merger;

2.	to consider and vote on a proposal to approve the Terra BDC Charter Amendment;

3.	to consider and vote on a proposal to approve the BDC Election Withdrawal; and

4.	to consider and vote on the Adjournment Proposal.

Terra BDC Stockholders who owned shares of Terra BDC Common Stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof. On the Record Date, there were 8,125,400.22 shares of Terra BDC Common Stock outstanding, of which 8,079,887.83 shares were entitled to vote at the Special Meeting, held by approximately 2,118 holders of record.

The Terra BDC Bylaws provide that the presence in person or by proxy of stockholders entitled to cast at least a majority of all the votes entitled to be cast constitutes a quorum at a meeting of its stockholders. Shares that are voted, shares abstaining from voting and broker non-votes are treated as being present at the Special Meeting for purposes of determining whether a quorum is present.

The Merger and the Terra BDC Charter Amendment must each be approved by the affirmative vote of the holders of at least a majority of the outstanding shares of Terra BDC Common Stock entitled to vote at the Special Meeting on the matter. The BDC Election Withdrawal must be approved by the affirmative vote of the lesser of (i) 67% or more of the shares of Terra BDC Common Stock present and entitled to vote at the Special Meeting on the BDC Election Withdrawal, if the holders of 50% or more of the outstanding shares of Terra BDC Common Stock are present at the Special Meeting in person or by proxy, or (ii) more than 50% of the outstanding shares of Terra BDC Common Stock entitled to vote at the Special Meeting on the BDC Election Withdrawal. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast on the matter by the holders of the outstanding shares of Terra BDC Common Stock entitled to vote at the Special Meeting.

Your vote as a Terra BDC Stockholder is important. Accordingly, please promptly submit your proxy whether or not you plan to attend the Special Meeting in person.

If you do not indicate how your shares of Terra BDC Common Stock should be voted on a matter, the shares of Terra BDC Common Stock represented by your properly executed proxy will be voted as the Terra BDC Board recommends and therefore “FOR” the proposal to approve the Merger, “FOR” the proposal to approve the

Terra BDC Charter Amendment, “FOR” the proposal to approve the BDC Election Withdrawal and “FOR” the adjournment proposal. If you do not provide voting instructions to your broker or other nominee, your shares of Terra BDC Common Stock will NOT be voted at the meeting and will be considered broker non-votes.

Directors and Executive Officers of the Combined Company (See page 66)

Upon the Closing, the TPT Board will increase the number of directors comprising the TPT Board from three to six and cause each of the Terra BDC Designees to be elected to the TPT Board. Each of the Terra BDC Designees is currently a member of the Terra BDC Board. If a Terra BDC Designee is not able or willing to serve on the TPT Board as of the Effective Time, Terra BDC will select, within a reasonable period of time prior to the Effective Time, a replacement, and the TPT Board will elect such replacement as a member of the TPT Board as of the Effective Time. Each of the other members of the TPT Board immediately prior to the Closing will continue as members following the Closing.

Each of the executive officers of TPT immediately prior to the Closing will continue as an executive officer of the Combined Company following the Closing.

Interests of Terra BDC’s and TPT’s Directors and Executive Officers in the Merger (See page 67)

In considering the recommendation of the Terra BDC Board to approve the Merger, the Terra BDC Charter Amendment and the BDC Election Withdrawal, Terra BDC Stockholders should be aware that directors and executive officers of Terra BDC and TPT have certain interests in the Merger and the other transactions contemplated by the Merger Agreement that may be different from, or in addition to, the interests of Terra BDC Stockholders generally and that may present actual or potential conflicts of interests. The Terra BDC Special Committee and Terra BDC Board were aware of these interests and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement, the Terra BDC Charter Amendment, the BDC Election Withdrawal, the Merger and the other transactions contemplated by the Merger Agreement.

Affiliation of Terra BDC and TPT

Terra BDC and TPT are affiliated entities under common management. Vikram S. Uppal serves as the Chairman of the Board and Chief Executive Officer of both Terra BDC and TPT. Gregory M. Pinkus serves as the Chief Operating Officer and Chief Financial Officer of both Terra BDC and TPT, and Daniel J. Cooperman serves as the Chief Originations of both Terra BDC and TPT. Mr. Uppal is a direct and indirect stockholder in both Terra BDC and TPT.

Officers and Directors of the Combined Company

Pursuant to the Merger Agreement and as noted above, the Terra BDC Designees, all of whom are current members of the Terra BDC Board, will be elected to the TPT Board upon consummation of the Merger. Each of the other members of the TPT Board immediately prior to the Closing will continue as members following the Closing. In addition, each of the executive officers of TPT immediately prior to the Closing will continue as an executive officer of the Combined Company following the Closing.

TPT Advisory Agreement

Following the Closing, TPT will continue to be managed by the TPT Advisor under the terms of the TPT Advisory Agreement. Pursuant to the TPT Advisory Agreement, the TPT Advisor provides certain management services to TPT, subject to oversight by the TPT Board. In exchange for its services, TPT pays the TPT Advisor various fees, including asset management fees and assets servicing fees, as well as reimburses the TPT Advisor for certain expenses incurred by it and its affiliates in rendering management services to TPT. TPT Advisor is a subsidiary of Terra Capital Partners, a company indirectly owned and controlled by Mr. Uppal.

Pursuant to the TPT Advisory Agreement, TPT pays TPT Advisor (i) a monthly asset management fee at an annual rate equal to 1.0% of TPT’s aggregate funds under management (including the amount of any debt incurred or assumed to finance any asset and related closing costs and expenses), as well as cash then held by TPT, and (ii) a monthly asset servicing fee at an annual rate equal to 0.25% of the aggregate gross origination price for each of TPT’s assets (including the amount of any debt incurred or assumed to finance any asset, and related closing costs and expenses). The amount of such asset management and asset servicing fees payable to the TPT Advisor will increase following the Closing due to TPT’s acquisition of Terra BDC’s assets in the Merger.

The TPT Advisory Agreement was negotiated between related parties, and the terms, including fees and other amounts payable may not be as favorable to TPT as if they had been negotiated with an unaffiliated third party.

Appraisal Rights in the Merger (See page 68)

No parties will be entitled to appraisal rights in connection with the Merger or the other transactions contemplated by the Merger Agreement.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Terra BDC has engaged Mediant to assist in the solicitation of proxies.

Conditions to Closing (See page 110)

Pursuant to the Merger Agreement, a number of conditions must be satisfied or, to the extent permitted by law, waived before the Merger and the other transactions contemplated by the Merger Agreement can be consummated. These conditions include, among others:

•	accuracy of each party’s representations, subject in most cases to materiality or material adverse effect qualifications;

•	material performance and compliance with each party’s covenants;

•	no injunction or law prohibiting the Merger and the other transactions contemplated by the Merger Agreement;

•	the absence of a material adverse effect (as defined by the Merger Agreement) on either Terra BDC or TPT;

•	the Terra BDC Stockholder Approvals having been obtained;

•

effectiveness of the registration statement on Form S-4, of which this proxy statement/prospectus constitutes a part, and no stop order suspending the effectiveness of the Form S-4 having been initiated or threatened by the SEC; and

•	the receipt of certain legal opinions, including tax opinions relating to the REIT status of Terra BDC and TPT.

Neither Terra BDC nor TPT can give any assurance as to when or if all of the conditions to the consummation of the Merger will be satisfied or waived or that the Merger will occur.

Regulatory Approvals Required for the Merger (See page 68)

TPT is not aware of any material federal or state regulatory requirements that must be complied with, or approvals that must be obtained, in connection with the Merger or the other transactions contemplated by the Merger Agreement.

No Solicitation of Transactions (See page 108)

Except as expressly permitted by the Merger Agreement, Terra BDC and the Terra BDC Advisor may not, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate any inquiry, proposal or offer with respect to, or the announcement, making or completion of, any Acquisition Proposal (as defined in “The Merger Agreement—No Solicitation of Transactions” beginning on page 108), or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person (other than TPT or its representatives) any non-public information or data in furtherance of, any Acquisition Proposal or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (iii) enter into any definitive acquisition agreement, merger agreement, share exchange agreement, consolidation agreement, option agreement, joint venture agreement or partnership agreement (including any letter of intent or agreement in principle) (each, an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal, (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement or any takeover statute or (v) agree, approve, recommend or propose to do any of the foregoing.

The Merger Agreement requires the Terra BDC Board to make the Terra BDC Board Recommendation and limits the ability of the Terra BDC Board to fail to make or withdraw the Terra BDC Board Recommendation in a manner adverse to TPT, to approve or recommend another Acquisition Proposal, or to take similar actions (referred to as an “Adverse Recommendation Change”). However, the Merger Agreement provides that, beginning upon execution of the Merger Agreement and until the Terra BDC Stockholder Approvals have been obtained, the Terra BDC Board has the right, directly or indirectly, to, among other things, make an Adverse Recommendation Change in response to a Superior Proposal or an Intervening Event (each as defined in “The Merger Agreement—No Solicitation of Transactions” beginning on page 108) or terminate the Merger Agreement in accordance with its terms in order to concurrently enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, in each case subject to the satisfaction of certain conditions.

Termination of Merger Agreement; Termination Fees

The Merger Agreement may be terminated at any time before the Effective Time by the mutual written consent of Terra BDC and TPT.

The Merger Agreement may also be terminated prior to the Effective Time by either Terra BDC or TPT if, among other things:

•

if the Merger has not have occurred by the Outside Date; provided, that this right to terminate the Merger Agreement will not be available to any party if the failure of such party to perform in all material respects its obligations under the Merger Agreement is the cause of the failure of the Merger to be consummated by the Outside Date;

•

if a court or other governmental authority issues a final and nonappealable order prohibiting the Merger; provided, that this right to terminate the Merger Agreement will not be available to any party if the failure of such party to perform in all material respects its obligations under the Merger Agreement is the primary cause of such final, non-appealable order;

•

if the Terra BDC Stockholder Approvals are not obtained; provided, that this right to terminate the Merger Agreement will not be available to a party if the failure to receive the Terra BDC Stockholder Approvals was primarily due to the failure of a party to perform in all material respects its obligations under the Merger Agreement; or

•

if the other party has breached or failed to perform any of its representations, warranties, obligations, covenants or agreements set forth in the Merger Agreement, which breach or failure, either individually or in the aggregate, if continuing at the Effective Time (A) would result in the failure of any of the conditions to closings set forth in the Merger Agreement and (B) cannot be cured or waived by the Outside Date.

The Merger Agreement also may be terminated by Terra BDC (upon the approval by the Terra BDC Special Committee), prior to obtaining the Terra BDC Stockholder Approvals, in order to substantially concurrently enter into an Alternative Acquisition Agreement providing for a Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, the Merger Agreement; provided, that such right to terminate shall only apply if (i) such Superior Proposal did not result from a breach of any of the provisions set forth in the Merger Agreement and (ii) prior to or simultaneously with such termination, Terra BDC pays TPT the required termination fee.

Further, the Merger Agreement also may be terminated by TPT, if, prior to obtaining the Terra BDC Stockholder Approvals, the Terra BDC Board has effected an Adverse Recommendation Change or Terra BDC has materially breached any of certain provisions of the Merger Agreement (as discussed below in “The Merger Agreement—No Solicitation of Transactions”).

The Merger Agreement provides that Terra BDC will pay TPT a termination fee in the amount of $2,575,533 (provided that a reduced termination fee of $1,103,800 is payable under certain circumstances set forth in the Merger Agreement) if, among other circumstances, either (i) TPT terminates the Merger Agreement due to an Adverse Recommendation Change or a material breach by Terra BDC of certain provisions of the Merger Agreement regarding competing acquisition proposals, or (ii) Terra BDC terminates the Merger Agreement in order to enter into a definitive agreement with a third party providing for a Superior Proposal.

For more information regarding termination of the Merger Agreement and the termination fees payable by Terra BDC to TPT in certain circumstances, see “The Merger Agreement — Termination of the Merger Agreement and Termination Fees” beginning on page 111.

Material U.S. Federal Income Tax Consequences of the Merger

The Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code. The Closing is conditioned on the receipt by each of Terra BDC and TPT of an opinion from Venable LLP and Alston & Bird LLP, respectively, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming that the Merger qualifies as a reorganization, U.S. holders of Terra BDC Common Stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of TPT Class B Common Stock in exchange for Terra BDC Common Stock in connection with the Merger, except with respect to the cash received in lieu of fractional shares of TPT Class B Common Stock.

The tax consequences to you of the Merger will depend on your own situation. You should consult your tax advisor for a full understanding of the tax consequences to you (including the application and effect of any state, local or non-U.S. income and other tax laws) of the Merger. For more information regarding the tax consequences of the Merger, please see “Material U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 70.

Accounting Treatment of the Merger

TPT and Terra BDC prepare their respective financial statements in accordance with generally accepted accounting principles in the United States. The Merger will be accounted for using the acquisition method of accounting, with TPT being treated as the accounting acquirer. In identifying TPT as the acquiring entity for accounting purposes, TPT and Terra BDC took into account a number of factors, including the relative size of the merging companies, which entity issues additional shares in conjunction with the Merger, the relative voting interests of the respective stockholders after consummation of the Merger, and the composition of the board of directors and senior management of the Combined Company after consummation of the Merger.

TPT, as the acquirer, will account for the Merger as an asset acquisition and all direct acquisition-related costs will be capitalized to the total cost of the assets acquired and liabilities assumed. Total cost will be allocated to the assets acquired and liabilities assumed on a relative fair value basis.

Opinion of the Terra BDC Special Committee’s Financial Advisor

The Terra BDC Special Committee retained Stanger to provide it with financial advisory services in connection with the proposed Merger. On April 29, 2022, Stanger rendered to the Terra BDC Special Committee its oral opinion, subsequently confirmed in writing on May 2, 2022, based upon and subject to the limitations and assumptions set forth in its written opinion, that the consideration to be received by Terra BDC’s stockholders pursuant to the Merger Agreement was fair to Terra BDC’s stockholders from a financial point of view.

Stanger’s opinion was for the information and use of the Terra BDC Special Committee (in its capacity as such) in connection with its evaluation of the Merger. Stanger’s opinion only addressed the fairness, from a financial point of view, of the merger consideration to be paid to the stockholders of Terra BDC in the Merger and did not address any other aspect or implication of the Merger. The summary of Stanger’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, matters considered and limitations and qualifications on the review undertaken by Stanger in connection with the preparation of its opinion. However, neither Stanger’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus is intended to be, and they do not constitute, advice or a recommendation to the Terra BDC Special Committee or any stockholder of Terra BDC or any other person as to how such holder should vote or act on any matter relating to the Merger. See “The Merger—Opinion of the Terra BDC Special Committee’s Financial Advisor” beginning on page 59.

Comparison of Rights of Terra BDC Stockholders and TPT Stockholders

Terra BDC Stockholders will have different rights following the Merger because they will hold, directly or indirectly, shares of TPT Class B Common Stock (which will automatically convert into shares of TPT Class A Common Stock pursuant to the terms thereof) instead of shares of Terra BDC Common Stock, and there are differences between the governing documents of Terra BDC and TPT.

For a summary of certain differences between the rights of Terra BDC Stockholders and TPT stockholders, see “Comparison of Rights of Terra BDC Stockholders and TPT Stockholders” beginning on page 123.

Comparative Per Share Market Price and Distribution Information

TPT’s Distribution Data

For the years ended December 31, 2021 and 2020, the TPT Board authorized and TPT declared total cash distributions of $0.88 and $1.16 per share of TPT common stock, respectively, that were paid monthly in the same period in which each was declared. There can be no assurance that the TPT Board will continue to authorize and that TPT will continue to declare such distributions at such amount and frequency, if at all.

The following table summarizes distributions paid in cash by TPT for the three months ended March 31, 2022 and the year ended December 31, 2021:

Period	Cash Distribution
First Quarter 2022	$3,893,595
Total	$3,893,595

First Quarter 2021	$3,893,595
Second Quarter 2021	4,429,352
Third Quarter 2021	3,893,594
Fourth Quarter 2021	4,893,595

Total	$17,110,136

Terra BDC’s Distribution Data

The Terra BDC Board has historically authorized and Terra BDC has historically declared a distribution to Terra BDC Stockholders on a monthly basis that accrues daily to Terra BDC Stockholders of record as of the close of business on each day and is payable in cumulative amounts on or before the last day of each calendar month. There can be no assurance that the Terra BDC Board will continue to authorize and that Terra BDC will continue to declare such distributions at such amount and frequency, if at all.

The following table summarizes distributions paid by Terra BDC, including pursuant to the Terra BDC distribution reinvestment plan, for the three months ended March 31, 2022 and the year ended December 31, 2021.

Period	Cash Distribution	Distribution Paid Pursuant to Distribution Reinvestment Plan(1)	Total Amount of Distribution
First Quarter 2022	$695,369	$211,863	$907,232
Total	$695,369	$211,863	$907,232

First Quarter 2021	$704,867	$236,079	$940,946
Second Quarter 2021	721,479	234,522	956,001
Third Quarter 2021	739,346	230,633	969,979
Fourth Quarter 2021	727,187	221,390	948,577

Total	$2,892,879	$922,624	$3,815,503

(1)	Amount of distributions paid in shares pursuant to the Terra BDC distribution reinvestment plan.

RISK FACTORS

In addition to other information included elsewhere in this proxy statement/prospectus and in the annexes to this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 34, you should carefully consider the following risk factors in deciding whether to vote for the approval of the Merger, the Terra BDC Charter Amendment and the BDC Election Withdrawal. In addition, you should read and consider the risks associated with each of the businesses of TPT and Terra BDC because these risks will also affect the Combined Company. These risks can be found in the Annual Report on Form 10-K for the year ended December 31, 2021 and other reports filed with the SEC by Terra BDC and TPT, including particularly the sections therein titled “Risk Factors.” You should also read and consider the other information in this proxy statement/prospectus. Please also see “Where You Can Find More Information” on page 141.

Risk Factors Relating to the Merger

The Exchange Ratio will not be adjusted in the event of any change in the value of the shares of Terra BDC Common Stock or TPT Common Stock.

The Exchange Ratio will only be ratably adjusted if, prior to the Effective Time, either Terra BDC or TPT splits, combines or otherwise reclassifies either the Terra BDC Common Stock or the TPT Common Stock or makes a dividend or other distribution in shares of the Terra BDC Common Stock or the TPT Common Stock, or engages in a reorganization, recapitalization or exchange or other similar change. Accordingly, the Exchange Ratio will not be adjusted to account for the following factors:

•	the announcement of the Merger or the prospects of the Combined Company;

•	changes in market assessments of the business, operations, financial position and prospects of either TPT or Terra BDC;

•	market assessments of the likelihood that the Merger will be completed;

•	interest rates, general market and economic conditions and other factors generally affecting the value of Terra BDC’s or TPT’s assets;

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which Terra BDC and TPT operate; and

•	other factors beyond the control of Terra BDC and TPT, including those described or referred to elsewhere in this “Risk Factors” section.

Factors such as TPT’s operating performance and the performance of similar companies, actual or anticipated differences in operating results, changes in market valuations of similar companies, strategic decisions by TPT, including the Merger, or strategic decisions by TPT’s competitors, the realization of any of the other risk factors presented in this proxy statement/prospectus and other factors, including factors unrelated to TPT’s performance such as general market conditions and changes in interest rates that may impact other companies, including TPT’s competitors, could affect the value of TPT and its investments.

The terms of the Merger may not be as favorable to the Terra BDC Stockholders and TPT stockholders as if only independent representatives were involved in analyzing the transactions.

While each of the Terra BDC Board and the TPT Board formed a separate special committee and each special committee retained separate legal and financial advisors to assist it in evaluating the Merger, representatives of each of Terra BDC and TPT performed an initial review of potential alternatives for Terra BDC and TPT and proposed the initial terms and conditions of the Merger. If only independent representatives of Terra BDC and TPT were involved in considering liquidity alternatives for Terra BDC and TPT and analyzing the transactions, the terms of the Merger might have been different.

The Merger, the Terra BDC Charter Amendment and the BDC Election Withdrawal are subject to approval by Terra BDC Stockholders.

In order for the Merger to be completed, in addition to approving the Merger, Terra BDC Stockholders also must approve the Terra BDC Charter Amendment and the BDC Election Withdrawal. If such required approvals are not obtained by the Outside Date, the Merger may not be consummated, even if the Terra BDC Stockholders have approved the Merger. The failure to achieve expected benefits and unanticipated costs relating to the Merger could reduce Terra BDC’s and TPT’s financial performance.

TPT stockholders and Terra BDC Stockholders will be diluted by the Merger.

The Merger will dilute the ownership position of the current TPT stockholders and result in Terra BDC Stockholders having an ownership stake in TPT that is smaller than their current stake in Terra BDC. In connection with the Merger, TPT expects to issue approximately 4,833,725 million shares of TPT Class B Common Stock to the Terra BDC Stockholders, based on an Exchange Ratio of 0.595 and the number of shares of Terra BDC Common Stock outstanding on the Record Date. TPT stockholders and the former Terra BDC Stockholders are expected to hold approximately 80.1% and 19.9%, respectively, of the TPT Class B Common Stock outstanding immediately after the Merger, based on the number of shares TPT Common Stock and Terra BDC Common Stock outstanding on the Record Date and various assumptions regarding share issuances by each of TPT and Terra BDC prior to the Effective Time of the Merger. Consequently, TPT stockholders and Terra BDC Stockholders, as a general matter, will have less influence over the management and policies of TPT after the Merger than each exercise over the management and policies of TPT and Terra BDC, as applicable, immediately prior to the Merger.

Terra BDC may be obligated to pay TPT termination fees if the Merger Agreement is terminated under certain circumstances.

The Merger Agreement provides that Terra BDC will pay TPT a termination fee in the amount of $2,575,533 (provided that a reduced termination fee of $1,103,800 is payable under certain circumstances set forth in the Merger Agreement) if, among other circumstances, either (i) TPT terminates the Merger Agreement due to an Adverse Recommendation Change or a material breach by Terra BDC of certain provisions of the Merger Agreement regarding competing acquisition proposals, or (ii) Terra BDC terminates the Merger Agreement in order to enter into a definitive agreement with a third party providing for a Superior Proposal. See “The Merger Agreement—Termination of the Merger Agreement and Termination Fees” beginning on page 111.

Failure to complete the Merger could negatively impact the future business and financial results of Terra BDC and TPT.

If the Merger is not completed, the ongoing businesses of TPT and Terra BDC could be adversely affected and each of TPT and Terra BDC will be subject to several risks, including the following:

•	Terra BDC being required to pay TPT a termination fee if the Merger Agreement is terminated under certain circumstances; and

•	diversion of management focus and resources from operational matters and other strategic opportunities while working to implement the Merger.

If the Merger is not completed, these risks could materially adversely affect the business, financial results and stock prices of TPT or Terra BDC.

The pendency of the Merger could adversely affect the business and operations of TPT and Terra BDC.

In connection with the pending Merger, some finance providers, business partners or vendors of each of TPT and Terra BDC may delay or defer decisions, which could negatively impact the revenues, earnings, cash flows and expenses of TPT and Terra BDC, regardless of whether the Merger is completed. In addition, due to operating covenants in the Merger Agreement, each of TPT and Terra BDC may be unable, during the pendency of the Merger, to pursue certain strategic transactions, undertake certain significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions that are not in the ordinary course of business, even if such actions would prove beneficial.

Some of the directors and executive officers of each of Terra BDC and TPT have interests in seeing the Merger completed that are different from, or in addition to, those of the other Terra BDC Stockholders and TPT stockholders, respectively.

Some of the directors and executive officers of each of Terra BDC and TPT have interests in the Merger that are different from, or in addition to, those of the Terra BDC Stockholders and the TPT stockholders, respectively. These interests, among other things, may influence the directors and executive officers of each of Terra BDC and TPT to support or approve the Merger. See “The Merger—Interests of Terra BDC and TPT’s Directors and Executive Officers in the Merger” beginning on page 67.

The Merger Agreement prohibits Terra BDC from soliciting proposals relating to alternative business combination transactions, and places conditions on its ability to negotiate and accept a Superior Proposal, which may adversely affect Terra BDC Stockholders.

Pursuant to the Merger Agreement, Terra BDC is subject to restrictions relating to, among other things, the initiation, solicitation, knowing encouragement or facilitation of any inquiries, offers, or other actions that constitute or may reasonably be expected to lead to an Acquisition Proposal. Pursuant to the Merger Agreement, under certain circumstances, if Terra BDC receives an Acquisition Proposal from any person that did not result from a breach of its obligations described herein under “The Merger Agreement—No Solicitation of Transactions” and if the Terra BDC Board determines that such Acquisition Proposal constitutes a Superior Proposal, the Terra BDC Board may, upon making certain determinations relating to the duties of Terra BDC’s directors, take certain actions, including furnishing non-public information with respect to Terra BDC (subject to compliance with certain matters) and disclosing to Terra BDC Stockholders any information required to be disclosed under applicable law. Under the Merger Agreement, beginning upon execution of the Merger Agreement and until the Terra BDC Stockholder Approvals have been obtained, the Terra BDC Board has the right, directly or indirectly, to, among other things, make an Adverse Recommendation Change in response to a Superior Proposal or an Intervening Event or terminate the Merger Agreement in accordance with its terms in order to concurrently enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, in each case subject to the satisfaction of certain conditions. The limitations, requirements and conditions mentioned above are further described herein under the heading “The Merger Agreement—No Solicitation of Transactions.” The limitations, requirements and conditions described above may make it more unlikely that a proposal relating to an alternative business combination transaction would emerge for Terra BDC and may make it more difficult and expensive for Terra BDC to accept a proposal relating to an alternative business combination transaction that the Terra BDC Special Committee determines to be superior to the Merger.

The Merger Agreement contains provisions that grant the Terra BDC Board the limited ability to terminate the Merger Agreement based on the exercise of the directors’ duties in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal.

Terra BDC may terminate the Merger Agreement, subject to the terms thereof, if the Terra BDC Special Committee determines in good faith, after consultation with outside legal counsel, that failure to change its recommendation with respect to the Merger and to terminate the Merger Agreement in order to substantially concurrently enter into an Alternative Acquisition Agreement providing for a Superior Proposal would be inconsistent with the directors’ duties under applicable law. If the Merger is not completed, the ongoing businesses of TPT and Terra BDC could be adversely affected and each of TPT and Terra BDC will be subject to several risks, including the risks described elsewhere in this “Risk Factors” section.

In certain circumstances, either of Terra BDC or TPT may terminate the Merger Agreement.

Terra BDC or TPT may terminate the Merger Agreement if the Merger has not been consummated by the Outside Date. In addition, the Merger Agreement may be terminated if a final and non-appealable order is entered prohibiting or disapproving the Merger, upon a material uncured breach by the other party that would cause certain closing conditions not to be satisfied, or upon the failure to obtain the Terra BDC Stockholder Approvals. See “The Merger Agreement—Termination of the Merger Agreement and Termination Fees” beginning on page 111.

There may be unexpected delays in the consummation of the Merger, which could impact the ability to timely achieve the benefits associated with the Merger.

The Merger Agreement provides that either TPT or Terra BDC may terminate the Merger Agreement if the Merger has not occurred by the Outside Date. Certain events may delay the consummation of the Merger, including without limitation difficulties in obtaining the Terra BDC Stockholder Approvals or satisfying the other closing conditions to which the Merger is subject.

The Merger is subject to a number of conditions which, if not satisfied or waived, would adversely impact the parties’ ability to complete the Merger.

The parties’ obligations to consummate the Merger are subject to certain closing conditions, including, among other things, (a) the effectiveness of this registration statement of which this proxy statement/prospectus forms a part, (b) receipt of the Terra BDC Stockholder Approvals, (c) the Terra BDC Charter Amendment becoming effective, (d) the absence of a Material Adverse Effect (as defined below) on the other party, and (e) the accuracy of the other parties’ representations and warranties and compliance with covenants, subject in each case to materiality standards. There can be no assurance these conditions will be satisfied or waived, if permitted or the occurrence of any effect, event, development or change will not transpire. Therefore, there can be no assurance with respect to the timing of the closing of the Merger or whether the Merger will be completed at all.

TPT expects to incur substantial expenses related to the Merger.

TPT expects to incur substantial expenses in connection with completing the Merger and integrating the assets and operations of Terra BDC that TPT will acquire in the Merger. While TPT has assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond its control that could affect the total amount or the timing of its integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the transaction and integration expenses associated with the Merger could, particularly in the near term, exceed the savings that TPT expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the businesses following the completion of the Merger.

Following the Merger, the Combined Company may be unable to integrate successfully the businesses of TPT and Terra BDC and realize the anticipated benefits of the Merger or do so within the anticipated timeframe.

The Merger involves the combination of two companies which currently operate as independent public companies. Even though the companies are operationally similar, the Combined Company will be required to devote significant management attention and resources to integrating the properties and operations of TPT and Terra BDC. It is possible that the integration process could result in the distraction of the Combined Company’s management, the disruption of the Combined Company’s ongoing business or inconsistencies in the Combined Company’s operations, services, standards, controls, procedures and policies, any of which could adversely affect the ability of the Combined Company to maintain relationships with finance providers, business partners, vendors and other parties or to fully achieve the anticipated benefits of the Merger.

The value of TPT Common Stock may decline as a result of the Merger.

The estimated value of TPT Common Stock may decline as a result of the Merger if the Combined Company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by the TPT Board, or if the effect of the Merger on TPT’s financial results is not consistent with the expectations of the TPT Board. In addition, following the effective time of the Merger, TPT stockholders and former Terra BDC Stockholders will own interests in a Combined Company operating an expanded business with a different mix of assets, risks and liabilities.

After the Merger is completed, Terra BDC Stockholders who receive TPT Class B Common Stock in the Merger will have different rights that may be less favorable than their current rights as Terra BDC Stockholders.

After the consummation of the Merger, Terra BDC Stockholders who receive shares of TPT Class B Common Stock will have certain different rights than they currently have as Terra BDC Stockholders. For a detailed discussion of the differences between the rights of a Terra BDC Stockholder and the rights of a TPT stockholder, see “Comparison of Rights of Terra BDC and TPT Stockholders” beginning on page 123.

An adverse judgment in a lawsuit challenging the Merger may prevent the Merger from becoming effective or from becoming effective within the expected timeframe.

If any purported stockholders file lawsuits challenging the Merger, the Terra BDC Charter Amendment, the BDC Election Withdrawal or any of the other transactions contemplated by the Merger Agreement, TPT and Terra BDC cannot assure you as to the outcome of these lawsuits, including the costs associated with defending these claims or any other liabilities that may be incurred in connection with the litigation or settlement of these claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Merger on the agreed-upon terms, such an injunction may prevent the completion of the Merger in the expected time frame, or may prevent it from being completed altogether. Whether or not the plaintiffs’ claims are successful, this type of litigation is often expensive and diverts management’s attention and resources, which could adversely affect the operation of the parties’ businesses.

Counterparties to certain significant agreements with TPT and/or Terra BDC may have consent rights in connection with the Merger.

TPT and Terra BDC may be party to certain agreements that give the counterparty certain rights, including consent rights, in connection with “change in control” transactions. Under certain of these agreements, the Merger may constitute a “change in control” and, therefore, the counterparty may assert its rights in connection with the Merger. Any such counterparty may request modifications of its agreements as a condition to granting a waiver or consent under those agreements and there can be no assurance that such counterparties will not exercise their rights under the agreements, including termination rights where available. In addition, the failure to obtain consent under one agreement may be a default under certain other agreements and, thereby, trigger rights of the counterparties to such other agreements, including termination rights where available.

Risk Factors Relating to the Combined Company Following the Merger, Recent and Pending Transactions and the Combined Company’s Operations Generally

The future results of the Combined Company will suffer if the Combined Company does not effectively manage its expanded portfolio and operations following the Merger.

Following the Merger, the Combined Company will have an expanded portfolio and operations and likely will continue to expand its operations through additional acquisitions and other strategic transactions, some of which may involve complex challenges. The future success of the Combined Company will depend, in part, upon TPT Advisor’s ability to manage the Combined Company’s expansion opportunities, integrate new operations into its existing business in an efficient and timely manner, successfully monitor its operations, costs, regulatory compliance and service quality, and maintain other necessary internal controls. The Combined Company cannot assure you that its expansion or acquisition opportunities will be successful, or that the Combined Company will realize its expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.

The historical and unaudited pro forma condensed consolidated financial information included elsewhere in this proxy statement/prospectus may not be representative of the Combined Company’s results after the Merger, and accordingly, you have limited financial information on which to evaluate the Combined Company following the Merger.

The unaudited pro forma condensed consolidated financial information included elsewhere in this proxy statement/prospectus has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the Merger been completed as of the dates indicated, nor is it indicative of the future operating results or financial position of the Combined Company following the Merger. The unaudited pro forma condensed consolidated financial information does not reflect future events that may occur after the Merger. The unaudited pro forma condensed consolidated financial information presented elsewhere in this proxy statement/prospectus is based in part on certain assumptions regarding the Merger that Terra BDC and TPT believe are reasonable under the circumstances. Neither Terra BDC nor TPT can assure you that the assumptions will prove to be accurate.

Changes in general local and national economic conditions may adversely impact the Combined Company’s operating results as well as the value of its properties.

Changes in general local or national economic or market conditions and other factors beyond the Combined Company’s control may reduce operating results and the value of the assets that the Combined Company owns. Additionally, these items, among others, may reduce the availability of capital to the Combined Company. As a result, cash available to make distributions to TPT stockholders may be affected.

Future securities class action lawsuits, governmental investigations and regulatory oversight may result in increased expenses or harm the Combined Company’s financial results.

As a result of regulatory inquiries or other regulatory actions, the Combined Company may become subject to lawsuits. The ability of the Combined Company to access capital markets, including commercial debt markets, could be negatively impacted by unfavorable, or the possibility of unfavorable, outcomes to lawsuits or adverse regulatory actions.

The Combined Company may be subject to regulatory inquiries, which could continue to result in costs and personnel time commitment to respond. The Combined Company may also be subject to additional investigations and action by governing regulatory agencies, as a result of its activities, which could result in costs to respond and fines or changes in the Combined Company’s business practices, any of which could have a material adverse effect on the financial condition, results of operations, liquidity and capital resources, and cash flows of the Combined Company.

The Combined Company could become more highly leveraged in the future.

Following the Merger, it is possible that the Combined Company may increase its outstanding debt from current levels. If the Combined Company becomes more highly leveraged, the resulting increase in outstanding debt could adversely affect its ability to make debt service payments, to pay its anticipated distributions and to make the distributions required to qualify as a REIT. The occurrence of any of the foregoing risks could adversely affect the Combined Company’s business, financial condition and results of operations, its ability to make distributions to its stockholders and the value of its common stock.

Each of Terra BDC and TPT depend on key personnel for its future success, and the loss of key personnel or inability to attract and retain personnel could harm the Combined Company’s business.

The future success of the Combined Company depends in large part on the TPT Advisor’s ability to hire and retain a sufficient number of qualified personnel. The future success of the Combined Company also depends upon the service of the Combined Company’s executive officers. The loss of services of one or more members of the Combined Company’s board of directors or one or more of the Combined Company’s executive officers, or TPT Advisor’s inability to attract and retain highly qualified personnel, could adversely affect the Combined Company’s business, diminish the Combined Company’s investment opportunities and weaken its relationships with lenders, business partners and other parties, which could materially and adversely affect the Combined Company.

Risk Factors Relating to an Investment in TPT’s Common Stock Following the Merger

The stockholder protections under the Investment Company Act that were previously applicable to Terra BDC will not apply to the Combined Company.

Following the BDC Election Withdrawal by Terra BDC and the consummation of the Merger, the Combined Company will not be regulated as a BDC under the Investment Company Act and certain stockholder protections under the Investment Company Act that previously applied to Terra BDC will not apply to the Combined Company. Specifically, stockholders of the Combined Company will not have the following protections of the Investment Company Act:

•	the Combined Company will not be subject to the requirement that it maintain a ratio of assets to senior securities of at least 200%;

•

the Combined Company will not be prohibited from protecting any director or officer against any liability to the Combined Company or its stockholders arising from willful malfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of that person’s office;

•	the Combined Company will not be required to provide and maintain an investment company blanket bond issued by a reputable fidelity insurance company to protect it against larceny and embezzlement;

•

the Combined Company will not be required to ensure that a majority of its directors are persons who are not “interested persons,” as that term is defined in the Investment Company Act, and certain persons that would be prevented from serving on the Combined Company’s board of directors if it was a BDC would be able to serve on the Combined Company’s board of directors;

•	the Combined Company will not be subject to provisions of the Investment Company Act regulating transactions between BDCs and certain affiliates;

•

the Combined Company will not be subject to provisions of the Investment Company Act restricting its ability to issue shares below net asset value (“NAV”) or in exchange for services or to issue warrants and options;

•	the Combined Company will not be required to disclose its NAV per share in its financial statements;

•	the Combined Company will be able to change the nature of its business and fundamental investment policies without having to obtain the approval of its stockholders;

•

the Combined Company will not be subject to the provisions of the Investment Company Act limiting its ability to grant stock based compensation to officers, directors and employees or to provide a profit sharing program for them; and

•

the Combined Company will not be subject to the other protective provisions set out in Sections 55 through 64 of the Investment Company Act and the rules and regulations promulgated under those sections.

The Combined Company will, however, continue to be subject to the stockholder protections under the Securities Act and the Exchange Act, and pursuant to Maryland law and the terms of the TPT Charter and TPT Bylaws. Under the Exchange Act, the Combined Company will continue to be required to file periodic reports on Form 10-K, Form 10-Q, Form 8-K, proxy statements and other reports required under the Exchange Act. The Combined Company’s board of directors will also continue to be subject to applicable duties of directors under Maryland law with respect to the Combined Company and its stockholders.

There is no public market for the TPT Class B Common Stock and stockholders may be unable to dispose of their shares.

There will be no established trading market for the shares of TPT Class B Common Stock issued in the Merger, and there can be no assurance that an active trading market will develop, or if one develops, be maintained. Accordingly, no assurance can be given as to the ability of holders of shares of TPT Class B Common Stock to sell their shares or the price that they may obtain for such shares. Although the shares of TPT Class B Common Stock will automatically convert into shares of TPT Class A Common Stock following initial listing on a national securities exchange of shares of TPT Class A Common Stock, there is no guarantee that the TPT Class A Common Stock will be listed and that such automatic conversion will occur.

In addition, the TPT Charter imposes limitations on the ownership and transfer of shares of TPT Common Stock. To assist TPT in preserving its REIT qualification, among other purposes, the TPT Charter generally prohibits any person from directly or indirectly owning more than 9.8% by value or number of shares, whichever is more restrictive, of the outstanding shares of TPT Common Stock, the outstanding shares of any class or series of TPT’s preferred stock or the aggregate outstanding shares of all classes and series of its capital stock.

Holders of TPT Class B Common Stock may receive distributions on a delayed basis or distributions may decrease over time. Changes in the amount and timing of distributions that TPT pays or in the tax characterization of distributions TPT pays may adversely affect the fair value of TPT Class B Common Stock or may result in holders of TPT Class B Common Stock being taxed on distributions at a higher rate than initially expected.

Following the Merger, TPT’s distributions will continue to be driven by a variety of factors, including TPT’s minimum distribution requirements under the REIT tax laws and TPT’s REIT taxable income (including certain items of non-cash income) as calculated pursuant to the Code. TPT is generally required to distribute to its stockholders at least 90% of its REIT taxable income, although TPT’s reported financial results for United States generally accepted accounting principles purposes may differ materially from its REIT taxable income.

TPT continues to prudently evaluate its liquidity and review the rate of future distributions in light of its financial condition and the applicable minimum distribution requirements under applicable REIT tax laws and regulations. TPT may determine to pay distributions on a delayed basis or decrease distributions for a number of factors.

To the extent TPT determines that future distributions would represent a return of capital to investors or would not be required under applicable REIT tax laws and regulations rather than the distribution of income, TPT may determine to discontinue distribution payments until such time that distributions would again represent a distribution of income or be required under applicable REIT tax laws and regulations. Any reduction or elimination of our payment of distributions would not only reduce the amount of distributions TPT’s stockholders would receive, but could also have the effect of reducing the fair value of TPT Class B Common Stock and its ability to raise capital in future securities offerings.

In addition, the rate at which TPT’s stockholders are taxed on distributions and the characterization of TPT’s distribution, whether through ordinary income, capital gains, or a return of capital, could have an impact on the fair value of TPT Common Stock. After TPT announces the expected characterization of distributions it has paid, the actual characterization (and, therefore, the rate at which TPT’s stockholders are taxed on the distributions they have received) could vary from TPT’s expectations, including due to errors, changes made in the course of preparing TPT’s corporate tax returns, or changes made in response to an audit by the Internal Revenue Service, with the result that TPT’s stockholders could incur greater income tax liabilities than expected.

Investing in TPT Common Stock may involve a high degree of risk.

TPT’s investment strategy and its loan originations may result in a high amount of risk when compared to alternative strategies and volatility or loss of principal. TPT’s loan originations or acquisitions may be highly speculative and aggressive, and therefore an investment in shares of TPT Common Stock may not be suitable for someone with lower risk tolerance.

TPT will not attempt to estimate the fair market value of TPT Common Stock on a regular basis.

TPT does not plan to estimate the fair market value of its shares on a regular basis. Accordingly, stockholders of the Combined Company will not have an estimated value of TPT Common Stock on a regular basis.

The Combined Company may be unable to pay or maintain distributions from cash available from operations.

If the Combined Company’s assets do not generate sufficient revenue to meet operating expenses, the Combined Company’s cash flow and ability to make distributions to stockholders may be adversely affected. There can be no assurance that the Combined Company will be able to make distributions at any particular time or rate, or at all. Further, there is no assurance that a distribution rate achieved for a particular period will be maintained in the future. Also, while management may establish goals as to particular rates of distribution or have an intention to make distributions at a particular rate, there can be no assurance that such goals or intentions will be realized.

Maryland law and certain provisions under the TPT Charter and TPT Bylaws may impede attempts to acquire control of the Combined Company and may deter or prevent stockholders’ ability to change the Combined Company’s management.

Some provisions of the TPT Charter and TPT Bylaws may have the effect of delaying, deferring or preventing a change in control. These provisions may make it more difficult for other persons, without the approval of the Combined Company’s board of directors, to make a tender offer or otherwise acquire substantial amounts of TPT Common Stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder’s best interest.

TPT and Terra BDC Face Other Risks.

The risks listed above are not exhaustive, and you should be aware that following the Merger, TPT and Terra BDC will face various other risks, including those discussed in reports filed by TPT and Terra BDC with the SEC. See “Where You Can Find More Information” beginning on page 141.

Tax Risks

If the Merger does not qualify as a reorganization there may be adverse tax consequences.

The parties intend that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, and it is a condition to the consummation of the Mergers that Terra BDC and TPT receive opinions from Venable LLP and Alston & Bird LLP, respectively, to the effect that, for U.S. federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. These tax opinions represent the legal judgment of counsel rendering the opinion and are not binding on the IRS or the courts. If the Merger were to fail to qualify as a reorganization, U.S. holders of Terra BDC Common Stock generally would recognize gain or loss, as applicable, equal to the difference between (i) the sum of the fair market value of the TPT Class B Common Stock and the cash received in lieu of fractional shares of TPT Class B Common Stock, all received by such holder in the Merger; and (ii) such holder’s adjusted tax basis in its Terra BDC Common Stock. See “Material U.S. Federal Income Tax Considerations” beginning on page 70.

TPT may incur adverse tax consequences if TPT has failed or fails, or if Terra BDC has failed to qualify as a REIT for U.S. federal income tax purposes.

Each of TPT and Terra BDC has operated in a manner that it believes has allowed it to qualify as a REIT for U.S. federal income tax purposes under the Code and intends to continue to do so through the time of the Merger. TPT intends to operate in a manner that it believes allows it to qualify as a REIT after the Merger. Neither TPT nor Terra BDC has requested or plans to request a ruling from the IRS that it qualifies as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury Regulations (as defined below) that have been promulgated under the Code is greater in the case of a REIT that holds its assets through a partnership (such as TPT will after the Merger). The determination of various factual matters and circumstances not entirely within the control of TPT or Terra BDC may affect its ability to qualify as a REIT. In order to qualify as a REIT, each of TPT and Terra BDC must satisfy a number of requirements, including requirements regarding the ownership of its stock and the composition of its gross income and assets. Also, a REIT must make distributions to stockholders aggregating annually at least 90% of its net taxable income, excluding any net capital gains.

If TPT loses its REIT status, or is determined to have lost its REIT status in a prior year, it will face material tax consequences that would substantially reduce its cash available for distribution, including cash available to pay dividends to its stockholders, because:

•

it would be subject to U.S. federal income tax and state and local income taxes on its net income at regular corporate rates for the years it did not qualify for taxation as a REIT (and, for such years, would not be allowed a deduction for dividends paid to stockholders in computing its taxable income);

•

unless it is entitled to relief under applicable statutory provisions, neither it nor any “successor corporation, trust or association could elect to be taxed as a REIT until the fifth taxable year following the year during which it was disqualified;

•	if it were to re-elect REIT status, it would have to distribute all earnings and profits from non-REIT years before the end of the first new REIT taxable year; and

•

for the five years following re-election of REIT status, upon a taxable disposition of an asset owned as of such re-election, it would be subject to corporate-level tax with respect to any built-in gain inherent in such asset at the time of re-election.

Even if TPT retains its REIT status, if Terra BDC loses its REIT status for a taxable year ending on or before the Effective Time, TPT would be subject to adverse tax consequences that would substantially reduce its cash available for distribution, including cash available to pay dividends to its stockholders, because:

•

unless it is entitled to relief under applicable statutory provisions, TPT, as the “successor” to Terra BDC, could not elect to be taxed as a REIT until the fifth taxable year following the year during which Terra BDC was disqualified;

•	TPT, as the successor by merger to Terra BDC for U.S. federal income tax purposes, would be subject to any corporate income tax liabilities of Terra BDC, including penalties and interest;

•

assuming that TPT otherwise maintained its REIT qualification, TPT would be subject to corporate-level tax on the built-in gain in each asset of Terra BDC existing at the time of the Merger if TPT were to dispose of such Terra BDC asset during the five-year period following the Merger; and

•

assuming that TPT otherwise maintained its REIT qualification, TPT would succeed to any earnings and profits accumulated by Terra BDC for taxable periods that it did not qualify as a REIT, and TPT would have to pay a special dividend and/or employ applicable deficiency dividend procedures (including interest payments to the IRS) to eliminate such earnings and profits (or if TPT does not timely distribute those earnings and profits, it could fail to qualify as a REIT).

In addition, if there is an adjustment to Terra BDC’s taxable income or dividends paid deductions, TPT could elect to use the deficiency dividend procedure in order to maintain Terra BDC’s REIT status. That deficiency dividend procedure could require TPT to make significant distributions to its shareholders and to pay significant interest to the IRS.

As a result of these factors, TPT’s failure (before or after the Merger) or Terra BDC’s failure (before the Merger) to qualify as a REIT could impair TPT’s ability after the Merger to expand its business and raise capital, and would materially adversely affect the market value of TPT Common Stock.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the annexes to this proxy statement/prospectus contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act.

These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “may,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “target,” “goal,” “plan,” “should,” “will,” “predict,” “potential,” “likely,” or other words, phrases or expressions of similar import, or the negative or other words or expressions of similar meaning, and statements regarding the benefits of the transactions contemplated by the Merger Agreement or the future financial condition, results of operations and business of TPT or the Combined Company. Without limiting the generality of the preceding sentence, certain information contained in the sections “The Merger—Background of the Merger,” “The Merger—Recommendation of the Terra BDC Board and Its Reasons for the Merger,” and “The Merger— TPT’s Reasons for the Merger” constitute forward-looking statements.

TPT and Terra BDC base these forward-looking statements on particular assumptions that they have made in light of their industry experience, as well as their perception of historical trends, current conditions, expected future developments and other factors that they believe are appropriate under the circumstances. The forward-looking statements are necessarily estimates reflecting the judgment of TPT’s and Terra BDC’s respective management and involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance, or achievements of TPT, Terra BDC or the Combined Company to be materially different from those expressed or implied by the forward-looking statements. In addition to other factors and matters contained in this proxy statement/prospectus, including those disclosed under “Risk Factors” beginning on page 23, these forward-looking statements are subject to risks, uncertainties and other factors, including, among others:

•	the ability of Terra BDC to obtain the Terra BDC Stockholder Approvals to consummate the Merger;

•	the satisfaction or waiver of other conditions in the Merger Agreement;

•	the risk that the Merger or the other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by the parties or at all;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the ability of TPT to successfully integrate pending transactions and implement its operating strategy, including the Merger;

•

volatility in interest rates and spreads, the debt or equity markets, real estate capital markets, the general economy or the real estate market specifically, whether the results of market events or otherwise;

•	the potential negative impacts of COVID-19 on the global economy and actions that may be taken by governmental authorities to contain a COVID-19 outbreak or to treat its impact;

•	financing risks;

•

the outcome of litigation, including any legal proceedings that may be instituted against TPT, Terra BDC or other parties related to the Merger or any of the other matters contemplated by the Merger Agreement;

•	regulatory proceedings or inquiries;

•	changes in laws or regulations or interpretations of current laws and regulations that impact TPT’s or Terra BDC’s business or assets or qualification as a REIT; and

•

other risks detailed in filings made by TPT and Terra BDC with the SEC, including their respective Annual Reports on Form 10-K for the year ended December 31, 2021, copies of which are attached as Annex D and Annex F hereto, respectively, and other reports filed by TPT and Terra BDC with the SEC. See also “Where You Can Find More Information” on page 141 of this proxy statement/prospectus.

Although TPT and Terra BDC believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this proxy statement/prospectus will prove to be accurate. As you read and consider the information in this proxy statement/prospectus, you are cautioned to not place undue reliance on these forward-looking statements. These statements are not guarantees of performance or results and speak only as of the date of this proxy statement/prospectus, in the case of forward-looking statements contained in this proxy statement/prospectus, or the dates of the documents attached as annexes to this proxy statement/prospectus, in the case of forward-looking statements made in those documents. Neither TPT nor Terra BDC undertakes any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information or developments, future events, or otherwise, and each expressly disclaims any obligation to do so, except as required by law.

In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by TPT, Terra BDC or any other person that the results or conditions described in such statements or the objectives and plans of TPT or Terra BDC will be achieved. In addition, the qualification of TPT and Terra BDC as a REIT involves the application of highly technical and complex provisions of the Code.

All forward-looking statements, expressed or implied, included in this proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement and the factors discussed under the heading “Risk Factors” herein. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that TPT, Terra BDC or persons acting on their behalf may issue.

THE COMPANIES

TPT and Merger Sub

TPT

Terra Property Trust, Inc.

550 Fifth Avenue, 6th Floor

New York, New York 10036

(212) 753-5100

TPT is a real estate credit-focused company that originates, structures, funds and manages commercial real estate credit investments, including mezzanine loans, first mortgage loans, subordinated mortgage loans and preferred equity investments throughout the United States. TPT’s loans finance the acquisition, construction, development or redevelopment of quality commercial real estate in the United States. TPT focuses on the origination of middle market loans in the approximately $10 million to $50 million range, to finance properties primarily in primary and secondary markets. TPT believes loans in this size range are subject to less competition, offer higher risk adjusted returns than larger loans with similar risk metrics and facilitate portfolio diversification. TPT’s investment objective is to provide attractive risk-adjusted returns to its stockholders, primarily through regular distributions.

TPT is externally managed and advised by TPT Advisor, an investment advisor registered with the SEC under the Investment Advisors Act of 1940, as amended.

TPT is a Maryland corporation that elected to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2016. As long as TPT qualifies as a REIT, TPT is generally not subject to U.S. federal income tax on its net taxable income to the extent that TPT annually distributes all of its net taxable income to stockholders.

TPT’s principal executive offices are located at 550 Fifth Avenue, 6th Floor, New York, New York 10036, and its telephone number is (212) 753-5100.

For more information about TPT, please see TPT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, a copy of which is attached to this proxy statement/prospectus as Annex D, and TPT’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, a copy of which is attached to this proxy statement/prospectus as Annex E.

Real Estate Owned by TPT

From time to time, we may acquire operating real estate properties, including properties acquired in connection with foreclosures or deed in lieu of foreclosure. TPT currently owns a multi-tenant office building located in Santa Monica, California (the “Office Building”) and a 4.9 acre development parcel located in Conshohocken, Pennsylvania. As of March 31, 2022, the office building and the development parcel had a carrying value of $53.0 million.

The following table sets forth additional information regarding the Office Building.

Location	Date Acquired (1)	Square Feet	Mortgage Intendedness (2)
Santa Monica, California	7/30/2018	92,240	$31.8 Million

(1)	Acquired through foreclosure of a $54.0 million first mortgage.
(2)	Principal amount as of March 31, 2022.

TPT believes that the Office Building is adequately covered by insurance and currently has no plans for material improvements or renovations with respect to the property.

Merger Sub

Merger Sub is a Delaware limited liability company and a direct wholly owned subsidiary of TPT formed solely for the purpose of entering into the Merger Agreement and effecting the Merger. Upon completion of the Merger, Terra BDC will be merged with and into Merger Sub, with Merger Sub continuing as the Surviving Entity and a wholly owned subsidiary of TPT. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement.

Terra BDC

Terra BDC is a specialty finance company that invests primarily in commercial real estate loans, preferred equity real estate investments and select commercial real estate-related debt securities of private companies. Terra BDC originates, acquires, funds and structures real estate-related loans, including first and second mortgage loans, mezzanine loans, bridge loans, convertible mortgages and other loans related to high-quality commercial real estate in the United States. Terra BDC’s primary investment objectives are to pay attractive and stable cash distributions and to preserve, protect and return capital contributions to stockholders.

Terra BDC is externally managed and advised by the Terra BDC Advisor, an investment advisor registered with the SEC under the Advisors Act.

Terra BDC is a non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the Investment Company Act. Terra BDC initially elected to be taxed for U.S. federal income tax purposes beginning with its taxable year ended September 30, 2015, and qualified annually thereafter, as a RIC until December 31, 2018, when Terra BDC changed its tax election from taxation as a RIC to taxation as a REIT. Terra BDC elected to be taxed as a REIT commencing with its short taxable year commencing October 1, 2018 and ending December 31, 2018. Concurrent with the change in its tax election, Terra BDC changed its fiscal year end from September 30 to December 31 to satisfy the REIT requirements under the Code. As long as Terra BDC qualifies as a REIT, Terra BDC is generally not subject to U.S. federal income tax on its net taxable income to the extent that Terra BDC annually distributes all of its net taxable income to stockholders.

Terra BDC’s principal executive offices are located at 550 Fifth Avenue, 6th Floor, New York, New York 10036, and its telephone number is (212) 753-5100.

For more information about Terra BDC, please see Terra BDC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, a copy of which is attached to this proxy statement/prospectus as Annex F, and Terra BDC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, a copy of which is attached to this proxy statement/prospectus as Annex G.

The Combined Company

Upon completion of the Merger, TPT will remain a real estate credit-focused company that originates, structures, funds and manages commercial real estate credit investments, including mezzanine loans, first mortgage loans, subordinated mortgage loans and preferred equity investments throughout the United States. Upon completion of the Merger, TPT will continue to operate under the name “Terra Property Trust, Inc.” and will continue to be externally advised and managed by Terra Advisor.

Following the Merger, the combined business will continue to be operated through TPT and its subsidiaries, which will include the Surviving Company and its subsidiaries.

Following the Merger, TPT’s principal executive offices will continue to be located at 550 Fifth Avenue, 6th Floor, New York, New York 10036, and its telephone number will continue to be (212) 753-5100.

Management of the Combined Company

The following table sets forth certain information with respect to each of the persons who will serve as directors and executive officers of the Combined Company, assuming each of the Terra BDC Designees is elected to the TPT Board.

Name	Age	Position
Vikram S. Uppal	38	Chairman of the Board, Chief Executive Officer and Chief Investment Officer
Gregory M. Pinkus	57	Chief Operating Officer and Chief Financial Officer
Daniel J. Cooperman	47	Chief Originations Officer
Roger H. Beless	60	Director
Michael L. Evans	69	Director
Adrienne M. Everett	35	Director
Spencer E. Goldenberg	39	Director
Gaurav Misra	45	Director

There are no family relationships between any of the foregoing directors or executive officers, or between any director and executive officer.

For biographical information regarding each of the foregoing persons, see the Annual Reports on Form 10-K for the year ended December 31, 2021 of TPT and Terra BDC, attached hereto as Annex D and Annex F, respectively.

THE SPECIAL MEETING

This proxy statement/prospectus is being furnished in connection with the solicitation of proxies from Terra BDC Stockholders for exercise at the Special Meeting. This proxy statement/prospectus and accompanying form of proxy are first being mailed to Terra BDC Stockholders on or about July 25, 2022.

Purpose of the Special Meeting

The Special Meeting will be held live over the Internet on September 12, 2022 at 11:00 a.m., Eastern Time. The purpose of the Terra BDC special meeting is:

1.	to consider and vote on a proposal to approve the Merger;

2.	to consider and vote on a proposal to approve the Terra BDC Charter Amendment;

3.	to consider and vote on a proposal to approve the BDC Election Withdrawal; and

4.	to consider and vote on the Adjournment Proposal.

Only business within the purposes described in the Notice of Special Meeting of Terra BDC may be conducted at the Special Meeting. Any action may be taken on the items of business described above at the Special Meeting on the date specified above, or on any date or dates to which the special meeting may be postponed or adjourned.

Recommendation of the Terra BDC Board

THE TERRA BDC BOARD, BASED ON THE UNANIMOUS RECOMMENDATION OF THE TERRA BDC SPECIAL COMMITTEE, HAS UNANIMOUSLY (I) DETERMINED THAT THE MERGER AGREEMENT, THE TERRA BDC CHARTER AMENDMENT, THE BDC ELECTION WITHDRAWAL, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE ADVISABLE AND IN THE BEST INTERESTS OF TERRA BDC AND ITS STOCKHOLDERS AND, IN THE CASE OF THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, ARE FAIR AND REASONABLE TO TERRA BDC AND ON TERMS AND CONDITIONS NOT LESS FAVORABLE TO TERRA BDC THAN THOSE AVAILABLE FROM UNAFFILIATED THIRD PARTIES AND (II) APPROVED THE MERGER AGREEMENT, THE TERRA BDC CHARTER AMENDMENT, THE BDC ELECTION WITHDRAWAL, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. THE TERRA BDC BOARD UNANIMOUSLY RECOMMENDS THAT TERRA BDC’S STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE MERGER, FOR THE PROPOSAL TO APPROVE THE TERRA BDC CHARTER AMENDMENT, FOR THE PROPOSAL TO APPROVE THE BDC ELECTION WITHDRAWAL AND FOR THE ADJOURNMENT PROPOSAL, IF NECESSARY OR APPROPRIATE TO SOLICIT ADDITIONAL PROXIES IN FAVOR OF THE PROPOSAL TO APPROVE THE MERGER, THE PROPOSAL TO APPROVE THE TERRA BDC CHARTER AMENDMENT OR THE PROPOSAL TO APPROVE THE BDC ELECTION WITHDRAWAL.

For the reasons for this recommendation, see “The Merger—Recommendation of the Terra BDC Board and Its Reasons for the Merger.”

Record Date; Who Can Vote at the Special Meeting

Terra BDC Stockholders who owned shares of Terra BDC Common Stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof. On the Record Date, there were 8,125,400.22 shares of Terra BDC Common Stock outstanding, of which 8,079,887.83 shares were entitled to vote at the Special Meeting, held by approximately 2,118 holders of record. Each such share of Terra BDC Common Stock outstanding on the Record Date is entitled to one vote on each proposal at the Special Meeting except for those not entitled to vote on the Merger pursuant to the Terra BDC Charter.

The Terra BDC Charter provides that, with respect to shares of Terra BDC Common Stock owned by the Terra BDC Advisor or any of its affiliates, neither the Terra BDC Advisor nor any of its affiliates (including TPT, the TPT Advisor and any of the affiliated directors of TPT or Terra BDC) may vote on matters submitted to the Terra BDC Stockholders regarding any transaction between Terra BDC and the Terra BDC Advisor or any of its affiliates. On the Record Date, the directors and executive officers of Terra BDC and their affiliates held 45,512.39 shares of Terra BDC Common Stock, collectively representing approximately 0.6% of all of the shares of Terra BDC Common Stock outstanding and entitled to vote.

Attendance at and Participation in the Virtual Special Meeting

On the date of the Special Meeting, you can virtually attend the Special Meeting by accessing the online virtual meeting platform using the link provided to you after you have registered at https://www.proxydocs.com/terra. However, you are only entitled to attend and vote and/or ask questions at the Special Meeting if you were a stockholder of record as of the Record Date, or were a beneficial owner as of the Record Date, hold a valid legal proxy for the Special Meeting and you registered in advance and provide a copy of the valid legal proxy. If you wish to participate in the Special Meeting by voting your shares electronically and/or asking questions, you can do so by following the instructions provided when you log in to the online virtual meeting platform. You will need the control number included on your proxy card.

Even if you plan to attend the Special Meeting virtually, we encourage you to authorize a proxy to vote your shares in advance by phone, Internet, or mail so that your vote will be counted even if you later decide not to attend the virtual Special Meeting.

Quorum

A quorum of Terra BDC Stockholders is necessary to hold a valid special meeting. The Terra BDC Bylaws provide that the presence in person or by proxy of stockholders entitled to cast at least a majority of all the votes entitled to be cast constitutes a quorum at a meeting of its stockholders. Shares that are voted, shares abstaining from voting and broker non-votes are treated as being present at the Special Meeting for purposes of determining whether a quorum is present. On the Record Date, there were 8,079,887.83 shares of Terra BDC Common Stock outstanding and entitled to vote; provided, however, that pursuant to the Terra BDC Charter, certain shares of Terra BDC Common Stock may not be voted on the Merger.

Vote Required for Approval

The Merger and the Terra BDC Charter Amendment must each be approved by the affirmative vote of the holders of at least a majority of the outstanding shares of Terra BDC Common Stock entitled to vote at the Special Meeting on the matter. The BDC Election Withdrawal must be approved by the affirmative vote of the lesser of (i) 67% or more of the shares of Terra BDC Common Stock present and entitled to vote at the Special Meeting on the BDC Election Withdrawal, if the holders of 50% or more of the outstanding shares of Terra BDC Common Stock are present at the Special Meeting in person or by proxy, or (ii) more than 50% of the outstanding shares of Terra BDC Common Stock entitled to vote at the Special Meeting on the BDC Election Withdrawal. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast on the matter by the holders of outstanding shares of Terra BDC Common Stock entitled to vote at the Special Meeting.

The closing of the Merger is conditioned upon approval of the Charter Amendment and the BDC Election Withdrawal. Thus, if Terra BDC Stockholders do not approve the Charter Amendment or the BDC Election Withdrawal, the Merger will not be completed even if the Merger proposal is approved. If Terra BDC Stockholders do not approve the Merger proposal and the Merger does not close, neither the Terra BDC Charter Amendment nor the BDC Election Withdrawal will occur.

Failure to Vote

If you are a Terra BDC Stockholder and fail to vote or fail to instruct your broker, bank or nominee to vote, it will have the same effect as an “Against” vote on the Merger, the Charter Amendment and the BDC Election Withdrawal, and it will have no effect on the result of the vote on the Adjournment Proposal.

Abstentions

Abstentions will be counted in determining the presence of a quorum and will have the same effect as votes cast “Against” the Merger, the Charter Amendment and the BDC Election Withdrawal. However, abstentions will have no effect on the result of the vote on the Adjournment Proposal.

Broker Non-Votes

The Merger, the Charter Amendment, the BDC Election Withdrawal and the Adjournment Proposal are considered “non-routine” proposals. A broker non-vote occurs when a broker, bank or other nominee returns a valid proxy but does not vote on a non-routine proposal because such nominee does not have discretionary authority from the holder of such Terra BDC Common Stock in street name to do so. A broker non-vote will only occur with respect to a proposal in the event that a broker receives voting instructions for one proposal, but not with respect to another proposal. Broker non-votes, if any, will have the same effect as a vote “Against” the Merger, the Charter Amendment and the BDC Election Withdrawal, but will have no effect on the result of the vote on the Adjournment Proposal. Broker non-votes, if any, will be considered present for purposes of determining the presence of a quorum. Please see “—Shares held in ‘Street Name,’” below for a discussion of how to vote your shares held in “street name.”

Manner of Voting and Authorizing Proxy

Whether or not you plan to attend the Special Meeting virtually, please authorize a proxy to vote your shares as soon as possible.

Shares Held in Your Own Name

If you own Terra BDC Common Stock in your own name, you are a holder of record. This means that you may use the attached proxy card to instruct the persons named as proxies how to vote your shares of Terra BDC Common Stock. You have four voting options:

•

During the Virtual Meeting. To vote during the Special Meeting, register to attend the Special Meeting virtually and you may vote your shares electronically during the Special Meeting through the online virtual meeting platform by following the instructions provided when you log in to the online virtual meeting platform. To ensure that your shares of Terra BDC Common Stock are voted at the Special Meeting, you are encouraged to submit a proxy even if you plan to attend the Special Meeting virtually.

•

Internet. Terra BDC Stockholders may authorize a proxy over the Internet by going to the website listed on their proxy card or voting instruction card. Once at the website, they should follow the instructions to authorize a proxy.

•	Telephone. Terra BDC Stockholders may authorize a proxy using the toll-free number listed on their proxy card or voting instruction card.

•	Mail. Terra BDC Stockholders may authorize a proxy by completing, signing, dating and returning their proxy card or voting instruction card in the preaddressed postage-paid envelope provided.

Submitting a proxy will not affect your right to vote in person if you decide to attend the Special Meeting. Terra BDC Stockholders should refer to their proxy card or the information forwarded by their broker or other nominee to see which options are available to them.

The Internet and telephone proxy authorization procedures are designed to authenticate stockholders and to allow them to confirm that their instructions have been properly recorded. If you authorize a proxy over the Internet or by telephone, then you need not return a written proxy card or voting instruction card by mail.

The method by which Terra BDC Stockholders authorize a proxy will in no way limit their right to vote during the Special Meeting if they later decide to attend the meeting virtually.

All shares of Terra BDC Common Stock entitled to vote and represented by properly completed proxies received prior to the Special Meeting, and not revoked, will be voted at the Special Meeting as instructed on the proxies. If Terra BDC Stockholders of record do not indicate how their shares of Terra BDC Common Stock should be voted on a matter, the shares of Terra BDC Common Stock represented by their properly executed proxy will be voted “FOR” the Merger, “FOR” the Terra BDC Charter Amendment, “FOR” the BDC Election Withdrawal, and “FOR” the Adjournment Proposal.

No other business will be presented for consideration at the Special Meeting other than the matters set forth in this proxy statement/prospectus and the accompanying Notice of Special Meeting of Stockholders. In accordance with the Terra BDC Bylaws and the MGCL, business transacted at the Special Meeting will be limited to those matters set forth in such notice.

Shares Held in “Street Name”

If a Terra BDC Stockholder holds shares of Terra BDC Common Stock in a stock brokerage account or if the shares of Terra BDC Common Stock are held by a broker, bank or other nominee (that is, in street name), such stockholder must provide the broker, bank or other nominee with instructions on how to vote its shares of Terra BDC Common Stock. If a Terra BDC Stockholder does not provide such voting instructions to its broker, bank or other nominee, its shares of Terra BDC Common Stock will NOT be voted at the Special Meeting for or against the Merger, the Terra BDC Charter Amendment, the BDC Election Withdrawal or the Adjournment Proposal because they are “non-routine” matters, as discussed above. Please follow the voting instructions provided by your broker, bank or other nominee on the enclosed voting instruction card. A Terra BDC Stockholder may not vote shares of Terra BDC Common Stock held in street name by returning a proxy card directly to Terra BDC or by voting in person at the Special Meeting unless such stockholder provides a “legal proxy,” which such stockholder must obtain from its broker, bank or other nominee.

Delivery and Householding of Proxy Materials

Terra BDC may give a single notice of the Special Meeting to all Terra BDC Stockholders who share an address, which single notice shall be effective as to any Terra BDC Stockholder at such address, unless such Terra BDC Stockholder has objected to receiving the single notice or has revoked a prior consent to receiving such single notice. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

If, at any time, a Terra BDC Stockholder no longer wishes to participate in “householding” and would prefer to receive a separate set of proxy materials, such Terra BDC Stockholder should so notify Terra BDC by contacting the proxy tabulator, Mediant, by calling 1-844-559-1548 or by writing to Terra Income Fund 6, Inc., c/o Mediant Communications Inc., P.O. Box 8035, Cary, NC 27512-9916. Similarly, you may also contact Mediant if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future.

Revocation of Proxies or Voting Instructions

Terra BDC Stockholders of record may change their vote or revoke their proxy at any time before it is exercised at the Special Meeting by:

•	notifying the proxy tabulator, Mediant, in writing at Terra Income Fund 6, Inc., c/o Mediant Communications Inc., P.O. Box 8035, Cary, NC 27512-9916;

•

submitting a later-dated authorization for a proxy to vote your shares prior to the Special Meeting (x) by using the enclosed proxy card, (y) electronically at www.proxydocs.com/terra or (z) by calling 1-866-474-9826 and following the prompts; or

•	voting your shares electronically during at the Special Meeting.

Attending the Special Meeting without voting will not revoke your proxy.

Solicitation of Proxies

Terra BDC has engaged Mediant as proxy solicitor to assist in the solicitation of proxies for the Special Meeting. Terra BDC estimates it will pay Mediant a fee of approximately $200,000. Terra BDC has also agreed to reimburse Mediant for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify Mediant against certain losses, costs and expenses. No portion of the amount that Terra BDC has agreed to pay to Mediant is contingent upon the Closing. In addition to mailing proxy solicitation materials, proxies may be solicited from Terra BDC Stockholders by the directors, officers and employees of Terra BDC by telephone or by any other appropriate means of communications. No additional compensation, except for reimbursement of reasonable out-of-pocket expenses, will be paid to the directors, officers and employees of Terra BDC in connection with such solicitation services. Any questions or requests for assistance regarding this proxy statement/prospectus and related proxy materials may be directed to Mediant by telephone at 1-844-559-1548.

Adjournment

In addition to the Merger, the Terra BDC Charter Amendment and the BDC Election Withdrawal, Terra BDC Stockholders are also being asked to approve the Adjournment Proposal, which will give the chairman of the Special Meeting authority to adjourn the Special Meeting, as determined in the sole discretion of the chairman of the Special Meeting, to solicit additional proxies in favor of the Merger, the Terra BDC Charter Amendment and the BDC Election Withdrawal if there are not sufficient votes at the time of such adjournment to approve such proposals. If the Adjournment Proposal is approved, the Special Meeting may be successively adjourned without notice other than announcement at the meeting to any date, not more than 120 days after the record date for the Special Meeting. In addition, the Terra BDC Board could postpone the Special Meeting before it commences, whether for the purpose of soliciting additional proxies or for other reasons. If the Special Meeting is adjourned for the purpose of soliciting additional proxies, stockholders who have already submitted their proxies will be able to revoke them at any time prior to their exercise.

PROPOSALS SUBMITTED TO TERRA BDC STOCKHOLDERS

Merger Proposal

(Proposal 1 on the Terra BDC Proxy Card)

Terra BDC Stockholders are asked to approve the Merger. For a summary and detailed information regarding this proposal to approve the Merger, see the information about the Merger Agreement and the Merger throughout this proxy statement/prospectus, including the information set forth in sections entitled “The Merger” and “The Merger Agreement.” A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.

Pursuant to the Merger Agreement, approval of this proposal is a condition to the consummation of the Merger. If this proposal is not approved, the Merger will not be completed.

Vote Required

Approval of the Merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of Terra BDC Common Stock entitled to vote on such proposal.

Recommendation of Terra BDC Board

The Terra BDC Board unanimously recommends that the Terra BDC Stockholders vote “FOR” the Merger proposal.

Terra BDC Charter Amendment Proposal

(Proposal 2 on the Terra BDC Proxy Card)

Terra BDC is seeking approval of its stockholders of the Terra BDC Charter Amendment. If adopted, the Terra BDC Charter Amendment would delete Article XIII related to Roll-Up Transactions (and the associated definitions) from the Terra BDC Charter. This Article imposes substantive and procedural requirements relating to Roll-Up Transactions, all of which will not be applicable if the Terra BDC Charter Amendment is approved. Pursuant to the Merger Agreement, approval of this proposal is a condition to completing the Merger and if the Terra BDC Charter Amendment is not approved, the Merger will not be completed even if the Merger is approved. Likewise, the effectiveness of the Terra BDC Charter Amendment is conditioned on approval of the Merger and the closing of the Merger. If Terra BDC Stockholders do not approve the Merger and the Merger does not close, the Terra BDC Charter Amendment will not become effective, even if it is approved by the Terra BDC Stockholders.

The Terra BDC Charter defines a Roll-Up Transaction as a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of Terra BDC and the issuance of securities of a Roll-Up Entity that is created or would survive after the successful completion of the Roll-Up Transaction. This definition does not include (1) a transaction involving securities of the Roll-Up Entity that have been listed on a national securities exchange for at least 12 months or (2) a transaction involving Terra BDC’s conversion to corporate, trust or association form if, as a consequence of the transaction, there will be no significant adverse change in (i) voting rights for Terra BDC Stockholders, (ii) the term of Terra BDC’s existence, (iii) compensation to the Terra BDC Advisor or Terra BDC’s sponsor, or (iv) Terra BDC’s investment objectives. The Merger and the issuance of shares of TPT Class B Common Stock may be considered a Roll-Up Transaction.

In connection with any Roll-Up Transaction involving the issuance of securities of a Roll-Up Entity, the Terra BDC Charter requires Terra BDC to obtain an appraisal of its assets from a competent independent appraiser. If the appraisal will be included in a prospectus used to offer the securities of a Roll-Up Entity, the appraisal must be filed with the SEC and the states as an exhibit to the registration statement for the offering, and a summary of the appraisal, indicating all material assumptions underlying the appraisal, must be included in a report to stockholders in connection with any proposed Roll-Up Transaction. In addition, in connection with a proposed Roll-Up Transaction, the Terra BDC Charter requires the person sponsoring the Roll-Up Transaction to offer to Terra BDC Stockholders who vote against the proposed Roll-Up Transaction the choice of: (1) accepting the securities of the Roll-Up Entity offered in the proposed Roll-Up Transaction or (2) one of the following: (a) remaining as Terra BDC Stockholders and preserving their interests therein on the same terms and conditions as existed previously or (b) receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of Terra BDC’s net assets. Under the Terra BDC Charter, Terra BDC is prohibited from participating in any Roll-Up Transaction: (i) that would result in the Terra BDC Stockholders having voting rights in a Roll-Up Entity that are less than those provided in the Terra BDC Charter, (ii) that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-Up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-Up Entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-Up Entity on the basis of the number of shares held by that investor, (iii) in which investor’s rights to access of records of the Roll-Up Entity will be less than those provided in the Terra BDC Charter or (iv) in which any of the costs of the Roll-Up Transaction would be borne by Terra BDC if the Roll-Up Transaction is rejected by the Terra BDC Stockholders.

Terra BDC does not intend to obtain an appraisal of its assets in connection with the Merger or comply with the other provisions of the Terra BDC Charter applicable to Roll-Up Transactions. Terra BDC believes that it would not be practical to complete the Merger if it were required to comply with these provisions and the Merger is specifically conditioned on the Terra BDC Charter Amendment being approved and becoming effective.

Vote Required

Approval of the Terra BDC Charter Amendment proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Terra BDC Common Stock entitled to vote on such proposal.

Recommendation of Terra BDC Board

The Terra BDC Board unanimously recommends that Terra BDC Stockholders vote “FOR” the Terra BDC Charter Amendment proposal.

BDC Election Withdrawal Proposal

(Proposal 3 on the Terra BDC Proxy Card)

Terra BDC is seeking approval of its stockholders of the BDC Election Withdrawal. If the BDC Election Withdrawal proposal is approved, Terra BDC will withdraw its election to be regulated as a BDC under the Investment Company Act by filing a Form N-54C with the SEC. Following the BDC Election Withdrawal, Terra BDC will no longer be subject to the regulatory provisions of the Investment Company Act applicable to BDCs. Absent the BDC Election Withdrawal, Terra BDC would be prohibited from consummating the Merger because of the restrictions on affiliated transactions set forth in Section 57 of the Investment Company Act, which will not be applicable if the BDC Election Withdrawal is approved.

Pursuant to the Merger Agreement, approval of this proposal is a condition to completing the Merger and if the BDC Election Withdrawal is not approved, the Merger will not be completed even if the Merger is approved. If Terra BDC Stockholders do not approve the Merger and the Merger does not close, the BDC Election Withdrawal will not become effective, even if it is approved by the Terra BDC Stockholders.

Vote Required

Approval of the BDC Election Withdrawal proposal requires the affirmative vote of the lesser of (i) 67% or more of the shares of Terra BDC Common Stock present and entitled to vote at the Special Meeting on the BDC Election Withdrawal, if the holders of 50% or more of the outstanding shares of Terra BDC Common Stock are present at the Special Meeting in person or by proxy, or (ii) more than 50% of the outstanding shares of Terra BDC Common Stock entitled to vote at the Special Meeting on the BDC Election Withdrawal.

Recommendation of Terra BDC Board

The Terra BDC Board unanimously recommends that Terra BDC Stockholders vote “FOR” the BDC Election Withdrawal proposal.

Adjournment Proposal

(Proposal 4 on the Terra BDC Proxy Card)

Terra BDC Stockholders are asked to approve the Adjournment Proposal. If Terra BDC Stockholders approve this proposal, the chairman of the Special Meeting will have the authority to adjourn the Special Meeting, as determined in the sole discretion of the chairman of the Special Meeting, to solicit additional proxies in favor of the Merger, the Terra BDC Charter Amendment and the BDC Election Withdrawal if there are not sufficient votes at the time of such adjournment to approve such proposals. If the Adjournment Proposal is approved, the Special Meeting may be successively adjourned without notice other than announcement at the meeting to any date, not more than 120 days after the record date for the Special Meeting.

Vote Required

Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast on such proposal by the holders of outstanding shares of Terra BDC Common Stock entitled to vote at the Special Meeting, assuming a quorum is present. If a quorum is not established, the chairman of the Special Meeting has the power to adjourn the Special Meeting to a date not more than 120 days after the original record date without notice other than announcement at the meeting.

Recommendation of Terra BDC Board

The Terra BDC Board unanimously recommends that the Terra BDC Stockholders vote “FOR” the Adjournment Proposal.

THE MERGER

The following is a summary of the material terms of the Merger. This summary does not purport to be complete and may not contain all of the information about the Merger that is important to you. The summary of the material terms of the Merger below and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, and is incorporated by reference into this proxy statement/prospectus. You are urged to read this proxy statement/prospectus, including the Merger Agreement, carefully and in its entirety for a more complete understanding of the Merger.

General

Each of the Terra BDC Board and the TPT Board has approved the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement. The Terra BDC Board has also approved the Terra BDC Charter Amendment and the BDC Election Withdrawal. Pursuant to the Merger Agreement, subject to the satisfaction of the closing conditions with respect to the Merger, including the Terra BDC Stockholder Approvals, Terra BDC will merge with and into Merger Sub, with Merger Sub continuing as the Surviving Company of the Merger.

If the Merger is consummated, Terra BDC Stockholders will receive the merger consideration described below under “The Merger Agreement—Merger Consideration” beginning on page 99.

Background of the Merger

As part of its ongoing oversight, direction and management of TPT, the TPT Board and management team regularly review and discuss TPT’s performance, business plan, strategic direction and future prospects. These discussions have periodically, in the ordinary course of business, included evaluation of potential acquisitions, business combination transactions and other strategic opportunities.

As part of its ongoing oversight, direction and management of Terra BDC, the Terra BDC Board and management team regularly review and discuss Terra BDC’s performance, business plan, strategic direction and future prospects. These discussions have periodically, in the ordinary course of business, included evaluation of potential acquisitions, business combination transactions and other strategic opportunities.

On November 11, 2021, at a joint meeting of the TPT Board and Terra BDC Board, TPT’s management team discussed with the TPT Board and the Terra BDC Board, among other things, (i) TPT’s business and financial condition and strategic position, (ii) management’s belief that a combined company with larger, more diversified portfolios would be better able to execute on opportunities for enhancing stockholder value, (iii) the possibility of potential strategic transactions, including separate merger transactions with TPT and Terra BDC and (iv) further discussion of potential a strategic combination of TPT and Terra BDC.

On December 8, 2021, at a meeting of the TPT Board, TPT’s management team discussed with the TPT Board, among other things, the possibility of potential strategic merger of TPT and Terra BDC. At such meeting, the TPT Board approved the formation of the TPT Special Committee, comprised of Michal Evans and Roger Beless, for the purpose of (i) investigating and analyzing strategic alternatives available to TPT, including but not limited to significant acquisitions or other business combinations of TPT with third parties, (ii) making such reports and recommendations to the entire TPT Board at such times and in such manner as the TPT Special Committee considers appropriate or otherwise requested by the full TPT Board with respect thereto, (iii) negotiating the terms and conditions of a potential transaction, and (iv) making recommendations regarding one or more potential transactions to the full TPT Board. The TPT Special Committee was authorized to utilize and retain, at TPT’s expense, its own financial, legal counsel and other advisors as the TPT Special Committee deemed appropriate. Mr. Evans and Mr. Beless were appointed Co-Chairs of the TPT Special Committee.

On December 8, 2021, at a duly convened meeting of the Terra BDC Board, the Terra BDC Board discussed, in general terms, the possibility of a potential strategic transaction and combination with TPT and the formation of the Terra BDC Special Committee consisting of Spencer Goldenberg, Adrienne Everett and Gaurav Misra, all of whom were independent of Terra BDC management and disinterested with respect to TPT. At such meeting, the Terra BDC Board established and appointed the Terra BDC Special Committee and delegated to the Terra BDC Special Committee the power to (i) investigate and consider the potential transaction with TPT; (ii) obtain information directly from management, counsel to Terra BDC or TPT or other advisors it deemed necessary to consult; (iii) conduct or supervise the conduct of any negotiations with respect to the potential transaction; (iv) review, evaluate and make a determination with respect to the potential transaction; (v) take any and all other necessary or appropriate actions relating to the potential transaction; (vi) consider such other matters as may be requested by the Terra BDC Board; (vii) reject the potential transaction if it determined it was not fair to or otherwise not in the best interests of Terra BDC and its stockholders; and (viii) make any recommendation to the full Terra BDC Board with respect to the potential transaction that the Terra BDC Special Committee considered appropriate, including a recommendation as to whether the final terms of the potential transaction are fair to and in the best interests of Terra BDC and its stockholders and should be approved by the Terra BDC Board and, if necessary, Terra BDC’s stockholders. Mr. Goldenberg was appointed chair of the Terra BDC Special Committee.

On December 8, 2022, the Terra BDC Special Committee held a telephonic meeting with representatives of Alston & Bird LLP, counsel to Terra BDC (in such capacity, “Terra BDC Company Counsel”), to discuss the organization of the Terra BDC Special Committee and the identification and engagement of potential independent legal advisors to the Terra BDC Special Committee. Following such meeting, the Terra BDC Special Committee solicited and obtained information from several law firms with experience with public non-traded real estate investment trusts and business development companies and evaluated the independence and qualifications of each law firm. On January 19, 2022, the Terra BDC Special Committee engaged Venable LLP (“Venable”) as its special counsel in connection with the possible transaction.

On January 21, 2022, the Terra BDC Special Committee held a telephonic meeting with representatives of Venable and Terra BDC Company Counsel. The Terra BDC Special Committee discussed the qualifications of several firms that could serve as independent financial advisor and directed Venable to request proposals and set up interviews with three potential independent financial advisors.

On January 28, 2022, members of the Terra BDC Special Committee interviewed three potential independent financial advisors, all of which had extensive experience with public non-traded real estate investment trusts and had not previously received any material fees for providing investment banking or financial advisory services to TPT or Terra BDC. On January 31, 2022, the Terra BDC Special Committee held a telephonic meeting to discuss the independence, qualifications and proposed fees for each potential financial advisor. On February 4, 2022, the Terra BDC Special Committee engaged Stanger as its independent financial advisor.

On February 3, 2022, Alston & Bird LLP, counsel to the TPT Special Committee (in such capacity, “Alston”), delivered to Venable a draft summary of key terms (the “Term Sheet”) for a proposed stock-for-stock transaction between Terra BDC and TPT. The Term Sheet provided that each share of Terra BDC Common Stock would be exchanged for a number of shares of TPT Common Stock to be determined at a mutually agreeable date. In addition, the Term Sheet provided that each of Terra BDC’s 7.00% Notes due 2026 (the “Terra BDC Notes”) that are outstanding as of the closing of the Merger would be exchanged for notes of TPT with substantially equivalent terms.

The Term Sheet indicated that the Merger Agreement would contain terms and conditions consistent with customary public company acquisitions for stock, including customary representations and warranties, interim operating covenants and restrictions on Terra BDC’s solicitation of other transactions. The Term Sheet also indicated that there would be no material conditions to closing the Merger, except for the approval of the Merger by Terra BDC Stockholders and other customary closing conditions for public company merger transactions. The Term Sheet provided that the directors of TPT immediately prior to the effective time of the Merger would be the directors of TPT following the consummation of the Merger.

The Term Sheet also provided that, for a period of 60 days following the execution of the Term Sheet, Terra BDC would not and would cause its representatives not to, directly or indirectly, solicit, discuss or pursue, or enter into any agreements or arrangements, with respect to a possible (i) reorganization, dissolution, liquidation, recapitalization or refinancing of Terra BDC or involving Terra BDC; (ii) merger, consolidation, share exchange or acquisition of Terra BDC; (iii) sale of any material assets of Terra BDC outside the ordinary course of business; or (iv) direct or indirect acquisition or purchase of any equity interest of Terra BDC.

On February 4, 2022, the Terra BDC Special Committee held a telephonic meeting with representatives of Venable. At the meeting, the Terra BDC Special Committee discussed (i) the independence of each of Messrs. Goldenberg and Misra and Ms. Everett, (ii) the process to be undertaken by the Terra BDC Special Committee to explore a potential business combination transaction between Terra BDC and TPT, (iii) the role of Venable, (iv) the duties of the members of the Terra BDC Special Committee under Maryland law, (v) the selection of Stanger as independent financial advisor to the Terra BDC Special Committee and (vi) the Term Sheet.

On February 9, 2022, the Terra BDC Special Committee held a virtual meeting with representatives of Venable and Stanger. At the meeting, the Terra BDC Special Committee discussed (i) the potential acquisition of Terra BDC by TPT, (ii) due diligence to be performed in connection with the potential transaction, (iii) the Term Sheet, (iv) a non-disclosure agreement pursuant to which Terra BDC and TPT would share information with each other on a confidential basis, (v) a draft indemnification agreement for the directors and officers of Terra BDC (the “Indemnification Agreement”) recommended by Venable to Terra BDC Company Counsel and (vi) a proposed amendment to the Terra BDC Bylaws providing for Maryland as the sole and exclusive forum for certain claims (the “Bylaws Amendment”) recommended by Venable to Terra BDC Company Counsel. The Terra BDC Special Committee directed Venable to prepare a draft non-disclosure agreement to propose to the TPT Special Committee (the “Non-Disclosure Agreement”).

On February 11, 2022, the Terra BDC Special Committee held a telephonic meeting with representatives of Venable and Stanger. The Terra BDC Special Committee formulated a response to the Term Sheet proposed by the TPT Special Committee with the assistance of Venable and Stanger. Immediately following that meeting, the Terra BDC Special Committee held a virtual meeting with representatives of Venable and Stanger, representatives of management of Terra BDC and TPT, the TPT Special Committee and its legal and financial advisors. At the meeting, representatives of Terra BDC’s and TPT’s management gave a presentation regarding the potential acquisition of Terra BDC by TPT and their vision for the combined company and responded to questions from the Terra BDC Special Committee and its legal and financial advisors regarding the potential transaction and management’s liquidity strategy for the combined company. The representatives noted the complementary nature of the portfolios of Terra BDC and TPT and explained that the larger combined company could benefit from (i) economies of scale, (ii) greater access to capital markets and (iii) increased liquidity options for current and future stockholders of the combined entity if it were to become publicly listed after the consummation of the Merger.

That same day, Venable delivered to Alston a revised draft of the Term Sheet. The principal revisions to the Term Sheet included: (i) a requirement that the Terra BDC Stockholders also approve a charter amendment to delete the provisions of the Terra BDC Charter with respect to “roll-up” transactions, which would have required, among other things, that the Terra BDC Stockholders be offered the option of choosing cash or stock in connection with the Merger; (ii) expanding the board of directors of the combined entity to include the three independent directors currently serving on the Terra BDC Board; (iii) clarifying that TPT will assume the Terra BDC Notes as required by the terms of the Terra BDC Notes; and (iv) permitting Terra BDC to solicit superior proposals for the first 35 days (the “go-shop” period) after signing the Merger Agreement, with a termination fee of 1.0% of Terra BDC’s equity value if Terra BDC terminated the Merger Agreement to pursue a superior proposal during the go-shop period and 2.5% of Terra BDC’s equity value if Terra BDC terminated the Merger Agreement based on customary triggering events thereafter.

On February 18, 2022, the Terra BDC Special Committee held a telephonic meeting with representatives of Venable and Stanger. The Terra BDC Special Committee discussed, based on conversations and negotiations between Venable and Alston, revising the Term Sheet to include a “market check” provision other than a go-shop, such as a “window-shop” period in which Terra BDC would be able to receive and consider but not solicit superior proposals. The Terra BDC Special Committee further discussed the status of Stanger’s due diligence in connection with the potential transaction.

On February 21, 2022, Alston delivered to Venable, and the Terra BDC Special Committee received, a revised draft of the Term Sheet, the principal revisions of which included: (i) the number of shares of TPT Common Stock into which each share of Terra BDC Common Stock would be converted in the Merger would be equal to the Terra BDC net asset value per share as of December 31, 2021 divided by the TPT net asset value per share as of December 31, 2021; (ii) the replacement of the go-shop provision with a window-shop provision in which the termination fee payable by Terra BDC would be 1.5% of Terra BDC’s equity value if Terra BDC terminated the Merger Agreement within 60 days of signing to enter into a definitive agreement relating to a superior proposal with any party that first made an acquisition proposal within 30 days of signing the Merger Agreement (a “window-shop” bidder); and (iii) increasing the termination fee payable by Terra BDC based on other customary triggering events to 4.0% of Terra BDC’s equity value. Alston also indicated that the TPT Special Committee was willing to discuss an expansion of the board of directors of the combined entity but believed this discussion was more appropriate for the definitive agreement.

On February 22, 2022, the Terra BDC Special Committee held a telephonic meeting with representatives of Venable and Stanger to discuss the revised Term Sheet. The Terra BDC Special Committee directed Venable to deliver a further revised Term Sheet with a termination fee of 3.5% in the event of a termination of the Merger due to customary triggering events unrelated to a superior proposal from a window-shop bidder. Later that day, Venable delivered to Alston the revised Term Sheet.

The TPT Special Committee accepted the February 22, 2022 draft of the Term Sheet, which the parties executed along with the Non-Disclosure Agreement on February 23, 2022.

On February 25, 2022 and March 4, 2022, the Terra BDC Special Committee held telephonic meetings with representatives of Venable and Stanger to discuss the status of Stanger’s due diligence to be performed in connection with the transaction with TPT.

On March 8, 2022, Alston delivered to Venable, and the Terra BDC Special Committee received, an initial draft of the Merger Agreement which was subject to review and comment by the Terra BDC Special Committee to the extent not inconsistent with the executed Term Sheet. From March 11, 2022 through April 26, 2022, the Merger Agreement was revised multiple times to reflect negotiations between the parties. In connection with each revised draft of the Merger Agreement, the Terra BDC Special Committee met with Venable and Stanger to discuss the terms of the Merger Agreement and proposed revisions.

On March 11, 2022, the Terra BDC Special Committee held a telephonic meeting with representatives of Venable and Stanger to review and discuss the initial draft of the Merger Agreement. In addition to the terms provided for in the Term Sheet, the Merger Agreement conditioned the consummation of the Merger upon (i) a termination agreement providing for the termination of the Investment Advisory and Administrative Services Agreement, dated as of September 22, 2021, between Terra BDC and Terra Income Advisors, LLC (the “Termination Agreement”) and (ii) approval by the holders of Terra BDC Common Stock of the withdrawal by Terra BDC of its election to be treated as a business development company under the Investment Company Act. At the meeting, representatives of Stanger provided an overview of Stanger’s preliminary financial analysis of the potential transaction with TPT.

On March 17, 2022, representatives of Stanger made a presentation to Mr. Goldenberg, on behalf of the Terra BDC Special Committee, regarding the valuation of the assets in the portfolios of Terra BDC and TPT and Stanger’s methodology for valuing such assets. Representatives of Stanger further presented information with respect to ongoing litigation related to certain real property in TPT’s portfolio (the “1733 Ocean Litigation”) and the potential impact that such litigation may have on the exchange ratio.

On March 18, 2022, the Terra BDC Special Committee held a telephonic meeting with representatives of Venable and Stanger. The Terra BDC Special Committee discussed and reviewed the initial draft of the Merger Agreement, including the representations and warranties, the conduct of business covenants, the non-solicitation covenants and the closing conditions. The Terra BDC Special Committee also discussed the status of the schedules to the Merger Agreement and the potential impact of the 1733 Ocean Litigation on the exchange ratio.

Also on March 18, 2022, Alston delivered to Venable, and the Terra BDC Special Committee received, a proposed revision to the merger consideration to be received by the holders of Terra BDC Common Stock in the proposed transaction. The proposal contemplated that TPT would create three new classes of common stock that would be issued in equal increments to the holders of Terra BDC Common Stock and the shares of each such class would automatically convert on a one-for-one basis into shares of the existing TPT Common Stock on the 180th, 365th or 545th trading day following the combined entity becoming publicly listed.

On March 25, 2022, the Terra BDC Special Committee held a telephonic meeting with representatives of Venable and Stanger to discuss the merger consideration proposal and the status of Stanger’s due diligence to be performed in connection with the proposed transaction. Instead of creating three new classes of common stock that could potentially give the stockholders of Terra BDC less favorable liquidity in the combined company than TPT’s current stockholders, Venable proposed that TPT effect a charter amendment to add a conversion feature to the existing TPT Common Stock, in which case TPT could list a new class of common stock into which the TPT Common Stock would be convertible and the stockholders of Terra BDC and the current stockholders of TPT would have the same phased-in liquidity in the combined company. Venable and Stanger discussed the merger consideration proposal with each other in a follow-up meeting on March 29, 2022.

On April 1, 2022, the Terra BDC Special Committee held a telephonic meeting with representatives of Venable and Stanger. The Terra BDC Special Committee discussed a revised draft of the Merger Agreement delivered by Alston on March 29, 2022, which contemplated that the merger consideration to be received by Terra BDC’s stockholders in connection with the proposed transaction consist of shares of a new class of TPT common stock that would automatically convert into shares of a listed class of common stock in one-third increments on either the 180th, 365th or 545th trading day following the listing of the listed class of common stock on a national securities exchange. In connection therewith, the TPT Charter would be amended to create the new class of common stock and to change each issued and outstanding share of the existing TPT Common Stock into shares of such new class so that the stockholders of Terra BDC and the current stockholders of TPT would hold the same class of common stock and have the same conversion rights after the Merger. The revised draft of the Merger Agreement provided that the approval of the TPT Charter Amendment by the TPT stockholders would be a condition to consummating the Merger. At the April 1 meeting, the Terra BDC Special Committee also discussed the 1733 Ocean Litigation and its potential impact on the exchange ratio and the status of Stanger’s due diligence to be performed in connection with the proposed transaction.

On April 6, 2022, management of Terra BDC and TPT held a telephonic meeting with Mr. Goldenberg, on behalf of the Terra BDC Special Committee, and representatives of Venable and Stanger to discuss the 1733 Ocean Litigation and anticipated outcomes of such litigation.

On April 8, 2022, the Terra BDC Special Committee held a telephonic meeting with representatives of Venable and Stanger to discuss the latest draft of the Merger Agreement and Stanger’s proposed adjustments to the exchange ratio based on information provided by management of Terra BDC and TPT during the meeting on April 6, 2022.

On April 18, 2022, Alston, in its capacity as legal counsel to the TPT Special Committee and as Terra BDC Company Counsel, delivered to Venable, and the Terra BDC Special Committee received, drafts of the disclosure schedules to the Merger Agreement for TPT and Terra BDC.

On April 22, 2022, the Terra BDC Special Committee held a telephonic meeting with representatives of Venable and Stanger. The Terra BDC Special Committee discussed (i) the draft Merger Agreement delivered by Alston on April 19, 2022, (ii) the TPT Advisory Agreement, which TPT indicated would not be amended in connection with the Merger but may be amended in connection with any listing and initial public offering of the combined company, and (iii) the exchange ratio of 0.594 proposed by management to Terra BDC and TPT that Terra BDC Company Counsel communicated to Venable that same day. Venable noted that the TPT Special Committee had accepted the Terra BDC Special Committee’s proposal to add the three independent directors currently serving on the Terra BDC Board to the board of directors of the combined entity.

On April 26, 2022, the Terra BDC Special Committee held a telephonic meeting with representatives of Venable and Stanger. The Terra BDC Special Committee discussed (i) the latest draft of the Merger Agreement, (ii) the status of the TPT Advisory Agreement and (iii) the proposed Voting Support Agreement intended to ensure that the three Terra BDC Designees who would join the board of directors of the Combined Company have a meaningful tenure. Representatives of Stanger made a presentation to the Terra BDC Special Committee regarding Stanger’s calculation of the exchange ratio in connection with the proposed transaction and an IPO model provided to Stanger by management of Terra BDC and TPT containing financial projections for the Combined Company assuming public listing on a national securities exchange. The same day, Venable delivered to Alston a draft of the Voting Support Agreement providing, among other things, that, during the time the Voting Support Agreement is in effect, the TPT stockholders party thereto would, at any meeting of TPT stockholders called for the purpose of electing directors (or by any consent in writing or by electronic transmission in lieu thereof), cast all votes entitled to be cast by them in favor of the election of the Terra BDC Designees. The Voting Support Agreement was then revised to reflect negotiations between the parties. On April 27, 2022, Venable delivered to Alston a draft of the Termination Agreement.

On April 29, 2022, the Terra BDC Special Committee met with representatives of Venable and Stanger. At this meeting, Stanger reviewed with the Terra BDC Special Committee its financial analysis of the exchange ratio of 0.595 to which the Terra BDC Special Committee and the TPT Special Committee had ultimately agreed. Stanger verbally rendered its opinion to the Terra BDC Special Committee (which was subsequently confirmed in writing by delivery of Stanger’s written opinion addressed to the Terra BDC Special Committee dated May 2, 2022), that, as of such date and based on and subject to the matters set forth in the opinion, the consideration to be received by the holders of Terra BDC Common Stock in the Merger pursuant to the Merger Agreement is fair to such holders from a financial point of view. Representatives of Venable reviewed with the Terra BDC Special Committee the directors’ statutory duties under Maryland law, the material terms of the Merger Agreement and the other agreements related thereto (including the Termination Agreement), the Terra BDC Charter Amendment and the proposed resolutions to be adopted by the Terra BDC Special Committee. The Terra BDC Special Committee unanimously (i) determined that the Merger Agreement, the Terra BDC Charter Amendment, the Termination Agreement, the BDC Election Withdrawal, the Merger and the other transactions contemplated by the Merger Agreement were advisable and in the best interests of Terra BDC and its stockholders and that the Merger Agreement, the Termination Agreement, the Merger and the other transactions contemplated by the Merger Agreement were fair and reasonable to Terra BDC and on terms and conditions no less favorable to Terra BDC than those available from unaffiliated third parties, (ii) approved, and recommended that the Terra BDC Board approve, the Merger Agreement, the Terra BDC Charter Amendment, the Termination Agreement, the BDC Election Withdrawal, the Merger and the other transactions contemplated by the Merger Agreement and (iii) recommended that the Terra BDC Board direct that the Merger, the Terra BDC Charter Amendment and the BDC Election Withdrawal be submitted to the holders of Terra BDC Common Stock for their approval.

Immediately following the Terra BDC Special Committee meeting on April 29, 2022, the Terra BDC Board held a telephonic meeting at which representatives of Venable, Stanger, Terra BDC Company Counsel and Terra

BDC management were present. At the meeting, the Terra BDC Board discussed the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Termination Agreement, the BDC Election Withdrawal and the Terra BDC Charter Amendment and the Terra BDC Special Committee’s recommendation regarding each of the foregoing. After discussion, the Terra BDC Board, following the recommendation of the Terra BDC Special Committee, unanimously, among other things, (i) determined that the Merger Agreement, the Terra BDC Charter Amendment, the Termination Agreement, the BDC Election Withdrawal, the Merger and the other transactions contemplated by the Merger Agreement were advisable and in the best interests of Terra BDC and its stockholders and that the Merger Agreement, the Termination Agreement, the Merger and the other transactions contemplated by the Merger Agreement were fair and reasonable to Terra BDC and on terms and conditions no less favorable to Terra BDC than those available from unaffiliated third parties, (ii) authorized and approved the Merger Agreement, the Terra BDC Charter Amendment, the BDC Election Withdrawal, the Termination Agreement, the Merger and the other transactions contemplated by the Merger Agreement and (iii) directed that the Merger, the Terra BDC Charter Amendment and the BDC Election Withdrawal be submitted to Terra BDC Stockholders for their consideration and approval. The Terra BDC Board further approved the Indemnification Agreement, the Bylaws Amendment and the suspension of the Terra BDC distribution reinvestment plan and share redemption program.

On May 2, 2022, Terra BDC and TPT entered into the Merger Agreement and issued a joint press release announcing the execution and delivery of the Merger Agreement and the transactions contemplated thereby.

Stanger provided on June 1, 2022 that no acquisition proposals were received during the 30-day period following the execution of the Merger Agreement.

Recommendation of the Terra BDC Board and Its Reasons for the Merger

The Terra BDC Board, based on the unanimous recommendation of the Terra BDC Special Committee, has unanimously (i) determined that the Merger Agreement, the Terra BDC Charter Amendment, the BDC Election Withdrawal, the Merger and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of Terra BDC and its stockholders and, in the case of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, are fair and reasonable to Terra BDC and on terms and conditions not less favorable to Terra BDC than those available from unaffiliated third parties and (ii) approved the Merger Agreement, the Terra BDC Charter Amendment, the BDC Election Withdrawal, the Merger and the other transactions contemplated by the Merger Agreement.

The Terra BDC Board unanimously recommends that the Terra BDC Stockholders vote “FOR” the proposal to approve the Merger, “FOR” the proposal to approve the Terra BDC Charter Amendment, “FOR” the proposal to approve the BDC Election Withdrawal and “FOR” the Adjournment Proposal, if necessary or appropriate to solicit additional proxies in favor of the proposal to approve the Merger, the proposal to approve the Terra BDC Charter Amendment or the proposal to approve the BDC Election Withdrawal.

In evaluating the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Terra BDC Board considered the unanimous recommendation of the Terra BDC Special Committee. In reaching their respective determinations, the Terra BDC Board and the Terra BDC Special Committee considered a number of factors, including the following material factors which the Terra BDC Board and Terra BDC Special Committee viewed as supporting their respective decisions with respect to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement:

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The appraised market value of the portfolio, as well as the financial performance, financial condition, business operations and prospects, of each of TPT and Terra BDC, independently and as the Combined Company.

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The stockholders of the Combined Company will have the opportunity to continue ownership in the Combined Company, which is expected to provide a number of significant potential strategic opportunities and benefits, including the following:

•	the Combined Company will benefit from enhanced diversification across geographic markets and asset types;

•

the enhanced size, scale and financials of the Combined Company will likely improve access to capital markets and reduce the cost of capital, which can be used to support strategic investments that drive growth opportunities, and may increase opportunities for stockholder liquidity;

•

the Combined Company’s improved access to capital may permit the Combined Company to meet the additional capital needs for Terra BDC’s assets and, therefore, to hold Terra BDC assets longer in order to potentially achieve superior returns on those assets than could be achieved by Terra BDC because of the potential need for Terra BDC to sell assets prematurely to raise capital; and

•	the Combined Company will retain the Terra BDC management team that also manages TPT.

•

The integrated organizational structure of the Combined Company will allow the Combined Company’s management to focus its efforts on the operation of the Combined Company instead of on separate entities, thereby achieving substantial operating and cost efficiencies.

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The Terra BDC Board’s belief that the Merger is the best available option for Terra BDC and its stockholders as compared to other options, including (i) continuing to operate Terra BDC on a stand-alone basis, (ii) liquidating Terra BDC’s assets, (iii) seeking a merger with a third party, or (iv) becoming a public reporting company and listing its stock on a national securities exchange.

•	The risks associated with alternatives to the Merger, namely:

•

Terra BDC’s prospects as a stand-alone entity are limited by (i) its size relative to its expenses, (ii) its limited cash and limited ability to raise additional equity capital in the private market, and (iii) the potential need to liquidate assets that are not fully stabilized to provide liquidity;

•

Terra BDC’s cash flow from operations may not fully fund its regular stockholder distributions, and actions Terra BDC could take to fund distributions from sources other than cash flow from operations, such as borrowings, could negatively affect the implied value of Terra BDC Common Stock in the future;

•

an immediate liquidation of Terra BDC may not yield favorable sale prices in light of (i) requirements with respect to Terra BDC’s joint venture investments, (ii) risks related to the transition of operations to a new management team, and (iii) the potential for increased transaction costs and execution risks to dispose of Terra BDC’s assets in multiple transactions; and

•	Terra BDC’s size and other factors would make it difficult to list its stock on a national securities exchange.

•

The Terra BDC Board’s belief that the Combined Company would be better positioned than Terra BDC alone to achieve certain potential liquidity events, such as listing its stock on a national securities exchange, as a result of increased size, portfolio diversity and other factors noted above.

•	The Exchange Ratio in the Merger Agreement is fixed and will not be adjusted in the event of any adverse change in the value of the shares of Terra BDC Common Stock or other external factors.

•	The Exchange Ratio in the Merger Agreement was based, in part, on the estimated net asset value of TPT and Terra BDC, each calculated as of December 31, 2021.

•

The financial analyses performed by Stanger and reviewed with the Terra BDC Special Committee and the Terra BDC Board and the written opinion of Stanger, dated May 2, 2022, that, as of that date, and based upon, and subject to, the various assumptions, qualifications, limitations and other matters considered in connection with the preparation of its opinion, the consideration to be received by the Terra BDC Stockholders pursuant to the Merger Agreement is fair to such stockholders from a financial point of view (see “—Opinion of the Terra BDC Special Committee’s Financial Advisor”).

•	Potential annual cost savings that will result from the increased efficiency of operating one public company instead of two following the Merger.

•	The closing of the Merger is not subject to a financing or due diligence contingency.

•	The Merger Agreement does not include a condition to closing with respect to either party’s existing debt arrangements, which increases certainty of closing.

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The commitment on the part of each of TPT and Terra BDC to complete the Merger as reflected in their respective obligations under the terms of the Merger Agreement and the absence of any required government consents.

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The fact that the termination fee payable by Terra BDC to TPT under the Merger Agreement, whether during or after the window shop period, was viewed by the Terra BDC Special Committee and the Terra BDC Board, after consultation with legal and financial advisors, as reasonable and not likely to preclude another party from making a competing Acquisition Proposal.

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The fact that the Merger Agreement provides Terra BDC with the ability, subject to certain conditions, to consider an Acquisition Proposal if the Terra BDC Board determines, in good faith, that it is reasonably expected to lead to a Superior Proposal, and the Merger Agreement provides the Terra BDC Board with the ability, subject to certain conditions, to make an Adverse Recommendation Change and to terminate the Merger Agreement in order to enter into an agreement with respect to a Superior Proposal, subject to payment of the applicable termination fee.

•	The Terra BDC Board may also change or withdraw its recommendation in the instance of an Intervening Event.

•	The Merger is subject to approval by the Terra BDC Stockholders, which requires the affirmative vote of a majority of votes entitled to be cast on the Merger.

•	The Merger Agreement permits Terra BDC to continue to pay the Terra BDC Stockholders regular distributions in the ordinary course of business through the closing of the Merger.

•	TPT’s commitment to increase the size of the TPT Board and elect the Terra BDC Designees (which constitute the existing independent directors of Terra BDC) effective upon the closing of the Merger.

•	The other terms of the Merger Agreement, including representations, warranties and covenants of the parties, as well as the conditions to their respective obligations under the Merger Agreement.

The Terra BDC Board and Terra BDC Special Committee also considered a variety of risks and other potentially negative factors in considering the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the following material factors:

•	The risk that changes in local and national economic conditions may adversely impact the Combined Company’s operating results.

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The Merger will not result in a liquidity event for stockholders of Terra BDC because the TPT Class B Common Stock is not listed on any national securities exchange, and there is no guarantee that the Combined Company will complete a liquidity event on favorable terms or at all.

•	The voting power of the Terra BDC Stockholders will be significantly diluted following the Merger.

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The risk that the estimated value of Terra BDC Common Stock may decline as a result of the Merger if the Combined Company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated.

•	The risk that a different strategic alternative could prove to be more beneficial to the Terra BDC Stockholders.

•	Terra BDC was prohibited under the terms of the Merger Agreement from soliciting any parties with respect to a possible alternative transaction.

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The termination fee of $2,575,533 or $1,103,800, depending upon the circumstances, that Terra BDC is required to pay under the Merger Agreement may have discouraged, and may, in the future, discourage, third parties from making a competing Acquisition Proposal that may be more advantageous to the Terra BDC Stockholders.

•	The risk that the value of the TPT assets may decline vis-à-vis the value of the Terra BDC assets before the closing of the Merger such that the Exchange Ratio may become less favorable to Terra BDC.

•

The risk that, while the Merger is expected to be completed, there is no assurance that all of the conditions to the parties’ obligations to complete the Merger, including the Terra BDC Stockholder Approvals, will be satisfied or waived.

•	The risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the Merger.

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The risk that the restrictions imposed by the Merger Agreement on the operation of Terra BDC’s business during the period between signing the Merger Agreement and the completion of the Merger may delay or prevent Terra BDC from undertaking business opportunities that may arise or any other action it would otherwise take with respect to its operations absent the pending completion of the Merger.

•	The expenses to be incurred in connection with pursuing the Merger, including fees payable to third-party advisors of Terra BDC.

•	The risk of stockholder litigation relating to the Merger.

•	The fact that the Terra BDC stockholders are not entitled to exercise appraisal rights in connection with the Merger.

•

TPT and Terra BDC have common management and therefore the individuals who comprise the management teams of TPT and Terra BDC faced conflicts of interest when assisting the TPT Board and Terra BDC Board in connection with the Merger, and some of Terra BDC’s directors and executive officers have interests with respect to the Merger that are different from, and in addition to, those of the Terra BDC Stockholders generally, as more fully described in the section entitled “—Interests of Terra BDC’s and TPT’s Directors and Executive Officers in the Merger” beginning on page 67.

•	The risks described under the section entitled “Risk Factors” on page 23.

The foregoing discussion of the factors considered by the Terra BDC Board and Terra BDC Special Committee is not intended to be exhaustive and is not provided in any specific order or ranking, but rather includes material factors considered by the Terra BDC Board and the Terra BDC Special Committee. In view of the wide variety of factors considered in connection with their respective evaluations of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and the complexity of these matters, the Terra BDC Board and the Terra BDC Special Committee did not consider it practical to, and did not attempt to, quantify, rank or otherwise assign any relative or specific weights or values to the different factors considered and individuals may have given different weights to different factors. The Terra BDC Board and the Terra BDC Special Committee conducted an overall review of the factors considered and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

The explanation and reasoning of the Terra BDC Board and the Terra BDC Special Committee and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 34.

TPT’s Reasons for the Merger

In evaluating the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the TPT Board considered the unanimous recommendation of the TPT Special Committee. In reaching their respective determinations, the TPT Board and the TPT Special Committee considered a number of factors, including the following material factors which the TPT Board and TPT Special Committee viewed as supporting their respective decisions with respect to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement:

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The appraised market value of the portfolio, as well as the financial performance, financial condition, business operations and prospects, of each of Terra BDC and TPT, independently and as a combined entity.

•

The stockholders of the Combined Company have the opportunity to continue ownership in the Combined Company, which is expected to provide a number of significant potential strategic opportunities and benefits, including the following:

(i)	the Combined Company will benefit from enhanced diversification across geographic markets and asset types;

(ii)

the enhanced size, scale and financials of the Combined Company will likely improve access to capital markets and reduce the cost of capital, which can be used to support strategic investments that drive growth opportunities, and may increase opportunities for stockholder liquidity; and

(iii)	the Combined Company will retain the TPT management team that also manages Terra BDC;

•

the integrated organizational structure of the Combined Company will allow the Combined Company’s management to focus its efforts on the operation of the Combined Company instead of on separate entities, thereby achieving substantial operating and cost efficiencies.

•	The Exchange Ratio in the Merger Agreement is fixed and will not be adjusted in the event of any adverse change in the value of the shares of TPT Class B Common Stock.

•	The Exchange Ratio in the Merger Agreement was based, in part, on the estimated net asset value of Terra BDC and TPT, each calculated as of December 31, 2021.

•	The Merger Agreement provides that Terra BDC will pay a termination fee of $2,575,533 to TPT if Terra BDC terminates the Merger Agreement to enter into an agreement for a Superior Proposal.

•	Potential annual cost savings that will result from the increased efficiency of operating one public company instead of two following the Merger.

•

The commitment on the part of each of Terra BDC and TPT to complete the Merger as reflected in their respective obligations under the terms of the Merger Agreement and the absence of any required government consents.

•	The other terms of the Merger Agreement, including representations, warranties and covenants of the parties, as well as the conditions to their respective obligations under the Merger Agreement.

The TPT Board and TPT Special Committee also considered a variety of risks and other potentially negative factors in considering the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the following material factors:

•	The risk that changes in local and national economic conditions may adversely impact the Combined Company’s operating results.

•

The risk that the estimated value of TPT Common Stock may decline as a result of the Merger if the Combined Company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated.

•	The risk that a different strategic alternative could prove to be more beneficial to TPT’s stockholders.

•	The risk that the value of the Terra BDC assets may decline vis-à-vis the value of the TPT assets before the closing of the Merger such that the Exchange Ratio may become less favorable to TPT.

•

The risk that, while the Merger is expected to be completed, there is no assurance that all of the conditions to the parties’ obligations to complete the Merger will be satisfied or waived. Such conditions necessary to closing include the Terra BDC Stockholder Approvals and obtaining consents from certain lenders and other third parties.

•	The risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the Merger.

•

The risk that the obligations under the Merger Agreement regarding the restrictions on the operation of TPT’s business during the period between signing the Merger Agreement and the completion of the Merger may delay or prevent TPT from undertaking business opportunities that may arise or any other action it would otherwise take with respect to its operations absent the pending completion of the Merger.

•	The expenses to be incurred in connection with pursuing the Merger, including fees payable to third-party advisors of TPT.

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Terra BDC and TPT have common management; therefore, the individuals who comprise the management teams of Terra BDC and TPT faced conflicts of interest when assisting the Terra BDC Board and TPT Board in connection with the Merger, and some of TPT’s directors and executive officers have interests with respect to the Merger that are different from, and in addition to, those of the TPT stockholders generally, as more fully described in the section entitled “—Interests of Terra BDC’s and TPT’s Directors and Executive Officers in the Merger” beginning on page 67.

•	The risks described under the section entitled “Risk Factors” on page 23.

The foregoing discussion of the factors considered by the TPT Board and TPT Special Committee is not intended to be exhaustive and is not provided in any specific order or ranking, but rather includes material factors considered by the TPT Board and the TPT Special Committee. In view of the wide variety of factors considered in connection with their respective evaluations of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and the complexity of these matters, the TPT Board and the TPT Special Committee did not consider it practical to, and did not attempt to, quantify, rank or otherwise assign any relative or specific weights or values to the different factors considered and individuals may have given different weights to different factors. The TPT Board and the TPT Special Committee conducted an overall review of the factors considered and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

The explanation and reasoning of the TPT Board and the TPT Special Committee and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 34.

After careful consideration, for the reasons set forth above and based on the unanimous recommendation of the TPT Special Committee, the TPT Board (1) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of TPT and (2) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Opinion of the Terra BDC Special Committee’s Financial Advisor

The Terra BDC Special Committee retained Stanger to provide it with financial advisory services in connection with the Merger and, if requested by the Terra BDC Special Committee, to render an opinion as to the fairness, from a financial point of view, of the consideration to be received in the Merger by the Terra BDC Stockholders. The Terra BDC Special Committee selected Stanger to serve as its financial advisor based on Stanger’s qualifications, expertise and reputation, and its knowledge of Terra BDC’s business.

On April 29, 2022, Stanger rendered to the Terra BDC Special Committee its oral opinion, subsequently confirmed in writing on May 2, 2022, based upon and subject to the limitations and assumptions set forth in its written opinion, that the consideration to be received by the Terra BDC Stockholders pursuant to the Merger Agreement was fair to the Terra BDC Stockholders from a financial point of view.

The full text of Stanger’s written opinion dated May 2, 2022, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this proxy statement/prospectus as Annex C. The summary of the Stanger opinion provided in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion. Stanger’s advisory services and opinion were provided for the information and assistance of the Terra BDC Special Committee in connection with its consideration of the proposed Merger, and the opinion does not constitute a recommendation as to how any holder of shares of Terra BDC Common Stock should vote with respect to the proposed Merger or any other matter.

Experience of Stanger. Stanger, founded in 1978, has provided information, research, financial advisory and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The financial advisory activities of Stanger include mergers and acquisitions, advisory and fairness opinion services, asset and securities valuations, industry and company analysis, and litigation support and expert witness services in connection with both publicly registered and privately placed securities transactions. Stanger, as part of its financial advisory business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, and reorganizations and for estate, tax, corporate and other purposes. In particular, Stanger’s valuation practice principally involves real estate investment trusts and partnerships and the assets typically owned through such entities including, but not limited to, real properties and property interests.

Summary of Materials Considered. In the course of Stanger’s analysis to render its opinion regarding the Merger, Stanger: (i) reviewed a draft copy of the Merger Agreement which Terra BDC indicated to be in substantially the form intended to be entered into by the parties thereto; (ii) reviewed a draft copy of the Termination Agreement which Terra BDC indicated to be in substantially the form intended to be entered into by Terra BDC; (iii) reviewed a draft copy of the Voting Support Agreement which Terra BDC indicated to be in substantially the form intended to be entered into by the parties thereto; (iv) reviewed Terra BDC and TPT financial statements for the years ended December 31, 2021 contained on Form 10-K filed with the SEC; (v) reviewed historical and budgeted entity level financial statements; (vi) reviewed the organizational documents of Terra BDC and TPT; (vii) reviewed the terms of each Terra BDC and TPT loan and preferred equity investment including origination date, loan balance, maturity, interest rate, any exit fee or extension fees and the prepayment penalty (the “Terra Loan and Preferred Equity Investments”); (viii) reviewed the terms of TPT’s equity investments and interest in MAVIK Real Estate Special Opportunities Fund, LP (“MAVIK RESOF”) interests (the “TPT Equity Investments” and, together with the Terra Loan and Preferred Equity Investments, the “Terra Investments”); (ix) reviewed the terms of loans senior to the Terra Investments; (x) reviewed the collateral underlying the Terra Investments; (xi) reviewed market data for loans / preferred equity investments similar to the Terra Investments; (xii) estimated a market interest rate for each of the Terra Loan and Preferred Equity Investments after observing loan-to-value, debt service coverage, debt yield as well as property specific attributes such as property type and location and operating status (development, lease-up, stabilized, etc.); (xiii) estimated a market value range for each of the Terra Loan and Preferred Equity Investments based upon the anticipated payments over the remaining loan and projected investment term and discounting such payments to a present value at a discount rate range equal to the current estimated market interest rate or yield on similar investments; (xiv) estimated a value range for each of the TPT Equity Investments via a discounted cash flow analysis or direct capitalization analysis, as appropriate; (xv) reviewed the terms of the debt outstanding for each of Terra BDC and TPT; and (xvi) conducted such other analyses as Stanger deemed appropriate.

Summary of Analyses. In preparing its opinion for the Terra BDC Special Committee, Stanger performed a variety of analyses, including those described below. In rendering the opinion, Stanger applied judgment to a variety of complex analyses and assumptions. Stanger advised the Terra BDC Special Committee that the preparation of a fairness opinion is a complex process that involves various quantitative and qualitative judgments and determinations with respect to financial, comparative and other analytical methods and information and the application of these methods and information to the unique facts and circumstances presented. Stanger arrived at its opinion based on the results of all analyses undertaken and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. The fact that any specific analysis is referred to is not meant to indicate that such analysis was given greater weight than any other analysis. Stanger made its determination as to fairness on the basis of its experience and professional judgment after considering the results of its reviews and analyses. The assumptions made and the judgments applied in rendering the opinion are not readily susceptible to partial analysis or summary description. Accordingly, Stanger advised the Terra BDC Special Committee that its entire analysis must be considered as a whole, and that selecting portions of its analyses, analytical methods and the factors considered without considering all factors and analyses and assumptions, qualifications and limitations of each analysis would create an incomplete view of the evaluation process underlying the opinion.

The analyses relating to the value of Terra BDC’s assets or securities do not purport to be appraisals or reflect the prices at which such assets or securities actually may be purchased or sold, which may depend on a variety of factors, many of which are beyond Terra BDC’s control and the control of Stanger. Much of the information used in, and accordingly the results of, Stanger’s analyses are inherently subject to substantial uncertainty and, therefore, neither Terra BDC nor Stanger assumes any responsibility if future results are materially different from those estimated or indicated.

Stanger’s opinion was provided to the Terra BDC Special Committee in connection with the Terra BDC Special Committee’s consideration of the proposed Merger and was one of several factors considered by the Terra BDC Special Committee in evaluating the Merger. Neither Stanger’s opinion nor its analyses were determinative of the Merger consideration or of the views of the Terra BDC Special Committee or the Terra BDC Board with respect to the Merger. Below is a summary of the material valuation analyses prepared in connection with Stanger’s opinion.

Overview of Reviews and Analyses

In conducting its reviews and analysis, Stanger considered, among other things, a relative net asset value analysis. For purposes of its analysis, Stanger reviewed a number of financial metrics including:

•	NOI - net operating income, which is calculated generally as revenue, less property operating expenses and capital expenditures.

•	LTV – Loan amount divided by property value

•	DSC – NOI divided by total debt service

•	Debt Yield – NOI divided by total loan amount

•	EBITDA – Earnings before interest, tax and depreciation and amortization

Net Asset Value Analysis

Stanger performed a net asset value analysis based on an estimated private market valuation of Terra BDC and TPT in order to derive an implied exchange ratio reference range.

Terra BDC Analysis

In performing a net asset value analysis of Terra BDC, Stanger estimated a range of private market value by using a discounted cash flow analysis on the debt investments and loan participations in which Terra BDC owns an interest (the “Terra BDC Loan Investments”) to determine a range of value for each of the Terra BDC Loan Investments. Stanger utilized all information that it deemed relevant, including information from the Terra BDC Advisor and Stanger’s own data sources, including national survey data and trends in market interest rates and other economic factors.

Terra BDC Loan Investments

Stanger estimated a value range for each of the Terra BDC Loan Investments by taking the loan payments over the remaining term of the loan (the “Projected Loan Payments”), and discounting such payments to present value at a discount rate equal to the current estimated market rate on financings similar to the Terra BDC Loan Investments. Stanger reviewed market terms for loans (the “Loan Comparables”) to ascertain current market interest rate levels for loans similar to the Terra BDC Loan Investments. A summary of the Loan Comparables that Stanger considered is summarized in the table below.

		Coupon
Loans	Amount (a)	Min	Max	Average (b)
Senior Loans
Fixed Rate	$50.5 billion	2.1%	6.2%	3.6%
Variable Rate (c)	83.3 billion	1.2%	6.9%	3.2%
Subordinated Positions (Mezzanine / Pref Equity)
Fixed Rate	$0.9 billion	5.1%	15.0%	9.3%
Variable Rate (c)	1.4 billion	3.9%	13.5%	7.2%

(a)	Loans denominated in foreign currency were converted from base currency to U.S. Dollars as of 12/31/21
(b)	Simple average
(c)	Interest rate based upon 12/31/21 index rate plus applicable loan spread (i.e. Libor: 0.1013%; WSJ: 3.25%, and; SOFR: 0.05%).

Based on Stanger’s experience and professional judgement, Stanger applied a range of market rates to the Projected Loan Payments of each of the Terra BDC Loan Investments taking into consideration the unique factors of each Terra BDC Loan Investment, including but not limited to loan-to-value, debt service coverage / debt yield, collateral, prepayment terms, loan origination date, maturity date and extension terms. Stanger applied market rates to the Terra BDC Loan Investment Projected Loan Payments ranging from 7.9% to 15.7% with a weighted average of 14.1% based upon the unpaid principal balance.

Stanger adjusted the Terra BDC Loan Investment values, as appropriate, for Terra BDC’s allocable ownership interest in the Terra BDC Loan Investments to account for the interests of any third-party investment partners (the “Adjusted Terra BDC Loan Investment Values”).

Terra BDC NAV

As part of the net asset value analysis of Terra BDC, the Adjusted Terra BDC Loan Investment Values, cash and cash equivalents and other asset were added and Terra BDC’s outstanding debt, net of a mark-to-market adjustment and other liabilities were subtracted, all as of December 31, 2021. The estimated equity value of Terra BDC was divided by fully diluted shares outstanding, as provided by the Terra BDC Advisor.

TPT Analysis

In performing a net asset value analysis of TPT, Stanger estimated a range of private market value by: (i) using a discounted cash flow analysis on the debt investments and loan participations in which TPT owns an interest (the “TPT Loan Investments”) to determine a range of value for each of the TPT Loan Investments; (ii) using a direct capitalization analysis on one of the real estate investments in which TPT owns an interest (the “TPT Office Investment”); (iii) using the pending disposition price for one of TPT’s real estate investments pursuant to a letter of intent provided by TPT Advisor, net of TPT Advisor’s estimated disposition costs (the “TPT Pending Disposition Property” and, together with the TPT Office Investment, the “TPT Real Estate Investments”); and (iv) estimating the value range of TPT’s equity interest in three unconsolidated investments (the “TPT Unconsolidated Investments”). Stanger utilized all information that it deemed relevant, including information from TPT Advisor and Stanger’s own data sources, including national survey data and trends in market interest rates and other economic factors.

TPT Loan Investments

Stanger estimated a value range for each of the TPT Loan Investments by taking the Projected Loan Payments, and discounting such payments to present value at a discount rate equal to the current estimated market rate on financings similar to the TPT Loan Investments. Stanger reviewed market terms for the Loan Comparables to ascertain current market interest rate levels for loans similar to the TPT Loan Investments.

Based on Stanger’s experience and professional judgement, Stanger applied a range of market rates to the Projected Loan Payments of each of the TPT Loan Investments taking into consideration the unique factors of each TPT Loan Investment, including but not limited to loan-to-value, debt service coverage / debt yield, collateral, prepayment terms, loan origination date, maturity date and extension terms. Stanger applied market rates to the TPT Loan Investment Projected Loan Payments ranging from 3.8% to 15.7% with a weighted average of 8.9% based upon the unpaid principal balance.

Stanger adjusted the TPT Loan Investment values, as appropriate, for TPT’s allocable ownership interest in the TPT Loan Investments to account for the interests of any third-party investment partners (the “Adjusted TPT Loan Investment Values”).

TPT Real Estate Investments

Stanger utilized the income approach to valuation for the TPT Office Investment, specifically a direct capitalization analysis (the “Direct Capitalization Analysis”). The Direct Capitalization Analysis is based upon the net operating income of the property capitalized at an appropriate capitalization rate for the property based upon property characteristics and competitive position and market conditions around the date of valuation. Stanger reviewed TPT Advisor’s provided historical and projected net operating income for the TPT Office Investment and was advised that the projection was prepared in accordance with the leases that encumber the property and leasing assumptions based on local market conditions.

In applying the Direct Capitalization Analysis for the TPT Office Investment Stanger applied market capitalization rates ranging from 4.50% to 6.25% to the stabilized forward-year annual net operating income based on their professional experience and judgement after observing target direct capitalization rates for office properties cited in national surveys, as summarized below, and considering such factors as the property’s location, age and condition, the property’s operating trends, lease coverage ratios and other unique property factors. Stanger deducted lease-up costs, such as tenant improvements and leasing commissions, and any identified capital expenditures as appropriate.

	Direct
	Capitalization Rate
	Low	High
Q1 2022 National Suburban Office Survey - (Survey 1)	4.50%	9.00%
Q4 2021 National Suburban Office Survey - (Survey 2)	3.70%	8.00%

Stanger included the TPT Pending Disposition Property at the pending disposition price pursuant to a letter of intent, net of TPT Advisor’s estimated disposition costs.

TPT Unconsolidated Investments

TPT owns an equity interest in three unconsolidated investments: (i) LEL Arlington JV LLC, which owns an interest in an industrial property located in Arlington, Texas (the “Arlington Industrial Property”); (ii) LEL NW 49th JV LLC, which owns an interest in an industrial property located in Miami, Florida (the “Miami Industrial Property”); and (iii) MAVIK RESOF, which owns an interest in loan investments (the “RESOF Loan Investments”) and an interest in Terra-Redico Hamlin JV LLC, which owns an office property located in Auburn Hills, Michigan (the “RESOF Office Property”).

LEL Arlington JV LLC

Stanger utilized the income approach to valuation for the Arlington Industrial Property, specifically a discounted cash flow analysis (the “DCF Analysis”). A discounted cash flow analysis is based on projected statements of operations for the property including revenues and expenses. The property is assumed to be sold at the end of the multi-year holding period. The reversion value of the property which can be realized upon sale at the end of the holding period is calculated based on the capitalization of the estimated net operating income of the property in the year of sale, utilizing a capitalization rate deemed appropriate in light of the age, anticipated functional and economic obsolescence and competitive position of the property at the time of sale. Net proceeds to owners are determined by deducting appropriate costs of sale. The discount rate selected for the DCF Analysis is based upon estimated target rates of return for buyers of properties similar to the subject property. Stanger reviewed TPT Advisor’s provided historical and projected net operating income for the Arlington Industrial Property and was advised that the projection was prepared in accordance with the leases that encumber the property and leasing assumptions based on local market conditions.

In applying the DCF Analysis for the Arlington Industrial Property Stanger determined terminal capitalization rates ranging from 5.50% to 6.00% and discount rates ranging from 6.00% to 6.50% to apply to TPT Advisor’s provided projected net operating income based on Stanger’s professional experience and judgement after observing target residual capitalization rates and discount rates cited in national industrial property surveys (the “DCF National Industrial Property Surveys”), as summarized below, and considering such factors as the creditworthiness of the tenants, the length of the lease terms, investor rate of return requirements for similar properties, the general interest rate environment, property location, age and assumed holding period.

	Terminal
	Capitalization Rate		Discount Rate
	Low	High	Low	High
Q1 2022 National Warehouse Survey - (Survey 1)	3.50%	6.00%	5.00%	7.00%
Q4 2021 National Warehouse Survey - (Survey 2)	3.50%	6.30%	4.50%	7.20%

Stanger estimated a value range of TPT’s interest in LEL Arlington JV LLC, by: (i) estimating a value range for the Arlington Industrial Property utilizing a DCF Analysis as described above; (ii) adding the other tangible assets held by LEL Arlington JV LLC, as of December 31, 2021; (iii) deducting the tangible liabilities of LEL Arlington JV LLC, as of December 31, 2021, including the mortgage debt encumbering the Arlington Industrial Property after considering a mark-to-market adjustment; and (iv) taking the resulting LEL Arlington JV LLC equity from the steps above and processing such equity through the LEL Arlington JV LLC agreement as it pertains to capital distribution allocations, to determine a range of equity attributable to TPT.

LEL NW 49th JV LLC

Stanger utilized the income approach to valuation for the Miami Industrial Property, specifically a Direct Capitalization Analysis. Stanger reviewed the TPT Advisor’s provided historical and projected net operating income for the Miami Industrial Property and was advised that the projection was prepared in accordance with the leases that encumber the property and leasing assumptions based on local market conditions.

In applying the Direct Capitalization Analysis for the Miami Industrial Property Stanger applied market capitalization rates ranging from 5.00% to 5.50% to the stabilized forward-year annual net operating income based on its professional experience and judgement after observing target direct capitalization rates cited in national surveys, as summarized below, and considering such factors as the property’s location, age and condition, the property’s operating trends, lease coverage ratios and other unique property factors. Stanger deducted lease-up costs, such as tenant improvements and leasing commissions, and any identified capital expenditures as appropriate.

	Direct
	Capitalization Rate
	Low	High
Q1 2022 National Warehouse Survey - (Survey 1)	2.60%	6.50%
Q4 2021 National Warehouse Survey - (Survey 2)	2.90%	6.00%

Stanger estimated a value range of TPT’s interest in LEL NW 49th JV LLC, by: (i) estimating a value range for the Miami Industrial Property utilizing a Direct Capitalization Analysis as described above; (ii) adding the other tangible assets held by LEL NW 49th JV LLC, as of December 31, 2021; (iii) deducting the tangible liabilities of LEL NW 49th JV LLC, as of December 31, 2021, including the mortgage debt encumbering the Miami Industrial Property after considering a mark-to-market adjustment; and (iv) taking the resulting LEL NW 49th JV LLC equity from the steps above and processing such equity through the LEL NW 49th JV LLC agreement as it pertains to capital distribution allocations, to determine a range of equity attributable to TPT.

MAVIK RESOF

MAVIK RESOF owns interests in the RESOF Loan Investments and the RESOF Office Property. Stanger estimated value range for each of the RESOF Loan Investments by taking the Projected Loan Payments, and discounting such payments to present value at a discount rate equal to the current estimated market rate on financings similar to the RESOF Loan Investments. Stanger reviewed market terms for the Loan Comparables to ascertain current market interest rate levels for loans similar to the RESOF Loan Investments.

Based on Stanger’s experience and professional judgment, Stanger applied a range of market rates to the Projected Loan Payments of each of the RESOF Loan Investments taking into consideration the unique factors of each RESOF Loan Investment, including but not limited to loan-to-value, debt service coverage / debt yield, collateral, prepayment terms, loan origination date, maturity date and extension terms. Stanger applied market rates to the RESOF Loan Investment Projected Loan Payments ranging from 9.5% to 17.0% with a weighted average of 14.9% based upon the unpaid principal balance.

Stanger adjusted the RESOF Loan Investment values, as appropriate, for MAVIK RESOF’s allocable ownership interest in the RESOF Loan Investments to account for the interests of any third-party investment partners (the “Adjusted RESOF Loan Investment Values”).

In estimating an equity value range for MAVIK RESOF’s investment in Terra-Redico Hamlin JV LLC, Stanger utilized the income approach to valuation for the RESOF Office Property, specifically a DCF Analysis. In applying the DCF Analysis for the RESOF Office Property Stanger determined terminal capitalization rates ranging from 7.75% to 8.25% and discount rates ranging from 9.75% to 10.25% to apply to TPT Advisor’s provided projected net operating income based on Stanger’s professional experience and judgment after observing target residual capitalization rates and discount rates cited in national office property surveys, as summarized below, and considering such factors as the creditworthiness of the tenants, the length of the lease terms, investor rate of return requirements for similar properties, the general interest rate environment, property location, age and assumed holding period.

	Terminal
	Capitalization Rate		Discount Rate
	Low	High	Low	High
Q1 2022 National Suburban Office Survey - (Survey 1)	4.75%	8.00%	6.25%	10.00%
Q4 2021 National Suburban Office Survey - (Survey 2)	5.80%	9.00%	5.80%	8.50%

Stanger estimated a value range of MAVIK RESOF’s interest in Terra-Redico Hamlin JV LLC, by: (i) estimating a value range for the RESOF Office Property utilizing a DCF Analysis as described above; (ii) adding the other tangible assets held by Terra-Redico Hamlin JV LLC, as of December 31, 2021; (iii) deducting the tangible liabilities of Terra-Redico Hamlin JV LLC, as of December 31, 2021, including the mortgage debt encumbering the RESOF Office Property after considering a mark-to-market adjustment; and (iv) taking the resulting Terra-Redico Hamlin JV LLC equity from the steps above and processing such equity through the Terra-Redico Hamlin JV LLC agreement as it pertains to capital distribution allocations, to determine a range of equity attributable to MAVIK RESOF.

As part of the net asset value analysis of MAVIK RESOF, the Adjusted RESOF Loan Investment Values, RESOF Office Property value, cash and cash equivalents and other asset were added and MAVIK RESOF’s outstanding debt, net of a mark-to-market adjustment and other liabilities were subtracted, all as of December 31, 2021. The resulting MAVIK RESOF equity from the steps above was processed through the MAVIK RESOF agreement as it pertains to capital distribution allocations, to determine a range of equity attributable to TPT.

TPT NAV

As part of the net asset value analysis of TPT, the Adjusted TPT Loan Investment Values, TPT Office Investment value, TPT Pending Disposition Property value, TPT Unconsolidated Investment values, cash and cash equivalents and other asset were added and TPT’s outstanding debt, net of a mark-to-market adjustment and other liabilities were subtracted, all as of December 31, 2021. The estimated equity value of TPT was divided by fully diluted shares outstanding, as provided by TPT Advisor.

Implied Exchange Ratio Reference Ranges. The net asset value analysis summarized above indicated the following implied exchange ratio reference ranges, as compared to the exchange ratio of 0.595:

0.576 to 0.626

Stanger observed that the exchange ratio of 0.595 shares of TPT Class B Common Stock for each share of Terra BDC Common Stock was within the range of the estimated exchange ratio indicated by the foregoing analysis. Stanger concluded that the Net Asset Value Analysis supports the fairness of the Merger consideration to be received by the Terra BDC Stockholders pursuant to the Merger Agreement.

Conclusions. Stanger concluded based upon its analysis and the assumptions, qualifications and limitations cited in its written fairness opinion, and in reliance thereon, that as of the date of the fairness opinion the Merger consideration to be received by the holders of shares of Terra BDC Common Stock is fair, from a financial point of view, to the Terra BDC Stockholders. The issuance of the fairness opinion was approved by Stanger’s fairness opinion committee.

Assumptions. In conducting its review and rendering its opinion, Stanger assumed with the consent of the Terra BDC Special Committee that the Merger Agreement will not, when executed, differ in any material respect from the draft thereof which Stanger reviewed and that the Merger will be consummated in accordance with the terms of the Merger Agreement. In rendering this opinion, Stanger was advised that it may rely upon, and therefore relied upon and assumed, without independent verification, the accuracy and completeness in all material respects of all financial and other information furnished or otherwise communicated to Stanger by the external advisors to Terra BDC and TPT. Stanger did not perform an independent appraisal of Terra BDC and

TPT’s assets and liabilities (other than Stanger’s previously provided loan valuations for Terra BDC in connection with financial reporting requirements), or engineering, structural or environmental studies of the real estate assets of the TPT Equity Investments, and Stanger relied upon representations of Terra BDC and TPT, and their representatives, regarding the physical condition and capital expenditure requirements of the collateral for the Terra Loan and Preferred Equity Investments and the real estate assets of the TPT Equity Investments. Stanger also relied on assurances of Terra BDC and TPT that any pro forma financial statements, projections, budgets, tax estimates, value estimates or adjustments, or terms of the Merger provided or communicated to Stanger were reasonably prepared on bases consistent with actual historical experience and reflect the best currently available estimates and good faith judgments; that no material change has occurred in the value of their assets and liabilities or the information reviewed between the date such information was provided and the date of the opinion letter; and that Terra BDC and TPT were not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading in any material respect.

Limitations and Qualifications. Stanger was not requested to, and therefore did not: (i) appraise Terra BDC’s or TPT’s assets or liabilities (other than Stanger’s previously provided loan valuations for Terra BDC in connection with financial reporting requirements); (ii) make any recommendation to the Terra BDC Stockholders with respect to whether or not to approve the Merger or the impact, tax or otherwise, of approving the Merger; (iii) select the method of determining the type or amount of Merger consideration to be paid in the Merger; (iv) express any opinion as to: (a) the business decision to pursue the Merger or alternatives to the Merger; (b) the amount or allocation of expenses relating to the Merger; (c) any legal, tax, regulatory or accounting matters, as to which Stanger understood that Terra BDC obtained such advice as it deemed necessary from qualified professionals; or (d) any other terms of the Merger other than the fairness, from a financial point of view, to the Terra BDC Stockholders of the Merger consideration to be received pursuant to the Merger Agreement; or (v) opine as to the fairness of the amount or the nature of any compensation or consideration to any officers, directors, or employees of any of the Parties, or any class of such persons, relative to the compensation or consideration to the Terra BDC Stockholders in the Merger other than the Merger consideration.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Stanger advised the Terra BDC Special Committee that Stanger’s entire analysis must be considered as a whole and that selecting portions of Stanger’s analysis and the factors considered by Stanger, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying the opinion.

Compensation and Material Relationships. Stanger was paid a fee of $250,000 in connection with this fairness opinion engagement. Stanger served as financial advisor to the Terra BDC Special Committee in connection with the Merger, and Terra BDC paid Stanger $600,000 in connection with such engagement, inclusive of the fairness opinion fee. No fees payable to Stanger are contingent on the closing of the Merger. Stanger will also be reimbursed for certain out-of-pocket expenses, including legal fees, and will be indemnified against liabilities arising under any applicable federal or state law or otherwise related to or arising out of Stanger’s engagement or performance of its services to Terra BDC. The fee for this fairness opinion engagement was negotiated between the Terra BDC Special Committee and Stanger. Payment of the fairness opinion fee to Stanger is not dependent upon completion of the Merger or upon the findings of Stanger with respect to fairness. During the past three years, Terra BDC and TPT paid Stanger an aggregate of $231,000 and $0, respectively, for valuation services related to financial reporting requirements.

Directors and Management of the Combined Company After the Merger

Upon the Closing, the TPT Board will increase the number of directors comprising the TPT Board from three to six and cause each of the Terra BDC Designees to be elected to the TPT Board. Each of the Terra BDC Designees is currently a member of the Terra BDC Board. If a Terra BDC Designee is not able or willing to serve on the TPT Board as of the Effective Time, Terra BDC will select, within a reasonable period of time prior to the Effective Time, a replacement, and the TPT Board will elect such replacement as a member of the TPT Board as of the Effective Time. Each of the other members of the TPT Board immediately prior to the Closing will continue as members following the Closing.

Each of the executive officers of TPT immediately prior to the Closing will continue as an executive officer of the Combined Company following the Closing.

Interests of Terra BDC’s and TPT’s Directors and Executive Officers in the Merger

In considering the recommendation of the Terra BDC Board to approve the Merger, the Terra BDC Charter Amendment and the BDC Election Withdrawal, Terra BDC Stockholders should be aware that the directors and executive officers of Terra BDC and TPT have certain interests in the Merger and the other transactions contemplated by the Merger Agreement that may be different from, or in addition to, the interests of Terra BDC Stockholders generally and that may present actual or potential conflicts of interests. The Terra BDC Special Committee and Terra BDC Board were aware of these interests and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement, the Terra BDC Charter Amendment, the BDC Election Withdrawal, the Merger and the other transactions contemplated by the Merger Agreement.

Affiliation of Terra BDC and TPT

Terra BDC and TPT are affiliated entities under common management. Vikram S. Uppal serves as the Chairman of the Board and Chief Executive Officer of both Terra BDC and TPT. Gregory M. Pinkus serves as the Chief Operating Officer and Chief Financial Officer of both Terra BDC and TPT, and Daniel J. Cooperman serves as the Chief Originations of both Terra BDC and TPT. Mr. Uppal is a direct and indirect stockholder in both Terra BDC and TPT.

Directors and Officers of the Combined Company

Pursuant to the Merger Agreement, the Terra BDC Designees, all of whom are current members of the Terra BDC Board, will be elected to the TPT Board upon consummation of the Merger. Each of the other members of the TPT Board immediately prior to the Closing will continue as members of the board of directors of the Combined Company following the Closing. In addition, each of the executive officers of TPT immediately prior to the Closing will continue as an executive officer of the Combined Company following the Closing.

TPT Advisory Agreement

Following the Closing, TPT will continue to be managed by the TPT Advisor under the terms of the TPT Advisory Agreement. Pursuant to the TPT Advisory Agreement, the TPT Advisor provides certain management services to TPT, subject to oversight by the TPT Board. In exchange for its services, TPT pays the TPT Advisor various fees, including asset management fees and assets servicing fees, as well as reimburses the TPT Advisor for certain expenses incurred by it and its affiliates in rendering management services to TPT. TPT Advisor is a subsidiary of Terra Capital Partners, a company indirectly owned and controlled by Mr. Uppal.

Pursuant to the TPT Advisory Agreement, TPT pays TPT Advisor (i) a monthly asset management fee at an annual rate equal to 1.0% of TPT’s aggregate funds under management (including the amount of any debt incurred or assumed to finance any asset and related closing costs and expenses), as well as cash then held by TPT, and (ii) a monthly asset servicing fee at an annual rate equal to 0.25% of the aggregate gross origination price for each of TPT’s assets (including the amount of any debt incurred or assumed to finance any asset, and related closing costs and expenses). The amount of such asset management and asset servicing fees payable to the TPT Advisor will increase following the Closing due to TPT’s acquisition of Terra BDC’s assets in the Merger.

The TPT Advisory Agreement was negotiated between related parties and the terms, including fees and other amounts payable, may not be as favorable to TPT as if they had been negotiated with an unaffiliated third party.

Indemnification and Insurance

The Merger Agreement provides that, subject to certain terms and conditions, during the period commencing as of the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, TPT will indemnify and hold harmless the current or former managers, directors, officers, partners, members, trustees, employees, agents, fiduciaries or other individuals of Terra BDC or any of Terra BDC’s subsidiaries, in each case to the fullest extent permitted as of the Effective Time by TPT’s governing documents.

Regulatory Approvals Required for the Merger

TPT is not aware of any material federal or state regulatory requirements that must be complied with, or approvals that must be obtained, in connection with the Merger or the other transactions contemplated by the Merger Agreement.

Accounting Treatment

TPT and Terra BDC prepare their respective financial statements in accordance with generally accepted accounting principles in the United States. The Merger will be accounted for using the acquisition method of accounting, with TPT being treated as the accounting acquirer. In identifying TPT as the acquiring entity for accounting purposes, TPT and Terra BDC took into account a number of factors, including the relative size of the merging companies, which entity issues additional shares in conjunction with the Merger, the relative voting interests of the respective stockholders after consummation of the Merger, and the composition of the board of directors and senior management of the Combined Company after consummation of the Merger.

TPT, as the acquirer, will account for the Merger as an asset acquisition and all direct acquisition-related costs will be capitalized to the total cost of the assets acquired and liabilities assumed. Total cost will be allocated to the assets acquired and liabilities assumed on a relative fair value basis.

No Appraisal Rights

No parties will be entitled to appraisal rights in connection with the Merger or the other transactions contemplated by the Merger Agreement.

Conversion of Shares in the Merger

Terra BDC has appointed Mediant to act as the Exchange Agent for the Terra BDC Stockholders in connection with the Merger.

Prior to the Effective Time, TPT will deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Terra BDC Stockholders and for issuance to the Terra BDC Stockholders in accordance with the Merger Agreement through the Exchange Agent, the number of shares of TPT Class B Common Stock issuable to the Terra BDC Stockholders pursuant to the Merger Agreement. TPT will also deposit with the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to the Merger Agreement and to make cash payments in lieu of fractional shares of TPT Class B Common Stock pursuant to the Merger Agreement.

As soon as practicable after the Effective Time, but in no event more than two business days thereafter, TPT will cause the Exchange Agent to mail or otherwise deliver a letter of transmittal (in customary form as prepared by TPT and reasonably acceptable to Terra BDC) to each Terra BDC Stockholder. The letter of transmittal will advise the Terra BDC Stockholders that delivery will be effected, and risk of loss and title to the shares of Terra BDC Common Stock will pass, upon proper delivery of the certificates representing shares of Terra BDC Common Stock (or affidavit of loss in lieu of the certificate) to the Exchange Agent, or in the case of uncertificated shares of Terra BDC Common Stock, upon adherence to the procedures set forth in the letter of transmittal, and will provide instructions for use in effecting the surrender of the certificates, or in the case of uncertificated shares of Terra BDC Common Stock, the surrender of such shares of Terra BDC Common Stock, in exchange for payment of the applicable Merger consideration pursuant to the Merger Agreement.

Upon surrender to the Exchange Agent of a certificate representing shares of Terra BDC Common Stock or uncertificated shares of Terra BDC Common Stock, together with the letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such certificate or uncertificated shares of Terra BDC Common Stock will be entitled to receive in exchange therefor (i) the applicable Merger consideration pursuant to the Merger Agreement (which shares of TPT Class B Common Stock will be in uncertificated book-entry form) and (ii) a check in the amount equal to the cash payable in lieu of any fractional shares of TPT Class B Common Stock and dividends and other distributions in respect of the TPT Class B Common Stock to be issued or paid pursuant to the Merger Agreement. Surrendered certificates will be cancelled and no interest will be paid or accrue on the applicable Merger consideration.

TPT stockholders need not take any action with respect to their share certificates or book-entry shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is based upon the Code, final and temporary U.S. Treasury regulations promulgated under the Code, referred to as the Treasury Regulations, rulings and other administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings), and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. This discussion does not address any U.S. federal taxes other than income taxes or state, local or non-U.S. taxes. This discussion is limited to holders that hold their Terra BDC Common Stock or, after the Effective Time, TPT Class B Common Stock as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the alternative minimum tax or the tax on net investment income, and all references to non-corporate tax rates (including maximum non-corporate tax rates) are exclusive of any tax on net investment income, if applicable. In addition, this discussion does not address U.S. federal income tax considerations applicable to holders that are subject to special treatment under U.S. federal income tax law, including, without limitation, for example:

•	financial institutions;

•	S corporations, partnerships or other entities treated as partnerships for U.S. federal income tax purposes, or other pass-through entities (and investors therein);

•	persons acting as nominees or otherwise not as beneficial owners;

•	insurance companies;

•	broker-dealers;

•	except to the extent described in “—Taxation of Tax-Exempt Stockholders,” tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark to market method of accounting;

•

persons that hold TPT Class B Common Stock or Terra BDC Common Stock as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated transaction for U.S. federal income tax purposes;

•	regulated investment companies;

•	REITs;

•	U.S. expatriates, former citizens or long-term residents of the United States;

•	governmental organizations;

•	holders who actually or constructively own or have owned more than 5% of Terra BDC Common Stock or TPT Class B Common Stock;

•	U.S. holders whose “functional currency” is not the U.S. dollar;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax; and

•	persons who acquired their TPT Class B Common Stock or Terra BDC Common Stock through the exercise of stock options or otherwise in connection with compensation.

For purposes of this discussion, a “U.S. holder” means a beneficial owner of TPT Class B Common Stock or Terra BDC Common Stock that is:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (A) is subject to the primary supervision of a court within the United States and the authority of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) to control all substantial decisions of the trust or (B) has a valid election in place under the Treasury Regulations to be treated as a United States person.

A “non-U.S. holder” is any beneficial owner of TPT Class B Common Stock or Terra BDC Common Stock other than a partnership or U.S. holder.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Terra BDC Common Stock (or, following the Merger, TPT Class B Common Stock), the tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partnership level. Any such partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, and the partners in such partnership (as determined for U.S. federal income tax purposes), should consult their tax advisors regarding the U.S. federal income tax consequences to them of the Merger and the ownership and disposition of TPT Class B Common Stock received pursuant to the Merger.

This discussion of material U.S. federal income tax considerations is not binding on the IRS. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any described herein.

THE U.S. FEDERAL INCOME TAX RULES APPLICABLE TO THE MERGER, TO HOLDING AND DISPOSING OF TPT COMMON STOCK, AND TO REITS GENERALLY ARE HIGHLY TECHNICAL AND COMPLEX. HOLDERS OF TERRA BDC COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, THE OWNERSHIP OF TPT COMMON STOCK RECEIVED PURSUANT TO THE MERGER, AND TPT’S QUALIFICATION AS A REIT, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS, AND POTENTIAL CHANGES IN APPLICABLE TAX LAWS, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Material U.S. Federal Income Tax Consequences of the Merger

Tax Consequences of the Merger

It is a condition to the completion of the Merger that TPT and Terra BDC receive opinions from Venable LLP and Alston & Bird LLP, respectively, to the effect that, for U.S. federal income tax purposes, the REIT Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Such opinions will be subject to customary exceptions, assumptions and qualifications, and will be based on representations made by TPT and Terra BDC regarding factual matters and covenants undertaken by TPT and Terra BDC. If any assumption or representation is inaccurate in any way, or any covenant is not complied with, the tax consequences of the Merger could differ from those described in the tax opinions and in this discussion. These tax opinions represent the legal judgment of counsel rendering the opinion and are not binding on the IRS or the courts. No ruling from the IRS has been or is expected to be requested in connection with the Merger, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the conclusions set forth in the tax opinions. The balance of this discussion assumes, unless indicated otherwise, that the REIT Merger will qualify as a reorganization.

Provided the REIT Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences of the Merger will be as follows:

•	TPT will not recognize any gain or loss as a result of the Merger.

•

A U.S. holder of Terra BDC Common Stock will not recognize any gain or loss upon receipt of TPT Class B Common Stock in exchange for its Terra BDC Common Stock in connection with the Merger, except with respect to the cash received in lieu of fractional shares of TPT Class B Common Stock, as discussed below.

•

A U.S. holder of Terra BDC Common Stock will have an aggregate tax basis in the TPT Class B Common Stock it receives in the Merger equal to the U.S. holder’s aggregate tax basis in its Terra BDC Common Stock surrendered pursuant to the Merger, reduced by the portion of the U.S. holder’s tax basis in its Terra BDC Common Stock surrendered in the Merger that is allocable to a fractional share of TPT Class B Common Stock deemed received as described below.

•

The holding period of the TPT Class B Common Stock received by a U.S. holder in connection with the Merger (including any fractional share of TPT Class B Common Stock deemed received as described below) will include the holding period of the Terra BDC Common Stock surrendered in connection with the Merger.

•

If a U.S. holder acquired any of its Terra BDC Common Stock at different prices or at different times, Treasury Regulations provide guidance on how such U.S. holder may allocate its tax basis to, and determine its holding period of, TPT Class B Common Stock received in the Merger. U.S. holders that hold multiple blocks of Terra BDC Common Stock should consult their tax advisors regarding the proper allocation of their basis among, and determination of their holding period of, TPT Class B Common Stock received in the Merger under these Treasury Regulations.

•

Any cash received by a U.S. holder in lieu of fractional shares of TPT Class B Common Stock in the Merger will be treated as if such fractional share had been issued in connection with the Merger and then redeemed by TPT, and such U.S. holder generally will recognize capital gain or loss with respect to such cash payment, measured by the difference, if any, between the amount of cash received and the U.S. holder’s tax basis in such fractional share. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in respect of such fractional share is greater than one year. Non-corporate U.S. holders are generally subject to tax on long-term capital gains at reduced rates under current law. The deductibility of capital losses is subject to limitations.

•

A non-U.S. holder generally will not recognize gain or loss upon receipt of TPT Class B Common Stock in exchange for its Terra BDC Common Stock in connection with the Merger, except with respect to any cash in lieu of fractional shares of TPT Class B Common Stock such holder received. Any gain recognized by a non-U.S. holder on the receipt of any cash in lieu of any fractional shares of TPT Class B Common Stock pursuant to the Merger generally will not be subject to U.S. federal income tax unless either (i) the gain is “effectively connected” with a U.S. trade or business of such non-U.S. holder (and, if required by an applicable income tax treaty, is also attributable to a permanent establishment in the United States maintained by such non-U.S. holder), in which case the non-U.S. holder generally will be subject to tax on such gain in the same manner as a U.S. holder and, if the non-U.S. holder is a foreign corporation, such corporation may be subject to branch profits tax at the rate of 30% (or such lower rate as may be specified by an applicable income tax treaty); or (ii) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the Merger and certain other conditions are met, in which case the non-U.S. holder generally will be subject to a 30% tax on the non-U.S. holder’s net gain realized in the Merger, which may be offset by U.S. source capital losses of the non-U.S. holder, if any.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to any cash received in lieu of fractional shares of TPT Class B Common Stock pursuant to the Merger. Certain holders of Terra BDC Common Stock may be subject to backup withholding of U.S. federal income tax with respect to any cash received in lieu of fractional shares of TPT Class B Common Stock pursuant to the Merger. Backup withholding generally will not apply, however, to a holder of Terra BDC Common Stock that (i) furnishes a correct taxpayer identification number on IRS Form W-9, (ii) provides a properly completed IRS Form W8BEN or W-8BEN-E, or (iii) is otherwise exempt from backup withholding and provides appropriate proof of the applicable exemption. Backup withholding is not an additional tax, and any amounts withheld will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, if any, provided that the holder timely furnishes the required information to the IRS. Holders of Terra BDC Common Stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Taxation of TPT as a REIT

TPT has been organized and will operate in a manner intended to allow it to qualify for taxation as a REIT under the Code. TPT elected to be taxed as a REIT for federal income tax purposes commencing with its taxable year ending December 31, 2016. Furthermore, TPT intends to operate in such a manner as to qualify for taxation as a REIT under the applicable provisions of the Code so long as its board of directors determines that REIT qualification remains in its best interest.

In connection with this Merger, Alston & Bird LLP will render an opinion that TPT has been organized and operated in conformity with the requirements under the Code for qualification as a REIT, and TPT’s current and proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT. Investors should be aware that the opinion of Alston & Bird LLP is based upon customary assumptions, is conditioned upon certain representations made by TPT as to factual matters, including representations regarding the nature of its assets, income, organizational documents, stockholder ownership, and the present and future conduct of its business. In addition, the opinion of Alston & Bird LLP is based on U.S. federal income tax law governing qualification as a REIT in effect as of the date thereof, which is subject to change either prospectively or retroactively. Moreover, TPT’s qualification and taxation as a REIT, respectively, depends upon its ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the Code. Those qualification tests involve the percentage of income that TPT earns from specified sources, the percentage of TPT’s assets that falls within specified categories, the diversity of the ownership of TPT’s shares, and the percentage of TPT’s taxable income that TPT distributes. TPT’s ability to qualify will also depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which TPT invests. The characterization for federal income tax purposes of some of the assets in which TPT invests directly or indirectly may not be clear and the fair market values of some of its investments may not be susceptible to a precise determination. Alston & Bird LLP will not review TPT’s compliance with those tests on a continuing basis. Accordingly, no assurance can be given that TPT’s actual results of operations for any particular taxable year will satisfy such requirements. TPT has not received, and does not intend to seek, any rulings from the IRS regarding TPT status as a REIT or TPT’s satisfaction of any of the REIT qualification requirements. Alston & Bird LLP’s opinion is not binding on the IRS or the courts. The IRS may challenge TPT’s status as a REIT, and a court could sustain any such challenge. In addition, Alston & Bird’s opinion does not foreclose the possibility that TPT may have to utilize one or more of the REIT savings provisions discussed below, which could require the payment of an excise or penalty tax (which could be significant in amount) in order to maintain TPT’s REIT qualification. For a discussion of the tax consequences of TPT’s failure to qualify as a REIT, see “-Failure to Qualify.”

The sections of the Code and the corresponding regulations that govern the U.S. federal income tax treatment of a REIT and its stockholders are highly technical and complex. The following discussion is qualified in its entirety by the applicable Code provisions, Treasury regulations promulgated thereunder and IRS administrative interpretations thereof.

Taxation of REITs in General

As indicated above, TPT’s qualification and taxation as a REIT depend upon its respective ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “- Requirements for Qualification as a REIT.” While TPT intend to operate so that it qualifies as a REIT, no assurance can be given that the IRS will not challenge its qualification, or that it will be able to operate in accordance with the REIT requirements in the future. See “- Failure to Qualify.”

Provided that TPT qualifies as a REIT, TPT generally will be entitled to a deduction for dividends that it pays and therefore will not be subject to U.S. federal corporate income tax on its taxable income that is currently distributed to its stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from an investment in a C corporation (i.e., a corporation generally subject to U.S. federal corporate income tax). Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. In general, the income that TPT generates, to the extent distributed to TPT’s stockholders as a dividend, is taxed only at the stock-holder level.

If TPT qualifies as a REIT, it will nonetheless be subject to U.S. federal tax in the following circumstances:

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TPT will pay U.S. federal income tax on its taxable income, including undistributed net capital gains, that it does not distribute to stockholders during, or within a specified time after, the calendar year in which the income is earned.

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If TPT has net income from “prohibited transactions,” which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, unless TPT qualifies for a safe harbor exception, such income will be subject to a 100% tax.

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If TPT elects to treat property that it acquires in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property,” (a) TPT may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (b) any income from such property will be treated as qualifying for purposes of the REIT gross income tests discussed below, but the income from the sale or operation of the property that would not otherwise be qualifying income for purposes of the REIT gross income tests would be subject to U.S. corporate income tax at the highest corporate income tax rate in effect at the time of the sale.

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If TPT fails to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain its qualification as a REIT because other requirements are met, TPT will be subject to a 100% tax on the greater of the amount by which TPT fails the 75% gross income test or the 95% gross income test, multiplied in either case by a fraction intended to reflect TPT’s profit-ability.

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If TPT fails to satisfy the asset tests (other than a de minimis failure of the 5% asset test or the 10% vote or value test, as described below under “- Asset Tests”) but nevertheless maintain its qualification as a REIT because other requirements are met, TPT will pay a tax equal to the greater of $50,000 or the net income from the nonqualifying assets during the period in which TPT failed to satisfy such asset tests multiplied by the highest corporate income tax rate.

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If TPT fails to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and the failure was due to reasonable cause and not to willful neglect, TPT will be required to pay a penalty of $50,000 or more in certain cases for each such failure.

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TPT may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet recordkeeping requirements intended to monitor its compliance with rules relating to the composition of a REIT’s stockholders, as described below in “- Requirements for Qualification as a REIT.”

•	If TPT fails to distribute during each calendar year at least the sum of:

•	85% of its ordinary income for such calendar year;

•	95% of its capital gain net income for such calendar year; and

•	any undistributed taxable income from prior taxable years,

TPT will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount it actually distributed, plus any retained amounts on which it paid corporate income tax.

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If TPT elects to retain and pay income tax on TPT’s net long-term capital gain, a U.S. holder would include its proportionate share of TPT’s undistributed long-term capital gain (to the extent TPT makes a timely designation of such gain to the stockholder) in its income and would receive a credit or a refund for its proportionate share of the tax it paid.

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TPT will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions,” “excess interest” or “redetermined TRS service income” resulting from non-arm’s length transactions involving its TRSs.

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If TPT acquires any assets in a carry-over basis transaction from a non-REIT C corporation that does not elect to recognize its built-in gain in such assets, i.e., the excess of the fair market value of such assets over the adjusted basis of such assets at the time it acquires such assets, TPT would be subject to tax at the highest regular corporate income tax rate on the built-in gain if it disposes of that built-in gain as-set during the five-year period following its acquisition.

In addition, notwithstanding TPT’s status as a REIT, it may also have to pay certain state and local income taxes. Moreover, as further described below, any domestic TRS in which TPT owns an interest will be subject to U.S. federal corporate income tax on its net income.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

(4)	that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)

of which not more than 50% in value of the outstanding shares are owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) after applying certain attribution rules;

(7)	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year, which has not been terminated or revoked; and

(8)	that meets other tests described below regarding its gross income, assets and distributions.

Conditions (1) through (4), inclusive, must be met during the entire taxable year. Condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Condition (6) must be met during the last half of each taxable year. Neither condition (5) nor condition (6) applies to the first taxable year for which an election to be taxed as a REIT is made. TPT believes that it will maintain sufficient diversity of ownership to allow it to satisfy conditions (5) and (6) above.

If TPT complies with regulatory rules pursuant to which it is required to send annual letters to holders of its stock requesting information regarding the actual ownership of TPT’s stock (as discussed below), and TPT does not know, or exercising reasonable diligence would not have known, whether it failed to meet requirement (6) above, TPT will be treated as having met the requirement.

To monitor compliance with the share ownership requirements, TPT generally is required to maintain records regarding the actual ownership of its stock. To do so, TPT must demand written statements each year from the record holders of specified percentages of its stock pursuant to which the record holders must disclose the actual owners of the stock (i.e., the persons required to include TPT’s dividends in their gross income). TPT must maintain a list of those persons failing or refusing to comply with this demand as part of its records. TPT could be subject to monetary penalties if it fails to comply with these record-keeping requirements. If a stockholder fails or refuse to comply with the demands, the stockholder will be required by Treasury regulations to submit a statement with his or her tax return disclosing his or her actual ownership of TPT’s shares and other information. In addition, TPT must satisfy all relevant filing and other administrative requirements established by the IRS to elect and maintain REIT status, use a calendar year for U.S. federal income tax purposes, and comply with the record-keeping requirements of the Code and Treasury regulations promulgated thereunder.

Ownership of Partnership Interests

In the case of a REIT that is a partner in an entity that is treated as a partnership for U.S. federal income tax purposes (for purposes of this discussion, references to “partnership” include a limited liability company or other entity treated as a partnership for U.S. federal income tax purposes, and references to a partner include a member in such limited liability company or other entity), Treasury regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets for purposes of the asset tests described below and to earn its proportionate share of the partnership’s gross income for purposes of the gross income tests described below, based on its pro rata share of capital interests in the partnership. However, solely for purposes of the 10% value test described below (see “- Asset Tests”), the determination of a REIT’s interest in a partnership’s assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Code. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, TPT’s proportionate share of the assets and items of income of partnerships in which it owns an equity interest is treated as TPT’s assets and items of gross income for purposes of applying the REIT requirements described below. Consequently, to the extent that TPT directly or indirectly holds a preferred equity interest (that is treated as equity for U.S. federal income tax purposes) or other equity interest in a partnership, the partnership’s assets and operations may affect TPT’s ability to qualify as a REIT, even if TPT have no control or only limited influence over the partnership. Part of TPT’s investment strategy involves investments in preferred limited liability company membership interests or partnership interests that own commercial real estate. There is no specific guidance addressing the treatment of preferred equity investments as debt or equity for federal income tax purposes. TPT holds preferred equity investments and treat them as loans secured by real property for U.S. federal income tax purposes, which are qualifying assets for purposes of the REIT asset tests and produce qualifying income for purposes of the REIT gross income tests. If TPT’s preferred equity investments are treated as partnership interests for U.S. federal income tax purposes, rather than as loans, TPT will be treated as owning its share of the assets held by the limited liability company or partnership that issued the preferred equity interest and TPT will be treated as receiving TPT’s proportionate share of the income of that entity. If that limited liability company or partnership owns nonqualifying assets or earns nonqualifying income, TPT may not be able to satisfy all of the REIT gross income and asset tests. Even if the IRS were to respect TPT’s preferred equity investments as loans, if the IRS did not treat such loans as secured by a mortgage on real property (which, in form, is not the case), such loans would not be qualifying assets for purposes of the 75% asset test and would violate the 10% value test, and interest thereon would not be qualifying income for purposes of the 75% gross income test. If TPT is unable to maintain its qualification as a REIT for U.S. federal income tax purposes, TPT will be subject to corporate-level income tax, and your investment in us would be adversely impacted.

Under the Bipartisan Budget Act of 2015, liability is imposed on the partnership (rather than its partners) for adjustments to reported partnership taxable income resulting from audits or other tax proceedings. The liability can include an imputed underpayment of tax, calculated by using the highest marginal U.S. federal income tax rate, as well as interest and penalties on such imputed underpayment of tax. Using certain rules, partnerships may be able to transfer these liabilities to their partners. In the event any adjustments are imposed by the IRS on the taxable income reported by any partnership in which TPT owns an interest, TPT intends to utilize certain rules to the extent possible to allow it to transfer any liability with respect to such adjustments to the partners of the partnership who should properly bear such liability. However, there is no assurance that TPT will qualify under those rules or that TPT will have the authority to use those rules under the operating agreements for certain of the partnerships in which TPT holds interests.

Disregarded Subsidiaries

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary is disregarded for U.S. federal income tax purposes. A qualified REIT subsidiary is a corporation or other entity that otherwise would be treated as a corporation for U.S. federal income tax purposes, other than a TRS, all of the stock of which is owned directly or indirectly by the REIT. Other entities that are wholly owned by us, including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests. All assets, liabilities and items of income, deduction and credit of qualified REIT subsidiaries and disregarded subsidiaries will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of TPT is not subject to U.S. federal corporate income taxation, although it may be subject to state and local taxation in some states.

In the event that a qualified REIT subsidiary or a disregarded subsidiary ceases to be wholly owned by TPT (for example, if any equity interest in the subsidiary is acquired by a person other than TPT or another disregarded subsidiary of TPT), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect TPT’s ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “- Asset Tests” and “- Gross Income Tests.”

Taxable REIT Subsidiaries

A “taxable REIT subsidiary” or “TRS” is an entity that is taxable as a corporation in which TPT directly or indirectly own stock and that elects with TPT to be treated as a TRS. The separate existence of a TRS is not ignored for U.S. federal income tax purposes. Accordingly, a domestic TRS generally is subject to U.S. federal corporate income tax on its earnings, which may reduce the cash flow that TPT and its subsidiaries generate in the aggregate and may reduce TPT’s ability to make distributions to its stockholders. In addition, if a TRS owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a TRS. However, an entity will not qualify as a TRS if it directly or indirectly operates or manages a lodging or health care facility or, generally, provides to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated. TPT generally may not own more than 10%, as measured by voting power or value, of the securities of a corporation that is not a qualified REIT subsidiary unless TPT and such corporation elect to treat such corporation as a TRS. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

Assets owned, and income earned, by a TRS are not attributed to the REIT for purposes of the gross income and asset tests. Rather, the stock issued by a TRS to TPT is an asset in TPT’s hands for purposes of the REIT asset tests, and dividends paid to TPT from such TRS, if any, are gross income for purposes of TPT’s gross income tests. Because a REIT does not include the assets and income of such subsidiary corporations in determining the REIT’s compliance with the REIT requirements, such entities may be used by the REIT to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries or render commercially unfeasible (for example, activities that give rise to certain categories of income such as non-qualifying hedging income or inventory sales, such as sales of participation interests in loans which TPT has originated). TPT may hold a significant number of assets in one or more TRSs, subject to the 20%. To the extent that TPT acquires loans with an intention of selling such loans in a manner that might expose TPT to a 100% tax on “prohibited transactions,” such loans will be acquired by a TRS. If dividends are paid to us by one or more domestic TRSs TPT owns, then a portion of the dividends that TPT distributes to stockholders who are taxed at individual rates generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income rates. See “- Taxation of Taxable U.S. Stockholders” and “- Annual Distribution Requirements.”

If TPT has any TRSs, it will be required to pay a 100% tax on any redetermined rents, redetermined deductions, excess interest and redetermined TRS service income. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by TPT’s TRS. Redetermined deductions and excess interest generally represent amounts that are deducted by a TRS for amounts paid to TPT that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. Redetermined TRS service income generally means the additional gross income a TRS would recognize if it were paid an arm’s length fee for services provided to, or on behalf of, TPT. TPT monitors its transactions with its subsidiaries that are treated as TRSs in an effort to ensure that TPT will not become subject to this excise tax; however, TPT cannot assure you that it will be successful in avoiding this excise tax.

Gross Income Tests

To qualify as a REIT, TPT must satisfy two gross income requirements, each of which is applied on an annual basis. First, at least 75% of TPT’s gross income, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, for each taxable year generally must be derived directly or indirectly from:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, stock in other REITs;

•	gain from the sale of real property or mortgage loans;

•	abatements and refunds of taxes on real property;

•	income and gain derived from foreclosure property (as described below);

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amounts (other than amounts the determination of which depends in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (i) to make loans secured by mortgages on real property or on interests in real property or (ii) to purchase or lease real property (including interests in real property and interests in mortgages on real property); and

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interest or dividend income from investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following TPT’s receipt of new capital that TPT raises through equity offerings or public offerings of debt obligations with at least a five-year term.

Second, at least 95% of TPT’s gross income, excluding gross income from prohibited transactions and certain hedging transactions, for each taxable year must be derived from sources that qualify for purposes of the

75% gross income test, and from (i) dividends, (ii) interest (including interest income from debt instruments issued by publicly offered REITs) and (iii) gain from the sale or disposition of stock or securities, that need not have any relation to real property (including gain from the sale or other disposition of debt instruments issued by publicly offered REITs).

If TPT fails to satisfy one or both of the 75% and 95% gross income tests for any taxable year, TPT may nevertheless qualify as a REIT for that year if its failure to meet the tests is due to reasonable cause and not due to willful neglect, and TPT attaches a schedule of the sources of its income to its U.S. federal income tax return. It is not possible, however, to state whether in all circumstances TPT would be entitled to the benefit of these relief provisions. For example, if TPT fails to satisfy the gross income tests because nonqualifying income that TPT intentionally recognizes exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances, TPT will fail to qualify as a REIT. Even if these relief provisions apply, a penalty tax would be imposed based on the amount of nonqualifying income. See “- Taxation of REITs in General.”

Gross income from a prohibited transaction, i.e., a sale of property that TPT holds primarily for sale to customers in the ordinary course of business and that does not satisfy a safe harbor under the Code, is excluded from both the numerator and the denominator in both gross income tests. In addition, certain hedging income and foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. TPT will monitor the amount of its nonqualifying income, and TPT intends to manage its portfolio to comply at all times with the gross income tests, but TPT cannot assure you that it will be successful in this effort. The following paragraphs discuss some of the specific applications of the gross income tests to TPT.

Dividends

It is possible that TPT may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. TPT’s dividend income from the ownership of stock in any corporation (other than any REIT), including any TRS, will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Dividends that TPT receives from any REITs in which TPT owns stock and its gain on the sale of the stock in those REITs will be qualifying income for purposes of both gross income tests. However, if a REIT in which TPT owns stock fails to qualify as a REIT in any year, its income from such REIT would be qualifying income for purposes of the 95% gross income test but not the 75% gross income test.

Interest

Interest income, including, to the extent applicable, original issue discount and market discount (discussed below), constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation is secured by a mortgage on real property. If TPT receives interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that TPT acquired or originated the mortgage loan, then, subject to the exception described below, the interest income will be apportioned between the real property and the other property, and TPT’s income from the loan will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. If a loan is secured by both real property and personal property and the fair market value of the personal property does not exceed 15% of the fair market value of all real and personal property securing the loan, the loan is treated as secured solely by the real property for purposes of these rules. Even if a loan is not secured by real property or is under secured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

The interest apportionment rules under Treasury Regulation Section 1.856-5(c) provide that, if a mortgage is secured by both real property and other property, a REIT is required to apportion its annual interest income to the real property security based on a fraction, the numerator of which is the value of the real property securing the loan, determined when the REIT commits to acquire the loan, and the denominator of which is the highest “principal amount” of the loan during the year. As described above, for purposes of these rules, a loan that is secured by both real property and personal property is treated as secured solely by the real property if the fair market value of the personal property does not exceed 15% of the fair market value of all real and personal property securing the loan.

Certain loans that TPT holds may be secured by both real property and other property. Accordingly, to the extent the face amount of such a loan exceeds the value of the real property securing such loan (including personal property, the fair market value of which does not exceed 15% of the fair market value of all real and personal property securing the loan), the interest apportionment rules described above may apply to such loans. Thus, depending upon the value of the real property securing the mortgage loans and their face amount, and the other sources of gross income earned by TPT, it may fail to meet the 75% gross income test.

In addition, although TPT will endeavor to accurately determine the values of the real property securing its loans at the time it acquires or commits to acquire such loans, such values may not be susceptible to a precise determination and will be determined based on the information available to us at such time. If the Internal Revenue Service were to successfully challenge TPT’s valuations and such revaluations resulted in a higher portion of its interest income being apportioned to property other than real property, TPT could fail to meet the 75% gross income test. If TPT does not meet this test, it could potentially lose its qualification or be required to pay a penalty tax to the Internal Revenue Service.

To the extent that TPT derives interest income from a loan where all or a portion of the amount of interest payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales and not the net income or profits of any person. This limitation does not apply, however, to a mortgage loan where the borrower derives substantially all of its income from the property from the leasing of substantially all of its interest in the property to tenants, to the extent that the rental income derived by the borrower would qualify as rents from real property had it been earned directly by TPT.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan, income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests, provided that the property is not inventory or dealer property in the hands of the borrower.

Among the assets TPT holds are certain mezzanine loans and preferred equity investments (which it treats as mezzanine loans for U.S. federal income tax purposes). Mezzanine loans are loans secured by equity interests in a pass-through entity that directly or indirectly owns real property, rather than a direct mortgage on the real property. The Internal Revenue Service issued Revenue Procedure 2003-65, the Revenue Procedure, which provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the Internal Revenue Service as a real estate asset for purposes of the REIT asset tests described below, and interest derived from it will be treated as qualifying mortgage interest for purposes of the gross income tests described above. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. TPT owns, and may acquire in the future, certain mezzanine loans and preferred equity investments (which TPT treats as mezzanine loans for U.S. federal income tax purposes) that do not satisfy all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure. Consequently, there can be no assurance that the Internal Revenue Service will not successfully challenge the tax treatment of such mezzanine loans and preferred equity investments treated as mezzanine loans for U.S. federal income tax purposes as qualifying real estate assets. To the extent that such mezzanine loans do not qualify as real estate assets, the interest income from the loans will be qualifying income for purposes of the 95% gross income test, but will not be qualifying income for purposes of the 75% gross income test which could jeopardize TPT’s ability to qualify as a REIT.

In addition, there is limited case law and administrative guidance addressing whether certain preferred equity investments or mezzanine loans will be treated as equity or debt for U.S. federal income tax purposes. TPT’s Manager received an opinion of prior tax counsel regarding the treatment of one of TPT’s fixed return preferred equity investments and future similarly structured investments as debt for U.S. federal income tax purposes. TPT treats the mezzanine loan and preferred equity investments it currently holds as debt for U.S. federal income tax purposes and as qualified mezzanine loans, as discussed above. No private letter rulings will be obtained on the characterization of these investments for U.S. federal income tax purposes; therefore, no assurance can be given that the Internal Revenue Service will not successfully challenge the treatment of such investments as debt and as qualifying real estate assets. If one of TPT’s preferred equity investments or mezzanine loans were treated as equity for U.S. federal income tax purposes, TPT would be treated as owning a proportionate share of the assets and earning a proportionate share of the gross income of the pass-through entity that issued the relevant interest. Certain of these pass-through entities are engaged in activities that would cause us to be considered as earning non-qualifying income or holding non-qualifying assets such as the ownership and operation of hotel properties, which would likely cause TPT to fail to qualify as a REIT or, as discussed below, be required to pay a significant penalty tax to maintain TPT’s REIT qualification.

Fee Income

TPT may receive various fees in connection with its operations. The fees will be qualifying income for purposes of both the 75% and 95% gross income tests if they are received in consideration for entering into an agreement to make a loan secured by real property and the fees are not determined by income and profits. In addition, TPT also treats any origination fees it receives as a reduction in the principal balance of TPT’s loans, which it accrues over the life of the relevant loan under the original issue discount rules. See “-Phantom Income.” TPT treats any exit fees and other fees representing charges for the use or forbearance of money as additional interest. Other fees that are considered compensation for services or are otherwise not properly treated as interest for federal income tax purposes are not qualifying income for purposes of either gross income test. Any fees earned by a TRS will not be included for purposes of determining whether TPT has satisfied the gross income tests.

Hedging Transactions

TPT and its subsidiaries may enter into hedging transactions with respect to one or more of its assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Any income from a hedging transaction to manage risk of interest rate changes with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, by TPT to acquire or own real estate assets, or to hedge existing hedging positions after a portion of the hedged indebtedness or property is disposed of, which is clearly identified as such before the close of the day on which it was acquired, originated or entered into, including gain from the disposition of such a transaction, will be disregarded for purposes of the 75% and 95% gross income tests. There are also rules for disregarding income for purposes of the 75% and 95% gross income tests with respect to hedges of certain foreign currency risks. To the extent that TPT enters into other types of hedging transactions, the income from those transactions is likely to be treated as nonqualifying income for purposes of both of the 75% and 95% gross income tests. Moreover, to the extent that a position in a hedging transaction has positive value at any particular point in time, it may be treated as an asset that does not qualify for purposes of the asset tests described below. TPT intends to structure any hedging transactions in a manner that does not jeopardize its qualification as a REIT. No assurance can be given, however, that TPT’s hedging activities will not give rise to income or assets that do not qualify for purposes of the REIT tests or that TPT’s hedging will not adversely affect TPT’s ability to satisfy the REIT qualification requirements.

TPT may conduct some or all of its hedging activities through a TRS or other corporate entity, the income of which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries.

Phantom Income

Due to the nature of the assets in which it will invest, TPT may be required to recognize taxable income from certain assets in advance of its receipt of cash from, or proceeds from dispositions of such assets, and may be required to report taxable income that exceeds the economic income ultimately realized on such assets.

TPT may acquire debt instruments in the secondary market for less than their face amount. The amount of such discount generally will be treated as “market discount” for U.S. federal income tax purposes. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made, unless TPT elects to include accrued market discount in income as it accrues. Principal payments on certain debt instruments may be made monthly, and, consequently, accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If TPT collects less on the debt instrument than TPT’s purchase price plus the market discount it had previously reported as income, TPT may not be able to benefit from any offsetting loss deductions.

The terms of the debt instruments that TPT holds may be modified under certain circumstances. These modifications may be considered “significant modifications” for U.S. federal income tax purposes that give rise to a deemed debt-for-debt exchange upon which TPT may recognize taxable income or gain without a corresponding receipt of cash.

Some of the debt securities that TPT acquires may have been issued with original issue discount. In general, TPT will be required to accrue non-de minimis original issue discount based on the constant yield to maturity of such debt securities, and to treat it as taxable income in accordance with applicable U.S. federal income tax rules even though such yield may exceed cash payments, if any, received on such debt instrument.

In addition, in the event that any debt instruments or debt securities acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, TPT may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, TPT may be required to accrue interest income with respect to subordinated mortgage-backed securities at the stated rate regardless of whether corresponding cash payments are received.

Finally, TPT may be required under the terms of indebtedness that it incurs to use cash received from interest payments to make principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to TPT’s stockholders. Under the Tax Cuts and Jobs Act, TPT generally will be required to take certain amounts into income no later than the time they are reflected on certain financial statements.

As a result of each of these potential timing differences between income recognition or expense deduction and cash receipts or disbursements, there is a significant risk that TPT may have taxable income in excess of cash available for distribution. In that event, TPT may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. See “- Annual Distribution Requirements Applicable to REITs.”

Prohibited Transactions Tax

A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business, unless it qualifies for a safe harbor that prevents the sale or disposition to be treated as a prohibited transaction. Whether a REIT holds an asset primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, TPT intends to conduct TPT’s operations so that no asset that it owns (or are treated as owning) will be treated as, or as having been, held for sale to customers in the ordinary course of business. TPT cannot assure you that it will comply with certain safe harbor provisions in the Code that, if satisfied, will prevent covered sales from being treated as prohibited transactions or that it will avoid owning property that may be characterized as property that TPT holds primarily for sale to customers in the ordinary course of a trade or business. The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of such corporation at regular corporate income tax rates. TPT may from time to time infrequently sell participation interests in loans which it has originated; however, TPT does not expect to engage in a significant number of such sales or that such sales will generate significant gains, if any. To the extent that TPT were to sell loans or participations therein or hold any assets for sale that it believes could subject us to the prohibited transaction tax, it intends to hold such assets through a TRS.

Foreclosure Property

Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

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that is acquired by a REIT as the result of the REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor.

Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

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on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

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on which any construction takes place on the property, other than completion of a building or any other improvement, if more than 10% of the construction was completed before default became imminent; or

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which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business that is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

TPT will be subject to tax at the maximum corporate rate on any income from foreclosure property, including gain from the disposition of the foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, net income from foreclosure property, including gain from the sale of foreclosure property held for sale in the ordinary course of a trade or business, will qualify for purposes of the

75% and 95% gross income tests. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property.

Rents from Real Property

Although TPT generally does not expect to receive rents except in limited circumstances, rents received by a REIT will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions described below are met. These conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property leased and any services provided in connection with the property. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS, at least 90% of the property is leased to unrelated tenants, the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space and the rent is not attributable to an increase in rent due to a modification of a lease with a “controlled TRS” (i.e., a TRS in which TPT owns directly or indirectly more than 50% of the voting power or value of the stock). A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, or modified, if such modification increases the rents due under such lease. Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property. Finally, for rents to qualify as “rents from real property” for purposes of the gross income tests, a REIT is only allowed to provide services that are both usually or “customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant” of the property. Examples of these permitted services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. REITs may, however, render services to their tenants through an “independent contractor” who is adequately compensated and from whom the REIT does not derive any income if certain requirements are satisfied. A REIT may also own an interest in a TRS that provides services to tenants without tainting its rental income from the related properties.

Even if a REIT directly furnishes or renders services that are non-customary with respect to a property or rendered to the tenant, if the greater of (i) the amounts received or accrued, directly or indirectly, or deemed received by the REIT with respect to such services, or (ii) 150% of TPT’s direct cost in furnishing or rendering the services during a taxable year is not more than 1% of all amounts received or accrued, directly or indirectly, by the REIT with respect to the property during the same taxable year, then only the amounts with respect to such services are not treated as rent for purposes of the REIT gross income tests.

Failure to Satisfy the Gross Income Tests

TPT intends to monitor its sources of income, including any non-qualifying income received by it, and manage its assets so as to ensure its compliance with the gross income tests. TPT cannot assure you, however, that it will be able to satisfy the gross income tests. If TPT fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for the year if it is entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if TPT’s failure to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, TPT sets forth a description of each item of its gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury Regulation. It is not possible to state whether TPT would be entitled to the benefit of these relief provisions in all circumstances. For example, if the IRS were to determine that TPT failed the 95% gross income test because its preferred equity investments were equity investments, it is possible that the IRS would not consider its position taken with respect to such income, and accordingly TPT’s failure to satisfy the gross income test, to be due to reasonable cause and not due to willful neglect. If TPT fails to satisfy one or both of the gross income tests described above and these relief provisions are inapplicable to a particular set of, TPT will not qualify as a REIT. As discussed above under “- Taxation of REITs in General,” even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which TPT fails to satisfy the particular gross income test, which could be significant in amount.

Asset Tests

At the close of each quarter of TPT’s taxable year, TPT must satisfy the following tests relating to the nature of TPT’s assets.

•	At least 75% of the value of TPT’s total assets must be represented by the following:

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	interests in personal property that generates rents from real property;

•	stock in other REITs and debt instruments issued by publicly offered REITs;

•	cash and cash items (including certain receivables);

•	government securities;

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investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following TPT’s receipt of new capital that it raises through equity offerings or public offerings of debt obligations with at least a five-year term; and

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regular or residual interests in a REMIC; provided, however, if less than 95% of the assets of a REMIC consists of assets that are qualifying real estate-related assets under U.S. federal income tax laws, determined as if TPT held such assets directly, TPT will be treated as holding directly TPT’s proportionate share of the assets of such REMIC.

•	Not more than 25% of TPT’s total assets may be represented by securities, other than those in the 75% asset class described above.

•	Except for securities in TRSs and the securities in the 75% asset class described above, the value of any one issuer’s securities owned by TPT may not exceed 5% of the value of TPT’s total assets.

•	Except for securities in TRSs and the securities in the 75% asset class described above, TPT may not own more than 10% of any one issuer’s outstanding voting securities.

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Except for securities of TRSs and the securities in the 75% asset class described above, TPT may not own more than 10% of the total value of the outstanding securities of any one issuer, other than securities that qualify for the “straight debt” exception or other exceptions discussed below.

•	Not more than 20% of the value of TPT’s total assets may be represented by the securities of one or more TRSs.

•	Not more than 25% of the value of TPT’s total assets may be represented by “nonqualified publicly offered REIT debt instruments.”

A debt obligation secured by a mortgage on both real and personal property is treated as a real estate asset for purposes of the 75% asset test, and interest thereon is treated as interest on an obligation secured by real property, if the fair market value of the personal property does not exceed 15% of the fair market value of all property securing the debt even if the loan is not fully secured by real property. If the fair market value of personal property securing the debt exceeds 15% of the fair market value of all property securing the debt and the fair market value of the real property does not equal or exceed the “loan amount” at the time the REIT commits to make or acquire the loan, then a portion of such loan will not be a qualifying real estate asset.

Notwithstanding the general rule, as noted above, that for purposes of the REIT gross income and asset tests TPT are treated as owning TPT’s proportionate share of the underlying assets of a subsidiary partnership, if TPT holds indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (although such debt will not be treated as “securities” for purposes of the 10% value test, as explained below) unless such REIT is a publicly offered REIT, that is a REIT that is required to file annual and periodic reports with the SEC under the Exchange Act.

Securities, for purposes of the asset tests, may include debt TPT holds from other issuers. However, debt TPT holds in an issuer that does not qualify for purposes of the 75% asset test will not be taken into account for purposes of the 10% value test if the debt securities meet the straight debt safe harbor. Subject to certain exceptions, debt will meet the straight debt safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on the profits of any person, the borrower’s discretion or similar factors. In the case of an issuer that is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if TPT, and any of its “controlled taxable REIT subsidiaries” as defined in the Code, hold any securities of the corporate or partnership issuer that (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, in the case of a partnership issuer, its interest as a partner in the partnership).

In addition to straight debt, the Code provides that certain other securities will not violate the 10% asset test. Such securities include (i) any loan made to an individual or an estate, (ii) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (iii) any obligation to pay rents from real property, (iv) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (v) any security (including debt securities) issued by another REIT and (vi) any debt instrument issued by a partnership if the partnership’s income is of such a nature that the partnership would satisfy the 75% gross income test described above under “- Gross Income Tests.” In applying the 10% asset test, a debt security issued by a partnership (other than straight debt or any other excluded security) is not taken into account to the extent, if any, of the REIT’s proportionate interest as a partner in that partnership.

TPT may hold certain mezzanine loans that do not qualify for the safe harbor in Revenue Procedure 2003-65 discussed above pursuant to which certain loans secured by a first priority security interest in equity interests in a pass-through entity that directly or indirectly own real property will be treated as qualifying assets for purposes of the 75% real estate asset test and therefore not be subject to the 10% vote or value test. In addition, such mezzanine loans may not qualify as “straight debt” securities or for one of the other exclusions from the definition of “securities” for purposes of the 10% value test. TPT intends to make any such investments in such a manner as not to fail the asset tests described above, but there can be no assurance TPT will be successful in this regard.

TPT may hold certain participation interests in mortgage loans and mezzanine loans originated by other lenders. Such participation interests are interests in underlying loans created by virtue of participations or similar agreements to which the originators of the loans are parties, along with one or more participants. The borrower on the underlying loan is typically not a party to the participation agreement. The performance of this investment depends upon the performance of the underlying loan and, if the underlying borrower defaults, the participant typically has no recourse against the originator of the loan. The originator often retains a senior position in the underlying loan and grants junior participations which absorb losses first in the event of a default by the borrower. TPT generally expects to treat its participation interests in mortgage loans and mezzanine loans that qualify for the safe harbor under Revenue Procedure 2003-65 as qualifying real estate assets for purposes of the REIT asset tests and interest that TPT derives from such investments as qualifying mortgage interest for purposes of the 75% gross income test discussed above. The appropriate treatment of participation interests for U.S. federal income tax purposes is not entirely certain, however, and no assurance can be given that the IRS will not challenge TPT’s treatment of its participation interests. In the event of a determination that such participation interests do not qualify as real estate assets, or that the income that TPT derives from such participation interests does not qualify as mortgage interest for purposes of the REIT asset and income tests, TPT could be subject to a penalty tax, or could fail to qualify as a REIT.

Any stock that TPT holds or acquires in other REITs will be a qualifying asset for purposes of the 75% asset test. However, if a REIT in which TPT owns stock fails to qualify as a REIT in any year, the stock in such REIT will not be a qualifying asset for purposes of the 75% asset test. Instead, TPT would be subject to the second, third, fourth, and fifth asset tests described above with respect to TPT’s investment in such a disqualified REIT. TPT will also be subject to those asset tests with respect to its investments in any non-REIT C corporations for which TPT does not make a TRS election.

TPT has and may continue to enter into repurchase agreements under which TPT nominally sells certain of its assets to a counterparty and simultaneously enter into an agreement to repurchase the sold assets. TPT believes that it will be treated for U.S. federal income tax purposes as the owner of the assets that are the subject of any such agreements notwithstanding that TPT may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the Internal Revenue Service could assert that TPT did not own the assets during the term of the repurchase agreement, in which case TPT could fail to qualify as a REIT.

TPT will monitor the status of its assets for purposes of the various asset tests and will seek to manage its portfolio to comply at all times with such tests. There can be no assurances, however, that it will be successful in this effort. Independent appraisals may not have been obtained to support its conclusions as to the value of TPT’s total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that TPT’s interests in TPT’s subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. For example, if TPT failed to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause TPT to lose its REIT qualification if (i) TPT satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of its assets and the asset requirements was not wholly or partly caused by an acquisition of nonqualifying assets, but instead arose from changes in the relative market values of TPT’s assets. If the condition described in (ii) were not satisfied, TPT could nevertheless avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of the relief provisions described above.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000 and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Even if TPT did not qualify for the foregoing relief provisions, one additional provision allows a REIT that fails one or more of the asset requirements for a particular quarter to nevertheless maintain its REIT qualification if (i) the REIT provides the IRS with a description of each asset causing the failure, (ii) the failure is due to reasonable cause and not willful neglect, (iii) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (21%) and (iv) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

Annual Distribution Requirements Applicable to REITs

To qualify for taxation as a REIT, TPT generally must distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to:

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the sum of (i) 90% of its REIT taxable income, computed without regard to the dividends-paid deduction and its net capital gain and (ii) 90% of its net income after tax, if any, from foreclosure property; minus

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the excess of the sum of specified items of non-cash income (including original issue discount on its mortgage loans) over 5% of TPT’s REIT taxable income, computed without regard to the dividends-paid deduction and its net capital gain.

Distributions generally must be made during the taxable year to which they relate. Distributions may be made in the following year in two circumstances. First, if TPT declares a dividend in October, November or December of any year with a record date in one of these months and pay the dividend in January of the following year, such dividend will be treated as having been paid and received by its stockholders on December 31 of the year in which the dividend was declared. Second, distributions may be made in the following year if the dividends are declared before TPT timely file TPT’s tax return for the year and if made before the first regular dividend payment made after such declaration. These distributions are taxable to TPT’s stockholders in the year in which paid, even though the distributions relate to its prior taxable year for purposes of the 90% distribution requirement. To the extent that TPT does not distribute all of its net capital gain or it distributes at least 90%, but less than 100% of its REIT taxable income, as adjusted, TPT will be subject to tax on the undistributed amount at regular corporate tax rates.

To the extent that in the future TPT may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that TPT must make in order to comply with the REIT distribution requirements. Such losses, however, (1) generally will not affect the character, in the hands of its stockholders, of any dividends that actually are made as ordinary dividends or capital gain; and (2) cannot be passed through or used by its stockholders.

If TPT fails to distribute during a calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its capital gain net income for such year and (iii) any undistributed taxable income from prior years, TPT will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior years) and (y) the amounts of income retained on which TPT has paid corporate income tax.

Although several types of non-cash income are excluded in determining the annual distribution requirement, TPT will incur corporate income tax and the 4% nondeductible excise tax with respect to those non-cash income items if TPT does not distribute those items on a current basis. As a result of the foregoing, TPT may not have sufficient cash to distribute all of its taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, TPT may need to borrow funds or issue additional stock.

TPT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, TPT may elect to have its stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by TPT. TPT’s stockholders would then increase the adjusted basis of their stock by the difference between (i) the amounts of capital gain dividends that TPT designated and that they include in their taxable income, minus (ii) the tax that TPT paid on their behalf with respect to that income. For purposes of the 4% excise tax described above, any retained amounts for which TPT elect this treatment would be treated as having been distributed.

TPT intends to make timely distributions sufficient to satisfy the distribution requirement. However, it is possible that, from time to time, TPT may not have sufficient cash or other liquid assets to meet the distribution requirement due to timing differences between the actual receipt of income and actual payment of deductible expenses and, for example, the inclusion of items of income and deduction of expenses by us for U.S. federal income tax purposes. In addition, TPT may decide to retain its cash, rather than distribute it, in order to repay debt, acquire assets or for other reasons. In the event that such timing differences occur, and in other circumstances, it may be necessary in order to satisfy the distribution requirements to arrange for short-term, or possibly long-term, borrowings, or to pay the dividends in the form of other property (including, for example, shares of TPT’s own stock). Under IRS Revenue Procedures 2017-45, as a publicly offered REIT, TPT may give stockholders a choice, subject to various limits and requirements, of receiving a dividend in cash or in TPT’s common stock. As long as at least 20% of the total dividend is available in cash and certain other requirements are satisfied, the IRS will treat the stock distribution as a dividend (to the extent applicable rules treat such distribution as being made out of its earnings and profits).

If TPT’s taxable income for a particular year is subsequently determined to have been understated, under some circumstances TPT may be able to rectify a failure to meet the distribution requirements for a year by paying deficiency dividends to stockholders in a later year, which may be included in its deduction for dividends paid for the earlier year. Thus, TPT may be able to avoid being taxed on amounts distributed as deficiency dividends. However, TPT will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

The Tax Cuts and Jobs Act contained provisions that may change the way TPT calculates its REIT taxable income and that its subsidiaries calculate their taxable income. Under the Tax Cuts and Jobs Act, TPT may have to accrue certain items of income before they would otherwise be taken into income under the Code if they are taken into account in TPT’s applicable financial statements. Additionally, the Tax Cuts and Jobs Act limits business interest deductions for businesses, whether in corporate or pass-through form, to the sum of the entity’s business interest income for the tax year and 30% of the entity’s adjusted taxable income for the tax year. Treasury Regulations define interest expansively to cover various amounts not otherwise treated as interest. One consequence of electing to be an “electing real property trade or business” is that the accelerated expensing rules under the Tax Cuts and Jobs Act will not apply to property used in an electing real property trade or business. In addition, in the case of an electing real property trade or business, real property and “qualified improvement property” are depreciated under the alternative depreciation system. Finally, under amendments made by the Tax Cuts and Jobs Act to Section 172 of the Code, a deduction for any net operating loss carryforwards arising from losses incurred in taxable years beginning after December 31, 2017 is limited to 80% of a REIT’s annual REIT taxable income (determined without regard to the deduction for dividends paid), and any unused portion of such losses may not be carried back, but may be carried forward indefinitely.

Recordkeeping Requirements

TPT is required to comply with applicable recordkeeping requirements. Failure to comply could result in monetary fines. For example, TPT must request on an annual basis information from TPT’s stockholders designed to disclose the actual ownership of TPTs’ outstanding common stock.

Failure to Qualify

If TPT fails to satisfy one or more requirements of REIT qualification, other than the gross income tests or asset tests (for which other specified relief provisions are available, as discussed above), then it may still retain REIT qualification if the failure is due to reasonable cause and not willful neglect, and TPT pays a penalty of $50,000 for each failure.

If TPT fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, it will be subject to tax on its taxable income at regular corporate income tax rates. This would significantly reduce both TPT’s cash available for distribution to TPT’s stockholders and TPT’s earnings. If TPT fails to qualify as a REIT, it will not be required to make any distributions to stockholders, and any distributions that are made will not be deductible by TPT. Moreover, all distributions to stockholders would be taxable as dividends to the extent of TPT’s current and accumulated earnings and profits, whether or not attributable to capital gains of ours. Furthermore, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends-received deduction with respect to those distributions, and individual, trust and estate distributees may be eligible for reduced U.S. federal income tax rates on such dividend as “qualified dividend income.” Unless TPT is entitled to relief under specific statutory provisions, it also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.

Taxation of Taxable U.S. Holders

For purposes of this discussion, a “U.S. stockholder” is a holder of TPT Common Stock that is:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (A) is subject to the primary supervision of a court within the United States and the authority of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) to control all substantial decisions of the trust or (B) has a valid election in place under the Treasury Regulations to be treated as a United States person.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds shares of TPT stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the material U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of TPT stock.

Distributions

So long as TPT qualifies to be taxed as a REIT, the distributions that TPT makes to its taxable U.S. stockholders out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that TPT does not designate as capital gain dividends will generally be taken into account by such stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, TPT’s distributions are not eligible for taxation at the preferential income tax rates (i.e., currently at a 20% maximum U.S. federal income tax rate) for qualified dividends received by most U.S. stockholders that are individuals, trusts and estates from taxable C corporations but are generally eligible for a deduction equal to 20% of such distributions. This deduction is scheduled to expire after 2025. Such U.S stockholders, however, are taxed at the preferential rates on distributions designated by and received from REITs to the extent that the distributions are attributable to:

•	income retained by the REIT in the prior taxable year on which the REIT was subject to corporate-level income tax (less the amount of corporate tax on such income);

•	dividends received by the REIT from TRSs or other taxable C corporations; or

•	income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

Dividends that TPT designates as capital gain dividends will generally be taxed to its U.S. stockholders as long-term capital gains to the extent that such dividends do not exceed its actual net capital gain for the taxable year or its dividends paid for the taxable year, without regard to the period for which the U.S. stockholder that receives such dividend has held its shares. TPT may elect to retain and pay taxes on some or all of its net long-term capital gains, in which case TPT may elect to apply provisions of the Code that treat its U.S. stockholders as having received, solely for tax purposes, its undistributed capital gains, and the stockholders as receiving a corresponding credit for taxes that TPT paid on such undistributed capital gains and an increase in the adjusted basis of their shares equal to the difference between (i) the amount of such undistributed capital gains, minus (ii) the amount of such taxes that TPT paid on their behalf. See “—Taxation of TPT” and “—Annual Distribution Requirements.” U.S. stockholders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. stockholders that are individuals, trusts and estates (although depending on the characteristics of the assets that produced these gains and on designations that TPT may make, certain capital gain dividends may be taxed at a 25% rate), and 21% in the case of U.S. stockholders that are corporations.

Distributions in excess of TPT’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally represent a return of capital and will not be taxable to a U.S. stockholder to the extent that the amount of such distributions does not exceed the adjusted basis of the U.S. stockholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the U.S. stockholder’s shares. To the extent that such distributions exceed the adjusted basis of a U.S. stockholder’s shares, the stockholder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less. In addition, any distribution that TPT declares in October, November or December of any year and that is payable to a U.S. stockholder of record on a specified date in any such month will be treated as both paid by TPT and received by the U.S. stockholder on December 31 of such year, provided that TPT actually pays the distribution before the end of January of the following calendar year.

To the extent that TPT have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that TPT must make in order to comply with the REIT distribution requirements. See “—Taxation of TPT” and “—Annual Distribution Requirements.”

Such losses, however, are not passed through to U.S. stockholders and do not offset income of U.S. stockholders from other sources, nor would such losses affect the character of any distributions that TPT makes, which are generally subject to tax in the hands of U.S. stockholders to the extent that TPT has current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).

Dispositions of TPT’s Stock

If a U.S. stockholder sells or disposes of shares of TPT’s stock, it will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition, and the stockholder’s adjusted tax basis in the shares (generally the amount paid for such shares). In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of shares of TPT’s stock will be subject to a maximum U.S. federal income tax rate of 20% if the shares are held for more than one year, and will be taxed at ordinary income rates (of up to 37%) if the shares are held for one year or less. Gains recognized by U.S. stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 21%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a U.S. stockholder upon the disposition of shares of TPT’s stock that were held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. stockholder but not ordinary income. In addition, any loss upon a sale or exchange of shares of TPT’s stock by a U.S. stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of actual or deemed distributions that TPT makes that are required to be treated by the stockholder as long-term capital gain.

If an investor recognizes a loss upon a subsequent disposition of shares of TPT stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of shares of TPT’s stock or transactions that TPT might undertake directly or indirectly. Moreover, you should be aware that TPT and other participants in the transactions in which TPT is involved (including its advisors) might be subject to disclosure or other requirements pursuant to these Treasury Regulations.

Passive Activity Losses and Investment Interest Limitations

Distributions that TPT makes and gains arising from the sale or exchange by a U.S. stockholder of TPT’s stock will not be treated as passive activity income. As a result, stockholder will not be able to apply any “passive losses” against income or gain relating to TPT stock. A U.S. stockholder may elect to treat capital gain dividends, capital gains from the disposition of TPT’s shares and income designated as qualified dividend income, as described above, as investment income for purposes of computing the investment interest limitation, but in such case, the stockholder will be taxed at ordinary income rates on such amount. To the extent that other distributions TPT makes do not constitute a return of capital, they will generally be treated as investment income for purposes of computing the investment interest limitation.

Taxation of Non-U.S. Stockholders

For purposes of this discussion, a “non-U.S. stockholder” is any holder of TPT Common Stock other than a partnership or U.S. stockholder.

Ordinary Dividends

The portion of distributions received by non-U.S. stockholders that (i) is payable out of TPT’s current or accumulated earnings and profits, (ii) is not designated as capital gains, (iii) is not effectively connected with a U.S. trade or business of the non-U.S. stockholder (or if required by an applicable income tax treaty, the non-U.S. stockholder does not maintain a permanent establishment in the United States to which such distributions are attributable) and (iv) is not attributable to gains from the sales or exchanges of United States real property interests, as defined in Section 897 of the Code (“USRPIs”), will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty. Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT.

In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of shares of TPT’s stock. In cases where the distribution income from a non-U.S. stockholder’s investment in TPT stock is, or is treated as, effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business (through a United States permanent establishment, where applicable), the non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions. Such effectively connected income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. stockholder. The income, as adjusted for certain items, may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the case of a non-U.S. stockholder that is a corporation.

Except as otherwise provided below, TPT expects to withhold U.S. federal income tax at the rate of 30% on any distributions made to a non-U.S. stockholder unless (i) a lower treaty rate applies and the non-U.S. stockholder provides TPT an IRS Form W-8BEN or W-8BEN-E (or applicable successor form) evidencing eligibility for that reduced treaty rate; or (ii) the non-U.S. stockholder provides TPT an IRS Form W-8ECI (or applicable successor form) with TPT claiming that the distribution is income effectively connected with the non-U.S. stockholder’s trade or business.

Non-Dividend Distributions

Unless shares of TPT stock constitute a USRPI, distributions that TPT makes which are not dividends out of its earnings and profits, not attributable to gain from the disposition of USRPIs and not in excess of the adjusted tax basis of the non-U.S. stockholder’s shares will not be subject to U.S. income tax. If TPT cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. For withholding purposes, because TPT generally cannot determine at the time it makes a distribution whether the distribution will exceed its current and accumulated earnings and profits, TPT expects to treat all distributions as made out of its current or accumulated earnings and profits. The non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of TPT’s current and accumulated earnings and profits. To the extent that such distributions exceed the non-U.S. stockholder’s adjusted tax basis in such shares, the distributions will generally give rise to gain from the sale or exchange of such shares, the tax treatment of which is described below. However, such excess distributions may be treated as dividend income for certain non-U.S. stockholders.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests

Under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), a distribution that TPT makes to a non-U.S. stockholder, to the extent attributable to gains from dispositions of USRPIs that TPT held directly or through pass-through subsidiaries, or USRPI capital gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. stockholder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether TPT designates the distribution as a capital gain dividend. See above under “—Ordinary Dividends” for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, TPT will be required to withhold tax equal to 21% (20% to the extent provided in Treasury Regulations) of the maximum amount that could have been designated as USRPI capital gain dividends. Distributions subject to FIRPTA may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the hands of a non-U.S. stockholder that is a corporation. A distribution is not attributable to USRPI capital gain if TPT held an interest in the underlying asset solely as a creditor. Dividends received by a non-U.S. stockholder that TPT properly designates as capital gain dividends and are attributable to dispositions of assets other than USRPIs generally are not subject to U.S. federal income or withholding tax, unless (i) the investment in TPT stock is effectively connected with the non-U.S. stockholder’s U.S. trade or business (through a United States permanent establishment where applicable), in which case the non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. stockholder that is a corporation may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty), or (ii) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. stockholder will be subject to a 30% tax on his capital gains (reduced by certain capital losses). Substantially all of TPT’s assets will constitute USRPIs.

A capital gain dividend that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be subject to the 21% withholding tax described above, and instead will be treated in the same manner as an ordinary dividend, if the distribution is received (i) with respect to a class of shares that is regularly traded on an established securities market located in the United States and the recipient non-U.S. stockholder does not own more than 10% of that class of shares at any time during the year ending on the date on which the distribution is received; (ii) by certain publicly traded non-U.S. stockholders that meet certain record-keeping and other requirements (“qualified stockholders”) except to the extent owners of such qualified stockholders that are not also qualified stockholders own, actually or constructively, more than 10% of TPT’s shares; or (iii) by a “qualified foreign pension fund” (as defined in the Code) or any entity all of the interests of which are held by such a qualified foreign pension fund. TPT anticipates that its common stock will not be “regularly traded” on an established securities market in the United States.

Retention of Net Capital Gains

Although the law is not clear on the matter, it appears that amounts TPT designates as retained net capital gains in respect of its stock held by non-U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions of capital gain dividends. Under this approach, the non-U.S. stockholders may be able to offset as a credit against their U.S. federal income tax liability their proportionate share of the tax paid by TPT on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by us exceeds their actual U.S. federal income tax liability. If TPT were to designate any portion of its net capital gain as retained net capital gain, non-U.S. stockholders should consult their tax advisors regarding the taxation of such retained net capital gain.

Dispositions of TPT Stock

Unless shares of TPT stock constitute USRPIs, a sale of such shares by a non-U.S. stockholder generally will not be subject to U.S. taxation under FIRPTA. Subject to certain exceptions discussed below, shares of TPT stock will be treated as USRPIs if 50% or more of TPT’s assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. TPT believes that 50% or more of its assets consist, and will continue to consist, of USRPIs.

Even if the foregoing 50% test is met, however, shares of TPT common stock will not constitute a USRPI if TPT is a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT, less than 50% of value of which is held, directly or indirectly, by non-U.S. persons at all times during a specified testing period. No assurance can be given that TPT will be a domestically controlled qualified investment entity.

In the event that TPT is not a domestically controlled qualified investment entity, but shares of its common stock are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, a non-U.S. stockholder’s sale of shares of TPT common stock nonetheless also would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. stockholder held 10% or less of the outstanding shares of such class of stock at all times during a prescribed testing period.

Even if none of the foregoing tests are met and shares of TPT’s common stock are not considered to be regularly traded on an established securities market, dispositions of TPT’s shares by qualified stockholders would still be exempt from FIRPTA, except to the extent owners of such qualified stockholders own, actually or constructively, more than 10% of TPT’s shares. Furthermore, dispositions of TPT’s shares by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. stockholders should consult their tax advisors regarding the application of these rules.

If gain on the sale of shares of TPT’s stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals. Moreover, in order to enforce the collection of the tax, the purchaser of the shares could be required to withhold 15% of the purchase price and remit such amount to the IRS.

Gain from the sale of shares of TPT’s stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. stockholder in two cases: (i) if the non-U.S. stockholder’s investment in the shares is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder (through a United States permanent establishment, where applicable), the non-U.S. stockholder will be subject to the same treatment as a U.S. stockholder with respect to such gain, except that a non-U.S. stockholder that is a corporation may also be subject to a branch profits tax at a rate of 30% (unless reduced or eliminated by treaty), or (ii) if the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are met, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain (reduced by certain capital losses). In addition, even if TPT is a domestically controlled qualified investment entity, upon disposition of shares of TPT’s common stock, a non-U.S. stockholder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. stockholder (a) disposes of shares of TPT common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (b) acquires, or enters into a contract or option to acquire, other shares of the same class of TPT stock during the 61-day period beginning with the first day of the 30-day period described in clause (a). The preceding sentence shall not apply to a non-U.S. stockholder if the non-U.S. stockholder did not own more than 5% of the shares at any time during the one-year period ending on the date of the distribution described in clause (a) of the preceding sentence and the class of shares is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market in the United States.

Non-U.S. stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning shares of TPT stock.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they may be subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that a tax-exempt stockholder has not held shares of TPT stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), distributions that TPT makes and income from the sale of the shares generally should not give rise to UBTI to a tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such stockholders to characterize distributions that TPT makes as UBTI.

In certain circumstances, a pension trust that owns more than 10% of the value of shares of TPT stock could be required to treat a percentage of any distributions received from it as UBTI if TPT is a “pension-held REIT.” TPT will not be a pension-held REIT unless (i) TPT is required to “look through” one or more of its pension trust stockholders in order to satisfy the REIT “closely held” test and (ii) either (a) one pension trust owns more than 25% of the value of shares of its stock or (b) one or more pension trusts, each individually holding more than 10% of the value of the shares, collectively own more than 50% of the value of the shares. Certain restrictions on ownership and transfer of TPT’s shares generally should prevent a tax-exempt entity from owning more than

10% of the value of TPT stock and generally should prevent TPT from becoming a pension-held REIT. Nonetheless, no assurance can be given that TPT will not be a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning TPT stock.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are regularly reviewed by persons involved in the legislative process, the IRS and the U.S. Treasury, which may result in statutory changes as well as revisions to regulations and administrative interpretations. Recently enacted changes to the U.S. federal income tax laws could have an adverse impact on an investment in TPT’s stock. For example, certain changes in law pursuant to the Tax Cuts and Jobs Act made significant changes to the U.S. federal income tax laws that affect REITs and their shareholders. TPT cannot predict the effect of any future law changes on REITs or their shareholders.

Backup Withholding and Information Reporting

In general, TPT is required to report to U.S. stockholders and to the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Backup withholding may apply to dividends paid to a U.S. stockholder unless such stockholder (1) is a corporation or comes within other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number or social security number, certifies under penalties of perjury that such number is correct and that such stockholder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide its correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS.

In general, TPT is required to report annually to non-U.S. stockholders and to the IRS the amount of dividends paid to such non-U.S. stockholders and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. stockholder resides under the provisions of an applicable income tax treaty. Non-U.S. stockholders may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds from a sale of TPT stock within the United States is subject to both backup withholding and information reporting requirements unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. stockholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the stockholder otherwise establishes an exemption. Payment of the proceeds of a sale of TPT stock conducted through certain United States related financial intermediaries is subject to information reporting requirements (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the applicable stockholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

A U.S. federal withholding tax of 30% generally will be imposed on certain payments made to a “foreign financial institution” (as specifically defined under the Foreign Account Tax Compliance Act rules) unless such institution enters into an agreement with the U.S. tax authorities to withhold certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise qualifies for an exemption from these rules. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules. Under the Foreign Account Tax Compliance Act and administrative guidance, a U.S. federal withholding tax of 30% generally also will be imposed on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent with certification identifying certain of its direct and indirect U.S. owners. Under certain circumstances, a stockholder may be eligible for refunds or credits of such taxes. These withholding taxes are imposed on distributions paid with respect to TPT stock. While withholding under the Foreign Account Tax Compliance Act would have applied also to payments of gross proceeds from the sale or other disposition of TPT stock on or after January 1, 2019, proposed Treasury Regulations eliminate withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Stockholders should consult with their tax advisors regarding the possible implications of this legislation on their ownership and disposition of shares of TPT stock.

State, Local and Foreign Taxes

TPT and its subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which TPT or they transact business, own property or reside. TPT’s state, local or foreign tax treatment and that of its stockholders may not conform to the U.S. federal income tax treatment discussed above. Holders should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws applicable to an investment in TPT stock.

TAX TREATMENT OF TERRA BDC

Taxation of Terra BDC as a REIT

Terra BDC has been organized and has operated in a manner intended to allow it to qualify for taxation as a REIT under the Code. Terra BDC elected to be taxed as a REIT for federal income tax purposes commencing with its taxable year ending December 31, 2018.

In connection with this Merger, Alston & Bird LLP will render an opinion that, commencing with the taxable year ending December 31, 2018, Terra BDC has been organized and operated in conformity with the requirements under the Code for qualification as a REIT, and Terra BDC’s current and proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT. Investors should be aware that the opinion of Alston & Bird LLP is based upon customary assumptions, is conditioned upon certain representations made by Terra BDC as to factual matters, including representations regarding the nature of its assets, income, organizational documents, stockholder ownership, and the present and future conduct of its business. In addition, the opinion of Alston & Bird LLP is based on U.S. federal income tax law governing qualification as a REIT in effect as of the date thereof, which is subject to change either prospectively or retroactively. Moreover, Terra BDC’s qualification and taxation as a REIT, respectively, depends upon its ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the Code. Those qualification tests involve the percentage of income that Terra BDC earns from specified sources, the percentage of Terra BDC’s assets that falls within specified categories, the diversity of the ownership of Terra BDC’s shares, and the percentage of Terra BDC’s taxable income that Terra BDC distributes. Terra BDC’s ability to qualify will also depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which Terra BDC invests. The characterization for federal income tax purposes of some of the assets in which Terra BDC invests directly or indirectly may not be clear and the fair market values of some of its investments may not be susceptible to a precise determination. Alston & Bird LLP will not review Terra BDC’s compliance with those tests on a continuing basis. Accordingly, no assurance can be given that Terra BDC’s actual results of operations for any particular taxable year will satisfy such requirements. Terra BDC has not received, and does not intend to seek, any rulings from the IRS regarding Terra BDC’s status as a REIT or Terra BDC’s satisfaction of any of the REIT qualification requirements. Alston & Bird LLP’s opinion is not binding on the IRS or the courts. The IRS may challenge Terra BDC’s status as a REIT, and a court could sustain any such challenge. In addition, Alston & Bird’s opinion does not foreclose the possibility that Terra BDC may have to utilize one or more of the REIT savings provisions discussed above under “Material U.S. Federal Income Tax Considerations,” which could require the payment of an excise or penalty tax (which could be significant in amount) in order to maintain Terra BDC’s REIT qualification. For a discussion of the tax consequences of a REIT’s failure to qualify as a REIT, see “Material U.S. Federal Income Tax Considerations—Taxation of REITs in General—Failure to Qualify.”

The sections of the Code and the corresponding regulations that govern the U.S. federal income tax treatment of a REIT and its stockholders are highly technical and complex. For a discussion of the general requirements and tax consequences of owning interests in a REIT, see “Material U.S. Federal Income Tax Considerations—Taxation of REITs in General.”

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. The summary below and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. You are urged to read the Merger Agreement carefully and in its entirety because it, and not the description below or elsewhere in this proxy statement/prospectus, is the legal document that governs the Merger and the other transactions contemplated by the Merger Agreement.

The Merger Agreement has been included in this proxy statement/prospectus to provide you with information regarding the terms of the Merger and the other transactions contemplated by the Merger Agreement. It is not intended to provide you with any other factual or financial information about TPT, Terra BDC or any of their respective affiliates or businesses. Information about TPT and Terra BDC can be found elsewhere in this proxy statement/prospectus and in the other filings TPT and Terra BDC have made with the SEC, which are available without charge at http://www.sec.gov. See “Where You Can Find More Information” beginning on page 141.

The Merger

Pursuant to the Merger Agreement, subject to the satisfaction of the closing conditions set forth in the Merger Agreement with respect to the Merger, Terra BDC will merge with and into Merger Sub, with Merger Sub continuing as the Surviving Company of the Merger and as a wholly owned subsidiary of TPT.

Closing; Effective Time of the Merger

The Closing will take place (i) by means of a virtual closing through the electronic exchange of signatures at 10:00 a.m., Eastern time, on a date that is two business days after satisfaction or waiver of the Closing conditions set forth in the Merger Agreement, which are described under “Conditions to Closing” beginning on page 110 (other than those conditions that by their nature are required to be satisfied or waived on the date of Closing, but subject to the satisfaction or valid waiver of such conditions) or (ii) at such other place or date as may be agreed in writing by the parties.

Merger Consideration

Overview

Pursuant to the terms and subject to the conditions of the Merger Agreement, at the Effective Time, each outstanding share of Terra BDC Common Stock (other than any share of Terra BDC Common Stock then held by TPT or any wholly owned subsidiary of TPT or Terra BDC, which shares will be automatically retired and cease to exist in exchange for no consideration), will be automatically cancelled and retired, and converted into the right to receive:

(i)	0.595 shares (as such Exchange Ratio may be adjusted in accordance with the Merger Agreement) of the newly designated TPT Class B Common Stock, and

(ii)

cash, without interest, in lieu of any fractional shares of TPT Class B Common Stock otherwise issuable in an amount, rounded to the nearest whole cent, determined by multiplying (x) the fraction of a share of TPT Class B Common to which such holder would otherwise be entitled by (y) $14.38.

If, prior to the Effective Time, either Terra BDC or TPT splits, combines or otherwise reclassifies either the Terra BDC Common Stock or the TPT Common Stock or makes a dividend or other distribution in shares of the

Terra BDC Common Stock or the TPT Common Stock, or engages in a reorganization, recapitalization or exchange or other similar change, then the Exchange Ratio will be ratably adjusted to reflect fully the effect of any such event.

TPT Class B Common Stock

The terms of the TPT Class B Common Stock issued in connection with the Merger will be designated by the TPT Charter Amendment filed by TPT with the SDAT prior to the Effective Time. Pursuant to the TPT Charter Amendment, (i) the authorized shares of stock which TPT has authority to issue will be increased from 500,000,000 to 950,000,000, consisting of 450,000,000 shares of TPT Class A Common Stock, 450,000,000 shares of TPT Class B Common Stock, and 50,000,000 shares of preferred stock, $0.01 par value per share, and (ii) each share of TPT Common Stock issued and outstanding immediately prior to the Effective Time will be automatically changed into one issued and outstanding share of TPT Class B Common Stock. Concurrently with the execution of the Merger Agreement, all the holders of shares of TPT Common Stock unanimously approved the TPT Charter Amendment.

The shares of TPT Class B Common Stock issued in the Merger will, except as discussed below with respect to conversion, have identical preferences, rights, powers, restrictions and terms as each other share of TPT Common Stock. On the First Conversion Date, one-third of the issued and outstanding shares of TPT Class B Common Stock will automatically convert into an equal number of shares of TPT Class A Common Stock. On the Second Conversion Date, one-half of the issued and outstanding shares of TPT Class B Common Stock will automatically convert into an equal number of shares of TPT Class A Common Stock. On the Third Conversion Date, all of the issued and outstanding shares of TPT Class B Common Stock will automatically convert into an equal number of shares of TPT Class A Common Stock.

Tax Withholding

Payment of the merger consideration under the Merger Agreement is subject to applicable tax withholding requirements.

Organizational Documents

At the Effective Time, the organizational documents of Merger Sub in effect immediately prior thereto will be the organizational documents of the Surviving Company, until thereafter amended, in accordance with their respective terms and applicable law.

Manager and Officers and Membership Interests of the Surviving Company

From and after the Effective Time, the managers of Merger Sub immediately prior thereto will be the managers of the Surviving Company. The Surviving Company will have no officers at the Effective Time. Further, the membership interests of Merger Sub issued and outstanding immediately prior to the Effective Time will remain the issued and outstanding membership interests of the Surviving Company and shall be unaffected by the Merger.

No Rights of Objection or Appraisal

No parties will be entitled to appraisal rights in connection with the Merger or the other transactions contemplated by the Merger Agreement.

Exchange Procedures

Terra BDC has appointed Mediant to act as the Exchange Agent for the Terra BDC Stockholders in connection with the Merger.

Prior to the Effective Time, TPT will deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Terra BDC Stockholders and for issuance to the Terra BDC Stockholders in accordance with the Merger Agreement through the Exchange Agent, the number of shares of TPT Class B Common Stock issuable to the Terra BDC Stockholders pursuant to the Merger Agreement. TPT will also deposit with the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to the Merger Agreement and to make cash payments in lieu of fractional shares of TPT Class B Common Stock pursuant to the Merger Agreement.

As soon as practicable after the Effective Time, but in no event more than two business days thereafter, TPT will cause the Exchange Agent to mail or otherwise deliver a letter of transmittal (in customary form as prepared by TPT and reasonably acceptable to Terra BDC) to each Terra BDC Stockholder. The letter of transmittal will advise the Terra BDC Stockholders that delivery will be effected, and risk of loss and title to the shares of Terra BDC Common Stock will pass, upon proper delivery of the certificates representing shares of Terra BDC Common Stock (or affidavit of loss in lieu of the certificate) to the Exchange Agent, or in the case of uncertificated shares of Terra BDC Common Stock, upon adherence to the procedures set forth in the letter of transmittal, and will provide instructions for use in effecting the surrender of the certificates, or in the case of uncertificated shares of Terra BDC Common Stock, the surrender of such shares of Terra BDC Common Stock, in exchange for payment of the applicable Merger consideration pursuant to the Merger Agreement.

Upon surrender to the Exchange Agent of a certificate representing shares of Terra BDC Common Stock or uncertificated shares of Terra BDC Common Stock, together with the letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such certificate or uncertificated shares of Terra BDC Common Stock will be entitled to receive in exchange therefor (i) the applicable Merger consideration pursuant to the Merger Agreement (which shares of TPT Class B Common Stock will be in uncertificated book-entry form) and (ii) a check in the amount equal to the cash payable in lieu of any fractional shares of TPT Class B Common Stock and dividends and other distributions in respect of the TPT Class B Common Stock to be issued or paid pursuant to the Merger Agreement. Surrendered certificates will be cancelled and no interest will be paid or accrue on the applicable Merger consideration.

TPT stockholders need not take any action with respect to their share certificates or book-entry shares.

Representations and Warranties

The Merger Agreement contains representations and warranties of the parties to the Merger Agreement to the other parties. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important confidential disclosures and qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. Accordingly, Terra BDC Stockholders should not rely on representations and warranties as characterizations of the actual state of facts or circumstances, and they should bear in mind that the representations and warranties were made solely for the benefit of the parties to the Merger Agreement, were negotiated for purposes of allocating contractual risk among the parties to the Merger Agreement rather than to establish matters as facts, and may be subject to contractual standards of materiality that are different from those generally applicable to equity holders. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be reflected in public disclosures by TPT or Terra BDC. This description of the representations and warranties is included to provide Terra BDC Stockholders with information regarding the terms of the Merger Agreement.

Each party’s representations and warranties are modified by a disclosure schedule containing more detailed information and, in some cases, exceptions to certain representations and warranties. In addition, the representations and warranties of TPT and Terra BDC are qualified by any information disclosed in TPT’s and Terra BDC’s respective filings with the SEC (excluding any forward-looking statement disclosures in such SEC filings).

Representations and Warranties of Terra BDC

In the Merger Agreement, Terra BDC made representations and warranties relating to, among other things:

•	corporate organization, valid existence, good standing and qualification to conduct business;

•	due authorization, execution, delivery and validity of the Merger Agreement and the authority to enter into all transactions contemplated by the Merger Agreement;

•	absence of conflicts with existing laws;

•	required filings and consents;

•	capitalization and capital structure;

•	compliance with regulatory authorities and laws;

•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	absence of certain material changes in business operations, actions and circumstances;

•	absence of undisclosed liabilities;

•	permits and compliance with law;

•	absence of certain litigation;

•	real properties;

•	material contracts;

•	taxes;

•	intellectual property;

•	insurance;

•	benefit plans;

•	related party transactions;

•	broker’s, finders and similar fees or commissions;

•	an opinion of its financial advisor;

•	exemption of the Merger and the other transactions contemplated by the Merger Agreement from Maryland anti-takeover statutes;

•	the Terra BDC Advisory Agreement; and

•	accuracy of information supplied for inclusion in the proxy statement/prospectus or registration statement.

Representations and Warranties of TPT and Merger Sub

In the Merger Agreement, TPT and Merger Sub made representations and warranties relating to, among other things:

•	corporate organization, valid existence, good standing and qualification to conduct business;

•	due authorization, execution, delivery and validity of the Merger Agreement and the authority to enter into all transactions contemplated by the Merger Agreement;

•	absence of conflicts with existing laws;

•	required filings and consents;

•	capitalization and capital structure;

•	compliance with regulatory authorities and laws;

•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	absence of certain material changes in business operations, actions and circumstances;

•	absence of undisclosed liabilities;

•	permits and compliance with law;

•	absence of certain litigation;

•	real properties;

•	material contracts;

•	taxes;

•	benefit plans;

•	intellectual property;

•	insurance;

•	related party transactions;

•	broker’s, finders and similar fees or commissions;

•	exemption of the Merger and the other transactions contemplated by the Merger Agreement from Maryland anti-takeover statutes;

•	ownership of Merger Sub; and

•	accuracy of information supplied for inclusion in this proxy statement/prospectus.

Material Adverse Effect

Many of the representations and warranties of the parties to the Merger Agreement are qualified by a “material adverse effect” standard (i.e., they will not be deemed to be untrue or incorrect unless their failure to be true and correct, individually or in the aggregate, would reasonably be expected to have a material adverse effect).

For the purposes of the Merger Agreement, “material adverse effect” with respect to either Terra BDC or TPT is any event, circumstance, change, effect, development, condition or occurrence that individually or in the aggregate, (i) would have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Terra BDC or TPT (and their respective subsidiaries), taken as a whole, or (ii) would prevent or materially impair the ability of Terra BDC or TPT to consummate the Merger before the Outside Date. However, with respect to the foregoing clause (i), a “Material Adverse Effect” would not include any event, circumstance, change, effect, development, condition or occurrence to the extent arising out of or resulting from:

•

any failure of Terra BDC or TPT to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been a Material Adverse Effect);

•	any changes that affect the industries in which Terra BDC or TPT and their respective subsidiaries conduct their business;

•	any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates;

•	any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world;

•	the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date of the Merger Agreement;

•	the execution and delivery of the Merger Agreement, or the public announcement of the Merger or the other transactions contemplated by the Merger Agreement;

•	the taking of any action expressly required by the Merger Agreement, or the taking of any action at the written request or with the prior written consent of Terra BDC or TPT, as the case may be;

•	earthquakes, hurricanes, floods or other natural disasters;

•

any pandemic (including COVID-19), epidemic or other outbreak of illness or public health event or any law or guideline issued by a Governmental Authority or other industry group providing for restrictions that relate to, or arise out of, any pandemic, epidemic or other outbreak of illness or public health event or any change in such law or guideline or any interpretation thereof following the date of the Merger Agreement or Terra BDC’s, TPT’s or any of the their respective subsidiaries’ compliance therewith;

•	changes in applicable law or GAAP (or the interpretation thereof); or

•

any action made or initiated by any Terra BDC or TPT stockholder, as the case may be, including any derivative claims, arising out of or relating to the Merger Agreement or the transactions contemplated thereby.

The effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the second through the fifth and the eighth through the tenth bullet points above will be taken into account when determining whether a material adverse effect has occurred or may, would or could occur solely to the extent they disproportionately affect the applicable party and its subsidiaries, taken as a whole, relative to others in the industries and in the geographic regions in which the applicable party conducts its business.

Conduct of Business of Terra BDC Pending the Merger

Pursuant to the Merger Agreement, pending the Closing, Terra BDC will, and will cause each of its subsidiaries to, conduct its business in all material respects in the ordinary course and in a manner consistent with past practice and use its reasonable efforts to, among other things:

•	preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with third parties; and

•	maintain its status as a REIT.

Subject to certain customary exceptions, in addition to the other exceptions described below and exceptions contained in Terra BDC’s disclosure schedules to the Merger Agreement, pending the Closing, Terra BDC will not, nor will it permit any of its subsidiaries to, take specific actions without TPT’s prior written consent, including but not limited to the following:

•	amending or proposing to amend its organizational or governing documents or the organizational or governing documents of any material subsidiary;

•

adjusting, splitting, combining, reclassifying or subdividing any of its shares of stock or other equity securities or ownership interests or those of any subsidiary (other than a wholly owned subsidiary);

•

declaring, setting aside or paying any dividend on or making any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to its shares of capital stock or other equity securities or the ownership interests in its respective subsidiaries or otherwise make any payment to its or their respective stockholders or other equity holders, except for (i) the declaration and payment by Terra BDC of regular dividends in accordance with past practice at a daily rate per share not to exceed $0.001247, (ii) the declaration and payment of dividends or other distributions to Terra BDC by any directly or indirectly wholly owned Terra BDC subsidiary, and (iii) distributions by any Terra BDC subsidiary that is not wholly owned, directly or indirectly, by Terra BDC, in accordance with the requirements of the organizational documents of such Terra BDC subsidiary; provided, that, Terra BDC and any Terra BDC subsidiary is permitted to make distributions reasonably necessary for Terra BDC to maintain its status as a REIT and avoid or reduce the imposition of any entity level income or excise tax;

•	redeeming, repurchasing or otherwise acquiring, directly or indirectly, any shares of its capital stock or other equity interests or those of its subsidiaries;

•

issuing, selling, pledging, disposing, encumbering or granting any shares of its or its subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its subsidiaries’ capital stock or other equity interests, except for (i) transactions among Terra BDC and one or more of its wholly owned subsidiaries or among one or more wholly owned Terra BDC subsidiaries and (ii) in connection with certain acquisitions authorized by the terms of the Merger Agreement;

•

acquiring or agreeing to acquire (including by merger, consolidation or acquisition of stock or assets) any real or personal property or operating business, except for (i) acquisitions between Terra BDC and a wholly owned subsidiary thereof and (ii) acquisitions of personal property in an amount of less than $500,000 in the aggregate;

•	selling, mortgaging, leasing or otherwise disposing of any property or assets, except in the ordinary course of business consistent with past practice, subject to certain exceptions;

•

incurring, creating, assuming, refinancing, or prepaying any indebtedness or issuing or amending the terms of any debt securities, except (i) indebtedness incurred under Terra BDC’s existing debt facilities in the ordinary course of business consistent with past practice, (ii) funding any transactions permitted by the Merger Agreement, (iii) indebtedness that does not, in the aggregate, exceed $500,000 and (iv) refinancing of existing indebtedness (subject to certain conditions set forth in the Merger Agreement);

•

making any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, affiliates, agents or consultants), making any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or entering into any “keep well” or similar agreement to maintain the financial condition of another entity, except as expressly permitted by the Merger Agreement;

•

entering into, renewing, modifying, amending or terminating, or waiving, releasing, compromising or assigning any rights or claims under, any material contracts, except for automatic terminations or renewals in accordance with the terms of existing material contracts or as may be reasonably necessary to comply with the terms of the Merger Agreement;

•	waiving, releasing, assigning, settling or compromising any legal action, subject to certain exceptions;

•

hiring or terminating any of its officers or directors, increasing the amount, rate or terms of compensation or benefits of any of its directors, or entering into, amending or terminating any employment, bonus, severance or retirement contract or other compensation or benefit plan, except as may be required by law;

•	making or committing to make capital expenditures in excess of in excess of $500,000 per quarter in the aggregate;

•

adopting a plan of merger or complete or partial liquidation or dissolution, consolidation, recapitalization or bankruptcy reorganization, except as explicitly permitted by the terms of the Merger Agreement in a manner that would not reasonably be expected to be materially adverse or prevent or impair the ability to consummate the Merger; or

•	agreeing or entering into any arrangement or understanding to take any action with respect to any of the foregoing.

Conduct of Business of TPT Pending the Merger

Pursuant to the Merger Agreement, pending the Closing, TPT will, and will cause each of its subsidiaries to, conduct its business in all material respects in the ordinary course and in a manner consistent with past practice and use its reasonable efforts to, among other things:

•	preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with third parties; and

•	maintain its status as a REIT.

Subject to certain customary exceptions, in addition to the other exceptions described below and exceptions contained in TPT’s disclosure schedules to the Merger Agreement, TPT will also agree that it will not, nor will it permit any of its subsidiaries to, take specific actions without Terra BDC’s prior written consent, including but not limited to the following:

•	amending or proposing to amend its organizational or governing documents or the organizational or governing documents of any material subsidiary;

•	waiving the stock ownership limits set forth in the TPT Charter or create an exception to such stock ownership limits in accordance with the TPT Charter;

•

adjusting, splitting, combining, reclassifying or subdividing any of its shares of stock or other equity securities or ownership interests or those of any subsidiary (other than a wholly owned subsidiary);

•

declaring, setting aside or paying any dividend on or making any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to its shares of capital stock or other equity securities or the ownership interests in its subsidiaries or otherwise make any payment to its or their respective stockholders or other equity holders, except for (i) the declaration and payment by TPT of regular dividends in accordance with past practice at a daily rate per share not to exceed (x) $0.001247 divided by (y) the Exchange Ratio, (ii) the declaration and payment of dividends or other distributions to TPT by any directly or indirectly wholly owned TPT subsidiary, and (iii) distributions by any TPT subsidiary that is not wholly owned, directly or indirectly, by TPT, in accordance with the requirements of the organizational documents of such subsidiary; provided, that, TPT and any TPT subsidiary is permitted to make distributions reasonably necessary for TPT to maintain its status as a REIT and avoid or reduce the imposition of any entity level income or excise tax;

•	redeeming, repurchasing or otherwise acquiring, directly or indirectly, any shares of its capital stock or other equity interests or those of its subsidiaries;

•

issuing, selling, pledging, disposing, encumbering or granting any shares of its or its subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its subsidiaries’ capital stock or other equity interests, except for (i) transactions among TPT and one or more of its wholly owned subsidiaries or among one or more wholly owned TPT subsidiaries and (ii) in public or private offerings with aggregate proceeds of up to $100,000,000 at a gross price per share not less than the net asset value per share of TPT used to determine the Exchange Ratio;

•

acquiring or agreeing to acquire (including by merger, consolidation or acquisition of stock or assets) any real or personal property or operating business, except for (i) acquisitions between TPT and a wholly owned subsidiary thereof and (ii) acquisitions of personal property in an amount of less than $500,000 in the aggregate;

•	selling, mortgaging, leasing or otherwise disposing of any property or assets, except in the ordinary course of business consistent with past practice, subject to certain exceptions;

•

incurring, creating, assuming, refinancing, or prepaying any indebtedness or issuing or amending the terms of any debt securities, except (i) indebtedness incurred under TPT’s existing debt facilities in the ordinary course of business consistent with past practice, (ii) funding any transactions permitted by the Merger Agreement, (iii) indebtedness that does not, in the aggregate, exceed $500,000 and (iv) refinancing of existing indebtedness (subject to certain conditions);

•

making any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, affiliates, agents or consultants), making any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or entering into any “keep well” or similar agreement to maintain the financial condition of another entity, except as expressly permitted by the Merger Agreement;

•

entering into, renewing, modifying, amending or terminating, or waiving, releasing, compromising or assigning any rights or claims under, any material contracts, except for automatic terminations or renewals in accordance with the terms of existing material contracts or as may be reasonably necessary to comply with the terms of the Merger Agreement;

•

making any payment, direct or indirect, of any liability before the same becomes due in accordance with its terms, other than (i) in the ordinary course of business consistent with past practice or (ii) in connection with dispositions or refinancings of any existing indebtedness otherwise permitted by the Merger Agreement;

•	waiving, releasing, assigning, settling or compromising any legal action, subject to certain exceptions;

•

hiring or terminating any of its officers or directors, increasing the amount, rate or terms of compensation or benefits of any of its directors, or entering into, amending or terminating any employment, bonus, severance or retirement contract or other compensation or benefit plan, except as may be required by law;

•

failing to maintain all financial books and records in all material respects or make any material change to its methods of accounting in effect at December 31, 2021, or make any change with respect to accounting policies, principles or practices unless required by United States generally accepted accounting principles or the SEC;

•	entering into any new line of business;

•

forming any new funds, co-investments, joint ventures or non-traded real estate investment trusts or other pooled investment vehicles other than those investment vehicles in the ordinary course of business consistent with past practice or transferring any asset in connection with any such vehicles for consideration unless the consideration for such asset is at least equal to the value for such asset used to determine the Exchange Ratio;

•	failing to duly and timely file all material reports and other material documents required by any governmental authority;

•

entering into, or modifying in a manner adverse to TPT, any TPT tax protection agreement, making, changing or rescinding any material election relating to taxes, changing a material method of tax accounting, filing or amending any material tax return, setting or compromising any tax liability, entering into any material closing agreement related to taxes, or knowingly surrendering any right to claim any material tax refund, subject to certain exceptions;

•	taking any action that would, or failing to take any action, the failure of which to be taken would, reasonably be expected to cause TPT to fail to qualify as a REIT;

•	making or committing to make capital expenditures in excess of in excess of $500,000 per quarter in the aggregate;

•

adopting a plan of merger or complete or partial liquidation or dissolution, consolidation, recapitalization or bankruptcy reorganization, except as explicitly permitted by the terms of the Merger Agreement in a manner that would not reasonably be expected to be materially adverse or prevent or impair the ability to consummate the Merger;

•

making any payment, distribution or transfer of assets to TPT Advisor or its affiliates (other than TPT and any TPT subsidiary) except in such amount and as expressly contemplated by the Merger Agreement or the TPT Advisory Agreement; or

•	agreeing or entering into any arrangement or understanding to take any action with respect to any of the foregoing.

Nothing in the Merger Agreement will prohibit Terra BDC or TPT from taking any action, at any time or from time to time, that in the reasonable judgment of the Terra BDC Board or TPT Board, upon advice of counsel to Terra BDC or TPT, is reasonably necessary for Terra BDC or TPT to avoid or to continue to avoid incurring entity level income or excise taxes under the Code or to maintain its qualification as a REIT for any period or portion thereof ending on or prior to the Effective Time, including making dividend or any other actual, constructive or deemed distribution payments to stockholders of Terra BDC or TPT in accordance with the Merger Agreement.

No Solicitation of Transactions

Except as expressly permitted by the Merger Agreement, Terra BDC and the Terra BDC Advisor may not, and Terra BDC must cause each of the Terra BDC’s subsidiaries not to, and must instruct and use their commercially reasonable efforts to cause their respective representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate any inquiry, proposal or offer with respect to, or the announcement, making or completion of, any Acquisition Proposal (as defined below), or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person (other than TPT or its representatives) any non-public information or data in furtherance of, any Acquisition Proposal or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (iii) enter into any definitive acquisition agreement, merger agreement, share exchange agreement, consolidation agreement, option agreement, joint venture agreement or partnership agreement (including any letter of intent or agreement in principle) (each, an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal, (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement or any takeover statute or (v) agree, approve, recommend or propose to do any of the foregoing.

Terra BDC Board Recommendation

Except as discussed below in “Superior Proposal and Intervening Event Provisions,” the Merger Agreement limits the ability of the Terra BDC Board to fail to make or withdraw the Terra BDC Board Recommendation in a manner adverse to TPT, to approve or recommend another Acquisition Proposal, or to take similar actions (referred to as an “Adverse Recommendation Change”).

Superior Proposal and Intervening Event Provisions

The Merger Agreement provides that, beginning upon the execution of the Merger Agreement and until the Terra BDC Stockholder Approvals have been obtained, the Terra BDC Board has the right, directly or indirectly, to do the following:

(i)	make an Adverse Recommendation Change in response to an Acquisition Proposal, or terminate the Merger Agreement in accordance with its terms in order to concurrently enter into an Alternative

Acquisition Agreement with respect to an Acquisition Proposal, if: (A) such Acquisition Proposal did not result from a material breach of the Merger Agreement; (B) the Terra BDC Board (based on the recommendation of the Terra BDC Special Committee) determines in good faith (after consultation with outside counsel and a financial advisor) that such Acquisition Proposal constitutes a Superior Proposal (as defined below) and determines in good faith (after consultation with outside counsel) that its failure to take such action would be inconsistent with the duties of the Terra BDC directors under applicable law; (C) Terra BDC notifies TPT in writing, at least four business days prior to effecting such Adverse Recommendation Change (the “Superior Proposal Notice Period”), of its intention to effect such Adverse Recommendation Change or give notice of such termination, (D) during the Superior Proposal Notice Period, Terra BDC negotiates with TPT in good faith to make such adjustments to the terms of the Merger Agreement so that the Acquisition Proposal that is the subject of the Superior Proposal notice described in clause (C) above ceases to be a Superior Proposal; (E) after the expiration of the negotiation period described in clause (D) above, the Terra BDC Board (based on the recommendation of the Terra BDC Special Committee) determines in good faith (after consultation with outside counsel and a financial advisor and after taking into account any amendments to the Merger Agreement that TPT has irrevocably agreed in writing to make as a result of the negotiations contemplated by clause (D) above) that such Acquisition Proposal constitutes a Superior Proposal and determines in good faith (after consultation with outside counsel) that its failure to make an Adverse Recommendation Change or to give such notice of termination would be inconsistent with the duties of the Terra BDC directors under applicable law; and (F) prior to Terra BDC entering into an Alternative Acquisition Agreement concerning such Superior Proposal, Terra BDC terminates the Merger Agreement in accordance with the terms thereof; or

(ii)

make an Adverse Recommendation Change in response to an Intervening Event (as defined below), if: (A) the Terra BDC Board (based on the recommendation of the Terra BDC Special Committee) determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with the duties of the Terra BDC directors under applicable law; (B) Terra BDC notifies TPT in writing, at least four business days prior to effecting such Adverse Recommendation Change (the “Intervening Event Notice Period”), of its intention to effect such Adverse Recommendation Change, (C) during the Intervening Event Notice Period, Terra BDC negotiates with TPT in good faith to make such adjustments to the terms and conditions of the Merger Agreement such that failure to make an Adverse Recommendation Change would no longer be inconsistent with the duties of the Terra BDC directors under applicable law, and (D) the Terra BDC Board (based on the recommendation of the Terra BDC Special Committee) determines, after the end of the Intervening Event Notice Period, in good faith (after consultation with outside counsel and after taking into account any amendments to the Merger Agreement that TPT has irrevocably agreed in writing to make as a result of the negotiations contemplated by clause (C) above) that, in light of the Intervening Event, failure to make an Adverse Recommendation Change would be inconsistent with the duties of the Terra BDC directors under applicable law.

Certain Definitions

For purposes of the Merger Agreement provisions discussed in “Superior Proposal and Intervening Event Provisions” above:

•

“Acquisition Proposal” means any proposal, offer or inquiry from any Person or group of Persons relating to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, including any merger, reorganization, share exchange, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, business combination, liquidation, dissolution, joint venture or similar transaction, (A) of or for assets or businesses of Terra BDC and Terra BDC’s subsidiaries that generate 20% or more of the net revenues or net income or that represent 20% or more of the consolidated total assets (based on fair market value) of Terra BDC and Terra BDC’s subsidiaries, taken as a whole, immediately prior to such transaction or (B) of or for 20% or more of any class of capital stock, other equity security or voting power of Terra BDC (or any resulting parent company of Terra BDC), in each case other than the transactions contemplated by the Merger Agreement.

•

“Intervening Event” means a change in circumstances or development that materially affects the business, assets or operations of Terra BDC and Terra BDC’s subsidiaries, taken as a whole, that was not known to or reasonably foreseeable by the Terra BDC Board prior to the execution of the Merger Agreement, which change in circumstances or development becomes known to the Terra BDC Board prior to the Terra BDC Stockholder Approvals being obtained; provided, however, that in no event will the following events, circumstances or changes in circumstances constitute an Intervening Event: (i) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof, (ii) any effect arising out of or related to the COVID-19 pandemic, (iii) the fact that Terra BDC exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period, (iv) any material fact, event, change, development or circumstances resulting from or arising out of any breach of the Merger Agreement by Terra BDC, and (v) any effect arising out of the announcement or pendency of, or actions required to be taken pursuant to, the Merger Agreement.

•

“Superior Proposal” means any bona fide unsolicited written Acquisition Proposal made after the date of the Merger Agreement (with all percentages included in the definition of “Acquisition Proposal” increased to 50%), taking into account the feasibility and certainty of consummation of such Acquisition Proposal on the terms proposed and all legal, financial, regulatory and other aspects of the proposal and the person making the proposal that the Terra BDC Board deems relevant, that, (A) if consummated, would be more favorable to the stockholders of Terra BDC from a financial point of view (in their capacities as stockholders) than the Merger and the other transactions contemplated by the Merger Agreement (including any adjustment to the terms and conditions thereof proposed in writing by TPT in response to any such Acquisition Proposal) and (B) does not include a financing contingency.

Conditions to Closing

Conditions to Each Party’s Obligations

The respective obligation of each of Terra BDC, on the one hand, and TPT, on the other hand (each referred to below as a “Party” and collectively as the “Parties”), to consummate the Merger and to consummate the other transactions contemplated by the Merger Agreement are subject to the satisfaction or, to the extent permitted by law, waiver by each of the Terra BDC Special Committee and the TPT Special Committee at or prior to the Effective Time of the following conditions:

•	the receipt of all consents, authorizations, orders or approvals of each governmental authority or agency necessary for the consummation of the Merger;

•	the Terra BDC Stockholder Approvals having been obtained;

•	the TPT Charter Amendment becoming effective pursuant to the MGCL;

•	the absence of any order, injunction, judgment, decree or law prohibiting the consummation of the Merger; and

•	this registration statement on Form S-4, registering the shares of TPT Class B Common Stock being issued in the Merger, shall have been declared effective by the SEC.

Conditions to Obligations of Terra BDC

The obligations of Terra BDC to effect the Merger and to consummate the other transactions contemplated by the Merger Agreement are subject to the satisfaction or, to the extent permitted by law, waiver by the Terra BDC Special Committee, at or prior to the Effective Time, of the following additional conditions:

•

the accuracy of the representations and warranties of TPT and Merger Sub in the Merger Agreement (with such representations and warranties subject to varying levels of required accuracy, ranging from accurate with only de minimis exceptions to accurate in all material respects or with exceptions that do not collectively constitute or result in a Material Adverse Effect with respect to TPT);

•	TPT’s and Merger Sub’s performance and compliance in all material respects with their obligations, agreements and covenants under the Merger Agreement;

•	the absence of the occurrence of a Material Adverse Effect with respect to TPT;

•	the delivery by TPT of an officer’s certificate certifying that the various conditions to the closing of the Merger have been satisfied;

•

the delivery of an opinion by Alston & Bird LLP that TPT has been organized and operated in conformity with the requirements for qualification and taxation as a REIT and that its actual and proposed method of operation will enable it to meet, for its taxable year that includes the Effective Time, the requirements for qualification and taxation as a REIT;

•	the delivery of an opinion by Venable LLP that the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code; and

•	the Terra BDC Designees having been elected to the TPT Board.

Conditions to Obligations of TPT

The obligations of TPT to effect the Merger and to consummate the other transactions contemplated by the Merger Agreement are subject to the satisfaction or, to the extent permitted by law, waiver by the TPT Special Committee, at or prior to the Effective Time, of the following additional conditions:

•

the accuracy of the representations and warranties of Terra BDC in the Merger Agreement (with such representations and warranties subject to varying levels of required accuracy, ranging from accurate with only de minimis exceptions to accurate in all material respects or with exceptions that do not collectively constitute or result in a Material Adverse Effect with respect to Terra BDC);

•	Terra BDC’s performance and compliance in all material respects with their obligations, agreements and covenants under the Merger Agreement;

•	the absence of the occurrence of a Material Adverse Effect with respect to Terra BDC;

•	the delivery by Terra BDC of an officer’s certificate certifying that the various conditions to the closing of the Merger have been satisfied;

•

the delivery of an opinion by Alston & Bird LLP that Terra BDC has been organized and operated in conformity with the requirements for qualification and taxation as a REIT and that its actual and proposed method of operation will enable it to meet, for its taxable year that includes the Effective Time, the requirements for qualification and taxation as a REIT; and

•	the delivery of an opinion by Alston & Bird LLP that the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement and Termination Fees

Termination by Mutual Consent

The Merger Agreement may be terminated at any time prior to the Effective Time by mutual written consent of each of TPT and Terra BDC.

Termination by Either Party

The Merger Agreement may be terminated at any time prior to the Effective Time by either TPT or Terra BDC:

•

if the Merger has not have occurred by the Outside Date; provided, that this right to terminate the Merger Agreement will not be available to any party if the failure of such party to perform in all material respects its obligations under the Merger Agreement is cause of the failure of the Merger to be consummated by the Outside Date;

•

if a court or other governmental authority issues a final and nonappealable order prohibiting the Merger; provided, that this right to terminate the Merger Agreement will not be available to any party if the failure of such party to perform in all material respects its obligations under the Merger Agreement is primary cause of such final, non-appealable order; or

•

if the required Terra BDC Stockholder Approvals are not obtained; provided, that this right to terminate the Merger Agreement will not be available to a party if the failure to receive the Terra BDC Stockholder Approvals was primarily due to the failure of a party to perform in all material respects its obligations under the Merger Agreement.

Termination by Terra BDC

The Merger Agreement may be terminated at any time prior to the Effective Time by Terra BDC (upon the approval by the Terra BDC Special Committee):

•

if TPT has breached or failed to perform any of its representations, warranties, obligations, covenants or agreements set forth in the Merger Agreement, which breach or failure, either individually or in the aggregate, if continuing at the Effective Time (A) would result in the failure of any of the conditions to closings set forth in the Merger Agreement and (B) cannot be cured or waived by the Outside Date; or

•

prior to obtaining the Terra BDC Stockholder Approvals, in order to substantially concurrently enter into an Alternative Acquisition Agreement providing for a Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, the Merger Agreement; provided, that such right to terminate shall only apply if (A) such Superior Proposal did not result from a breach of any of the provisions set forth in the Merger Agreement and (B) prior to or simultaneously with such termination, Terra BDC pays TPT a termination fee in the amount of $2,575,533 (provided that a reduced termination fee of $1,103,800 is payable under certain circumstances set forth in the Merger Agreement).

Termination by TPT

The Merger Agreement may be terminated at any time prior to the Effective Time by TPT:

•

if Terra BDC has breached or failed to perform any of its representations, warranties, obligations, covenants or agreements set forth in the Merger Agreement, which breach or failure, either individually or in the aggregate, if continuing at the Effective Time (A) would result in the failure of any of the conditions to closings set forth in the Merger Agreement and (B) cannot be cured or waived by the Outside Date; or

•

prior to obtaining the Terra BDC Stockholder Approvals, if (A) the Terra BDC Board has effected an Adverse Recommendation Change or (B) Terra BDC has materially breached any of the provisions set forth in Section 7.3 of the Merger Agreement (as discussed above in “No Solicitation of Transactions”). Promptly following such termination, Terra BDC will pay TPT a termination fee in the amount of $2,575,533.

Termination Fees Payable in Other Circumstances

In addition to the foregoing, if the Merger Agreement is terminated (i) by Terra BDC or TPT because the requisite Terra BDC Stockholder Approvals have not been obtained or (ii) by TPT because of a material breach of the Merger Agreement by Terra BDC and, (A) prior to such termination, an Acquisition Proposal has been received by Terra BDC or its representatives, is made directly to Terra BDC’s stockholders or is otherwise publicly disclosed or is otherwise communicated to the Terra BDC Board or Terra BDC Special Committee, or any person has publicly announced an intention to make an Acquisition Proposal and (B) within nine months after the date of such termination, Terra BDC enters into a definitive agreement in respect of, or consummates, any Acquisition Proposal (provided that for such purposes, each reference to “20% or more” in the definition of Acquisition Proposal will be deemed to be references to “more than 50%”), then Terra BDC will pay TPT a termination fee in the amount of $2,575,533.

Board Representation; Voting Support Agreement

Subject to the occurrence of the Merger, the TPT Board is required, effective as of the Effective Time, to increase the number of directors comprising the TPT Board to six and to cause the Terra BDC Designees to be elected to the TPT Board. Each of the Terra BDC Designees is currently a member of the Terra BDC Board. If a Terra BDC Designee is not able or willing to serve on the TPT Board as of the Effective Time, Terra BDC will select, within a reasonable period of time prior to the Effective Time, a replacement, and the TPT Board will elect such replacement as a member of the TPT Board as of the Effective Time.

Prior to the Effective Time, Terra JV, Terra Offshore REIT and TPT will enter into the Voting Support Agreement, which will provide, effective as of the Effective Time, that Terra JV and Terra Offshore REIT will, at any meeting of stockholders of TPT called for the purpose of electing directors (or by any consent in writing or by electronic transmission in lieu of any such meeting) cast all votes entitled to be cast by each of them in favor of the election of the Terra BDC Designees until the earlier of (i) the first anniversary of the Closing, (ii) the TPT Class B Common Stock Distributions or (iii) an amendment and restatement of the TPT Advisory Agreement approved by the TPT Board, including the Terra BDC Designees.

Terra BDC Notes

In connection with the Closing, Merger Sub will have taken all necessary action to assume the due and punctual payment of the principal of (and premium, if any, on) and interest, if any, on all of Terra BDC’s 7.00% Notes due 2026 that are outstanding as of the Effective Time and the performance of every covenant of the Indenture on the part of Terra BDC to be performed or observed, including, without limitation, the execution and delivery to the Trustee of a supplement to the Indenture in form satisfactory to the Trustee.

Indemnification

The Merger Agreement provides that, during the period commencing as of the Effective Time and ending on the sixth anniversary of the Effective Time, TPT will indemnify and hold harmless the current or former managers, directors, officers, partners, members, trustees, employees, agents, fiduciaries or other individuals of Terra BDC or any of Terra BDC’s subsidiaries, in each case to the fullest extent permitted as of the Effective Time by TPT’s governing documents.

Amendment

Subject to compliance with applicable law, the Merger Agreement may be amended by mutual agreement of the parties by action taken or authorized by the Terra BDC Board (on the recommendation of the Terra BDC Special Committee) and the TPT Board (on the recommendation of the TPT Special Committee), respectively, at any time before or after receipt of the Terra BDC Stockholder Approvals and prior to the Effective Time; provided, however, that after the Terra BDC Stockholder Approvals have been obtained, there may not be (i) any amendment of the Merger Agreement that changes the amount or the form of the consideration to be delivered under the Merger Agreement to the Terra BDC Stockholders, or which under applicable law requires the further approval of the stockholders of Terra BDC without such further approval of such stockholders, or (ii) any amendment or change not permitted under applicable law.

TERMINATION AGREEMENT

Concurrently with the execution of the Merger Agreement, Terra BDC and Terra BDC Advisor entered into the Termination Agreement. Pursuant to the Termination Agreement, effective as of the Effective Time, (i) the Terra BDC Advisory Agreement will terminate and (ii) the Terra BDC Advisor will waive any claim or right it has or may have to any distribution, fee or payment, if any, that would otherwise be payable by or on behalf of Terra BDC as a result of the Merger or the termination of the Terra BDC Advisory Agreement. Pursuant to the Termination Agreement, Terra BDC Advisor will be entitled to receive all fees, expenses, and any other amounts accrued, due and owing to the Terra BDC Advisor under the Advisory Agreement through the Effective Time.

DESCRIPTION OF TPT’S CAPITAL STOCK

The following is a summary of some of the terms of TPT’s capital stock, the TPT Charter, the TPT Bylaws and certain provisions of the MGCL. You should read the TPT Charter and the TPT Bylaws and the applicable provisions of the MGCL for complete information on TPT’s capital stock. The following summary is not complete and is subject to, and qualified in its entirety by reference to, the MGCL and the applicable provisions of the TPT Charter and the TPT Bylaws. To obtain copies of these documents, see “Where You Can Find More Information” beginning on page 141.

The following description of TPT’s capital stock applies to the capital stock of the Combined Company after the Merger, except as otherwise noted. For additional information, see “Comparison of Rights of Terra BDC Stockholders and TPT Stockholders” beginning on page 123.

Shares Authorized

The TPT Charter provides that TPT has authority to issue 500,000,000 shares of stock, consisting of (i) 450,000,000 shares of common stock, $0.01 par value per share, and (ii) 50,000,000 shares of preferred stock, $0.01 par value per share (“Preferred Stock”), of which 125 shares of Preferred Stock have been classified and designated as 12.5% Series A Redeemable Cumulative Preferred Stock, $1,000 liquidation value per share (“Series A Preferred Shares”).

Prior to the Closing and in accordance with the Merger Agreement, TPT will file the TPT Charter Amendment with the SDAT. Pursuant to the TPT Charter Amendment, TPT will have authority to issue 950,000,000 shares of stock, consisting of 450,000,000 shares of TPT Class A Common Stock, 450,000,000 shares of TPT Class B Common Stock and 50,000,000 shares of Preferred Stock. In addition, upon the filing and effectiveness of the TPT Charter Amendment, each share of TPT Common Stock issued and outstanding immediately prior to the Effective Time will be automatically changed into one issued and outstanding share of TPT Class B Common Stock.

Shares Outstanding

As of the Record Date, TPT had 19,487,460.54 shares of common stock issued and outstanding and 125 Series A Preferred Shares issued and outstanding.

Immediately following the Effective Time, the Combined Company is expected to have approximately 4,833,725 shares of TPT Class B Common Stock and 125 Series A Preferred Shares issued and outstanding.

Common Stock

Voting Rights

Subject to the provisions of the TPT Charter regarding the restrictions on ownership and transfer of stock, and except as may otherwise be specified in the TPT Charter, each share of common stock shall entitle the holder thereof to cast one vote on each matter submitted to a vote at a meeting of stockholders. A plurality of all the votes cast in the election of directors is sufficient to elect a director and there is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Dividends, Distributions and Other Rights

Subject to the preferential rights, if any, of holders of any other class or series of stock and to the provisions of the TPT Charter regarding the restrictions on transfer and ownership of stock, holders of outstanding common stock are entitled to receive dividends on such common stock if, as and when authorized by the TPT Board and declared by TPT out of assets legally available therefor. Holders of common stock have no preference, exchange, sinking fund or redemption rights, have no preemptive rights to subscribe for any securities of TPT and generally have no appraisal rights unless the TPT Board determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights.

Without limiting the foregoing, except as set forth below, (i) each share of common stock shall have identical preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption as each other share of common stock and all provisions of the TPT Charter applicable to common stock shall apply to each class of common stock, and (ii) the shares of common stock shall rank equally, share ratably and be identical in all respects as to all matters.

Class B Common Stock

Rights

The terms of the TPT Class B Common Stock will be designated by the TPT Charter Amendment to be filed with the SDAT by TPT prior to the Closing in accordance with the Merger Agreement. The TPT Class B Common Stock will rank equally with and will have identical preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption as each other share of TPT Common Stock, except as set forth below with respect to conversion.

Conversion

On the First Conversion Date, one-third of the issued and outstanding shares of TPT Class B Common Stock will automatically convert into an equal number of shares of TPT Class A Common Stock. On the Second Conversion Date, one-half of the issued and outstanding shares of Class B Common Stock will automatically convert into an equal number of shares of TPT Class A Common Stock. On the Third Conversion Date, all of the issued and outstanding shares of TPT Class B Common Stock will automatically convert into an equal number of shares of TPT Class A Common Stock. The conversion of the shares of TPT Class B Common Stock issued in the Merger is conditioned upon the listing of shares of TPT Class A Common Stock on a securities exchange, and therefore there can be no guarantee that such conversion will occur.

Power to Reclassify the Unissued Shares of Common Stock or Preferred Stock

The TPT Charter authorizes the TPT Board to classify and reclassify any unissued shares of common stock or Preferred Stock into other classes or series of stock, including one or more classes or series of stock that have priority with respect to voting rights or dividends or upon liquidation, and authorizes TPT to issue the newly classified shares.

Power to Increase or Decrease Authorized Shares of Stock and Issue Additional Shares of Common Stock and Preferred Stock

The TPT Board may, upon the affirmative vote of a majority of the entire TPT Board, amend the TPT Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that TPT has the authority to issue, without stockholder approval.

Meetings and Special Voting Requirements

An annual meeting of the TPT stockholders will be held each year on a specific date and time set by the TPT Board. Special meetings of stockholders may be called by the Chairman of the TPT Board, TPT’s Chief

Executive Officer, TPT’s President and the TPT Board. Except as described below, a special meeting of stockholders shall be held on the date and at the time and place set by the Chairman of the TPT Board, TPT’s Chief Executive Officer, TPT’s President or the TPT Board, as applicable. Subject to the provisions of the TPT Bylaws, a special meeting of stockholders will be called by TPT’s Secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast at least a majority of the votes entitled to be cast on such matter at such meeting. Only matters set forth in the notice of the TPT special meeting maybe considered and acted upon at such a meeting.

TPT reserves the right from time to time to make any amendment to the TPT Charter, including any amendment altering the terms or contract rights, as expressly set forth in the TPT Charter, of any shares of outstanding stock. All rights and powers conferred by the TPT Charter on stockholders, directors and officers are granted subject to this reservation. Except as set forth below and except for those amendments permitted to be made without stockholder approval under Maryland law or by specific provision in the TPT Charter, any amendment to the TPT Charter shall be valid only if declared advisable by the TPT Board and approved by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter. Any amendment to Section 5.8 (relating to removal of directors), Article VII (relating to the restrictions on ownership and transfer of stock) or to the final sentence of Article VIII (relating to certain amendments) of the TPT Charter shall be valid only if declared advisable by the TPT Board and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all the votes entitled to be cast on the matter.

Restriction on Ownership of Shares of Capital Stock

For TPT to qualify as a REIT, no more than 50% in value of the outstanding shares of stock of TPT may be owned, directly or indirectly through the application of certain attribution rules under the Code, by any five or fewer individuals, as defined in the Code to include specified entities, during the last half of any taxable year. In addition, the outstanding shares of stock of TPT must be owned by 100 or more persons independent of TPT and each other during at least 335 days of a 12-month taxable year or during a proportionate part of a shorter taxable year, excluding TPT’s first taxable year for which TPT elect to be taxed as a REIT. In addition, TPT must meet requirements regarding the nature of TPT’s gross income to qualify as a REIT. One of these requirements is that at least 75% of TPT’s gross income for each calendar year must consist of rents from real property and income from other real property investments. To assist TPT in preserving TPT’s status as a REIT, among other purposes, the TPT Charter contains limitations on the ownership and transfer of shares of stock of TPT which prohibit: (1) any person or entity from owning or acquiring, directly or indirectly, more than 9.8% of the value or number of shares, whichever is more restrictive, of the aggregate of the then outstanding shares of TPT’s capital stock, the then outstanding shares of TPT Common Stock or the then outstanding shares of any class or series of Preferred Stock and (2) any transfer of or other event or transaction with respect to shares of capital stock that would result in the beneficial ownership of TPT’s outstanding shares of capital stock by fewer than 100 persons. In addition, the TPT charter prohibits any transfer of, or other event with respect to, shares of TPT’s capital stock that (1) would result in TPT being “closely held” within the meaning of Section 856(h) of the Code or (2) would otherwise cause TPT to fail to qualify as a REIT.

The TPT Charter provides that the shares of TPT’s capital stock that, if transferred, would: (1) result in a violation of the 9.8% ownership limits; (2) result in TPT being “closely held” within the meaning of Section 856(h) of the Code; or (3) otherwise cause TPT to fail to qualify as a REIT, will be transferred automatically to a trust effective on the business day before the purported transfer of such shares of TPT’s capital stock. TPT will designate a trustee of the trust that will not be affiliated with TPT or the purported transferee or record holder. TPT will also name a charitable organization as beneficiary of the trust. The trustee will receive all distributions on the shares of TPT’s capital stock in the trust and will hold such distributions in trust for the benefit of the beneficiary. The trustee also will vote the shares of capital stock in the trust and, subject to Maryland law, will have the authority to rescind as void any vote cast by the intended transferee prior to TPT’s discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if TPT has already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote. The intended transferee will acquire no rights in such shares of capital stock, unless, in the case of a transfer that would cause a violation of the 9.8% ownership limits the transfer is exempted (prospectively or retroactively) by the TPT Board from the ownership limits based upon receipt of information (including certain representations and undertakings from the intended transferee) that such transfer would not violate the provisions of the Code for TPT’s qualification as a REIT. If the transfer to the trust would not be effective for any reason to prevent a violation of the foregoing limitations on ownership and transfer, then the transfer of that number of shares that otherwise would cause the violation will be null and void, with the intended transferee acquiring no rights in such shares. In addition, the TPT Charter provides that any transfer of shares of TPT’s capital stock that would result in shares of TPT’s capital stock being beneficially owned by fewer than 100 persons will be null and void and the intended transferee will acquire no rights in such shares of TPT’s capital stock.

Within 20 days of receiving notice from TPT that shares of stock of TPT have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee and to the charitable beneficiary as follows. The intended transferee will receive an amount equal to the lesser of (1) the price paid by the intended transferee for the shares or, if the intended transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the “market price” (as defined in the TPT Charter) of the shares on the day of the event causing the shares to be held in the trust and (2) the price received by the trustee from the sale or other disposition of the shares. The trustee may reduce the amount payable to the intended transferee by the amount of dividends and other distributions which have been paid to the intended transferee and are owed by the intended transferee to the trustee. Any net sale proceeds in excess of the amount payable to the intended transferee will be paid immediately to the charitable beneficiary. If, prior to TPT’s discovery that shares have been transferred to the trust, the shares are sold by the intended transferee, then (1) the shares will be deemed to have been sold on behalf of the trust and (2) to the extent that the intended transferee received an amount for the shares that exceeds the amount described above that such intended transferee was entitled to receive, such excess will be paid to the trustee upon demand.

In addition, shares of stock of TPT held in the trust will be deemed to have been offered for sale to TPT, or TPT’s designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (2) the market price on the date TPT, or TPT’s designee, accept the offer. TPT will have the right to accept the offer until the trustee has sold the shares. Upon a sale to TPT, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee. TPT may reduce the amount payable to the intended transferee by the amount of dividends and other distributions which have been paid to the intended transferee and are owed by the intended transferee to the trustee. TPT may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary.

Any person who acquires or attempts or intends to acquire shares of TPT’s capital stock in violation of the foregoing restrictions or who owns shares of TPT’s capital stock that were transferred to any such trust is required to give immediate written notice to TPT or, in the case of a proposed or attempted transaction, at least 15 days’ prior written notice. In both cases, such persons must provide to TPT such other information as TPT may request to determine the effect, if any, of such event on TPT’s status as a REIT. The foregoing restrictions will continue to apply until the TPT Board determines it is no longer in TPT’s best interest to attempt to, or to continue to qualify as a REIT or that compliance is no longer required in order for REIT qualification.

The ownership limits do not apply to a person or persons that the TPT Board exempts (prospectively or retroactively) from the ownership limits upon appropriate assurances that TPT’s qualification as a REIT is not jeopardized. The TPT Board may impose such conditions or restrictions as it deems appropriate in connection with granting such exception.

Business Combinations

Under the MGCL, business combinations between a Maryland corporation and an interested stockholder or the interested stockholder’s affiliate are prohibited for five years after the most recent date on which the stockholder becomes an interested stockholder. For this purpose, the term “business combinations” includes mergers, consolidations, share exchanges or, in circumstances specified in the MGCL, asset transfers and issuances or reclassifications of equity securities. An “interested stockholder” is defined for this purpose as: (1) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or (2) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation. A person is not an interested stockholder under the MGCL if the board of directors approved in advance the transaction by which the person otherwise would become an interested stockholder. However, in approving the transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any such business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares of stock held by the interested stockholder or its affiliate with whom the business combination is to be effected, or held by an affiliate or associate of the interested stockholder.

These super majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares of common stock in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares of common stock.

None of these provisions of the MGCL will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the business combination statute, the TPT Board has exempted any business combination (i) between TPT and any of its affiliates and (ii) between TPT and any other person, provided that such business combination is first approved by the TPT Board (including a majority of TPT’s directors who are not affiliates or associates of such person). Consequently, the five- year prohibition and the super majority vote requirements will not apply to business combinations between TPT and any of its affiliates or any other person, provided that such business combination is first approved by the TPT Board (including a majority of TPT’s directors who are not affiliates or associates of such person). As a result, any person may be able to enter into business combinations with TPT that may not be in the best interest of TPT stockholders, without compliance with the supermajority vote requirements and other provisions of the statute.

Should the TPT Board opt into the business combination statute in the future or fail to first approve a business combination with any person other than an affiliate of TPT, it may discourage others from trying to acquire control of TPT and increase the difficulty of consummating any offer.

Control Share Acquisitions

The MGCL provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquiror, by officers or by employees who are directors of the corporation are not entitled to vote on the matter. “Control shares” are voting shares of stock that, if aggregated with all other shares of stock owned by the acquiror or with respect to which the acquiror has the right to vote or to direct the voting of, other than solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting powers:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. Except as otherwise specified in the statute, a “control share acquisition” means the acquisition of issued and outstanding control shares. Once a person who has made or proposes to make a control share acquisition has undertaken to pay expenses and has satisfied other required conditions, the person may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares of stock. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting. If voting rights are not approved for the control shares at the meeting or if the acquiring person does not deliver an “acquiring person statement” for the control shares as required by the statute, the corporation may repurchase any or all of the control shares for their fair value, except for control shares for which voting rights have previously been approved. Fair value is to be determined for this purpose without regard to the absence of voting rights for the control shares, and is to be determined as of the date any meeting of stockholders at which the voting rights for control shares are considered and not approved or, if no such meeting is held, as of the date of the last control share acquisition.

If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares of stock as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply to shares of stock acquired in a merger or consolidation or on a stock exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation. As permitted by the MGCL, TPT has provided in the TPT Bylaws that the control share provisions of the MGCL will not apply to any acquisition by any person of shares of TPT stock, but the TPT Board retains the discretion to opt into these provisions in the future.

Advance Notice of Director Nominations and New Business

The TPT Bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the TPT Board and the proposal of business to be considered by a stockholder may be made only (1) pursuant to TPT’s notice of the meeting, (2) by or at the direction of the TPT Board or (3) by a stockholder who is a stockholder of record as of the record date set by the TPT Board for the purpose of determining stockholders entitled to vote at the annual meeting, at the time of giving the advance notice required by the TPT Bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures of the TPT Bylaws. With respect to special meetings of stockholders, only the business specified in TPT’s notice of the meeting may be brought before the meeting. Nominations of individuals for election to the TPT Board at a special meeting may be made only (1) by or at the direction of the TPT Board or (2) provided that the special meeting has been called in accordance with the TPT Bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record as of the record date set by the TPT Board for the purpose of determining stockholders entitled to vote at the special meeting, at the time of giving the advance notice required by the TPT Bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of the TPT Bylaws.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL, or Subtitle 8, permits the board of directors of a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in its charter or bylaws, to any or all of five provisions:

•	a classified board of directors;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•

a requirement that vacancies on the board of directors be filled only by the remaining directors and (if the board is classified) for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

The TPT Charter provides that, at such time as TPT is able to make a Subtitle 8 election, vacancies on the TPT Board may be filled only by the remaining directors and (if the TPT Board is classified in the future) for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in the TPT Charter and TPT Bylaws unrelated to Subtitle 8, TPT already (i) requires the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast generally in the election of directors for the removal of any director from the TPT Board, with cause, (ii) vests in the TPT Board the exclusive power to fix the number of directorships and (iii) requires, unless called by the Chairman of the TPT Board, TPT’s Chief Executive Officer, TPT’s President or the TPT Board, the written request of stockholders entitled to cast not less than a majority of all votes entitled to be cast on any matter that may properly be considered at a meeting of stockholders to call a special meeting of stockholders to act on such matter.

REIT Qualification

The TPT Charter provides that the TPT Board may revoke or otherwise terminate TPT’s REIT election, without approval of TPT’s stockholders, if TPT determines that it is no longer in TPT’s best interests to attempt to qualify, or to continue to qualify, as a REIT.

Exclusive Forum

The TPT Bylaws provide that, unless TPT consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the U.S. District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in Section 1-101(p) of the MGCL, or any successor provision thereof, (b) any derivative action or proceeding brought on behalf of TPT, other than actions arising under the federal securities laws, (c) any action asserting a claim of breach of any duty owed by any director or officer or other employee of the Corporation to TPT or to the stockholders of TPT, (d) any action asserting a claim against TPT or any director or officer or other employee of TPT arising pursuant to any provision of the MGCL, the TPT Charter or the TPT Bylaws, or (e) any action asserting a claim against TPT or any director or officer or other employee of TPT that is governed by the internal affairs doctrine. None of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless TPT consents in writing to such court.

COMPARISON OF RIGHTS OF TERRA BDC STOCKHOLDERS AND TPT STOCKHOLDERS

If the Merger is consummated, Terra BDC Stockholders will become TPT stockholders. The rights of Terra BDC Stockholders are currently governed by and subject to the provisions of the MGCL and the Terra BDC Charter and Terra BDC Bylaws. Upon consummation of the Merger, the rights of the former Terra BDC Stockholders who receive TPT Class B Common Stock will be governed by the provisions of the MGCL and the TPT Charter and TPT Bylaws, rather than the Terra BDC Charter and Terra BDC Bylaws.

The following is a summary of the material differences between the rights of holders of Terra BDC Common Stock and holders of TPT Class B Common Stock. This section does not include a complete description of all differences between the rights of holders of Terra BDC Common Stock and holders of TPT Class B Common Stock, nor does it include a complete description of the specific rights of such holders or the terms of the TPT Class B Common Stock to be issued in connection with the Merger. The identification of some of the differences in the rights of such holders as material is not intended to indicate that other differences that may be equally important do not exist. The following summary is qualified in its entirety by reference to the relevant provisions of: (i) Maryland law; (ii) the Terra BDC Charter; (iii) the TPT Charter; (iv) the Terra BDC Bylaws; and (v) the TPT Bylaws, copies of which are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information.”

Rights of TPT Stockholders (which will be the
rights of stockholders of the Combined
Company following the Merger) (all
capitalized terms below not otherwise defined
shall have the meaning ascribed to them in the
TPT Charter)

Rights of Terra BDC Stockholders (all capitalized terms below not otherwise defined shall have the meaning ascribed to them in the Terra BDC Charter)
Corporate Governance	TPT is a Maryland corporation that elected to be taxed as a REIT for federal income tax purposes. The rights of TPT stockholders are governed by the MGCL, the TPT Charter and the TPT Bylaws.

Terra BDC is a Maryland corporation that has elected to be regulated as a BDC under the Investment Company Act and to be taxed as a REIT for U.S. federal income tax purposes.

The rights of Terra BDC stockholders are governed by the MGCL, the Terra BDC Charter, the Terra BDC Bylaws and the provisions of the Investment Company Act applicable to BDCs.

Authorized Capital Stock

TPT is authorized to issue 500,000,000 shares of stock, consisting of (i) 450,000,000 shares of TPT Common Stock and (ii) 50,000,000 shares of Preferred Stock, of which 125 shares have been classified and designated as Series A Preferred Shares.

As of the close of business on July 22, 2022, (i) 19,487,460.54 shares of TPT Common Stock and (ii) 125 Series A Preferred Shares were issued and outstanding.

Prior to the Effective Time, TPT will file the TPT Charter Amendment with the SDAT. Pursuant to the TPT Charter Amendment, (i) the authorized shares of stock which TPT has authority to issue will be increased from 500,000,000 to 950,000,000, consisting of

Terra BDC is currently authorized to issue 500,000,000 shares of stock, consisting of (i) 450,000,000 shares Terra BDC Common Stock and (ii) 50,000,000 shares of preferred stock, $0.01 par value per share.

As of the close of business on July 22, 2022, Terra BDC had 8,125,400.22 shares of Terra BDC Common Stock and no shares of preferred stock issued and outstanding.

Rights of TPT Stockholders (which will be the
rights of stockholders of the Combined
Company following the Merger) (all
capitalized terms below not otherwise defined
shall have the meaning ascribed to them in the
TPT Charter)

Rights of Terra BDC Stockholders (all capitalized terms below not otherwise defined shall have the meaning ascribed to them in the Terra BDC Charter)

450,000,000 shares of TPT Class A Common Stock, 450,000,000 shares of TPT Class B Common Stock and 50,000,000 shares of Preferred Stock, and (ii) each share of TPT Common Stock issued and outstanding immediately prior to the Effective Time will be automatically changed into one issued and outstanding share of TPT Class B Common Stock.

Conversion of Shares of Stock	On the First Conversion Date, one-third of the issued and outstanding shares of TPT Class B Common Stock will automatically convert into an equal number of shares of TPT Class A Common Stock. On the Second Conversion Date, one-half of the issued and outstanding shares of Class B Common Stock will automatically convert into an equal number of shares of TPT Class A Common Stock. On the Third Conversion Date, all of the issued and outstanding shares of TPT Class B Common Stock will automatically convert into an equal number of shares of TPT Class A Common Stock.	Not Applicable.

Voting Rights	Subject to the provisions of the TPT Charter relating to the restrictions on transfer and ownership of stock and except as may otherwise be specified in the TPT Charter, each share of TPT Common Stock entitles the holder thereof to one vote on all matters upon which stockholders are entitled to vote.	Except as may otherwise be specified in the Terra BDC Charter, each share of Terra BDC Common Stock entitles the holder thereof to one vote on all matters upon which stockholders are entitled to vote. The Terra BDC Charter provides that, with respect to shares of Terra BDC stock owned by the Terra BDC Advisor or any of its affiliates, neither the Terra BDC Advisor nor any of its affiliates may vote or consent on matters submitted to the Terra BDC Stockholders regarding any transaction between Terra BDC and the Terra BDC Advisor or any of its affiliates and that, in determining the requisite percentage in interest of shares of Terra BDC stock entitled to vote on a matter, and necessary to approve a matter, on which the Terra BDC Advisor and any of its affiliates may not vote or consent, any shares of Terra BDC stock owned by any of them will not be included.

Size of Board	The TPT Charter and TPT Bylaws provide that the number of directors may be	The Terra BDC Charter and Terra BDC Bylaws provide that the number of directors

Rights of TPT Stockholders (which will be the
rights of stockholders of the Combined
Company following the Merger) (all
capitalized terms below not otherwise defined
shall have the meaning ascribed to them in the
TPT Charter)

Rights of Terra BDC Stockholders (all capitalized terms below not otherwise defined shall have the meaning ascribed to them in the Terra BDC Charter)

established only by the TPT Board and may not be less than the minimum number required by the MGCL (which is one). The TPT Bylaws further provide that the number of directors may not be more than 15. The number of directors may be increased or decreased by a majority of the entire TPT Board.

The TPT Board currently consists of three directors.

may be established by the Terra BDC Board and may not be less than the minimum number required by the MGCL (which is one). The Terra BDC Bylaws further provide that the number of directors may not be more than 15. The number of directors may be increased or decreased by a majority of the entire Terra BDC Board.

The Terra BDC Board currently consists of four directors.

The Terra BDC Charter requires that a majority of directors be independent directors except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of such independent director’s successor. A director will be considered independent if he or she is not an “interested person” as that term is defined under the Investment Company Act.

Election of Directors	Each of TPT’s directors will be elected by the holders of TPT Common Stock to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies under Maryland law. The TPT Bylaws provide that a plurality of all votes cast at a meeting of stockholders duly called at which a quorum is present is sufficient to elect a director.

Pursuant to the Terra BDC Charter, Terra BDC’s directors are classified, with respect to the terms for which they severally hold office, into three classes. At each annual meeting of the Terra BDC Stockholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until their successors successor are duly elected and qualify under Maryland law.

The Terra BDC Bylaws provide that a plurality of all votes cast at a meeting of stockholders duly called at which a quorum is present is sufficient to elect a director.

Removal of Directors

The TPT Charter provides that, subject to any rights of holders of one or more classes or series of Preferred Stock to elect or remove one or more directors, a director may be removed at any time, but only for “cause” and then only by the affirmative vote of stockholders entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors.

The Terra BDC Charter provides that, subject to any rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed at any time, but only by the affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast generally in the election of directors.

Rights of TPT Stockholders (which will be the
rights of stockholders of the Combined
Company following the Merger) (all
capitalized terms below not otherwise defined
shall have the meaning ascribed to them in the
TPT Charter)

Rights of Terra BDC Stockholders (all capitalized terms below not otherwise defined shall have the meaning ascribed to them in the Terra BDC Charter)

For the purpose of such removal, “cause” means, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to TPT through bad faith or active and deliberate dishonesty.

Amendment of Charter	Except for (i) amendments to the provisions of the TPT Charter relating to the vote required to remove a director and the restrictions relating to the ownership and transfer of shares of stock and amendments to the vote required to amend such provisions (each of which requires the affirmative vote of stockholders entitled to cast at least two-thirds of all the votes entitled to be cast on the matter) and (ii) amendments requiring the approval of only the TPT Board, the TPT Charter generally may be amended only if declared advisable by the TPT Board and approved by the affirmative vote of stockholders entitled to cast not less than a majority of all of the votes entitled to be cast on the matter.	The Terra BDC Charter generally may be amended only if declared advisable by the Terra BDC Board and approved by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter, except for (a) amendments requiring the approval only of the Terra BDC Board and(b) amendments to the provisions of the Terra BDC Charter relating to (1) making Terra BDC Common Stock a “redeemable security” or converting Terra BDC, whether by merger or otherwise, from a “closed-end company” to an “open-end company” (as such terms are defined in the Investment Company Act), (2) the number, term, and election of directors, (3) the vote required for certain extraordinary actions or (4) the ability to make amendments to the Terra BDC Charter (each of which requires the affirmative vote of stockholders entitled to cast at least two-thirds of all the votes entitled to be cast on the matter).

Amendment of Bylaws	The TPT Board has the exclusive power to adopt, alter or repeal any provision of the TPT Bylaws and to make new bylaws.	The Terra BDC Board has the exclusive power to adopt, alter or repeal any provision of the Terra BDC Bylaws and to make new bylaws.

Restrictions on Investments and Operations

Pursuant to the TPT Bylaws, the TPT Board may from time to time adopt, amend, revise or terminate any policy or policies with respect to investments by TPT as it shall deem appropriate in its sole discretion.

The TPT Charter contains no restrictions on investments and operations.

Pursuant to the Terra BDC Bylaws, the Terra BDC Board may from time to time adopt, amend, revise or terminate any policy or policies with respect to investments by Terra BDC as it shall deem appropriate in its sole discretion.

The Terra BDC Charter contains certain investment limitations and restrictions on transactions with affiliates in Articles VIII and IX thereof incorporating the requirements of the NASAA Omnibus

Rights of TPT Stockholders (which will be the
rights of stockholders of the Combined
Company following the Merger) (all
capitalized terms below not otherwise defined
shall have the meaning ascribed to them in the
TPT Charter)

Rights of Terra BDC Stockholders (all capitalized terms below not otherwise defined shall have the meaning ascribed to them in the Terra BDC Charter)
Guidelines adopted by the North American Securities Administrators Association, Inc., on March 29, 1992, as amended on May 7, 2007.

Maryland Business Combination Act	As permitted by the MGCL, the TPT Board has by resolution exempted business combinations (i) between TPT and any of its affiliates and (ii) between TPT and any other person, provided that such business combination is first approved by the TPT Board (including a majority of TPT’s directors who are not affiliates or associates of such person). However, the TPT Board may repeal or modify this resolution at any time.	As permitted by the MGCL, the Terra BDC Board has by resolution exempted business combinations (i) between Terra BDC and its affiliates and (ii) between Terra BDC and any other person, provided that such business combination is first approved by the Terra BDC Board (including a majority of Terra BDC’s directors who are not “interested persons” as defined in the Investment Company Act). However, the Terra BDC Board may repeal or modify this resolution at any time.

Approval of Extraordinary Transactions

Under the MGCL, a Maryland corporation generally cannot merge, convert, sell all or substantially all of its assets or engage in a statutory share exchange, unless declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter.

The TPT Charter provides that these actions must be approved by a majority of all of the votes entitled to be cast on the matter.

Under the MGCL, a Maryland corporation generally cannot merge, convert, sell all or substantially all of its assets or engage in a statutory share exchange, unless declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter.

The Terra BDC Charter provides that these actions must be approved by a majority of all of the votes entitled to be cast on the matter.

Ownership and Transfer Restrictions	Except with regard to persons who are exempted (prospectively or retroactively) by the TPT Board or for whom an excepted holder limit is established by the TPT Board, the TPT Charter restricts ownership of more than 9.8% by value or number of shares, whichever is more restrictive, of the outstanding shares of TPT’s capital stock, the outstanding shares of TPT Common Stock or the outstanding shares of any class or series of Preferred Stock.	Not Applicable.

Rights of TPT Stockholders (which will be the
rights of stockholders of the Combined
Company following the Merger) (all
capitalized terms below not otherwise defined
shall have the meaning ascribed to them in the
TPT Charter)

Rights of Terra BDC Stockholders (all capitalized terms below not otherwise defined shall have the meaning ascribed to them in the Terra BDC Charter)

In addition, no person may beneficially or constructively own shares of TPT’s capital stock to the extent such ownership would result in TPT being “closely held” within the meaning of Section 856(h) of the Code or otherwise failing to qualify as a REIT. Any transfer of shares that would result in TPT’s capital stock being beneficially owned by fewer than 100 persons will be void.

The TPT Charter also provides that if any transfer of TPT’s capital stock would result in a person beneficially or constructively owning shares of TPT’s capital stock in violation of such restrictions, such shares will be automatically transferred to a charitable trust or such transfer will be void.

Special Meetings of Stockholders

A special meeting of TPT stockholders may be called by the chairman of the TPT Board, the chief executive officer or president of TPT or the TPT Board.

Subject to the provisions of the TPT Bylaws, a special meeting of stockholders must be called by TPT’s secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast at least a majority of the votes entitled to be cast on such matter at such meeting.

A special meeting of Terra BDC stockholders may be called by the chairman of the Terra BDC Board, the chief executive officer or president of Terra BDC or the Terra BDC Board.

Subject to the provisions of the Terra BDC Charter and Terra BDC Bylaws, a special meeting of stockholders must be called by Terra BDC’s secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast at least ten percent of the votes entitled to be cast on such matter at such meeting.

Notice of Stockholder Meetings	Notice of stockholder meetings must be given to stockholders not less than 10 nor more than 90 days prior to any meeting.	Notice of stockholder meetings must be given to stockholders not less than 10 nor more than 90 days prior to any meeting, except that the Terra BDC Charter and Terra BDC Bylaws require that the notice for special meetings called upon stockholder request be given within 10 days of the request and that such meetings be held not less than 15 nor more than 60 days after delivery of the notice.

Advanced Notice Requirements of Stockholder Nominations and Proposals	The TPT Bylaws provide that for nominations of individuals for election to the TPT Board or the proposal of any other business by a stockholder to be considered at any annual meeting of stockholders, the stockholder must be a stockholder of record as of the record date set by the TPT Board	The Terra BDC Bylaws provide that for nominations of individuals for election to the Terra BDC Board or the proposal of any other business to be considered at any annual meeting of stockholders, the stockholder must be a stockholder of record both at the time of giving advance notice and

Rights of TPT Stockholders (which will be the
rights of stockholders of the Combined
Company following the Merger) (all
capitalized terms below not otherwise defined
shall have the meaning ascribed to them in the
TPT Charter)

Rights of Terra BDC Stockholders (all capitalized terms below not otherwise defined shall have the meaning ascribed to them in the Terra BDC Charter)
	for the purpose of determining stockholders entitled to vote at the annual meeting, at the time of giving advance notice and at the time of the meeting (and any postponement or adjournment thereof), must be entitled to vote at the meeting in the election of each individual so nominated or on any such other business and must comply with the other advance notice provisions set forth in the TPT Bylaws. The notice must be provided to the secretary of TPT not earlier than the 150th day and not later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting.	at the time of the meeting, must be entitled to vote at the meeting, must be entitled to vote at the meeting in the election of each individual so nominated or on any such other business and must comply with the other advance notice provisions set forth in the Terra BDC Bylaws. The notice must be provided to the secretary of Terra BDC not earlier than the 150th day and not later than 5:00 p.m., local time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting.

Limitation of Liability and Indemnification of Directors and Officers

The TPT Charter provides that, to the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers of a corporation, no present or former director or officer of TPT will be liable to TPT or its stockholders for money damages.

The TPT Bylaws require TPT, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer of TPT who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity, (b) any individual who, while a director or officer of TPT and at the request of TPT, serves or has served as a director, officer, partner, manager, member or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise or (c) an individual who served a predecessor of TPT in any of the capacities described in (a) or (b) above and who is made or threatened to be made a

The Terra BDC Charter provides that, subject to any limitations set forth under Maryland law or the Investment Company Act or in the Terra BDC Charter, no director or officer of Terra BDC will be liable to Terra BDC or its stockholders for money damages.

The Terra BDC Charter requires Terra BDC, subject to any limitations set forth under Maryland law or the Investment Company Act or in the Terra BDC Charter, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, (ii) any individual who, while a director or officer and at Terra BDC’s request, serves or has served another corporation, REIT, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (iii) the Terra BDC Advisor or any of its

Rights of TPT Stockholders (which will be the
rights of stockholders of the Combined
Company following the Merger) (all
capitalized terms below not otherwise defined
shall have the meaning ascribed to them in the
TPT Charter)

Rights of Terra BDC Stockholders (all capitalized terms below not otherwise defined shall have the meaning ascribed to them in the Terra BDC Charter)
party to, or witness in, the proceeding by reason of his or her service in that capacity.

affiliates acting as an agent for Terra BDC. In accordance with the Investment Company Act, Terra BDC will not indemnify any person for any liability to the extent that such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Notwithstanding the foregoing, the Terra BDC Charter prohibits Terra BDC from holding harmless a director, the Terra BDC Advisor or any affiliate of the Terra BDC Advisor for any loss or liability suffered by Terra BDC or indemnifying such person for any loss or liability suffered by such person unless each of the following conditions are met: (i) the party seeking indemnification has determined, in good faith, that the course of conduct that caused the loss or liability was in Terra BDC’s best interests; (ii) the party seeking indemnification was acting or performing services on Terra BDC’s behalf; (iii) such liability or loss was not the result of (1) negligence or misconduct, in the case that the party seeking indemnification is the Terra BDC Advisor, any of its affiliates or any of Terra BDC’s officers, or (2) gross negligence or willful misconduct, in the case that the party seeking indemnification is a director (and not also an officer of Terra BDC, the Terra BDC Advisor or any of its affiliates); and (iv) such indemnification or agreement to hold harmless is recoverable only out of Terra BDC’s net assets and not from Terra BDC’s stockholders.

The Terra BDC Charter further provides that Terra BDC may not provide indemnification to a director, the Terra BDC Advisor or any affiliate of the Terra BDC Advisor for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the

Rights of TPT Stockholders (which will be the
rights of stockholders of the Combined
Company following the Merger) (all
capitalized terms below not otherwise defined
shall have the meaning ascribed to them in the
TPT Charter)

Rights of Terra BDC Stockholders (all capitalized terms below not otherwise defined shall have the meaning ascribed to them in the Terra BDC Charter)

party seeking indemnification; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the party seeking indemnification; or (iii) a court of competent jurisdiction approves a settlement of the claims against the party seeking indemnification and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities of Terra BDC were offered or sold as to indemnification for violations of securities laws.

Finally, the Terra BDC Charter provides that a director, the Terra BDC Advisor or any affiliate of the Terra BDC Advisor may be paid or reimbursed reasonable legal expenses and other costs incurred in advance of the final disposition of a proceeding as a result of any legal action for which indemnification is being sought only if the following conditions are met: (i) the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of Terra BDC; (ii) such person provides Terra BDC with written affirmation of such person’s good faith belief that the standard of conduct necessary for indemnification has been met; (iii) the legal proceeding is initiated by a third party who is not a stockholder of Terra BDC or the legal proceeding is initiated by a stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement; and (iv) such person undertakes to repay the amount paid or reimbursed by Terra BDC, together with the applicable legal rate of interest thereon, if it is ultimately determined that such person is not entitled to indemnification.

Rights of TPT Stockholders (which will be the
rights of stockholders of the Combined
Company following the Merger) (all
capitalized terms below not otherwise defined
shall have the meaning ascribed to them in the
TPT Charter)

Rights of Terra BDC Stockholders (all capitalized terms below not otherwise defined shall have the meaning ascribed to them in the Terra BDC Charter)
Appraisal Rights	The TPT Charter provides that stockholders have no appraisal rights unless the TPT Board determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights.	The Terra BDC Charter provides that holders of Terra BDC Common Stock have no appraisal rights unless the Terra BDC Board determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights.

Roll-Up Transactions	Not Applicable.

The Terra BDC Charter requires that, in connection with a proposed Roll-Up Transaction, the person sponsoring the Roll-Up Transaction offer to holders of Terra BDC Common Stock who vote against the proposed Roll-Up Transaction the choice of either (i) accepting the securities of the Roll-Up Entity offered in the proposed Roll-Up Transaction or (ii) one of the following: (A) remaining as holders of Terra BDC Common Stock and preserving their interest therein on the same terms and conditions as existed previously; or (B) receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of the net assets of Terra BDC.

The Terra BDC Charter prohibits Terra BDC from participating in any Roll-Up Transaction: (i) that would result in the holders of Terra BDC Common Stock having voting rights in a Roll-Up Entity that are less than the rights provided for in the Terra BDC Charter; (ii) that includes provisions that would operate as a material impediment to, or frustration of, the accumulation of shares by any purchaser of the securities of the Roll-Up Entity (except to the minimum extent necessary to preserve the tax status of the Roll-Up Entity), or that would limit the ability of an investor to exercise the voting rights of its securities of the Roll-Up Entity on the basis of the number of shares held by that investor; (iii) in which investors’ rights to access of records of the Roll-Up Entity will be less than those described in the Terra BDC

Rights of TPT Stockholders (which will be the
rights of stockholders of the Combined
Company following the Merger) (all
capitalized terms below not otherwise defined
shall have the meaning ascribed to them in the
TPT Charter)

Rights of Terra BDC Stockholders (all capitalized terms below not otherwise defined shall have the meaning ascribed to them in the Terra BDC Charter)
Charter; or (iv) in which any of the costs of the Roll-Up Transaction will be borne by Terra BDC if the Roll-Up Transaction is rejected by the holders of Terra BDC Common Stock.

Distributions in Kind	Not applicable.

The Terra BDC Charter prohibits distributions in kind, except for (i) distributions of readily marketable securities, (ii) distributions of beneficial interests in a liquidating trust established for the dissolution of Terra BDC and the liquidation of its assets in accordance with the terms of the Terra BDC Charter or (iii) distributions in which (A) the Terra BDC Board advises each stockholder of the risks associated with direct ownership of the property, (B) the Terra BDC Board offers each stockholder the election of receiving such in-kind distributions and (C) in-kind distributions are made only to those stockholders that accept such offer.

Stockholder Inspection Rights

Under the MGCL, any stockholder has the right to inspect the following corporate records: (i) bylaws; (ii) minutes of the proceedings of stockholders; (iii) an annual statement of affairs; (iv) any voting trust agreements; and (v) a statement showing all stock and securities issued by the corporation over a specified period of time not to exceed 12 months. In addition, one or more persons that together have held at least 5% of the outstanding stock of any class for at least six months have the right to inspect the corporation’s books of account and its stock ledger and may request a verified list of stockholders.

The TPT Charter does not provide additional rights of inspection.

Under the MGCL, any stockholder has the right to inspect the following corporate records: (i) bylaws; (ii) minutes of the proceedings of stockholders; (iii) an annual statement of affairs; (iv) any voting trust agreements; and (v) a statement showing all stock and securities issued by the corporation over a specified period of time not to exceed 12 months. In addition, one or more persons that together have held at least 5% of the outstanding stock of any class for at least six months have the right to inspect the corporation’s books of account and its stock ledger and may request a verified list of stockholders.

The Terra BDC Charter provides that, subject to certain limitations and requirements set forth therein, an alphabetical list of the names, addresses and telephone numbers of the stockholders of Terra BDC, along with the number of shares of stock held by each of them, will be available for inspection by any stockholder of or such stockholder’s designated agent at

Rights of TPT Stockholders (which will be the
rights of stockholders of the Combined
Company following the Merger) (all
capitalized terms below not otherwise defined
shall have the meaning ascribed to them in the
TPT Charter)

Rights of Terra BDC Stockholders (all capitalized terms below not otherwise defined shall have the meaning ascribed to them in the Terra BDC Charter)
the home office of Terra BDC upon the request of such stockholder, and that a copy of the stockholder list will be mailed to any stockholder so requesting within ten days of receipt by Terra BDC of the request. The Terra BDC Charter further provides that a stockholder may request a copy of the stockholder list in connection with matters relating to the stockholder’s voting rights and the exercise of stockholder rights under federal proxy laws.
Reports to Stockholders

Under the MGCL, TPT must prepare, or cause to be prepared, annually a full and correct statement of affairs of the corporation, to include a balance sheet and a financial statement of operations for the preceding fiscal year.

The TPT Charter does not provide additional rights to reports.

Under the MGCL, Terra BDC must prepare, or cause to be prepared, annually a full and correct statement of affairs of the corporation, to include a balance sheet and a financial statement of operations for the preceding fiscal year.

The Terra BDC Charter further provides that Terra BDC will cause to be prepared and mailed or delivered to each stockholder as of a record date after the end of the fiscal year and each holder of other publicly held securities of Terra BDC within 120 days after the end of the fiscal year to which it relates an annual report for each fiscal year that will include: (i) financial statements prepared in accordance with generally accepted accounting principles that are audited and reported on by independent certified public accountants; (ii) a report of the activities of Terra BDC during the period covered by the report; (iii) where forecasts have been provided to the stockholders, a table comparing the forecasts previously provided with the actual results during the period covered by the report; and (iv) a report setting forth distributions to stockholders for the period covered thereby and separately identifying distributions from: (A) cash flow from operations during the period; (B) cash flow from operations during a prior period which have been held as reserves; (C) proceeds from disposition of assets; and (D) reserves from the gross proceeds. Such annual report must also contain a breakdown of the costs reimbursed

Rights of TPT Stockholders (which will be the
rights of stockholders of the Combined
Company following the Merger) (all
capitalized terms below not otherwise defined
shall have the meaning ascribed to them in the
TPT Charter)

Rights of Terra BDC Stockholders (all capitalized terms below not otherwise defined shall have the meaning ascribed to them in the Terra BDC Charter)

to the Terra BDC Advisor. The Terra BDC Board, including the independent directors on the Terra BDC Board, must take reasonable steps to ensure that: (i) the Terra BDC Advisor prepares or causes to be prepared, and to be distributed to Terra BDC Stockholders annually, a special report on the allocation of such costs to Terra BDC in accordance with the Terra BDC Advisory Agreement; (ii) the special report will be in accordance with the American Institute of Certified Public Accountants United States Auditing Standards relating to special reports; (iii) the additional costs of such special report will be itemized and may be reimbursed to the Terra BDC Advisor by Terra BDC only to the extent that such reimbursement, when added to the cost for administrative services rendered, does not exceed the competitive rate for such services as determined above; (iv) the special report will at minimum provide a review of the time records of individual employees, the costs of whose services were reimbursed and the specific nature of the work performed by each such employee; and (v) the prospectus, prospectus supplement or periodic report as filed with the SEC will disclose in tabular form an itemized estimate of such proposed expenses for the next fiscal year together with a breakdown by year of such expenses reimbursed in each of the last five public programs formed by the Terra BDC Advisor. The Terra BDC Charter further requires the Terra BDC Board, including the independent directors on the Terra BDC Board, to take reasonable steps to ensure that Terra BDC will cause to be prepared and mailed or delivered to each stockholder (i) within 60 days after the end of each fiscal quarter of Terra BDC, a report containing the same financial information contained in Terra BDC’s Quarterly Report on Form 10-Q filed by Terra BDC under the Exchange Act, (ii) within 120 days after the end of each

Rights of TPT Stockholders (which will be the
rights of stockholders of the Combined
Company following the Merger) (all
capitalized terms below not otherwise defined
shall have the meaning ascribed to them in the
TPT Charter)

Rights of Terra BDC Stockholders (all capitalized terms below not otherwise defined shall have the meaning ascribed to them in the Terra BDC Charter)

fiscal year of Terra BDC, a report containing the same financial information contained in Terra BDC’s Annual Report on Form 10-K filed by Terra BDC under the Exchange Act. The Terra BDC Charter also requires the Terra BDC Board, including the independent directors on the Terra BDC Board, to take reasonable steps to ensure that Terra BDC will cause to be prepared and mailed or delivered within 75 days after the end of each fiscal year of Terra BDC to each person who was at any time during such fiscal year a stockholder all information necessary for the preparation of such person’s federal income tax return. Finally, the Terra BDC Charter provides that, if any shares of Terra BDC stock have been purchased on a deferred payment basis, on which there remains an unpaid balance during any period covered by any report required above, then such report must contain a detailed statement of the status of all deferred payments, actions taken by Terra BDC in response to any defaults and a discussion and analysis of the impact on capital requirements of Terra BDC.

Tender Offers	Not Applicable.

The Terra BDC Charter provides that, if any person makes a tender offer, including, without limitation, a “mini-tender” offer, such person must comply with all of the provisions set forth in Regulation 14D of the Exchange Act, including, without limitation, disclosure and notice requirements, that would be applicable if the tender offer was for more than five percent of the outstanding shares of Terra BDC stock. However, unless otherwise required by the Exchange Act, such documents are not required to be filed with the SEC. In addition, any such person must provide notice to Terra BDC at least ten business days prior to initiating any such tender offer.

No stockholder may transfer any shares held by such stockholder to any person who initiates a tender offer without complying with the provisions set forth above unless

Rights of TPT Stockholders (which will be the
rights of stockholders of the Combined
Company following the Merger) (all
capitalized terms below not otherwise defined
shall have the meaning ascribed to them in the
TPT Charter)

Rights of Terra BDC Stockholders (all capitalized terms below not otherwise defined shall have the meaning ascribed to them in the Terra BDC Charter)
such stockholder shall have first offered such shares to Terra BDC at the tender offer price offered in the non-compliant tender offer. In addition, any person who makes a non-compliant tender offer will be responsible for all expenses incurred by Terra BDC in connection with the enforcement of the foregoing requirements, including, without limitation, expenses incurred in connection with the review of all documents related to such tender offer.
Suitability of Stockholders	Not Applicable.

The Terra BDC Charter provides that, subject to suitability standards established by individual states and until such time as Terra BDC Common Stock is listed on a national securities exchange, to become a stockholder of Terra BDC, such prospective stockholder must represent to Terra BDC (or, in the case of sales to fiduciary accounts, the fiduciary account must represent to Terra BDC with respect to the beneficiary), among other requirements as Terra BDC may require from time to time, that such prospective stockholder or beneficiary has (i) a minimum annual gross income of $70,000 and a net worth of not less than $70,000 or (ii) a net worth of not less than $250,000, in each case excluding home, furnishings and automobiles from the calculation of net worth.

PRINCIPAL AND MANAGEMENT STOCKHOLDERS OF TPT

The following table sets forth information as of June 30, 2022, unless otherwise noted, regarding the beneficial ownership of TPT Common Stock by (i) each person known to TPT to be the beneficial owner of 5% or more of the outstanding shares of TPT Common Stock (ii) TPT’s named executive officers, (iii) TPT’s directors and (iv) all of TPT’s directors and executive officers as a group. Beneficial ownership includes any shares over which the beneficial owner has sole or shared voting or investment power and also any shares that the beneficial owner has the right to acquire within 60 days of such date through the exercise of options or other rights. The percentages below are based on 19,487,460 shares of TPT Common Stock outstanding as of June 30, 2022.

Unless otherwise indicated, all shares are owned directly, and the indicated person has sole voting and investment power. Except as indicated in the footnotes to the table below, the business address of the stockholders listed below is the address of TPT’s principal executive office, 550 Fifth Avenue, 6th Floor, New York, NY 10036.

	Shares Beneficially Owned as of June 30, 2022
Name	Number of Shares	Percentage
Vikram S. Uppal (1)	49,427.63	*
Gregory M. Pinkus	—	—
Daniel J. Cooperman	—	—
Roger H. Beless	—	—
Michael L. Evans	—	—
All directors and executive officers as a group (5 persons)	—	—
5% or Greater Beneficial Owners
Terra JV (2)	17,029,775.95	87.4%

Terra Offshore REIT (2)	2,457,684.59	12.6%

*	Represents beneficial ownership of less than 1%.
(1)

On April 6, 2020, Mr. Uppal purchased 22 units of limited liability company interest of Terra Fund 5 in a secondary market transaction. The units are held through Lakshmi 15 LLC, a family limited liability company over which Mr. Uppal exercises voting and investment control. The shares of TPT Common Stock indicated in the table above as being held indirectly by Mr. Uppal are held indirectly by Terra Fund 5 through a controlled subsidiary. Mr. Uppal is the Chief Executive Officer and Chief Investment Officer of Terra Fund Advisors, the manager of Terra Fund 5. Accordingly, Mr. Uppal disclaims beneficial ownership of the shares reported herein except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that he is the beneficial owner of such shares for purposes of Section 16 of the Exchange Act or for any other purpose.

(2)

Terra Fund 5 is managed by Terra Fund Advisors, its managing member. The shares held by Terra Fund 5 are subject to the provisions of the Voting Agreement and certain related agreements described in greater detail under “Item 13. Certain Relationships and Related Transactions” of the Annual Report on Form 10-K of TPT for the year ended December 31, 2021, a copy of which is attached hereto as Annex D. The inclusion of these shares shall not be deemed an admission of beneficial ownership of the reported securities for purposes of Section 16 of the Exchange Act or for any other purposes.

PRINCIPAL AND MANAGEMENT STOCKHOLDERS OF TERRA BDC

The following table sets forth information as of June 30, 2022, unless otherwise noted, regarding the beneficial ownership of Terra BDC Common Stock by (i) each person known to Terra BDC to be the beneficial owner of 5% or more of the outstanding shares of Terra BDC Common Stock (ii) Terra BDC’s named executive officers, (iii) Terra BDC’s directors and (iv) all of Terra BDC’s directors and executive officers as a group. Beneficial ownership includes any shares over which the beneficial owner has sole or shared voting or investment power and also any shares that the beneficial owner has the right to acquire within 60 days of such date through the exercise of options or other rights. The percentages below are based on 8,125,400.22 shares of Terra BDC Common Stock outstanding as of June 30, 2022.

Terra BDC’s directors are divided into two groups: interested directors and independent directors. Interested directors are “interested persons” of Terra BDC as defined in Section 2(a)(19) of the Investment Company Act. Unless otherwise indicated, all shares are owned directly, and the indicated person has sole voting and investment power. Except as indicated in the footnotes to the table below, the business address of the stockholders listed below is the address of Terra BDC’s principal executive office, 550 Fifth Avenue, 6th Floor, New York, NY 10036.

Shares Beneficially Owned as of June 30, 2022
Name	Number of Shares	Percentage
Interested Director
Vikram S. Uppal	45,512	*
Independent Directors
Adrienne M. Everett	—	—
Spencer E. Goldenberg	—	—
Gaurav Misra	—	—
Executive Officers
Gregory M. Pinkus	—	—
Daniel J. Cooperman	—	—

All officers and directors as a group (6 persons)	45,512	*

*	Represents beneficial ownership of less than 1%.

STOCKHOLDER PROPOSALS

Terra BDC 2022 Annual Stockholder Meeting and Stockholder Proposals

If the Merger is completed on the expected timetable, Terra BDC does not intend to hold a 2022 annual meeting of its stockholders. However, if the Merger is not completed, or if Terra BDC is otherwise required to do so under applicable law, Terra BDC would hold a 2022 Annual Meeting of Stockholders. For a stockholder proposal to be properly submitted for presentation at the 2022 annual meeting of stockholders, if it is held, Terra BDC’s secretary must have received written notice of the proposal at its principal executive offices during the period beginning on January 18, 2022 and ending at 5:00 p.m., Eastern Time on February 17, 2022. In order to be included in the proxy statement, such proposals must comply with the requirements set forth in the Terra BDC Bylaws. Under SEC regulations, any stockholder desiring to make a proposal to be considered for inclusion in the Terra BDC proxy statement for the 2022 Annual Meeting of Stockholders pursuant to Rule 14a-8 promulgated under the Exchange Act must have caused such proposal to be received at Terra BDC’s principal executive offices no later than February 17, 2022.

LEGAL MATTERS

The validity of the TPT Class B Common Stock to be issued in the Merger will be passed upon by Alston & Bird LLP. It is a condition to the Merger that each of Terra BDC and TPT receive opinions from Alston & Bird LLP concerning the qualification of each Terra BDC and TPT as a REIT under the Code. It is a condition to the Merger that Terra BDC and TPT receive opinions from Venable LLP and Alston & Bird LLP, respectively, concerning the U.S. federal income tax consequences of the Merger.

EXPERTS

The audited consolidated financial statements of TPT included in this prospectus and elsewhere in this registration statement have been included in reliance upon the reports of KPMG LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

The audited consolidated financial statements of Terra BDC and subsidiaries included in this prospectus and elsewhere in this registration statement have been included in reliance upon the report of KPMG LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

Terra BDC and TPT each file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents filed by Terra BDC and TPT at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Terra BDC and TPT’s SEC filings are also available to the public at the SEC’s Internet site at www.sec.gov. This reference to the SEC’s Internet site is intended to be an inactive textual reference only.

Investors may also consult Terra BDC’s or TPT’s website for more information about Terra BDC or TPT, respectively. Terra BDC’s website is www.terrafund6.com. TPT’s website is www.terrapropertytrust.com. Information included on these websites is not incorporated by reference into this proxy statement/prospectus. TPT has filed with the SEC a registration statement of which this proxy statement/prospectus forms a part. The registration statement registers the TPT Class B Common Stock to be issued to the Terra BDC stockholders in connection with the Merger. The registration statement, including the exhibits and schedules thereto, contains additional relevant information about TPT Class B Common Stock. The rules and regulations of the SEC allow Terra BDC and TPT to omit certain information included in the registration statement from this proxy statement/prospectus.

You may request a copy of these filings, at no cost, by contacting Investor Relations, 550 Fifth Avenue, New York, NY 10036, or by telephone at 212-753-5100.

TERRA PROPERTY TRUST, INC.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

This unaudited pro forma consolidated financial information should be read in conjunction with the unaudited consolidated financial statements of TPT and Terra BDC as of and for the three months ended March 31, 2022 and the audited consolidated financial statements of TPT and Terra BDC as of and for the year ended December 31, 2021, including the notes thereto either incorporated by reference to this filing or presented elsewhere in this filing, and other financial information and analyses, either incorporated by reference to this filing or presented elsewhere in this filing.

The unaudited pro forma consolidated financial information (i) is based on available information and assumptions that management deems reasonable; (ii) is presented for informational purposes only; (iii) does not purport to be indicative of TPT’s future results of operations or financial positions; and (iv) does not purport to represent the financial position or results of operations that would actually have occurred assuming completion of the activities and transactions described below had occurred on March 31, 2022 for the pro forma consolidated balance sheet or on January 1, 2021 for the pro forma consolidated statement of operations.

The unaudited pro forma consolidated statement of operations for the three months ended March 31, 2022 and the year ended December 31, 2021 reflects TPT’s results as if the pending Merger occurred as of January 1, 2021. The unaudited pro forma consolidated balance sheet as of March 31, 2022 reflects TPT’s results as if the Merger occurred as of such date.

On May 2, 2022, TPT entered into the Merger Agreement with Terra BDC pursuant to which Terra BDC will merge with and into a newly created wholly owned subsidiary of TPT with the subsidiary being the surviving company. Each issued and outstanding share of Terra BDC Common Stock will be automatically cancelled and retired and converted into the right to receive (i) 0.595 shares of the newly designated TPT Class B Common Stock and (ii) cash, without interest, in lieu of any fractional shares of TPT Class B Common Stock otherwise issuable in an amount, rounded to the nearest whole cent, determined by multiplying (x) the fraction of a share of TPT Class B Common Stock to which such holder would otherwise be entitled by (y) $14.38. The aggregate value of such shares expected to be issued in the Merger plus the cash exchanged for the fractional shares and transaction costs was approximately $71.6 million, based on the net asset value per share of TPT Common Stock as of March 31, 2022 of $14.49. The Merger is expected to close during the third quarter of 2022, subject to the required approvals by Terra BDC Stockholders and other customary closing conditions. There can be no assurances that the Merger will close.

TPT, as the acquirer, will account for the Merger as an asset acquisition and all direct acquisition-related costs will be capitalized to the total cost of the assets acquired and liabilities assumed. Pursuant to Accounting Standard Codification Topic 805, Business Combination, total cost will be allocated to the assets acquired and liabilities assumed on a relative fair value basis. Terra BDC’s Merger related transaction costs will be expensed.

Terra Property Trust, Inc.

Unaudited Pro Forma Consolidated Balance Sheet

As of March 31, 2022

	Historical
	TPT	Terra BDC	Pro Forma Adjustments	(Notes)	TPT Pro Forma Consolidated
Assets
Cash and cash equivalents	$9,858,153	$2,697,171	$(1,662,832)	(A)	$10,892,492
Restricted cash	8,058,767	283,371	—		8,342,138
Cash held in escrow by lender	7,651,900	—	—		7,651,900
Marketable securities	510,151	356,404	—		866,555
Loans held for investment, net	545,081,696	70,502,708	299,067	(A1)	616,719,566
			836,095	(E)
Loans held for investment acquired through participation, net	12,937,304	66,133,598	(63,433,572)	(C)	15,671,939
			34,609	(A1)
Equity investment in unconsolidated investments	91,662,090	—	—		91,662,090
Real estate owned, net
Land, building and building improvements, net	47,908,857	—	—		47,908,857
Lease intangible assets, net	6,145,077	—	—		6,145,077
Assets held for sale	8,395,011	—	—		8,395,011
Operating lease right-of-use asset	27,391,012	—	—		27,391,012
Interest receivable	3,020,009	1,806,000	(524,540)	(C)	4,301,469
Other assets	3,976,018	747,016	(541,940)	(F)	4,181,094

Total assets	$772,596,045	$142,526,268	$(64,993,113)		$850,129,200

Liabilities and Equity
Liabilities:
Term loan payable, net	$—	$23,224,642	$775,358	(A2)	$24,000,000
Unsecured notes payable, net	82,010,107	36,590,589	2,398,411	(A2)	120,999,107
Repurchase agreements payable, net	173,698,002	—	—		173,698,002
Obligations under participation agreements	58,587,148	5,468,476	(64,055,624)	(C)	—
Mortgage loan payable, net	31,963,840	—	—		31,963,840
Revolving line of credit payable, net	64,414,007	—	—		64,414,007
Secured borrowing	37,503,542	—	—		37,503,542
Interest reserve and other deposits held on investments	8,058,767	283,371	—		8,342,138
Operating lease liability	27,391,012	—	—		27,391,012
Lease intangible liabilities, net	9,426,358	—	—		9,426,358
Due to Manager	3,462,062	774,963	(294,079)	(D)	4,868,428
			925,482	(E)
Interest payable	1,450,843	37,889	(570,172)	(C)	918,560
Accounts payable and accrued expenses	1,581,660	834,835	358,060	(F)	2,903,441
			128,886	(G)
Unearned income	364,630	—	—		364,630
Distributions payable	3,906	—	—		3,906
Other liabilities	3,491,971	884,986	—		4,376,957

Total liabilities	503,407,855	68,099,751	(60,333,678)		511,173,928

Equity:
Preferred stock	—	—	—		—
12.5% Series A Cumulative Non-Voting Preferred Stock	125,000	—	—		125,000
Common stock	194,875	8,102	(8,102)	(B)	243,119
			48,244	(A)
Additional paid-in capital	373,443,672	72,773,288	(72,773,288)	(B)	443,319,020
			69,875,348	(A)
Accumulated (deficit) income	(104,575,357)	1,645,127	(1,645,127)	(B)	(104,731,867)
			667,684	(C)
			294,079	(D)
			(89,387)	(E)
			(900,000)	(F)
			(128,886)	(G)

Total equity	269,188,190	74,426,517	(4,659,435)		338,955,272

Total liabilities and equity	$772,596,045	$142,526,268	$(64,993,113)		$850,129,200

Terra Property Trust, Inc.

Unaudited Pro Forma Consolidated Statement of Operations

For the Three Months Ended March 31, 2022

	Historical
	TPT	Terra BDC	Total Pro Forma Adjustments	(Notes)		TPT Pro Forma Consolidated
Revenues
Interest income	$8,882,151	$4,087,414	$(1,227,169)	(C	)	$11,653,009
			(89,387)	(E	)
Real estate operating revenue	2,979,454	—	—			2,979,454
Other operating income	250,665	48,361	—			299,026

	12,112,270	4,135,775	(1,316,556)			14,931,489

Operating expenses
Operating expenses reimbursed to Manager	1,928,563	300,190	62,741	(D	)	2,291,494
Asset management fee	1,488,095	621,818	(305,685)	(D	)	1,804,228
Asset servicing fee	349,329	—	73,506	(D	)	422,835
Incentive fee on capital gains	—	124,641	(124,641)	(D	)	—
Servicing fees	—	118,974	128,886	(G	)	247,860
Provision for loan losses	50,296	—	—			50,296
Real estate operating expenses	1,217,963	—	—			1,217,963
Depreciation and amortization	1,718,372	—	—			1,718,372
Impairment charge	1,604,989	—	—			1,604,989
Professional fees	742,518	355,304	—			1,097,822
Directors fees	36,252	30,126	—			66,378
Other	83,421	75,425	—			158,846

	9,219,798	1,626,478	(165,193)			10,681,083

Operating income	2,892,472	2,509,297	(1,151,363)			4,250,406

Other income and expenses
Interest expense from obligations under participation agreements	(1,075,109)	(121,567)	1,272,801	(C	)	76,125
Interest expense on repurchase agreement payable	(755,826)	—	—			(755,826)
Interest expense on mortgage loan payable	(518,617)	—	—			(518,617)
Interest expense on revolving line of credit	(524,294)	—	—			(524,294)
Interest expense on term loan payable	(164,969)	(271,504)	—			(436,473)
Interest expense on unsecured notes payable	(1,430,183)	(764,539)	—			(2,194,722)
Interest expense on secured borrowing	(552,785)	—	—			(552,785)
Net unrealized losses on marketable securities	(99,044)	—	—			(99,044)
Income from equity investment in unconsolidated investments	1,419,335	—	—			1,419,335
Gain on extinguishment of debt	—	—	622,052	(C	)	622,052
Transaction fee expense	—	—	(900,000)	(F	)	(900,000)
Realized gains on marketable securities	51,133	33,260	—			84,393
Unrealized gains on investments	—	589,948	—			589,948

	(3,650,359)	(534,402)	994,853			(3,189,908)

(Loss) income before income taxes	(757,887)	1,974,895	(156,510)			1,060,498
Provision for income taxes	—	(439,653)	—			(439,653)

Net (loss) income	$(757,887)	$1,535,242	$(156,510)			$620,845

Weighted-average shares outstanding – basic and diluted	19,487,460	8,086,765	4,824,415	(H	)	24,311,875

(Loss) earnings per share – basic and diluted	$(0.04)	$0.19				$0.03

Terra Property Trust, Inc.

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2021

	Historical
	TPT	Terra BDC	Total Pro Forma Adjustments	(Notes)		TPT Pro Forma Consolidated
Revenues
Interest income	$36,743,470	$12,489,678	$(7,511,209)	(C	)	$41,450,554
			(271,385)	(E)
Real estate operating revenue	8,894,991	—	—			8,894,991
Prepayment fee income	190,997	485,236	—			676,233
Other operating income	855,799	696,964	—			1,552,763

	46,685,257	13,671,878	(7,782,594)			52,574,541

Operating expenses
Operating expenses reimbursed to Manager	6,916,371	1,222,217	264,359	(D)		8,402,947
Asset management fee	5,134,149	2,182,947	(1,086,638)	(D)		6,230,458
Asset servicing fee	1,181,924	—	213,561	(D)		1,395,485
Incentive fee on capital gains	—	291,710	(291,710)	(D)		—
Servicing fees		501,718	—			501,718
Provision for loan losses	10,904,163	—	—			10,904,163
Real estate operating expenses	5,003,893	—	—			5,003,893
Depreciation and amortization	3,989,114	—	—			3,989,114
Impairment charge	3,395,430	—	—			3,395,430
Professional fees	1,795,856	1,240,762	—			3,036,618
Directors fees	145,000	120,622	—			265,622
Other	448,503	419,448	—			867,951

	38,914,403	5,979,424	(900,428)			43,993,399

Operating income	7,770,854	7,692,454	(6,882,166)			8,581,142

Other income and expenses
Interest expense from obligations under participation agreements	(10,596,545)	(1,513,228)	7,433,415	(C)		(4,676,358)
Interest expense on repurchase agreement payable	(142,495)	—	—			(142,495)
Interest expense on mortgage loan payable	(2,449,239)	—	—			(2,449,239)
Interest expense on revolving line of credit	(911,811)	—	—			(911,811)
Interest expense on term loan payable	(6,835,877)	(313,638)	—			(7,149,515)
Interest expense on unsecured notes payable	(3,173,673)	(2,703,111)	—			(5,876,784)
Interest expense on secured borrowing	(1,576,502)	—	—			(1,576,502)
Net unrealized losses on marketable securities	22,500	—	—			22,500
Income from equity investment in unconsolidated investments	5,925,802	—	—			5,925,802
Realized loss on loan repayments	(517,989)	—	—			(517,989)
Realized gain on investments	129,248	582,710	—			711,958
Unrealized gains on investments	—	875,842	—			875,842

	(20,126,581)	(3,071,425)	7,433,415			(15,764,591)

(Loss) income before income taxes	(12,355,727)	4,621,029	551,249			(7,183,449)
Provision for income taxes	—	$(534,784)	—			(534,784)

Net (loss) income	$(12,355,727)	$4,086,245	$551,249			$(7,718,233)

Weighted-average shares outstanding – basic and diluted	19,487,460	8,389,604	4,824,415	(H)		24,311,875

(Loss) earnings per share – basic and diluted	$(0.63)	$0.49				$(0.32)

Terra Property Trust, Inc.

Notes to Unaudited Pro Forma Consolidated Financial Information

Basis of Presentation

The accompanying Unaudited Pro Forma Consolidated Financial Statements have been prepared in accordance with Article 11 of Regulation S-X and do not include all of the information and note disclosures required by generally accepted accounting principles of the United States (“GAAP”). Pro forma financial information is intended to provide information about the continuing impact of a transaction by showing how a specific transaction or group of transactions might have affected historical financial statements. Pro forma financial information illustrates only the isolated and objectively measurable (based on historically determined amounts) effects of a particular transaction, and excludes effects based on judgmental estimates of how historical management practices and operating decisions may or may not have changed as a result of the transaction. Therefore, pro forma financial information does not include information about the possible or expected impact of current actions taken by management in response to the pro forma transaction, as if management’s actions were carried out in previous reporting periods.

This unaudited pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of TPT’s financial results or financial position as if the transactions reflected herein had occurred, or been in effect during the Pro Forma periods. In addition, this pro forma consolidated financial information should not be viewed as indicative of TPT’s expected financial results for future periods.

Historical amounts are derived from the unaudited consolidated financial statements of TPT and Terra BDC as of and for the three months ended March 31, 2022 and the audited consolidated statements of operations of TPT and Terra BDC for the year ended December 31, 2021. The historical financial statements of TPT and Terra BDC are attached to this filing as annexes D through G.

A.	Purchase Price Allocation

The allocation of the total consideration shown below is based on preliminary estimates and is subject to change based on the final shares of Terra BDC Common Stock outstanding and TPT’s net asset value per common share on the settlement date. The total consideration is approximately $71.6 million in the aggregate, consisting of the issuance of TPT Class B Common Stock and cash exchanged for fractional shares as well as payment for direct acquisition-related costs. The fair value of shares of TPT Class B Common Stock issued was based on TPT’s net asset value per share of $14.49 as of March 31, 2022. Accordingly, upon completion of the Merger, each share of Terra BDC Common Stock will be cancelled and converted into 0.595 shares of TPT Class B Common Stock, other than fractional shares, and as a result, TPT will issue approximately 4,824,415 shares of TPT Class B Common Stock to Terra BDC Stockholders in exchange for shares of Terra BDC Common Stock and pay approximately $12,832 in cash in lieu of fractional shares of TPT Class B Common Stock and $1.7 million of direct acquisition-related costs.

Total Consideration
Fair value of shares of TPT Class B Common Stock issued	$69,923,592
Cash paid in lieu of fractional shares of TPT Class B Common Stock	12,832
Direct acquisition-related costs	1,650,000

$71,586,424

	Terra BDC Historical	Pro Forma Adjustments		Fair Value of Terra BDC Assets Acquired and Liabilities
Assets
Investments, at fair value	$70,502,708	$299,067	(1)	$70,801,775
Investments through participation interest, at fair value	66,133,598	34,609	(1)	66,168,207
Marketable securities, at fair value	356,404			356,404
Cash and cash equivalents	2,697,171			2,697,171
Restricted cash	283,371			283,371
Unsettled sale of marketable securities	85,643			85,643
Interest receivable	1,806,000			1,806,000
Other assets	661,373			661,373

Total assets	142,526,268	333,676		142,859,944

Liabilities
Unsecured notes payable, net of unamortized debt issuance costs	36,590,589	2,398,411	(2)	38,989,000
Term loan payable, net of unamortized debt issuance costs	23,224,642	775,358	(2)	24,000,000
Interest reserve and other deposits held on investments	283,371			283,371
Obligations under participation agreements, at fair value	5,468,476			5,468,476
Due to Adviser, net	774,963			774,963
Accrued expenses	834,835			834,835
Interest payable from obligations under participation agreements	37,889			37,889
Other liabilities	884,986			884,986

Total liabilities	68,099,751	3,173,769		71,273,520

Total identifiable net assets	$74,426,517	$(2,840,093)		$71,586,424

(1)

The Merger is accounted for as an asset acquisition and total consideration is allocated to the assets acquired and liabilities assumed on a relative fair value basis. The adjustment reflects the allocation of excess total consideration over Terra BDC’s assets acquired and liabilities assumed to Terra BDC’s level 3 assets.

(2)

Terra BDC is an investment company, as defined under U.S. GAAP, and applies accounting and reporting guidance in accordance with Financial Accounting Standards Board Accounting Standard Codification Topic 946, Financial Services — Investment Companies; as such, Terra BDC’s assets are recorded at fair value. Terra BDC has not elected the fair value option for its unsecured notes payable and term loan payable. The pro forma adjustment reflects adjustments to record the debt at their respective estimated fair values.

B.	The pro forma adjustment reflects the elimination of Terra BDC’s acquired equity.

C.

In the normal course of business, TPT and Terra BDC may acquire or sell a portion of a loan from or to an affiliate through a participation agreement. These loan participations do not qualify for sale treatment and therefore remain on the originating company’s consolidated balance sheet, and the proceeds are recorded as obligations under participation agreements. For the loans for which participation has been granted, the interest earned on the entire loan balance is recorded within “Interest income” and the interest related to the participation interest is recorded within “Interest expense from obligations under participation agreements” in the originating company’s consolidated statement of operations. The pro forma adjustment reflects the elimination of the loan participations between TPT and Terra BDC, as well as the related interest income, interest expense on obligations under participation agreements, accounts receivable and interest payable. Additionally, TPT will recognize a gain on extinguishment of debt of approximately $0.6 million, representing the difference between the carrying value and fair value of the loan participations.

D.

Terra BDC is a party to the Terra BDC Advisory Agreement with the Terra BDC Advisor whereby Terra BDC pays the Terra BDC Advisor a 2.0% base management fee and a 20% incentive fee on capital gains, and reimburses the Terra BDC Advisor for operating expenses incurred in connection with administrative services provided to Terra BDC. TPT is a party to the TPT Advisory Agreement with the TPT Advisor whereby TPT pays an 1.0% asset management fee and a 0.25% asset servicing fee to the TPT Advisor, and also reimburses the TPT Advisor for operating expenses incurred in connection with providing services to TPT. In connection with the Merger, the Terra BDC Advisory Agreement will be terminated. The pro forma adjustment reflects the removal of Terra BDC’s fees paid and expenses reimbursed to the Terra BDC Advisor pursuant to the Terra BDC Advisory Agreement and recording new fees payable and expenses reimbursable to the TPT Advisor pursuant to the TPT Advisory Agreement.

E.

Terra BDC currently does not pay the Terra BDC Advisor for transaction fees received from the borrowers. Under the TPT Advisory Agreement, TPT pays the TPT Advisor an 1% origination fee and up to 1% of exit and extension fees on investments. The transaction fees received and paid to the TPT Advisor are recorded in interest income as yield adjustment to the investments. The pro forma adjustment reflects transaction fees on Terra BDC’s investments paid to the TPT Advisor in accordance with the TPT Advisory Agreement.

F.	The pro forma adjustment reflects Terra BDC’s Merger-related transaction costs, which are estimated to be approximately $0.9 million, of which $0.5 million has been paid.

G.

Terra BDC maintains a servicing plan whereby Terra BDC pays selected dealers a servicing fee at an annual rate of 0.75% of the most recently published net asset value per share, excluding shares sold through the distribution reinvestment plan, in exchange for providing certain administrative support services to stockholders. In connection with the Merger, this servicing plan will be terminated. The pro forma adjustment reflects the termination of the servicing plan and the payment of the remaining servicing fee to the dealers.

H.

(Loss) earnings per share – Basic and diluted pro forma earnings per share reflect the additional shares expected to be issued as part of the Merger, which are deemed to be outstanding as of January 1, 2021 for the pro forma basic and diluted (loss) earnings per share calculation. Thus, the pro forma outstanding shares are calculated as follows:

	Historical	Pro Forma Adjustments
	TPT		Pro Forma
For the three months ended March 31, 2022:
Weighted-average shares outstanding – basic and diluted	19,487,460	4,824,415	24,311,875
For the year ended December 31, 2021:
Weighted-average shares outstanding – basic and diluted	19,487,460	4,824,415	24,311,875

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

AMONG

TERRA PROPERTY TRUST, INC.,

TERRA REIT ADVISORS, LLC

ONLY FOR PURPOSES OF SECTION 5.21(B),

TERRA MERGER SUB, LLC,

TERRA INCOME FUND 6, INC.,

AND

TERRA INCOME ADVISORS, LLC

ONLY FOR PURPOSES OF SECTION 4.22(B) AND SECTION 7.3

DATED AS OF MAY 2, 2022

TABLE OF CONTENTS

Page
ARTICLE 1 DEFINITIONS		A-5
Section 1.1	Definitions	A-5
Section 1.2	Interpretation and Rules of Construction	A-13

ARTICLE 2 THE MERGER		A-14
Section 2.1	Merger	A-14
Section 2.2	Closing	A-14
Section 2.3	Effective Time	A-15
Section 2.4	Manager of the Surviving Entity	A-15
Section 2.5	Tax Treatment of the Merger	A-15

ARTICLE 3 EFFECTS OF THE MERGER		A-15
Section 3.1	Effects of the Merger	A-15
Section 3.2	Exchange Procedures; Exchange Agent; Distributions with Respect to Unexchanged Shares	A-16
Section 3.3	Withholding Rights	A-18
Section 3.4	Lost Certificates	A-18
Section 3.5	Dissenters Rights	A-18
Section 3.6	General Effects of the Merger	A-18

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF TERRA BDC		A-18
Section 4.1	Organization and Qualification; Subsidiaries	A-19
Section 4.2	Authority; Approval Required	A-20
Section 4.3	No Conflict; Required Filings and Consents	A-20
Section 4.4	Capital Structure	A-21
Section 4.5	SEC Documents; Financial Statements; Sarbanes-Oxley Act; Internal Controls; Off Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws	A-22
Section 4.6	Absence of Certain Changes or Events	A-24
Section 4.7	No Undisclosed Liabilities	A-24
Section 4.8	Permits; Compliance with Law	A-24
Section 4.9	Litigation	A-25
Section 4.10	Real Property	A-25
Section 4.11	Material Contracts	A-25
Section 4.12	Taxes	A-27
Section 4.13	Intellectual Property	A-29
Section 4.14	Insurance	A-30
Section 4.15	Benefit Plans	A-30
Section 4.16	Related Party Transactions	A-31
Section 4.17	Brokers	A-31
Section 4.18	Opinion of Financial Advisor	A-31
Section 4.19	Takeover Statutes	A-31
Section 4.20	Information Supplied	A-32
Section 4.21	Terra BDC Advisory Agreement.	A-32
Section 4.22	No Other Representations and Warranties	A-32

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF TERRA REIT AND MERGER SUB		A-33
Section 5.1	Organization and Qualification; Subsidiaries	A-33
Section 5.2	Authority	A-34
Section 5.3	No Conflict; Required Filings and Consents	A-35
Section 5.4	Capital Structure	A-35

Section 5.5	SEC Documents; Financial Statements; Sarbanes-Oxley Act; Internal Controls; Off Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws	A-36
Section 5.6	Absence of Certain Changes or Events	A-38
Section 5.7	No Undisclosed Liabilities	A-38
Section 5.8	Permits; Compliance with Law	A-38
Section 5.9	Litigation	A-39
Section 5.10	Real Property	A-39
Section 5.11	Material Contracts	A-39
Section 5.12	Taxes	A-41
Section 5.13	Intellectual Property	A-43
Section 5.14	Insurance	A-44
Section 5.15	Benefit Plans	A-44
Section 5.16	Related Party Transactions	A-45
Section 5.17	Brokers	A-45
Section 5.18	Takeover Statutes	A-45
Section 5.19	Ownership of Merger Sub; No Prior Activities	A-45
Section 5.20	Information Supplied	A-46
Section 5.21	No Other Representations and Warranties	A-46

ARTICLE 6 COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER		A-46
Section 6.1	Conduct of Business by Terra BDC	A-46
Section 6.2	Conduct of Business by Terra REIT	A-50
Section 6.3	No Control of Other Parties’ Business	A-53

ARTICLE 7 ADDITIONAL COVENANTS		A-53
Section 7.1	Preparation of the Form S-4 and the Proxy Statement; Stockholder Approvals	A-53
Section 7.2	Access to Information; Confidentiality	A-55
Section 7.3	No Solicitation of Transactions	A-56
Section 7.4	Public Announcements	A-59
Section 7.5	Appropriate Action; Consents; Filings	A-59
Section 7.6	Notification of Certain Matters; Transaction Litigation	A-61
Section 7.7	Indemnification; Directors’ and Officers’ Insurance	A-61
Section 7.8	Dividends	A-63
Section 7.9	Voting of Shares	A-63
Section 7.10	Takeover Statutes	A-64
Section 7.11	Tax Matters	A-64
Section 7.12	The Terra REIT Board	A-64
Section 7.13	Terra BDC Notes	A-65
Section 7.14	Charter Amendments	A-65

ARTICLE 8 CONDITIONS		A-65
Section 8.1	Conditions to Each Party’s Obligation to Effect the Merger	A-65
Section 8.2	Conditions to Obligations of Terra BDC	A-66
Section 8.3	Conditions to Obligations of Terra REIT and Merger Sub	A-67

ARTICLE 9 TERMINATION, FEES AND EXPENSES, AMENDMENT AND WAIVER		A-68
Section 9.1	Termination	A-68
Section 9.2	Effect of Termination	A-69
Section 9.3	Fees and Expenses	A-69

ARTICLE 10 GENERAL PROVISIONS		A-71
Section 10.1	Nonsurvival of Representations and Warranties and Certain Covenants	A-71

EXHIBITS

Exhibit A – Termination Agreement

Exhibit B – Terra BDC Charter Amendment

Exhibit C – Terra REIT Charter Amendment

Exhibit D – Voting Support Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of May 2, 2022 (this “Agreement”), is among TERRA PROPERTY TRUST, INC., a Maryland corporation (“Terra REIT”), TERRA INCOME FUND 6, INC., a Maryland corporation (“Terra BDC”), TERRA MERGER SUB, LLC, a Delaware limited liability company and a wholly owned subsidiary of Terra REIT (“Merger Sub”), TERRA INCOME ADVISORS, LLC, a Delaware limited liability company (“Terra BDC Advisor”), which is a Party hereto only for purposes of Section 4.22(b) and Section 7.3, and TERRA REIT ADVISORS, LLC., a Delaware limited liability company (“REIT Advisor”), which is a Party hereto only for purposes of Section 5.21(b). Each of Terra REIT, Merger Sub, Terra BDC, REIT Advisor and Terra BDC Advisor is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1.

WHEREAS, the Parties wish to effect a business combination in which Terra BDC will be merged with and into Merger Sub (the “Merger”), with Merger Sub being the surviving company resulting from the Merger, and each share of common stock, par value $0.001 per share, of Terra BDC (the “Terra BDC Common Stock”) issued and outstanding immediately prior to the Effective Time (as defined herein) that is not cancelled pursuant to this Agreement will be converted into the right to receive the Merger Consideration (as defined herein), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Delaware Limited Liability Company Act (“DLLCA”);

WHEREAS, on the recommendation of the special committee (the “Terra BDC Special Committee”) of the Board of Directors of Terra BDC (the “Terra BDC Board”), the Terra BDC Board has (a) determined that this Agreement, the Terra BDC Charter Amendment, the BDC Election Withdrawal, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of Terra BDC and its stockholders and, in the case of this Agreement, the Merger and the other transactions contemplated by this Agreement, are fair and reasonable to Terra BDC and on terms and conditions no less favorable to Terra BDC than those available from unaffiliated third parties, (b) authorized and approved this Agreement, the Terra BDC Charter Amendment, the BDC Election Withdrawal, the Merger and the other transactions contemplated by this Agreement, (c) directed that the Merger, the Terra BDC Charter Amendment and the BDC Election Withdrawal be submitted for consideration at the Stockholders Meeting and (d) recommended the approval of the Merger, the Terra BDC Charter Amendment and the BDC Election Withdrawal by the Terra BDC stockholders;

WHEREAS, on the recommendation of the special committee (the “Terra REIT Special Committee”) of the Board of Directors of Terra REIT (the “Terra REIT Board”), the Terra REIT Board has (a) determined that this Agreement, the Merger, the Terra REIT Charter Amendment and the other transactions contemplated by this Agreement are advisable and in the best interests of Terra REIT and its stockholders and (b) authorized and approved this Agreement, the Merger, the Terra REIT Charter Amendment and the other transactions contemplated by this Agreement;

WHEREAS, concurrently with execution and delivery of this Agreement, all the holders of the shares of common stock, par value $0.01 per share, of Terra REIT (the “Terra REIT Common Stock”), as of the date hereof, unanimously approved the Terra REIT Charter Amendment;

WHEREAS, Terra REIT, in its capacity as the sole member of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and to adopt and approve this Agreement and to approve the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code;

WHEREAS, concurrently with the execution and delivery of this Agreement, Terra BDC and Terra BDC Advisor have entered into that certain Termination Agreement in substantially the form attached as Exhibit A hereto, which shall be effective at the Effective Time and provides the terms of the termination of the Investment Advisory and Administrative Services Agreement, dated as of September 22, 2021, by and between Terra BDC and Terra BDC Advisor, as amended and in effect on the date hereof;

WHEREAS, on the Closing Date, prior to the Effective Time, Terra JV, Terra Offshore REIT and Terra REIT shall enter into the Voting Support Agreement; and

WHEREAS, each of the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger, and to prescribe various conditions to the Merger.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions.

(a) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to Terra REIT than those contained in the Confidentiality Agreement; provided, any such confidentiality agreement shall permit compliance with Section 7.3 of this Agreement and shall exclude from any standstill or similar provision the ability to make an Acquisition Proposal.

“Action” means any claim, action, cause of action, suit, litigation, proceeding, arbitration, mediation, interference, audit, assessment, hearing, or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before any Governmental Authority).

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder, and (ii) any anti-bribery, anti-corruption or similar applicable Law of any other jurisdiction.

“Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any employment, consulting, termination, severance, change in control, separation, retention equity option, equity appreciation rights, restricted equity, phantom equity, equity based compensation, profits interest, unit, outperformance, equity purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensation or employee benefit plan, agreement, program, policy, practice, understanding or other arrangement, whether or not subject to ERISA.

“BDC” means a business development company, as defined in Section 2(a)(48) of the Investment Company Act.

“BDC Election Withdrawal” means the withdrawal by Terra BDC of its election to be treated as a BDC under the Investment Company Act pursuant to and in accordance with the requirements of Section 54 of the Investment Company Act.

“Book-Entry Share” means, with respect to any Party, a book-entry share registered in the transfer books of such Party.

“Business Day” means any day other than a Saturday, a Sunday or any day on which banks located in New York, New York are authorized or required to be closed.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Commercially Available Software” means commercially available off-the-shelf Software purchased or licensed solely for internal use and not in connection with any product or service offered by any Seller, for which the purchase or license fee for such computer software items was less than a total cost of $20,000 in the aggregate for a perpetual license or $5,000 for annual rights to use.

“Confidentiality Agreement” means that certain Non-Disclosure Agreement, dated as of February 23, 2022, by and between Terra REIT and Terra BDC.

“Contract” means any written or oral contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, guaranty, binding commitment or other agreement.

“ERISA Affiliate” means, with respect to an entity (the “Referenced Entity”), any other entity, which, together with the Referenced Entity, would be treated as a single employer under Code Section 414 or ERISA Section 4001.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” means 0.595, as the same may be adjusted in accordance with Section 3.1(b).

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the other agreements and documents contemplated hereby, the preparation, printing, filing and mailing of the Proxy Statement, the preparation, printing and filing of the Form S-4, the preparation and filing of any application or other document required to be filed or submitted to the NYSE and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, the solicitation of stockholder approval, engaging the services of the Exchange Agent, obtaining any third party consents, making any other filings with the SEC and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

“Fund 5 International” means Terra Secured Income Fund 5, International, a Cayman exempt corporation.

“Fundamental Representations” means the representations and warranties contained in Section 4.1 (Organization and Qualification; Subsidiaries); Section 4.2 (Authority; Approval Required); Section 4.4 (Capital Structure); Section 5.1 (Organization and Qualification; Subsidiaries); Section 5.2 (Authority); Section 5.4 (Capital Structure); and Section 5.5(g) (Investment Company Act).

“GAAP” means the United States generally accepted accounting principles.

“Governmental Authority” means the United States (federal, state or local) government or any foreign government, or any other governmental or quasi-governmental regulatory, judicial or administrative authority, instrumentality, board, bureau, agency, commission, self-regulatory organization, arbitration panel or similar entity.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person and without duplication, (i) the principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof), (vii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument and (viii) any agreement to provide any of the foregoing.

“Intellectual Property” means all United States and foreign (i) patents, patent applications, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) registered and unregistered copyrights and rights in copyrightable works, (iv) rights in confidential and proprietary information, including trade secrets, know-how, ideas, formulae, invention disclosure, models, algorithms and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“IRS” means the United States Internal Revenue Service or any successor agency.

“Knowledge” means (i) with respect to Terra REIT or, solely for purposes of Section 5.21(b), REIT Advisor, the actual knowledge, after reasonable investigation, of the persons named in Schedule A to the Terra REIT Disclosure Letter and (ii) with respect to Terra BDC or, solely for purposes of Section 4.22(b), Terra BDC Advisor, the actual knowledge, after reasonable investigation, of the persons named in Schedule A to the Terra BDC Disclosure Letter.

“Law” means any and all domestic (federal, state or local) or foreign laws, rules, regulations and Orders promulgated by any Governmental Authority.

“Lien” means with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, lien, pledge, charge, security interest, preferential arrangement, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership; other than transfer restrictions arising under applicable securities Laws.

“Material Contract” means any Terra REIT Material Contract or any Terra BDC Material Contract, as applicable.

“Merger Sub Governing Documents” means, collectively, the certificate of formation and limited liability company agreement of Merger Sub, as in effect on the date hereof.

“NYSE” means the New York Stock Exchange.

“Order” means a judgment, injunction, order or decree of any Governmental Authority.

“Permitted Liens” means any of the following: (i) Liens for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith or for which adequate accruals or reserves have been established; (ii) Liens that are carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens arising in the ordinary course of business; (iii) with respect to any real property, Liens that are zoning regulations, entitlements or other land use or environmental regulations by any Governmental Authority; (iv) with respect to Terra REIT, Liens that are disclosed on Section 1.1(b) of the Terra REIT Disclosure Letter, and with respect Terra BDC, Liens that are disclosed on Section 1.1(a) of the Terra BDC Disclosure Letter; (v) with respect to Terra REIT, Liens that are disclosed on the consolidated balance sheet of Terra REIT dated December 31, 2021, or notes thereto (or securing liabilities reflected on such balance sheet), and with respect to Terra BDC, Liens that are disclosed on the consolidated balance sheet of Terra BDC dated December 31, 2021, or notes thereto (or securing liabilities reflected on such balance sheet); (vi) with respect to Terra REIT or Terra BDC, arising pursuant to any Material Contracts of such Party; (vii) with respect to any real property of Terra REIT or Terra BDC, Liens that are recorded in a public record or disclosed on existing title policies; or (viii) with respect to Terra REIT or Terra BDC, Liens that were incurred in the ordinary course of business since December 31, 2021 and that do not materially interfere with the use, operation or transfer of, or any of the benefits of ownership of, the property of such Party and its subsidiaries, taken as a whole.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, group (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“Proxy Statement” means the proxy statement relating to the Stockholders Meeting, together with any amendments or supplements thereto.

“Qualified Bidder” shall mean any Person (including its controlled Affiliates and Representatives) that submits a written proposal or offer regarding an Acquisition Proposal not later than the thirtieth (30th) day following execution of this Agreement that has not been withdrawn and with whom Terra BDC, upon the approval by the Terra BDC Special Committee and prior to the sixtieth (60th) day following execution of this Agreement, has entered into a definitive agreement following the termination of this Agreement pursuant to Section 9.1(c)(ii); provided, that a Qualified Bidder shall cease to be a Qualified Bidder if the negotiations between Terra BDC and such Qualified Bidder with respect to the Acquisition Proposal that resulted in such Qualified Bidder becoming a Qualified Bidder shall have been terminated.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“SEC” means the U.S. Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means all (i) computer software (whether in source code, object code, firmware, middle ware or other format), and all versions, updates, revisions, improvements, and modifications of any of the foregoing, including system software, applications software (including mobile apps and applets), assemblers, compilers, interfaces, software made available as a service (SaaS), programming tools, scripts, routines and interfaces; (ii) libraries and computer databases, data compilations and collections, and technical data; and (iii) all documentation (including designs, descriptions, schematics, flow charts, specifications, developers notes, comments, annotations, user manuals, systems manuals and training materials) relating to any of the foregoing.

“Stockholder Approvals” means (i) the affirmative vote of the holders of a majority of the outstanding shares of Terra BDC Common Stock entitled to vote at the Stockholders Meeting on the Merger, (ii) the affirmative vote of the holders of a majority of the outstanding shares of Terra BDC Common Stock entitled to vote at the Stockholders Meeting on the Terra BDC Charter Amendment and (iii) with respect to the BDC Election Withdrawal, the affirmative vote of the lesser of (x) 67% or more of the shares of Terra BDC Common Stock present and entitled to vote at the Stockholders Meeting on the BDC Election Withdrawal, if the holders of 50% or more of the outstanding shares of Terra BDC Common Stock are present at the Stockholders Meeting in person or by proxy, or (y) more than 50% of the outstanding shares of Terra BDC Common Stock entitled to vote at the Stockholders Meeting on the BDC Election Withdrawal.

“Stockholders Meeting” means the meeting of the holders of shares of Terra BDC Common Stock exclusively for the purpose of seeking the Stockholder Approvals, including any postponement or adjournment thereof.

“Tax” or “Taxes” means any federal, state, local and foreign income, gross receipts, capital gains, withholding, property, recording, stamp, transfer, sales, use, abandoned property, escheat, franchise, employment, payroll, excise, environmental and any other taxes, duties, assessments or similar governmental charges, together with penalties, interest or additions imposed with respect to such amounts by the U.S. or any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or any other basis.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Fee” means $2,575,533 or, in the case of termination by Terra BDC pursuant to Section 9.3(b)(ii) in connection with Terra BDC’s entry into an Alternative Acquisition Agreement with a Qualified Bidder providing for a Superior Proposal, $1,103,800.

“Terra BDC Advisory Agreement” means that certain Investment Advisory and Administrative Services Agreement, dated September 22, 2021, by and among, Terra BDC and Terra BDC Advisor.

“Terra BDC Bylaws” means the Amended and Restated Bylaws of Terra BDC, as amended and in effect on the date hereof.

“Terra BDC Charter” means the Articles of Amendment and Restatement of Terra BDC, dated March 16, 2015, as amended by the Articles of Amendment to the Articles of Amendment and Restatement, dated May 1, 2019, as further amended or supplemented and in effect on the date hereof.

“Terra BDC Charter Amendment” means that amendment to the Terra BDC Charter, substantially in the form attached hereto as Exhibit B.

“Terra BDC Governing Documents” means, collectively, the Terra BDC Bylaws and the Terra BDC Charter.

“Terra BDC Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, (i) would have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Terra BDC and the Terra BDC Subsidiaries, taken as a whole, or (ii) would prevent or materially impair the ability of Terra BDC to consummate the Merger before the Outside Date; provided, that, for purposes of the foregoing clause (i), “Terra BDC Material Adverse Effect” shall not include any event, circumstance, change, effect, development, condition or occurrence to the extent arising out of or resulting from (A) any failure of Terra BDC to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been a Terra BDC Material Adverse Effect), (B) any changes that generally affect the industries in which Terra BDC and the Terra BDC Subsidiaries conduct their business, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the execution and delivery of this Agreement, or the public announcement of the Merger or the other transactions contemplated by this Agreement, (G) the taking of any action expressly required by this Agreement, or the taking of any action at the written request or with the prior written consent of Terra REIT, (H) earthquakes, hurricanes, floods or other natural disasters, (I) any pandemic (including the SARS-CoV-2 virus and COVID-19 disease), epidemic, plague or other outbreak of illness or public health event or any Law, directive, pronouncement or guideline issued by a Governmental Authority, including the Centers for Disease Control and Prevention, or the World Health Organization or other industry group providing for business closures, changes to business operations, “sheltering-in-place” or other restrictions that relate to, or arise out of, any pandemic (including the SARS-CoV-2 virus and COVID-19 disease), epidemic, plague or other outbreak of illness or public health event or any change in such Law, directive, pronouncement or guideline or any interpretation thereof following the date of this Agreement or Terra BDC’s or any of the Terra BDC Subsidiaries’ compliance therewith, (J) changes in Law or GAAP (or the interpretation thereof), or (K) any Action made or initiated by any holder of Terra BDC Common Stock, including any derivative claims, arising out of or relating to this Agreement or the transactions contemplated by this Agreement, which in the case of each of clauses (B), (C), (D), (E), (H), (I) and (J) do not disproportionately affect Terra BDC and the Terra BDC Subsidiaries, taken as a whole, relative to others in the industries in which Terra BDC and the Terra BDC Subsidiaries conduct their business in the geographic regions in which Terra BDC and the Terra BDC Subsidiaries operate.

“Terra BDC Subsidiary” means (a) any corporation of which more than fifty percent (50%) of the outstanding voting securities are, directly or indirectly, owned by Terra BDC, and (b) any partnership, limited liability company, joint venture or other entity of which more than fifty percent (50%) of the total equity interest is, directly or indirectly, owned by Terra BDC or of which Terra BDC or any Terra BDC Subsidiary is a general partner, manager, managing member or the equivalent.

“Terra Fund 5” means Terra Secured Income Fund 5, LLC, a Delaware limited liability company.

“Terra Fund 7” means Terra Secured Income Fund 7, LLC, a Delaware limited liability company.

“Terra JV” means Terra JV, LLC, a Delaware limited liability company.

“Terra Offshore REIT” means Terra Offshore Funds REIT, LLC, a Delaware limited liability company.

“Terra REIT Advisory Agreement” means that certain Amended and Restated Management Agreement, dated as of February 18, 2018, by and among Terra REIT and REIT Advisor, as amended and in effect on the date hereof.

“Terra REIT Bylaws” means the Amended and Restated Bylaws of Terra REIT, as amended and in effect on the date hereof.

“Terra REIT Charter” means the Articles of Amendment and Restatement of Terra REIT dated December 16, 2019, as amended or supplemented and in effect on the date hereof.

“Terra REIT Charter Amendment” means that amendment to the Terra REIT Charter, substantially in the form attached hereto as Exhibit C.

“Terra REIT Class B Common Stock” means the Class B Common Stock, par value $0.01 per share, of Terra REIT into which each issued and outstanding share of Terra REIT Common Stock shall be changed pursuant to the Terra REIT Charter Amendment.

“Terra REIT Class B Common Stock Distributions” means, collectively, the distribution by Terra JV of the shares of Terra REIT Class B Common Stock owned by it to Terra Fund 5 and Terra Fund 7, the distribution by Terra Offshore REIT of the shares of Terra REIT Class B Common Stock owned by it to TIFI and Fund 5 International, the distribution by each of Terra Fund 5 and Terra Fund 7 of the shares of Terra REIT Class B Common Stock received from Terra JV to their respective members and the distribution by each of TIFI and Fund 5 International of the shares of Terra REIT Class B Common Stock received from Terra Offshore REIT to their respective shareholders.

“Terra REIT Governing Documents” means, collectively, the Terra REIT Bylaws and the Terra REIT Charter.

“Terra REIT Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, (i) would have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Terra REIT and the Terra REIT Subsidiaries, taken as a whole, or (ii) would prevent or materially impair the ability of Terra REIT and Merger Sub to consummate the Merger before the Outside Date; provided, that, for purposes of the foregoing clause (i), “Terra REIT Material Adverse Effect” shall not include any event, circumstance, change, effect, development, condition or occurrence to the extent arising out of or resulting from (A) any failure of Terra REIT to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been a Terra REIT Material Adverse Effect), (B) any changes that generally affect the industries in which Terra REIT and the Terra REIT Subsidiaries conduct their business, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the execution and delivery of this Agreement, or the public announcement of the Merger or the other transactions contemplated by this Agreement, (G) the taking of any action expressly required by this Agreement, or the taking of any action at the written request or with the prior written consent of Terra BDC, (H) earthquakes, hurricanes, floods or other natural disasters, (I) any pandemic (including the SARS-CoV-2 virus and COVID-19 disease), epidemic, plague or other outbreak of illness or public health event or any Law, directive, pronouncement or guideline issued by a Governmental Authority, including the Centers for Disease Control and Prevention, or the World Health Organization or other industry group providing for business closures, changes to business operations, “sheltering-in-place” or other restrictions that relate to, or arise out of, any pandemic (including the SARS-CoV-2 virus and COVID-19 disease), epidemic, plague or other outbreak of illness or public health event or any change in such Law, directive, pronouncement or guideline or any interpretation thereof following the date of this Agreement or Terra REIT’s or any of the Terra REIT Subsidiaries’ compliance therewith, (J) changes in Law or GAAP (or the interpretation thereof), or (K) any Action made or initiated by any holder of Terra REIT Common Stock, including any derivative claims, arising out of or relating to this Agreement or the transactions contemplated by this Agreement, which in the case of each of clauses (B), (C), (D), (E), (H), (I) and (J) do not disproportionately affect Terra REIT and the Terra REIT Subsidiaries, taken as a whole, relative to others in the industries in which Terra REIT and the Terra REIT

Subsidiaries conduct their business in the geographic regions in which Terra REIT and the Terra REIT Subsidiaries operate.

“Terra REIT Subsidiary” means (a) any corporation of which more than fifty percent (50%) of the outstanding voting securities are, directly or indirectly, owned by Terra REIT, and (b) any partnership, limited liability company, joint venture or other entity of which more than fifty percent (50%) of the total equity interest is, directly or indirectly, owned by Terra REIT or of which Terra REIT or any Terra REIT Subsidiary is a general partner, manager, managing member or the equivalent.

“TIFI” means Terra Income Fund International, a Cayman exempt corporation.

(b) In addition to the terms defined in Section 1.1(a), the following terms have the respective meanings set forth in the sections set forth below opposite such term:

Defined Term	Location of Definition
Acquisition Proposal	Section 7.3(f)(i)
Adverse Recommendation Change	Section 7.3(b)
Agreement	Recitals
Alternative Acquisition Agreement	Section 7.3(a)
Articles of Merger	Section 2.3
Certificate	Section 3.1(a)(i)
Certificate of Merger	Section 2.3
Charter Restrictions	Section 7.10
Closing	Section 2.2
Closing Date	Section 2.2
DE SOS	Section 2.3
DLLCA	Recitals
Effective Time	Section 2.3
Escrow Agreement	Section 9.3(e)
Exchange Agent	Section 3.2(a)
Exchange Agent Agreement	Section 3.2(a)
Exchange Fund	Section 3.2(b)
Form S-4	Section 7.1(a)
Indemnified Parties	Section 7.7(a)
Indenture	Section 7.13
Interim Period	Section 6.1(a)
Intervening Event	Section 7.3(f)(ii)
Intervening Event Notice Period	Section 7.3(c)(ii)
Letter of Transmittal	Section 3.2(c)
Merger	Recitals
Merger Consideration	Section 3.1(a)(i)
Merger Sub	Recitals
MGCL	Recitals
Outside Date	Section 9.1(b)(i)
Party(ies)	Recitals
Prime Rate	Section 9.3(d)
Qualifying REIT Income	Section 9.3(e)(i)
Qualified REIT Subsidiary	Section 4.1(c)
Registered Securities	Section 7.1(a)
REIT	Section 5.12(b)
Sarbanes-Oxley Act	Section 4.5(a)
SDAT	Section 2.3

Defined Term	Location of Definition
Specified Operations	Section 4.13(e)
Superior Proposal	Section 7.3(f)(ii)
Superior Proposal Notice Period	Section 7.3(c)(i)
Surviving Entity	Section 2.1
Takeover Statutes	Section 4.19
Taxable REIT Subsidiary	Section 5.1(c)
Terra BDC	Recitals
Terra BDC Board	Recitals
Terra BDC Board Recommendation	Section 4.2(c)
Terra BDC Common Stock	Recitals
Terra BDC Designees	Section 7.12
Terra BDC Disclosure Letter	Article 4
Terra BDC Insurance Policies	Section 4.14
Terra BDC Material Contract	Section 4.11(b)
Terra BDC Organizational Documents	Section 7.7(a)
Terra BDC Permits	Section 4.8
Terra BDC Preferred Stock	Section 4.4(a)
Terra BDC SEC Documents	Section 4.5(a)
Terra BDC Special Committee	Recitals
Terra BDC Subsidiary Partnership	Section 4.12(h)
Terra BDC Tax Protection Agreements	Section 4.12(h)
Terra BDC Terminating Breach	Section 9.1(d)(i)
Terra BDC Voting Debt	Section 4.4(c)
Terra REIT	Recitals
Terra REIT Board	Recitals
Terra REIT Common Stock	Recitals
Terra REIT Disclosure Letter	Article 5
Terra REIT Insurance Policies	Section 5.14
Terra REIT Material Contract	Section 5.11(b)
Terra REIT Permits	Section 5.8
Terra REIT Preferred Stock	Section 5.4(a)
Terra REIT SEC Documents	Section 5.5(a)
Terra REIT Special Committee	Recitals
Terra REIT Subsidiary Partnership	Section 5.12(h)
Terra REIT Tax Protection Agreements	Section 5.12(h)
Terra REIT Terminating Breach	Section 9.1(c)
Terra REIT Voting Debt	Section 5.4(c)
Transaction Litigation	Section 7.6(c)
Transfer Taxes	Section 7.11(d)
Trustee Voting Support Agreement	Section 7.13 Section 7.12

Section 1.2 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limiting the generality of the foregoing” unless expressly provided otherwise;

(d) “or” shall be construed in the inclusive sense of “and/or”;

(e) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(f) all references herein to “$” or dollars shall refer to United States dollars;

(g) no specific provision, representation or warranty shall limit the applicability of a more general provision, representation or warranty;

(h) it is the intent of the Parties that each representation, warranty, covenant, condition and agreement contained in this Agreement shall be given full, separate, and independent effect and that such provisions are cumulative;

(i) the phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice” whether or not such words actually follow such phrase;

(j) references to a Person are also to its successors and permitted assigns;

(k) any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified;

(l) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(m) pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires; and

(n) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

ARTICLE 2

THE MERGER

Section 2.1 Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MGCL and DLLCA, at the Effective Time, Terra BDC shall be merged with and into Merger Sub, whereupon the separate existence of Terra BDC will cease, with Merger Sub surviving the Merger (the “Surviving Entity”), such that following the Merger, the Surviving Entity will be a wholly owned Terra REIT Subsidiary. The Merger shall have the effects set forth in the applicable provisions of the MGCL, the DLLCA and this Agreement.

Section 2.2 Closing. The closing (the “Closing”) of the Merger will take place (a) by electronic exchange of documents and signatures at 10:00 a.m., Eastern time, on the second (2nd) Business Day after all the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or valid waiver of such conditions) shall have been satisfied or validly waived by the Party entitled to the benefit of such condition (subject to applicable Law), or (b) such other place or date as may be agreed in writing by the Parties (the “Closing Date”).

Section 2.3 Effective Time. On the Closing Date, Terra REIT, Terra BDC and Merger Sub shall (i) cause articles of merger with respect to the Merger to be duly executed and filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MGCL (the “Articles of Merger”), (ii) cause a certificate of merger with respect to the Merger to be duly executed and filed with the Delaware Secretary of State (the “DE SOS”) in accordance with the DLLCA (the “Certificate of Merger”) and (iii) make any other filings, recordings or publications required to be made by Terra BDC, Merger Sub or the Surviving Entity under the MGCL or DLLCA in connection with the Merger. The Merger shall become effective at the time set forth in the Articles of Merger and the Certificate of Merger (such date and time, the “Effective Time”), it being understood and agreed that the Parties shall cause the Effective Time to occur on the Closing Date. The Articles of Merger and Certificate of Merger shall provide that the name of the Surviving Entity shall be “Terra Merger Sub, LLC.”

Section 2.4 Manager of the Surviving Entity. At the Effective Time, by virtue of the Merger, the manager of Merger Sub shall serve as the manager of the Surviving Entity. The Surviving Entity shall have no officers at the Effective Time.

Section 2.5 Tax Treatment of the Merger. The Parties hereby confirm, covenant and agree to treat the Merger as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Section 354 and 361 of the Code. Unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state of local Law), all Parties shall file all United States federal, state and local Tax Returns in a manner consistent with the intended tax treatment of the Merger described in this Section 2.5, and no Party shall take a position inconsistent with such treatment.

ARTICLE 3

EFFECTS OF THE MERGER

Section 3.1 Effects of the Merger.

(a) At the Effective Time and by virtue of the Merger and without any further action on the part of Terra REIT, Terra BDC or Merger Sub or the holders of any securities of Terra REIT, Terra BDC or Merger Sub:

(i) Except as provided in Section 3.1(a)(ii) and subject to Sections 3.1(b) and 3.1(d), each share of Terra BDC Common Stock issued and outstanding immediately prior to the Effective Time will be automatically cancelled and converted into the right to receive (upon the proper surrender of the certificate representing such share (“Certificate”) or, in the case of a Book-Entry Share, the proper surrender of such Book-Entry Share) (A) a number of shares of Terra REIT Class B Common Stock equal to the Exchange Ratio, to be issued in consideration therefor upon the surrender of such Certificate or Book Entry Share and (B) any cash, without interest, to be paid in lieu of any fractional share interests of Terra REIT Class B Common Stock in accordance with Section 3.1(d) (together, the “Merger Consideration”);

(ii) Notwithstanding Section 3.1(a)(i) above, each share of Terra BDC Common Stock, if any, then held by any wholly owned Terra BDC Subsidiary, Terra REIT or any wholly owned Terra REIT Subsidiary shall no longer be outstanding and shall automatically be retired and shall cease to exist, and no consideration shall be paid, nor shall any other payment or right inure or be made with respect thereto in connection with or as a consequence of the Merger; and

(iii) The membership interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain the issued and outstanding membership interests of the Surviving Entity and shall be unaffected by the Merger.

(b) Adjustment of the Exchange Ratio. Between the date of this Agreement and the Effective Time, if either of Terra BDC or Terra REIT should split, combine or otherwise reclassify either the Terra BDC Common Stock or the Terra REIT Common Stock or makes a dividend or other distribution in shares of the Terra BDC Common Stock or the Terra REIT Common Stock (including any dividend or other distribution of securities convertible into Terra BDC Common Stock or Terra REIT Common Stock), or engages in a reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of the Parties hereunder), the Exchange Ratio shall be ratably adjusted to reflect fully the effect of any such split, combination, reclassification, dividend, distribution, reorganization, exchange or change, and thereafter all references to the Exchange Ratio shall be deemed to be the Exchange Ratio as so adjusted.

(c) Transfer Books. From and after the Effective Time, the share transfer books of Terra BDC shall be closed, and thereafter there shall be no further registration of transfers of Terra BDC Common Stock. From and after the Effective Time, Persons who held Terra BDC Common Stock immediately prior to the Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for in this Agreement or by applicable Law. On or after the Effective Time, any Certificates or Book-Entry Shares of Terra BDC Common Stock presented to the Exchange Agent, Terra REIT or the Surviving Entity shall be exchanged for the Merger Consideration with respect to Terra BDC Common Stock formerly represented thereby.

(d) No Fractional Shares. No fractional shares of Terra REIT Class B Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares of Terra BDC Common Stock, and such fractional shares shall not entitle the owner thereof to vote or to any other rights of a stockholder of Terra REIT. Notwithstanding any other provision of this Agreement, each holder of shares of Terra BDC Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Terra REIT Class B Common Stock (after taking into account all Certificates and Book-Entry Shares of Terra BDC Common Stock delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount rounded to the nearest whole cent, determined by multiplying (i) the fraction of a share to which such holder would otherwise be entitled by (ii) $14.38.

Section 3.2 Exchange Procedures; Exchange Agent; Distributions with Respect to Unexchanged Shares.

(a) As soon as practicable prior to the Effective Time, Terra REIT will designate a nationally recognized bank, trust company or stockholder services company reasonably acceptable to Terra BDC to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration, as provided in Section 3.1(a)(i) and Section 3.1(d). Prior to the Effective Time, Terra REIT will enter into an exchange agent agreement with the Exchange Agent, in a form reasonably acceptable to Terra BDC (the “Exchange Agent Agreement”), setting forth the procedures to be used in accomplishing the deliveries and other actions contemplated by this Section 3.2.

(b) Prior to the Effective Time, Terra REIT shall deposit with the Exchange Agent, for the sole benefit of the holders of shares of Terra BDC Common Stock, certificates or Book-Entry Shares representing shares of Terra REIT Class B Common Stock to be issued pursuant to Section 3.1(a)(i) in exchange for the shares of Terra BDC Common Stock. After the Effective Time on the appropriate payment date, if applicable, Terra REIT shall provide or shall cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Terra REIT Class B Common Stock pursuant to Section 3.2(e). Terra REIT shall deposit with the Exchange Agent, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 3.1(d). Such shares of Terra REIT Class B Common Stock, together with any cash in lieu of fractional shares pursuant to Section 3.1(d) and dividends or distributions with respect thereto pursuant to Section 3.2(e), are referred to herein as the “Exchange Fund.” Terra REIT shall cause the Exchange Agent to make, and the Exchange Agent shall make delivery of, the Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any other purpose.

(c) As soon as reasonably practicable after the Effective Time (but in no event later than two (2) Business Days thereafter), Terra REIT shall cause the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Share representing shares of Terra BDC Common Stock (i) a letter of transmittal (a “Letter of Transmittal”) in customary form as prepared by Terra REIT and reasonably acceptable to Terra BDC (which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates or transfer of any Book-Entry Shares to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates or the transfer of Book-Entry Shares in exchange for the Merger Consideration into which the number of shares of Terra BDC Common Stock previously represented by such Certificate or Book-Entry Share shall have been converted pursuant to this Agreement.

(d) Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or transfer of any Book-Entry Share representing shares of Terra BDC Common Stock to the Exchange Agent, together with a properly completed and validly executed Letter of Transmittal or receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of transfer of a Book-Entry Share, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate or Book-Entry Share representing shares of Terra BDC Common Stock shall be entitled to receive in exchange therefor (i) the number of whole shares of Terra REIT Class B Common Stock into which the Terra BDC Common Stock represented by the surrendered Certificate or Book-Entry Share shall have been converted at the Effective Time, (ii) cash in lieu of any fractional share interest of Terra REIT Class B Common Stock in accordance with Section 3.1(d) and (iii) certain dividends and distributions in accordance with Section 3.2(e), if any, after the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or “agent’s message” or other evidence, and the Certificate (or affidavit of loss in lieu thereof) so surrendered or the Book-Entry Share so transferred, as applicable, shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavit of loss in lieu thereof) and Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. Until surrendered or transferred as contemplated by this Section 3.2, each Certificate or Book-Entry Share representing shares of Terra BDC Common Stock shall be deemed, at any time after the Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration as contemplated by this Article 3. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender of the Certificates or Book-Entry Shares.

(e) No dividends or other distributions declared or made prior to or after the Effective Time with respect to Terra REIT Class B Common Stock with a record date after the Effective Time shall be paid to any holder entitled by reason of the Merger to receive shares of Terra REIT Class B Common Stock until, and no cash payment in lieu of a fractional share interest of Terra REIT Class B Common Stock shall be paid to any such holder pursuant to Section 3.1(d) until, such holder shall have surrendered its Certificates or Book-Entry Share of Terra BDC Common Stock pursuant to this Section 3.2. Subject to applicable Law, following surrender of any such Certificate or Book-Entry Shares of Terra BDC Common Stock, such holder shall be paid, in each case, without interest, (i) the amount of any dividends or other distributions theretofore paid with respect to the shares of Terra REIT Class B Common Stock represented by the Certificate or Book-Entry Shares of Terra BDC Common Stock surrendered by such holder and having a record date on or after the Effective Time and a payment date prior to such surrender and (ii) at the appropriate payment date or as promptly as practicable thereafter, the amount of any dividends or other distributions payable with respect to such shares of Terra REIT Class B Common Stock and having a record date on or after the Effective Time but prior to such surrender and a payment date on or after such surrender.

(f) In the event of a transfer of ownership of shares of Terra BDC Common Stock that is not registered in the transfer records of Terra BDC, it shall be a condition of payment that any Certificate or Book-Entry Share surrendered or transferred in accordance with the procedures set forth in this Section 3.2 shall be properly endorsed or shall be otherwise in proper form for transfer, and that the Person requesting such payment shall have paid any Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or Book-Entry Share transferred, or shall have established to the reasonable satisfaction of Terra REIT that such Tax either has been paid or is not applicable.

(g) Any portion of the Exchange Fund that remains undistributed to the holders of Terra BDC Common Stock for six (6) months after the Effective Time shall be delivered to Terra REIT upon demand, and any former holders of Terra BDC Common Stock prior to the Merger who have not theretofore complied with this Article 3 shall thereafter look only to Terra REIT for payment of their claims with respect thereto.

(h) None of Terra BDC, Terra REIT, the Surviving Entity, the Exchange Agent, or any employee, officer, director, agent or Affiliate of such entities, shall be liable to any Person in respect of the Merger Consideration if the Exchange Fund (or the appropriate portion thereof) has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any shares of Terra BDC Common Stock immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Terra REIT free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 3.3 Withholding Rights. Each of Terra BDC, Terra REIT, the Surviving Entity, or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Agreement to any holder of Terra BDC Common Stock, such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Tax Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.4 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Terra REIT, the posting by such Person of a bond in such reasonable amount as Terra REIT may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article 3.

Section 3.5 Dissenters Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

Section 3.6 General Effects of the Merger. At the Effective Time, the effect of the Merger shall be as set forth in this Agreement and as provided in the applicable provisions of the MGCL and DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of Terra BDC and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities and duties of Terra BDC and Merger Sub shall become the debts, liabilities and duties of the Surviving Entity.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF TERRA BDC

Except (a) as set forth in the disclosure letter prepared by the Terra BDC and delivered by the Terra BDC to the Terra REIT prior to the execution and delivery of this Agreement (the “Terra BDC Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Terra BDC

Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face (it being understood that to be so reasonably apparent on its face, it is not required that the other Sections be cross-referenced); provided, that no disclosure shall qualify any Fundamental Representation unless it is set forth in the specific section or subsection of the Terra BDC Disclosure Letter corresponding to such Fundamental Representation; provided, further, that nothing in the Terra BDC Disclosure Letter is intended to broaden the scope of any representation or warranty of Terra BDC made herein) or (b) as disclosed in the Terra BDC SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after December 31, 2021 and prior to the date of this Agreement (excluding any information or documents incorporated by reference therein and excluding any disclosures contained in such documents under the headings “Risk Factors” or “Forward Looking Statements” or any other disclosures contained or referenced therein to the extent they are cautionary, predictive or forward-looking in nature), and then only to the extent that the relevance of any disclosed event, item or occurrence in such Terra BDC SEC Documents to a matter covered by a representation or warranty set forth in this Article 4 is reasonably apparent on its face; provided that the disclosures in the Terra BDC SEC documents shall not be deemed to qualify (i) any Fundamental Representations, which matters shall only be qualified by specific disclosure in the respective corresponding Section of the Terra BDC Disclosure Letter, and (ii) Section 4.3 (No Conflict; Required Filings and Consents), Section 4.5(a)-(c) (SEC Documents; Financial Statements), Section 4.17 (Brokers), and Section 4.18 (Opinion of Financial Advisor), the Terra BDC hereby represents and warrants to Terra REIT that:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) Terra BDC is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Terra BDC is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Terra BDC Material Adverse Effect.

(b) Each Terra BDC Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each Terra BDC Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Terra BDC Material Adverse Effect.

(c) Section 4.1(c) of the Terra BDC Disclosure Letter sets forth a true and complete list of the Terra BDC Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which Terra BDC and the Terra BDC Subsidiaries are qualified or licensed to do business, and the type of and percentage of interest held, directly or indirectly, by Terra BDC in each Terra BDC Subsidiary, including a list of each Terra BDC Subsidiary that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (each a “Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(1) of the Code (each a “Taxable REIT Subsidiary”) and each Terra BDC Subsidiary that is an entity taxable as a corporation which is neither a Qualified REIT Subsidiary nor a Taxable REIT Subsidiary.

(d) Neither Terra BDC nor any Terra BDC Subsidiary directly or indirectly owns any equity interest in any Person (other than in the Terra BDC Subsidiaries).

(e) Terra BDC is in compliance with the terms of its Terra BDC Governing Documents in all material respects.

Section 4.2 Authority; Approval Required.

(a) Terra BDC has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Stockholder Approvals, to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by Terra BDC and the consummation by Terra BDC of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Terra BDC are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject, (i) with respect to the Merger, to receipt of the applicable Stockholder Approval, to the filing of the Articles of Merger with, and acceptance for record of the Articles of Merger by, the SDAT, and to the filing of the Certificate of Merger with the DE SOS, and (ii) with respect to the Terra BDC Charter Amendment, to receipt of the Stockholder Approvals and to the filing of Articles of Amendment with, and acceptance for record of Articles of Amendment by the SDAT.

(b) This Agreement has been duly executed and delivered by Terra BDC, and assuming due authorization, execution and delivery by Terra REIT and Merger Sub, constitutes a legally valid and binding obligation of Terra BDC enforceable against Terra BDC in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c) On the recommendation of the Terra BDC Special Committee, the Terra BDC Board has (i) determined that the terms of this Agreement, the Terra BDC Charter Amendment, the BDC Election Withdrawal, the Merger and the other transactions contemplated by this Agreement are in the best interests of Terra BDC and the holders of Terra BDC Common Stock and, in the case of this Agreement, the Merger and the other transactions contemplated by this Agreement, fair and reasonable and on terms and conditions not less favorable to Terra BDC than those available from unaffiliated third parties, (ii) approved, authorized, adopted and declared advisable this Agreement, the Terra BDC Charter Amendment, the BDC Election Withdrawal and the consummation of the Merger and the other transactions contemplated by this Agreement, (iii) directed that the Merger, the Terra BDC Charter Amendment and the BDC Election Withdrawal be submitted to a vote of the holders of Terra BDC Common Stock and (iv) recommended that holders of Terra BDC Common Stock vote in favor of approval of the Terra BDC Charter Amendment, the BDC Election Withdrawal and the Merger (such recommendation, the “Terra BDC Board Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

(d) The Stockholder Approvals are the only vote of the holders of securities of Terra BDC required to approve the Terra BDC Charter Amendment, the BDC Election Withdrawal and the Merger.

Section 4.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Terra BDC do not, and the performance of this Agreement and its obligations hereunder will not, (i) assuming receipt of the Stockholder Approvals, conflict with or violate any provision of (A) the Terra BDC Governing Documents or (B) any equivalent organizational or governing documents of any other Terra BDC Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.3(b) have been obtained, all filings and notifications described in Section 4.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Terra BDC or any Terra BDC Subsidiary or by which any property or asset of Terra BDC or any Terra BDC Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 4.3(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of Terra BDC or any Terra BDC Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Terra BDC or any Terra BDC Subsidiary pursuant to, any Contract or Permit to which Terra BDC or any Terra BDC Subsidiary is a party, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a Terra BDC Material Adverse Effect.

(b) The execution and delivery of this Agreement by Terra BDC do not, and the performance of this Agreement by Terra BDC will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Proxy Statement, (B) the Form S-4 and the declaration of effectiveness of the Form S-4, and (C) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT pursuant to the MGCL, (iii) the filing of the Certificate of Merger with the DE SOS pursuant to the DLLCA, (iv) the filing of Articles of Amendment setting forth the Terra BDC Charter Amendment with, and the acceptance for record of such Articles of Amendment by, the SDAT, (v) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (vi) the consents, authorizations, orders or approvals of each Governmental Authority listed in Section 8.1(a) of the Terra BDC Disclosure Letter, and (vii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications which, individually or in the aggregate, would not reasonably be expected to have a Terra BDC Material Adverse Effect.

Section 4.4 Capital Structure.

(a) The authorized capital stock of Terra BDC consists of 500,000,000 Shares (as such term is defined in the Terra BDC Charter), consisting of 450,000,000 shares of Terra BDC Common Stock, and 50,000,000 shares of preferred stock, par value $0.001 per share (“Terra BDC Preferred Stock”). At the close of business on April 26, 2022, (i) 8,102,167 shares of Terra BDC Common Stock were issued and outstanding and (ii) no shares of Terra BDC Preferred Stock were issued and outstanding. All of the outstanding shares of capital stock of Terra BDC are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with applicable securities Laws. Except as set forth in this Section 4.4, there is no other outstanding capital stock of Terra BDC.

(b) All of the outstanding shares of capital stock of each of the Terra BDC Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Terra BDC Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Terra BDC Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. Terra BDC owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Terra BDC Subsidiaries, free and clear of all Liens, other than Permitted Liens, and free of preemptive rights.

(c) There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of Terra BDC or any Terra BDC Subsidiary (“Terra BDC Voting Debt”) issued and outstanding. As set forth in Section 4.4(a) of the Terra BDC Disclosure Letter, there are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which Terra BDC or any of the Terra BDC Subsidiaries is a party or by which any of them is bound obligating Terra BDC or any of the Terra BDC Subsidiaries to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Terra BDC or any Terra BDC

Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock, Terra BDC Voting Debt or other equity interests.

(d) Neither Terra BDC nor any Terra BDC Subsidiary is a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock of Terra BDC or any of the Terra BDC Subsidiaries. Neither Terra BDC nor any Terra BDC Subsidiary has granted any registration rights on any of its capital stock other than as set forth in Section 4.4(d) of the Terra BDC Disclosure Letter. No Terra BDC Common Stock is owned by any Terra BDC Subsidiary.

(e) Terra BDC does not have a “poison pill” or similar stockholder rights plan.

(f) All dividends or other distributions on the shares of Terra BDC Common Stock and any material dividends or other distributions on any securities of any Terra BDC Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 4.5 SEC Documents; Financial Statements; Sarbanes-Oxley Act; Internal Controls; Off Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws.

(a) Terra BDC has timely filed with, or furnished (on a publicly available basis) to the SEC, all forms, documents, statements, schedules and reports required to be filed by Terra BDC under the Exchange Act, the Investment Company Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”)) since December 31, 2020 (the forms, documents, statements and reports filed with the SEC since December 31, 2020 and those filed with the SEC since the date of this Agreement, if any, including any amendments thereto, the “Terra BDC SEC Documents”). As of their respective filing dates (or the date of their most recent amendment, supplement or modification, in each case, to the extent filed and publicly available prior to the date of this Agreement), the Terra BDC SEC Documents (i) complied, or with respect to Terra BDC SEC Documents filed after the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder, and (ii) did not, or with respect to Terra BDC SEC Documents filed after the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the Terra BDC SEC Documents is, to the Knowledge of Terra BDC, the subject of ongoing SEC review and Terra BDC does not have any outstanding and unresolved comments from the SEC with respect to any Terra BDC SEC Documents. None of the Terra BDC SEC Documents is the subject of any confidential treatment request by Terra BDC.

(b) At all applicable times, Terra BDC has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(c) The consolidated audited and unaudited financial statements of Terra BDC and the Terra BDC Subsidiaries included, or incorporated by reference, in the Terra BDC SEC Documents, including the related notes and schedules (as amended, supplemented or modified by later Terra BDC SEC Documents, in each case, to the extent filed and publicly available prior to the date of this Agreement), (i) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of Terra BDC and Terra BDC Subsidiaries in all material respects, (ii) complied or will comply, as the case may be, as of their respective dates in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act and the published rules and regulations of the SEC with respect thereto, (iii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K, Regulation S-X or any successor or like form or rule under the Exchange Act, which such adjustments are not, in the aggregate, material to Terra BDC) and (iv) fairly present, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material), the consolidated financial position of Terra BDC and the Terra BDC Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of Terra BDC and the Terra BDC Subsidiaries for the periods presented therein. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of Terra BDC, threatened, in each case regarding any accounting practices of Terra BDC.

(d) Since December 31, 2017, (A) Terra BDC has designed and maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information required to be disclosed by Terra BDC in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Terra BDC’s management as appropriate to allow timely decisions regarding required disclosure, and (B) to the Knowledge of Terra BDC, such disclosure controls and procedures are effective in timely alerting Terra BDC’s management to material information required to be included in Terra BDC’s periodic reports required under the Exchange Act (if Terra REIT were required to file such reports). Terra BDC and Terra BDC Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorization, (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Terra BDC has disclosed to Terra BDC’s auditors and audit committee (and made summaries of such disclosures available to Terra REIT) (1) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect Terra BDC’s ability to record, process, summarize and report financial information and (2) any fraud, to the Knowledge of Terra BDC, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting.

(e) Terra BDC is not and none of the Terra BDC Subsidiaries is, a party to, and neither Terra BDC nor any Terra BDC Subsidiary has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among Terra BDC and any Terra BDC Subsidiary, on the one hand, and any unconsolidated Affiliate of Terra BDC or any Terra BDC Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Terra BDC, any Terra BDC Subsidiary or Terra BDC’s or such Terra BDC Subsidiary’s audited financial statements or other Terra BDC SEC Documents.

(f) Neither Terra BDC nor any Terra BDC Subsidiary nor, to the Knowledge of Terra BDC, any director, officer or Representative of Terra BDC or any Terra BDC Subsidiary has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment to any foreign or domestic government official or employee or (iii) made any unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, in each case, in violation in any material respect of any applicable Anti-Corruption Law. Neither Terra BDC nor any Terra BDC Subsidiary has received any written communication that alleges that Terra BDC or any Terra BDC Subsidiary, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law.

(g) Terra BDC has duly elected to be regulated as a BDC pursuant to the Investment Company Act and, until such time as the BDC Election Withdrawal becomes effective, such election has not been revoked or withdrawn and is in full force and effect. Terra BDC has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws” (as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act). There have been no “Material Compliance Matters” (as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act) for Terra BDC, other than those that have been reported to the Terra BDC Board and satisfactorily remedied or are in the process of being remedied or those that would not, individually or in the aggregate, reasonably be expected to have a Terra BDC Material Adverse Effect. No “affiliated person” (as defined under the Investment Company Act) of Terra BDC or the Terra BDC Advisor has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company (including a BDC) under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification. There is no material proceeding pending and served or, to the Knowledge of Terra BDC, threatened that would result in any such disqualification. The Terra BDC Advisory Agreement has been duly approved and continued and at all times has been in compliance in all material respects with Section 15 of the Investment Company Act (to the extent applicable). As of the date of this Agreement, there have been no material changes to the amount of securities, Indebtedness and other financial instruments listed on the most recent Terra BDC SEC Documents, including any increase in the amount of securities, Indebtedness and other financial instruments owned by the Terra BDC or its Terra BDC Subsidiaries that are not treated as “qualifying assets” under Section 55(a) of the Investment Company Act.

Section 4.6 Absence of Certain Changes or Events. Since December 31, 2021 through the date of this Agreement, (a) Terra BDC and each Terra BDC Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice, (b) neither Terra BDC nor any Terra BDC Subsidiary has taken any action that would have been prohibited by Section 6.1 (Conduct of the Business of Terra BDC) if taken from and after the date of this Agreement and (c) there has not been any Terra BDC Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a Terra BDC Material Adverse Effect.

Section 4.7 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against on the balance sheet of Terra BDC dated as of December 31, 2021 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (c) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2021, neither Terra BDC nor any Terra BDC Subsidiary has any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b) or (c) above, has had, or would reasonably be expected to have, a Terra BDC Material Adverse Effect.

Section 4.8 Permits; Compliance with Law. Terra BDC and the Terra BDC Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Authorities necessary for the lawful conduct of their respective businesses (the “Terra BDC Permits”), except where the failure to so hold would not reasonably be expected to have, individually or in the aggregate, a Terra BDC Material Adverse Effect. Terra BDC and the Terra BDC Subsidiaries are in compliance with the terms of the Terra BDC Permits, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Terra BDC Material Adverse Effect. Neither Terra BDC nor any Terra BDC Subsidiary is in violation or breach of, or default under, any Terra BDC Permit, nor has Terra BDC or any Terra BDC Subsidiary received any claim or notice indicating that Terra BDC or any Terra BDC Subsidiary is currently not in compliance with the terms of any Terra BDC Permits, except where the failure to be in compliance with the terms of any Terra BDC Permits would not reasonably be expected to have, individually or in the aggregate, a Terra BDC Material Adverse Effect. The businesses of Terra BDC and the Terra BDC Subsidiaries are not currently being conducted, and at no time since December 31, 2020 have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Terra BDC Material Adverse Effect. As of the date of this Agreement, to the knowledge of Terra BDC, no investigation or review by any Governmental Authority with respect to Terra BDC or any Terra BDC Subsidiary is pending or threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Terra BDC Material Adverse Effect. Notwithstanding anything to the contrary in this Section 4.8, the provisions of this Section 4.8 shall not apply to matters addressed in Section 4.12 and Section 4.15.

Section 4.9 Litigation. There is no material action, suit, proceeding or investigation to which Terra BDC or any Terra BDC Subsidiary is a party (either as plaintiff or defendant) pending or, to the Knowledge of Terra BDC, threatened before any Governmental Authority, and, to the Knowledge of Terra BDC, there is no basis for any such action, suit, proceeding or investigation. Neither Terra BDC nor any Terra BDC Subsidiary has been permanently or temporarily enjoined by any Order, judgment or decree of any Governmental Authority from engaging in or continuing to conduct the business of Terra BDC or the Terra BDC Subsidiaries. No Order of any Governmental Authority has been issued in any proceeding to which Terra BDC or any of the Terra BDC Subsidiaries is or was a party, or, to the Knowledge of Terra BDC, in any other proceeding, that enjoins or requires Terra BDC or any of the Terra BDC Subsidiaries to take action of any kind with respect to its businesses, assets or properties. Since December 31, 2021, none of Terra BDC, any Terra BDC Subsidiary or any Representative of the foregoing has received or made any settlement offer for any material Action to which Terra BDC or any Terra BDC Subsidiary is a party or potentially could be a party (in each case, either as plaintiff or defendant), other than settlement offers that do not exceed $500,000 individually.

Section 4.10 Real Property. Neither Terra BDC nor any Terra BDC Subsidiary owns any real property. Neither Terra BDC nor any Terra BDC Subsidiary has leased or subleased any real property or has any obligation to pay any rent or other fees for any real property.

Section 4.11 Material Contracts.

(a) Section 4.11(a) of the Terra BDC Disclosure Letter sets forth a list of each Contract (other than a Benefit Plan) in effect as of the date hereof to which Terra BDC or any Terra BDC Subsidiary is a party or by which any of its properties or assets are bound that:

(i) is required to be filed as an exhibit to Terra BDC’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4) or (9) of Regulation S-K promulgated under the Securities Act;

(ii) obligates Terra BDC or any Terra BDC Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $500,000 and is not cancelable within ninety (90) days without material penalty to Terra BDC or any Terra BDC Subsidiary;

(iii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of Terra BDC or any Terra BDC Subsidiary, including upon consummation of the transactions contemplated by this Agreement, or that otherwise restricts the lines of business conducted by Terra BDC or any Terra BDC Subsidiary or the geographic area in which Terra BDC or any Terra BDC Subsidiary may conduct business;

(iv) is a Contract that obligates Terra BDC or any Terra BDC Subsidiary to indemnify any past or present directors, officers, or employees of Terra BDC or any Terra BDC Subsidiary pursuant to which Terra BDC or any Terra BDC Subsidiary is the indemnitor;

(v) constitutes (A) an Indebtedness obligation of Terra BDC or any Terra BDC Subsidiary with a principal amount as of the date hereof greater than $500,000 or (B) a Contract (including any so called take-or-pay or keepwell agreements) under which (1) any Person including Terra BDC or a Terra BDC Subsidiary, has directly or indirectly guaranteed Indebtedness, liabilities or obligations of Terra BDC or Terra BDC Subsidiary or (2) Terra BDC or a Terra BDC Subsidiary has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Person, including Terra BDC or another Terra BDC Subsidiary (in each case other than endorsements for the purpose of collection in the ordinary course of business);

(vi) requires Terra BDC or any Terra BDC Subsidiary to dispose of or acquire assets or properties that (together with all of the assets and properties subject to such requirement in such Contract) have a fair market value in excess of $500,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(vii) constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract relating to a swap or other hedging transaction of any type;

(viii) constitutes a loan to any Person by Terra BDC or any Terra BDC Subsidiary in an amount in excess of $500,000;

(ix) sets forth the operational terms of a joint venture, partnership, limited liability company or strategic alliance of Terra BDC or any Terra BDC Subsidiary with a third party;

(x) prohibits the pledging of the capital stock of Terra BDC or any Terra BDC Subsidiary or prohibits the issuance of guarantees by any Terra BDC Subsidiary;

(xi) is with a Governmental Authority;

(xii) has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of $500,000;

(xiii) is an employment Contract or consulting Contract;

(xiv) is a collective bargaining agreement or other Contract with any labor organization, union or association; or

(xv) is both (A) not made in the ordinary course of business consistent with past practice and (B) material to Terra BDC and the Terra BDC Subsidiaries, taken as a whole.

(b) Each Contract in any of the categories set forth in Section 4.11(a) to which Terra BDC or any Terra BDC Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a “Terra BDC Material Contract.” Each Terra BDC Material Contract is legal, valid, binding and enforceable on Terra BDC and each other Terra BDC Subsidiary that is a party thereto and, to the Knowledge of Terra BDC, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Terra BDC and each Terra BDC Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Terra BDC Material Contract and, to the Knowledge of Terra BDC, each other party thereto has performed all obligations required to be performed by it under such Terra BDC Material Contract prior to the date hereof, except where in each case the failure to perform individually or in the aggregate would not reasonably be expected to have a Terra BDC Material Adverse Effect. Neither Terra BDC nor any Terra BDC Subsidiary, nor, to the Knowledge of Terra BDC, any other party thereto, is in breach or violation of, or default under, any Terra BDC Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Terra BDC Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to have a Terra BDC Material Adverse Effect. Neither Terra BDC nor any Terra BDC Subsidiary has received notice of any violation or default under, or owes any termination, cancellation or other similar fees or any liquidated damages with respect to any Terra BDC Material Contract, except for violations or defaults, or fees or damages, that, individually or in the aggregate, would not reasonably be expected to have a Terra BDC Material Adverse Effect. Since December 31, 2021 and as of the date hereof, neither Terra BDC nor any Terra BDC Subsidiary has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Terra BDC Material Contract.

Section 4.12 Taxes.

(a) Terra BDC and each other Terra BDC Subsidiary has timely filed with the appropriate Governmental Authority all United States federal income Tax Returns and all other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. Terra BDC and each other Terra BDC Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. No written claim has been proposed by any Governmental Authority in any jurisdiction where Terra BDC or any Terra BDC Subsidiary does not file Tax Returns that Terra BDC or any Terra BDC Subsidiary is or may be subject to Tax by such jurisdiction.

(b) Terra BDC (i) for all taxable years commencing with Terra BDC’s year ending December 31, 2018 and through December 31, 2021, has been subject to taxation as a real estate investment trust (a “REIT”) under Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since October 1, 2018 to the date hereof, in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year that will include the day of the Merger; and (iv) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or threatened, to the Knowledge of Terra BDC. No Terra BDC Subsidiary is a corporation for United States federal income tax purposes, other than a corporation that qualifies as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary. Terra BDC’s dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year, taking into account any dividends subject to Sections 857(b)(8) or 858 of the Code, has not been less than the sum of (i) Terra BDC’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year and (ii) Terra BDC’s net capital gain for such year.

(c) (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or, to the Knowledge of Terra BDC, threatened with regard to any material Taxes or Tax Returns of Terra BDC or any Terra BDC Subsidiary; (ii) no material deficiency for Taxes of Terra BDC or any Terra BDC Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of Terra BDC, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a Terra BDC Material Adverse Effect; (iii) neither Terra BDC nor any Terra BDC Subsidiary has, waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither Terra BDC nor any Terra BDC Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return; and (v) neither Terra BDC nor any Terra BDC Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d) Each Terra BDC Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation, an association taxable as a corporation whose separate existence is respected for federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code.

(e) Neither Terra BDC nor any Terra BDC Subsidiary holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor have they disposed of any such asset during its current taxable year.

(f) Since October 1, 2018, Terra BDC and the Terra BDC Subsidiaries have not incurred (i) any material liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 860(c) or 4981 of the Code, (ii) any liability for Taxes under Sections 857(b)(5) (for income test violations), 856(c)(7)(C) (for asset test violations), or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs) and (iii) Terra BDC has not, and none of the Terra BDC Subsidiaries have, incurred any material liability for Tax other than (A) in the ordinary course of business consistent with past practice, or (B) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and to the Knowledge of Terra BDC no condition or circumstances exists, which presents a material risk that any material liability for Taxes described clause (i) or (iii) of the preceding sentence or any liability for Taxes described in clause (ii) of the preceding sentence will be imposed upon Terra BDC or any Terra BDC Subsidiary. Terra BDC has never had any earnings and profits accumulated in any “non-REIT year,” within the meaning of Section 857(a)(2) of the Code.

(g) Terra BDC and the Terra BDC Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1447 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h) There are no Terra BDC Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of Terra BDC threatened to raise, a material claim against Terra BDC or any Terra BDC Subsidiary for any breach of any Terra BDC Tax Protection Agreements. As used herein, “Terra BDC Tax Protection Agreements” means any written agreement to which Terra BDC or any Terra BDC Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a Terra BDC Subsidiary Partnership (as hereinafter defined) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; and/or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company in a Terra BDC Subsidiary Partnership, Terra BDC or any Terra BDC Subsidiary has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, and/or (D) only dispose of assets in a particular manner. As used herein, “Terra BDC Subsidiary Partnership” means a Terra BDC Subsidiary that is a partnership for United States federal income tax purposes.

(i) There are no Tax Liens upon any property or assets of Terra BDC or any Terra BDC Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(j) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Terra BDC or any Terra BDC Subsidiary, and after the Closing Date neither Terra BDC nor any Terra BDC Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(k) Neither Terra BDC nor any Terra BDC Subsidiary has requested or received any written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and neither Terra BDC nor any Terra BDC Subsidiary is subject to written ruling of a Governmental Authority.

(l) Neither Terra BDC nor any Terra BDC Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax or (ii) has any liability for the Taxes of any Person (other than any Terra BDC Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract, or otherwise.

(m) Neither Terra BDC nor any Terra BDC Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(n) Neither Terra BDC nor any Terra BDC Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(o) No written power of attorney that has been granted by Terra BDC or any Terra BDC Subsidiary (other than to Terra BDC or a Terra BDC Subsidiary) currently is in force with respect to any matter relating to Taxes.

(p) Neither Terra BDC nor any Terra BDC Subsidiary has taken any action or failed to take any action which action or failure would reasonably be expected to jeopardize, nor to the Knowledge of Terra BDC is there any other fact or circumstance that could reasonably be expected to prevent, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(q) Terra BDC is a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

Section 4.13 Intellectual Property(a). (a) Neither Terra BDC nor any Terra BDC Subsidiary: (a) owns any patents, registered trademarks, or registered copyrights, (b) has any pending applications or registrations for any trademarks, patents or copyrights, (c) owns any proprietary Software, (d) owns any trade secrets material to the conduct of the business of Terra BDC or any Terra BDC Subsidiary or (e) is a party to any Contracts with respect to an exclusive license by Terra BDC or any Terra BDC Subsidiary of any trademarks, patents or copyrights. Section 4.13(a) of the Terra BDC Disclosure Letter lists all (1) unregistered trademarks material to the conduct of the business of Terra BDC or any Terra BDC Subsidiary, (2) domain names used in the conduct of the business of Terra BDC or any Terra BDC Subsidiary, whether or not registered to Terra BDC or any Terra BDC Subsidiary, and (3) all websites and social media handles/accounts used in the conduct of the business of Terra BDC or any Terra BDC Subsidiary.

(b) No Intellectual Property used by Terra BDC or any Terra BDC Subsidiary infringes or is alleged to infringe any Intellectual Property rights of any third party. Since December 31, 2013, neither Terra BDC nor any Terra BDC Subsidiary has received any written or, to the Knowledge of Terra BDC, verbal complaint, claim or notice alleging misappropriation, infringement or violation of any Intellectual Property rights of any third party. To the Knowledge of Terra BDC, no Person is misappropriating, infringing or otherwise violating any Intellectual Property of Terra BDC or any Terra BDC Subsidiary.

(c) Terra BDC and the Terra BDC Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property used in the business of Terra BDC and the Terra BDC Subsidiaries as it is currently conducted. On or before the Closing, all Intellectual Property used in the business of Terra BDC or any Terra BDC Subsidiary as currently conducted will be owned or available for use by Merger Sub on identical terms and conditions under which Terra BDC or any Terra BDC Subsidiary used or owned such Intellectual Property immediately prior to Closing. Schedule 4.13(c) lists all Intellectual Property, excluding any Commercially Available Software, licensed by Terra BDC or the Terra BDC Subsidiaries that is used in the business of Terra BDC or any Terra BDC Subsidiary.

(d) Terra BDC and all Terra BDC Subsidiaries have taken all commercially reasonable steps necessary to protect and keep confidential all confidential information, trade secrets, proprietary data, customer information, or other business information of (i) Terra BDC, (ii) Terra BDC Subsidiaries and (iii) any other Person, Terra BDC or any Terra BDC Subsidiaries is obligated to protect and/or keep confidential.

(e) All Software used in the business of Terra BDC or any Terra BDC Subsidiary operates and performs in all material respects in accordance with its associated representations, warranties, instructions, guidelines, specifications, and documentation (whether in writing or electronically) (“Specified Operations”). The Software used in the business of Terra BDC or any Terra BDC Subsidiary does not include any disabling codes, or viruses, or any defects, bugs, logic errors, problems or other items that could cause such Software to not operate in accordance with its Specified Operations. No Software used in the business of Terra BDC or any Terra BDC Subsidiary has manifested significant operating problems, other than such problems that have been adequately corrected. There have been no material interruptions in the business of Terra BDC or any Terra BDC Subsidiary and, to the Knowledge of Terra BDC, there is nothing contained in the operating systems or any Software used in the business of Terra BDC or any Terra BDC Subsidiary that would cause a material interruption to their respective businesses.

Section 4.14 Insurance. Except as, individually or in the aggregate, would not reasonably be expected to have a Terra BDC Material Adverse Effect, all premiums due and payable under all material insurance policies and all material fidelity bonds or other material insurance Contracts providing coverage for Terra BDC and the Terra BDC Subsidiaries (the “Terra BDC Insurance Policies”) have been paid, and Terra BDC and the Terra BDC Subsidiaries have otherwise complied in all material respects with the terms and conditions of all Terra BDC Insurance Policies. No written notice of cancellation or termination has been received by Terra BDC or any Terra BDC Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 4.15 Benefit Plans.

(a) Terra BDC and the Terra BDC Subsidiaries do not and are not required to, and have not and have never been required to, maintain, sponsor or contribute to any Benefit Plans. Neither Terra BDC nor any Terra BDC Subsidiary has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.

(b) Except as individually or in the aggregate, have not had and would not reasonably be expected to have Terra BDC Material Adverse Effect, none of Terra BDC, any Terra BDC Subsidiary or any of their respective ERISA Affiliates has incurred any obligation or liability with respect to or under any Benefit Plan or any other employee benefit plan, program or arrangement (including any agreement, program, policy or other arrangement under which any current or former employee, director or consultant has any present or future right to benefits) which has created or will create any obligation with respect to, or has resulted in or will result in any liability to Terra REIT or any Terra REIT Subsidiary.

(c) None of Terra BDC, any Terra BDC Subsidiaries or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(d) No amount that could be received (whether in cash or property or the vesting of property) as a result of the Merger or any of the other transactions contemplated hereby (alone or in combination with any other event) by any Person who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any compensation arrangement could be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(e) Neither Terra BDC nor any Terra BDC Subsidiary is a party to or has any obligation under any Contract, or otherwise to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code or for additional taxes payable pursuant to Section 409A of the Code.

(f) Neither Terra BDC nor any Terra BDC Subsidiary has, or has ever had, any employees.

(g) No individual who provides services to Terra BDC or any Terra BDC Subsidiary is represented by a labor union or similar representative with respect to the services that he or she provides to Terra BDC or a Terra BDC Subsidiary, and neither Terra BDC nor any Terra BDC Subsidiary is a party or subject to any collective bargaining agreement or other Contract with a labor union or similar representative. There is no question concerning representation as to any collective bargaining representative concerning any individual who performs services for or with respect to Terra BDC or any Terra BDC Subsidiary and, to the Knowledge of Terra BDC, no labor union or similar organization is seeking to organize or represent anyone who performs services for or with respect to Terra BDC or any Terra BDC Subsidiary.

(h) Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Terra BDC Material Adverse Effect, no current or former provider of services (including any independent contractor) of Terra BDC or any Terra BDC Subsidiary is or was employee of Terra BDC or any Terra BDC Subsidiary under applicable Laws or for any purpose, including, without limitation, for Tax withholding purposes or Benefit Plan purposes.

Section 4.16 Related Party Transactions. Except as described in the publicly available Terra BDC SEC Documents filed with or furnished to the SEC on or after January 1, 2022 and prior to the date hereof, no agreements, arrangements or understandings between Terra BDC or any Terra BDC Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among Terra BDC and Terra BDC Subsidiaries), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.17 Brokers. No broker, investment banker or other Person (other than the Persons listed in Section 4.17 of the Terra BDC Disclosure Letter, each in a fee amount not to exceed the amount set forth in Section 4.17 of the Terra BDC Disclosure Letter, pursuant to the terms of the engagement letter between Terra BDC and such Person) is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Terra BDC or any Terra BDC Subsidiary.

Section 4.18 Opinion of Financial Advisor The Terra BDC Special Committee has received the opinion of Robert A. Stanger & Co., Inc. to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and conditions set forth therein, the consideration to be received by the holders of shares of Terra BDC Common Stock in the Merger pursuant to this Agreement is fair, from a financial point of view, to the holders of Terra BDC Common Stock. Terra BDC has provided to Terra REIT, solely for informational purposes, a complete and accurate copy of such opinion.

Section 4.19 Takeover Statutes. Neither Terra BDC nor any Terra BDC Subsidiary is, nor at any time during the last two (2) years has been, an “interested stockholder” of Terra REIT as defined in Section 3-601 of the MGCL. The Terra BDC Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement. No dissenters’, appraisal or similar rights are available to the holders of Terra BDC Common Stock with respect to the Merger and the other transactions contemplated by this Agreement.

Section 4.20 Information Supplied. None of the information relating to Terra BDC or any Terra BDC Subsidiary contained or incorporated by reference in the Proxy Statement or the Form S-4 or that is provided by Terra BDC or any Terra BDC Subsidiary in writing for inclusion or incorporation by reference in any document filed with any other Governmental Authority in connection with the transactions contemplated by this Agreement will (a) in the case of the Proxy Statement, at the time of the mailing thereof, at the time of the Stockholders Meeting, at the time the Form S-4 is declared effective or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Form S-4 or with respect to any other document to be filed by Terra REIT with the SEC in connection with the Merger or the other transactions contemplated by this Agreement, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.21 Terra BDC Advisory Agreement. The Terra BDC Advisory Agreement has been duly approved, continued and at all times has been in compliance in all material respects with Section 15 of the Investment Company Act (to the extent applicable). Neither Terra BDC nor the Terra BDC Advisor is in default under the Terra BDC Advisory Agreement, except where such default would not reasonably be expected to have a Terra BDC Material Adverse Effect. The Terra BDC Advisory Agreement is a valid and binding obligation of Terra BDC, except as would not reasonably be expected to have a Terra BDC Material Adverse Effect. There is no action or proceeding pending or, to the Knowledge of Terra BDC, threatened, and, to the Knowledge of Terra BDC, there do not exist any facts or circumstances which would reasonably be expected to adversely affect the registration of Terra BDC Advisor as an investment adviser under the Investment Advisers Act of 1940, as amended, or the ability of the Terra BDC Advisor to perform its obligations under the Terra BDC Advisory Agreement.

Section 4.22 No Other Representations and Warranties.

(a) Except for the representations or warranties expressly set forth in this Article 4, neither Terra BDC nor any other Person has made any representation or warranty, expressed or implied, with respect to Terra BDC or any Terra BDC Subsidiary, their respective businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Terra BDC or any Terra BDC Subsidiary. In particular, without limiting the foregoing disclaimer, neither Terra BDC nor any other Person makes or has made any representation or warranty to Terra REIT or any of its Affiliates or Representatives with respect to, except for the representations and warranties made by Terra BDC in this Article 4, any oral or written information presented to Terra REIT or any of its Affiliates or Representatives in the course of their due diligence of Terra BDC, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement. Notwithstanding anything contained in this Agreement to the contrary, Terra BDC acknowledges and agrees that neither Terra REIT nor any other Person has made or is making any representations or warranties relating to Terra REIT whatsoever, express or implied, beyond those expressly given by Terra REIT in Article 5, including any implied representation or warranty as to the accuracy or completeness of any information regarding Terra REIT furnished or made available to Terra BDC or any of its Representatives.

(b) Neither Terra BDC nor Terra BDC Advisor has Knowledge of (i) any breach or inaccuracy of the representations and warranties of Terra REIT contained in this Agreement, (ii) any breach or noncompliance by Terra REIT of or with any of its covenants, agreements or other obligations under this Agreement or (iii) any facts or circumstances that constitute a Terra REIT Material Adverse Effect.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF TERRA REIT AND MERGER SUB

Except (a) as set forth in the disclosure letter prepared by Terra REIT and delivered by Terra REIT to Terra BDC prior to the execution and delivery of this Agreement (the “Terra REIT Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Terra REIT Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face (it being understood that to be so reasonably apparent on its face, it is not required that the other Sections be cross-referenced); provided, that no disclosure shall qualify any Fundamental Representation unless it is set forth in the specific section or subsection of the Terra REIT Disclosure Letter corresponding to such Fundamental Representation; provided, further, that nothing in the Terra REIT Disclosure Letter is intended to broaden the scope of any representation or warranty of Terra REIT made herein) or (b) as disclosed in the Terra REIT SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after December 31, 2021 and prior to the date of this Agreement (excluding any information or documents incorporated by reference therein and excluding any disclosures contained in such documents under the headings “Risk Factors” or “Forward Looking Statements” or any other disclosures contained or referenced therein to the extent they are cautionary, predictive or forward-looking in nature), and then only to the extent that the relevance of any disclosed event, item or occurrence in such Terra REIT SEC Documents to a matter covered by a representation or warranty set forth in this Article 5 is reasonably apparent on its face; provided, that the disclosures in the Terra REIT SEC Documents shall not be deemed to qualify (i) any Fundamental Representations, which matters shall only be qualified by specific disclosure in the respecting corresponding Section of the Terra REIT Disclosure Letter, and (ii) the representations and warranties made in Section 5.3 (No Conflict; Required Filings and Consents), Section 5.5(a)-(c) (SEC Documents; Financial Statements), and Section 5.17 (Brokers), Terra REIT hereby represents and warrants to Terra BDC that:

Section 5.1 Organization and Qualification; Subsidiaries.

(a) Terra REIT is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite limited liability company power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each of Terra REIT and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Terra REIT Material Adverse Effect.

(b) Each Terra REIT Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each Terra REIT Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Terra REIT Material Adverse Effect.

(c) Section 5.1(c) of the Terra REIT Disclosure Letter sets forth a true and complete list of the Terra REIT Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which Terra REIT and the Terra REIT Subsidiaries are qualified or licensed to do business, and the type of and percentage of interest held, directly or indirectly, by Terra REIT in each Terra REIT Subsidiary, including a list of each Terra REIT Subsidiary that is a Qualified REIT Subsidiary or a Taxable REIT Subsidiary and each Terra REIT Subsidiary that is an entity taxable as a corporation which is neither a Qualified REIT Subsidiary nor a Taxable REIT Subsidiary.

(d) Neither Terra REIT nor any Terra REIT Subsidiary directly or indirectly owns any equity interest in any Person (other than in the Terra REIT Subsidiaries).

(e) Terra REIT is in compliance with the terms of its Terra REIT Governing Documents in all material respects.

(f) Terra REIT has not exempted any “Person” from the “Aggregate Stock Ownership Limit” or the “Common Stock Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the Terra REIT Charter, which exemption or Excepted Holder Limit is currently in effect.

Section 5.2 Authority.

(a) Each of Terra REIT and Merger Sub has the requisite corporate or limited liability company power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by each of Terra REIT and Merger Sub and the consummation by Terra REIT and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate or limited liability company action, and no other corporate or limited liability company proceedings on the part of Terra REIT and Merger Sub are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject, with respect to the Merger, to the filing of the Articles of Merger with, and acceptance for record of the Articles of Merger by, the SDAT, and to the filing of the Certificate of Merger with the DE SOS.

(b) This Agreement has been duly executed and delivered by Terra REIT and Merger Sub, and assuming due authorization, execution and delivery by Terra BDC, constitutes a legally valid and binding obligation of Terra REIT and Merger Sub enforceable against Terra REIT and Merger Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c) On the recommendation of the Terra REIT Special Committee, the Terra REIT Board has (i) determined that the terms of this Agreement, the Terra REIT Charter Amendment, the Merger and the other transactions contemplated by this Agreement are fair and reasonable and in the best interests of Terra REIT and the holders of Terra REIT Common Stock and (ii) approved, authorized, adopted and declared advisable this Agreement, the Terra REIT Charter Amendment and the consummation of the Merger and the other transactions contemplated by this Agreement, and all the holders of Terra REIT Common Stock, as of the date of this Agreement, unanimously approved the Terra REIT Charter Amendment, which resolutions and consents, as applicable, remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

(d) Terra REIT, as the sole member of Merger Sub, has approved this Agreement and the Merger. All the holders of Terra REIT Common Stock have approved the Terra REIT Charter Amendment. Except as noted in this Section 5.2(d), no vote of the holders of securities of Terra REIT is required to approve this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 5.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of Terra REIT and Merger Sub do not, and the performance of this Agreement and its obligations hereunder will not, (i) conflict with or violate any provision of (A) the Terra REIT Governing Documents or the Merger Sub Governing Documents or (B) any equivalent organizational or governing documents of any other Terra REIT Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.3(b) have been obtained, all filings and notifications described in Section 5.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Terra REIT or any Terra REIT Subsidiary or by which any property or asset of Terra REIT or any Terra REIT Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 5.3(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of Terra REIT or any Terra REIT Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Terra REIT or any Terra REIT Subsidiary pursuant to, any Contract or Permit to which Terra REIT or any Terra REIT Subsidiary is a party, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a Terra REIT Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Terra REIT and Merger Sub do not, and the performance of this Agreement by each of Terra REIT and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Proxy Statement, (B) the Form S-4 and the declaration of effectiveness of the Form S-4, and (C) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the necessary filings in compliance with NYSE, (iii) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT pursuant to the MGCL, (iv) the filing of the Certificate of Merger with the DE SOS pursuant to the DLLCA, (v) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (vi) the consents, authorizations, orders or approvals of each Governmental Authority listed in Section 8.1(a) of the Terra REIT Disclosure Letter and (vii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications which, individually or in the aggregate, would not reasonably be expected to have a Terra REIT Material Adverse Effect.

Section 5.4 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of Terra REIT consists of 500,000,000 shares of stock, consisting of 450,000,000 shares of Terra REIT Common Stock, and 50,000,000 shares of preferred stock, par value $0.01 per share (“Terra REIT Preferred Stock”). At the close of business on April 26, 2022, (i) 19,487,460 shares of Terra REIT Common Stock were issued and outstanding and (ii) 125 shares of Terra REIT Preferred Stock were issued and outstanding. All of the outstanding shares of capital stock of Terra REIT are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with applicable securities Laws, and all shares of Terra REIT Common Stock to be issued in connection with the Merger, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and will be issued in compliance with applicable securities Laws and the MGCL. Except as set forth in this Section 5.4, there is no other outstanding capital stock of Terra REIT.

(b) All of the outstanding shares of capital stock of each of the Terra REIT Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Terra REIT Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Terra REIT Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. Terra REIT owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Terra REIT Subsidiaries, free and clear of all Liens, other than Permitted Liens, and free of preemptive rights.

(c) There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) (“Terra REIT Voting Debt”) of Terra REIT or any Terra REIT Subsidiary issued and outstanding. There are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which Terra REIT or any of the Terra REIT Subsidiaries is a party or by which any of them is bound obligating Terra REIT or any of the Terra REIT Subsidiaries to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Terra REIT or any Terra REIT Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock, Terra REIT Voting Debt or other equity interests.

(d) Except as set forth in Section 5.4(d) of the Terra REIT Disclosure Letter, neither Terra REIT nor any Terra REIT Subsidiary is a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock of Terra REIT or any of the Terra REIT Subsidiaries. Neither Terra REIT nor any Terra REIT Subsidiary has granted any registration rights on any of its capital stock. No Terra REIT Common Stock is owned by any Terra REIT Subsidiary.

(e) Terra REIT does not have a “poison pill” or similar stockholder rights plan.

(f) All dividends or other distributions on the shares of Terra REIT Common Stock and any material dividends or other distributions on any securities of any Terra REIT Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 5.5 SEC Documents; Financial Statements; Sarbanes-Oxley Act; Internal Controls; Off Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws.

(a) Terra REIT has timely filed with, or furnished (on a publicly available basis) to the SEC, all forms, documents, statements, schedules and reports required to be filed by Terra REIT under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act) since December 31, 2020 (the forms, documents, statements and reports filed with the SEC since December 31, 2020 and those filed with the SEC since the date of this Agreement, if any, including any amendments thereto, the “Terra REIT SEC Documents”). As of their respective filing dates (or the date of their most recent amendment, supplement or modification, in each case, to the extent filed and publicly available prior to the date of this Agreement), the Terra REIT SEC Documents (i) complied, or with respect to Terra REIT SEC Documents filed after the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder, and (ii) did not, or with respect to Terra REIT SEC Documents filed after the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the Terra REIT SEC Documents is, to the Knowledge of Terra REIT, the subject of ongoing SEC review and Terra REIT does not have any outstanding and unresolved comments from the SEC with respect to any Terra REIT SEC Documents. None of the Terra REIT SEC Documents is the subject of any confidential treatment request by Terra REIT.

(b) At all applicable times, Terra REIT has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(c) The consolidated audited and unaudited financial statements of Terra REIT and the Terra REIT Subsidiaries included, or incorporated by reference, in the Terra REIT SEC Documents, including the related notes and schedules (as amended, supplemented or modified by later Terra REIT SEC Documents, in each case, to the extent filed and publicly available prior to the date of this Agreement), (i) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of Terra REIT and Terra REIT Subsidiaries in all material respects, (ii) complied or will comply, as the case may be, as of their respective dates in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act and the published rules and regulations of the SEC with respect thereto, (iii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K, Regulation S-X or any successor or like form or rule under the Exchange Act, which such adjustments are not, in the aggregate, material to Terra REIT) and (iv) fairly present, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material), the consolidated financial position of Terra REIT and the Terra REIT Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of Terra REIT and the Terra REIT Subsidiaries for the periods presented therein. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of Terra REIT, threatened, in each case regarding any accounting practices of Terra REIT.

(d) Since December 31, 2017, (A) Terra REIT has designed and maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information required to be disclosed by Terra REIT in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Terra REIT’s management as appropriate to allow timely decisions regarding required disclosure, and (B) to the Knowledge of Terra REIT, such disclosure controls and procedures are effective in timely alerting Terra REIT’s management to material information required to be included in Terra REIT’s periodic reports required under the Exchange Act (if Terra REIT were required to file such reports). Terra REIT and Terra REIT Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorization, (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Terra REIT has disclosed to Terra REIT’s auditors and audit committee (and made summaries of such disclosures available to Terra BDC) (1) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect Terra REIT’s ability to record, process, summarize and report financial information and (2) any fraud, to the Knowledge of

Terra REIT, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting.

(e) Terra REIT is not, and none of the Terra REIT Subsidiaries are, a party to, and neither Terra REIT nor any Terra REIT Subsidiary has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among Terra REIT and any Terra REIT Subsidiary, on the one hand, and any unconsolidated Affiliate of Terra REIT or any Terra REIT Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Terra REIT, any Terra REIT Subsidiary or Terra REIT’s or such Terra REIT Subsidiary’s audited financial statements or other Terra REIT SEC Documents.

(f) Neither Terra REIT nor any Terra REIT Subsidiary nor, to the Knowledge of Terra REIT, any director, officer or Representative of Terra REIT or any Terra REIT Subsidiary has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment to any foreign or domestic government official or employee or (iii) made any unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, in each case, in violation in any material respect of any applicable Anti-Corruption Law. Neither Terra REIT nor any Terra REIT Subsidiary has received any written communication that alleges that Terra REIT or any Terra REIT Subsidiary, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law.

(g) Neither Terra REIT nor any Terra REIT Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 5.6 Absence of Certain Changes or Events. Since December 31, 2021 through the date of this Agreement, (a) Terra REIT and each Terra REIT Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice, (b) neither Terra REIT nor any Terra REIT Subsidiary has taken any action that would have been prohibited by Section 6.2(b) (Conduct of the Business of Terra REIT) if taken from and after the date of this Agreement and (c) there has not been any Terra REIT Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a Terra REIT Material Adverse Effect.

Section 5.7 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against on the balance sheet of Terra REIT dated as of December 31, 2021 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (c) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2021, neither Terra REIT nor any Terra REIT Subsidiary has any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b) or (c) above, has had, or would reasonably be expected to have, a Terra REIT Material Adverse Effect.

Section 5.8 Permits; Compliance with Law. Terra REIT and the Terra REIT Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Authorities necessary for the lawful conduct of their respective businesses (the “Terra REIT Permits”), except where the failure to so hold would not reasonably be expected to have, individually or in the aggregate, a Terra REIT Material Adverse Effect. Terra REIT and the Terra REIT Subsidiaries are in compliance with the terms of the Terra REIT Permits, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Terra REIT Material Adverse Effect. Neither Terra REIT nor any Terra REIT Subsidiary is in violation or breach of, or default under, any Terra REIT Permit, nor has Terra REIT or any Terra REIT Subsidiary received any claim or notice indicating that Terra REIT or any Terra REIT Subsidiary is currently not in compliance with the terms of any Terra REIT Permits, except where the failure to be in compliance with the terms of any Terra REIT Permits would not reasonably be expected to have, individually or in the aggregate, a Terra REIT Material Adverse Effect. The businesses of Terra REIT and the Terra REIT Subsidiaries are not currently being conducted, and at no time since December 31, 2020 have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Terra REIT Material Adverse Effect. As of the date of this Agreement, to the knowledge of Terra REIT, no investigation or review by any Governmental Authority with respect to Terra REIT or any Terra REIT Subsidiary is pending or threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Terra REIT Material Adverse Effect. Notwithstanding anything to the contrary in this Section 4.8, the provisions of this Section 5.8 shall not apply to matters addressed in Section 5.12 and Section 5.15.

Section 5.9 Litigation. There is no material action, suit, proceeding or investigation to which Terra REIT or any Terra REIT Subsidiary is a party (either as plaintiff or defendant) pending or, to the Knowledge of Terra REIT, threatened before any Governmental Authority, and, to the Knowledge of Terra REIT, there is no basis for any such action, suit, proceeding or investigation. Neither Terra REIT nor any Terra REIT Subsidiary has been permanently or temporarily enjoined by any Order, judgment or decree of any Governmental Authority from engaging in or continuing to conduct the business of Terra REIT or the Terra REIT Subsidiaries. No Order of any Governmental Authority has been issued in any proceeding to which Terra REIT or any of the Terra REIT Subsidiaries is or was a party, or, to the Knowledge of Terra REIT, in any other proceeding, that enjoins or requires Terra REIT or any of the Terra REIT Subsidiaries to take action of any kind with respect to its businesses, assets or properties. Since December 31, 2021, none of Terra REIT, any Terra REIT Subsidiary or any Representative of the foregoing has received or made any settlement offer for any material Action to which Terra REIT or any Terra REIT Subsidiary is a party or potentially could be a party (in each case, either as plaintiff or defendant), other than settlement offers that do not exceed $500,000 individually.

Section 5.10 Real Property. Except as set forth on Section 5.10 of the Terra REIT Disclosure Letter, neither Terra REIT nor any Terra REIT Subsidiary owns any real property. Except as set forth on Section 5.10 of the Terra REIT Disclosure Letter, neither Terra REIT nor any Terra REIT Subsidiary has leased or subleased any real property or has any obligation to pay any rent or other fees for any real property.

Section 5.11 Material Contracts.

(a) Section 5.11(a) of the Terra REIT Disclosure Letter sets forth a list of each Contract (other than a Benefit Plan) in effect as of the date hereof to which Terra REIT or any Terra REIT Subsidiary is a party or by which any of its properties or assets are bound that:

(i) is required to be filed as an exhibit to Terra REIT’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4) or (9) of Regulation S-K promulgated under the Securities Act;

(ii) obligates Terra REIT or any Terra REIT Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $500,000 and is not cancelable within ninety (90) days without material penalty to Terra REIT or any Terra REIT Subsidiary;

(iii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of Terra REIT or any Terra REIT Subsidiary, including upon consummation of the transactions contemplated by this Agreement, or that otherwise restricts the lines of business conducted by Terra REIT or any Terra REIT Subsidiary or the geographic area in which Terra REIT or any Terra REIT Subsidiary may conduct business;

(iv) is a Contract that obligates Terra REIT or any Terra REIT Subsidiary to indemnify any past or present directors, officers, or employees of Terra REIT or any Terra REIT Subsidiary pursuant to which Terra REIT or any Terra REIT Subsidiary is the indemnitor;

(v) constitutes (A) an Indebtedness obligation of Terra REIT or any Terra REIT Subsidiary with a principal amount as of the date hereof greater than $500,000 or (B) a Contract (including any so called take-or-pay or keepwell agreements) under which (1) any Person including Terra REIT or a Terra REIT Subsidiary, has directly or indirectly guaranteed Indebtedness, liabilities or obligations of Terra REIT or Terra REIT Subsidiary or (2) Terra REIT or a Terra REIT Subsidiary has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Person, including Terra REIT or another Terra REIT Subsidiary (in each case other than endorsements for the purpose of collection in the ordinary course of business);

(vi) requires Terra REIT or any Terra REIT Subsidiary to dispose of or acquire assets or properties that (together with all of the assets and properties subject to such requirement in such Contract) have a fair market value in excess of $500,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(vii) constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract relating to a swap or other hedging transaction of any type;

(viii) constitutes a loan to any Person by Terra REIT or any Terra REIT Subsidiary in an amount in excess of $500,000;

(ix) sets forth the operational terms of a joint venture, partnership, limited liability company or strategic alliance of Terra REIT or any Terra REIT Subsidiary with a third party;

(x) prohibits the pledging of the capital stock of Terra REIT or any Terra REIT Subsidiary or prohibits the issuance of guarantees by any Terra REIT Subsidiary;

(xi) is with a Governmental Authority;

(xii) has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of $500,000;

(xiii) is an employment Contract or consulting Contract;

(xiv) is a collective bargaining agreement or other Contract with any labor organization, union or association; or

(xv) is both (A) not made in the ordinary course of business consistent with past practice and (B) material to Terra REIT and the Terra REIT Subsidiaries, taken as a whole.

(b) Each Contract in any of the categories set forth in Section 5.11(a) to which Terra REIT or any Terra REIT Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a “Terra REIT Material Contract.” Each Terra REIT Material Contract is legal, valid, binding and enforceable on Terra REIT and each other Terra REIT Subsidiary that is a party thereto and, to the Knowledge of Terra REIT, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Terra REIT and each other Terra REIT Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Terra REIT Material Contract and, to the Knowledge of Terra REIT, each other party thereto has performed all obligations required to be performed by it under such Terra REIT Material Contract prior to the date hereof, except where in each case the failure to perform individually or in the aggregate would not reasonably be expected to have a Terra REIT Material Adverse Effect. Neither Terra REIT nor any Terra REIT Subsidiary, nor, to the Knowledge of Terra REIT, any other party thereto, is in breach or violation of, or default under, any Terra REIT Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default, under any Terra REIT Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to have a Terra REIT Material Adverse Effect. Neither Terra REIT nor any Terra REIT Subsidiary has received notice of any violation or default under, or owes any termination, cancellation or other similar fees or any liquidated damages with respect to any Terra REIT Material Contract, except for violations or defaults, or fees or damages, that, individually or in the aggregate, would not reasonably be expected to have a Terra REIT Material Adverse Effect. Since December 31, 2021 and as of the date hereof, neither Terra REIT nor any Terra REIT Subsidiary has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Terra REIT Material Contract.

Section 5.12 Taxes.

(a) Terra REIT and each Terra REIT Subsidiary has timely filed with the appropriate Governmental Authority all United States federal income Tax Returns and all other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. Terra REIT and each Terra REIT Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. No written claim has been proposed by any Governmental Authority in any jurisdiction where Terra REIT or any Terra REIT Subsidiary do not file Tax Returns that Terra REIT or any Terra REIT Subsidiary is or may be subject to Tax by such jurisdiction.

(b) Terra REIT (i) for all taxable years commencing with its year ending December 16, 2016 and through December 31, 2021 has been subject to taxation as a REIT; (ii) has operated since January 1, 2016 to the date hereof, in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year that will include the day of the Merger; and (iv) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or threatened, to the Knowledge of Terra REIT. No Terra REIT Subsidiary is a corporation for United States federal income tax purposes, other than a corporation that qualifies as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary. Terra REIT’s dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year, taking into account any dividends subject to Sections 857(b)(8) or 858 of the Code, has not been less than the sum of (i) Terra REIT’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year and (ii) Terra REIT’s net capital gain for such year.

(c) (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or, to the Knowledge of Terra REIT, threatened with regard to any material Taxes or Tax Returns of Terra REIT or any Terra REIT Subsidiary; (ii) no material deficiency for Taxes of Terra REIT or any Terra REIT Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of Terra REIT, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a Terra REIT Material Adverse Effect; (iii) neither Terra REIT nor any Terra REIT Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither Terra REIT nor any Terra REIT Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return; and (v) neither Terra REIT nor any Terra REIT Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d) Each Terra REIT Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation, an association taxable as a corporation whose separate existence is respected for federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code.

(e) Neither Terra REIT nor any Terra REIT Subsidiary holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor have they disposed of any such asset during its current taxable year.

(f) Since its inception, Terra REIT and the Terra REIT Subsidiaries have not incurred (i) any material liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 860(c) or 4981 of the Code, (ii) any liability for Taxes under Sections 857(b)(5) (for income test violations), 856(c)(7)(C) (for asset test violations), or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs) and (iii) Terra REIT has not, and none of the Terra REIT Subsidiaries have, incurred any material liability for Tax other than (A) in the ordinary course of business consistent with past practice, or (B) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and to the Knowledge of Terra REIT no condition or circumstances exists, which presents a material risk that any material liability for Taxes described clause (i) or (iii) of the preceding sentence or any liability for Taxes described in clause (ii) of the preceding sentence will be imposed upon Terra REIT or any Terra REIT Subsidiary. Terra REIT has never had any earnings and profits accumulated in any “non-REIT year,” within the meaning of Section 857(a)(2) of the Code.

(g) Terra REIT and the Terra REIT Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1447 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h) There are no Terra REIT Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of Terra REIT threatened to raise, a material claim against Terra REIT or any Terra REIT Subsidiary for any breach of any Terra REIT Tax Protection Agreements. As used in herein, “Terra REIT Tax Protection Agreements” means any written agreement to which Terra REIT or any Terra REIT Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a Terra REIT Subsidiary Partnership (as hereinafter defined) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; and/or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company in a Terra REIT Subsidiary Partnership, Terra REIT or any Terra REIT Subsidiary has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, and/or (D) only dispose of assets in a particular manner. As used herein, “Terra REIT Subsidiary Partnership” means a Terra REIT Subsidiary that is a partnership for United States federal income tax purposes.

(i) There are no Tax Liens upon any property or assets of Terra REIT or any Terra REIT Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(j) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Terra REIT or any Terra REIT Subsidiary, and after the Closing Date neither Terra REIT nor any Terra REIT Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(k) Neither Terra REIT nor any Terra REIT Subsidiary has requested or received any written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and neither Terra REIT nor any Terra REIT Subsidiary is subject to written ruling of a Governmental Authority.

(l) Neither Terra REIT nor any Terra REIT Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax or (ii) has any liability for the Taxes of any Person (other than any Terra REIT Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract, or otherwise.

(m) Neither Terra REIT nor any Terra REIT Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(n) Neither Terra REIT nor any Terra REIT Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(o) No written power of attorney that has been granted by Terra REIT or any Terra REIT Subsidiary (other than to Terra REIT or a Terra REIT Subsidiary) currently is in force with respect to any matter relating to Taxes.

(p) Neither Terra REIT nor any Terra REIT Subsidiary has taken any action or failed to take any action which action or failure would reasonably be expected to jeopardize, nor to the Knowledge of Terra REIT, is there any other fact or circumstance that could reasonably be expected to prevent, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 5.13 Intellectual Property(a).

(a) Neither Terra REIT nor any Terra REIT Subsidiary: (a) owns any patents, registered trademarks, or registered copyrights, (b) has any pending applications or registrations for any trademarks, patents or copyrights, (c) owns any proprietary Software, (d) owns any trade secrets material to the conduct of the business of Terra REIT or any Terra REIT Subsidiary or (e) is a party to any Contracts with respect to an exclusive license by Terra REIT or any Terra REIT Subsidiary of any trademarks, patents or copyrights. Section 5.13(a) of the Terra REIT Disclosure Letter lists all (1) unregistered trademarks material to the conduct of the business of Terra REIT or any Terra REIT Subsidiary, (2) domain names used in the conduct of the business of Terra REIT or any Terra REIT Subsidiary, whether or not registered to Terra REIT or any Terra REIT Subsidiary, and (3) all websites and social media handles/accounts used in the conduct of the business of Terra REIT or any Terra REIT Subsidiary.

(b) No Intellectual Property used by Terra REIT or any Terra REIT Subsidiary infringes or is alleged to infringe any Intellectual Property rights of any third party. Since December 31, 2015, neither Terra REIT nor any Terra REIT Subsidiary has received any written or, to the Knowledge of Terra REIT, verbal complaint, claim or notice alleging misappropriation, infringement or violation of any Intellectual Property rights of any third party. To the Knowledge of Terra REIT, no Person is misappropriating, infringing or otherwise violating any Intellectual Property of Terra REIT or any Terra REIT Subsidiary.

(c) Terra REIT and the Terra REIT Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property used in the business of Terra REIT and the Terra REIT Subsidiaries as it is currently conducted. On or before the Closing, all Intellectual Property used in the business of Terra REIT or any Terra REIT Subsidiary as currently conducted will be owned or available for use by Merger Sub on identical terms and conditions under which Terra REIT or any Terra REIT Subsidiary used or owned such Intellectual Property immediately prior to Closing. Schedule 5.13(c) lists all Intellectual Property, excluding any Commercially Available Software, licensed by Terra REIT or the Terra REIT Subsidiaries that is used in the business of Terra REIT or any Terra REIT Subsidiary.

(d) Terra REIT and all Terra REIT Subsidiaries have taken all commercially reasonable steps necessary to protect and keep confidential all confidential information, trade secrets, proprietary data, customer information, or other business information of (i) Terra REIT, (ii) Terra REIT Subsidiaries and (iii) any other Person Terra REIT or any Terra REIT Subsidiaries is obligated to protect and/or keep confidential.

(e) All Software used in the business of Terra REIT or any Terra REIT Subsidiary operates and performs in all material respects in accordance with its Specified Operations. The Software used in the business of Terra REIT or any Terra REIT Subsidiary does not include any disabling codes, or viruses, or any defects, bugs, logic errors, problems or other items that could cause such Software to not operate in accordance with its Specified Operations. No Software used in the business of Terra REIT or any Terra REIT Subsidiary has manifested significant operating problems, other than such problems that have been adequately corrected. There have been no material interruptions in the business of Terra REIT or any Terra REIT Subsidiary and, to the Knowledge of Terra REIT, there is nothing contained in the operating systems or any Software used in the business of Terra REIT or any Terra REIT Subsidiary that would cause a material interruption to their respective businesses.

Section 5.14 Insurance. Except as, individually or in the aggregate, would not reasonably be expected to have a Terra REIT Material Adverse Effect, all premiums due and payable under all material insurance policies and all material fidelity bonds or other material insurance Contracts providing coverage for Terra REIT and the Terra REIT Subsidiaries (the “Terra REIT Insurance Policies”) have been paid, and Terra REIT and the Terra REIT Subsidiaries have otherwise complied in all material respects with the terms and conditions of all Terra REIT Insurance Policies. No written notice of cancellation or termination has been received by Terra REIT or any Terra REIT Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 5.15 Benefit Plans.

(a) Terra REIT and the Terra REIT Subsidiaries do not and are not required to, and have not and have never been required to, maintain, sponsor or contribute to any Benefit Plans. Neither Terra REIT nor any Terra REIT Subsidiary has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.

(b) Except as individually or in the aggregate, have not had and would not reasonably be expected to have Terra REIT Material Adverse Effect, none of Terra REIT, any Terra REIT Subsidiary or any of their respective ERISA Affiliates has incurred any obligation or liability with respect to or under any Benefit Plan or any other employee benefit plan, program or arrangement (including any agreement, program, policy or other arrangement under which any current or former employee, director or consultant has any present or future right to benefits) which has created or will create any obligation with respect to, or has resulted in or will result in any liability to Terra REIT or any Terra REIT Subsidiary.

(c) None of Terra REIT, any Terra REIT Subsidiaries or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(d) No amount that could be received (whether in cash or property or the vesting of property) as a result of the Merger or any of the other transactions contemplated hereby (alone or in combination with any other event) by any Person who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any compensation arrangement could be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(e) Neither Terra REIT nor any Terra REIT Subsidiary is a party to or has any obligation under any Contract or otherwise to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code or for additional taxes payable pursuant to Section 409A of the Code.

(f) Neither Terra REIT nor any Terra REIT Subsidiary has, or has ever had, any employees.

(g) No individual who provides services to Terra REIT or any Terra REIT Subsidiary is represented by a labor union or similar representative with respect to the services that he or she provides to Terra REIT or a Terra REIT Subsidiary, and neither Terra REIT nor any Terra REIT Subsidiary is a party or subject to any collective bargaining agreement or other Contract with a labor union or similar representative. There is no question concerning representation as to any collective bargaining representative concerning any individual who performs services for or with respect to Terra REIT or any Terra REIT Subsidiary and, to the Knowledge of Terra REIT, no labor union or similar organization is seeking to organize or represent anyone who performs services for or with respect to Terra REIT or any Terra REIT Subsidiary.

(h) Except as individually or in the aggregate, have not had and would not reasonably be expected to have Terra REIT Material Adverse Effect, no current or former provider of services (including any independent contractor) of Terra REIT or any Terra REIT Subsidiary is or was employee of Terra REIT or any Terra REIT Subsidiary under applicable Laws or for any purpose, including, without limitation, for Tax withholding purposes or Benefit Plan purposes.

Section 5.16 Related Party Transactions. Except as described in the publicly available Terra REIT SEC Documents filed with or furnished to the SEC on or after January 1, 2022 and prior to the date hereof, no agreements, arrangements or understandings between Terra REIT or any Terra REIT Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among Terra REIT and Terra REIT Subsidiaries), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 5.17 Brokers. No broker, investment banker or other Person (other than the Persons listed in Section 5.17 of the Terra REIT Disclosure Letter) is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Terra REIT or any Terra REIT Subsidiary.

Section 5.18 Takeover Statutes. None of Terra REIT, Merger Sub or any Terra REIT Subsidiary is, nor at any time during the last two (2) years has been, an “interested stockholder” of Terra BDC as defined in Section 3-601 of the MGCL. The Terra REIT Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger. No other Takeover Statutes are applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement. After giving effect to the Terra BDC Charter Amendment, no dissenters’, appraisal or similar rights are available to the holders of Terra REIT Common Stock with respect to the Merger and the other transactions contemplated by this Agreement.

Section 5.19 Ownership of Merger Sub; No Prior Activities.

(a) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the limited liability company membership interests of Merger Sub are owned, directly or indirectly, by Terra REIT.

(b) Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub has not, and will not have prior to the Effective Time, incurred, directly or indirectly through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.20 Information Supplied. None of the information relating to Terra REIT or any Terra REIT Subsidiary contained or incorporated by reference in the Proxy Statement or the Form S-4 or that is provided by Terra REIT or any Terra REIT Subsidiary in writing for inclusion or incorporation by reference in any document filed with any other Governmental Authority in connection with the transactions contemplated by this Agreement will (a) in the case of the Proxy Statement, at the time of the mailing thereof, at the time of the Stockholders Meeting, at the time the Form S-4 is declared effective or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Form S-4 or with respect to any other document to be filed by Terra REIT with the SEC in connection with the Merger or the other transactions contemplated by this Agreement, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that Terra REIT is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement, to the extent relating to Terra REIT, its officers, directors and partners and the Terra REIT Subsidiaries (or other information supplied by or on behalf of Terra REIT or any Terra REIT Subsidiaries for inclusion therein) will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided, that no representation is made as to statements made or incorporated by reference by the Terra BDC.

Section 5.21 No Other Representations and Warranties.

(a) Except for the representations or warranties expressly set forth in this Article 5, neither Terra REIT nor any other Person has made any representation or warranty, expressed or implied, with respect to Terra REIT or any Terra REIT Subsidiary, their respective businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Terra REIT or any Terra REIT Subsidiary. In particular, without limiting the foregoing disclaimer, neither Terra REIT nor any other Person makes or has made any representation or warranty to Terra BDC or any of its Affiliates or Representatives with respect to, except for the representations and warranties made by Terra REIT and Merger Sub in this Article 5, any oral or written information presented to Terra BDC or any of its Affiliates or Representatives in the course of their due diligence of Terra REIT, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement. Notwithstanding anything contained in this Agreement to the contrary, Terra REIT acknowledges and agrees that neither Terra BDC nor any other Person has made or is making any representations or warranties relating to Terra BDC whatsoever, express or implied, beyond those expressly given by Terra BDC in Article 5, including any implied representation or warranty as to the accuracy or completeness of any information regarding Terra BDC furnished or made available to Terra REIT or any of its Representatives.

(b) None of Terra REIT or REIT Advisor has Knowledge of (i) any breach or inaccuracy of the representations and warranties of Terra BDC contained in this Agreement, (ii) any breach or noncompliance by Terra BDC of or with any of its covenants, agreements or other obligations under this Agreement or (iii) any facts or circumstances that constitute or would reasonably be expected to result in a Terra BDC Material Adverse Effect.

ARTICLE 6

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1 Conduct of Business by Terra BDC.

(a) Terra BDC covenants and agrees that, between the date of this Agreement and the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the

“Interim Period”), except (1) to the extent required by Law, (2) as may be consented to in advance in writing by Terra REIT (which consent shall not be unreasonably withheld, delayed or conditioned), (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement, or (4) as set forth in Section 6.1(a) or Section 6.1(b) of the Terra BDC Disclosure Letter, Terra BDC shall, and shall cause each of the other Terra BDC Subsidiaries to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use all reasonable efforts to (A) preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with third parties and (B) maintain the status of Terra BDC as a REIT.

(b) Without limiting the foregoing, Terra BDC covenants and agrees that, during the Interim Period, except (1) to the extent required by Law, (2) as may be consented to in advance in writing by Terra REIT (which consent shall not be unreasonably withheld, delayed or conditioned), (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement, or (4) as set forth in Section 6.1(a) or Section 6.1(b) of the Terra BDC Disclosure Letter, Terra BDC shall not, and shall not cause or permit any other Terra BDC Subsidiary to, do any of the following:

(i) amend or propose to amend (A) the Terra BDC Governing Documents or (B) such equivalent organizational or governing documents of any Terra BDC Subsidiary material to Terra BDC and the Terra BDC Subsidiaries;

(ii) adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of Terra BDC or any Terra BDC Subsidiary (other than any wholly owned Terra BDC Subsidiary);

(iii) declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Terra BDC or any Terra BDC Subsidiary or other equity securities or ownership interests in Terra BDC or any Terra BDC Subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by Terra BDC of regular dividends in accordance with past practice at a daily rate per share not to exceed $0.001247, (B) the declaration and payment of dividends or other distributions to Terra BDC by any directly or indirectly wholly owned Terra BDC Subsidiary, and (C) distributions by any Terra BDC Subsidiary that is not wholly owned, directly or indirectly, by Terra BDC, in accordance with the requirements of the organizational documents of such Terra BDC Subsidiary; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.1(b)(iii), Terra BDC and any Terra BDC Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for Terra BDC to maintain its status as a REIT under the Code and avoid or reduce the imposition of any entity level income or excise Tax under the Code;

(iv) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of Terra BDC or a Terra BDC Subsidiary;

(v) except for transactions among Terra BDC and one or more wholly owned Terra BDC Subsidiaries or among one or more wholly owned Terra BDC Subsidiaries, or as otherwise contemplated in Section 6.1(b)(vi), issue, sell, pledge, dispose, encumber or grant any shares of capital stock of Terra BDC or any of the Terra BDC Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock or other equity interests of Terra BDC or any of the Terra BDC Subsidiaries;

(vi) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real or personal property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except (A) acquisitions by Terra BDC or any wholly owned Terra BDC Subsidiary of or from an existing wholly owned Terra BDC Subsidiary and (B) other acquisitions of personal property for a purchase price of less than $500,000 in the aggregate;

(vii) sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except in the ordinary course of business consistent with past practice, provided, that (A) any sale, mortgage, pledge, lease, assignment, transfer, disposition or deed in connection with (x) the satisfaction of any margin call or (y) the posting of collateral in connection with any Contract to which Terra BDC or any Terra BDC Subsidiary is a party, and (B) this Section 6.1(b)(vii) shall not prohibit Terra BDC or any Terra BDC Subsidiary from effecting a deed in lieu of foreclosure if the failure to do so would result in personal or recourse liability to Terra BDC, any Terra BDC Subsidiary or any of their respective Affiliates under any Indebtedness;

(viii) incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities of Terra BDC or any of the Terra BDC Subsidiaries, except (A) Indebtedness incurred under Terra BDC’s existing debt facilities, as set forth on Section 6.1(b) of the Terra BDC Disclosure Letter, in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends permitted by Section 6.1(b)(iii)), (B) funding any transactions permitted by this Section 6.1(b), (C) Indebtedness that does not, in the aggregate, exceed $500,000; and (D) refinancing of existing Indebtedness (provided, that the terms of such new Indebtedness shall not be materially more onerous on Terra BDC compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing);

(ix) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by Terra BDC or a wholly owned Terra BDC Subsidiary to Terra BDC or a wholly owned Terra BDC Subsidiary and (B) investments permitted pursuant to Section 6.1(b)(vi);

(x) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Terra BDC Material Contract (or any Contract that, if existing as of the date hereof, would be a Terra BDC Material Contract), other than (A) any termination, renewal, modification or amendment in accordance with the terms of any existing Terra BDC Material Contract (x) that occurs automatically without any action (other than notice of renewal) by Terra BDC or any Terra BDC Subsidiary or (y) occurs in connection with the exercise by a third party of any preferential rights or options granted to such third party under the applicable Terra BDC Material Contract or (B) as may be reasonably necessary to comply with the terms of this Agreement;

(xi) make any payment, direct or indirect, of any liability of Terra BDC or any Terra BDC Subsidiary before the same comes due in accordance with its terms, other than (A) in the ordinary course of business consistent with past practice or (B) in connection with dispositions or refinancings of any Indebtedness otherwise permitted hereunder;

(xii) waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) (x) equal to or less than the amounts specifically reserved with respect thereto on the most recent balance sheet of Terra BDC included in the Terra BDC SEC Documents filed and publicly available prior to the date of this Agreement or (y) that do not exceed $200,000 individually or $500,000 in the aggregate, (B) do not involve the imposition of injunctive relief against Terra BDC or any Terra BDC Subsidiary or the Surviving Entity, (C) do not provide for any admission of material liability by Terra BDC or any of the Terra BDC Subsidiaries, excluding in each case any such matter relating to Taxes (which, for the avoidance of doubt, shall be covered by Section 6.1(b)(xviii)), and (D) with respect to any Transaction Litigation against Terra BDC and/or its directors, officers or partners in accordance with Section 7.6(c);

(xiii) (A) hire or terminate any officer or director of Terra BDC or any Terra BDC Subsidiary, (B) increase in any manner the amount, rate or terms of compensation or benefits of any of Terra BDC’s directors, or (C) enter into, adopt, amend or terminate any employment, bonus, severance or retirement Contract or Benefit Plan or other compensation or employee benefits arrangement, except as may be required to comply with applicable Law;

(xiv) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2021, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(xv) enter into any new line of business;

(xvi) form any new funds, joint ventures or non-traded real estate investment trusts or other pooled investment vehicles;

(xvii) fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(xviii) enter into or modify in a manner adverse to Terra BDC any Terra BDC Tax Protection Agreement, make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file or amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except, in each case, (A) to the extent required by Law or (B) to the extent necessary (x) to preserve Terra BDC’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any Terra BDC Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xix) take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause Terra BDC to fail to qualify as a REIT or any Terra BDC Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xx) other than as permitted by Section 6.2(b)(vi) above, make or commit to make any recurring capital expenditures that are in excess of $500,000 per quarter in the aggregate;

(xxi) adopt a plan of merger or complete or partial liquidation or resolutions providing for or authorizing such merger, such liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in connection with any transaction permitted by Section 6.1(b)(vi) or Section 6.1(b)(vii) in a manner that would not reasonably be expected to be materially adverse to Terra BDC or to prevent or impair the ability of Terra BDC to consummate the Merger;

(xxii) amend or modify the engagement letters entered into with the Persons listed on Section 4.17 of the Terra BDC Disclosure Letter, in a manner adverse to Terra BDC or any Terra BDC Subsidiary, or engage other financial advisers in connection with the transactions contemplated by this Agreement; or

(xxiii) authorize, or enter into any Contract to do any of the foregoing.

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Terra BDC from taking any action, at any time or from time to time, that in the reasonable judgment of the Terra BDC Board, upon advice of counsel to Terra BDC, is reasonably necessary for Terra BDC to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, including making dividend or any other actual, constructive or deemed distribution payments to stockholders of Terra BDC in accordance with this Agreement or otherwise as permitted pursuant to Section 6.1(b)(iii).

Section 6.2 Conduct of Business by Terra REIT.

(a) Terra REIT covenants and agrees that, during the Interim Period, except (1) to the extent required by Law, (2) as may be consented to in advance in writing by the Terra BDC Special Committee (which consent shall not be unreasonably withheld, delayed or conditioned), (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement, or (4) as set forth in Section 6.2(a) or Section 6.2(b) of the Terra REIT Disclosure Letter, Terra REIT shall, and shall cause each of the Terra REIT Subsidiaries to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use all reasonable efforts to (A) preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with third parties and (B) maintain the status of Terra REIT as a REIT.

(b) Without limiting the foregoing, Terra REIT covenants and agrees that, during the Interim Period, except (1) to the extent required by Law, (2) as may be consented to in advance in writing by the Terra BDC Special Committee (which consent shall not be unreasonably withheld, delayed or conditioned), (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement, or (4) as set forth in Section 6.2(a) or Section 6.2(b) of the Terra REIT Disclosure Letter, Terra REIT shall not, and shall not cause or permit any Terra REIT Subsidiary to, do any of the following:

(i) amend or propose to amend (A) the Terra REIT Governing Documents or (B) such equivalent organizational or governing documents of any Terra REIT Subsidiary material to Terra REIT and the Terra REIT Subsidiaries, or (C) waive the Aggregate Stock Ownership Limit or the Common Stock Ownership Limit (each as defined in the Terra REIT Charter) or create an Excepted Holder Limit (as defined in the Terra REIT Charter) under the Terra REIT Charter;

(ii) adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of Terra REIT or any Terra REIT Subsidiary (other than any wholly owned Terra REIT Subsidiary);

(iii) declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Terra REIT or any Terra REIT Subsidiary or other equity securities or ownership interests in Terra REIT or any Terra REIT Subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by Terra REIT of regular dividends in accordance with past practice at a daily rate per share not to exceed (x) $0.001247 divided by (y) the Exchange Ratio, (B) the declaration and payment of dividends or other distributions to Terra REIT by any directly or indirectly wholly owned Terra REIT Subsidiary, and (C) distributions by any Terra REIT Subsidiary that is not wholly owned, directly or indirectly, by Terra REIT, in accordance with the requirements of the organizational documents of such Terra REIT Subsidiary; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.2(b)(iii), Terra REIT and any Terra REIT Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for Terra REIT to maintain its status as a REIT under the Code and avoid or reduce the imposition of any entity level income or excise Tax under the Code;

(iv) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of Terra REIT or a Terra REIT Subsidiary;

(v) except for transactions among Terra REIT and one or more wholly owned Terra REIT Subsidiaries or among one or more wholly owned Terra REIT Subsidiaries, or as otherwise contemplated in Section 6.2(b)(vi), issue, sell, pledge, dispose, encumber or grant any shares of capital stock of Terra REIT or any of the Terra REIT Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock or other equity interests of Terra REIT or any of the Terra REIT Subsidiaries, other than in public or private offerings with aggregate proceeds of up to $100,000,000 at a gross issuance price per share not less than the net asset value per share of Terra REIT used to determine the Exchange Ratio as set forth on Section 6.2(b)(v) of the Terra REIT Disclosure Letter;

(vi) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real or personal property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except (A) acquisitions by Terra REIT or any wholly owned Terra REIT Subsidiary of or from an existing wholly owned Terra REIT Subsidiary, and (B) other acquisitions of personal property for a purchase price of not more than $500,000 in the aggregate;

(vii) sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except in the ordinary course of business consistent with past practice, provided, that (A) any sale, mortgage, pledge, lease, assignment, transfer, disposition or deed in connection with (x) the satisfaction of any margin call or (y) the posting of collateral in connection with any Contract to which Terra REIT or any Terra REIT Subsidiary is a party, and (B) this Section 6.2(b)(vii) shall not prohibit Terra REIT or any Terra REIT Subsidiary from effecting a deed in lieu of foreclosure if the failure to do so would result in personal or recourse liability to Terra REIT, any Terra REIT Subsidiary or any of their respective Affiliates under any Indebtedness;

(viii) incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities of Terra REIT or any of the Terra REIT Subsidiaries, except (A) Indebtedness incurred under Terra REIT’s existing debt facilities, as set forth on Section 6.2(b) of the Terra REIT Disclosure Letter, in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends permitted by Section 6.2(b)(iii)), (B) funding any transactions permitted by this Section 6.2(b), (C) Indebtedness that does not, in the aggregate, exceed $500,000; (D) refinancing of existing Indebtedness (provided, that the terms of such new Indebtedness shall not be materially more onerous on Terra REIT compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing) or (E) otherwise in the ordinary course of business consistent with past practice;

(ix) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by Terra REIT or a wholly owned Terra REIT Subsidiary to Terra REIT or a wholly owned Terra REIT Subsidiary, (B) investments permitted pursuant to Section 6.2(b)(vi) or (C) in the ordinary course of business consistent with past practice;

(x) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Terra REIT Material Contract (or any Contract that, if existing as of the date hereof, would be a Terra REIT Material Contract), other than (A) any termination, renewal, modification or amendment in accordance with the terms of any existing Terra REIT Material Contract that (x) occurs automatically without any action (other than notice of renewal) by Terra REIT or any Terra REIT Subsidiary or (y) occurs in connection with the exercise by a third party of any preferential rights or options granted to such third party under the applicable Terra REIT Material Contract, (B) as may be reasonably necessary to comply with the terms of this Agreement, or (C) in the ordinary course of business consistent with past practice;

(xi) make any payment, direct or indirect, of any liability of Terra REIT or any Terra REIT Subsidiary before the same comes due in accordance with its terms, other than (A) in the ordinary course of business consistent with past practice or (B) in connection with dispositions or refinancings of any Indebtedness otherwise permitted hereunder;

(xii) waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) (x) equal to or less than the amounts specifically reserved with respect thereto on the most recent balance sheet of Terra REIT included in the Terra REIT SEC Documents filed and publicly available prior to the date of this Agreement or (y) that do not exceed $200,000 individually or $500,000 in the aggregate, (B) do not involve the imposition of injunctive relief against Terra REIT or any Terra REIT Subsidiary or the Surviving Entity, (C) do not provide for any admission of material liability by Terra REIT or any of the Terra REIT Subsidiaries, excluding in each case any such matter relating to Taxes (which, for the avoidance of doubt, shall be covered by Section 6.2(b)(xviii)), and (D) with respect to any Action involving any present, former or purported holder or group of holders of Terra REIT Common Stock in accordance with Section 7.6(c);

(xiii) (A) hire or terminate any officer or director of Terra REIT or any Terra REIT Subsidiary other than any hire of an officer or director to fill a vacancy resulting from resignation, (B) increase in any manner the amount, rate or terms of compensation or benefits of any of Terra REIT’s directors, or (C) enter into, adopt, amend or terminate any employment, bonus, severance or retirement Contract or Benefit Plan or other compensation or employee benefits arrangement, except as may be required to comply with applicable Law or in the ordinary course of business consistent with past practice;

(xiv) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2021, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(xv) enter into any new line of business;

(xvi) form any new funds, co-investments, joint ventures or non-traded real estate investment trusts or other pooled investment vehicles other than those investment vehicles in the ordinary course of business consistent with past practice or transfer any asset in connection with any such vehicles for consideration unless the consideration for such asset is at least equal to the value for such asset used to determine the Exchange Ratio as set forth on Section 6.2(b)(xvi) of the Terra REIT Disclosure Letter;1

(xvii) fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(xviii) enter into or modify in a manner adverse to Terra REIT any Terra REIT Tax Protection Agreement, make, change or rescind any material election relating to Taxes (other than making its initial REIT election), change a material method of Tax accounting, file or amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except, in each case, (A) to the extent required by Law or (B) to the extent necessary (x) to preserve Terra REIT’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any Terra REIT Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

[1]	Disclosure letter to set forth agreed upon values for each asset of Terra REIT.

(xix) take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause Terra REIT to fail to qualify as a REIT or any Terra REIT Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xx) other than as permitted by Section 6.2(b)(vi) above, make or commit to make any recurring capital expenditures that are in excess of $500,000 per quarter in the aggregate;

(xxi) adopt a plan of merger or complete or partial liquidation or resolutions providing for or authorizing such merger, such liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in connection with any transaction permitted by Section 6.2(b)(vi) or Section 6.2(b)(vii) in a manner that would not reasonably be expected to be materially adverse to Terra REIT or to prevent or impair the ability of Terra REIT or Merger Sub to consummate the Merger;

(xxii) make any payment, distribution or transfer of assets to REIT Advisor or its Affiliates (other than Terra REIT and any Terra REIT Subsidiary) except in such amount and as expressly contemplated by this Agreement or the Terra REIT Advisory Agreement; or

(xxiii) authorize, or enter into any Contract to do any of the foregoing.

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Terra REIT from taking any action, at any time or from time to time, that in the reasonable judgment of the Terra REIT Board, upon advice of counsel to Terra REIT, is reasonably necessary for Terra REIT to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, making dividend or any other actual, constructive or deemed distribution payments to stockholders of Terra REIT in accordance with this Agreement or otherwise as permitted pursuant to Section 6.2(b)(iii).

Section 6.3 No Control of Other Parties’ Business. Nothing contained in this Agreement shall give (i) Terra BDC, directly or indirectly, the right to control or direct Terra REIT or any Terra REIT Subsidiary’s operations prior to the Effective Time, or (ii) Terra REIT, directly or indirectly, the right to control or direct Terra BDC or any Terra BDC Subsidiary’s operations prior to the Effective Time. Prior to the Effective Time, (i) Terra REIT shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Terra REIT Subsidiaries’ respective operations and (ii) Terra BDC shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Terra BDC Subsidiaries’ respective operations.

ARTICLE 7

ADDITIONAL COVENANTS

Section 7.1 Preparation of the Form S-4 and the Proxy Statement; Stockholder Approvals.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) Terra BDC (with Terra REIT’s reasonable cooperation) shall prepare the Proxy Statement in preliminary form with respect to the Stockholders Meeting and (ii) Terra REIT shall prepare (with Terra BDC’s reasonable cooperation) and cause to be filed with the SEC, a registration statement on Form S-4 under the Securities Act (the “Form S-4”), which will include the Proxy Statement, to register under the Securities Act the shares of Terra REIT Class B Common Stock to be issued in the Merger and, to the extent required by the Securities Act, shares of stock of Terra REIT issuable upon the conversion of Terra REIT Common Stock (together, the “Registered Securities”). Each of

Terra REIT and Terra BDC shall use its commercially reasonable efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act and (C) keep the Form S-4 effective for so long as necessary to complete the Merger, unless this Agreement is terminated pursuant to Article 9. Each of Terra REIT and Terra BDC shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other Party and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Proxy Statement and shall provide to their and each other’s counsel such representations as reasonably necessary to render the opinions required to be filed therewith. The Form S-4 and the Proxy Statement shall include all information reasonably requested by such other Party to be included therein. Terra REIT shall promptly notify Terra BDC upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide Terra BDC with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Form S-4 or the Proxy Statement received from the SEC and advise Terra BDC of any oral comments with respect to the Form S-4 or the Proxy Statement received from the SEC. Terra REIT shall use its commercially reasonable efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or the Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) with the SEC or responding to any comments of the SEC with respect thereto, the Parties shall provide each other with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement or Form S-4. Notwithstanding any provision herein to the contrary, no amendment or supplement (including incorporation by reference) to the Proxy Statement or the Form S-4 shall be made without the approval of Terra REIT and the Terra BDC Special Committee, which approval shall not be unreasonably withheld, conditioned or delayed. Terra REIT shall notify Terra BDC, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification for offering or sale in any jurisdiction of the registered securities, and Terra REIT and Terra BDC shall use their commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Terra REIT shall also use its commercially reasonable efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Registered Securities, and Terra BDC shall furnish all information concerning Terra BDC and its stockholders as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the receipt of the Stockholder Approvals, any information relating to Terra BDC or Terra REIT, or any of their respective Affiliates, should be discovered by Terra BDC or Terra REIT which, in the reasonable judgment of Terra BDC or Terra REIT, should be set forth in an amendment of, or a supplement to, either of the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and Terra BDC and Terra REIT shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Form S-4 or the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of Terra BDC and Terra REIT. Nothing in this Section 7.1(b) shall limit the obligations of any Party under Section 7.10. For purposes of Section 5.21, Section 4.22 and this Section 7.1, any information concerning or related to Terra REIT or its Affiliates will be deemed to have been provided by Terra REIT, and any information concerning or related to Terra BDC, its Affiliates or the Stockholders Meeting will be deemed to have been provided by Terra BDC.

(c) As promptly as practicable following the date of this Agreement, Terra BDC shall, in accordance with applicable Law and the Terra BDC Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Stockholders Meeting solely for the purpose of obtaining the Stockholder Approvals (and no other matters shall be submitted at such meeting unless consented to by Terra REIT in its sole discretion); provided, that such record date shall not be more than ninety (90) days prior to the date of the Stockholders Meeting. Terra BDC shall use its commercially reasonable efforts to cause the definitive Proxy Statement to be mailed to Terra BDC’s stockholders entitled to vote at the Stockholders Meeting and to hold the Stockholders Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. Terra BDC shall, through the Terra BDC Board, recommend to its stockholders that they provide the Stockholder Approvals, include the Terra BDC Board Recommendation in the Proxy Statement and solicit and use its commercially reasonable efforts to obtain the Stockholder Approvals, except to the extent that the Terra BDC Board shall have made an Adverse Recommendation Change as permitted by Section 7.3(c); provided, that Terra BDC’s obligation to duly call, give notice of, convene and hold the Stockholders Meeting shall be unconditional unless this Agreement is terminated in accordance with its terms and shall not be affected by any Adverse Recommendation Change. Notwithstanding the foregoing provisions of this Section 7.1(c), if, on a date for which the Stockholders Meeting is scheduled, Terra BDC has not received proxies representing a sufficient number of shares of Terra BDC Common Stock to obtain the Stockholder Approvals, whether or not a quorum is present, Terra BDC shall have the right to make one or more successive postponements or adjournments of the Stockholders Meeting (provided, that the Stockholders Meeting shall not be postponed or adjourned to a date that is (i) more than thirty (30) days after the date for which the Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) or (ii) more than 120 days from the record date for the Stockholders Meeting); provided, further, the Stockholders Meeting may not be postponed or adjourned on the date the Stockholders Meeting is scheduled if Terra BDC shall have received proxies in respect of an aggregate number of shares of Terra BDC Common Stock, which have not been withdrawn, such that the Stockholder Approvals would be obtained at such meeting.

Section 7.2 Access to Information; Confidentiality.

(a) During the period from the date of this Agreement to and including the Effective Time, each of the Parties shall, and shall cause each of their respective subsidiaries to, afford to the other Parties and to their respective Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, Contracts, personnel and records and, during such period, each of the Parties shall, and shall cause each of their respective subsidiaries to and shall use their commercially reasonable efforts to cause their Representatives to, furnish reasonably promptly to the other Parties (i) any information concerning such Party or its respective subsidiaries (including with respect to any pending or threatened Action) as the other Party may reasonably request and (ii) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws. In connection with such reasonable access to information, each of the Parties shall use their commercially reasonable efforts to cause their respective Representatives to participate in meetings and telephone conferences with the other Parties and their Representatives prior to the mailing of any Proxy Statement, prior to the Stockholders Meeting and at such other times as may be reasonably requested. No investigation under this Section 7.2(a) or otherwise shall affect any of the representations and warranties of the Parties contained in this Agreement or any condition to the obligations of the Parties under this Agreement. Notwithstanding the foregoing, none of the Parties shall be required by this Section 7.2(a) to provide the other Parties or their respective Representatives with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice or in accordance with this Agreement (provided, that the withholding Party shall use commercially reasonable efforts to obtain the required consent of such third party to such access or disclosure), (B) the disclosure of which would violate any Law applicable to such Party or any of its Representatives (provided, that withholding Party shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty), (C) that is subject to any attorney-client, attorney work product or other legal privilege (provided, that withholding Party shall use commercially reasonable efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege, including by means of entry into a customary joint defense agreement that would alleviate the loss of such privilege) or (D) for the purpose of allowing Parties or their respective Representatives to collect samples of soil, air, water, groundwater or building materials. The Parties will use their commercially reasonable efforts to minimize any disruption to the businesses of the other Parties and any of their respective subsidiaries that may result from the requests for access, data and information hereunder. Prior to the Effective Time, the Parties shall not, and shall cause their respective Representatives and Affiliates not to, contact or otherwise communicate with parties with which any of the other Parties or any other of their respective subsidiaries has a business relationship regarding the business of the other Parties and their respective subsidiaries or this Agreement and the transactions contemplated by this Agreement without the prior written consent of such other Party (provided, that, for the avoidance of doubt, nothing in this Section 7.2(a) shall be deemed to restrict the Parties from contacting such parties in pursuing the business of the Parties operating in the ordinary course).

(b) Each Party will hold, and will cause its respective Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

Section 7.3 No Solicitation of Transactions.

(a) Except as expressly permitted by this Section 7.3, Terra BDC and the Terra BDC Advisor shall not, and Terra BDC shall cause each of the Terra BDC Subsidiaries not to, and shall instruct and use their commercially reasonable efforts to cause their respective Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate any inquiry, proposal or offer with respect to, or the announcement, making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person (other than Terra REIT or its Representatives) any non-public information or data in furtherance of, any Acquisition Proposal or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal (other than, in response to an unsolicited Acquisition Proposal or any unsolicited inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, to refer the inquiring Person to this Section 7.3 and to request clarification of the terms and conditions of any Acquisition Proposal so as to determine whether the terms and conditions of such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal), (iii) enter into any definitive acquisition agreement, merger agreement, share exchange agreement, consolidation agreement, option agreement, joint venture agreement or partnership agreement (including any letter of intent or agreement in principle) (each, an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to this Section 7.3(a)), (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement or any Takeover Statute or (v) agree, approve, recommend or propose to do any of the foregoing. Terra BDC and the Terra BDC Advisor shall, and shall cause each of the Terra BDC Subsidiaries, and shall use their commercially reasonable efforts to cause their Representatives to, (A) immediately cease and cause to be terminated all existing negotiations with any Person and its Representatives (other than the Terra REIT or its Representatives) conducted heretofore with respect to any Acquisition Proposal, (B) enforce any confidentiality or standstill agreement or provisions of similar effect to which Terra BDC or any Terra BDC Subsidiary is a party or of which Terra BDC or any Terra BDC Subsidiary is a beneficiary with regards to any Acquisition Proposal, and (C) request the prompt return or destruction, to the extent permitted by any confidentiality agreement, of all non-public information or data previously furnished to any such Person and its Representatives with respect to any Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, its subsidiaries or any of their respective Representatives with respect to any Acquisition Proposal. Notwithstanding the foregoing, if, at any time following the date of this Agreement and prior to obtaining the Stockholder Approvals, (1) Terra BDC receives a written Acquisition Proposal that was not the result of a violation of this Section 7.3(a) and (2) the Terra BDC Board (based on the recommendation of the Terra BDC Special Committee) determines in good faith (after consultation with outside counsel and a financial advisor) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and determines in good faith (after consultation with outside counsel) that its failure to take such action would be inconsistent with the duties of the Terra BDC directors under applicable Law, then Terra BDC may (and may authorize any Terra BDC Subsidiary and its Representatives to), after notifying Terra REIT of such determination, (x) furnish non-public information or data with respect to itself and its subsidiaries to the Person making such Acquisition Proposal (and its Representatives) pursuant to an Acceptable Confidentiality Agreement; provided, that (i) any non-public information or data provided to any such Person given such access shall have previously been provided to Terra REIT or shall be provided (to the extent permitted by applicable Law) to Terra REIT prior to or substantially concurrently with the time it is provided to such Person and (ii) no non-public information or data with respect to Terra REIT shall be provided to any such Person, and (y) participate in discussions and negotiations with the Person making such Acquisition Proposal (and such Person’s Representatives) regarding such Acquisition Proposal.

(b) Except as provided in Section 7.3(c), the Terra BDC Board (i) shall not fail to make or withdraw (or modify or qualify in any manner adverse to Terra REIT or publicly propose to withdraw, modify or qualify in any manner adverse to Terra REIT) the Terra BDC Board Recommendation or the determination of the advisability to its stockholders of the Merger and other transactions contemplated hereby, (ii) adopt, approve or publicly recommend, endorse or otherwise declare advisable any Acquisition Proposal, (iii) fail to include the Terra BDC Board Recommendation, in whole or in part in the Proxy Statement or any filing or amendment or supplement relating thereto, (iv) fail to recommend against any then-pending tender or exchange offer that constitutes an Acquisition Proposal within ten (10) Business Days after it is announced or (v) fail, within three (3) Business Days of a request by Terra REIT following the public announcement of an Acquisition Proposal, to reaffirm the Terra BDC Board Recommendation (each such action set forth in this Section 7.3(b) being referred to herein as an “Adverse Recommendation Change”).

(c) Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the Stockholder Approvals, and following the compliance with this Section 7.3(c), the Terra BDC Board may:

(i) make an Adverse Recommendation Change in response to an Acquisition Proposal, or terminate this Agreement pursuant to Section 9.1(c)(ii) in order to concurrently enter into an Alternative Acquisition Agreement with respect to an Acquisition Proposal, if: (A) such Acquisition Proposal did not result from a material breach of Section 7.3(a); (B) the Terra BDC Board (based on the recommendation of the Terra BDC Special Committee) determines in good faith (after consultation with outside counsel and a financial advisor) that such Acquisition Proposal constitutes a Superior Proposal and determines in good faith (after consultation with outside counsel) that its failure to take such action would be inconsistent with the duties of the Terra BDC directors under applicable Law; (C) Terra BDC shall notify Terra REIT in writing, at least four (4) Business Days prior to effecting such Adverse Recommendation Change (the “Superior Proposal Notice Period”), of its intention to effect such Adverse Recommendation Change or give notice of such termination (which notice shall include the material terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal and include copies of the current drafts of all material agreements between Terra BDC and the Person making such Superior Proposal (it being understood and agreed that such notice or the public disclosure by Terra BDC of such notice shall not in and of itself constitute an Adverse Recommendation Change)); (D) during the Superior Proposal Notice Period, Terra BDC shall negotiate with Terra REIT in good faith (to the extent Terra REIT wishes to negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Acquisition Proposal that is the subject of the Superior Proposal notice described in clause (C) above ceases to be a Superior Proposal; (E) after the expiration of the negotiation period described in clause (D) above, the Terra BDC Board (based on the recommendation of the Terra BDC Special Committee) determines in good faith (after consultation with outside counsel and a financial advisor and after taking into account any amendments to this Agreement that Terra REIT has irrevocably agreed in writing to make as a result of the negotiations contemplated by clause (D) above) that such Acquisition Proposal constitutes a Superior Proposal and determines in good faith (after consultation with outside counsel) that its failure to make an Adverse Recommendation Change or to give such notice of termination would be inconsistent with the duties of the Terra BDC directors under applicable Law; and (F) prior to Terra BDC entering into an Alternative Acquisition Agreement concerning such Superior Proposal, Terra BDC terminates this Agreement in accordance with Section 9.1(c)(ii); provided, that it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Superior Proposal notice, which shall require a new Superior Proposal Notice Period of two (2) Business Days, and compliance with this Section 7.3(c)(i) with respect to such new notice; or

(ii) make an Adverse Recommendation Change in response to an Intervening Event, if: (A) the Terra BDC Board (based on the recommendation of the Terra BDC Special Committee) determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with the duties of the Terra BDC directors under applicable Law; (B) Terra BDC shall notify Terra REIT in writing, at least four (4) Business Days prior to effecting such Adverse Recommendation Change (the “Intervening Event Notice Period”), of its intention to effect such Adverse Recommendation Change (which notice shall specify in reasonable detail the basis for the Adverse Recommendation Change and a description of the Intervening Event (it being understood and agreed that such notice or the public disclosure by Terra BDC of such notice shall not in and of itself constitute an Adverse Recommendation Change)), (C) during the Intervening Event Notice Period, Terra BDC shall negotiate with Terra REIT in good faith (to the extent Terra REIT wishes to negotiate) to make such adjustments to the terms and conditions of this Agreement such that failure to make an Adverse Recommendation Change would no longer be inconsistent with the duties of the Terra BDC directors under applicable Law, and (D) the Terra BDC Board (based on the recommendation of the Terra BDC Special Committee) shall determine, after the close of business on the last day of the Intervening Event Notice Period, in good faith (after consultation with outside counsel and after taking into account any amendments to this Agreement that Terra REIT has irrevocably agreed in writing to make as a result of the negotiations contemplated by clause (C) above) that, in light of the Intervening Event, failure to make an Adverse Recommendation Change would be inconsistent with the duties of the Terra BDC directors under applicable Law.

(d) Terra BDC shall promptly (and in any event, within one (1) Business Day) notify Terra REIT after it or any Terra BDC Subsidiary or any of their respective Representatives has received any Acquisition Proposal or inquiry, proposal or offer to enter into or seeking to have discussions or negotiations relating to a possible Acquisition Proposal. Such notice to Terra REIT shall indicate the identity of the Person making, and include the material terms and conditions, of such Acquisition Proposal, inquiry, proposal or offer (including a complete copy thereof if in writing and any related documents or correspondence). Following the date hereof, Terra BDC shall keep Terra REIT reasonably informed orally and in writing on a current basis (and in any event, within one (1) Business Day) of any material developments, discussions or negotiations regarding any Acquisition Proposal including providing a copy of all material documentation (including drafts) or material correspondence with respect thereto and upon the request of Terra REIT shall apprise Terra REIT of the status and details of such Acquisition Proposal. Terra BDC agrees that neither it nor any Terra BDC Subsidiary will enter into any agreement with any Person subsequent to the date hereof which prohibits Terra BDC or any Terra BDC Subsidiary from providing any information to Terra REIT in accordance with, or from otherwise complying with the terms of, this Section 7.3.

(e) Nothing contained in this Section 7.3 shall prohibit Terra BDC or the Terra BDC Board from (i) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or taking and disclosing a position contemplated by Rule 14e-2(a), 14d-9 or Item 1012(a) of Regulation M-A under the Exchange Act, or (ii) making any disclosure to the stockholders of Terra BDC if, in the good faith judgment of the Terra BDC Board (after consultation with outside counsel (and based on the recommendation of the Terra BDC Special Committee)), failure to so disclose would be inconsistent with the duties of the directors of Terra BDC under applicable Law, and disclosure referred to in clauses (i) and (ii) shall not be deemed to be an Adverse Recommendation Change so long as any such disclosure (A) includes the Terra BDC Board Recommendation, without any modification or qualification thereof or continues the prior recommendation of the Terra BDC Board, and (B) does not contain an express Adverse Recommendation Change; provided, that in no event shall this Section 7.3(e) affect Terra BDC’s obligations specified in Section 7.3(b).

(f) For purposes of this Agreement:

(i) “Acquisition Proposal” means any proposal, offer or inquiry from any Person or group of Persons relating to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, including any merger, reorganization, share exchange, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, business combination, liquidation, dissolution, joint venture or similar transaction, (A) of or for assets or businesses of Terra BDC and the Terra BDC Subsidiaries that generate 20% or more of the net revenues or net income or that represent 20% or more of the consolidated total assets (based on fair market value) of Terra BDC and the Terra BDC Subsidiaries, taken as a whole, immediately prior to such transaction or (B) of or for 20% or more of any class of capital stock, other equity security or voting power of Terra BDC (or any resulting parent company of Terra BDC), in each case other than the transactions contemplated by this Agreement.

(ii) “Intervening Event” means a change in circumstances or development that materially affects the business, assets or operations of Terra BDC and the Terra BDC Subsidiaries, taken as a whole, that was not known to or reasonably foreseeable by the Terra BDC Board prior to the execution of this Agreement, which change in circumstances or development becomes known to the Terra BDC Board prior to the Stockholder Approvals being obtained; provided, however, that in no event shall the following events, circumstances or changes in circumstances constitute an Intervening Event: (i) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof, (ii) any effect arising out of or related to the COVID-19 pandemic, (iii) the fact that Terra BDC exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period, (iv) any material fact, event, change, development or circumstances resulting from or arising out of any breach of this Agreement by Terra BDC, and (v) any effect arising out of the announcement or pendency of, or actions required to be taken pursuant to, this Agreement.

(iii) “Superior Proposal” means any bona fide unsolicited written Acquisition Proposal made after the date hereof (with all percentages included in the definition of “Acquisition Proposal” increased to 50%), taking into account the feasibility and certainty of consummation of such Acquisition Proposal on the terms proposed and all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal that the Terra BDC Board deems relevant, that, (A) if consummated, would be more favorable to the stockholders of Terra BDC from a financial point of view (in their capacities as stockholders) than the Merger and the other transactions contemplated by this Agreement (including any adjustment to the terms and conditions thereof proposed in writing by Terra REIT in response to any such Acquisition Proposal) and (B) does not include a financing contingency.

Section 7.4 Public Announcements. Except with respect to any Adverse Recommendation Change or any action taken pursuant to, and in accordance with, Section 7.1 or Section 7.3, so long as this Agreement is in effect, the Parties shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Parties’ consent (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that a Party may, without obtaining the other Parties’ consent, issue such press release or make such public statement or filing as may be required by Law or Order if it is not possible to consult with the other Party before making any public statement with respect to this Agreement or any of the transactions contemplated by this Agreement. The Parties have agreed upon the form of a joint press release announcing the Merger and the execution of this Agreement, and shall make such joint press release no later than one (1) Business Day following the date on which this Agreement is signed.

Section 7.5 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Terra BDC and Terra REIT shall and shall cause the Terra BDC Subsidiaries and the Terra REIT Subsidiaries, respectively, and their respective Affiliates to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any Contract to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including (i) taking all actions necessary to cause the conditions to Closing set forth in Article 8 to be satisfied, (ii) preparing and filing any applications, notices, registrations and requests as may be required or advisable to be filed with or submitted to any Governmental Authority in order to consummate the transactions contemplated by this Agreement, (iii) obtaining all necessary or advisable actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, (iv) subject to Section 7.6(c), defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, and (v) executing and delivering any additional instruments necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement; provided, that neither Party will have any obligation (A) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of such Party, any of its subsidiaries (including subsidiaries of Terra REIT after the Closing) or their Affiliates or (B) otherwise to take or commit to take any actions that would limit the freedom of such Party, its subsidiaries (including subsidiaries of Terra REIT after the Closing) or their Affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets.

(b) In connection with and without limiting the foregoing Section 7.5(a), each of the Parties shall give (or shall cause their respective Affiliates to give) any notices to third parties, and each of the Parties shall use, and cause each of their respective Affiliates to use, commercially reasonable efforts to obtain any third party consents that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement. Each of the Parties will, and shall cause their respective Affiliates to, furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any Governmental Authority and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the others on, all the information relating to the other and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, neither Party shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

(c) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Merger and the other transactions contemplated by this Agreement, none of the Parties or any of their respective Representatives shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person. Subject to the immediately foregoing sentence, the Parties shall cooperate with respect to reasonable accommodations that may be requested or appropriate to obtain such consents.

Section 7.6 Notification of Certain Matters; Transaction Litigation.

(a) Terra BDC and its Representatives shall give prompt notice to Terra REIT, and Terra REIT and its Representatives shall give prompt notice to Terra BDC, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement.

(b) Terra BDC and its Representatives shall give prompt notice to Terra REIT, and Terra REIT and its Representatives shall give prompt notice to Terra BDC, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Notwithstanding anything to the contrary in this Agreement, the failure by Terra BDC, Terra REIT or their respective Representatives to provide such prompt notice under this Section 7.6(b) shall not constitute a breach of covenant for purposes of Section 8.2(b), Section 8.3(b), Section 9.1(c)(i), or Section 9.1(d)(i).

(c) Terra BDC and its Representatives shall give prompt notice to Terra REIT, and Terra REIT and its Representatives shall give prompt notice to Terra BDC, of any Action commenced or, to such Party’s Knowledge, threatened against, relating to or involving such Party or any Terra BDC Subsidiary or Terra REIT Subsidiary, respectively, or any of their respective directors, officers or partners that relates to this Agreement, the Merger or the other transactions contemplated by this Agreement (collectively, “Transaction Litigation”). Terra BDC and its respective Representatives shall give Terra REIT the opportunity to reasonably participate in the defense and settlement of any Transaction Litigation against Terra BDC and/or its directors, officers or partners, and no such settlement shall be agreed to without Terra REIT’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). Terra REIT and its respective Representatives shall give Terra BDC the opportunity to reasonably participate in the defense and settlement of any Transaction Litigation against Terra REIT and/or its directors, officers or partners, and no such settlement shall be agreed to without Terra BDC’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 7.7 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting or being limited by the provisions of Section 7.7(b), during the period commencing as of the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Terra REIT shall cause the Surviving Entity to: (i) indemnify, defend and hold harmless each of the current or former managers, directors, officers, partners, members, trustees, employees, agents, fiduciaries or other individuals of Terra BDC or any of the Terra BDC Subsidiaries (the “Indemnified Parties”) against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action to the extent such Action arises out of or pertains to (x) any action or omission or alleged action or omission in such Indemnified Party’s capacity as a manager, director, officer, partner, member, trustee, employee or agent of Terra BDC or any of the Terra BDC Subsidiaries, or (y) this

Agreement or any of the transactions contemplated by this Agreement, including the Merger; and (ii) pay in advance of the final disposition of any such Action the expenses (including attorneys’ fees and any expenses incurred by any Indemnified Party in connection with enforcing any rights with respect to indemnification) of any Indemnified Party without the requirement of any bond or other security, in each case to the fullest extent permitted as of the Effective Time by the Terra REIT Governing Documents or, if applicable, similar organizational documents or agreements of any Terra REIT Subsidiary with respect to the managers, directors, officers, partners, members, trustees, employees, agents, fiduciaries or other individuals of Terra REIT or any of the Terra REIT Subsidiaries, but subject to Terra REIT’s or the Surviving Entity’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified.

(b) Each of Terra REIT and the Surviving Entity agrees that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the Indemnified Parties as provided in (i) the Terra BDC Governing Documents or, if applicable, similar organizational documents or agreements of any Terra BDC Subsidiary (the “Terra BDC Organizational Documents”) and (ii) indemnification agreements of Terra BDC shall survive the Merger and shall continue in full force and effect in accordance with their terms. From and after the Effective Time, Terra REIT shall, and shall cause the Surviving Entity to, fulfill and honor in all respects the obligations of Terra BDC pursuant to (i) each indemnification agreement in effect between Terra BDC, on the one hand, and any Indemnified Party, on the other hand, and (ii) any indemnification, exculpation from liability or advancement of expenses provision set forth in the Terra BDC Organizational Documents, as in effect on the date hereof, including, in each case, in respect of any Action that arises directly or indirectly out of or pertains directly or indirectly to (A) any action or omission or alleged action or omission in such Indemnified Party’s capacity as a director, officer, employee or agent of Terra BDC (regardless of whether such action or omission or alleged action or omission, occurred prior to, at or after the Effective Time) or (B) any of the transactions contemplated by this Agreement, including the Merger. For a period of six (6) years following the Effective Time, the organizational documents of Terra REIT and the Surviving Entity and the organizational documents of any applicable Terra REIT Subsidiary or Terra BDC Subsidiary shall contain provisions no less favorable with respect to indemnification of directors and officers and exculpation of directors and officers from liability than are set forth in the Terra BDC Organizational Documents, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years following the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were Indemnified Parties, unless such modification shall be required by applicable Law and then only to the minimum extent required by applicable Law.

(c) For a period of six (6) years after the Effective Time, Terra REIT shall cause the Surviving Entity to maintain in effect Terra BDC’s current directors’ and officers’ liability insurance covering each Person currently covered by Terra BDC’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to and through the Effective Time; provided, that in lieu of such obligation, (i) the Surviving Entity may substitute therefor policies of an insurance company with the same or better rating as Terra BDC’s current insurance carrier the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than Terra BDC’s existing policies as of the date hereof or (ii) in consultation with Terra REIT, Terra BDC may obtain extended reporting period coverage under Terra BDC’s existing insurance programs (to be effective as of the Effective Time) for a period of six (6) years after the Effective Time for a cost not in excess of three times the current annual premiums for such insurance; and provided, further, that in no event shall the Surviving Entity be required to pay annual premiums for insurance under this Section 7.7(c) in excess of 300% of the most recent annual premiums paid by Terra BDC for such purpose, it being understood that if the annual premiums of such insurance coverage exceed such amount, the Surviving Entity shall nevertheless be obligated to provide such coverage as may be obtained for such 300% amount.

(d) If Terra REIT or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, as a condition to the consummation of any such transaction the successors and assigns of Terra REIT or the Surviving Entity, as applicable, shall assume the obligations set forth in this Section 7.7.

(e) The provisions of this Section 7.7 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party (each of which is an intended third party beneficiary of this Section 7.7), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of Terra BDC, Terra REIT and the Surviving Entity and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including such successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 7.7 shall not be deemed to be exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to applicable Law, Contract or otherwise. Terra REIT shall cause the Surviving Entity to pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the obligations provided in this Section 7.7.

Section 7.8 Dividends.

(a) In the event that a distribution with respect to the shares of Terra BDC Common Stock permitted under the terms of this Agreement has a record date prior to the Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such shares of Terra BDC Common Stock on the Closing Date immediately prior to the Effective Time. In the event that a distribution with respect to the shares of Terra REIT Common Stock or, after giving effect to the Terra REIT Charter Amendment, Terra REIT Class B Common Stock permitted under the terms of this Agreement has a record date prior to the Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such shares of Terra REIT Common Stock or Terra REIT Class B Common Stock on the Closing Date immediately prior to the Effective Time. Terra BDC shall coordinate with Terra REIT the declaration of, and the setting of record dates and payment dates for, dividends on Terra BDC Common Stock so that holders of Terra BDC Common Stock (i) do not receive dividends on both Terra BDC Common Stock and Terra REIT Class B Common Stock received in the Merger, as applicable, in respect of a single calendar quarter or fail to receive a dividend on either Terra BDC Common Stock or Terra REIT Class B Common Stock received in the Merger, as applicable, in respect of a single calendar quarter or (ii) do not receive both a dividend permitted by the proviso to Section 6.1(b)(iii) on Terra BDC Common Stock and a dividend permitted by the proviso to Section 6.2(b)(iii) on Terra REIT Class B Common Stock received in the Merger or fail to receive either a dividend permitted by the proviso to Section 6.1(b)(iii) on Terra BDC Common Stock or a dividend permitted by the proviso to Section 6.2(b)(iii) on Terra REIT Class B Common Stock received in the Merger.

(b) In the event that either Terra BDC or Terra REIT shall declare or pay any dividend or other distribution that is expressly permitted pursuant to the proviso at the end of Section 6.1(b)(iii) or Section 6.2(b)(iii), respectively, it shall notify the other Party at least twenty (20) days prior to the Closing Date, and such other Party shall be entitled to declare a dividend per share payable (i) in the case of Terra BDC, to holders of Terra BDC Common Stock, in an amount per share of Terra BDC Common Stock equal to the product of (A) the dividend declared by Terra REIT with respect to each share of Terra REIT Common Stock by (B) the Exchange Ratio and (ii) in the case of Terra REIT, to holders of Terra REIT Common Stock, in an amount per share of Terra REIT Common Stock equal to the quotient obtained by dividing (x) the dividend declared by Terra BDC with respect to each share of Terra BDC Common Stock by (y) the Exchange Ratio. The record date and time and payment date and time for any dividend payable pursuant to this Section 7.8(b) shall be prior to the Closing Date.

Section 7.9 Voting of Shares. Terra REIT shall vote all shares of Terra BDC Common Stock beneficially owned by it or any of the Terra REIT Subsidiaries as of the record date for the Stockholders Meeting, if any, in favor of approval of the Terra BDC Charter Amendment, the Merger, and the BDC Election Withdrawal.

Section 7.10 Takeover Statutes. The Parties shall use their respective commercially reasonable efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute or the restrictions in the Terra BDC Charter or the Terra REIT Charter (“Charter Restrictions”) on the Merger and the other transactions contemplated by this Agreement. No Party shall take any action to exempt any Person (other than the other Parties or their respective Affiliates) from any Takeover Statute of any jurisdiction or the Charter Restrictions that may purport to be applicable to the Merger or any of the other transactions contemplated by this Agreement or otherwise cause any restrictions in any Takeover Statute or the Charter Restrictions not to apply to any such Person.

Section 7.11 Tax Matters.

(a) Each of Terra BDC and Terra REIT shall use its commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including by executing and delivering the officers’ certificates referred to herein and reporting consistently for all federal, state, and local income Tax or other purposes. None of Terra BDC or Terra REIT shall take any action, or fail to take any action, that would reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

(b) Terra BDC shall (i) use its commercially reasonable efforts to obtain, or cause to be provided, the opinions of Alston & Bird LLP and Venable LLP, and (ii) deliver to each of Alston & Bird LLP and Venable LLP tax representation letters, dated as of the Closing Date and signed by an officer of Terra BDC, containing representations of Terra BDC reasonably necessary or appropriate to enable Alston & Bird LLP and Venable LLP to render the tax opinions described in Section 8.2(f), Section 8.3(e) and Section 8.3(f).

(c) Terra REIT shall (i) use its commercially reasonable efforts to obtain, or cause to be provided, the opinions of Alston & Bird LLP and Venable LLP and (ii) deliver to each of Alston & Bird LLP and Venable LLP tax representation letters, dated as of the Closing Date and signed by an officer of Terra REIT, containing representations of Terra REIT reasonably necessary or appropriate to enable Alston & Bird LLP and Venable LLP, as applicable, to render the tax opinions described in Section 8.2(e), Section 8.2(f) and Section 8.3(f).

(d) Terra BDC and Terra REIT shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to such taxes, “Transfer Taxes”), and shall reasonably cooperate in attempting to minimize the amount of Transfer Taxes. Such Transfer Taxes shall not be deducted or withheld from or to the Merger Consideration.

Section 7.12 The Terra REIT Board. The Terra REIT Board shall take or cause to be taken such action as may be necessary, in each case, to be effective as of the Effective Time, to increase the number of directors comprising the Terra REIT Board to six (6) and to cause the individuals set forth on Section 7.12 of the Terra BDC Disclosure Letter (the “Terra BDC Designees”) to be elected to the Terra REIT Board effective as of the Effective Time. If a Terra BDC Designee is not able or willing to serve on the Terra REIT Board as of the Effective Time, Terra BDC shall select, within a reasonable period of time prior to the Effective Time, a replacement, and the Terra REIT Board shall elect such replacement as a member of the Terra REIT Board as of the Effective Time. On the Closing Date, prior to the Effective Time, Terra JV, Terra Offshore REIT and Terra REIT shall enter into that certain Voting Support Agreement in substantially the form attached as Exhibit D hereto (the “Voting Support Agreement”), which shall be effective at the Effective Time and provide that Terra

JV and Terra Offshore REIT shall, at any meeting of stockholders of Terra REIT called for the purpose of electing directors (or by any consent in writing or by electronic transmission in lieu of any such meeting) cast all votes entitled to be cast by each of them in favor of the election of the Terra BDC Designees until, in each case, the earlier of (a) the first anniversary of the Closing Date, (b) the Terra REIT Class B Common Stock Distributions or (c) an amendment and restatement of the Terra REIT Advisory Agreement approved by the Terra REIT Board, including the Terra BDC Designees.

Section 7.13 Terra BDC Notes. In connection of the Closing, Terra REIT shall have taken all necessary action to assume the due and punctual payment of the principal of (and premium, if any, on) and interest, if any, on all of Terra BDC’s 7.00% Notes due 2026 that are outstanding as of the Effective Time and the performance of every covenant of the Indenture, dated as of February 10, 2021, between Terra BDC and U.S. Bank National Association, a national banking association (the “Trustee”), as supplemented by a First Supplemental Indenture, dated as of February 10, 2021, between Terra BDC and the Trustee (collectively, the “Indenture”), on the part of Terra BDC to be performed or observed, including, without limitation, the execution and delivery to the Trustee of an indenture supplemental to the Indenture in form satisfactory to the Trustee.

Section 7.14 Charter Amendments. On the Closing Date, prior to the Effective Time, Terra REIT shall file the Terra REIT Charter Amendment with the SDAT in accordance with the MGCL. Subject to receipt of the Stockholder Approvals, on the Closing Date, prior to the Effective Time, Terra BDC shall file the Terra BDC Charter Amendment with the SDAT in accordance with the MGCL.

ARTICLE 8

CONDITIONS

Section 8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction or, to the extent permitted by Law, waiver by each of the Terra BDC Special Committee and the Terra REIT Special Committee at or prior to the Effective Time of the following conditions:

(a) Regulatory Authorizations. All consents, authorizations, orders or approvals of each Governmental Authority necessary for the consummation of the Merger and the other transactions contemplated by this Agreement set forth in Section 8.1(a) of the Terra REIT Disclosure Letter and Section 8.1(a) of the Terra BDC Disclosure Letter shall have been obtained and any applicable waiting periods in respect thereof shall have expired or been terminated.

(b) Stockholder Approvals; Terra BDC Charter Amendment. The Stockholder Approvals shall have been obtained in accordance with applicable Law and the Terra BDC Charter and Terra BDC Bylaws. The Terra BDC Charter Amendment shall have become effective pursuant to the MGCL.

(c) Terra REIT Charter Amendment. The Terra REIT Charter Amendment shall have become effective pursuant to the MGCL.

(d) No Injunctions or Restraints. No Order issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Merger shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority after the date of this Agreement that, in any case, prohibits, restrains, enjoins or makes illegal the consummation of the Merger or the other transactions contemplated by this Agreement.

(e) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC that have not been withdrawn.

Section 8.2 Conditions to Obligations of Terra BDC. The obligations of Terra BDC to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by the Terra BDC Special Committee, at or prior to the Effective Time, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Terra REIT and Merger Sub set forth in the Fundamental Representations (except Section 5.4(a) (Capital Structure)) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, (ii) the representations and warranties set forth in Section 5.4(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, and (iii) each of the other representations and warranties of Terra REIT and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or Terra REIT Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a Terra REIT Material Adverse Effect.

(b) Performance of Covenants and Obligations of Terra REIT and Merger Sub. Each of Terra REIT and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement on or prior to the Effective Time.

(c) Absence of Material Adverse Change. On the Closing Date, no circumstance shall exist that constitutes a Terra REIT Material Adverse Effect.

(d) Delivery of Certificate. Terra REIT shall have delivered to Terra BDC a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of Terra REIT, certifying to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b), Section 8.2(c) and Section 8.2(g) have been satisfied.

(e) REIT Opinion. Terra BDC shall have received a written opinion of Alston & Bird LLP, or other counsel reasonably satisfactory to Terra BDC, dated as of the Closing Date and in form and substance reasonably satisfactory to Terra BDC, to the effect that Terra REIT has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual and proposed method of operation will enable Terra REIT to meet, for its taxable year that includes the Effective Time, the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by Terra REIT.

(f) Section 368 Opinion. Terra BDC shall have received a written opinion of Venable LLP, or other counsel reasonably satisfactory to Terra REIT, dated as of the Closing Date and in form and substance reasonably satisfactory to Terra BDC, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, Venable LLP may rely upon the tax representation letters described in Section 7.11.

(g) Terra REIT Board. The Terra BDC Designees shall have been elected to the Terra REIT Board effective as of the Effective Time and each of Terra JV, Terra Offshore REIT and Terra REIT shall have duly executed and delivered the Voting Support Agreement.

Section 8.3 Conditions to Obligations of Terra REIT and Merger Sub. The obligations of Terra REIT and Merger Sub to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by Terra REIT Special Committee at or prior to the Effective Time, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Terra BDC set forth in the Fundamental Representations (except Section 4.4(a) (Capital Structure)) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, (ii) the representations and warranties set forth in Section 4.4(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, and (iii) each of the other representations and warranties of Terra BDC contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or Terra BDC Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a Terra BDC Material Adverse Effect.

(b) Performance of Covenants or Obligations of Terra BDC. Terra BDC shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under this Agreement on or prior to the Effective Time.

(c) Absence of Material Adverse Change. On the Closing Date, no circumstance shall exist that constitutes a Terra BDC Material Adverse Effect.

(d) Delivery of Certificate. Terra BDC shall have delivered to Terra REIT a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of Terra BDC certifying to the effect that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.

(e) REIT Opinion. Terra REIT shall have received a written opinion of Alston & Bird LLP, or other counsel reasonably satisfactory to Terra REIT, dated as of the Closing Date and in form and substance reasonably satisfactory to Terra REIT, to the effect that, commencing with Terra BDC’s taxable year that ended on December 31, 2018, Terra BDC has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled Terra BDC to meet, through the Effective Time, the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by Terra BDC.

(f) Section 368 Opinion. Terra REIT shall have received a written opinion of Alston & Bird LLP, or other counsel reasonably satisfactory to Terra BDC, dated as of the Closing Date and in form and substance reasonably satisfactory to Terra REIT, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, Alston & Bird LLP may rely upon the tax representation letters described in Section 7.11.

ARTICLE 9

TERMINATION, FEES AND EXPENSES, AMENDMENT AND WAIVER

Section 9.1 Termination. This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, notwithstanding receipt of the Stockholder Approvals (except as otherwise specified in this Section 9.1):

(a) by mutual written consent of each of Terra REIT and Terra BDC;

(b) by either Terra REIT or Terra BDC:

(i) if the Merger shall not have occurred on or before 11:59 p.m. New York time on December 31, 2022 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party if the failure of such Party (and in the case of Terra REIT, including the failure of Merger Sub) to perform or comply in all material respects with the obligations, covenants or agreements of such Party set forth in this Agreement shall have been the cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date;

(ii) if any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order shall have become final and nonappealable; provided, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Order was primarily due to the failure of such Party (and in the case of Terra REIT, including the failure of Merger Sub) to perform or comply in all material respects with any of its obligations, covenants or agreements under this Agreement; or

(iii) if the Stockholder Approvals shall not have been obtained at the Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which votes on the approval of the Merger, the Terra BDC Charter Amendment, and the BDC Election Withdrawal were taken; provided, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to a Party if the failure to receive the Stockholder Approvals was primarily due to the failure of a Party to perform or comply in all material respects with any of its obligations, covenants or agreements under this Agreement;

(c) by Terra BDC (upon the approval by the Terra BDC Special Committee):

(i) if Terra REIT shall have breached or failed to perform any of its representations, warranties, obligations, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Section 8.1 or Section 8.2 (a “Terra REIT Terminating Breach”) and (B) cannot be cured or waived by the Outside Date; provided, that Terra BDC shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(i) if a Terra BDC Terminating Breach shall have occurred and be continuing at the time Terra BDC delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c)(i); or

(ii) prior to obtaining the Stockholder Approvals, in order to substantially concurrently enter into an Alternative Acquisition Agreement providing for a Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 7.3; provided, that such right to terminate shall only apply if (A) such Superior Proposal did not result from a breach of any of the provisions set forth in Section 7.3 and (B) prior to or simultaneously with such termination Terra BDC pays Terra REIT the Termination Fee; or

(d) by Terra REIT:

(i) if Terra BDC shall have breached or failed to perform any of its representations, warranties, obligations, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Section 8.1 or Section 8.3 (a “Terra BDC Terminating Breach”) and (B) cannot be cured or waived by the Outside Date; provided, that Terra REIT shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if a Terra REIT Terminating Breach shall have occurred and be continuing at the time Terra REIT delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(d)(i); or

(ii) prior to obtaining the Stockholder Approvals, if (A) the Terra BDC Board shall have effected an Adverse Recommendation Change or (B) Terra BDC shall have breached any of the provisions set forth in Section 7.3 in any material respect.

Section 9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Terra BDC or Terra REIT and Merger Sub, except that the Confidentiality Agreement and the provisions of Section 7.4 (Public Announcements), this Section 9.2, Section 9.3 (Fees and Expenses), and Article 10 (General Provisions) of this Agreement shall survive the termination hereof; provided, that no such termination shall relieve any Party from any liability or damages resulting from any fraud or willful and material breach of any of its covenants, obligations or agreements set forth in this Agreement.

Section 9.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 9.3, all Expenses shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated; provided, that the Parties will share equally any HSR Act and Form S-4 filing fees as may be required to consummate the transactions contemplated by this Agreement.

(b) In the event that this Agreement is terminated:

(i) by Terra REIT pursuant to Section 9.1(d)(ii); or

(ii) by Terra BDC pursuant to Section 9.1(c)(ii); or

(iii) by either Party pursuant to Section 9.1(b)(iii) or by Terra REIT pursuant to Section 9.1(d)(i) and (A) prior to such termination, an Acquisition Proposal shall have been received by Terra BDC or its Representatives, is made directly to Terra BDC’s stockholders or is otherwise publicly disclosed or is otherwise communicated to the Terra BDC Board or Terra BDC Special Committee, or any Person has publicly announced an intention to make an Acquisition Proposal and (B) within nine (9) months after the date of such termination, Terra BDC enters into a definitive agreement in respect of, or consummates, any Acquisition Proposal (provided that for purposes of this subsection (iii), each reference to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%”), then Terra BDC shall pay to Terra REIT an amount equal to the Termination Fee. Payment of the Termination Fee shall be made by wire transfer of same day funds to the account or accounts designated by Terra REIT (x) in the case of Section 9.3(b)(i), within three Business Days after such termination, (y) in the case of Section 9.3(b)(ii), prior to or concurrently with the termination of this Agreement pursuant to Section 9.1(c)(ii) and (z) in the case of Section 9.3(b)(iii), substantially concurrently with the consummation of the Acquisition Proposal.

(c) Notwithstanding anything in this Agreement to the contrary, in the event that the Termination Fee becomes payable, then such payment shall be Terra REIT’s sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against Terra BDC and each of its respective Representatives in respect of this Agreement, any agreement executed in connection herewith, and the transactions contemplated hereby and thereby, including for any loss or damage suffered as a result of the termination of this Agreement, the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, or otherwise) or otherwise.

(d) Each of the Parties hereto acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other Parties would not enter into this Agreement. In the event that Terra BDC shall fail to pay the Termination Fee when due, Terra BDC shall reimburse Terra REIT for all reasonable costs and expenses actually incurred or accrued by Terra REIT (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.3. Further, if Terra BDC fails to timely pay any amount due pursuant to this Section 9.3, and, in order to obtain the payment, Terra REIT commences a suit which results in a judgment against Terra BDC for the payment set forth in this Section 9.3, Terra BDC shall pay to Terra REIT its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at a rate per annum equal to the prime rate of Citibank, N.A. in effect on the date such payment was required to be made through the date of payment. If payable, the Termination Fee shall not be payable more than once pursuant to this Agreement.

(e) In the event that the Termination Fee shall be payable, Terra BDC shall deposit into escrow an amount in cash equal to the Termination Fee with an escrow agent reasonably selected by Terra BDC, after reasonable consultation with Terra REIT, and pursuant to a written escrow agreement (the “Escrow Agreement”) reflecting the terms set forth in this Section 9.3(e) and otherwise reasonably acceptable to each of the Parties and the escrow agent. The payment or deposit into escrow of the Termination Fee pursuant to this Section 9.3(e) shall be made by Terra BDC promptly after receipt of notice from Terra REIT that the Escrow Agreement has been executed by the parties thereto. The Escrow Agreement shall provide that the Termination Fee in escrow or the applicable portion thereof shall be released to Terra REIT on an annual basis based upon the delivery by Terra REIT to the escrow agent of any one (or a combination) of the following:

(i) a letter from Terra REIT’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to Terra REIT without causing Terra REIT to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the applicable taxable year of Terra REIT determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(H) or 856(c)(3)(A)-(I) of the Code (such income, “Qualifying REIT Income”), in which case the escrow agent shall release to Terra REIT such maximum amount stated in the accountant’s letter;

(ii) a letter from Terra REIT’s counsel indicating that Terra REIT received a private letter ruling from the IRS holding that the receipt by Terra REIT of the Termination Fee would either constitute Qualifying REIT Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to Terra REIT the remainder of the Termination Fee; or

(iii) a letter from Terra REIT’s counsel indicating that Terra REIT has received a tax opinion from Terra REIT’s outside counsel or accountant, respectively, to the effect that the receipt by Terra REIT of the Termination Fee would either constitute Qualifying REIT Income or would be excluded from gross income within the meaning of Section 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to Terra REIT the remainder of the Termination Fee.

The Parties agree to cooperate in good faith to amend this Section 9.3(e) at the reasonable request of Terra REIT in order to (A) maximize the portion of the Termination Fee that may be distributed to Terra REIT hereunder without causing Terra REIT to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (B) improve Terra REIT’s chances of securing the favorable private letter ruling from the IRS described in this Section 9.3(e) or (C) assist Terra REIT in obtaining the favorable tax opinion from its outside counsel or accountant described in this Section 9.3(e). The Escrow Agreement shall provide that Terra REIT shall bear all costs and expenses under the Escrow Agreement. Terra BDC shall not be a party to the Escrow Agreement and shall not bear any liability, cost or expense resulting directly or indirectly from the Escrow Agreement (other than any Taxes of Terra BDC associated with the release of the funds to Terra BDC from the escrow). Terra REIT shall fully indemnify Terra BDC and hold Terra BDC harmless from and against any such liability, cost or expense.

ARTICLE 10

GENERAL PROVISIONS

Section 10.1 Nonsurvival of Representations and Warranties and Certain Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. The covenants to be performed prior to or at the Closing shall terminate at the Closing. This Section 10.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Effective Time.

Section 10.2 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the Parties by action taken or authorized by the by the Terra BDC Board (on the recommendation of the Terra BDC Special Committee) and the Terra REIT Board, respectively, at any time before or after receipt of the Stockholder Approvals and prior to the Effective Time; provided, that after the Stockholder Approvals have been obtained, there shall not be (x) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Terra BDC Common Stock, or which by applicable Law requires the further approval of the stockholders of Terra BDC without such further approval of such stockholders, or (y) any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

Section 10.3 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the Parties or sent by facsimile or e-mail of a pdf attachment (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a Party as shall be specified by like notice):

(a) if to Terra REIT to:

The Special Committee of the Board of Directors

Terra Property Trust, Inc.

550 Fifth Avenue, 6th Floor

New York, NY 10036

Attn: Roger Beless and Michael Evans

email: rbeless@streetlightsres.com

  Michael.evans@newportboardgroup.com

with a copy (which shall not constitute notice) to:

Alston & Bird LLP

90 Park Avenue, 15th Floor

New York, NY 10016

Attn: Michael J. Kessler, David E. Brown, Jr.

email: michael.kessler@alston.com, david.brown@alston.com

Fax: 212-210-9444

if to REIT Advisor to:

Terra REIT Advisors, LLC

550 Fifth Avenue, 6th Floor

New York, NY 10036

Attn: Vik Uppal

email: vik@mavikcapital.com

if to Terra BDC to:

The Special Committee of the Board of Directors

Terra Income Fund 6, Inc.

550 Fifth Avenue, 6th Floor

New York, NY 10036

Attn: Spencer Goldenberg

email: sgoldenberg@meninhospitality.com

with a copy (which shall not constitute notice) to:

Venable LLP

750 E. Pratt St., Suite 900

Baltimore, MD 21202

Attn: Sharon A. Kroupa, Christopher W. Pate

email: skroupa@venable.com, cwpate@venable.com

Fax: 410-244-7742

if to Terra BDC Advisor to:

Terra Income Advisors, LLC

550 Fifth Avenue, 6th Floor

New York, NY 10036

Attn: Vik Uppal

email: vik@mavikcapital.com

Section 10.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.5 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document form” (“pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.6 Entire Agreement; No Third-Party Beneficiaries This Agreement (including the Exhibits, the Schedules, the Terra BDC Disclosure Letter and the Terra REIT Disclosure Letter) and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement and, (b) except for the provisions of Article 3 (which, from and after the Effective Time, shall be for the benefit of holders of shares of Terra BDC Common Stock immediately prior to the Effective Time) and Section 7.7 (which, from and after the Effective Time shall be for the benefit of the Indemnified Parties), are not intended to confer upon any Person other than the Parties hereto any rights or remedies.

Section 10.7 Extension; Waiver. At any time prior to the Effective Time, the Parties (in the case of Terra BDC, upon the recommendation of the Terra BDC Special Committee, and in the case of Terra REIT, upon the recommendation of the Terra REIT Special Committee) may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 10.8 Governing Law; Jurisdiction; Venue.

(a) Except to the extent that the Laws of the State of Delaware are mandatorily applicable to the Merger, this Agreement, and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to its conflicts of laws principles (whether the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland).

(b) Any and all disputes arising out of or relating to this Agreement or the transactions contemplated hereby shall be heard and determined exclusively in any Maryland state or federal court exercising jurisdiction over the subject matter of such dispute(s). Each of the Parties hereby irrevocably and unconditionally (i) submits to the exclusive personal jurisdiction of any such Maryland state or federal court, for the purpose of any dispute arising out of or relating to this Agreement brought by any Party, (ii) agrees not to commence any such dispute except in such courts, (iii) agrees that any claim in respect of any such dispute may be heard and determined in any such Maryland state or federal court, (iv) waives, to the fullest extent it may legally and effectively do so, any objection to such court’s exercise of personal jurisdiction over the Party in any such dispute, (v) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such dispute, (vi) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such dispute and (vii) agrees, with respect to any Action filed in a Maryland state court, to jointly request an assignment to the Maryland Business and Technology Case Management Program. Each of the Parties agrees that a final judgment in any such dispute shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 10.3. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 10.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 10.10 Specific Performance. The Parties agree that irreparable harm would occur to the non-breaching party if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy in the event of a breach. It is accordingly agreed that, at any time prior to the termination of this Agreement pursuant to Article 9, each Party shall be entitled to an injunction or injunctions to prevent one or more breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which such Party is entitled at Law or in equity.

Section 10.11 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HEREBY AGREES THAT IT WILL NOT, IN CONNECTION WITH ANY SUIT, COMPLAINT, CLAIM, COUNTERCLAIM, THIRD-PARTY CLAIM, ANSWER, OR OTHER PLEADING OR PAPER ANCILLARY THERETO, DEMAND OR REQUEST A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, AND FURTHER AGREES THAT ANY SUCH DEMAND OR REQUEST WOULD BE VOID AB INITIO AND INVALID, REGARDLESS OF WHICH PARTY MAY HAVE INITIATED SUCH DEMAND OR REQUEST. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.11.

Section 10.12 Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

[Signatures Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective duly authorized officers, all as of the date first written above.

TERRA INCOME FUND 6, INC.

By:	/s/ Vikram Uppal
Name: Vikram Uppal
Title: Chief Executive Officer

TERRA INCOME ADVISORS, LLC ONLY FOR PURPOSES OF SECTION 4.22(B) AND SECTION 7.3

By:	/s/ Vikram Uppal
Name: Vikram Uppal
Title: Chief Executive Officer

[Signatures Continue on Next Page]

[Signature Page to the Agreement and Plan of Merger]

TERRA PROPERTY TRUST, INC.

By:	/s/ Vikram Uppal
Name: Vikram Uppal
Title: Chief Executive Officer

TERRA MERGER SUB, LLC

By:	Terra Property Trust, Inc., its sole member

By:	/s/ Vikram Uppal
Name: Vikram Uppal
Title: Chief Executive Officer

TERRA REIT ADVISORS, LLC ONLY FOR PURPOSES OF SECTION 5.21(B)

By:	/s/ Vikram Uppal
Name: Vikram Uppal
Title: Chief Executive Officer

[Signature Page to the Agreement and Plan of Merger]

EXHIBIT A

FORM OF TERMINATION AGREEMENT

This TERMINATION AGREEMENT is made and entered into as of May , 2022 (this “Termination Agreement”), by and between Terra Income Fund 6, Inc., a Maryland corporation (the “Company”), and Terra Income Advisors, LLC, a Delaware limited liability company (the “Advisor”). The Company and the Advisor are referred to in this Termination Agreement each as a “Party” and collectively as the “Parties.”

RECITALS:

WHEREAS, the Parties entered into that certain Investment Advisory and Administrative Services Agreement, dated September 22, 2021 (the “Advisory Agreement”);

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among Terra Property Trust, Inc., a Maryland corporation (“TPT”), the Company, Terra Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of TPT (“Merger Sub”), TPT Advisors LLC, a Delaware limited liability company, and the Advisor, the Company will merge with and into Merger Sub, with Merger Sub being the surviving entity (the “Merger”); and

WHEREAS, as a result of the foregoing, the Parties desire to terminate the Advisory Agreement and desire to enter into this Termination Agreement to terminate the Advisory Agreement, such termination to be effective as of the Effective Time.

NOW THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

TERMS AND CONDITIONS:

1. Defined Terms. Except as otherwise set forth herein, capitalized terms used herein, including the recitals set forth above, shall have the meanings assigned to them in the Merger Agreement.

2. Termination of Advisory Agreement. Effective upon the Effective Time, (a) the Advisory Agreement is hereby irrevocably terminated and (b) the Advisor hereby waives any claim or right it has or may have to any distribution, fee or payment, if any, that would otherwise be payable by or on behalf of the Company as a result of the Merger or the termination of the Advisory Agreement. The Parties hereby further agree that upon termination of the Advisory Agreement: (i) the Advisory Agreement shall have no further force or effect; and (ii) no Party shall have any right, duty, liability or obligation under the Advisory Agreement. In the event that the Merger Agreement is terminated in accordance with its terms, this Termination Agreement shall automatically terminate effective upon the termination of the Merger Agreement, shall have no force or effect and shall be deemed null and void ab initio.

3. Waiver of Notice Obligations. Each of the Parties hereby waives any and all notice obligations to the other Parties that may be set forth in the Advisory Agreement.

4. Payment of Fees. The Parties acknowledge that, effective as of the Effective Time, all fees, expenses, and any other amounts due and owing under the Advisory Agreement shall have been paid and that the Parties shall not be obligated to make further payments of any fees, expenses, or any other amounts under the Advisory Agreement.

5. Counterparts. This Termination Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument. The Parties agree that facsimile and electronically transmitted signatures shall be deemed originals.

6. Entire Agreement. This Termination Agreement contains the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter hereof. The express terms hereof control and supersede any course of performance, usage of the trade, or both inconsistent with any of the terms hereof. This Termination Agreement may not be modified or amended other than by an agreement in writing.

7. Severability. The provisions of this Termination Agreement are independent of and severable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

8. Governing Law. This Termination Agreement shall be construed and interpreted in accordance with the laws of the State of New York.

9. Successors and Assigns. This Termination Agreement shall inure to the benefit of and bind the respective successors and permitted assigns of the Parties. Nothing expressed or referred to in this Termination Agreement is intended or shall be construed to give any person other than the Parties to this Termination Agreement or their respective successors or permitted assigns any legal or equitable right, remedy, or claim under or in respect of this Termination Agreement or any provision contained herein, it being the intention of the Parties to this Termination Agreement that this Termination Agreement be for the sole and exclusive benefit of such Parties or such successors and permitted assigns and not for the benefit of any other person.

10. Conflict with Merger Agreement. This Termination Agreement is an agreement contemplated by, and executed pursuant to, the Merger Agreement. In the event of any conflict or inconsistency between the terms of the Merger Agreement and the terms hereof, the terms of this Termination Agreement will prevail.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Termination Agreement as of the Effective Date.

TERRA INCOME FUND 6, INC.

By:
Name:
Title:

TERRA INCOME ADVISORS, LLC

By:
Name:
Title:

EXHIBIT B

FORM ARTICLES OF AMENDMENT FOR

TERRA INCOME FUND 6, INC.

Terra Income Fund 6, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The charter of the Corporation (the “Charter”) is hereby amended by deleting the definitions of “Roll-Up Entity” and “Roll-Up Transaction” in Article IV of the Charter in their entirety.

SECOND: The Charter is hereby further amended by deleting the existing Article XIII (Roll-Up Transactions) of the Charter in its entirety.

THIRD: The foregoing amendments have been duly advised by the Board of Directors of the Corporation and approved by the stockholders of the Corporation as required by law.

FOURTH: The undersigned acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

-signature page follows-

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed in its name and on its behalf by its Chief Executive Officer and attested to by its Secretary on this      day of                 , 2022.

ATTEST:	TERRA INCOME FUND 6, INC.

By: (SEAL)
Name: Gregory M. Pinkus	Name: Vikram S. Uppal
Title: Secretary	Title: Chief Executive Officer

EXHIBIT C

FORM OF FIRST ARTICLES OF AMENDMENT TO

THE ARTICLES OF AMENDMENT AND RESTATEMENT OF

TERRA PROPERTY TRUST, INC.

Terra Property Trust, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “SDAT”) that:

FIRST: The Articles of Amendment and Restatement of the Corporation (the “Articles”) are hereby amended to provide that, immediately upon the acceptance of these First Articles of Amendment to the Articles for record (the “Effective Time”) by the SDAT, each share of Common Stock, $0.01 par value per share, of the Corporation which was issued and outstanding immediately prior to the Effective Time shall be changed into one issued and outstanding share of Class B Common Stock, $0.01 par value per share.

SECOND: The Articles are hereby further amended by deleting existing Section 6.1 of Article VI in its entirety and replacing it with a new Section 6.1 of Article VI to read as follows:

Section 6.1 Authorized Shares. The Corporation has authority to issue 950,000,000 shares of stock, consisting of 450,000,000 shares of Class A Common Stock, $0.01 par value per share (“Class A Common Stock”), 450,000,000 shares of Class B Common Stock, $0.01 par value per share (“Class B Common Stock,” together with the Class A Common Stock, the “Common Stock”), and 50,000,000 shares of Preferred Stock, $0.01 par value per share (“Preferred Stock”). The aggregate par value of all authorized shares of stock having par value is $9,500,000. If shares of one class of stock are classified or reclassified into shares of another class of stock pursuant to Section 6.2, 6.3 or 6.4 of this Article VI, the number of authorized shares of the former class shall be automatically decreased and the number of shares of the latter class shall be automatically increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of stock of all classes that the Corporation has authority to issue shall not be more than the total number of shares of stock set forth in the first sentence of this paragraph. The Board of Directors, with the approval of a majority of the entire Board and without any action by the stockholders of the Corporation, may amend the Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Corporation has authority to issue.

THIRD: The Articles are hereby further amended by deleting existing Section 6.2 of Article VI in its entirety and replacing it with a new Section 6.2 of Article VI to read as follows:

Section 6.2 Common Stock.

(a) Subject to the provisions of Article VII and except as may otherwise be specified in the Charter, each share of Common Stock shall entitle the holder thereof to one vote. Without limiting the foregoing, except as set forth in Section 6.2(b) below or in Article VII, (i) each share of Common Stock shall have identical preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption as each other share of Common Stock and all provisions of the Charter applicable to the Common Stock, including, without limitation, the provisions of this Article VI and Article VII, shall apply to each class of Common Stock, and (ii) the shares of Common Stock shall rank equally, share ratably and be identical in all respects as to all matters. The Board of Directors may reclassify any unissued shares of Common Stock from time to time into one or more classes or series of stock.

(b) On the date that is one hundred eighty (180) calendar days (or, if such date is not a business day, the next business day) after the date of initial listing of shares of Class A Common Stock for trading on a national securities exchange or such earlier date as shall be approved by the Board of Directors and set forth in a Certificate of Notice filed with the SDAT (as defined in Section 6.4) (the “First Conversion Date”), one-third of the issued and outstanding shares of Class B Common Stock shall automatically and without any action on the part of the holder thereof convert into an equal number of shares of Class A Common Stock. On the date that is three hundred sixty-five (365) calendar days (or, if such date is not a business day, the next business day) after the date of initial listing of shares of Class A Common Stock for trading on a national securities exchange or such earlier date following the First Conversion Date as shall be approved by the Board of Directors and set forth in a Certificate of Notice filed with the SDAT (the “Second Conversion Date”), one-half of the issued and outstanding shares of Class B Common Stock shall automatically and without any action on the part of the holder thereof convert into an equal number of shares of Class A Common Stock. On the date that is five hundred forty-five (545) calendar days (or, if such date is not a business day, the next business day) after the date of initial listing of shares of Class A Common Stock for trading on a national securities exchange or such earlier date following the Second Conversion Date as shall be approved by the Board of Directors and set forth in a Certificate of Notice filed with the SDAT, all of the issued and outstanding shares of Class B Common Stock shall automatically and without any action on the part of the holder thereof convert into an equal number of shares of Class A Common Stock.

FOURTH: The amendments to the Articles as set forth above have been duly advised by at least a majority of the Board of Directors and approved by the stockholders of the Corporation as required by law.

FIFTH: The total number of shares of stock that the Corporation had authority to issue immediately prior to the foregoing amendments was 500,000,000 shares of stock, consisting of 450,000,000 shares of Common Stock, $0.01 par value per share, and 50,000,000 shares of Preferred Stock, $0.01 par value per share. The aggregate par value of all authorized shares of stock having par value was $5,000,000.

SIXTH: The total number of shares of stock that the Corporation has authority to issue pursuant to the foregoing amendments is 950,000,000 shares of stock, consisting of 450,000,000 shares of Class A Common Stock, $0.01 par value per share, 450,000,000 shares of Class B Common Stock, $0.01 par value per share, and 50,000,000 shares of Preferred Stock, $0.01 par value per share. The aggregate par value of all authorized shares of stock having par value is $9,500,000.

SEVENTH: The undersigned acknowledges these First Articles of Amendment to the Articles to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

EIGHTH: Except as amended hereby, the rest and remainder of the Articles shall be and remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused these First Articles of Amendment to the Articles to be executed in its name and on its behalf by its Chief Executive Officer and attested to by its Chief Financial Officer, Treasurer and Secretary on this day of , 2022.

ATTEST:		TERRA PROPERTY TRUST, INC.

By:		By:
Name:	Gregory M. Pinkus	Name:	Vikram S. Uppal
Title:	Chief Financial Officer, Treasurer and Secretary	Title:	Chief Executive Officer

EXHIBIT D

VOTING SUPPORT AGREEMENT

This Voting Support Agreement (this “Agreement”) is made and entered into as of [●], 2022, among Terra JV, LLC, a Delaware limited liability company (“Terra JV”), Terra Offshore Funds REIT, LLC, a Delaware limited liability company (“Terra Offshore REIT” and, together with Terra JV, the “Stockholders”), and Terra Property Trust, Inc., a Maryland corporation (“Terra REIT”).

R E C I T A L S:

WHEREAS, Terra REIT, Terra Income Fund 6, Inc., a Maryland corporation (“Terra BDC”), Terra Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Terra REIT (“Merger Sub”), Terra Income Advisors, LLC, a Delaware limited liability company, and Terra REIT Advisors, LLC, a Delaware limited liability company (“REIT Advisor”), have entered into an Agreement and Plan of Merger, dated as of [●], 2022 (the “Merger Agreement”), providing for the merger of Terra BDC with and into Merger Sub (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement;

WHEREAS, the Merger Agreement provides that the Terra REIT Board shall take or cause to be taken such action as may be necessary, in each case, to be effective as of the Effective Time, to increase the number of directors comprising the Terra REIT Board to six (6) and to cause certain individuals designated by Terra BDC (the “Terra BDC Designees”) to be elected to the Terra REIT Board effective as of the Effective Time;

WHEREAS, as of the date hereof, the Stockholders are the record owners of all of the issued and outstanding shares of Terra REIT Common Stock (such shares of Terra REIT Common Stock or, as the context requires, the shares of Terra REIT Class B Common Stock into which such shares of Terra REIT Common Stock shall be changed pursuant to the Terra REIT Charter Amendment, the “Owned Shares”); and

WHEREAS, the Merger Agreement further provides that the obligations of Terra BDC to effect the Merger and to consummate the other transactions contemplated by the Merger Agreement are subject to the execution and delivery by the Stockholders and Terra REIT of this Agreement;

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

AGREEMENT TO VOTE

Section 1.01 Agreement to Vote. Each of the Stockholders hereby agrees that, during the time this Agreement is in effect, at any meeting of stockholders of Terra REIT called for the purpose of electing directors (a “Terra REIT Stockholder Meeting”) or any postponement or adjournment thereof (or by any consent in writing or by electronic transmission in lieu of any such Terra REIT Stockholder Meeting), such Stockholder shall be present (in person or by proxy) and cast (or cause to be cast) all votes entitled to be cast by it in favor of the election of the Terra BDC Designees.

Section 1.02 Inconsistent Agreements. Each of the Stockholders hereby covenants and agrees that, except for this Agreement and, in the case of Terra JV, the Amended and Restated Voting Agreement, dated as of March 2, 2020, among Terra Secured Income Fund 5, LLC, a Delaware limited liability company, Terra REIT,

Terra JV and REIT Advisor (the “2020 Voting Agreement”), it (a) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Owned Shares of such Stockholder and (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to the Owned Shares of such Stockholder.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.01 Stockholder Representations and Warranties. Each of the Stockholders hereby represents and warrants to Terra REIT as follows:

(a) Such Stockholder has full legal right and capacity to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly executed and delivered by such Stockholder and the execution, delivery and performance of this Agreement by such Stockholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder and no other actions or proceedings on the part of such Stockholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

(c) Assuming due execution and delivery by Terra REIT, this Agreement constitutes the valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms.

(d) The execution and delivery of this Agreement by such Stockholder do not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, (i) require such Stockholder to obtain the consent or approval of, or make any filing with or notification to, any governmental or regulatory authority, domestic or foreign, (ii) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on such Stockholder or its properties and assets, (iii) conflict with or violate any organizational document or law, rule, regulation, order, judgment or decree applicable to such Stockholder or pursuant to which any of its or its affiliates’ respective properties or assets are bound or (iv) violate any other agreement to which such Stockholder or any of its affiliates is a party including, without limitation, any voting agreement, stockholders’ agreement, irrevocable proxy or voting trust. The Owned Shares of such Stockholder are not, with respect to the voting or transfer thereof, subject to any other agreement, including any voting agreement, stockholders’ agreement, irrevocable proxy or voting trust, except, in the case of the Owned Shares of Terra JV, the 2020 Voting Agreement.

(e) On the date hereof, the Owned Shares of such Stockholder are owned of record or beneficially by such Stockholder, constitute all of the shares of Terra REIT Common Stock owned of record or beneficially by such Stockholder and are free and clear of any proxy or voting restriction, claims, liens, encumbrances and security interests, except (if applicable) such encumbrances or other items that do not affect in any respect the ability of such Stockholder to perform such Stockholder’s obligations hereunder. As of the date hereof, such Stockholder has, and at any Terra REIT Stockholder Meeting during the time this Agreement is in effect or any postponement or adjournment thereof, such Stockholder will have, sole voting power with respect to all of the Owned Shares of such Stockholder.

(f) Such Stockholder understands and acknowledges that the obligations of Terra BDC to effect the Merger and to consummate the other transactions contemplated by the Merger Agreement are subject to the execution and delivery by such Stockholder of this Agreement.

Section 2.02 Terra REIT Representations and Warranties. Terra REIT hereby represents and warrants to each of the Stockholders as follows:

(a) Terra REIT has full legal right and capacity to execute and deliver this Agreement, to perform Terra REIT’s obligations hereunder and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly executed and delivered by Terra REIT and the execution, delivery and performance of this Agreement by Terra REIT and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Terra REIT and no other actions or proceedings on the part of Terra REIT are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

(c) Assuming due execution and delivery of this Agreement by each of the Stockholders, this Agreement constitutes the valid and binding agreement of Terra REIT, enforceable against Terra REIT in accordance with its terms.

(d) The execution and delivery of this Agreement by Terra REIT do not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, (i) require Terra REIT to obtain the consent or approval of, or make any filing with or notification to, any governmental or regulatory authority, domestic or foreign (except for filings with the Securities and Exchange Commission by Terra REIT), (ii) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on Terra REIT or its properties and assets, (iii) conflict with or violate any organizational document or law, rule, regulation, order, judgment or decree applicable to Terra REIT or pursuant to which any of its or its affiliates’ respective properties or assets are bound or (iv) violate any other material agreement to which Terra REIT or any of its affiliates is a party.

ARTICLE III

COVENANTS

Section 3.01 Stockholder Covenants. Each of the Stockholders hereby covenants and agrees with Terra REIT as follows:

(a) Such Stockholder agrees, during the time this Agreement is in effect, not to take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have or would reasonably be expected to have the effect of preventing, impeding or interfering with or adversely affecting the performance by such Stockholder of its obligations under this Agreement.

(b) Such Stockholder agrees to permit Terra REIT to publish and disclose in any filings with the Securities and Exchange Commission the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement.

(c) From time to time, at the request of Terra REIT and without further consideration, such Stockholder shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement.

ARTICLE IV

TERMINATION

Section 4.01 Termination of Agreement. This Agreement shall terminate upon the earlier to occur of (a) the first anniversary of the Closing Date, (b) the Terra REIT Class B Common Stock Distributions or (c) an

amendment and restatement of the Terra REIT Advisory Agreement approved by the Terra REIT Board, including the Terra BDC Designees, in connection with a listing and initial public offering of shares of Class A Common Stock, par value $0.01 per share, of Terra REIT.

Section 4.02 Effect of Termination. In the event of termination of this Agreement pursuant to Section 4.01, this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however, no such termination shall relieve any party hereto from any liability for any breach of this Agreement occurring prior to such termination or any obligations under.

ARTICLE V

MISCELLANEOUS

Section 5.01 Expenses. Except as otherwise may be agreed in writing, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such costs, fees and expenses.

Section 5.02 Entire Agreement; Third-Party Beneficiaries; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. The provisions of this Agreement are intended to be for the express benefit of, and shall be enforceable by, each Terra BDC Designee (each of which is an intended third party beneficiary of this Agreement), his or her heirs and his or her personal representatives and shall be binding on all successors and assigns of the Stockholders and Terra REIT. Except as provided in the foregoing sentence, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement shall not be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

Section 5.03 Notices. All notices or other communications to the parties hereunder shall be deemed to have been duly given and made if in writing and if delivered personally, sent by overnight courier (providing proof of delivery) to such parties or sent by facsimile or e mail of a pdf attachment (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

To Terra REIT:

Terra Property Trust, Inc.

550 Fifth Avenue, 6th Floor

New York, New York 10036

To Terra JV:

Terra JV, LLC

550 Fifth Avenue, 6th Floor

New York, New York 10036

To Terra Offshore REIT:

Terra Offshore Funds REIT, LLC

550 Fifth Avenue, 6th Floor

New York, New York 10036

Section 5.04 Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (a) in the case of an amendment, by Terra REIT and the Stockholders, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Notwithstanding the foregoing, no provision of this Agreement may be amended or waived in a manner that is adverse to any Terra BDC Designee (including his or her successors, assigns and heirs) without the prior written consent of such Terra BDC Designee (including such successors, assigns and heirs) affected thereby.

Section 5.05 Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland applicable to contracts made and performed entirely within such state, without giving effect to its principles of conflicts of laws. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Maryland. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum and agrees, with respect to any suit, action or proceeding filed in a Maryland state court, to jointly request an assignment to the Maryland Business and Technology Case Management Program.

SECTION 5.06 WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION, DIRECTLY OR INDIRECTLY, ARISING OUT OF, OR RELATING TO, THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.06.

Section 5.07 Specific Performance. Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that Terra REIT and the Terra BDC Designees would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by a Stockholder of any covenant or obligation contained in this Agreement, in addition to any other remedy to which Terra REIT or any of the Terra BDC Designees may be entitled (including monetary damages), Terra REIT and each of the Terra BDC Designees shall be entitled to injunctive relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof. Each Stockholder further agrees that neither Terra REIT nor any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.07, and such Stockholder irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 5.08 Counterparts. This Agreement may be executed by facsimile and in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same Agreement.

Section 5.09 Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 5.10 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Terra REIT any direct or indirect ownership or incidence of ownership of or with respect to any Owned Shares. All rights, ownership and economic benefits of and relating to the Owned Shares of a Stockholder shall remain vested in and belong to such Stockholder, and Terra REIT shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of such Stockholder or exercise any power or authority to direct such Stockholder in the voting of any of the Owned Shares, except as otherwise provided herein.

[Signature Pages to Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

TERRA JV, LLC

By:
Name:
Title:

TERRA OFFSHORE FUNDS REIT, LLC

By:
Name:
Title:

TERRA PROPERTY TRUST, INC.

By:
Name:
Title:

Annex B

ARTICLES OF AMENDMENT FOR

TERRA INCOME FUND 6, INC.

Terra Income Fund 6, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The charter of the Corporation (the “Charter”) is hereby amended by deleting the definitions of “Roll-Up Entity” and “Roll-Up Transaction” in Article IV of the Charter in their entirety.

SECOND: The Charter is hereby further amended by deleting the existing Article XIII (Roll-Up Transactions) of the Charter in its entirety.

THIRD: The foregoing amendments have been duly advised by the Board of Directors of the Corporation and approved by the stockholders of the Corporation as required by law.

FOURTH: The undersigned acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

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B-1

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed in its name and on its behalf by its Chief Executive Officer and attested to by its Secretary on this              day of                         , 2022.

ATTEST:	TERRA INCOME FUND 6, INC. By: (seal)
Name: Gregory M. Pinkus Title: Secretary	Name: Vikram S. Uppal Title: Chief Executive Officer

B-2

Annex C

Robert A. Stanger & Company, Inc. 1129 Broad Street, Suite 201 Shrewsbury, New Jersey 07702 732-389-3600

The Special Committee of

the Board of Directors of

Terra Income Fund 6, Inc.

550 Fifth Avenue, 6th Floor

New York, NY 10036

Ladies and Gentlemen:

Robert A. Stanger & Co., Inc. (“Stanger”) has been advised that Terra Income Fund 6, Inc. (“Terra BDC” or the “Company”) is contemplating entering into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Terra BDC, Terra Property Trust, Inc. (“Terra REIT”), Terra Merger Sub, LLC (“Merger Sub”), a wholly owned subsidiary of Terra REIT, Terra Income Advisors, LLC (“Terra BDC Advisor”) and Terra REIT Advisors, LLC (“REIT Advisor”). The Company, Terra REIT, Merger Sub, Terra BDC Advisor and REIT Advisor are referred to collectively as the “Parties”. Pursuant to the Merger Agreement, Terra BDC will be merged with and into Merger Sub, with Merger Sub being the surviving entity of the merger with Terra REIT (the “Transaction”).

We have been advised that in connection with the Transaction each share of common stock, $0.001 par value per share, of Terra BDC (the “Terra BDC Common Stock”) issued and outstanding immediately prior to the Transaction will be converted into the right to receive 0.595 (the “Exchange Ratio”) shares of Class B common stock of Terra REIT, $0.01 par value per share (the “Terra REIT Common Stock”). The Terra REIT Common Stock to be conveyed pursuant to the Exchange Ratio to the stockholders of Terra BDC Common Stock is the consideration (the “Merger Consideration”) in the Transaction.

We have been advised that, upon execution of the Merger Agreement by the Parties, Terra BDC and Terra BDC Advisor contemplate entering into a termination agreement (the “Termination Agreement”) whereby the Investment Advisory and Administrative Services Agreement, dated September 22, 2021, by and among Terra BDC and Terra BDC Advisor, as amended, would terminate upon the effective time of the Transaction.

The special committee (the “Special Committee”) of the board of directors of Terra BDC (the “Board of Directors”) has requested that Stanger provide to the Special Committee its opinion (the “Opinion”) as to the fairness, from a financial point of view, to the holders of shares of Terra BDC Common Stock in the Transaction of the Merger Consideration to be received in connection with the Transaction.

Stanger, founded in 1978, has provided information, research, financial advisory and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The financial advisory activities of Stanger include strategic planning, mergers and acquisitions, advisory and fairness opinion services, asset and securities valuations, industry and company analysis, and litigation support and expert witness services in connection with both publicly registered and privately placed securities transactions.

Stanger, as part of its financial advisory business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, and reorganizations and for estate, tax, corporate and other purposes. In particular, Stanger’s valuation practice principally involves real estate investment trusts and partnerships, and the securities issued by and the assets owned through such entities including, but not limited to, real properties and property interests.

In the course of our review to render this opinion, we have, among other things:

•	Reviewed a draft copy of the Merger Agreement which Terra BDC has indicated to be in substantially the form intended to be entered into by the Parties;

•	Reviewed a draft copy of the Termination Agreement which Terra BDC has indicated to be in substantially the form intended to be entered into by Terra BDC;

•	Reviewed a draft copy of the Voting Support Agreement which Terra BDC has indicated to be in substantially the form intended to be entered into by the Parties;

•	Reviewed Terra BDC and Terra REIT financial statements for the years ended December 31, 2021 contained on Form 10-K filed with the Securities and Exchange Commission (“SEC”);

•	Reviewed historical and budgeted entity level financial statements;

•	Reviewed the organizational documents of Terra BDC and Terra REIT;

•

Reviewed the terms of each Terra BDC and Terra REIT loan and preferred equity investment including origination date, loan balance, maturity, interest rate, any exit fee or extension fees and the prepayment penalty (the “Terra Loan and Preferred Equity Investments”);

•

Reviewed the terms of Terra REIT’s equity investments and interest in Mavik RESOF LP interests (the “Terra REIT Equity Investments” and with the Terra Loan and Preferred Equity Investments, the “Terra Investments”);

•	Reviewed the terms of loans senior to the Terra Investments;

•	Reviewed the collateral underlying the Terra Investments;

•	Reviewed market data for loans / preferred equity investments similar to the Terra Investments;

•

Estimated a market interest rate for each of the Terra Loan and Preferred Equity Investments after observing loan-to-value, debt service coverage, debt yield as well as property specific attributes such as property type and location and operating status (development, lease-up, stabilized, etc.);

•

Estimated a market value range for each of the Terra Loan and Preferred Equity Investments based upon the anticipated payments over the remaining loan and projected investment term and discounting such payments to a present value at a discount rate range equal to the current estimated market interest rate or yield on similar investments;

•	Estimated a value range for each of the Terra REIT Equity Investments via a discounted cash flow analysis or direct capitalization analysis, as appropriate;

•	Reviewed the terms of the debt outstanding for each of Terra BDC and Terra REIT;

•	Reviewed such other documents and analysis as deemed appropriate; and

•	Conducted such other analyses as we deemed appropriate.

In conducting our review and in rendering this fairness opinion, we have assumed with your consent that the Merger Agreement will not, when executed, differ in any material respect from the draft thereof which we have reviewed and that the Transaction will be consummated in accordance with the terms of the Merger Agreement. In rendering this opinion, we have been advised that we may rely upon, and therefore have relied upon and assumed, without independent verification, the accuracy and completeness in all material respects of all financial and other information furnished or otherwise communicated to us by the Parties. We have not performed an independent appraisal of the assets and liabilities of the Company (other than Stanger’s previously provided loan valuations for the Company in connection with financial reporting requirements, most recently as of September 30, 2021) or Terra REIT, or engineering, structural or environmental studies of the real estate assets of the Terra REIT Equity Investments and we have relied upon the representations of the Company and Terra REIT and their representatives and advisors regarding the physical condition and capital expenditure requirements of the collateral for the Terra Loan and Preferred Equity Investments and the real estate assets of the Terra REIT Equity Investments. We have also relied on the assurance of the Parties that any pro forma financial statements, projections, budgets, tax estimates, value estimates or adjustments, or terms of the Transaction provided or communicated to us were reasonably prepared on bases consistent with actual historical experience and reflect the best currently available estimates and good faith judgments; that no material change has occurred in the value of the assets and liabilities of the Company and Terra REIT or the information reviewed between the date such information was provided and the date of this letter; and that the Parties are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading in any material respect.

We have not been engaged to, and therefore did not: (i) appraise the assets or liabilities of the Company (other than as noted above) or Terra REIT; (ii) make any recommendation to the Company with respect to whether or not to adopt the Merger Agreement or the impact, tax or otherwise, of adopting the Merger Agreement; (iii) select the method of determining the type or amount of Merger Consideration to be paid in the Transaction; (iv) express any opinion as to (a) the business decision to pursue the Transaction or alternatives to the Transaction; (b) the amount or allocation of expenses relating to the Transaction; (c) any legal, consent, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals; or (d) any other terms of the Transaction other than the fairness, from a financial point of view, to the Company of the Merger Consideration to be received by the Company pursuant to the Merger Agreement; or (v) opine as to the fairness of the amount or the nature of any compensation or consideration to any officers, directors, or employees of any of the Parties, or any class of such persons, relative to the compensation or consideration to the stockholders of Company common stock in the Transaction other than the Merger Consideration.

Our opinion is based on business, economic, real estate and securities markets, and other conditions as they existed and could be evaluated on the date of this letter and addresses the Merger Consideration to be received by the Company as of the date hereof. Events occurring after that date may materially affect the assumptions used in preparing this opinion.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that as of the date of this letter the Merger Consideration to be received by the holders of shares of Terra BDC Common Stock is fair, from a financial point of view, to the holders of Terra BDC Common Stock.

This opinion, the issuance of which has been approved by our Opinion Committee, is for the exclusive use and benefit of the Special Committee, although it may be relied upon by the entire Board of Directors. This opinion is not intended to be and does not constitute a recommendation to the Special Committee or the Board of Directors of the Company to enter into the Merger Agreement.

Stanger has been paid fees in connection with this opinion, none of which are contingent upon our findings with respect to fairness. The Company has also agreed to pay certain expenses and indemnify us against certain liabilities in connection with our engagement and the services rendered with respect to this opinion. During the past two years the Company has engaged Stanger to provide financial advisory and valuation services in connection with financial reporting requirements for which we have received usual and customary consideration.

In connection with this Transaction we served as financial advisor to the Special Committee. We were and are expected to be paid usual and customary compensation in connection with those services.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. We have advised the Special Committee and the Board of Directors of the Company that our entire analysis must be considered as a whole and that selecting portions of our analysis and the factors considered by us, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying this opinion.

Yours truly,

Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

May 2, 2022

Annex D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2021

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 001-40496

Terra Property Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland	81-0963486
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

550 Fifth Avenue, 6th Floor

New York, New York 10036

(Address of principal executive offices)

(212) 753-5100

(Registrant’s telephone number, including area code)

Securities registered pursuant to section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
6.00% Notes due 2026	TPTA	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Securities Exchange Act of 1934:

Common Stock $0.01 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of March 11, 2022, the registrant had 19,487,460 shares of common stock, $0.01 par value, outstanding. No market value has been computed based upon the fact that no active trading market had been established as of the date of this document.

Documents Incorporated by Reference

None.

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CERTAIN DEFINITIONS

Except as otherwise specified herein, the terms: “we,” “us,” “our,” “our company” and the “company” refer to Terra Property Trust, Inc., a Maryland corporation, together with its subsidiaries. Additionally, the following defined terms are used in this Annual Report on Form 10-K.

•	“Terra Capital Advisors” refers to Terra Capital Advisors, LLC, a subsidiary of Terra Capital Partners;

•	“Terra Capital Advisors 2” refers to Terra Capital Advisors 2, LLC, an subsidiary of Terra Capital Advisors;

•	“Terra Capital Partners” refers to Terra Capital Partners, LLC, our sponsor;

•

“Terra Fund 1” refers to Terra Secured Income Fund, LLC; “Terra Fund 2” refers to Terra Secured Income Fund 2, LLC; “Terra Fund 3” refers to Terra Secured Income Fund 3, LLC; “Terra JV” refers to Terra JV, LLC (formerly known as Terra Secured Income Fund 4, LLC or Terra Fund 4); “Terra Fund 5” refers to Terra Secured Income Fund 5, LLC; “Fund 5 International” refers to Terra Secured Income Fund 5 International; “TIFI” refers to Terra Income Fund International; “Terra Fund 6” refers to Terra Income Fund 6, Inc.; “Terra Offshore REIT” refers to Terra Offshore Funds REIT, LLC; “Terra Fund 7” refers to Terra Secured Income Fund 7, LLC; “Terra Property Trust 2” refers to Terra Property Trust 2, Inc., formerly a subsidiary of Terra Fund 7; “RESOF” refers to Mavik Real Estate Special Opportunities Fund, L.P. (formerly known as Terra Real Estate Credit Opportunities Fund, L.P.); “RESOF REIT” refers to Mavik Real Estate Special Opportunities Fund REIT, LLC (formerly known as Terra Real Estate Credit Opportunities Fund REIT, LLC), a subsidiary of RESOF;

•	“Terra Fund Advisors” refers to Terra Fund Advisors, LLC, an affiliate of Terra Capital Partners, and the manager of Terra Fund 5;

•	“Terra Funds” refer to Terra Fund 1, Terra Fund 2, Terra Fund 3, Terra Fund 4 and Terra Fund 5, collectively;

•	“Terra Income Advisors” refers to Terra Income Advisors, LLC, an affiliate of Terra Capital Partners;

•	“Terra Income Advisors 2” refers to Terra Income Advisors 2, LLC, an affiliate of Terra Capital Partners; and

•	“Terra REIT Advisors” or our “Manager” refers to Terra REIT Advisors, LLC, a subsidiary of Terra Capital Partners and our external manager.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this Annual Report on Form 10-K within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For these statements, we claim the protections of the safe harbor for forward-looking statements contained in such Sections. The forward-looking statements contained in this Annual Report on Form 10-K may include, but are not limited to, statements as to:

•	our expected financial performance, operating results and our ability to make distributions to our stockholders in the future;

•

the potential negative impacts of a novel coronavirus (“COVID-19”) on the global economy and the impacts of COVID-19 on our financial condition, results of operations, liquidity and capital resources and business operations;

•	actions that may be taken by governmental authorities to contain the COVID-19 outbreak or to treat its impact;

D-ii

•	the availability of attractive risk-adjusted investment opportunities in our target asset class and other real estate-related investments that satisfy our objectives and strategies;

•	the origination or acquisition of our targeted assets, including the timing of originations or acquisitions;

•	volatility in our industry, interest rates and spreads, the debt or equity markets, the general economy or the real estate market specifically, whether the results of market events or otherwise;

•	changes in our investment objectives and business strategy;

•	the availability of financing on acceptable terms or at all;

•	the performance and financial condition of our borrowers;

•	changes in interest rates and the market value of our assets;

•	borrower defaults or decreased recovery rates from our borrowers;

•	changes in prepayment rates on our loans;

•	our use of financial leverage;

•

actual and potential conflicts of interest with any of the following affiliated entities: Terra Income Advisors; our Manager; Terra Capital Partners; Terra Fund 6; Terra Fund 7, Terra 5 International, TIFI, Terra Offshore REIT, RESOF; or any of their affiliates;

•	our dependence on our Manager or its affiliates and the availability of its senior management team and other personnel;

•

liquidity transactions that may be available to us in the future, including a liquidation of our assets, a sale of our company or an initial public offering and listing of our shares of common stock on a national securities exchange, and the timing of any such transactions;

•

actions and initiatives of the U.S., federal, state and local government and changes to the U.S. federal, state and local government policies and the execution and impact of these actions, initiatives and policies;

•

limitations imposed on our business and our ability to satisfy complex rules in order for us to maintain our exclusion or exemption from registration under the Investment Company Act of 1940, as amended (the “1940 Act”), and to maintain our qualification as a real estate investment trust (“REIT”) for U.S. federal income tax purposes; and

•	the degree and nature of our competition.

In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this Annual Report on Form 10-K involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Part I — Item 1A. Risk Factors” in this Annual Report on Form 10-K. Other factors that could cause actual results to differ materially include:

•	changes in the economy;

•	risks associated with possible disruption in our operations or the economy generally due to terrorism or natural disasters; and

•	future changes in laws or regulations and conditions in our operating areas.

We have based the forward-looking statements included in this Annual Report on Form 10-K on information available to us on the date of this Annual Report on Form 10-K. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a

D-iii

result of new information, future events or otherwise. Stockholders are advised to consult any additional disclosures that we may make directly to stockholders or through reports that we may file in the future with the Securities and Exchange Commission (the “SEC”), including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

RISK FACTOR SUMMARY

We are subject to numerous risks and uncertainties (many of which may be amplified by the COVID-19 pandemic), that could cause our actual results and future events to differ materially from those set forth or contemplated in our forward-looking statements, including those summarized below. The following list of risks and uncertainties is only a summary of some of the most important factors and is not intended to be exhaustive. This risk factor summary should be read together with the more detailed discussion of risks and uncertainties set forth under “Risk Factors.”

Risks Related to Owning Our Common Stock

•

There is no public market for our common stock and a market may never develop, which could cause our common stock to trade at a discount and make it difficult for holders of our common stock to sell their shares.

•	Common stock and preferred stock eligible for future sale may have adverse effects on our share price.

•

Our principal stockholders, which are currently controlled by affiliates of our Manager, own a significant amount of our outstanding shares of common stock, which is sufficient to approve or veto most corporate actions requiring a vote of our stockholders.

Risks Related to Our Business

•

Changes in national, regional or local economic, demographic or real estate market conditions may adversely affect our results of operations, our financial position, the value of our assets and our cash flows.

•	The lack of liquidity of our assets may adversely affect our business, including our ability to value and sell our assets.

•	Our investments are selected by our Manager and our investors will not have input into investment decisions.

•	If our Manager underestimates the borrower’s credit analysis or originates loans by using an exception to its loan underwriting guidelines, we may experience losses.

•

Changes in interest rates could adversely affect the demand for our target loans, the value of our loans, commercial mortgage-backed securities (“CMBS”) and other real-estate debt or equity assets and the availability and yield on our targeted assets.

•	New entrants in the market for commercial loan originations and acquisitions could adversely impact our ability to originate and acquire real estate-related loans at attractive risk-adjusted returns.

•

Our loan portfolio may at times be concentrated in certain property types or secured by properties concentrated in a limited number of geographic areas, which increases our exposure to economic downturn with respect to those property types or geographic locations.

•	The mezzanine loans, preferred equity and other subordinated loans in which we invest involve greater risks of loss than senior loans secured by income-producing commercial properties.

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Risks Related to Regulation

•	Maintenance of our 1940 Act exclusion imposes limits on our operations.

Risks Related to Our Management and Our Relationship With Our Manager

•	We rely entirely on the management team and employees of our Manager for our day-to-day operations.

•	We face certain conflicts of interest with respect to our operations and our relationship with our Manager and its affiliates.

•	The compensation that our Manager receives was not determined on an arm’s-length basis and therefore may not be on the same terms as we could achieve from a third-party.

•

Our Manager and its affiliates have limited prior experience operating a REIT and therefore may have difficulty in successfully and profitably operating our business or complying with regulatory requirements, including REIT provisions of the Internal Revenue Code of 1986, as amended (the “Code”), which may hinder their ability to achieve our objectives or result in loss of our qualification as a REIT.

Risks Related to Financing and Hedging

•

Our inability to access funding could have a material adverse effect on our results of operations, financial condition and business. We may rely on short-term financing and thus are especially exposed to changes in the availability of financing.

•	We may enter into hedging transactions that could expose us to contingent liabilities in the future and adversely impact our financial condition.

Risks Related to Our Organization and Structure

•	Rapid changes in the values of our assets may make it more difficult for us to maintain our qualification as a REIT or our exclusion from the 1940 Act.

Risks Related to Our Qualification as a REIT

•

Our failure to qualify or remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for principal and interest payments on the notes.

•	REIT distribution requirements could adversely affect our ability to execute our business plan and may require us to incur debt or sell assets to make such distributions.

•	Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flow.

•	Complying with the REIT requirements may force us to liquidate or forego otherwise attractive investments.

D-v

PART I

Item 1. Business.

Overview

We are a real estate credit focused company that originates, structures, funds and manages commercial real estate credit investments, including mezzanine loans, first mortgage loans, subordinated mortgage loans and preferred equity investments throughout the United States, which we collectively refer to as our targeted assets. Our loans finance the acquisition, construction, development or redevelopment of quality commercial real estate in the United States. We focus on the origination of middle market loans in the approximately $10 million to $50 million range, to finance properties primarily in primary and secondary markets. We believe loans in this size range are subject to less competition, offer higher risk adjusted returns than larger loans with similar risk metrics and facilitate portfolio diversification. Our investment objective is to provide attractive risk-adjusted returns to our stockholders, primarily through regular distributions. There can be no assurances that we will be successful in meeting our investment objective.

Each of our loans was originated by Terra Capital Partners or its affiliates. Our portfolio is diversified based on location of the underlying properties, loan structure and property type. As of December 31, 2021, our portfolio included underlying properties located in 21 markets, across nine states and includes property types such as multifamily housing, hotels, student housing, commercial offices, medical offices, mixed-use and industrial properties. The profile of these properties ranges from stabilized and value-added properties to pre-development and construction. Our loans are structured across mezzanine debt, first mortgages, preferred equity investments and credit facilities.

We believe that compelling opportunities for us will emerge as a result of the economic downturn caused by the ongoing COVID-19 pandemic. While the COVID-19 pandemic has had a demonstrable effect on employment, the economy and the public’s morale, its impact on property values has yet to be fully realized because property values are the result of slow moving forces, including consumer behavior, supply and demand for space, availability and pricing of mortgage financing and investor demand. As these factors become clear and commercial real estate is repriced accordingly, we believe there will be abundant opportunities available to experienced alternative lenders like us to provide financing for property acquisition, refinancing, development and redevelopment on attractive terms that reflect the new realities of the economy.

We were incorporated under the general corporation laws of the State of Maryland on December 31, 2015. Through December 31, 2015, our business was conducted through a series of predecessor private partnerships. At the beginning of 2016, we completed the merger of these private partnerships into a single entity as part of our plan to reorganize our business as a REIT for federal income tax purposes (the “REIT formation transaction”). Following the REIT formation transaction, Terra Fund 5 contributed the consolidated portfolio of net assets of the Terra Funds to us in exchange for all of the shares of common stock of our company.

On March 1, 2020, Terra Property Trust 2 merged with and into our company, and we continued as the surviving corporation (the “Merger”). In connection with the Merger, we issued 2,116,785.76 shares of our common stock to Terra Fund 7, the sole stockholder of Terra Property Trust 2, in exchange for the settlement of $17.7 million of participation interests in loans held by us, cash of $16.9 million and other working capital. Subsequent to the Merger, Terra Fund 5 and Terra Fund 7 contributed their shares of our common stock to Terra JV in exchange for ownership interest in Terra JV. In addition, on March 2, 2020, we issued 2,457,684.59 shares of our common stock to Terra Offshore REIT in exchange for the settlement of $32.1 million of participation interests in loans also held by us, $8.6 million in cash and other net working capital (“Issuance of Common Stock to Terra Offshore REIT”). As of December 31, 2021, Terra JV held 87.4% of the issued and outstanding shares of our common stock with the remainder held by Terra Offshore REIT; and Terra Fund 5 and Terra Fund 7 owned an 87.6% and 12.4% interest, respectively, in Terra JV.

As previously disclosed, we continue to explore alternative liquidity transactions on an opportunistic basis to maximize stockholder value. Examples of the alternative liquidity transactions that, depending on market conditions, may be available to us include a listing of our shares of common stock on a national securities exchange, adoption of a share repurchase plan, a liquidation of our assets, a sale of our company or a strategic business combination, in each case, which may include the in-kind distribution of our shares of common stock indirectly owned by certain Terra Funds to the ultimate investors in the Terra Funds. We may pursue such a liquidity transaction as early as 2022, but we cannot provide any assurance that any alternative liquidity transaction will be available to us or, if available, that we will pursue or be successful in completing any such alternative liquidity transaction.

We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2016. So long as we qualify as a REIT, we generally are not subject to U.S. federal income tax on our net taxable income to the extent that we annually distribute all of our net taxable income to our stockholders.

Our Manager, MAVIK Capital Management, LP and Terra Capital Partners

We are externally managed by our Manager, which is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”), and is a subsidiary of Terra Capital Partners.

On April 1, 2021, MAVIK Capital Management, LP (“Mavik”), an entity controlled by Vikram S. Uppal, our Chief Executive Officer, completed a series of related transactions that resulted in all of the outstanding interests in Terra Capital Partners being acquired by Mavik for a combination of cash and interests in Mavik (the “Recapitalization”). As part of the Recapitalization, a private fund managed by a division of a publicly-traded alternative asset manager, acquired a passive interest consisting of “non-voting securities,” as that term is defined under the 1940 Act, in Mavik.

Terra Capital Partners is led by Vikram S. Uppal (Chief Executive Officer), Gregory M. Pinkus (Chief Financial Officer) and Daniel Cooperman (Chief Originations Officer). Mr. Uppal was a Partner of Axar Capital Management L.P. (“Axar Capital Management”) and its Head of Real Estate. Prior to Axar Capital Management, Mr. Uppal was a Managing Director on the Investment Team at Fortress Investment Group’s Credit and Real Estate Funds and Co-Head of North American Real Estate Investments at Mount Kellett Capital Management. Members of the Terra Capital Partners management team have broad based, long-term relationships with major financial institutions, property owners and commercial real estate service providers. The entire senior management team has held leadership roles at many top international real estate and investment banking firms, including Mount Kellett Capital Management and Fortress Investment Group.

Terra Capital Partners is a real estate credit focused investment manager based in New York City with a 19-year track record focused primarily on the origination and management of mezzanine loans, as well as first mortgage loans, bridge loans, and preferred equity investments in all major property types through multiple public and private pooled investment vehicles. Since its formation in 2001 and its commencement of operations in 2002, Terra Capital Partners has been engaged in providing financing on commercial properties of all major property types throughout the United States. In the lead up to the global financial crisis in 2007, believing that the risks associated with commercial real estate markets had grown out of proportion to the potential returns from such markets, Terra Capital Partners sold 100% of its investment management interests prior to the global financial crisis. It was not until mid-2009, after its assessment that commercial mortgage markets would begin a period of stabilization and growth, that Terra Capital Partners began to sponsor new investment vehicles, which included the predecessor private partnerships, to again provide debt capital to commercial real estate markets. The financings provided by all vehicles managed by Terra Capital Partners from January 2004 through December 31, 2021 have been secured by approximately 13.9 million square feet of office properties, 3.7 million square feet of retail properties, 5.5 million square feet of industrial properties, 5,058 hotel rooms and 27,925 apartment units. The value of the properties underlying this capital was approximately $10.6 billion based on appraised values as of the closing dates of each financing. In addition to its extensive experience originating and managing debt financings, Terra Capital Partners and its affiliates owned and operated over six million square feet of office and industrial space between 2005 and 2007, and this operational experience further informs its robust origination and underwriting standards and enables our Manager to effectively operate property underlying a financing upon a foreclosure.

Our Investment Strategy

We focus on providing commercial real estate loans to creditworthy borrowers and seek to generate an attractive and consistent low volatility cash income stream. Our focus on originating debt and debt-like instruments emphasizes the payment of current returns to investors and the preservation of invested capital.

As part of our investment strategy, we:

•	target middle market loans of approximately $10 million to $50 million;

•	focus on the origination of new loans, not on the acquisition of loans originated by other lenders;

•	invest primarily in floating rate rather than fixed rate loans, but our Manager reserves the right to make debt investments that bear interest at a fixed rate;

•	originate loans expected to be repaid within one to five years;

•	maximize current income;

•	lend to creditworthy borrowers;

•	construct a portfolio that is diversified by property type, geographic location, tenancy and borrower;

•	source off-market transactions; and

•	hold loans until maturity unless, in our Manager’s judgment, market conditions warrant earlier disposition.

Our Financing Strategy

We have historically utilized only limited amounts of borrowings as part of our financing strategy. One of the reasons we completed the REIT formation transactions, as described under “—Overview,” is to expand our financing options, access to capital and capital flexibility in order to position us for future growth. We deploy moderate amounts of leverage as part of our operating strategy, which currently consists of unsecured notes payable, borrowings under first mortgage financings, a revolving line of credit, repurchase agreements and a term loan. We may in the future also deploy leverage through other credit facilities and senior notes and we may divide the loans we originate into senior and junior tranches and dispose of the more senior tranches as an additional means of providing financing to our business. In addition, we intend to match our use of floating rate leverage with floating rate investments.

As of December 31, 2021, we had outstanding indebtedness, consisting of borrowings under a mortgage loan of $32.0 million, unsecured notes payable of $85.1 million, the term loan of $93.8 million, a line of credit of $38.6 million and the repurchase agreement of $44.6 million. As of December 31, 2021, the amount remaining available under the line of credit and the repurchase agreement was $36.4 million and $150.4 million, respectively.

Additionally, as of December 31, 2021, we had obligations under participation agreements and secured borrowing with an aggregate outstanding principal amount of $76.6 million. However, we do not have direct liability to a participant under the participation agreements with respect to the underlying loan and the participants’ share of the investments is repayable only from the proceeds received from the related borrower/

issuer of the investments and, therefore, the participants also are subject to credit risk (i.e., risk of default by the underlying borrower/ issuer). With our larger size and enhanced access to capital and capital flexibility, our company expects to deemphasize our use of participation arrangements. For additional information concerning our indebtedness, see “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Annual Report on Form 10-K.

Targeted Assets

Real Estate-Related Loans

We originate, structure, fund and manage commercial real estate loans, including mezzanine loans, first mortgage loans, subordinated mortgage loans and preferred equity investments related to high-quality commercial real estate in the United States. We may also, to the extent consistent with our qualification as a REIT, acquire equity participations in the underlying collateral of some of such loans. We originate, structure and underwrite most, if not all, of our loans. We, in reliance on our Manager, use what we consider to be conservative underwriting criteria, and our underwriting process involves comprehensive financial, structural, operational and legal due diligence to assess the risks of financings so that we can optimize pricing and structuring. By originating, not purchasing, loans, we are able to structure and underwrite financings that satisfy our standards, utilize our proprietary documentation and establish a direct relationship with our borrower. Described below are some of the types of loans we own and seek to originate with respect to high-quality properties in the United States. We continue to see attractive lending opportunities, and we expect market conditions to remain favorable for our strategy for the foreseeable future.

Mezzanine Loans. These are loans secured by ownership interests in an entity that owns commercial real estate and that generally finance the acquisition, refinancing, rehabilitation or construction of commercial real estate. Mezzanine loans may be either short-term (one to five years) or long-term (up to 10 years) and may be fixed or floating rate. We may own mezzanine loans directly or we may hold a participation in a mezzanine loan or a sub-participation in a mezzanine loan. These loans generally pay interest on a specified due date (although there may be a portion of the interest that is deferred) and may, to the extent consistent with our qualification as a REIT, provide for participation in the value or cash flow appreciation of the underlying property as described below. Generally, we invest in mezzanine loans with last dollar loan-to-value ratios ranging from 60% to 85%. As of December 31, 2021, we owned three mezzanine loans with a total net principal amount of $17.4 million, which constituted 4.3% of our net loan investment portfolio.

Preferred Equity Investments. These are investments in preferred membership interests in an entity that owns commercial real estate and generally finance the acquisition, refinancing, rehabilitation or construction of commercial real estate. These investments are expected to have characteristics and returns similar to mezzanine loans. As of December 31, 2021, we owned three preferred equity investments with a total net principal amount of $63.4 million, which constituted 15.7% of our net loan investment portfolio.

First Mortgage Loans. These loans generally finance the acquisition, refinancing, rehabilitation or construction of commercial real estate. First mortgage loans may be either short-term (one to five years) or long-term (up to 10 years), may be fixed or floating rate and are predominantly current-pay loans. Our Manager originates current-pay first mortgage loans backed by high-quality properties in the United States that fit our investment strategy. Certain of our first mortgage loans finance the acquisition, rehabilitation and construction of infill land property and for these loans we target a weighted average last dollar loan-to-value of 70%. We may selectively syndicate portions of our first mortgage loans, including senior or junior participations to provide third-party financing for a portion of the loan or optimize returns which may include retained origination fees.

First mortgage loans are expected to provide for a higher recovery rate and lower defaults than other debt positions due to the lender’s senior position. However, such loans typically generate lower returns than subordinate debt such as mezzanine loans, B-notes, or preferred equity investments. As of December 31, 2021, we owned 14 first mortgage loans with a total net principal amount of $310.9 million, which constituted 77.0% of our net loan investment portfolio. As of December 31, 2021, we used $163.1 million of senior mortgage loans as collateral for $93.8 million of borrowings under a term loan; $60.1 million of senior mortgage loans as collateral for $38.6 million of borrowings under a revolving line of credit and $67.4 million of senior mortgage loans as collateral for $44.6 million of borrowings under a repurchase agreement.

Subordinated Mortgage Loans (B-notes). B-notes include structurally subordinated mortgage loans and junior participations in first mortgage loans or participations in these types of assets. Like first mortgage loans, these loans generally finance the acquisition, refinancing, rehabilitation or construction of commercial real estate. B-notes may be either short-term (one to five years) or long-term (up to 10 years), may be fixed or floating rate and are predominantly current-pay loans. We may create B-notes by tranching our directly originated first mortgage loans generally through syndications of senior first mortgages or buy these loans directly from third-party originators. As a result of the current credit market disruption related to the most recent recession and the decrease in capital available in this part of the capital structure, we believe that the opportunities to both directly originate and to buy these types of loans from third-parties on favorable terms will continue to be attractive.

Investors in B-notes are compensated for the increased risk of such assets from a pricing perspective but still benefit from a mortgage lien on the related property. Investors typically receive principal and interest payments at the same time as senior debt unless a default occurs, in which case any such payments are made only after any senior debt is made whole. Rights of holders of B-notes are usually governed by participation and other agreements that, subject to certain limitations, typically provide the holders of subordinated positions of the mortgage loan with the ability to cure certain defaults and control certain decisions of holders of senior debt secured by the same properties (or otherwise exercise the right to purchase the senior debt), which provides for additional downside protection and higher recoveries. As of December 31, 2021, we did not own any B-notes.

Equity Participations. In connection with our loan origination activities, we may pursue equity participation opportunities, or interests in the projects being financed, in instances when we believe that the risk-reward characteristics of the loan merit additional upside participation because of the possibility of appreciation in value of the underlying properties securing the loan. Equity participations can be paid in the form of additional interest, exit fees or warrants in the borrower. Equity participation can also take the form of a conversion feature, permitting the lender to convert a loan or preferred equity investment into equity in the borrower at a negotiated premium to the current net asset value of the borrower. We expect to obtain equity participations in certain instances where the loan collateral consists of a property that is being repositioned, expanded or improved in some fashion which is anticipated to improve future cash flow. In such case, the borrower may wish to defer some portion of the debt service or obtain higher leverage than might be merited by the pricing and leverage level based on historical performance of the underlying property. We can generate additional revenues from these equity participations as a result of excess cash flows being distributed or as appreciated properties are sold or refinanced. As of December 31, 2021, we did not own any equity participations.

Other Real Estate-Related Investments. We may invest in other real estate-related investments, which may include CMBS or other real estate debt or equity securities, so long as such investments do not constitute more than 15% of our assets. Certain of our real estate-related loans require the borrower to make payments of interest on the fully committed principal amount of the loan regardless of whether the full loan amount is outstanding. As of December 31, 2021, we owned a 50.0% equity interest in a limited partnership that invests in performing and non-performing mortgages, loans, mezzanines, B-notes and other credit instruments supported by underlying commercial real estate assets. Additionally, we owned equity interests in two joint ventures that invest in real estate properties. We also owned a credit facility that is collateralized by underlying commercial real estate assets. These equity interests had a total carrying value of $69.7 million and the credit facility had a net principal balance of $11.8 million as of December 31, 2021.

Operating Real Estate

From time to time, we may acquire operating real estate properties, including properties acquired in connection with foreclosures or deed in lieu of foreclosure. In July 2018, we acquired a multi-tenant office building through foreclosure of a first mortgage loan. In January 2019, we acquired a 4.9 acre development parcel through deed in lieu of foreclosure. As of December 31, 2021, the office building and the development parcel had a carrying value of $56.1 million, and the mortgage loan payable encumbering the office building had a principal amount of $32.0 million.

Investment Guidelines

Our board of directors has adopted investment guidelines, which may be amended from time to time, that set forth certain criteria for the Manger to use when evaluating specific investment opportunities as well as our overall portfolio composition. Our board of directors will review the Manager’s compliance with the investment guidelines periodically and receive an investment report at each quarter-end in conjunction with the review of our quarterly results by our board of directors.

Our board of directors adopted the following investment guidelines:

•	no origination or acquisition shall be made that would cause us to fail to qualify as a REIT;

•	no origination or acquisition shall be made that would cause us or any of our subsidiaries to be required to register as an investment company under the 1940 Act; and

•

until appropriate investments can be identified, we may invest the proceeds of our equity or debt offerings in interest-bearing, short-term investments, including money market accounts and/or funds, that are consistent with our intention to qualify as a REIT.

These investment guidelines may be changed from time to time by a majority of our board of directors without the approval of our stockholders.

Disposition Policies

The period we hold our investments in real estate-related loans varies depending on the type of asset, interest rates and other factors. Our Manager has developed a well-defined exit strategy for each of our investments. Our Manager continually performs a hold-sell analysis on each asset in order to determine the optimal time to hold the asset and generate a strong return to our stockholders. Economic and market conditions may influence us to hold investments for longer or shorter periods of time. We may sell an asset before the end of the expected holding period if we believe that market conditions have maximized its value to us or the sale of the asset would otherwise be in our best interests. We intend to make any such dispositions in a manner consistent with our qualification as a REIT and our desire to avoid being subject to the “prohibited transaction” penalty tax.

Operating and Regulatory Structure

REIT Qualification

We elected to be taxed as a REIT under the Code commencing with our taxable year ended December 31, 2016. We believe that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our manner of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT. To qualify as a REIT, we must meet on a continuing basis, through our organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of shares of our stock. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S.

federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we failed to qualify as a REIT. Even if we qualify for taxation as a REIT, we may be subject to some U.S. federal, state and local taxes on our income or property. In addition, subject to maintaining our qualification as a REIT, a portion of our business may be conducted through, and a portion of our income may be earned with respect to, our taxable REIT subsidiaries (“TRSs”), should we decide to form TRSs in the future, which are subject to corporate income tax. Any distributions paid by us generally will not be eligible for taxation at the preferential U.S. federal income tax rates that currently apply to certain distributions received by individuals from taxable corporations, unless such distributions are attributable to dividends received by us from our TRSs, should we form a TRS in the future.

1940 Act Exclusion

We are not registered as an investment company under the 1940 Act. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the 1940 Act that impose, among other things:

•	limitations on our capital structure and the use of leverage;

•	restrictions on specified investments;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, record keeping, and other rules and regulations that would significantly change our operations.

We conduct our operations so that neither we nor our subsidiaries are required to register as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. The value of the “investment securities” held by an issuer must be less than 40% of the value of such issuer’s total assets on an unconsolidated basis (exclusive of U.S. government securities and cash items). In addition, we conduct our operations so that neither we nor our subsidiaries will be considered an investment company under Section 3(a)(1)(A) of the 1940 Act, as neither we nor our subsidiaries are engaged primarily nor do we hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we are primarily engaged in the non-investment company businesses of our subsidiaries.

We and certain of our subsidiaries may at times rely primarily on the exclusion from the definition of an investment company under Section 3(c)(5)(C) of the 1940 Act, or any other exclusions that may be available to us (other than the exclusions under Section 3(c)(1) or Section 3(c)(7)). Section 3(c)(5)(C) of the 1940 Act is available for entities primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. This exclusion generally requires that at least 55% of our portfolio must be comprised of “qualifying real estate” assets and at least 80% of our portfolio must be comprised of “qualifying real estate” assets and “real estate-related” assets (and no more than 20% comprised of miscellaneous assets). For purposes of the Section 3(c)(5)(C) exclusion, we classify our investments based in large measure on no-action letters issued by the staff of the SEC and other SEC interpretive guidance and, in the absence of SEC guidance, on our view of what constitutes a “qualifying real estate” asset and a “real estate-related” asset. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action letters were issued more than twenty years ago. Pursuant to this guidance, and depending on the characteristics of the specific investments, certain mortgage loans, participations in mortgage loans, mortgage-backed securities, mezzanine loans, joint venture investments, preferred equity and the equity securities of other entities may not constitute qualifying real estate assets and therefore our investments in these types of assets may be limited. No assurance can be given that the SEC or its staff will concur with our classification of the assets we hold for purposes of the 3(c)(5)(C) exclusion or any other exclusion or exemption under the 1940 Act. Future revisions to the 1940 Act or further guidance from the SEC or its staff may cause us to lose our exclusion from registration or force us to re-evaluate our portfolio and investment strategy. Such changes may prevent us from operating our business successfully.

In order to maintain an exclusion from registration under the 1940 Act, we may be unable to sell assets that we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional income or loss generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire assets that we would otherwise want to acquire and would be important to our strategy.

Although we monitor our portfolio periodically and prior to each acquisition and disposition, we may not be able to maintain an exclusion from registration as an investment company. If we were required to register as an investment company, but failed to do so, we would be prohibited from engaging in our business, and legal proceedings could be instituted against us. In addition, our contracts may be unenforceable, and a court could appoint a receiver to take control of us and liquidate our business, all of which would have an adverse effect on our business.

Emerging Growth Company Status

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and as such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. A number of these exemptions are not relevant to us, but we intend to take advantage of the exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 13(a) of the Exchange Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to take advantage of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) the date on which we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period, and (iv) the end of the year in which the five year anniversary of our initial public offering of our common stock occurs.

Competition

We compete with other REITs, numerous regional and community banks, specialty finance companies, savings and loan associations and other entities, and we expect that others may be organized in the future. The effect of the existence of additional REITs and other institutions may be increased competition for the available supply of our targeted assets suitable for purchase, which may cause the price for such assets to rise.

In the face of this competition, we expect to have access to our Manager’s professionals and their industry expertise, which may provide us with a competitive advantage in sourcing transactions and help us assess origination and acquisition risks and determine appropriate pricing for potential assets. The more conservative underwriting standards used by many large commercial banks and traditional providers of commercial real estate capital following the 2008 downturn has and we believe will continue to constrain the lending capacity of these institutions. However, we may not be able to achieve our business goals or expectations due to the competitive risks that we face. For additional information concerning these competitive risks, see “Item 1A. Risk Factors — New entrants in the market for commercial loan originations and acquisitions could adversely impact our ability to originate and acquire real estate-related loans at attractive risk-adjusted returns” in this Annual Report on Form 10-K.

Governmental Regulations

As an owner of real estate, our operations are subject, in certain instances, to supervision and regulation by U.S. and other governmental authorities, and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, include among other things: (i) federal and state securities laws and regulations; (ii) federal, state and local tax laws and regulations, (ii) state and local laws relating to real property; (iv) federal, state and local environmental laws, ordinances, and regulations, and (v) various laws relating to housing, including permanent and temporary rent control and stabilization laws, the Americans with Disabilities Act of 1990 and the Fair Housing Amendment Act of 1988, among others.

Compliance with the federal, state and local laws described above has not had a material, adverse effect on our business, assets, results of operations, financial condition and ability to pay distributions, and we do not believe that our existing portfolio will require us to incur material expenditures to comply with these laws and regulations.

Employees; Staffing; Human Capital

We are supervised by our board of directors consisting of four directors. We have entered into a management agreement (“Management Agreement”) with our Manager pursuant to which certain services are provided by our Manager and paid for by us. Our Manager is not obligated under the Management Agreement to dedicate any of its personnel exclusively to us, nor is it or its personnel obligated to dedicate any specific portion of its or their time to our business. We are responsible for the costs of our own employees; however, we do not currently have any employees and do not currently expect to have any employees. See “Item 10. Directors, Executive Officers and Corporate Governance” in this Annual Report on Form 10-K.

Available Information

We are subject to the information requirements of the Exchange Act. Therefore, we file periodic reports and other information with the SEC. Stockholders may obtain copies of our filings with the SEC, free of charge from the website maintained by the SEC at www.sec.gov or from our website at www.terrapropertytrust.com. We will provide without charge a copy of this Annual Report on Form 10-K, including financial statements and schedules, upon written request delivered to our principal executive offices.

We are providing the address to our website solely for the information of investors. The information on our website is not a part of, nor is it incorporated by reference into, this Annual Report on Form 10-K.

Item 1A. Risk Factors.

Before making an investment decision, you should carefully consider the following risk factors together with all of the other information contained in this Annual Report on Form 10-K.The risks set forth below are not the only risks we face, and we may face other risks that we have not yet identified, which we do not currently deem material or which are not yet predictable. If any of the following risks occur, our results of operations, financial condition and cash flows could be materially adversely affected. Some statements in this section constitute forward-looking statements. See “Forward-Looking Statements.”

Risks Related to Owning Our Common Stock

There is no public market for our common stock and a market may never develop, which could cause our common stock to trade at a discount and make it difficult for holders of our common stock to sell their shares.

There is no established trading market for our common stock, and there can be no assurance that an active trading market for our common stock will develop, or if one develops, be maintained. Accordingly, no assurance can be given as to the ability of our stockholders to sell their common stock or the price that our stockholders may obtain for their common stock.

Some of the factors that could negatively affect the market price of our common stock include:

•	our expected operating results and our ability to make distributions to our stockholders in the future;

•

volatility in our industry, the performance of the real estate-related loans we target, interest rates and spreads, the debt or equity markets, the general economy or the real estate market specifically, whether the result of market events or otherwise;

•	the availability of financing on acceptable terms or at all;

•

events or circumstances which undermine confidence in the financial markets or otherwise have a broad impact on financial markets, such as the sudden instability or collapse of large depository institutions or other significant corporations, terrorist attacks, natural or man-made disasters or threatened or actual armed conflicts;

•	the availability of attractive risk-adjusted investment opportunities in real estate-related loans that satisfy our objectives and strategies;

•	the degree and nature of our competition;

•	changes in personnel of our Manager and lack of availability of qualified personnel;

•	unanticipated costs, delays and other difficulties in executing our long-term growth strategy;

•	the timing of cash flows, if any, from our investments due to the lack of liquidity of loans relative to more commonly traded securities;

•	an increase in interest rates;

•	the performance, financial condition and liquidity of our borrowers; and

•	legislative and regulatory changes (including changes to laws governing the taxation of REITs or the exclusion or exemption from registration as an investment company under the 1940 Act).

Market factors unrelated to our performance could also negatively impact the market price of our common stock. One of the factors that investors may consider in deciding whether to buy or sell our common stock is our distribution rate as a percentage of our stock price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and conditions in capital markets can affect the fair market value of our common stock. For instance, if interest rates rise, it is likely that the market price of our common stock will decrease as market rates on interest-bearing securities increase.

If we complete an alternative liquidity transaction by pursuing an initial public offering or listing of our shares of common stock in the future, you will be subject to additional risks.

As previously disclosed, we continue to explore alternative liquidity transactions on an opportunistic basis to maximize stockholder value. Examples of the alternative liquidity transactions that, depending on market conditions, may be available to us include a listing of our shares of common stock on a national securities exchange, adoption of a share repurchase plan, a liquidation of our assets, a sale of our company or a strategic business combination, in each case, which may include the in-kind distribution of our shares of common stock indirectly owned by certain Terra Funds to the ultimate investors in the Terra Funds. We may pursue such a liquidity transaction as early as this year, but we cannot provide any assurance that any alternative liquidity transaction will be available to us or, if available, that we will pursue or be successful in completing any such alternative liquidity transaction. If we complete an alternative liquidity transaction that involves us becoming a publicly traded company through an initial public offering or listing of our shares of common stock on a national securities exchange, you will subject to the following additional risks:

Trading Value of our Shares: Our shares will be publicly traded and investors will be able to assess the value of their shares by reference to the public trading price of our shares.

Distributions: We do not expect that the distributions investors receive following any such liquidity event would be adversely impacted. Following any such transaction, we would be expected to pay regular monthly distributions to our stockholders and would continue to be required to distribute 90% of our taxable income (excluding net capital gains) to our investors each year in order to maintain our qualification as a REIT.

Manager Compensation: We expect we will enter into a new management agreement with our Manager or an affiliate of our Manager. The base management fees, incentive distributions or other amounts that would be payable to our Manager in the case of any such transaction are expected to be market-based fees determined in the case of any initial public offering by discussions between our Manager and the underwriters involved in the initial public offering. Any such fees are expected to be paid in lieu of the fees currently payable to our Manager.

Transfer Restrictions: We expect that shares currently held by our stockholders will constitute restricted securities under the Securities Act and will be subject to restrictions on transfer under applicable U.S. securities laws

Common stock and preferred stock eligible for future sale may have adverse effects on our share price.

Our board of directors has the power, without further stockholder approval, to authorize us to issue additional authorized shares of common stock and preferred stock on the terms and for the consideration it deems appropriate subject, if applicable, to the rules of any stock exchange on which our securities may be listed or traded and the terms of any class or series of our stock. We cannot predict the effect, if any, of future sales of our common stock, or the availability of shares for future sales, on the market price of our common stock. Sales of substantial amounts of common stock or the perception that such sales could occur may adversely affect the prevailing market price for our common stock. As of December 31, 2021, Terra JV held 87.4% of the issued and outstanding shares of our common stock with the remainder held by Terra Offshore REIT; and Terra Fund 5 and Terra Fund 7 owned an 87.6% and 12.4% interest, respectively, in Terra JV.

Our principal stockholders, which are currently controlled by affiliates of our Manager, own a significant amount of our outstanding shares of common stock, which is sufficient to approve or veto most corporate actions requiring a vote of our stockholders.

Through Terra JV, Terra Fund 5 and Terra Fund 7 beneficially own shares of our common stock representing 76.5% and 10.9% of the voting power of our outstanding shares of common stock, respectively. In addition, Terra Offshore REIT owns shares of our common stock representing 12.6% of the voting power of our outstanding shares of common stock. Our Manager also serves as manager to Terra Offshore REIT. As a result, our Manager and its affiliates (for the period that such shares continue to be held by Terra Fund 5 and Terra Fund 7 through Terra JV, and Terra Offshore REIT and not distributed to their respective equity owners), subject to a voting agreement as described below, have significant control over matters submitted to our stockholders for approval, including:

•	the election and removal of directors; and

•	the approval of any merger, consolidation or sale of all or substantially all of our assets.

Our Manager is a subsidiary of Terra Capital Partners, On April 1, 2021, Mavik, an entity controlled by Vikram S. Uppal, our Chief Executive Officer, completed a series of related transactions that resulted in all of the outstanding interests in Terra Capital Partners being acquired by Mavik for a combination of cash and interests in Mavik. Terra Fund 5 and Terra Fund 7 are managed by Terra Fund Advisors, which is 51% owned by Bruce Batkin, Dan Cooperman and Simon Mildé and 49% owned by an affiliate of Axar Capital Management. On March 2, 2020, we, Terra Fund 5, Terra JV and Terra REIT Advisors also entered into the Amended and Restated Voting Agreement (the “Voting Agreement”), pursuant to which Terra Fund 5 assigned its rights and obligations under the Voting Agreement to Terra JV. Consistent with the original voting agreement dated February 8, 2018, for the period that Terra REIT Advisors remains our external manager, Terra REIT Advisors will have the right to nominate two individuals to serve as our directors and, until Terra JV no longer holds at least 10% of our outstanding shares of common stock, Terra JV will have the right to nominate one individual to serve as one of our director. Except as otherwise required by law or the provisions of other agreements to which the parties are or may in the future become bound, the parties have agreed to vote all shares of our common stock directly or indirectly owned in favor (or against removal) of the directors properly nominated in accordance with the Voting Agreement. Other than with respect to the election of directors, the Voting Agreement requires that Terra Fund 5 vote all shares of our common stock directly or indirectly owned by Terra Fund 5 in accordance with the recommendations made by our board of directors.

In addition, our Manager’s and its affiliates’ voting control may discourage transactions involving a change of control of our company, including transactions in which a holder of our common stock might otherwise receive a premium for his or her shares over the then-current market price.

Holders of our common stock may receive distributions on a delayed basis or distributions may decrease over time. Changes in the amount and timing of distributions we pay or in the tax characterization of distributions we pay may adversely affect the fair value of our common stock or may result in holders of our common stock being taxed on distributions at a higher rate than initially expected.

Our distributions are driven by a variety of factors, including our minimum distribution requirements under the REIT tax laws and our REIT taxable income (including certain items of non-cash income) as calculated pursuant to the Internal Revenue Code. We are generally required to distribute to our stockholders at least 90% of our REIT taxable income, although our reported financial results for United States generally accepted accounting principles (“U.S. GAAP”) purposes may differ materially from our REIT taxable income.

For the years ended December 31, 2021 and 2020, our board of directors declared total cash distributions of $0.88 and $1.16 per share, respectively, that were paid monthly in the same period in which each was declared.

We continue to prudently evaluate our liquidity and review the rate of future distributions in light of our financial condition and the applicable minimum distribution requirements under applicable REIT tax laws and regulations. We may determine to pay distributions on a delayed basis or decrease distributions for a number of factors, including the risk factors described in this Annual Report on Form 10-K.

To the extent we determine that future distributions would represent a return of capital to investors or would not be required under applicable REIT tax laws and regulations rather than the distribution of income, we may determine to discontinue distribution payments until such time that distributions would again represent a distribution of income or be required under applicable REIT tax laws and regulations. Any reduction or elimination of our payment of distributions would not only reduce the amount of distributions you would receive as a holder of our common stock, but could also have the effect of reducing the fair value of our common stock and our ability to raise capital in future securities offerings.

In addition, the rate at which holders of our common stock are taxed on distributions we pay and the characterization of our distribution, whether through ordinary income, capital gains, or a return of capital, could have an impact on the fair value of our common stock. After we announce the expected characterization of distributions we have paid, the actual characterization (and, therefore, the rate at which holders of our common stock are taxed on the distributions they have received) could vary from our expectations, including due to errors, changes made in the course of preparing our corporate tax returns, or changes made in response to an audit by the Internal Revenue Service (the “IRS”), with the result that holders of our common stock could incur greater income tax liabilities than expected.

Investing in our common stock may involve a high degree of risk and may result in loss of capital invested in us.

Our investment strategy and our originations may result in a high amount of risk when compared to alternative strategies and volatility or loss of principal. Our originations or acquisitions may be highly speculative and aggressive, and therefore an investment in our shares of common stock may not be suitable for someone with lower risk tolerance.

Risks Related to Our Business

Changes in national, regional or local economic, demographic or real estate market conditions may adversely affect our results of operations, our financial position, the value of our assets and our cash flows.

We are subject to risks incident to the ownership of real estate-related assets including: changes in national, regional or local economic, demographic or real estate market conditions; changes in supply of, or demand for, similar properties in an area; increased competition for real estate assets targeted by our investment strategy; bankruptcies, financial difficulties or lease defaults by property owners and tenants; inflation; changes in interest rates and availability of financing; and changes in government rules, regulations and fiscal policies, including changes in tax, real estate, environmental and zoning laws. Our assets are also subject to the risk of significant adverse changes in financial market conditions that can result in a deleveraging of the global financial system and the forced sale of large quantities of mortgage-related and other financial assets. Concerns over economic recession, geopolitical issues, including events such as the United Kingdom’s exit from the European Union, unemployment, the availability and cost of finance, or a prolonged government shutdown may contribute to increased volatility and diminished expectations for the economy and markets, which could result in an increase in mortgage defaults or a decline in the value of our assets. In addition, any increase in mortgage defaults in the residential market may have a negative impact on the credit markets generally as well as on economic conditions generally. We do not know whether the values of the property securing our real estate-related loans will remain at the levels existing on the dates of origination of such loans, and we are unable to predict future changes in national, regional or local economic, demographic or real estate market conditions. These conditions, or others we cannot predict, may adversely affect our results of operations, our financial position, the value of our assets and our cash flows.

The lack of liquidity of our assets may adversely affect our business, including our ability to value and sell our assets.

A portion of the real estate-related loans and other assets we originate or acquire may be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly-traded securities. The illiquidity of our assets may make it difficult for us to sell such assets if the need or desire arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less value than the value at which we have previously recorded our assets. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations, financial condition and cash flows.

Our investments are selected by our Manager and our investors will not have input into investment decisions.

Pursuant to the terms of the Management Agreement, our Manager is responsible for, among other services, managing the investment and reinvestment of our assets, subject to the oversight and supervision of our board of directors. Our investors will not have input into investment decisions. This will increase the uncertainty, and thus the risk, of investing in us, as we may make investments with which you may not agree. Our Manager intends to conduct due diligence with respect to each investment and suitable investment opportunities may not be immediately available. The failure of our Manager to find investments that meet our investment criteria in sufficient time or on acceptable terms could result in unfavorable returns and could cause a material adverse effect on our results of operations, financial condition and cash flows. Even if investment opportunities are available, there can be no assurance that the due diligence processes of our Manager will uncover all relevant facts or that any particular investment will be successful.

From time to time, before appropriate real estate-related investments can be identified, our Manager may choose to have us invest in interest-bearing, short-term investments, including money market accounts and/or funds, that are consistent with our intention to maintain our qualification as a REIT. These short-term, non-real estate-related investments, if any, are expected to provide a lower net return than we will seek to achieve from investments in real estate-related loans and other commercial real estate assets. Furthermore, when our Manager does identify suitable real estate- related loans and other commercial real estate assets that are the types of assets which we target, you will be unable to influence the decision of our Manager ultimately to invest in, or refrain from investing in, such assets.

Our Manager’s due diligence of potential real estate-related loans and other commercial real estate assets may not reveal all of the liabilities associated with such assets and may not reveal other weaknesses in our assets, which could lead to investment losses.

Before originating or acquiring a financing, our Manager calculates the level of risk associated with the real estate-related loans and other commercial real estate assets to be originated or acquired based on several factors which include the following: top-down reviews of both the current macroeconomic environment generally and the real estate and commercial real estate loan market specifically; detailed evaluation of the real estate industry and its sectors; bottom-up reviews of each individual investment’s attributes and risk/reward profile relative to the macroeconomic environment; and quantitative cash flow analysis and impact of the potential investment on our portfolio. In making the assessment and otherwise conducting customary due diligence, we employ standard documentation requirements and require appraisals prepared by local independent third-party appraisers selected by us. Additionally, we seek to have borrowers or sellers provide representations and warranties on loans we originate or acquire, and if we are unable to obtain representations and warranties, we factor the increased risk into the price we pay for such loans. Despite our review process, there can be no assurance that our Manager’s due diligence process will uncover all relevant facts or that any investment will be successful.

If our Manager underestimates the borrower’s credit analysis or originates loans by using an exception to its loan underwriting guidelines, we may experience losses.

Our Manager values our real estate-related loans based on an initial credit analysis and the investment’s expected risk-adjusted return relative to other comparable investment opportunities available to us, taking into account estimated future losses on the loans, and the estimated impact of these losses on expected future cash flows. Our Manager’s loss estimates may not prove accurate, as actual results may vary from estimates. In the event that our Manager underestimates the losses relative to the price we pay for a particular investment, we may experience losses with respect to such investment, which in turn may have a material adverse effect on our results of operations, financial condition and cash flows.

Further, from time to time and in the ordinary course of business, our Manager may make exceptions to our predetermined loan underwriting guidelines. Loans originated with exceptions may result in a higher number of delinquencies and defaults, which could have a material and adverse effect on our results of operations, financial condition and cash flows.

Deficiencies in appraisal quality in the mortgage loan origination process may result in increased principal loss severity.

During the loan underwriting process, appraisals are generally obtained on the collateral underlying each prospective loan. The quality of these appraisals may vary widely in accuracy and consistency. The appraiser may feel pressure from the broker or lender to provide an appraisal in the amount necessary to enable the originator to make the loan, whether or not the value of the property justifies such an appraised value. Inaccurate or inflated appraisals may result in an increase in the severity of losses on the loans, which could have a material and adverse effect on our results of operations, financial condition and cash flows.

Our Manager utilizes analytical models and data in connection with the valuation of our real estate-related loans and other commercial real estate assets, and any incorrect, misleading or incomplete information used in connection therewith would subject us to potential risks.

As part of the risk management process our Manager uses detailed proprietary models, including loan level non-performing loan models, to evaluate collateral liquidation timelines and price changes by region, along with the impact of different loss mitigation plans. Additionally, our Manager uses information, models and data supplied by third parties. Models and data are used to value potential targeted assets. In the event models and data prove to be incorrect, misleading or incomplete, any decisions made in reliance thereon expose us to potential risks. For example, by relying on incorrect models and data, especially valuation models, our Manager may be induced to buy certain targeted assets at prices that are too high, to sell certain other assets at prices that are too low or to miss favorable opportunities altogether. Similarly, any hedging based on faulty models and data may prove to be unsuccessful. If any of the aforementioned occur, such event could have a material adverse effect on our results of operations, financial condition and cash flows.

Changes in interest rates could adversely affect the demand for our target loans, the value of our loans, CMBS and other real-estate debt or equity assets and the availability and yield on our targeted assets.

We invest in real estate-related loans and other commercial real estate assets, which are subject to changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Rising interest rates generally reduce the demand for mortgage loans due to the higher cost of borrowing. A reduction in the volume of mortgage loans originated may affect the volume of our targeted assets available to us, which could adversely affect our ability to originate and acquire assets that satisfy our objectives. Rising interest rates may also cause our targeted assets that were issued prior to an interest rate increase to provide yields that are below prevailing market interest rates. If rising interest rates cause us to be unable to originate or acquire a sufficient volume of our targeted assets with a yield that is above our borrowing cost, our ability to satisfy our objectives and to generate income and make distributions may be materially and adversely affected. Conversely, if interest rates decrease, we will be adversely affected to the extent that real estate-related loans are prepaid, because we may not be able to make new loans at the previously higher interest rate.

The relationship between short-term and longer-term interest rates is often referred to as the “yield curve.” Ordinarily, short-term interest rates are lower than longer-term interest rates. If short-term interest rates rise disproportionately relative to longer-term interest rates (a flattening of the yield curve), our borrowing costs may increase more rapidly than the interest income earned on our assets. Because our loans and CMBS assets generally will bear, on average, interest based on longer-term rates than our borrowings, a flattening of the yield curve would tend to decrease our net income and the fair market value of our net assets. Additionally, to the extent cash flows from loans and CMBS assets that return scheduled and unscheduled principal are reinvested, the spread between the yields on the new loans and CMBS assets and available borrowing rates may decline, which would likely decrease our net income. It is also possible that short-term interest rates may exceed longer-term interest rates (a yield curve inversion), in which event our borrowing costs may exceed our interest income and we could incur operating losses.

The values of our loans and CMBS assets may decline without any general increase in interest rates for a number of reasons, such as increases or expected increases in defaults, or increases or expected increases in voluntary prepayments for those loans and CMBS assets that are subject to prepayment risk or widening of credit spreads.

In addition, in a period of rising interest rates, our operating results will depend in large part on the difference between the income from our assets and our financing costs. We anticipate that, in most cases, the income from such assets will respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net income. Increases in these rates will tend to decrease our net income, which may have a material adverse effect on our results of operations, financial condition and cash flows.

The expected discontinuance of the London interbank offered rate (“LIBOR”) and transition to alternative reference rates may adversely impact our borrowings and assets.

In July 2017, the U.K. Financial Conduct Authority, which regulates the LIBOR administrator, ICE Benchmark Administration Limited (“IBA”) announced that it would cease to compel banks to participate in setting LIBOR as a benchmark by the end of 2021, which has subsequently been delayed to June 30, 2023. Such announcement indicates that market participants cannot rely on LIBOR being published after June 30, 2023.

The Alternative Reference Rates Committee, a group of private-market participant convened by the U.S. Federal Reserve Board and the New York Federal Reserve, has recommended Secured Overnight Financing Rate (“SOFR”) as a more robust reference rate alternative to U.S. dollar LIBOR.

Certain of our indebtedness, including the term loan, the repurchase agreement, the mortgage loan payable and the revolving line of credit, as well as certain of our floating rate loan assets, are, and other future financings may be, linked to LIBOR. We are not able to predict when LIBOR will cease to be available; however, we expect that a significant portion of these financing arrangements and loan assets will not have matured, been prepaid or otherwise terminated prior to the time at which the IBA ceases to publish LIBOR. It is not possible to predict all consequences of the IBA’s proposals to cease publishing LIBOR, any related regulatory actions and the expected discontinuance of the use of LIBOR as a reference rate for financial contracts. If such debt or loan assets mature after LIBOR ceases to be published, our counterparties may disagree with us about how to calculate or replace LIBOR. Even when robust fallback language is included, there can be no assurance that the replacement rate plus any spread adjustment will be economically equivalent to LIBOR, which could result in a higher interest rate being paid by us on our borrowings and a lower interest rate being paid to us on such assets. Modifications to any debt, loan assets, interest rate hedging transactions or other contracts to replace LIBOR with an alternative reference rate could result in adverse tax consequences. In addition, any resulting differences in interest rate standards among our assets and our financing arrangements may result in interest rate mismatches between our assets and the borrowings used to fund such assets.

Potential changes, or uncertainty related to such potential changes, may also adversely affect the market for LIBOR-based loans, including our portfolio of LIBOR-indexed, floating-rate loans, or the cost of our borrowings. In addition, changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market for LIBOR-based loans, including the value of the LIBOR-indexed, floating-rate loans in our portfolio, or the cost of our borrowings. There is no guarantee that a transition from LIBOR to an alternative will not result in financial market disruptions, significant increases in benchmark rates, or borrowing costs to borrowers, any of which could have a material adverse effect on our results of operations, financial condition and our cash flows.

New entrants in the market for commercial loan originations and acquisitions could adversely impact our ability to originate and acquire real estate-related loans at attractive risk-adjusted returns.

New entrants in the market for commercial loan originations and acquisitions could adversely impact our ability to execute our investment strategy on terms favorable to us. In originating and acquiring our targeted assets, we may compete with other REITs, numerous regional and community banks, specialty finance companies, savings and loan associations, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, other lenders and other entities, and we expect that others may be organized in the future. The effect of the existence of additional REITs and other institutions may be increased competition for the available supply of assets suitable for investment by us, which may cause the price for such assets to rise, which may limit our ability to generate desired returns. Additionally, origination of our target loans by our competitors may increase the availability of such loans which may result in a reduction of interest rates on these loans. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us. Many of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exclusion or exemption from the 1940 Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of real estate-related loans and establish more relationships than us.

We cannot assure you that the competitive pressures we may face will not have a material adverse effect on our results of operations, financial condition and cash flows. Also, as a result of this competition, desirable investments in our targeted assets may be limited in the future and we may not be able to take advantage of attractive investment opportunities from time to time, as we can provide no assurance that we will be able to identify and make investments that are consistent with our investment objectives.

Our loans are dependent on the ability of the commercial property owner to generate net income from operating the property, which may result in the inability of such property owner to repay a loan, as well as the risk of foreclosure.

Our loans may be secured by office, multifamily, student housing, hotel, commercial or warehouse properties and are subject to risks of delinquency, foreclosure and of loss that may be greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be adversely affected by, among other things:

•	tenant mix;

•	success of tenant businesses;

•	property management decisions;

•	property location, condition and design;

•	competition from comparable types of properties;

•	changes in national, regional or local economic conditions and/or specific industry segments;

•	declines in regional or local real estate values;

•	declines in regional or local rental or occupancy rates;

•	increases in interest rates, real estate tax rates and other operating expenses;

•	costs of remediation and liabilities associated with environmental conditions;

•	the potential for uninsured or underinsured property losses;

•	changes in governmental laws and regulations, including fiscal policies, zoning ordinances and environmental legislation and the related costs of compliance;

•	pandemics or other calamities that may affect tenants’ ability to pay their rent; and

•	acts of God, terrorism, social and political unrest, armed conflict, geopolitical events and civil disturbances.

In the event of any default under a mortgage loan held directly by us, we bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our results of operations, financial condition and cash flows. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

Foreclosure can be an expensive and lengthy process, and foreclosing on certain properties where we directly hold the mortgage loan and the borrower’s default under the mortgage loan is continuing could result in actions that could be costly to our operations, in addition to having a substantial negative effect on our anticipated return on the foreclosed mortgage loan. If property securing or underlying loans become real estate owned as a result of foreclosure, we bear the risk of not being able to sell the property and recovering our investment and of being exposed to the risks attendant to the ownership of real property.

Our loan portfolio may at times be concentrated in certain property types or secured by properties concentrated in a limited number of geographic areas, which increases our exposure to economic downturn with respect to those property types or geographic locations.

We are not required to observe specific diversification criteria. Therefore, our portfolio of assets may, at times, be concentrated in certain property types that are subject to higher risk of foreclosure, or secured by properties concentrated in a limited number of geographic locations.

Our loans are concentrated in California, New York, Georgia, North Carolina and Utah representing approximately 46.4%, 15.7%, 13.2%, 11.0% and 6.9% of our net loan portfolio as of December 31, 2021, respectively. Additionally, we own multi-tenant office building in California. If economic conditions in these or in any other state in which we have a significant concentration of borrowers were to deteriorate, such adverse conditions could have a material and adverse effect on our business by reducing demand for new financings, limiting the ability of customers to repay existing loans and impairing the value of our real estate collateral and real estate owned properties.

Further, our loans are concentrated in office, multifamily and hotel property types representing approximately 41.1%, 18.1% and 14.1% of our net loan portfolio as of December 31, 2021, respectively. As a result, a downturn in any particular industry in which we are heavily invested may significantly impact the aggregate returns we realize. If an industry in which we are heavily invested suffers from adverse business or economic conditions (as a result of the COVID-19 pandemic or otherwise), a material portion of our investment could be affected adversely, which, in turn, could adversely affect our results of operations, financial condition and cash flows.

In addition, from time to time, there have been proposals to base property taxes on commercial properties on their current market value, without any limit based on purchase price. In California, pursuant to an existing state law commonly referred to as Proposition 13, properties are reassessed to market value only at the time of change in ownership or completion of construction, and thereafter, annual property reassessments are limited to 2% of previously assessed values. As a result, Proposition 13 generally results in significant below-market assessed values over time. From time to time, including recently, lawmakers and political coalitions have initiated efforts to repeal or amend Proposition 13 to eliminate its application to commercial and industrial properties. If successful, a repeal of Proposition 13 could substantially increase the assessed values and property taxes for our customers in California which in turn could limit their ability to borrow funds.

To the extent that our portfolio is concentrated in any region, or by type of property, downturns relating generally to such region, type of borrower or security may result in defaults on a number of our assets within a short time period, which may reduce our net income, which in turn may have a material adverse effect on our results of operations, financial condition and cash flows.

We expect that a significant portion of the mortgage loans invested in by us may be development mortgage loans on infill land, which are speculative in nature.

We expect that a significant portion of our assets may be mortgage loans for the development of real estate, which will initially be secured by infill land. These types of loans are speculative, because:

•	until improvement, the property may not generate separate income for the borrower to make loan payments;

•	the completion of planned development may require additional development financing by the borrower, which may not be available; and

•	there is no assurance that we will be able to sell unimproved infill land promptly if we are forced to foreclose upon it.

If in fact the land is not developed, the borrower may not be able to refinance the loan and, therefore, may not be able to make the balloon payment when due. If a borrower defaults and we foreclose on the collateral, we may not be able to sell the collateral for the amount owed to us by the borrower. In calculating our loan-to-value ratios for the purpose of determining maximum borrowing capacity, we use the estimated value of the property at the time of completion of the project, which increases the risk that, if we foreclose on the collateral before it is fully developed, we may not be able to sell the collateral for the amount owed to us by the borrower, which in turn may have an adverse effect on our results of operations, financial condition and cash flows.

Loans to small businesses involve a high degree of business and financial risk, which can result in substantial losses that would adversely affect our business, results of operation and financial condition.

Our operations and activities include loans to small, privately owned businesses to purchase real estate used in their operations or by investors seeking to acquire small office, multifamily, student housing, hotel, commercial or warehouse properties. Additionally, such loans are also often accompanied by personal guarantees. Often, there is little or no publicly available information about these businesses. Accordingly, we must rely on our own due diligence to obtain information in connection with our investment decisions. Our borrowers may not meet net income, cash flow and other coverage tests typically imposed by banks. A borrower’s ability to repay its loan may be adversely impacted by numerous factors, including a downturn in its industry or other negative local or more general economic conditions. Deterioration in a borrower’s financial condition and prospects may be accompanied by deterioration in the collateral for the loan. In addition, small businesses typically depend on the management talents and efforts of one person or a small group of people for their success. The loss of services of one or more of these persons could have a material and adverse impact on the operations of the small business. Small companies are typically more vulnerable to customer preferences, market conditions and economic downturns and often need additional capital to expand or compete. These factors may have an impact on loans involving such businesses. Loans to small businesses, therefore, involve a high degree of business and financial risk, which can result in substantial losses.

Our investments may include subordinated tranches of CMBS, which are subordinate in right of payment to more senior securities.

Our investments may include subordinated tranches of CMBS, which are subordinated classes of securities in a structure of securities collateralized by a pool of assets consisting primarily of commercial loans and, accordingly, are the first or among the first to bear the loss upon a restructuring or liquidation of the underlying collateral and the last to receive payment of interest and principal. Additionally, estimated fair values of these subordinated interests tend to be more sensitive to changes in economic conditions than more senior securities. As a result, such subordinated interests generally are not actively traded and may not provide holders thereof with liquid investments.

Any credit ratings assigned to our loans and CMBS assets will be subject to ongoing evaluations and revisions and we cannot assure you that those ratings will not be downgraded.

Some of our loan and CMBS assets may be rated by Moody’s Investors Service, Standard & Poor’s, or Fitch Ratings. Any credit ratings on our loans and CMBS assets are subject to ongoing evaluation by credit rating agencies, and we cannot assure you that any such ratings will not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. Rating agencies may assign a lower than expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of our loans and CMBS assets in the future. In addition, we may originate or acquire assets with no rating or with below investment grade ratings. If the rating agencies take adverse action with respect to the rating of our loans and CMBS assets or if our unrated assets are illiquid, the value of these loans and CMBS assets could significantly decline, which would adversely affect the value of our investment portfolio and could result in losses upon disposition or the failure of borrowers to satisfy their debt service obligations to us.

The mezzanine loans, preferred equity and other subordinated loans in which we invest involve greater risks of loss than senior loans secured by income-producing commercial properties.

We invest in mezzanine loans that take the form of subordinated loans secured by second mortgages on the underlying real property or loans secured by a pledge of the ownership interests of the entity owning the real property. These types of investments involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to such loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt is fully satisfied. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

Our investments in B-notes are generally subject to losses. The B-notes in which we may invest may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to us.

As part of our whole loan origination platform, we may retain from whole loans we originate or acquire, subordinate interests referred to as B-notes. B-notes are commercial real estate loans secured by a first mortgage on a single large commercial property or group of related properties and subordinated to a senior interest, referred to as an A-note. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-note owners after payment to the A-note owners. In addition, our rights to control the process following a borrower default may be subject to the rights of A-note owners whose interests may not be aligned with ours. B-notes reflect similar credit risks to comparably rated CMBS. However, since each transaction is privately negotiated, B-notes can vary in their structural characteristics and risks. For example, the rights of holders of B-notes to control the process following a borrower default may be limited in certain investments. We cannot predict the terms of each B-note investment. Significant losses related to our B-notes would result in operating losses for us, which in turn may have a material adverse effect on our results of operations, financial condition an cash flows.

Any disruption in the availability and/or functionality of our Manager’s technology infrastructure and systems and any failure or our security measures related to these systems could adversely impact our business.

Our ability to originate and acquire real estate-related loans and manage any related interest rate risks and credit risks is critical to our success and is highly dependent upon the efficient and uninterrupted operation of our computer and communications hardware and software systems. For example, we rely on our Manager’s proprietary database to track and maintain all loan performance and servicing activity data for loans in our portfolio. This data is used to manage the portfolio, track loan performance, and develop and execute asset disposition strategies. In addition, this data is used to evaluate and price new investment opportunities. If we lost access to our loan servicing activity data or other important business information due to a network or utility failure, our ability to effectively manage our business could be impaired.

Some of these systems are located at our facility and some are maintained by third-party vendors. Any significant interruption in the availability and functionality of these systems could harm our business. In the event of a systems failure or interruption by our third-party vendors, we will have limited ability to affect the timing and success of systems restoration. If such systems failures or interruptions continue for a prolonged period of time, there could be a material and adverse impact on results of operations, financial condition and cash flows.

In addition, some of our security measures may not effectively prohibit others from obtaining improper access to our information. If a person is able to circumvent our security measures, he or she could destroy or misappropriate valuable information or disrupt our operations. Any security breach could expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and harm our reputation.

Cybersecurity risk and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information and/or damage to our business relationships, all of which could have an adverse effect on our results of operations, financial condition and cash flows. results.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of our information resources. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. The result of these incidents may include disrupted operations, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance cost, litigation and damage to our relationships. As our reliance on technology has increased, so have the risks posed to our information systems both internal and those provided by our Manager, Terra Capital Partners, its affiliates and third-party service providers. With respect to cybersecurity risk oversight, our board of directors and our audit committee receive periodic reports and updates from management on the primary cybersecurity risks facing us and our Manager and the measures our Manager is taking to mitigate such risks. In addition to such periodic reports, our board of directors and our audit committee receive updates from management as to changes to our and our Manager’s and its affiliates’ cybersecurity risk profile or certain newly identified risks. However, these measures, as well as our increased awareness of the nature and extent of a risk of a cyber incident, do not guarantee that our financial results, operations or confidential information will not be negatively impacted by such an incident.

Risks Related to Regulation

The increasing number of proposed U.S. federal, state and local laws may affect certain mortgage-related assets in which we invest and could materially increase our cost of doing business.

Various bankruptcy legislation has been proposed that, among other provisions, could allow judges to modify the terms of residential mortgages in bankruptcy proceedings, could hinder the ability of the servicer to foreclose promptly on defaulted mortgage loans or permit limited assignee liability for certain violations in the mortgage loan origination process, any or all of which could adversely affect our business or result in us being held responsible for violations in the mortgage loan origination process even where we were not the originator of the loan. We do not know what impact this type of legislation, which has been primarily, if not entirely, focused on residential mortgage originations, would have on the commercial loan market. We are unable to predict whether U.S. federal, state or local authorities, or other pertinent bodies, will enact legislation, laws, rules, regulations, handbooks, guidelines or similar provisions that will affect our business or require changes in our practices in the future, and any such changes could have a material adverse effect on our results of operations, financial condition and cash flows.

Failure to obtain or maintain required approvals and/or state licenses necessary to operate our mortgage-related activities may adversely impact our investment strategy.

We may be required to obtain and maintain various approvals and/or licenses from federal or state governmental authorities, government sponsored entities or similar bodies in connection with some or all of our activities. There is no assurance that we can obtain and maintain any or all of the approvals and licenses that we desire or that we will avoid experiencing significant delays in seeking such approvals and licenses. Furthermore, we may be subject to various disclosure and other requirements to obtain and maintain these approvals and licenses, and there is no assurance that we will satisfy those requirements. Our failure to obtain or maintain licenses will restrict our options and ability to engage in desired activities, and could subject us to fines, suspensions, terminations and various other adverse actions if it is determined that we have engaged without the requisite approvals or licenses in activities that required an approval or license, which could have a material adverse effect on our results of operations, financial condition and cash flows.

The impact of financial reform legislation and legislation promulgated thereunder on us is uncertain.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) enacted in 2010 instituted a wide range of reforms that will have an impact on all financial institutions. Many of the requirements called for in the Dodd-Frank Act will be implemented over time, most of which will be subject to implementing regulations over the course of several years. Many of these regulations have yet to be promulgated or are only recently promulgated. In February 2017, former President Trump signed an executive order for a broad review of federal regulation of the U.S. financial system by the Secretary of the Treasury, in consultation with the heads of the member agencies of the Financial Stability Oversight Council, a panel comprising top U.S. financial regulators. In May 2018, the Congress passed, and former President Trump signed, the Economic Growth, Regulatory Relief, and Consumer Protection Act (the “EGRRCPA”), which among other things, modified certain provisions of the Dodd-Frank Act related to mortgage lending, consumer protection, regulatory relief for large banks, regulatory relief for community banks and regulatory relief in securities markets. The EGRRCPA relaxed or eliminated so-called “enhanced regulation” of banks falling into certain ranges of asset value and impacts the application of the Volcker Rule and the Basel III guidelines as to certain banks. Specifically, the EGRRCPA relaxed (or eliminated) certain risk-based capital and leverage requirements for community banks with less than $10 billion in assets that maintain a certain “community bank leverage ratio” that bank regulators are directed to develop, but the impact and effect of the foregoing on market liquidity is uncertain. It is possible that Democratic majorities in the House and Senate, with the support of the Biden Administration, will roll back some of the changes made by EGRRCPA to the Dodd-Frank Act, although it is not possible at this time to predict the nature or extent of any amendments.

The Biden Administration, along with the Democratic Congress, is likely to focus in the short-term on additional stimulus measures to address the economic impact of the ongoing COVID-19 pandemic, rather than comprehensive financial services and banking reform. However, in the long-term the Biden Administration and Congress are likely to take a more active approach to banking and financial regulation than the prior Trump Administration, particularly to promote policy goals involving climate change, racial equity, environmental, social, and corporate governance (“ESG”) matters, consumer financial protection and infrastructure.

In addition, the substance of regulatory supervision may be influenced through the appointment of individuals to the Federal Reserve Board and other financial regulatory bodies. Measures focused on deregulation of the U.S. financial services industry may, among other things, decrease the restrictions on banks and other financial institutions and allow them to compete with us for investment opportunities that were previously not available to them. Measures focused on deregulation of the U.S. financial services industry may have the effect of increasing competition for our business. Increased competition from banks and other financial institutions in the credit markets could have the effect of reducing credit spreads, which may adversely affect our revenues.

Given the uncertainty associated with financial reform legislation, including the implementation of the Dodd-Frank Act and any legislative and/or regulatory actions under a Biden Administration and Democratic Congress, the full impact such requirements will have on our business, results of operations or financial condition is unclear. The changes resulting from the Dodd-Frank Act, the EGRRCPA, and other legislative actions may require us to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements or address resulting changes in the mortgage loan market. While we cannot predict what effect any changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to our business. In addition, failure to comply with any such laws, regulations or principles, or changes thereto, or to adapt to any changes in the marketplace, may have a material adverse effect on our results of operations, financial condition and cash flows.

Accounting rules for certain of our transactions are highly complex and involve significant judgment and assumptions, and changes in such rules, accounting interpretations or our assumptions could adversely impact our ability to timely and accurately prepare our consolidated financial statements.

We are subject to Financial Accounting Standards Board (“FASB”) interpretations that can result in significant accounting changes that could have a material and adverse impact on our results of operations and financial condition. Accounting rules for financial instruments, including the origination, acquisition and sales or securitization of mortgage loans, derivatives, investment consolidations and other aspects of our anticipated operations are highly complex and involve significant judgment and assumptions. For example, our estimates and judgments are based on a number of factors, including projected cash flows from the collateral securing our loans, the likelihood of repayment in full at the maturity of a loan, potential for a loan refinancing opportunity in the future and expected market discount rates for varying property types. These complexities could lead to a delay in the preparation of financial information and the delivery of this information to our investors.

Changes in accounting rules, interpretations or our assumptions could also undermine our ability to prepare timely and accurate financial statements, which could result in a lack of investor confidence in our financial information.

We are an “emerging growth company,” and a “smaller reporting company” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies or smaller reporting companies will make an investment in us less attractive to investors. In particular, our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) the date on which we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the preceding three-year period, and (iv) the end of the year in which the five-year anniversary of the initial public offering of our common stock occurs in the future, if applicable. We may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, and generally requires in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. Under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an “emerging growth company.”

In addition, we are also a smaller reporting company, as defined in Rule 12b-2 under the Exchange Act. In the event that we are still considered a smaller reporting company at such time as we cease being an emerging growth company, the disclosure we will be required to provide in our SEC filings will increase, but will still be less than it would be if we were not considered either an emerging growth company or a smaller reporting company.

Rule 12b-2 of the Exchange Act defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

(1)	had a public float of less than $250 million; or

(2)

had annual revenues of less than $100 million during the most recently completed fiscal year for which audited financial statements are available and either had no public float or a public float of less than $700 million.

Similar to emerging growth companies, smaller reporting companies are able to provide simplified executive compensation disclosures in their filings, and have certain other decreased disclosure obligations in their SEC filings, including, among other things, being required to provide only two years of audited financial statements in annual reports.

To the extent we take advantage of some or all of the reduced reporting requirements applicable to emerging growth companies or smaller reporting companies, an investment in our company may be less attractive to investors.

We may be exposed to environmental liabilities with respect to properties to which we take title, which may in turn decrease the value of the underlying properties.

In the course of our business, we may take title to real estate, and, as a result, we could be subject to environmental liabilities with respect to these properties. In such a circumstance, we may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity, and results of operations could be materially and adversely affected. In addition, an owner or operator of real property may become liable under various federal, state and local laws, for the costs of removal of certain hazardous substances released on its property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The presence of hazardous substances may adversely affect an owner’s ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of an underlying property becomes liable for removal costs, the ability of the owner to make debt payments may be reduced, which in turn may adversely affect the value of the relevant mortgage-related assets held by us.

Insurance on the properties underlying our loans may not adequately cover all losses and uninsured losses could materially and adversely affect us.

Generally, our borrowers will be responsible for the costs of insurance coverage for the properties we lease, including for casualty, liability, fire, floods, earthquakes, extended coverage and rental or business interruption loss. However, there are certain risks, such as losses from terrorism, that are not generally insured against, or that are not generally fully insured against, because it is not deemed economically feasible or prudent to do so. In addition, changes in the cost or availability of insurance could expose us to uninsured casualty losses. Under certain circumstances insurance proceeds may not be sufficient to restore our economic position with respect to an affected property, and we could be materially and adversely affected. Furthermore, we do not have any insurance designated to limit any losses that we may incur as a result of known or unknown environmental conditions which are not caused by an insured event.

In addition, certain of the properties underlying our loans may be located in areas that are more susceptible to, and could be significantly affected by, natural disasters that could cause significant damage to the properties. If we or our borrowers experience a loss, due to such natural disasters or other relevant factors, that is uninsured or that exceeds policy limits, we could incur significant costs, which could have a material adverse effect on our results of operations, financial condition and cash flows.

Maintenance of our 1940 Act exclusion imposes limits on our operations.

We are not registered as an investment company under the 1940 Act. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the 1940 Act that impose, among other things:

•	limitations on our capital structure and the use of leverage;

•	restrictions on specified investments;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, record keeping, and other rules and regulations that would significantly change our operations.

We conduct our operations so that neither we nor our subsidiaries are required to register as an investment company under the 1940 Act. Section 3(a) (1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. The value of the “investment securities” held by an issuer must be less than 40% of the value of such issuer’s total assets on an unconsolidated basis (exclusive of U.S. government securities and cash items). In addition, we conduct our operations so that neither we nor our subsidiaries will be considered an investment company under Section 3(a)(1)(A) of the 1940 Act, as neither we nor our subsidiaries are engaged primarily nor do we hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we are primarily engaged in the non-investment company businesses of our subsidiaries.

We and certain of our subsidiaries may from time to time rely primarily on the exclusion from the definition of an investment company under Section 3(c)(5)(C) of the 1940 Act, or any other exclusions that may be available to us (other than the exclusions under Section 3(c)(1) or Section 3(c)(7)). Section 3(c)(5)(C) of the 1940 Act is available for entities primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. This exclusion generally requires that at least 55% of our portfolio must be comprised of “qualifying real estate” assets and at least 80% of our portfolio must be comprised of “qualifying real estate” assets and “real estate-related” assets (and no more than 20% comprised of miscellaneous assets). For purposes of the Section 3(c)(5)(C) exclusion, we classify our investments based in large measure on no-action letters issued by the staff of the SEC, and other SEC interpretive guidance and, in the absence of SEC guidance, on our view of what constitutes a “qualifying real estate” asset and a “real estate-related” asset. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action letters were issued more than 20 years ago. Pursuant to this guidance, and depending on the characteristics of the specific investments, certain mortgage loans, participations in mortgage loans, mortgage-backed securities, mezzanine loans, joint venture investments, preferred equity and the equity securities of other entities may not constitute qualifying real estate assets and therefore our investments in these types of assets may be limited. No assurance can be given that the SEC or its staff will concur with our classification of the assets we hold for purposes of the 3(c)(5)(C) exclusion or any other exclusion or exemption under the 1940 Act. Future revisions to the 1940 Act or further guidance from the SEC or its staff may cause us to lose our exclusion from registration or force us to re-evaluate our portfolio and investment strategy. Such changes may prevent us from operating our business successfully.

In order to maintain an exclusion from registration under the 1940 Act, we may be unable to sell assets that we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional income or loss generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire assets that we would otherwise want to acquire and would be important to our strategy.

Although we monitor our portfolio periodically and prior to each acquisition and disposition, we may not be able to maintain an exclusion from registration as an investment company. If we were required to register as an investment company, but failed to do so, we would be prohibited from engaging in our business, and legal proceedings could be instituted against us. In addition, our contracts may be unenforceable, and a court could appoint a receiver to take control of us and liquidate our business, all of which could have a material adverse effect on our results of operations, financial condition and cash flows.

Risks Related to Our Management and Our Relationship With Our Manager

We rely entirely on the management team and employees of our Manager for our day-to-day operations.

We have no employees and do not intend to have employees in the future. We rely entirely on the management team and employees of our Manager for our day-to-day operations, and our Manager has significant discretion as to the implementation of our operating policies and strategies. Our success depends substantially on the efforts and abilities of the management team of our Manager, including Messrs. Uppal, Pinkus and Cooperman, and our Manager’s debt finance professionals. The loss of any of such individuals could have a material adverse effect on our results of operations, financial condition and cash flows

We face certain conflicts of interest with respect to our operations and our relationship with our Manager and its affiliates.

We are subject to conflicts of interest arising out of our relationship with our Manager. We may enter into additional transactions with our Manager, its affiliates, or entities managed by our Manager or its affiliates. In particular, we may invest in, or acquire, certain of our investments through joint ventures or co-investments with other affiliates or purchase assets from, sell assets to or arrange financing from or provide financing to other affiliates, or engage in other transactions with entities managed by our Manger or its affiliates. Future joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on our Manager’s and its affiliates’ financial condition and liquidity, and disputes between us and our Manager or its affiliates. Certain of those transactions will be subject to certain regulatory restrictions as a result of the 1940 Act or the conditions of an order granting exemptive relief to our affiliate, Terra Fund 6. There can be no assurance that any procedural protections will be sufficient to assure that these transactions will be made on terms that will be at least as favorable to us as those that would have been obtained in an arm’s-length transaction.

In addition, we will rely on our Manager for our day-to-day operations. Under the Management Agreement, our Manager has and will have a contractual, as opposed to a fiduciary, relationship with us that limits its obligations to us to those specifically set forth in the Management Agreement. Our Manager may be subject to conflicts of interest in making investment decisions on assets on our behalf as opposed to other entities that have similar investment objectives. Our Manager may have different incentives in determining when to sell assets with respect to which it is entitled to fees and compensation and such determinations may not be in our best interest.

Our Manager and its affiliates serve as manager of certain other funds and investment vehicles, all of which have investment objectives that overlap with ours. In addition, future programs may be sponsored by our Manager and its affiliates. As a result, our Manager and its affiliates may face conflicts of interest arising from potential competition with other programs for investors and investment opportunities. There may be periods during which one or more programs managed by our Manager or its affiliates will be raising capital and which might compete with us for investment capital. Such conflicts may not be resolved in our favor and our investors will not have the opportunity to evaluate the manner in which these conflicts of interest are resolved before or after making their investment.

Our officers and the officers of our Manager are also officers of other affiliates of our Manager; therefore, our officers and the officers of our Manager will face competing demands based on the allocation of investment opportunities between us and our affiliates.

We rely on our officers and the officers of our Manager, including Messrs. Uppal, Pinkus and Cooperman, and the other debt finance professionals of our Manager to identify suitable investments. Certain other companies managed by our Manager or its affiliates also rely on many of these same professionals. These funds have similar investment objectives as we do. Many investment opportunities that are suitable for us may also be suitable for other affiliates advised by our Manager.

When our officers or the officers of our Manager identify an investment opportunity that may be suitable for us as well as an affiliated entity, they, in their sole discretion, will first evaluate the investment objectives of each program to determine if the opportunity is suitable for each program. If the proposed investment is appropriate for more than one program, our Manager will then evaluate the portfolio of each program, in terms of diversity of geography, underlying property type, tenant concentration and borrower, to determine if the investment is most suitable for one program in order to create portfolio diversification. If such analysis is not determinative, our Manager will allocate the investment to the program with uncommitted funds available for the longest period or, to the extent feasible, prorate the investment between the programs in accordance with uninvested funds. As a result, our officers or the officers of our Manager could direct attractive investment opportunities to other affiliated entities or investors. Such events could result in our acquiring investments that provide less attractive returns, which would have a material adverse effect on our results of operations, financial condition and cash flows.

Our Manager, our officers and the debt finance professionals assembled by our Manager will face competing demands relating to their time and this may cause our operations and our investors’ investments to suffer.

We will rely on our Manager, its officers and on the debt finance professionals that our Manager retains to provide services to us for the day-to-day operation of our business. Messrs. Uppal, Pinkus and Cooperman are executive officers of our Manager as well as certain other funds managed by our Manager or its affiliates. As a result of their interests in other programs, their obligations to other investors and the fact that they engage in and will continue to engage in other business activities on behalf of themselves and others, Messrs. Uppal, Pinkus and Cooperman face conflicts of interest in allocating their time between us and other Terra Capital Partners-sponsored programs and other business activities in which they are involved. Should our Manager devote insufficient time or resources to our business, our returns on our direct or indirect investments, may decline, which in turn could have a material adverse effect on our results of operations, financial condition and cash flows.

The compensation that our Manager receives was not determined on an arm’s-length basis and therefore may not be on the same terms as we could achieve from a third-party.

Our Manager’s compensation for services it provides to us was not determined on an arm’s-length basis. We cannot assure you that a third-party unaffiliated with us would not be able to provide such services to us at a lower price.

The base management fees we pay our Manager may reduce its incentive to devote its time and effort to seeking attractive assets for our portfolio because the fees are payable regardless of our performance.

We pay our Manager base management fees regardless of the performance of our portfolio. Our Manager’s entitlement to the base management fee, which is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking assets that provide attractive risk-adjusted returns for our portfolio. We would be required to pay the Manager the base management fee in a particular period even if we experienced a net loss or a decline in the value of our portfolio during that period.

We cannot predict the amounts of compensation to be paid to the Manager.

Because the fees that we pay to the Manager are based in part on the level of our business activity, it is not possible to predict the amounts of compensation that we will be required to pay our Manager. In addition, because key employees of our Manager are given broad discretion to determine when to consummate a transaction, we will rely on these key persons to dictate the level of our business activity. Fees paid to our Manager reduce funds available for payment of distributions to our stockholders and principal and interest payments on our outstanding indebtedness. Because we cannot predict the amount of fees due our Manager, we cannot predict how precisely such fees will impact such payments.

If our Manager causes us to enter into a transaction with an affiliate, our Manager may face conflicts of interest that would not exist if such transaction had been negotiated at arm’s-length with an independent party.

Our Manager may face conflicts of interests if we enter into transactions with affiliates of our Manager, or entities managed by our Manager or its affiliates. In these circumstances, the persons who serve as our Manager’s management team may have a fiduciary responsibility to both us and the affiliate. Transactions between us and our Manager’s affiliates, including entities managed by our Manager or its affiliates, will not have the benefit of arm’s-length negotiation of the type normally conducted between unrelated parties. This conflict of interest may cause our Manager to sacrifice our best interests in favor of its affiliate or the entity it or its affiliates manages, thereby causing us to enter into a transaction that is not in our best interest and that may negatively impact our performance.

Our Manager and its affiliates have limited prior experience operating a REIT and therefore may have difficulty in successfully and profitably operating our business or complying with regulatory requirements, including REIT provisions of the Code, which may hinder their ability to achieve our objectives or result in loss of our qualification as a REIT.

Prior to the completion of the REIT formation transaction, our Manager and its affiliates had no experience operating a REIT or complying with regulatory requirements, including the REIT provisions of the Code. The REIT rules and regulations are highly technical and complex, and the failure to comply with the income, asset, and other limitations imposed by these rules and regulations could prevent us from qualifying as a REIT or could force us to pay unexpected taxes and penalties. Our Manager and its affiliates have limited experience operating a business in compliance with the numerous technical restrictions and limitations set forth in the Code applicable to REITs or the 1940 Act. We cannot assure you that our Manager or our management team will perform on our behalf as they have in their previous endeavors. The inexperience of our Manager and its affiliates described above may hinder our Manager’s ability to achieve our objectives or result in loss of our qualification as a REIT or payment of taxes and penalties. As a result, we cannot assure you that we have been able to or will continue to be able to successfully operate as a REIT, execute our business strategies or comply with regulatory requirements applicable to REITs.

Risks Related to Financing and Hedging

Our board of directors may change our leverage policy and or investment strategy and guidelines, asset allocation and financing strategy without stockholder consent.

We currently have outstanding indebtedness and expect to deploy moderate amounts of additional leverage as part of our operating strategy. Our governing documents contain no limit on the amount of debt we may incur, and, subject to compliance with financial covenants under our borrowings, including under the term loan, the unsecured notes, the repurchase agreement and the revolving line of credit, we may significantly increase the amount of leverage we utilize at any time without approval of our stockholders. Depending on market conditions, additional borrowings may include credit facilities, senior notes (including both a reopening of the unsecured notes or the issuance of a new series), repurchase agreements, additional first mortgage loans and securitizations. In addition, we may divide the loans we originate into senior and junior tranches and dispose of the more senior tranches as an additional means of providing financing to our business. To the extent that we use leverage to finance our assets, we would expect to have a larger portfolio of loan assets, but our financing costs relating to our borrowings will reduce our net income. We may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy such obligations. Any reduction in our ability to make principal and interest payments on our debt obligations, including the term loan, the unsecured notes and the revolving line of credit, may have a material adverse effect on our results of operations, financial condition and cash flows.

Our Manager is authorized to follow broad investment guidelines that have been approved by our board of directors. Those investment guidelines, as well as our target assets, investment strategy, financing strategy and hedging policies with respect to investments, originations, acquisitions, growth, operations, indebtedness, capitalization and distributions, may be changed at any time without notice to, or the consent of, our investors. This could result in a loan portfolio with a different risk profile. A change in our investment strategy may increase our exposure to interest rate risk, default risk and real estate market fluctuations. Furthermore, a change in our asset allocation could result in our making investments in asset categories different from those described herein. These changes could have a material adverse effect on our results of operations, financial condition and cash flows.

We may pursue and not be able to successfully complete securitization transactions, which could limit potential future sources of financing and could inhibit the growth of our business.

We may use additional credit facilities, senior notes (including both a reopening of the unsecured notes or the issuance of a new series), term loans, repurchase agreements, first mortgage loans or other borrowings to finance the origination and/or structuring of real estate-related loans until a sufficient quantity of eligible assets has been accumulated, at which time we may decide to refinance these short-term facilities or repurchase agreements through the securitization market which could include the creation of CMBS, collateralized debt obligations (“CDOs”), or the private placement of loan participations or other long-term financing. If we employ this strategy, we are subject to the risk that we would not be able to obtain, during the period that our short-term financing arrangements are available, a sufficient amount of eligible assets to maximize the efficiency of a CMBS, CDO or private placement issuance. We are also subject to the risk that we are not able to obtain short-term financing arrangements or are not able to renew any short-term financing arrangements after they expire should we find it necessary to extend such short-term financing arrangements to allow more time to obtain the necessary eligible assets for a long-term financing.

The inability to consummate securitizations of our portfolio to finance our real estate-related loans on a long-term basis could require us to seek other forms of potentially less attractive financing or to liquidate assets at an inopportune time or price, which could have a material adverse effect on our results of operations, financial condition and cash flows.

We may be required to repurchase loans or indemnify investors if we breach representations and warranties, which could harm our earnings.

We may, on occasion, consistent with our qualification as a REIT and our desire to avoid being subject to the “prohibited transaction” penalty tax, sell some of our loans in the secondary market or as a part of a securitization of a portfolio of our loans. If we sell loans, we would be required to make customary representations and warranties about such loans to the loan purchaser. Our loan sale agreements may require us to repurchase or substitute loans in the event we breach a representation or warranty given to the loan purchaser. In addition, we may be required to repurchase loans as a result of borrower fraud or in the event of early payment default on a loan. Likewise, we may be required to repurchase or substitute loans if we breach a representation or warranty in connection with our securitizations, if any.

The remedies available to a purchaser of loans are generally broader than those available to us against the originating broker or correspondent. Further, if a purchaser enforces its remedies against us, we may not be able to enforce the remedies we have against the sellers. The repurchased loans typically can only be financed at a steep discount to their repurchase price, if at all. They are also typically sold at a significant discount to the unpaid principal balance (“UPB”). Significant repurchase activity could have a material adverse effect on our results of operations, financial condition and cash flows.

Covenants in our debt agreements may restrict our operating activities and adversely affect our financial condition, operating results and cash flows.

Our debt agreements contain various financial and operating covenants, including, among other things, certain coverage ratios and limitations on our ability to incur secured and unsecured debt. These restrictive covenants and operating restrictions could have a material adverse effect on our operating results, cause us to lose our REIT status, restrict our ability to finance or securitize new originations and acquisitions, force us to liquidate collateral and negatively affect our financial condition and our ability to pay dividends. The breach of any of these covenants, if not cured within any applicable cure period, could result in a default, including a cross-default, and acceleration of certain of our indebtedness. Accelerating repayment and terminating the agreements will require immediate repayment by us of the borrowed funds, which may require us to liquidate assets at a disadvantageous time, causing us to incur further losses and adversely affecting our results of operations and financial condition, which may impair our ability to make principal and interest payments on our debt obligations. Any failure to make payments when due or upon acceleration could result in the foreclosure upon our assets by our lenders.

Our inability to access funding could have a material adverse effect on our results of operations, financial condition and cash flows. We may rely on short-term financing and thus are especially exposed to changes in the availability of financing.

We currently have outstanding indebtedness and expect to use additional borrowings, such as first mortgage financings, credit facilities, senior notes, term loans and repurchase agreements, and other financings, as part of our operating strategy. Our use of financings exposes us to the risk that our lenders may respond to market conditions by making it more difficult for us to renew or replace on a continuous basis our maturing short-term borrowings. If we are not able to renew our then existing short-term facilities or arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under these types of financing, we may have to curtail our asset origination activities and/or dispose of assets.

It is possible that the lenders that provide us with financing could experience changes in their ability to advance funds to us, independent of our performance or the performance of our portfolio of assets. Further, if many of our potential lenders are unwilling or unable to provide us with financing, we could be forced to sell our assets at an inopportune time when prices are depressed. In addition, if the regulatory capital requirements imposed on our lenders change, they may be required to significantly increase the cost of the financing that they provide to us. Our lenders also may revise their eligibility requirements for the types of assets they are willing to finance or the terms of such financings, based on, among other factors, the regulatory environment and their management of perceived risk, particularly with respect to assignee liability. Moreover, the amount of financing we receive under our short-term borrowing arrangements will be directly related to the lenders’ valuation of our targeted assets that cover the outstanding borrowings.

The dislocations in the mortgage sector in the financial crisis that began in 2007 have caused many lenders to tighten their lending standards, reduce their lending capacity or exit the market altogether. Further contraction among lenders, insolvency of lenders or other general market disruptions could adversely affect one or more of our potential lenders and could cause one or more of our potential lenders to be unwilling or unable to provide us with financing on attractive terms or at all. This could increase our financing costs and reduce our access to liquidity, which in turn may have a material adverse effect on our results of operations, financial condition and cash flows.

An increase in our borrowing costs relative to the interest we receive on our leveraged assets may have a material adverse effect on our results of operations, financial condition and cash flows.

As our financings mature, we will be required either to enter into new borrowings or to sell certain of our assets. An increase in short-term interest rates at the time that we seek to enter into new borrowings would reduce the spread between the returns on our assets and the cost of our borrowings. This would adversely affect the returns on our assets, which would reduce our net income and, in turn, have a material adverse effect on our results of operations, financial condition and cash flows.

We may enter into hedging transactions that could expose us to contingent liabilities in the future and adversely impact our financial condition.

Subject to maintaining our qualification as a REIT, part of our strategy may involve entering into hedging transactions that could require us to fund cash payments in certain circumstances (such as the early termination of a hedging instrument caused by an event of default or other early termination event). The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges, and these economic losses will be reflected in our results of operations. We may also be required to provide margin to our counterparties to collateralize our obligations under hedging agreements. Our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time. The need to fund these obligations could have a material adverse effect on our results of operations, financial condition and cash flows.

If we attempt to qualify for fair value hedge accounting treatment for any derivative instruments, but we fail to so qualify, we may suffer because losses on the derivatives that we enter into may not be offset by a change in the fair value of the related hedged transaction.

If we attempt to qualify for hedge accounting treatment for any derivative instruments, but we fail to so qualify for a number of reasons, including if we use instruments that do not meet the definition of a derivative (such as short sales), if we fail to satisfy hedge documentation and hedge effectiveness assessment requirements, or if our instruments are not highly effective, we may suffer because losses on any derivatives we hold which may not be offset by a change in the fair value of the related hedged transaction.

Risks Related to Our Organization and Structure

Our rights to take action against our directors and officers are limited.

Our charter limits the liability of our present and former directors and officers to us for money damages to the maximum extent permitted under Maryland law. Under Maryland law, our present and former directors and officers will not have any liability to us for money damages other than liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty by the director or officer that was established by a final judgment and was material to the cause of action adjudicated.

Our charter authorizes us to indemnify our directors and officers for actions taken by them in those and other capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each present and former director or officer, and each person who served any predecessor of our company, including the Terra Funds, in a similar capacity, to the maximum extent permitted by Maryland law, in connection with the defense of any proceeding to which he or she is made, or threatened to be made, a party or a witness by reason of his or her service to us or such predecessor. In addition, we may be obligated to pay or reimburse the expenses incurred by such persons in any such proceedings without requiring a preliminary determination of their ultimate entitlement to indemnification.

Rapid changes in the values of our assets may make it more difficult for us to maintain our qualification as a REIT or our exclusion from the 1940 Act.

If the fair market value or income potential of our assets declines as a result of increased interest rates, prepayment rates, general market conditions, government actions or other factors, we may need to increase our real estate assets and income or liquidate our non-qualifying assets to maintain our REIT qualification or our exclusion from the 1940 Act. If the decline in real estate asset values or income occurs quickly, this may be especially difficult to accomplish. We may have to make decisions that we otherwise would not make absent the REIT and 1940 Act considerations.

Our ownership limitations may restrict our change of control or business combination opportunities.

In order for us to qualify as a REIT under the Code, shares of our stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To assist us in preserving our REIT qualification, among other purposes, our charter generally prohibits any person from directly or indirectly owning more than 9.8% by value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock, the outstanding shares of any class or series of our preferred stock or the aggregate outstanding shares of all classes and series of our capital stock. These ownership limits could have the effect of discouraging a takeover or other transaction.

Risks Related to Our Qualification as a REIT

Our failure to qualify or remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which could have a material adverse effect on our results of operations, financial condition and cash flows.

We believe that we have been organized and operated in a manner that has enabled us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2016, and we intend to continue to operate in a manner that will allow us to continue to so qualify. So long as we qualify as a REIT, we generally are not subject to U.S. federal income tax on our net taxable income to the extent that we annually distribute all of our net taxable income to our stockholders. We have not requested, and do not intend to request a ruling from the IRS that we qualify as a REIT. The U.S. federal income tax laws governing REITs are complex, and judicial and administrative interpretations of the U.S. federal income tax laws governing REIT qualification are limited.

To qualify as a REIT, we must meet, on an ongoing basis, various tests regarding the nature and diversification of our assets and our income, the ownership of our outstanding shares and the amount of our distributions. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to manage successfully the composition of our income and assets on an ongoing basis. Our ability to satisfy these asset tests depends upon our analysis of the characterization of our assets for U.S. federal income tax purposes and fair market values of our assets. The fair market values of certain of our assets are not susceptible to a precise determination, and we will generally not obtain independent appraisals of such assets. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it difficult or impossible for us to qualify as a REIT. Thus, while we believe that we have been organized and operated and intend to continue to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, no assurance can be given that we have qualified or will qualify as a REIT for any particular year.

If we fail to qualify as a REIT in any taxable year, and we do not qualify for certain statutory relief, we would be required to pay U.S. federal income tax, including applicable state and local taxes, on our taxable income at regular corporate rates, and distributions to our stockholders would not be deductible by us in determining our taxable income. In such a case, we might need to borrow money, sell assets, or reduce or even cease making principal and interest payments on our outstanding indebtedness in order to pay our taxes. Our payment of income tax would reduce significantly the amount of operating cash flow available for principal and interest payments on our indebtedness and distributions to our stockholders. In addition, unless we were eligible for certain statutory relief provisions, we could not re-elect to be taxed as a REIT until the fifth calendar year following the year in which we failed to qualify.

REIT distribution requirements could adversely affect our ability to execute our business plan and may require us to incur debt or sell assets to make such distributions.

In order to qualify as a REIT, we must distribute to our stockholders, each calendar year, at least 90% of our REIT taxable income (including certain items of non-cash income), determined without regard to the deduction for dividends paid and excluding net capital gain. To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our taxable income, we will be subject to U.S. federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to distribute our taxable income to our stockholders in a manner intended to satisfy the 90% distribution requirement and to avoid both corporate income tax and the 4% nondeductible excise tax.

Differences in timing between our recognition of taxable income and the actual receipt of cash may occur. For example, we may be required to accrue income from mortgage loans before we receive any payments of interest or principal on such assets. We generally are required to recognize certain amounts in income no later than the time such amounts are reflected on our financial statements. The application of this rule may require the accrual of income with respect to our loans earlier than would be the case under the otherwise applicable tax rules. Also, in certain circumstances our ability to deduct interest expenses for U.S. federal income tax purposes may be limited. As a result of the foregoing, we may generate less cash flow than taxable income in a particular year and find it difficult or impossible to meet the REIT distribution requirements in certain circumstances. In particular, where we experience differences in timing between the recognition of taxable income and the actual receipt of cash, the requirement to distribute a substantial portion of our taxable income could cause us to: (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt, (iv) make a taxable distribution of our shares as part of a distribution in which stockholders may elect to receive shares or (subject to a limit measured as a percentage of the total distribution) cash or (v) use cash reserves, in order to comply with the REIT distribution requirements and to avoid U.S. federal corporate income tax and the 4% nondeductible excise tax. Thus, compliance with the REIT distribution requirements may hinder our ability to grow, which could have a material adverse effect on our results of operations, financial condition and cash flows.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from certain activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes, such as mortgage recording taxes. In addition, we could, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT. Any of these taxes would reduce cash available for principal and interest payments on our outstanding indebtedness or distributions to our stockholders. In addition, we will be subject to a 100% tax on gains derived from the disposition of dealer property or inventory. In order to meet the REIT qualification requirements, we may hold some of our assets or engage in certain activities that would otherwise be nonqualifying for REIT purposes through a TRS or other subsidiary corporation that will be subject to corporate-level income tax at regular rates. In addition, although the Merger was intended to be treated as a tax-free reorganization for U.S. federal income tax purposes, if the Merger is determined not to have qualified for such tax-free treatment, or if Terra Property Trust 2 is determined to have failed to qualify as a REIT, we could be subject to additional tax liabilities. In addition, we would inherit any liability with respect to unpaid taxes of Terra Property Trust 2 for any periods prior to the Merger for which Terra Property Trust 2 did not qualify as a REIT. Any resulting taxes would decrease the cash available for distributions to our stockholders.

Complying with the REIT requirements may force us to liquidate or forego otherwise attractive investments.

In order to qualify as a REIT, we annually must satisfy two gross income requirements. First, at least 75% of our gross income for each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from investments relating to real property or mortgages on real property, including interest income derived from mortgage loans secured by real property (including certain types of qualified mezzanine loans and mortgage-backed securities), “rents from real property,” dividends received from and gain from the disposition of shares of other REITs, and gains from the sale of real estate assets, as well as income from certain kinds of qualified temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. We may receive various fees in connection with our operations. The fees generally will be qualifying income for purposes of both the 75% and 95% gross income tests if they are received in consideration for entering into an agreement to make a loan secured by real property and the fees are not determined by income or profits. In addition, we also treat any origination fees we receive as a reduction in the principal balance of our loans, which we accrue over the life of the relevant loan under the original issue discount rules, discussed below. We treat any exit fees and other fees representing charges for the use or forbearance of money as additional interest. Other fees which are considered compensation for services are not qualifying income for purposes of either the 75% or 95% gross income test.

Further, at the end of each calendar quarter, at least 75% of the value of our total assets must consist of cash, cash items, government securities, shares in other REITs and other qualifying real estate assets, including certain mortgage loans, mezzanine loans and certain mortgage-backed securities. The remainder of our investment in securities (other than government securities, TRS securities and securities that are qualifying real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than government securities, TRS securities and securities that are qualifying real estate assets) can consist of the securities of any one issuer, no more than 20% of the value of our total assets can be represented by securities of one or more TRSs, and no more than 25% of the value of our assets can consist of debt instruments issued by publicly offered REITs that are not otherwise secured by real property. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences.

As a result, we may be required to liquidate from our portfolio, or contribute to a TRS, otherwise attractive investments, and may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source of income or asset diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make, and, in certain cases, maintain ownership of certain attractive investments. These actions could have the effect of reducing our income, which could have a material adverse effect on our results of operations, financial condition and cash flows.

Our preferred equity and mezzanine loan investments may fail to qualify as real estate assets for purposes of the REIT gross income and asset tests, which could jeopardize our ability to qualify as a REIT.

The IRS has issued Revenue Procedure 2003-65, which provides a safe harbor pursuant to which a mezzanine loan that is secured by interests in a partnership or other pass-through entity will be treated by the IRS as a real estate asset for purposes of the REIT assets tests, and interest derived from such a loan will be treated as qualifying mortgage interest for purposes of the REIT 75% and 95% income tests. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We own, and may acquire in the future, certain mezzanine loans and preferred equity investments (which we treat as mezzanine loans for U.S. federal income tax purposes) that do not satisfy all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure. Consequently, there can be no assurance that the IRS will not successfully challenge the tax treatment of such mezzanine loans or preferred equity investments as qualifying real estate assets. To the extent that such mezzanine loans or preferred equity investments do not qualify as real estate assets, the interest income from such mezzanine loans or preferred equity investments would be qualifying income for the REIT 95% gross income test, but not for the REIT 75% gross income test, and such mezzanine loans or preferred equity investments would not be qualifying assets for the REIT 75% asset test and would be subject to the REIT 5% and 10% asset tests, which could jeopardize our ability to qualify as a REIT.

The IRS may successfully challenge the treatment of our preferred equity and mezzanine loan investments as debt for U.S. federal income tax purposes.

We invest in certain real estate-related investments, including mezzanine loans, first mortgage loans, and preferred equity investments. There is limited case law and administrative guidance addressing whether certain preferred equity investments or mezzanine loans will be treated as equity or debt for U.S. federal income tax purposes. Our Manager received an opinion of prior tax counsel regarding the treatment of one of our fixed return preferred equity investments and future similarly structured investments as debt for U.S. federal income tax purposes. We treat preferred equity investments which we currently hold as debt for U.S. federal income tax purposes and as mezzanine loans that qualify as real estate assets, as discussed above. No private letter rulings have been obtained on the characterization of these investments for U.S. federal income tax purposes and an opinion of counsel is not binding on the IRS; therefore, no assurance can be given that the IRS will not successfully challenge the treatment of such preferred equity investments as debt and as qualifying real estate assets. If a preferred equity investment or mezzanine loan owned by us was treated as equity for U.S. federal income tax purposes, we would be treated as owning a proportionate share of the assets and earning a proportionate share of the gross income of the partnership or limited liability company that issued the preferred equity interest. Certain of these partnerships and limited liability companies are engaged in activities that could cause us to be considered as earning significant nonqualifying income, which would likely cause us to fail to qualify as a REIT or pay a significant penalty tax to maintain our REIT qualification.

The failure of assets subject to repurchase agreements to qualify as real estate assets could adversely affect our ability to qualify as a REIT.

We have entered into, and may in the future enter into additional, financing arrangements that are structured as sale and repurchase agreements pursuant to which we nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase such assets at a later date in exchange for a purchase price. Economically, these agreements are financings that are secured by the assets sold pursuant thereto. We believe that we will be treated for REIT asset and income test purposes as the owner of the assets that are the subject of such sale and repurchase agreements notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we are not the owner of the assets during the term of the sale and repurchase agreement, in which case we could fail to qualify as a REIT.

We may be required to report taxable income from certain investments in excess of the economic income we ultimately realize from them.

We may acquire or originate loans that will be treated as having “original issue discount” for U.S. federal income tax purposes because interest on such securities will not be payable currently, but rather will be added to the outstanding loan balance as it accrues. We will be required to accrue such interest income based on a constant yield method notwithstanding the fact that such interest income is not yet payable, and we will therefore be taxed based on the assumption that all future projected interest payments due on such securities will be made. If such securities turn out not to be fully collectible, an offsetting loss deduction will become available only in the later year that uncollectability is provable. While we would in general ultimately have an offsetting loss deduction available to us when such interest was determined to be uncollectible, the utility of that deduction could depend on our having taxable income in that later year or thereafter.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate and currency risks will generally be excluded from gross income for purposes of the 75% and 95% gross income tests if (i) the instrument (A) hedges interest rate risk or foreign currency exposure on liabilities used to carry or acquire real estate assets, (B) hedges risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests or (C) hedges an instrument described in clause (A) or (B) for a period following the extinguishment of the liability or the disposition of the asset that was previously hedged by the hedged instrument, and (ii) such instrument is properly identified under the applicable Treasury Regulations.

As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous or implement those hedges through a TRS. This could increase the cost of our hedging activities because a TRS would be subject to corporate tax on its income. Moreover, the limits on our use of hedging techniques could expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in a TRS would generally not provide any tax benefit to us since such losses may not be used to offset our taxable income, although such losses may be carried forward to offset future taxable income of the TRS.

The tax on prohibited transactions will limit our ability to engage in transactions, including sales of participation interests in loans and securitizations, that would be treated as sales of dealer property for U.S. federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including loans, held as inventory or primarily for sale to customers in the ordinary course of business. We occasionally sell participation interests in loans which we have originated; however, we do not expect to engage in a significant number of such sales or that such sales will generate significant gains, if any. To the extent that we were to sell loans or participations therein in a manner that we believe could expose us to the prohibited transaction tax, we intend to conduct such activities through a TRS. In addition, we may decide to pursue securitization transactions to finance our real estate-related loans. To the extent that the securitization transactions were structured in a manner that we believe could expose us to the prohibited transactions tax, we intend to conduct such activities through a TRS.

A failure to comply with the limits on our ownership of and relationship with our TRSs, if any, would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

Although our use of TRSs may be able to partially mitigate the impact of meeting the requirements necessary to maintain our qualification as a REIT, our ownership of and relationship with any TRSs is subject to limitations, and a failure to comply with the limits would jeopardize our REIT qualification and our transactions with such TRSs may result in the application of a 100% excise tax if such transactions are not conducted on arm’s-length terms.

A REIT may own up to 100% of the stock of one or more TRSs. Subject to certain exceptions, a TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Both the subsidiary corporation and the REIT must jointly elect to treat the subsidiary corporation as a TRS. Any TRS that we form will pay U.S. federal, state and local income tax on its taxable income, and its after-tax net income will be available for distribution to us but is not required to be distributed to us.

Overall, no more than 20% of the value of a REIT’s total assets may consist of stock or securities of one or more TRSs. We intend to limit the aggregate value of the stock and securities of our TRSs, if any, to less than 20% of the value of our total assets (including such TRS stock and securities). Furthermore, we will monitor the value of our respective investments in our TRSs for the purpose of ensuring compliance with TRS ownership limitations.

In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. To the extent we form a TRS, we will scrutinize all of our transactions with such TRS to ensure that they are entered into on arm’s length terms to avoid incurring the 100% excise tax.

We may engage in transactions with a TRS, in which case we intend to conduct our affairs so that we will not be subject to the 100% excise tax with respect to transactions with such TRS and so that we will comply with all other requirements applicable to our ownership of TRSs. There can be no assurance, however, that we will be able to comply with the 20% limitation discussed above or to avoid application of the 100% excise tax discussed above.

Legislative, regulatory or administrative changes could adversely affect us.

The U.S. federal income tax laws and regulations governing REITs and their investors, as well as the administrative interpretations of those laws and regulations, are constantly under review and may be changed at any time, possibly with retroactive effect. No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to us and our investors may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal tax laws could adversely affect an investment in us.

Prospective investors are urged to consult with their tax advisors regarding the potential effects of legislative, regulatory or administrative developments on an investment in our company.

Your investment has various U.S. federal tax risks.

An investment in us involves complex U.S. federal, state and local income tax considerations that will differ for each investor. Prospective investors should consult with their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences applicable to an investment in us.

General Risk Factors

The effects of the ongoing COVID-19 pandemic, as well as any future pandemics or similar events, and the actions taken in response thereto, may adversely affect our investments and operations.

In December 2019, a COVID-19 outbreak was reported in China, and, in March 2020, the World Health Organization declared it a global pandemic. The ongoing COVID-19 pandemic has severely disrupted global economic activity and financial markets, which could worsen. The global impact of the outbreak has continued to rapidly evolve and many countries, including the United States, have reacted by instituting quarantines, mandating business and school closures and restricting travel. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of the COVID-19 pandemic. Nevertheless, the COVID-19 pandemic presents material uncertainty and risk with respect to our performance and financial results.

As a result of a significant portion of our investments being in preferred equity of entities that own, mezzanine loans and first mortgages secured by office, multifamily and hospitality properties located in the United States, the ongoing COVID-19 pandemic will impact our investments and operating results to the extent that it reduces occupancy, increases the cost of operation or results in limited hours or necessitates the closure of such properties. The borrowers under the first mortgages, mezzanine loans or preferred equity in which we invest may fail to make timely and required payments under the terms of such instruments. In addition, quarantines, states of emergencies and other measures taken to curb the spread of the COVID-19 pandemic may negatively impact the ability of such properties to continue to obtain necessary goods and services or provide adequate staffing, which may also adversely affect our investments and operating results.

The world-wide economic downturn resulting from the COVID-19 pandemic could negatively impact our investments and operations, as well as our ability to make distributions to our stockholders and principal and interest payments on our indebtedness. The extent to which the COVID-19 pandemic impacts our investments and operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the future rate of occurrence or mutation of COVID-19, continuation of or changes in governmental responses to the ongoing COVID-19 pandemic, and the effectiveness of responsive actions taken in the United States and other countries to contain and manage the disease. Although the U.S. Food and Drug Administration has approved certain therapies and three vaccines for emergency use and distribution to certain groups of individuals as of the date of this report, the rollout of vaccine distribution has encountered significant delays, and there remain uncertainties as to the amount of vaccine available for distribution, the logistics of implementing a national vaccine program, and the overall efficacy of the vaccines once widely administered, especially as new strains of COVID-19 have been discovered. In addition, the level of resistance that new strains of COVID-19 have to the existing vaccines, if any, and the overall percentage of the population able and willing to receive the vaccination, remains unknown. Until such therapies and vaccines are widely available and effective, the pandemic and public and private responses to the pandemic may lead to deterioration of economic conditions, an economic downturn or a recession at a global scale, which could materially affect our performance, financial condition, results of operations and cash flows. Any other pandemics or similar events in the future could also similarly have a material adverse effect on our investments and operations, as well as our ability to make distributions to our stockholders and principal and interest payments on our indebtedness.

Future recessions, downturns, disruptions or instability could have a materially adverse effect on our results of operations, financial condition and cash flows.

From time to time, the global capital markets may experience periods of disruption and instability, which could cause disruptions in liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and the failure of major financial institutions. Despite actions of U.S. and foreign governments, these events could contribute to worsening general economic conditions that materially and adversely impact the broader financial and credit markets and reduce the availability of debt and equity capital for the market as a whole and financial services firms in particular.

Deterioration of economic and market conditions in the future could negatively impact credit spreads as well as our ability to obtain financing, particularly from the debt markets, which in turn may have a material adverse effect on our results of operations, financial condition and cash flows.

Returns on our real estate-related loans may be limited by regulations.

Our loan investments may be subject to regulation by federal, state and local authorities and subject to various laws and judicial and administrative decisions. We may determine not to make or invest in real estate-related loans in any jurisdiction in which we believe we have not complied in all material respects with applicable requirements, which reduce the amount of income we would otherwise receive.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our administrative and principal executive offices are located at 550 Fifth Avenue, 6th Floor, New York, New York 10036. We believe that our office facilities are suitable and adequate for our business as it is presently conducted.

Item 3. Legal Proceedings.

Neither we nor our Manager is currently subject to any material legal proceedings, nor, to our knowledge, are material legal proceedings threatened against us or our Manager. From time to time, we and individuals employed by our Manager or its affiliates may be a party to certain legal proceedings in the ordinary course of business. While the outcome of these legal proceedings cannot be predicted with certainty, we do not expect that these proceedings will have a material effect upon our financial condition or results of operations.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

There is no established trading market for our shares of common stock. As of March 11, 2022, we had 19,487,460 shares of common stock outstanding held by two investors. As of March 11, 2022, there were no outstanding options, warrants to purchase our common stock or securities convertible into our shares of common stock.

Sales of Unregistered Equity Securities

There were no sales of unregistered equity securities during the year ended December 31, 2021.

Issuer Purchases of Equity Securities

There were no issuer purchases of equity securities during the year ended December 31, 2021.

Item 6. [Reserved].

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The information contained in this section should be read in conjunction with our audited consolidated financial statements and related notes thereto and other financial information included elsewhere in this annual report on Form 10-K.

Overview

We are a real estate credit focused company that originates, structures, funds and manages commercial real estate credit investments, including mezzanine loans, first mortgage loans, subordinated mortgage loans and preferred equity investments throughout the United States, which we collectively refer to as our targeted assets. Our loans finance the acquisition, construction, development or redevelopment of quality commercial real estate in the United States. We focus on the origination of middle market loans in the approximately $10 million to $50 million range, to finance properties primarily in primary and secondary markets. We believe loans in this size range are subject to less competition, offer higher risk adjusted returns than larger loans with similar risk metrics and facilitate portfolio diversification. Our investment objective is to provide attractive risk-adjusted returns to our stockholders, primarily through regular distributions. There can be no assurances that we will be successful in meeting our investment objective.

As of December 31, 2021, we held a net loan portfolio (gross loans less obligations under participation agreements and secured borrowing) comprised of 21 loans in nine states with an aggregate net principal balance of $403.6 million, a weighted average coupon rate of 7.4%, a weighted average loan-to-value ratio of 74.1% and a weighted average remaining term to maturity of 1.7 years.

Each of our loans was originated by Terra Capital Partners or its affiliates. Our portfolio is diversified based on location of the underlying properties, loan structure and property type. As of December 31, 2021, our portfolio included underlying properties located in 21 markets, across nine states and includes property types such as multifamily housing, hotels, student housing, commercial offices, medical offices, mixed-use and industrial properties. The profile of these properties ranges from stabilized and value-added properties to pre-development and construction. Our loans are structured across mezzanine debt, first mortgages, preferred equity investments and credit facilities.

We were incorporated under the general corporation laws of the State of Maryland on December 31, 2015. Through December 31, 2015, our business was conducted through a series of predecessor private partnerships. At the beginning of 2016, we completed the merger of these private partnerships into a single entity as part of our plan to reorganize our business as a REIT for federal income tax purposes. Following the REIT formation transaction, Terra Fund 5 contributed the consolidated portfolio of net assets of the Terra Funds to our company in exchange for all of the shares of our common stock.

On March 1, 2020, Terra Property Trust 2 merged with and into our company, and we continued as the surviving corporation. In connection with the Merger, we issued 2,116,785.76 shares of our common stock to Terra Fund 7, the sole stockholder of Terra Property Trust 2, in exchange for the settlement of $17.7 million of participation interests in loans held by us, cash of $16.9 million and other working capital. In addition, on March 2, 2020, we issued 2,457,684.59 shares of our common stock to Terra Offshore REIT in exchange for the settlement of $32.1 million of participation interests in loans also held by us, $8.6 million in cash and other net working capital. The shares of common stock were issued in private placements in reliance on Section 4(a)(2) under the Securities Act, and the rules and regulations promulgated thereunder. We consummated these transactions with the objective of increasing the size and scale of our loan portfolio, further strengthening our balance sheet and positioning us for future growth. On April 29, 2020, we repurchased the 212,691 shares of common stock we had previously sold to Terra Offshore REIT on September 30, 2019. As of December 31, 2021, Terra JV held 87.4% of the issued and outstanding shares of our common stock with the remainder held by Terra Offshore REIT, and Terra Fund 5 and Terra Fund 7 owned an 87.6% and 12.4% interest, respectively, in Terra JV.

As previously disclosed, we continue to explore alternative liquidity transactions on an opportunistic basis to maximize stockholder value. Examples of the alternative liquidity transactions that, depending on market conditions, may be available to us include a listing of our shares of common stock on a national securities exchange, adoption of a share repurchase plan, a liquidation of our assets, a sale of our company or a strategic business combination, in each case, which may include the in-kind distribution of our shares of common stock indirectly owned by certain Terra Funds to the ultimate investors in the Terra Funds. We may pursue such a liquidity transaction as early as 2022, but we cannot provide any assurance that any alternative liquidity transaction will be available to us or, if available, that we will pursue or be successful in completing any such alternative liquidity transaction.

We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2016. So long as we qualify as a REIT, we generally are not subject to U.S. federal income tax on our net taxable income to the extent that we annually distribute all of our net taxable income to our stockholders.

Recent Developments

The COVID-19 pandemic has evolved from its emergence in early 2020, so has its global impact. Many countries have re-instituted, or strongly encouraged, varying levels of quarantines and restrictions on travel and in some cases have at times limited operations of certain businesses and taken other restrictive measures designed to help slow the spread of COVID-19 and its variants. Governments and businesses have also instituted vaccine mandates and testing requirements for employees. While vaccine availability and uptake has increased, the longer-term macro-economic effects on global supply chains, inflation, labor shortages and wage increases continue to impact many industries, including the collateral underlying certain of our loans. Moreover, with the potential for new strains of COVID-19 to emerge, governments and businesses may re-impose aggressive measures to help slow its spread in the future. For this reason, among others, as the COVID-19 pandemic continues, the potential global impacts are uncertain and difficult to assess.

Portfolio Summary

The following tables provide a summary of our net loan portfolio as of December 31, 2021 and 2020:

	December 31, 2021
	Fixed Rate	Floating Rate (1)(2)(3)	Total Gross Loans	Obligations under Participation Agreements and Secured Borrowing	Total Net Loans
Number of loans	6	15	21	4	21
Principal balance	$74,880,728	$405,270,423	$480,151,151	$76,569,398	$403,581,753
Amortized cost	75,520,212	394,153,102	469,673,314	76,818,156	392,855,158
Fair value	75,449,410	391,752,209	467,201,619	75,900,089	391,301,530
Weighted average coupon rate	12.39%	7.01%	7.85%	10.40%	7.37%
Weighted-average remaining term (years)	1.93	1.45	1.53	0.82	1.66

	December 31, 2020
	Fixed Rate	Floating Rate (1)(2)(3)	Total Gross Loans	Obligations under Participation Agreements and Secured Borrowing	Total Net Loans
Number of loans	6	14	20	8	20
Principal balance	$56,335,792	$367,838,966	$424,174,758	$89,548,151	$334,626,607
Amortized cost	56,464,310	365,816,205	422,280,515	89,769,560	332,510,955
Fair value	56,284,334	363,122,860	419,407,194	87,730,239	331,676,955
Weighted average coupon rate	12.17%	7.95%	8.51%	10.16%	8.07%
Weighted-average remaining term (years)	1.78	1.44	1.48	1.08	1.59

(1)	These loans pay a coupon rate of LIBOR plus a fixed spread. Coupon rate shown was determined using LIBOR of 0.10% and 0.14% as of December 31, 2021 and 2020.
(2)

As of December 31, 2021 and 2020, amounts included $163.1 million and $184.2 million of senior mortgages used as collateral for $93.8 million and $107.6 million of borrowings under a term loan, respectively. As of December 31, 2021, amounts also included $60.1 million of senior mortgages used as collateral for $38.6 million of borrowings under a revolving line of credit and $67.4 million of senior mortgages used as collateral for $44.6 million of borrowings under a repurchase agreement. Borrowings under the term loan bear interest at an annual rate of LIBOR plus 4.25% with a LIBOR floor of 1.00%. Borrowings under the revolving line of credit bear interest at a minimum rate of 4.0%. Borrowings under the repurchase agreement bears interest at an annual rate of LIBOR plus an applicable spread which ranges from 1.60% to 1.85%.

(3)	As of December 31, 2021 and 2020, thirteen and twelve of these loans, respectively, are subject to a LIBOR floor.

In addition to our net loan portfolio, as of December 31, 2021 and 2020, we owned 4.9 acres of adjacent land acquired pursuant to a deed in lieu of foreclosure and a multi-tenant office building acquired pursuant to a foreclosure. The land and building and related lease intangible assets and liabilities had a net carrying value of $56.1 million and $62.9 million as of December 31, 2021 and 2020, respectively. The mortgage loan payable encumbering the office building had an outstanding principal amount of $32.0 million and $44.0 million as of December 31, 2021 and 2020, respectively.

Additionally, as of December 31, 2021 and 2020, we owned 50.0% and 90.3%, respectively, of equity interest in a limited partnership that invests primarily in performing and non-performing mortgages, loans, mezzanines and other credit instruments supported by underlying commercial real estate assets. During 2021, we purchased equity interests in two joint ventures. As of December 31, 2021 and 2020, these equity interests had total carrying value of $69.7 million and $36.3 million, respectively.

Portfolio Investment Activity

For the years ended December 31, 2021 and 2020, we invested $117.3 million and $48.2 million in new and add-on investments and had $85.1 million and $31.3 million of repayments, resulting in net investments of $32.5 million and $16.9 million, respectively. Amounts are net of obligations under participation agreements, secured borrowing, borrowings under the master repurchase agreement, the term loan, the repurchase agreement and the revolving line of credit.

Net Loan Portfolio Information

The tables below set forth the types of loans in our loan portfolio, as well as the property type and geographic location of the properties securing these loans, on a net loan basis, which represents our proportionate share of the loans, based on our economic ownership of these loans.

	December 31, 2021			December 31, 2020
Loan Structure	Principal Balance	Carrying Value	% of Total	Principal Balance	Carrying Value	% of Total
First mortgages	$310,933,350	$313,515,326	79.8%	$209,660,270	$210,694,778	63.3%
Preferred equity investments	63,441,546	63,515,633	16.2%	101,019,788	101,267,732	30.5%
Mezzanine loans	17,444,357	17,622,804	4.5%	23,946,549	24,287,203	7.3%
Credit facility	11,762,500	11,859,876	3.0%	—	—	—%
Allowance for loan losses	—	(13,658,481)	(3.5)%	—	(3,738,758)	(1.1)%

Total	$403,581,753	$392,855,158	100.0%	$334,626,607	$332,510,955	100.0%

	December 31, 2021			December 31, 2020
Property Type	Principal Balance	Carrying Value	% of Total	Principal Balance	Carrying Value	% of Total
Office	$166,071,342	$166,836,320	42.5%	$145,560,299	$146,010,011	43.9%
Multifamily	72,999,417	73,955,240	18.8%	103,057,678	103,678,464	31.1%
Hotel - full/select service	56,847,381	57,395,682	14.6%	49,142,809	49,393,251	14.9%
Student housing	31,000,000	31,565,670	8.0%	3,000,000	3,204,375	1.0%
Infill land	28,960,455	28,923,827	7.4%	5,847,837	5,901,575	1.8%
Mixed use	28,940,658	28,977,024	7.4%	16,767,984	16,767,984	5.0%
Industrial	18,762,500	18,859,876	4.8%	7,000,000	7,000,000	2.1%
Hotel - extended stay	—	—	—%	4,250,000	4,294,053	1.3%
Allowance for loan losses	—	(13,658,481)	(3.5)%	—	(3,738,758)	(1.1)%

Total	$403,581,753	$392,855,158	100.0%	$334,626,607	$332,510,955	100.0%

	December 31, 2021			December 31, 2020
Geographic Location	Principal Balance	Carrying Value	% of Total	Principal Balance	Carrying Value	% of Total
United States
California	$187,209,547	$189,082,380	48.1%	$143,454,602	$144,066,584	43.3%
New York	63,441,546	63,515,633	16.2%	56,058,669	56,139,234	16.9%
Georgia	53,289,288	53,536,884	13.6%	74,116,787	74,505,752	22.4%
North Carolina	44,492,971	44,704,699	11.4%	28,647,837	28,802,869	8.7%
Utah	28,000,000	28,420,056	7.2%	—	—	—%
Texas	13,625,000	13,725,690	3.5%	3,848,712	3,887,200	1.2%
Massachusetts	7,000,000	7,000,000	1.8%	7,000,000	7,000,000	2.1%
Washington	3,523,401	3,382,683	0.9%	18,500,000	18,643,699	5.5%
South Carolina	3,000,000	3,145,614	0.8%	3,000,000	3,204,375	1.0%
Allowance for loan losses	—	(13,658,481)	(3.5)%	—	(3,738,758)	(1.1)%

Total	$403,581,753	$392,855,158	100.0%	$334,626,607	$332,510,955	100.0%

Factors Impacting Operating Results

Our results of operations are affected by a number of factors and primarily depend on, among other things, the level of the interest income from targeted assets, the market value of our assets and the supply of, and demand for, real estate-related loans, including mezzanine loans, first mortgage loans, subordinated mortgage loans, preferred equity investments and other loans related to high quality commercial real estate in the United States, and the financing and other costs associated with our business. Interest income and borrowing costs may vary as a result of changes in interest rates, which could impact the net interest we receive on our assets. Our operating results may also be impacted by conditions in the financial markets and unanticipated credit events experienced by borrowers under our loan assets.

Credit Risk

Credit risk represents the potential loss that we would incur if our borrowers failed to perform pursuant to the terms of their obligations to us. With respect to our loan portfolio, we seek to manage credit risk by limiting exposure to any one individual borrower and any one asset class.

Additionally, our Manager employs an asset management approach and monitors the portfolio of investments through, at a minimum, quarterly financial review of property performance including net operating income, loan-to-value, debt service coverage ratio and the debt yield. Our Manager also requires certain borrowers to establish an interest reserve, as a form of additional collateral, for the purpose of providing for future interest or property-related operating payments.

The performance and value of our loans depends upon the sponsors’ ability to operate or manage the development of the respective properties that serve as collateral so that each property’s value ultimately supports the repayment of the loan balance. Mezzanine loans and preferred equity investments are subordinate to senior mortgage loans and, therefore, involve a higher degree of risk. In the event of a default, mezzanine loans and preferred equity investments will be satisfied only after the senior lender’s investment is fully recovered. As a result, in the event of a default, we may not recover all of our investments.

In addition, we are exposed to the risks generally associated with the commercial real estate market, including variances in occupancy rates, capitalization rates, absorption rates, and other macroeconomic factors beyond our control. We seek to manage these risks through our Manager’s underwriting and asset management processes.

The COVID-19 pandemic has significantly impacted the commercial real estate markets, causing reduced occupancy, requests from tenants for rent deferral or abatement, and delays in construction and development projects currently planned or underway. While the economy has improved significantly, macroeconomic trends associated with COVID-19 pandemic have persisted and could continue to persist and impair our borrowers’ ability to pay principal and interest due to us under our loan agreements.

We maintain all of our cash at financial institutions which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Concentration Risk

We hold real estate-related loans. Thus, our loan portfolio may be subject to a more rapid change in value than would be the case if it were required to maintain a wide diversification among industries, companies and types of loans. The result of such concentration in real estate assets is that a loss in such loans could materially reduce our capital.

Interest Rate Risk

Interest rate risk represents the effect from a change in interest rates, which could result in an adverse change in the fair value of our interest-bearing financial instruments. With respect to our business operations, increases in interest rates, in general, may over time cause: (i) the interest expense associated with variable rate borrowings to increase; (ii) the value of real estate-related loans to decline; (iii) coupons on variable rate loans to reset, although on a delayed basis, to higher interest rates; (iv) to the extent applicable under the terms of our investments, prepayments on real estate-related loans to slow; and (v) to the extent we enter into interest rate swap agreements as part of our hedging strategy, the value of these agreements to increase.

Conversely, decreases in interest rates, in general, may over time cause: (i) the interest expense associated with variable rate borrowings to decrease; (ii) the value of real estate-related loans to increase; (iii) coupons on variable rate real estate-related loans to reset, although on a delayed basis, to lower interest rates; (iv) to the extent applicable under the terms of our investments, prepayments on real estate-related loans to increase; and (v) to the extent we enter into interest rate swap agreements as part of our hedging strategy, the value of these agreements to decrease.

Prepayment Risk

Prepayments can either positively or adversely affect the yields on our loans. Prepayments on debt instruments, where permitted under the debt documents, are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. If we do not collect a prepayment fee in connection with a prepayment or are unable to invest the proceeds of such prepayments received, the yield on the portfolio will decline. In addition, we may acquire assets at a discount or premium and if the asset does not repay when expected, the anticipated yield may be impacted. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain loans.

Extension Risk

Extension risk is the risk that our assets will be repaid at a slower rate than anticipated and generally increases when interest rates rise. In which case, to the extent we have financed the acquisition of an asset, we may have to finance our asset at potentially higher costs without the ability to reinvest principal into higher yielding securities because borrowers prepay their mortgages at a slower pace than originally expected, adversely impacting our net interest spread, and thus our net interest income.

Real Estate Risk

The market values of commercial and residential mortgage assets are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions; changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; retroactive changes to building or similar codes; pandemics; natural disasters; and other acts of god. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay the underlying loans, which could also cause us to suffer losses.

Use of Leverage

We deploy moderate amounts of leverage as part of our operating strategy, which may consist of borrowings under first mortgage financings, warehouse facilities, term loans, repurchase agreements and other credit facilities. While borrowing and leverage present opportunities for increasing total return, they may have the effect of potentially creating or increasing losses.

Market Risk

Our loans are highly illiquid, and there is no assurance that we will achieve our investment objectives, including targeted returns. Due to the illiquidity of the loans, valuation of our loans may be difficult, as there generally will be no established markets for these loans.

Results of Operations

The following table presents the comparative results of our operations for the years ended December 31, 2021 and 2020:

	Years Ended December 31,
	2021	2020	Change
Revenues
Interest income	$36,743,470	$39,392,209	$(2,648,739)
Real estate operating revenue	8,894,991	10,423,563	(1,528,572)
Prepayment fee income	190,997	—	190,997
Other operating income	855,799	505,116	350,683

	46,685,257	50,320,888	(3,635,631)

Operating expenses
Operating expenses reimbursed to Manager	6,916,371	6,041,075	875,296
Asset management fee	5,134,149	4,480,706	653,443
Asset servicing fee	1,181,924	1,008,256	173,668
Provision for loan losses	10,904,163	3,738,758	7,165,405
Real estate operating expenses	5,003,893	4,505,119	498,774
Depreciation and amortization	3,989,114	4,635,980	(646,866)
Impairment charge	3,395,430	—	3,395,430
Professional fees	1,795,856	1,695,876	99,980
Directors fees	145,000	190,000	(45,000)
Other	448,503	371,444	77,059

	38,914,403	26,667,214	12,247,189

Operating income	7,770,854	23,653,674	(15,882,820)

Other income and expenses
Interest expense from obligations under participation agreements	(10,596,545)	(8,514,804)	(2,081,741)
Interest expense on repurchase agreement payable	(142,495)	(3,727,466)	3,584,971
Interest expense on mortgage loan payable	(2,449,239)	(2,976,913)	527,674
Interest expense on revolving line of credit	(911,811)	(1,398,103)	486,292
Interest expense on term loan payable	(6,835,877)	(2,137,651)	(4,698,226)
Interest expense on secured borrowing	(1,576,502)	(633,850)	(942,652)
Interest expense on unsecured notes payable	(3,173,673)	—	(3,173,673)
Net loss on extinguishment of obligations under participation agreements	—	(319,453)	319,453
Net change in unrealized gains on marketable securities	22,500	111,494	(88,994)
Income from equity investment in a limited partnership	5,925,802	38,640	5,887,162
Realized loss on loan repayments	(517989)	—	(517,989)
Realized gains on marketable securities	129,248	1,160,162	(1,030,914)

	(20,126,581)	(18,397,944)	(1,728,637)

Net (loss) income	$(12,355,727)	$5,255,730	$(17,611,457)

Net Loan Portfolio

In assessing the performance of our loans, we believe it is appropriate to evaluate the loans on an economic basis, that is, gross loans net of obligations under participation agreements, term loan payable, revolving credit facility and repurchase agreement payable.

The following tables presents a reconciliation of our loan portfolio from a gross basis to net basis for the years ended December 31, 2021 and 2020:

	Year Ended December 31, 2021		Year Ended December 31, 2020
	Weighted Average Principal Amount (1)	Weighted Average Coupon Rate (2)	Weighted Average Principal Amount (1)	Weighted Average Coupon Rate (2)
Total portfolio
Gross loans	$456,344,152	8.5%	$411,157,772	9.2%
Obligations under participation agreements and secured borrowing	(114,437,021)	11.0%	(83,248,489)	10.9%
Repurchase agreement payable	(6,349,642)	2.6%	(64,382,360)	3.9%
Term loan payable	(103,433,296)	5.3%	(34,923,075)	5.3%
Revolving line of credit	(16,721,744)	4.0%	—	—%

Net loans (3)	$215,402,449	9.2%	$228,603,848	10.7%

Senior loans
Gross loans	272,577,220	6.5%	221,461,896	6.7%
Obligations under participation agreements and secured borrowing	(51,693,824)	8.9%	(30,779,483)	9.1%
Repurchase agreement payable	(6,349,642)	2.6%	(64,382,360)	3.9%
Term loan payable	(103,433,296)	5.3%	(34,923,075)	5.3%
Revolving line of credit	(16,721,744)	4.0%	—	—%

Net loans (3)	$94,378,714	7.2%	$91,376,978	8.4%

Subordinated loans (4)
Gross loans	183,766,932	11.4%	189,695,876	12.1%
Obligations under participation agreements	(62,743,197)	12.8%	(52,469,006)	12.1%

Net loans (3)	$121,023,735	10.7%	$137,226,870	12.1%

(1)	Amount is calculated based on the number of days each loan is outstanding.
(2)	Amount is calculated based on the underlying principal amount of each loan.
(3)

The weighted average coupon rate represents net interest income over the period calculated using the weighted average coupon rate and weighted average principal amount shown on the table (interest income on the loans less interest expense) divided by the weighted average principal amount of the net loans during the period.

(4)	Subordinated loans include mezzanine loans, preferred equity investments and credit facilities.

For the year ended December 31, 2021 as compared to the same period in 2020, the decrease in weighted average coupon rate was primarily due to a higher volume of loan originations with lower coupon rates.

Interest Income

For the year ended December 31, 2021 as compared to the same period in 2020, interest income decreased by $2.6 million, primarily due to the suspension of interest income accrual of $3.6 million on three loans, because recovery of such income was doubtful, partially offset by an increase in contractual interest income as a result an increase in the weighted average principal balance of gross loans.

Real Estate Operating Revenue

For the year ended December 31, 2021 as compared to the same period in 2020, real estate operating revenue decreased by $1.5 million, as a result of a lease termination in the third quarter of 2020.

Prepayment Fee Income

Prepayment fee income represents prepayment fees charged to borrowers for the early repayment of loans.

For the year ended December 31, 2021, we received a prepayment fee income of $0.2 million on a loan that the borrower repaid one year before maturity. There was no prepayment fee income for the year ended December 31, 2020.

Other Operating Income

For the year ended December 31, 2021 as compared to the same period in 2020, other operating income increased by $0.4 million, as a result of dividend income earned on the marketable securities we invested in.

Operating Expenses Reimbursed to Manager

Under the terms of the Management Agreement, we reimburse the Manager for operating expenses incurred in connection with services provided to us, including our allowable share of the Manager’s overhead, such as rent, employee costs, utilities and technology costs.

For the year ended December 31, 2021 as compared to the same period in 2020, operating expenses reimbursed to the Manager increased by $0.9 million as a result of an increase in the Manager’s overhead costs.

Asset Management Fee

Under the terms of the Management Agreement with the Manager, we paid the Manager a monthly asset management fee at an annual rate of 1% of the aggregate funds under management, which included the aggregate gross acquisition price, net of participation interest sold to affiliates, for each real estate-related investment and cash held by us.

For the year ended December 31, 2021 as compared to the same period in 2020, asset management fees increased by $0.7 million, primarily due to an increase in total assets under management.

Asset Servicing Fee

Under the terms of the Management Agreement with the Manager, we paid the Manager a monthly servicing fee at an annual rate of 0.25% of the aggregate gross origination price or acquisition price for each real estate-related loan held by us.

For each of the year ended December 31, 2021 as compared to the same period in 2020, asset servicing fees increased by $0.2 million, primarily due to an increase in total assets under management.

Provision for Loan Losses

The Manager performs a quarterly evaluation for possible impairment of our portfolio of loans. We record an allowance for loan losses equal to (i) 1.5% of the aggregate carrying amount of loans rated as a “4”, plus (ii) 5% of the aggregate carrying amount of loans rated as a “5”, plus (iii) impaired loan reserves, if any.

As of December 31, 2021, we had one loan with a loan risk rating of “4” and no loans with a loan risk rating of “5” and recorded general allowance for loan losses of $0.6 million for the year ended December 31, 2021. As of December 31, 2020, we had three loans with a loan risk rating of “4” and one loan with a loan risk rating of “5” and recorded general allowance for loan losses of $1.3 million for the year ended December 31, 2020. Additionally, as of December 31, 2021 and 2020, we had three and one loans, respectively, deemed impaired and recorded specific allowance for loan losses of $10.3 million and $2.5 million, respectively, as a result of a decline in the value of the respective collateral.

Real Estate Operating Expenses

For the year ended December 31, 2021 as compared to the same period in 2020, real estate operating expenses increased by $0.5 million, primarily due to an increase in ground rent expense on the multi-tenant office building resulting from a recent rent reset.

Depreciation and Amortization

For each of the year ended December 31, 2021 as compared to the same period in 2020, depreciation and amortization decreased by $0.6 million, primarily due to a lease termination in the third quarter of 2020, at which time we wrote off the related intangible assets and liabilities.

Impairment Charge

For the year ended December 31, 2021, we recorded an impairment charge of $3.4 million on the development land in order to reduce the carrying value of the land to its estimated fair value, which is the estimated selling price less the cost of sale. There was no such impairment charge recorded for the year ended December 31, 2020.

Professional Fees

For the year ended December 31, 2021 as compared to the same period in 2020, professional fees increased by $0.1 million, primarily due to legal fees incurred in connection with a financing transaction that was terminated.

Interest Expense from Obligations under Participation Agreements

For the year ended December 31, 2021 as compared to the same period in 2020, interest expense from obligations under participation agreements increased by $2.1 million, primarily due to an increase in weighted average principal amount outstanding on obligations under participation agreements.

Interest Expense on Repurchase Agreement Payable

On December 12, 2018, we entered into a master repurchase agreement that provided for advances of up to $150.0 million in the aggregate, which we used to finance certain secured performing commercial real estate loans. On September 3, 2020, we terminated the master repurchase agreement and replaced it with the indenture and credit agreement. On November 8, 2021, we entered into a new master repurchase agreement that provides for advances of up to $195 million which we expect to use to finance certain secured performing commercial real estate loans, including senior mortgage loans.

For the year ended December 31, 2021 as compared to the same period in 2020, interest expense on repurchase agreement payable decreased by $3.6 million as a result of a decrease in the weighted average principal amount outstanding on repurchase agreement payable.

Interest Expense on Mortgage Loan Payable

For the year ended December 31, 2021 as compared to the same period in 2020, interest expense on mortgage loan payable decreased by $0.5 million, as a result of a decrease in the weighted average principal amount outstanding on mortgage loan payable.

Interest Expense on Revolving Line of Credit

On June 20, 2019, we entered into a credit agreement to provide for revolving credit loans of up to $35.0 million in the aggregate, which we used for short term financing needed to bridge the timing of anticipated loans repayments and funding obligations. On October 2, 2020, we amended the credit facility and reduced the commitment to $15.0 million. On March 16, 2021, the credit facility was terminated. On March 12, 2021, we entered into a Business Loan and Security Agreement (the “revolving line of credit”) to provide for advances up to the lesser of $75.0 million or the amount determined by the borrowing base, which is based on the eligible assets pledged to the lender.

For the year ended December 31, 2021 as compared to the same period in 2020, interest expense on revolving line of credit decreased by $0.5 million, due to a decrease in weighted average principal amount outstanding on the revolving line of credit.

Interest Expense on Term Loan Payable

On September 3, 2020, we entered into an indenture and credit agreement that provides for a floating rate loan of $103.0 million, $3.6 million of additional future advances, and may provide up to $11.6 million of additional future discretionary advances, in connection with certain outstanding funding commitments under the mortgage assets owned by us and financed under the indenture and credit agreement. The loan currently bears interest at LIBOR plus 4.25% with a LIBOR floor of 1.0%.

For the year ended December 31, 2021 as compared to the same period in 2020, interest expense on term loan payable increased by $4.7 million, as a result of an increase in the weighted average principal amount outstanding on term loan payable.

Interest Expense on Secured Borrowing

In March 2020, we entered into a financing transaction where a third-party purchased an A-note position. However, the sale of the A-note position did not qualify for sale accounting treatment and therefore, the gross amount of the loan remains in the consolidated balance sheets. The portion that was sold is reflected as secured borrowing in the consolidated balance sheet, and the associated interest is reflected as interest expense on secured borrowing in the consolidated statements of operations.

For the year ended December 31, 2021 as compared to the same period in 2020, interest expense on secured borrowing increased by $0.9 million, as a result of an increase in the weighted average principal amount outstanding.

Interest Expense on Unsecured Notes Payable

In June 2021, we issued $85.1 million in aggregate principal amount of 6.00% notes due 2026, for net proceeds of $82.5 million after deducting underwriting commissions of $2.7 million, but before offering expenses payable by us.

For the year ended December 31, 2021, interest expense on unsecured notes payable was $3.2 million. There was no such interest expense for the year ended December 31, 2020 because the notes were not yet issued.

Net Loss on Extinguishment of Obligations under Participation Agreements

In March 2020, as a result of the Merger and Issuance of Common Stock to Terra Offshore REIT transactions, we settled an aggregate of $49.8 million of participation interests in loans that we owned with affiliates and recognized a net loss on extinguishment of obligations under participation agreements of $0.3 million, which was primarily related to transaction costs incurred in connection with both transactions. There was no such loss recognized for the year ended December 31, 2021.

Income from Equity Investment in Unconsolidated Investments

In August 2020, we entered into a subscription agreement whereby we committed to fund up to $50.0 million to purchase partnership interest in a limited partnership. In the fourth quarter of 2021, we purchased 80% equity interests in two joint ventures that own real estate properties. We account for our equity interests in these investments using the equity method of accounting.

For the year ended December 31, 2021, we recognized income from equity investment in unconsolidated investments of $5.9 million, which consisted of equity income from the limited partnership of $6.2 million, partially offset by equity loss from two joint ventures of $0.2 million. For the year ended December 31, 2020, we recognized income from equity investment in unconsolidated investments of $0.04 million due to operations of the limited partnership that began in December 2020.

Realized Loss on Repayment of Loans

For the year ended December 31, 2021, two previously defaulted loans were repaid at a discount and we recognized a net loss on loan repayment of $0.5 million, excluding previously accrued allowance for loan losses of $1.0 million. There was no such loss recognized during the same period in 2020.

Realized Gains on Marketable Securities

For the year ended December 31, 2021, we sold marketable securities and recognized realized gains on marketable securities of $0.1 million. For the year ended December 31, 2020, we sold marketable securities and recognized realized gains on marketable securities of $1.2 million.

Net (Loss) Income

For the year ended December 31, 2021, the resulting net loss was $12.4 million, compared to the resulting net income of $5.3 million for the same period in 2020.

Financial Condition, Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, funding and maintaining our assets and operations, making distributions to our stockholders and other general business needs. We use significant cash to purchase our target assets, repay principal and interest on our borrowings, make distributions to our investors and fund our operations. Our primary sources of cash generally consist of payments of principal and interest we receive on our portfolio of investments, cash generated from our operating results and unused borrowing capacity under our financing sources. We deploy moderate amounts of leverage as part of our operating strategy and use a number of sources to finance our target assets, including our senior notes, term loan, repurchase agreement and revolving line of credit. We may use other sources to finance our target assets, including bank financing and arranged financing facilities with domestic or international financing providers. In addition, we may divide the loans we originate into senior and junior tranches and dispose of the more senior tranches as an additional means of providing financing to our business.

We may also issue additional equity, equity-related and debt securities to fund our investment strategies. We may issue these securities to unaffiliated third parties or to vehicles advised by affiliates of Terra Capital Partners or third parties. As part of our capital raising transactions, we may grant to one or more of these vehicles certain control rights over our activities including rights to approve major decisions we take as part of our business. In order to qualify as a REIT, we must distribute to our stockholders, each calendar year, at least 90% of our REIT taxable income (including certain items of non-cash income), determined without regard to the deduction for dividends paid and excluding net capital gain. These distribution requirements limit our ability to retain earnings and thereby replenish or increase capital for our business.

Obligations under participation agreements totaling $7.8 million and secured borrowing of $34.5 million will mature in the next twelve months. We expect to use the proceeds from the repayment of the corresponding investments to repay the participation obligations. Additionally, we expect to fund approximately $53.0 million of the unfunded commitments to borrowers during the next twelve months. We expect to maintain sufficient cash on hand to fund such commitments through matching these commitments with principal repayments on outstanding loans. Additionally, we had $32.0 million of borrowings outstanding under a mortgage loan payable that bear interest at an annual rate of LIBOR plus 3.85% with a LIBOR floor of 2.23%, that is collateralized by an office building. The mortgage loan payable matures on September 27, 2022. We expect to refinance the mortgage loan payable before it matures.

On September 3, 2020, we entered into an indenture and credit agreement that provides for a floating rate term loan of $103.0 million, $3.6 million of additional future advances, and may provide up to $11.6 million of additional future discretionary advances, in connection with certain outstanding funding commitments under mortgage assets owned by us and financed under the indenture and credit agreement. The floating rate term loan bears interest at a rate equal to LIBOR plus 4.25% with a LIBOR floor of 1.0%, and was scheduled to mature on March 14, 2025. On February 18, 2022, we refinanced the term loan with a new repurchase agreement that provides for advances up to $200.0 million with an initial term of two years. As of December 31, 2021, the amount outstanding under the indenture and credit agreement was $93.8 million.

On March 12, 2021, we entered into the revolving line of credit to provide for advances up to the lesser of $75.0 million or the amount determined by the borrowing base, which is based on the eligible assets pledged to the lender. Borrowings under the revolving line of credit bear interest at an annual rate of LIBOR + 3.25% with a combined floor of 4.0% per annum. The revolving line of credit was scheduled to mature on March 12, 2023. On January 4, 2022, we amended the revolving line of credit to increase the maximum amount available to $125.0 million and extended the maturity date of the facility to March 12, 2024 with an annual 12-month extension available at our option, which are subject to certain conditions. As of December 31, 2021, the revolving line of credit had an outstanding balance of $38.6 million.

In June 2021, we issued $85.1 million in aggregate principal amount of 6.00% notes due 2026, for net proceeds of $82.5 million after deducting underwriting commissions of $2.7 million, but before offering expenses payable by us. Net proceeds from the notes issuance were used to make new investments as well as for general corporate purposes.

On November 8, 2021, we entered into a master repurchase agreement that provides for advances of up to $195.0 million in the aggregate, which we expect to use to finance certain secured performing commercial real estate loans, including senior mortgage loans. Advances under the master repurchase agreement accrue interest at an annual rate equal to the sum of LIBOR plus an applicable spread, which ranges from 1.60% to 1.85%, and have a maturity date of November 7, 2024. As of December 31, 2021, the master repurchase agreement had an outstanding balance of $44.6 million.

Cash Flows From Operating Activities

For the year ended December 31, 2021 as compared to the same period in 2020, cash flows from operating activities decreased by $3.8 million, primarily due to a decrease in contractual interest income, payment for real estate tax on our operating real estate as well as payment for additional ground rent as a result of the rent reset.

Cash Flows Used In Investing Activities

For the year ended December 31, 2021, cash flows used in investing activities were $87.7 million, primarily related to origination and purchase of loans of $252.4 million, purchase of equity interests in unconsolidated investments of $32.2 million and purchase of marketable securities of $6.5 million, partially offset by proceeds from repayments of loans of $196.8 million and proceeds from sale of marketable securities of $6.6 million.

For the year ended December 31, 2020, cash flows used in investing activities were $78.2 million, primarily related to payments for investments of $150.4 million, partially offset by proceeds from sales and repayments of investments of $72.2 million.

Cash Flows From Financing Activities

For the year ended December 31, 2021, cash flows from financing activities were $101.8 million, primarily due to proceeds from issuance of unsecured notes payable, net of discount, of $82.5 million, proceeds from obligations under participation agreements and secured borrowing of $87.9 million and proceeds from borrowings under the term loan, revolving line of credit and repurchase agreement of $85.9 million. These cash inflows were partially offset by repayments on obligations under participation agreements of $101.7 million, distributions paid of $17.1 million, payment of mortgage principal of $12.1 million, repayment on borrowings under the term loan of $16.6 million, a decrease in interest reserve and other deposits hold on investments of $4.7 million and payment for deferred financing costs of $2.3 million.

For the year ended December 31, 2020, cash flows from financing activities were $52.7 million, primarily due to proceeds from obligations under participation agreements of $22.5 million, proceeds from borrowings under our repurchase agreement of $22.9 million, cash acquired from Terra Property Trust 2 of $16.9 million and cash contributed by Terra Offshore REIT of $8.6 million, partially offset by distributions paid of $21.2 million, a decrease in interest reserve and other deposits held on investments of $6.4 million, payment for repurchase of common stock of $3.6 million and repayments on obligations under participation agreements of $5.9 million. Additionally, we replaced the repurchase agreement with an indenture and credit agreement, and received proceeds from borrowings under the indenture and credit agreement of $107.6 million and made repayments for borrowings under the repurchase agreement of $104.0 million, and made payments for financing costs of $2.4 million. We also received proceeds of $35.0 million from borrowings under revolving credit facility which we repaid in the same period.

Critical Accounting Policies and Use of Estimates

Our consolidated financial statements are prepared in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Critical accounting policies are those that require the application of management’s most difficult, subjective or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods. In preparing the consolidated financial statements, management has made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. In preparing the consolidated financial statements, management has utilized available information, including industry standards and the current economic environment, among other factors, in forming its estimates and judgments, giving due consideration to materiality. Actual results may differ from these estimates. In addition, other companies may utilize different estimates, which may impact the comparability of our results of operations to those of companies in similar businesses. As we execute our expected operating plans, we will describe additional critical accounting policies in the notes to our future consolidated financial statements in addition to those discussed below.

Allowance for Loan Losses

Our loans are typically collateralized by either the sponsors’ equity interest in the real estate properties or the underlying real estate properties. As a result, we regularly evaluate the extent and impact of any credit migration associated with the performance and/or value of the underlying collateral property as well as the financial and operating capability of the borrower/sponsor on a loan-by-loan basis. Specifically, a property’s operating results and any cash reserves are analyzed and used to assess (i) whether cash from operations and/or reserve balances are sufficient to cover the debt service requirements currently and into the future; (ii) the ability of the borrower to refinance the loan; and/or (iii) the property’s liquidation value. We also evaluate the financial wherewithal of the sponsor as well as its competency in managing and operating the real estate property. In addition, we consider the overall economic environment, real estate sector, and geographic submarket in which the borrower operates. Such analyses are completed and reviewed by asset management and finance personnel, who utilize various data sources, including (i) periodic financial data such as debt service coverage ratio, property occupancy, tenant profile, rental rates, operating expenses, the borrower’s exit plan, the capitalization and discount rates; (ii) site inspections; and (iii) current credit spreads and discussions with market participants.

Our Manager performs a quarterly evaluation for possible impairment of our portfolio of loans. A loan is impaired if it is deemed probable that we will not be able to collect all amounts due according to the contractual terms of the loan. Impairment is measured based on the present value of expected future cash flows or the fair value of the collateral if the loan is collateral dependent. Upon measurement of impairment, we record an allowance to reduce the carrying value of the loan with a corresponding charge to net income.

In conjunction with the quarterly evaluation of loans not considered impaired, our Manager assesses the risk factors of each loan and assigns each loan a risk rating between 1 (very low risk) and 5 (highest risk), which is an average of the numerical ratings in the following categories: (i) sponsor capability and financial conditions; (ii) loan and collateral performance relative to underwriting; (iii) quality and stability of collateral cash flows and/or reserve balances; and (iv) loan to value. We record an allowance for loan losses equal to (i) 1.5% of the aggregate carrying amount of loans rated as a “4”, plus (ii) 5% of the aggregate carrying amount of loans rated as a “5”, plus (iii) impaired loan reserves, if any.

There may be circumstances where we modify a loan by granting the borrower a concession that we might not otherwise consider when a borrower is experiencing financial difficulty or is expected to experience financial difficulty in the foreseeable future. Such concessionary modifications are classified as troubled debt restructurings (“TDRs”), unless the modification solely results in a delay in a payment that is insignificant. Loans classified as TDRs are considered impaired loans for reporting and measurement purposes.

Management Agreement with Terra REIT Advisors

We currently pay the following fees to Terra REIT Advisors pursuant to the Management Agreement:

Origination and Extension Fee. An origination fee in the amount of 1.0% of the amount used to originate, acquire, fund or structure real estate-related investments, including any third-party expenses related to such loan. In the event that the term of any real estate-related loan is extended, our Manager also receives an origination fee equal to the lesser of (i) 1.0% of the principal amount of the loan being extended or (ii) the amount of fee paid by the borrower in connection with such extension.

Asset Management Fee. A monthly asset management fee at an annual rate equal to 1.0% of the aggregate funds under management, which includes the loan origination amount or aggregate gross acquisition cost, as applicable, for each real estate-related loan and cash held by us.

Asset Servicing Fee. A monthly asset servicing fee at an annual rate equal to 0.25% of the aggregate gross origination price or aggregate gross acquisition price for each real estate related loan then held by us (inclusive of closing costs and expenses).

Disposition Fee. A disposition fee in the amount of 1.0% of the gross sale price received by our company from the disposition of each loan, but not upon the maturity, prepayment, workout, modification or extension of a loan unless there is a corresponding fee paid by the borrower, in which case the disposition fee will be the lesser of (i) 1.0% of the principal amount of the loan and (ii) the amount of the fee paid by the borrower in connection with such transaction. If we take ownership of a property as a result of a workout or foreclosure of a loan, we will pay a disposition fee upon the sale of such property equal to 1.0% of the sales price.

Transaction Breakup Fee. In the event that we receive any “breakup fees,” “busted-deal fees,” termination fees, or similar fees or liquidated damages from a third-party in connection with the termination or non-consummation of any loan or disposition transaction, our Manager will be entitled to receive one-half of such amounts, in addition to the reimbursement of all out-of-pocket fees and expenses incurred by our Manager with respect to its evaluation and pursuit of such transactions.

In addition to the fees described above, we reimburse our Manager for operating expenses incurred in connection with services provided to the operations of our company, including our allocable share of our Manager’s overhead, such as rent, employee costs, utilities, and technology costs.

The following table presents a summary of fees paid and costs reimbursed to our Manager in connection with providing services to us:

	Years Ended December 31,
	2021	2020
Origination and extension fee expense (1)(2)	$2,729,598	$1,383,960
Asset management fee	5,134,149	4,480,706
Asset servicing fee	1,181,924	1,008,256
Operating expenses reimbursed to Manager	6,916,371	6,041,075
Disposition fee (3)	1,006,302	504,611

Total	$16,968,344	$13,418,608

(1)	Origination and extension fee expense is generally offset with origination and extension fee income. Any excess is deferred and amortized to interest income over the term of the loan.
(2)

Amount for the years ended December 31, 2021 and 2020 excluded $0.3 million and $0.5 million of origination fee, respectively, paid to the Manager in connection with our equity investment in unconsolidated investments. These origination fees were capitalized to the carrying value of the unconsolidated investments as transaction costs.

(3)	Disposition fee is generally offset with exit fee income and included in interest income on the consolidated statements of operations.

Participation Agreements and Secured Borrowing

We have further diversified our exposure to loans and borrowers by entering into participation agreements whereby we transferred a portion of certain of our loans on a pari passu basis to related parties, primarily other affiliated funds managed by our Manager or its affiliates, and to a lesser extent, unrelated parties. We have also sold a portion of a loan to a third-party that did not qualify for sale accounting.

In March 2020, we settled an aggregate of $49.8 million of participation interests in loans held by us with affiliates. In connection with the Merger and Issuance of Common Stock to Terra Offshore REIT, the related participation obligations were settled.

As of December 31, 2021, the principal balance of our participation obligations totaled $42.0 million, all of which were participation obligations to Terra Fund 6. Additionally, as of December 31, 2021, the principal balance of our secured borrowing was $34.5 million.

Terra Fund 6 is managed by Terra Income Advisors, LLC, an affiliate of our Manager. If we enter into participation agreements in the future, we generally expect to enter into such agreements only at the time of origination of the investment. Our Manager may experience conflicts in allocating investments as a result of differing compensation arrangements of the Manager and its affiliates and Terra Fund 6.

The loans that are subject to participation agreements are held in our name, but each of the participant’s rights and obligations, including with respect to interest income and other income (e.g., exit fee, prepayment income) and related fees/expenses (e.g., disposition fees, asset management and asset servicing fees), are based upon their respective pro rata participation interest in such participated investments, as specified in the respective participation agreements. We do not have direct liability to a participant with respect to the underlying loan and the participants’ share of the investments is repayable only from the proceeds received from the related borrower/issuer of the investments and, therefore, the participants also are subject to credit risk (i.e., risk of default by the underlying borrower/issuer).

Pursuant to the participation agreement with these entities, we receive and allocate the interest income and other related investment income to the participants based on their respective pro rata participation interest. The affiliated fund participant pays related expenses also based on their respective pro rata participation interest (i.e., asset management and asset servicing fees, disposition fees) directly to our Manager, as per the terms of each respective affiliate’s management agreement.

Other than for U.S. federal income tax purposes, our loan participations do not qualify for sale treatment. As such, the investments remain on our combined consolidated balance sheets and the proceeds are recorded as obligations under participation agreements. Similarly, interest earned on the entire loan balance is recorded within “Interest income” and the interest related to the participation interest is recorded within “Interest expense from obligations under participation agreements” in the consolidated statements of operations.

For the year ended December 31, 2021, the weighted average outstanding principal balance on obligations under participation agreements was approximately $114.4 million and the weighted average interest rate was approximately 11.0%, compared to weighted average outstanding principal balance of approximately $83.2 million and weighted average interest rate of approximately 10.9% for the year ended December 31, 2020.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We may be subject to financial market risks, including changes in interest rates. To the extent that we borrow money to make investments, our net investment income will be dependent upon the difference between the rate at which we borrow funds and the rate at which we invest these funds. In periods of rising interest rates, our cost of funds would increase, which may reduce our net investment income. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

As of December 31, 2021, we had 15 investments with an aggregate principal balance of $349.7 million, net of obligations under participation agreements and secured borrowing, that provide for interest income at an annual rate of LIBOR plus a spread, 13 of which are subject to a LIBOR floor. A decrease of 100 basis points in LIBOR would decrease our annual interest income, net of interest expense on participation agreements, by approximately $0.1 million, and an increase of 100 basis points in LIBOR would increase our annual interest income, net of interest expense on participation agreements, by approximately $1.8 million.

Additionally, we had $32.0 million of borrowings outstanding under a mortgage loan payable that bear interest at an annual rate of LIBOR plus 3.85% with a LIBOR floor of 2.23%, that is collateralized by an office building, $93.8 million of borrowings outstanding under an indenture and credit facility that bear interest at an annual rate of LIBOR plus 4.25% with a LIBOR floor of 1.0% collateralized by $163.1 million of first mortgages, a revolving line of credit with an outstanding balance of $38.6 million that bears interest at an annual rate of LIBOR + 3.25% with a combined floor of 4.0% collateralized by $60.1 million of first mortgages and a repurchase agreement with an outstanding balance of $44.6 million that bears interest at an annual rate of LIBOR plus a spread ranging from 1.60% to 1.85% with a LIBOR floor of 0.10% collateralized by $67.4 million of first mortgages. A decrease of 100 basis points in LIBOR had no impact on our total annual interest expense because the debts are protected by LIBOR floors and an increase of 100 basis points in LIBOR would increase our annual interest expense by approximately $0.7 million.

In July 2017, the U.K. Financial Conduct Authority, which regulates the LIBOR administrator, IBA, announced that it would cease to compel banks to participate in setting LIBOR as a benchmark by the end of 2021, which has subsequently been delayed to June 30, 2023. The Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions convened by the U.S. Federal Reserve, has recommended SOFR as a more robust reference rate alternative to U.S. dollar LIBOR. SOFR is calculated based on overnight transactions under repurchase agreements, backed by Treasury securities. SOFR is observed and backward looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Given that SOFR is a secured rate backed by government securities, it will be a rate that does not take into account bank credit risk (as is the case with LIBOR). SOFR is therefore likely to be lower than LIBOR and is less likely to correlate with the funding costs of financial institutions. Whether or not SOFR attains market traction as a LIBOR replacement tool remains in question. As such, the future of LIBOR at this time is uncertain.

Potential changes, or uncertainty related to such potential changes, may adversely affect the market for LIBOR-based loans, including our portfolio of LIBOR-indexed, floating-rate loans, or the cost of our borrowings. In addition, changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market for LIBOR-based loans, including the value of the LIBOR-indexed, floating-rate loans in our portfolio, or the cost of our borrowings. In the event LIBOR is unavailable, our investment documents provide for a substitute index, on a basis generally consistent with market practice, intended to put us in substantially the same economic position as LIBOR.

We may hedge against interest rate fluctuations by using standard hedging instruments, such as futures, options and forward contracts, subject to the requirements of the 1940 Act. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in benefits of lower interest rates with respect to our portfolio of investments with fixed interest rates. For the years ended December 31, 2021 and 2020, we did not engage in interest rate hedging activities.

Prepayment Risks

Prepayments can either positively or adversely affect the yields on our loans. Prepayments on debt instruments, where permitted under the debt documents, are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. If we do not collect a prepayment fee in connection with a prepayment or are unable to invest the proceeds of such prepayments received, the yield on the portfolio will decline. In addition, we may acquire assets at a discount or premium and if the asset does not repay when expected, the anticipated yield may be impacted. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain loans.

Extension Risk

Extension risk is the risk that our assets will be repaid at a slower rate than anticipated and generally increases when interest rates rise. In which case, to the extent we have financed the acquisition of an asset, we may have to finance our asset at potentially higher costs without the ability to reinvest principal into higher yielding securities because borrowers prepay their mortgages at a slower pace than originally expected, adversely impacting our net interest spread, and thus our net interest income.

Real Estate Risk

The market values of commercial and residential mortgage assets are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions; changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; retroactive changes to building or similar codes; pandemics; natural disasters; and other acts of god. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay the underlying loans, which could also cause us to suffer losses.

Credit Risk

We are subject to varying degrees of credit risk in connection with holding a portfolio of our target assets. With respect to our loan portfolio, we seek to manage credit risk by limiting exposure to any one individual borrower and any one asset class.

Additionally, our Manager employs an asset management approach and monitors the portfolio of investments through, at a minimum, quarterly financial review of property performance including net operating income, loan-to-value, debt service coverage ratio and the debt yield. Our Manager also requires certain borrowers to establish a cash reserve, as a form of additional collateral, for the purpose of providing for future interest or property-related operating payments.

The COVID-19 pandemic has significantly impacted the commercial real estate markets, causing reduced occupancy, requests from tenants for rent deferral or abatement, and delays in construction and development projects currently planned or underway. While the economy has improved significantly, macroeconomic trends associated with COVID-19 pandemic have persisted and could continue to persist and impair our borrowers’ ability to pay principal and interest due to us under our loan agreements.

Item 8. Financial Statements and Supplementary Data.

Our financial statements are annexed to this Annual Report on Form 10-K beginning on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that we would meet our disclosure obligations. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in our periodic reports.

Evaluation of Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our Manager, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements in our consolidated financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including the chief executive officer and chief financial officer of our Manager (performing functions equivalent to those a principal executive officer and principal financial officer of our company would perform if we had any officers), we conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on its evaluation, our management concluded that our internal control over financial reporting was effective as of the end of the fiscal year covered by this Annual Report on Form 10-K.

This Annual Report on Form 10-K does not include an attestation report of our independent registered accounting firm due to a transition period established by the rules of the SEC for “emerging growth companies.”

Changes in Internal Control Over Financial Reporting

During the most recent fiscal quarter, there was no change in our internal controls over financial reporting, as defined under Rule 13a-15(f) under the Exchange Act, that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. Other Information.

On February 18, 2022, Terra Mortgage Capital I, LLC (the “Seller”), a special-purpose indirect wholly-owned subsidiary of our company, entered into an Uncommitted Master Repurchase and Securities Contract Agreement (the “Repurchase Agreement”) with Goldman Sachs Bank USA ( the “Buyer”). The Repurchase Agreement provides for advances of up to $200.0 million in the aggregate, which we expect to use to finance the originations of certain secured performing commercial real estate loans and the acquisitions of certain secured non-performing commercial real estate loans. The Repurchase Agreement replaced the term loan, at which time all mortgage assets under the term loan were assigned as purchased assets under the Repurchase Agreement.

Advances under the Repurchase Agreement accrue interest at a per annum pricing rate equal to the sum of (i) Term SOFR (subject to underlying loan floors on a case-by-case basis) and (ii) the applicable spread, which ranges from 1.75% to 3.00%, and have a maturity date of February 18, 2024. The actual terms of financing for each asset will be determined at the time of financing in accordance with the Repurchase Agreement. Subject to satisfaction of certain conditions, the Seller may extend the maturity date of the Repurchase Agreement for another 12-month term.

The Repurchase Agreement contains margin call provisions that provide the Buyer with certain rights in the event of a decline in debt yield, loan-to-value ratio, and value of the underlying loans purchased under the

Repurchase Agreement. Upon the occurrence of a margin deficit event, the Buyer may require the Seller to make a payment to reduce the purchase price to eliminate any margin deficit.

In connection with the Repurchase Agreement, we entered into a Guarantee Agreement in favor of the Buyer (the “Guarantee Agreement”), pursuant to which we will guarantee the obligations of the Seller under the Repurchase Agreement. Subject to certain exceptions, the maximum liability under the Repurchase Agreement will not exceed 25% of the then currently outstanding repurchase obligations for performing loans and 50% of the then currently outstanding repurchase obligations for non-performing loans under the Repurchase Agreement

The Repurchase Agreement and the Guarantee Agreement contain various representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of these types. In addition, the Guarantee Agreement contains financial covenants, which require us to maintain: (i) cash liquidity of at least the greater of $5 million or 5% of the then-current outstanding amount under the Repurchase Agreement; (ii) total liquidity in an amount equal to or greater than the lesser of $15 million of the then-current outstanding amount under the Repurchase Agreement (iii) tangible net worth at an amount no less than 75% of that at closing; (iv) an EBITDA to adjusted interest expense ratio of not less than 1.50 to 1.00; and (v) a total indebtedness to tangible net worth ratio of not more than 3.00 to 1.00.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Set forth below is the information concerning our directors and executive officers.

Board of Directors

Our board of directors consists of three members. Our board of directors has determined that each of our directors satisfies the listing standards for independence of the New York Stock Exchange (“NYSE”), except for Vikram S. Uppal, our Chairman and our Chief Executive Officer. Our bylaws provide that a majority of the entire board of directors may at any time increase or decrease the number of directors. However, the number of directors may never be less than the minimum number required by the Maryland General Corporation Law (which is currently one) nor, unless our bylaws are amended, more than 15.

The following sets forth certain information with respect to our directors:

Name	Age	Position held
Vikram S. Uppal*	38	Chairman of the Board of Directors, Chief Executive Officer, Chief Investment Officer
Roger H. Beless	60	Director
Michael L. Evans	69	Director

* On November 10, 2021, Andrew M. Axelrod, the then Chairman of the Board of Directors, resigned as our director effectively immediately. Following Mr. Axelrod’s resignation, our board of directors designated Vikram S. Uppal as our Chairman of the Board of Director and the size of our board of directors was reduced from four directors to three directors.

Vikram S. Uppal has served as the Chairman of the Board of Directors since November 2021, one of our directors February 2018 to November 2021 and served as Chief Executive Officer for our company, our Manager, Terra Fund Advisors and Terra Capital Partners since December 2018 and as a director of RESOF since October 2020. Mr. Uppal has also served as Chief Investment Officer for our company, Terra Capital Partners and our Manager since February 2018. Mr. Uppal is also the Chief Executive Officer of Terra Income Advisors and Terra Fund 6 since April 2019. Prior to joining Terra Capital Partners, Mr. Uppal was a Partner and Head of Real Estate at Axar Capital Management since 2016. Prior to Axar Capital Management, Mr. Uppal was a Managing Director on the Investment Team at Fortress Investment Group’s Credit and Real Estate Funds from 2015 to 2016. From 2012 to 2015, Mr. Uppal worked at Mount Kellett Capital Management, a private investment organization, and served as Co-Head of North American Real Estate Investments. Mr. Uppal holds a B.S. from the University of St. Thomas and a M.S. from Columbia University.

Roger H. Beless has served as one of our independent directors since February 2018. Since May 2016, Mr. Beless has served as Chief Operating Officer at StreetLights Residential, where he oversees capital markets, asset and portfolio management and acquisitions/dispositions, and company operations. From June 2012 until March 2016, Mr. Beless served as Managing Director for Mount Kellett Capital Management, where he oversaw global real estate asset management. Prior to joining Mount Kellett, Mr. Beless spent nearly 20 years with Goldman Sachs/Archon Group where he held a number of positions, including co-head of US Real Estate and Chief Operating Officer for Archon Residential, where he oversaw acquisitions, asset management, property management and dispositions. Mr. Beless also spent four years in Tokyo, Japan where he led the startup of Goldman Sachs Realty Japan, Ltd. He currently serves on the board of Waymaker Value and Real Estate and the advisory board of Apartment Life. Mr. Beless holds a Bachelor’s of B.A. in Economics and Finance from Baylor University and a M.B.A from Southern Methodist University.

Michael L. Evans has served as one of our independent directors since October 2017. Mr. Evans has served as a member of the board of directors of Terra Fund 6 from March 2015 to April 2019. Since December 2012, Mr. Evans has been the Managing Director and Chief Financial Officer of Newport LLC (formerly known as Newport Board Group), a CEO and board advisory firm. From June 2010 to September 2011, Mr. Evans served as the Interim Country Manager and Advisory Board Member for Concern Worldwide U.S. Inc., a non-profit humanitarian organization. From January 1977 until June 2010, Mr. Evans was with Ernst & Young, LLP (“Ernst & Young”), and served as a partner since 1984. During his nearly 34 years with Ernst & Young, he served as a tax, audit and consulting services partner, specializing in real estate companies and publicly-traded entities. Mr. Evans currently serves on the Advisory Board of Marcus & Millichap, Inc., the Independent Counsel Board of Prologis Targeted U.S. Logistics Fund and the board of directors of Newport LLC and Sen Plex, Inc. Mr. Evans is a licensed attorney and a C.P.A. (inactive) in California. He is currently a contributing business writer for Forbes.com and Allbusiness.com. Mr. Evans received a B.S.B. in accounting from the University of Minnesota, a J.D. from William Mitchell College of Law and an M.B.A. from Golden Gate University.

Executive Officers

The names, ages, positions and biographies of our officers are as follows:

Name	Age	Position(s) Held with the Company
Vikram S. Uppal	38	Chairman of the Board of Directors, Chief Executive Officer, Chief Investment Officer
Gregory M. Pinkus	57	Chief Operating Officer and Chief Financial Officer
Daniel J. Cooperman	47	Chief Originations Officer

For biographical information regarding Mr. Uppal, see “Item 10. — Board of Directors” above.

Gregory M. Pinkus has served as the Chief Financial Officer, Treasurer and Secretary of our company and the Chief Financial Officer and Chief Operating Officer of our Manager, Terra Fund Advisors, and Terra Income Advisors since January 2016, October 2017, October 2017, and May 2013, respectively. He has served as (i) the

Chief Financial Officer of Terra Capital Advisors, Terra Capital Advisors 2 and Terra Income Advisors 2 since May 2012, September 2012 and October 2016; (ii) the Chief Operating Officer of Terra Capital Advisors, Terra Capital Advisors 2 and Terra Capital Partners since July 2014; (iii) the Chief Operating Officer of Terra Income Advisors 2 since October 2016; (iv) the Chief Financial Officer, Treasurer and Secretary of Terra Fund 6 since May 2013 and Chief Operating Officer of Terra Fund 6 since July 2014; (v) the Chief Financial Officer and Chief Operating Officer of Fund 5 International, Terra International and Terra Fund 7 since June 2014, October 2016 and October 2016, respectively; and (vi) a director of RESOF since October 2020. Prior to joining Terra Capital Partners in May 2012, he served as Assistant Controller for W.P. Carey & Co. from 2006 to August 2010 and as Controller from August 2010 to May 2012. Mr. Pinkus also served as Controller and Vice President of Finance for several early-stage technology companies during the period of 1999 to 2005. Additionally, he managed large-scale information technology budgets at New York Life Insurance Company from 2003 to 2004 and oversaw an international reporting group at Bank of America from 1992 to 1996. Mr. Pinkus is a Certified Public Accountant and member of the American Institute of Certified Public Accountants. He holds a B.S. in Accounting from the Leonard N. Stern School of Business at New York University.

Daniel J. Cooperman has served as Chief Originations Officer of our company, our Manager, Terra Fund Advisors and Terra Income Advisors since January 2016, September 2017, September 2017 and February 2015, respectively. Mr. Cooperman has served as Chief Originations Officer of (i) each of Terra Capital Advisors and Terra Capital Advisors 2 since January 2015, having previously served as Managing Director of Originations until January 2015 of Terra Capital Advisors and Terra Capital Advisors 2 since April 2009 and September 2012, respectively; (ii) Fund 5 International since January 2015, having previously served as Managing Director of Originations from June 2014 to June 2014; (iii) Terra Fund 6 since February 2015, having previously served as Managing Director of Originations from May 2013 until February 2015; and (iv) each of Terra Income Advisors 2, Terra International, and Terra Fund 7 since October 2016. Mr. Cooperman has 18 years’ experience in the acquisition, financing, leasing and asset management of commercial real estate with an aggregate value of over $5 billion. Prior to the formation of Terra Capital Partners in 2001 and its commencement of operations in 2002, Mr. Cooperman handled mortgage and mezzanine placement activities for The Greenwich Group International, LLC. Prior to joining The Greenwich Group, Mr. Cooperman worked in Chase Manhattan Bank’s Global Properties Group, where he was responsible for financial analysis and due diligence for the bank’s strategic real estate acquisitions and divestitures. Prior to that time, he was responsible for acquisitions and asset management for JGS, a Japanese conglomerate with global real estate holdings. Mr. Cooperman holds a B.S. in Finance from the University of Colorado at Boulder.

Code of Ethics

Our Manager has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) pursuant to Rule 17j-1 of the Advisers Act, which applies to, among others, the senior officers of our Manager, including the chief executive officer and the chief financial officer, as well as every officer, director, employee and “access person” (as defined within the Code of Ethics). We will also provide the Code of Ethics, free of charge, to stockholders who request it. Requests should be directed to Bernadette Murphy, at Terra Property Trust, Inc., 550 Fifth Avenue, 6th Floor, New York, New York 10036.

Audit Committee

We have established an audit committee of the board of directors (the “Audit Committee”) that operates pursuant to a charter and consists of two members. The Audit Committee is responsible for selecting, engaging and supervising our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefor), reviewing the independence of our independent accountants and reviewing the adequacy of our internal controls over financial reporting. The members of the Audit Committee are Messrs. Beless and Evans. Mr. Evans serves as the chairman of the Audit Committee. Our board of directors has determined that Mr. Evans is an “audit committee financial expert” as defined under Item 407 of Regulation S-K promulgated under the Exchange Act. Our board of directors has determined that each of Messrs. Beless and Evans meets the current independence and experience requirements of Rule 10A-3 of the Exchange Act.

Delinquent Section 16(a) Reports

Pursuant to Section 16(a) of the Exchange Act, our directors and executive officers, and any persons holding more than 10% of its common stock, are required to report their beneficial ownership and any changes therein to us and the SEC. Specific due dates for those reports have been established, and we are required to report herein any failure to file such reports by those due dates. Based solely on a review of the copies of such reports and written representations delivered to us by such persons, we believe that there were no violations of Section 16(a) by such persons during the year ended December 31, 2021.

Item 11. Executive Compensation.

We are externally managed and currently have no employees. Pursuant to the Management Agreement, our Manager provides certain services to our company, and we pay fees associated with such services. The officers of our Manager do not receive any compensation from us. Each of our officers is an employee of our Manager. Because our Management Agreement provides that our Manager is responsible for managing our affairs, our officers do not receive cash compensation from us for serving as our officers.

Our Manager is responsible for managing our day-to-day operations and all matters affecting our business and affairs, including responsibility for determining when to buy and sell real estate-related assets. Our Manager is not obligated under the Management Agreement to dedicate any of its personnel exclusively to us, nor is it or its personnel obligated to dedicate any specific portion of its or their time to the business. Our officers, in their capacities as officers or personnel of our Manager or its affiliates, will devote such portion of their time to our affairs as is necessary to enable us to operate our business.

Compensation of the Directors

In 2021, our independent directors earned $60,000 annual base director’s fee. In addition, in 2021, the chairperson of the Audit Committee earned an annual cash retainer of $15,000 and the other members of the Audit Committee earned an annual cash retainer of $10,000. We also reimburse all members of our board of directors for their travel related expenses incurred in connection with their attendance at board and committee meetings.

We pay directors’ fees only to those directors who are independent under the NYSE listing standards.

The following table sets forth compensation of our directors for the year ended December 31, 2021:

Name	Fees Earned or Paid in Cash	All Other Compensation	Total
Roger H. Beless	$70,000	$—	$70,000
Michael L. Evans	$75,000	$—	$75,000

Compensation Committee Interlocks and Insider Participation

We currently do not have a compensation committee of our board of directors because we do not plan to pay any compensation to our officers. There are no interlocks or insider participation as to compensation decisions required to be disclosed pursuant to SEC regulations.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth, as of March 11, 2022, certain information regarding the ownership of shares of our common stock by:

(1)	each of our directors;

(2)	each of our executive officers;

(3)	holders of more than 5% of our capital stock; and

(4)	all of our directors and executive officers as a group.

Each listed person’s beneficial ownership includes:

(1)	all shares the investor actually owns beneficially or of record;

(2)	all shares over which the investor has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund);

(3)	all shares the investor has the right to acquire within 60 days; and

Unless otherwise indicated, we believe that each beneficial owner set forth in the table below has sole voting and investment power. Unless otherwise indicated, all shares are owned directly, and the indicated person has sole voting and investment power. Except as indicated in the footnotes to the table below, the business address of the stockholders listed below is the address of our principal executive office, 550 Fifth Avenue, 6th Floor, New York, NY 10036.

	Shares Beneficially Owned as of March 11, 2022
Name	Number of Shares	Percentage (3)
Vikram S. Uppal (1)	49,427.63	*
Gregory M. Pinkus	—	—
Daniel J. Cooperman	—	—
Roger H. Beless	—	—
Michael L. Evans	—	—
All directors and executive officers as a group (5 persons)	—	—
5% or Greater Beneficial Owners
Terra JV (2)	17,029,775.95	87.4%

Terra Offshore REIT (2)	2,457,684.59	12.6%

*	Represents beneficial ownership of less than 1%.
(1)

On April 6, 2020, Mr. Uppal purchased 22 units of limited liability company interest (the “Units”) of Terra Fund 5 in a secondary market transaction. The Units are held through Lakshmi 15 LLC, a family limited liability company over which Mr. Uppal exercises voting and investment control. The shares of our common stock indicated on this report as being held indirectly by Mr. Uppal are held indirectly by Terra Fund 5 through a controlled subsidiary. Mr. Uppal is the Chief Executive Officer and Chief Investment Officer of Terra Fund Advisors, the manager of Terra Fund 5. Accordingly, Mr. Uppal disclaims beneficial ownership of the shares of our common stock reported herein except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that he is the beneficial owner of such shares for purposes of Section 16 or for any other purpose.

(2)

Terra Fund 5 is managed by Terra Fund Advisors, its managing member. The shares of common stock held by Terra Fund 5 are subject to the provisions of the Voting Agreement and certain related agreements described in greater detail under “Item 13. Certain Relationships and Related Transactions.” The inclusion of these shares of our common stock shall not be deemed an admission of beneficial ownership of the reported securities for purposes of Section 16 or for any other purposes.
(3)	Based on a total of 19,487,460 shares of common stock issued and outstanding as of March 11, 2022.

Securities Authorized for Issuance under Equity Compensation Plans

None

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Director Independence

For information relating to our independent directors, see Item 10, “Directors, Executive Officers and Corporate Governance” of this Annual Report on Form 10-K.

Certain Relations and Related Transactions

Terra International Fund 3, L.P.

On September 30, 2019, we entered into a Contribution and Repurchase Agreement with Terra International Fund 3, L.P. (“Terra International 3”) and Terra Offshore REIT, a then wholly-owned subsidiary of Terra International 3, which we amended and restated on November 13, 2019.

Pursuant to this agreement, Terra International 3, through Terra Offshore REIT, contributed cash in the amount of $3,620,000 to us in exchange for 212,690.95 shares of common stock, at a price of $17.02 per share. The shares were issued in a private placement in reliance on Section 4(a)(2) of the Securities Act, and the rules and regulations promulgated thereunder. On April 29, 2020, we repurchased, at a price of $17.02 per share, the 212,690.95 shares of common stock that we had previously sold to Terra Offshore REIT on September 30, 2019. At the same time, Terra International 3 redeemed all of its limited partnership interest and ceased operations.

Our Manager also serves as adviser to Terra Offshore REIT.

Merger and Issuance of Common Stock to Terra Offshore REIT

On February 28, 2020, we entered into a merger agreement pursuant to which Terra Property Trust 2 was merged with and into us, with us continuing as the surviving corporation, effective March 1, 2020. In connection with the Merger, each share of common stock, par value $0.01 per share, of Terra Property Trust 2 issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive from us a number of shares of our common stock, par value $0.01 per share, equal to an exchange ratio, which was 1.2031. As a result, Terra Fund 7, the sole stockholder of Terra Property Trust 2, received 2,116,785.76 shares of our common stock as consideration in the Merger. The shares of common stock were issued in a private placement in reliance on Section 4(a)(2) under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

In addition, on March 2, 2020, we entered into two separate contribution agreements, one by and among us, Terra Offshore REIT and TIFI, and another by and among us, Terra Offshore REIT and Fund 5 International, pursuant to which we issued 2,457,684.59 shares of our common stock to Terra Offshore REIT in exchange for the settlement of $32.1 million of participation interests in loans also held by us, $8.6 million in cash and other net working capital. The shares of common stock were issued in a private placement in reliance on Section 4(a)(2) under the Securities Act and the rules and regulations promulgated thereunder.

As of December 31, 2021, Terra JV owns 87.4% of the issued and outstanding shares of our common stock with the remainder held by Terra Offshore REIT, and Terra Fund 5 and Terra Fund 7 own an 87.6% and 12.4% interest, respectively, in Terra JV.

Voting Agreement

On March 2, 2020, we, Terra Fund 5, Terra JV and Terra REIT Advisors also entered into the Amended and Restated Voting Agreement (the “Voting Agreement”), pursuant to which Terra Fund 5 assigned its rights and obligations under the Voting Agreement to Terra JV. Consistent with the original voting agreement dated February 8, 2018, for the period that Terra REIT Advisors remains our external manager, Terra REIT Advisors will have the right to nominate two individuals to serve as our directors and, until Terra JV no longer holds at least 10% of our outstanding shares of common stock, Terra JV will have the right to nominate one individual to serve as one of our directors.

Except as otherwise required by law or the provisions of other agreements to which the parties are or may in the future become bound, the parties have agreed to vote all shares of our common stock directly or indirectly owned in favor (or against removal) of the directors properly nominated in accordance with the Voting Agreement. Other than with respect to the election of directors, the Voting Agreement requires that Terra Fund 5 vote all shares of our common stock directly or indirectly owned by Terra Fund 5 in accordance with the recommendations made by our board of directors.

Receipt of Fees and Other Compensation by Our Manager and its Affiliates

We pay substantial fees to our Manager. Further, we must reimburse our Manager for costs incurred by it in managing us and our portfolio of real estate-related loans.

Pursuant to the Management Agreement, our Manager provides certain management services to us, subject to oversight by our board of directors. Our Manager’s responsibilities to us include, among others, investing in, and disposing of, assets, borrowing money, entering into contracts and agreements in connection with our business and purpose, providing administrative support and performing such other services as are delegated to our Manager by our board of directors. In performing its duties, our Manager is subject to a fiduciary responsibility for the safekeeping and use of all of our funds and assets. In consideration for providing such services, our Manager is entitled to certain fees from as described below. The Management Agreement runs co-terminus with Terra Fund 5’s amended and restated operating agreement, which terminates on December 31, 2023, unless sooner dissolved in accordance with its terms of our amended and restated operating agreement.

During the years ended December 31, 2021 and 2020, we paid our Manager in the aggregate the following fees under the Management Agreement: $5.1 million and $4.5 million in asset management fee, respectively, $1.2 million and $1.0 million in asset servicing fees, respectively, $2.7 million and $1.4 million in origination and extension fees, respectively; $1.0 million and $0.5 million in disposition, respectively, and $6.9 million and $6.0 million of operating expense reimbursements, respectively.

It is anticipated that our Manager will exercise its discretion through our Management Agreement. The agreements and arrangements, including those relating to compensation, between us and our Manager and its affiliates are not the result of arm’s-length negotiations and may create conflicts between our Manager and its affiliates, on the one hand, and us on the other.

Our Manager and its Affiliates May Compete With Us

Our Manager and its affiliates may engage in real estate-related transactions on their own behalf or on behalf of other entities.

Our Manager and its affiliates have, and in the future will have, legal and financial obligations with respect to its other programs that are similar to our Manager’s obligations to us. For example, our Manager and affiliates of our Manager are the external managers to Terra Fund 6 and RESOF, all of which follow investment strategies that are similar to our strategy. Competition for investments among the real estate-related investment programs sponsored by our Manager and its affiliates will create a conflict of interest. In determining which program should receive an investment opportunity, our Manager will first evaluate the objectives of each program to determine if the opportunity is suitable for each program. If the proposed investment is appropriate for more than one program, our Manager will then evaluate the portfolio of each program, in terms of diversity of geography, underlying property type, tenant concentration and borrower, to determine if the investment is most suitable for one program in order to create portfolio diversification. If such analysis is not determinative, our Manager will allocate the investment to the program with uncommitted funds available for the longest period or, to the extent feasible, prorate the investment between the programs in accordance with uninvested funds.

Related Party Transactions

Related party transactions are those where we or our Manager on our behalf, transact with affiliated companies, including companies managed by our Manager or its affiliates. Our Manager and its affiliates are permitted to enter into certain transactions and perform certain services for us. Such transactions, or the potential for such transactions, could cause conflicts for our Manager with respect to performing its duties. Related party transactions will not be the result of an arm’s-length negotiation.

Participation Agreements and Secured Borrowing

We have diversified our exposure to loans and borrowers by entering into participation agreements in respect of certain of our loans whereby we transferred a portion of the loans on a pari passu basis to related parties, and to a lesser extent, unrelated parties, with the principal balance of participation obligations totaling $42.0 million as of December 31, 2021. Additionally, we sold a portion of a loan with a principal balance of $34.5 million to a third-party that didn’t qualify for sale accounting treatment. However, we do not have direct liability to a participant under our participation agreements with respect to the underlying loan and the participants’ share of the investments is repayable only from the proceeds received from the related borrower/issuer of the investments and, therefore, the participants also are subject to credit risk (i.e., risk of default by the underlying borrower/issuer). If we enter into participation agreements in the future, we generally expect to enter into such agreements only at the time of origination of the investment. For additional information concerning our participation agreements, see “Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Participation Agreements and Secured Borrowing.”

Allocation of Our Manager’s Time

We rely on our Manager to manage our day-to-day activities and to implement our investment strategy. Our Manager is presently, and plans to continue to be, involved with activities that are unrelated to us. As a result of these activities, our Manager, its employees and certain of its affiliates will have conflicts of interest in allocating their time between us and the other activities in which they are or may become involved, including the management of Terra Fund 6 and RESOF. The employees of our Manager will devote only as much of its or their time to our business as it and its employees, in their judgment, determine is reasonably required, which may be substantially less than their full time. Therefore, our Manager, its personnel and certain affiliates may experience conflicts of interest in allocating management time, services and functions among us and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to us.

However, we believe that the members of our Manager’s senior management and the other key debt finance professionals performing services for us on behalf of our Manager have sufficient time to fully discharge their responsibilities to us and to the other businesses in which they are involved. We believe that our Manager’s executive officers will devote the time required to manage our business and expect that the amount of time a particular executive officer or affiliate devotes to us will vary during the course of the year and depend on business activities at the given time. We expect that these executive officers and affiliates will generally devote more time to programs raising and investing capital than to programs that have completed their offering stages, though from time to time each program will have its unique demands. Because many of the operational aspects of Terra Capital Partners-sponsored programs are very similar, there are significant efficiencies created by the same team of individuals at our Manager providing services to multiple programs. For example, our Manager has streamlined the structure for financial reporting, internal controls and investment approval processes for the programs.

Competition and Allocation of Investment Opportunities

Employees of our Manager or its affiliates are simultaneously providing investment advisory or management services to other affiliated entities, including Terra Fund 6 and RESOF.

Our Manager may determine it appropriate for us and one or more other investment programs managed by our Manager or any of its affiliates to participate in an investment opportunity. To the extent we are able to make co-investments with investment programs managed by our Manager or its affiliates, these co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating programs. In addition, conflicts of interest or perceived conflicts of interest may also arise in determining which investment opportunities should be presented to us and other participating programs.

To mitigate these conflicts, our Manager will seek to execute such transactions on a fair and equitable basis and in accordance with its allocation policies, taking into account various factors, which may include: the source of origination of the investment opportunity; objectives and strategies; tax considerations; risk, diversification or investment concentration parameters; characteristics of the security; size of available investment; available liquidity and liquidity requirements; regulatory restrictions; and/or such other factors as may be relevant to a particular transaction.

Receipt of Compensation by Affiliates

The payments to our Manager and certain of its affiliates have not been determined through arm’s-length negotiations, and are payable regardless of our profitability. Our Manager receives fees for their services, including an origination fee, asset management fee, asset servicing fee, disposition fee and transaction break-up fee.

To the extent the Management Agreement is amended in the future, including if we enter into a new management agreement with our Manager or its affiliates, the terms of any such arrangement will not have been determined through arm’s-length negotiations and may be payable, in whole or in part, regardless of profitability.

Other Conflicts of Interest

We will be subject to conflicts of interest arising out of our relationship with our Manager and its affiliates. In the future, we may enter into additional transactions with our Manager, Terra Capital Partners or its affiliates. In particular, we may invest in, or acquire, certain of our investments through joint ventures with our Manager, Terra Capital Partners or its affiliates or purchase assets from, sell assets to or arrange financing from or provide financing to its other vehicles. Any such transactions will require approval of our Manager. Any such transactions will require approval of a majority of our independent directors.

There can be no assurance that any procedural protections will be sufficient to assure that these transactions will be made on terms that will be at least as favorable to us as those that would have been obtained in an arm’s-length transaction.

Item 14. Principal Accounting Fees and Services.

During the years ended December 31, 2021 and 2020, KPMG LLP (“KPMG”) served as our independent auditor and provided certain tax and other services. Our board of directors currently anticipates that it will engage

KPMG as our independent auditor to audit our financial statements for the year ending December 31, 2022, subject to agreeing on fee estimates for the audit work. Our board of directors reserves the right, however, to select a new auditor at any time in the future in its discretion if it deems such decision to be in the best interests of us and our stockholders. Any such decision would be disclosed to the stockholders in accordance with applicable securities laws.

The following table displays fees for professional services by KPMG for the years ended December 31, 2021 and 2020:

	Years Ended December 31,
	2021	2020
Audit Fees	$732,700	$463,000
Audit-Related Fees	—	—
Tax Fees	81,580	68,380
All Other Fees	—	—

Total	$814,280	$531,380

Audit Fees. Audit fees include fees for services that normally would be provided by KPMG in connection with statutory and regulatory filings or engagements and that generally only an independent accountant can provide. In addition to fees for the audit of our annual financial statements and the review of our quarterly financial statements in accordance with standards of the Public Company Accounting Oversight Board, this category contains fees for comfort letters, statutory audits, consents, and assistance with and review of documents filed with the SEC.

Audit-Related Fees. Audit-related services consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax Services Fees. Tax services fees consist of fees billed for professional tax services. These services also include assistance regarding federal, state, and local tax compliance.

All Other Fees. Other fees would include fees for products and services other than the services reported above.

The Audit Committee’s charter provides that the Audit Committee shall review and pre-approve the engagement fees and the terms of all auditing and non-auditing services to be provided by our external auditors and evaluate the effect thereof on the independence of the external auditors. All audit and tax services provided to us were reviewed and pre-approved by the Audit Committee, which concluded that the provision of such services by KPMG was compatible with the maintenance of that firm’s independence in the conduct of its auditing functions.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

The following exhibits are included, or incorporated by reference, in this Annual Report on Form 10-K:

(1) Financial Statements

The index to our financial statements is on page F-1 of this Annual Report on Form 10-K.

(2) Financial Statement Schedule

The index to our financial schedules is on page F-1 of this Annual Report on Form 10-K.

(3) Exhibits

The following exhibits are filed with this report. Documents other than those designated as being filed herewith are incorporated herein by reference.

Exhibit No.	Description and Method of Filing
2.1	Contribution Agreement by and among Terra Secured Income Fund, LLC, Terra Secured Income Fund 2, LLC, Terra Secured Income Fund 3, LLC, Terra Secured Income Fund 4, LLC, the registrant, and Terra Property Trust, Inc., dated January 1, 2016 (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form 10 (File No. 000-56117) filed with the SEC on November 6, 2019).

2.2	Amendment No. 1 to the Contribution Agreement by and among Terra Secured Income Fund, LLC, Terra Secured Income Fund 2, LLC, Terra Secured Income Fund 3, LLC, Terra Secured Income Fund 4, LLC, the registrant, and Terra Property Trust, Inc., dated December 31, 2016 (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form 10 (File No. 000-56117) filed with the SEC on November 6, 2019).

2.3	Agreement and Plan of Merger, dated February 28, 2020, by and among Terra Property Trust, Inc., Terra Property Trust 2, Inc. and Terra Secured Income Fund 7, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 000-56117) filed with the SEC on March 5, 2020).

3.1	Amended and Restated Bylaws of Terra Property Trust, Inc. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Amendment No.1 to Form 10 (File No. 000-56117) filed with the SEC on December 16, 2019).

3.2	Articles of Amendment and Restatement of Terra Property Trust, Inc. (incorporated by reference to Exhibit 3.2 to the Registration Statement on Amendment No.1 to Form 10 (File No. 000-56117) filed with the SEC on December 16, 2019).

3.3	Articles of Supplementary of Terra Property Trust, Inc. Designating 12.5% Services A Redeemable Cumulative Preferred Stock (incorporated by reference to Exhibit 3.3 to the Registration Statement on Amendment No.1 to Form 10 (File No. 000-56117) filed with the SEC on December 16, 2019).

4.1*	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934.

4.2	Indenture, dated June 10, 2021, by and between Terra Property Trust, Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A (File No. 001-40496) filed with the SEC on June 14, 2021).

4.3	First Supplemental Indenture, dated June 10, 2021, by and between Terra Property Trust, Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 8-A (File No. 001-40496) filed with the SEC on June 14, 2021).

4.4	Form of Global Note representing the notes (included in Exhibit 4.2).

10.1	Amended and Restated Management Agreement between Terra Property Trust, Inc., and Terra REIT Advisors, LLC, dated February 8, 2018 (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form 10 (File No. 000-56117) filed with the SEC on November 6, 2019).

Exhibit No.	Description and Method of Filing

10.2	Amended and Restated Voting Agreement by and among Terra Property Trust, Inc., Terra Secured Income Fund 5, LLC, Terra JV, LLC and Terra REIT Advisors, LLC, dated March 2, 2020 (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed with the SEC on May 15, 2020).

10.3	Stockholder Rights Agreement among Terra JV, LLC and Terra Property Trust, Inc., dated March 2, 2020 (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q (File No. 000-56117) filed with the SEC on May 15, 2020).

10.4	Contribution Agreement by and among Terra Property Trust, Terra International Fund 3 REIT, LLC and Terra Income Fund International, dated March 2, 2020 (incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q (File No. 000-56117) filed with the SEC on May 15, 2020).

10.5	Contribution Agreement by and among Terra Property Trust, Terra International Fund 3 REIT, LLC and Terra Secured Income Fund 5 International, dated March 2, 2020 (incorporated by reference to Exhibit 10.4 to Quarterly Report on Form 10-Q (File No. 000-56117) filed with the SEC on May 15, 2020).

10.6	Indenture and Credit Agreement, dated as of September 3, 2020, by and among Terra Mortgage Capital I, LLC, as Issuer, Goldman Sachs Bank USA, as initial Class A lender, and Wells Fargo Bank, National Association, as trustee, custodian, collateral agent, loan agent and note administrator (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (File No. 000-56117) filed with the SEC on September 17, 2020).

10.7	Guaranty, dated as of September 3, 2020, by and among Terra Property Trust, Inc., as guarantor, for the benefit of Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K (File No. 000-56117) filed with the SEC on September 17, 2020).

10.8	Business Loan and Security Agreement, dated as of March 12, 2021, by and among Terra Mortgage Portfolio II, LLC, as the Borrower, and Western Alliance Bank, as the Lender (incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed with the SEC on March 18, 2021).

10.9	Limited Guaranty, dated as of March 12, 2021, by and among Terra Property Trust, Inc., as Guarantor, for the benefit of Western Alliance Bank (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K filed with the SEC on March 18, 2021).

10.10*	First Amendment to Loan Documents dated as of June 9, 2021, by and amount Terra Mortgage Portfolio II, LLC, as Borrower, Terra Property Trust, Inc., as Guarantor, and Western Alliance Bank, as Lender.

10.11*	Uncommitted Master Repurchase Agreement dated as of November 8, 2021, by and amount Terra Mortgage Capital III, LLC, as Seller, UBS AG, as Buyer.

10.12*	Guarantee Agreement dated as of November 8, 2021, by and amount Terra Property Trust, Inc., as Guarantor, in favor of UBS AG, as Buyer.

10.13*	Second Amendment to Loan Documents dated as of January 4, 2022, by and amount Terra Mortgage Portfolio II, LLC, as Borrower, Terra Property Trust, Inc., as Guarantor, and Western Alliance Bank, as Lender.

10.14*	Uncommitted Master Repurchase and Securities Contract Agreement dated as of February 18, 2022, by and amount Terra Mortgage Capital I, LLC, as Seller, Goldman Saches Bank USA, as Buyer.

10.15*	Guarantee Agreement dated as of February 18, 2022, by and amount Terra Property Trust, Inc., as Guarantor, in favor of Goldman Saches Bank USA, as Buyer.

Exhibit No.	Description and Method of Filing

21.1*	Subsidiaries

31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14 under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14 under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS**	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH**	Inline XBRL Taxonomy Extension Schema Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

104	Cover Page Interactive Data File Included as Exhibit 101 (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.

Item 16. Form 10-K Summary.

None.

Terra Property Trust, Inc.

Schedules other than those listed are omitted as they are not applicable for the required or equivalent information has been included in the consolidated financial statements or notes thereto.

D-F-1

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Terra Property Trust, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Terra Property Trust, Inc. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive (loss) income, changes in equity, and cash flows for the years then ended, and the related notes and financial statement schedules III and IV (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2016.

New York, New York

March 11, 2022

D-F-2

Terra Property Trust, Inc.

Consolidated Balance Sheets

	December 31,
	2021	2020
Assets
Cash and cash equivalents	$35,783,956	$18,607,952
Restricted cash	7,411,811	12,145,616
Cash held in escrow by lender	7,902,880	2,166,755
Marketable securities	1,310,000	1,287,500
Loans held for investment, net	457,329,582	417,986,462
Loans held for investment acquired through participation, net	12,343,732	4,294,053
Equity investment in unconsolidated investments	69,713,793	36,259,959
Real estate owned, net (Note 6)
Land, building and building improvements, net	58,325,068	63,385,339
Lease intangible assets, net	7,451,771	9,793,600
Operating lease right-of-use asset	27,394,936	16,105,888
Interest receivable	2,463,037	2,509,589
Due from related party	2,605,639	—
Other assets	3,505,953	3,934,468

Total assets	$693,542,158	$588,477,181

Liabilities and Equity
Liabilities:
Term loan payable, net of deferred financing fees	$91,940,062	$105,245,801
Unsecured notes payable, net of debt issuance cost	81,856,799	—
Repurchase agreement payable, net of deferred financing fees	43,974,608	—
Obligations under participation agreements (Note 8 )	42,232,027	71,581,897
Mortgage loan payable, net of deferred financing fees and other	32,134,295	44,117,293
Revolving line of credit payable, net of deferred financing fees	38,186,472	—
Secured borrowing	34,586,129	18,187,663
Interest reserve and other deposits held on investments	7,411,811	12,145,616
Operating lease liability	27,394,936	16,105,888
Lease intangible liabilities, net (Note 6)	9,709,710	10,249,776
Due to Manager (Note 8)	2,388,317	1,257,098
Interest payable	1,879,626	1,185,502
Accounts payable and accrued expenses	1,264,131	3,968,603
Unearned income	449,690	677,856
Other liabilities	4,289,967	429,123

Total liabilities	419,698,580	285,152,116

Commitments and contingencies (Note 10)
Equity:
Preferred stock, $0.01 par value, 50,000,000 shares authorized and none issued	—	—
12.5% Series A Cumulative Non-Voting Preferred Stock at liquidation preference, 125 shares authorized and 125 shares issued and outstanding at both December 31, 2021 and 2020	125,000	125,000
Common stock, $0.01 par value, 450,000,000 shares authorized and 19,487,460 shares issued and outstanding at both December 31, 2021 and 2020, respectively	194,875	194,875
Additional paid-in capital	373,443,672	373,443,672
Accumulated deficit	(99,919,969)	(70,438,482)

Total equity	273,843,578	303,325,065

Total liabilities and equity	$693,542,158	$588,477,181

See notes to consolidated financial statements.

D-F-3

Terra Property Trust, Inc.

Consolidated Statements of Operations

	Years Ended December 31,
	2021	2020
Revenues
Interest income	$36,743,470	$39,392,209
Real estate operating revenue	8,894,991	10,423,563
Prepayment fee income	190,997	—
Other operating income	855,799	505,116

	46,685,257	50,320,888

Operating expenses
Operating expenses reimbursed to Manager	6,916,371	6,041,075
Asset management fee	5,134,149	4,480,706
Asset servicing fee	1,181,924	1,008,256
Provision for loan losses	10,904,163	3,738,758
Real estate operating expenses	5,003,893	4,505,119
Depreciation and amortization	3,989,114	4,635,980
Impairment charge	3,395,430	—
Professional fees	1,795,856	1,695,876
Directors fees	145,000	190,000
Other	448,503	371,444

	38,914,403	26,667,214

Operating income	7,770,854	23,653,674

Other income and expenses
Interest expense from obligations under participation agreements	(10,596,545)	(8,514,804)
Interest expense on repurchase agreement payable	(142,495)	(3,727,466)
Interest expense on mortgage loan payable	(2,449,239)	(2,976,913)
Interest expense on revolving line of credit	(911,811)	(1,398,103)
Interest expense on term loan payable	(6,835,877)	(2,137,651)
Interest expense on unsecured notes payable	(3,173,673)	—
Interest expense on secured borrowing	(1,576,502)	(633,850)
Net loss on extinguishment of obligations under participation agreements	—	(319,453)
Net unrealized gains on marketable securities	22,500	111,494
Income from equity investment in unconsolidated investments	5,925,802	38,640
Realized loss on loan repayments	(517,989)	—
Realized gains on marketable securities	129,248	1,160,162

	(20,126,581)	(18,397,944)

Net (loss) income	$(12,355,727)	$5,255,730

Series A preferred stock dividend declared	(15,624)	(15,624)

Net (loss) income allocable to common stock	$(12,371,351)	$5,240,106

(Loss) earnings per share — basic and diluted	$(0.63)	$0.28

Weighted-average shares — basic and diluted	19,487,460	18,813,066

Distributions declared per common share	$0.88	$1.16

See notes to consolidated financial statements.

D-F-4

Terra Property Trust, Inc.

Consolidated Statements of Comprehensive (Loss) Income

	Years Ended December 31,
	2021	2020
Comprehensive (loss) income, net of tax
Net (loss) income	$(12,355,727)	$5,255,730
Other comprehensive loss
Net unrealized gains on marketable securities	—	192,919
Reclassification of net realized gains on marketable securities into earnings	—	(192,919)

	—	—

Total comprehensive (loss) income	$(12,355,727)	$5,255,730
Series A preferred stock dividend declared	(15,624)	(15,624)

Comprehensive (loss) income attributable to common shares	$(12,371,351)	$5,240,106

See notes to consolidated financial statements.

D-F-5

Terra Property Trust, Inc.

Consolidated Statements of Changes in Equity

		12.5% Series A Cumulative Non-Voting Preferred Stock		Common Stock				Accumulated Other Comprehensive Income
	Preferred Stock			$0.01 Par Value		Additional Paid-in Capital	Accumulated Deficit
		Shares	Amount	Shares	Amount				Total equity
Balance at January 1, 2021	$—	125	$125,000	19,487,460	$194,875	$373,443,672	$(70,438,482)	$—	$303,325,065
Distributions declared on common shares ($0.88 per share)	—	—	—	—	—	—	(17,110,136)	—	(17,110,136)
Distributions declared on preferred shares	—	—	—	—	—	—	(15,624)	—	(15,624)
Comprehensive loss:
Net loss	—	—	—	—	—	—	(12,355,727)	—	(12,355,727)

Balance at December 31, 2021	$—	125	$125,000	19,487,460	$194,875	$373,443,672	$(99,919,969)	$—	$273,843,578

		12.5% Series A Cumulative Non-Voting Preferred Stock		Common Stock				Accumulated Other Comprehensive Income
	Preferred Stock			$0.01 Par Value		Additional Paid-in Capital	Accumulated Deficit
		Shares	Amount	Shares	Amount				Total equity
Balance at January 1, 2020	$—	125	$125,000	15,125,681	$151,257	$301,727,297	$(54,459,821)	$—	$247,543,733
Issuance of common stock (Note 3)	—	—	—	4,574,470	45,745	75,334,248	—	—	75,379,993
Repurchase of common stock	—	—	—	(212,691)	(2,127)	(3,617,873)	—	—	(3,620,000)
Distributions declared on common shares ($1.16 per share)	—	—	—	—	—	—	(21,218,767)	—	(21,218,767)
Distributions declared on preferred shares	—	—	—	—	—	—	(15,624)	—	(15,624)
Comprehensive income:
Net income	—	—	—	—	—	—	5,255,730	—	5,255,730
Net unrealized gains on marketable securities	—	—	—	—	—	—	—	192,919	192,919
Reclassification of net realized gains on marketable securities into earnings	—	—	—	—	—	—	—	(192,919)	(192,919)

Balance at December 31, 2020	$—	125	$125,000	19,487,460	$194,875	$373,443,672	$(70,438,482)	$—	$303,325,065

See notes to consolidated financial statements.

D-F-6

Terra Property Trust, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2021	2020
Cash flows from operating activities:
Net (loss) income	$(12,355,727)	$5,255,730
Adjustments to reconcile net income to net cash provided by operating activities:
Paid-in-kind interest income, net	(1,000,028)	(2,937,909)
Depreciation and amortization	3,989,114	4,635,980
Provision for loan losses	10,904,163	3,738,758
Impairment charge	3,395,430	—
Lease termination fee income	—	(236,000)
Amortization of net purchase premiums on loans	61,390	57,155
Straight-line rent adjustments	(146,317)	(714,334)
Amortization of deferred financing costs	963,986	1,644,944
Amortization of discount on unsecured notes payable	248,108	—
Net loss on extinguishment of obligations under participation agreements	—	319,453
Amortization of above- and below-market rent intangibles	(392,161)	(1,027,129)
Amortization and accretion of investment-related fees, net	(264,697)	(4,140)
Amortization of above-market rent ground lease	(130,349)	(130,348)
Realized loss on loan repayments	517,989	—
Realized gains on marketable securities	(129,248)	(1,160,162)
Net unrealized gains on marketable securities	(22,500)	(111,494)
Income from equity investment in excess of distributions received	(1,276,726)	(38,640)
Changes in operating assets and liabilities:
Interest receivable	46,552	(632,790)
Due from related party	(2,605,639)	—
Other assets	574,832	(956,735)
Due to Manager	93,226	(409,927)
Unearned income	(215,075)	(490,233)
Interest payable	694,124	109,271
Accounts payable and accrued expenses	(2,704,472)	2,245,242
Other liabilities	3,860,844	(1,229,232)

Net cash provided by operating activities	4,106,819	7,927,460

Cash flows from investing activities:
Origination and purchase of loans	(252,437,733)	(108,488,411)
Proceeds from repayments of loans	196,780,456	66,144,729
Purchase of equity interests in unconsolidated investments	(32,177,108)	(35,862,692)
Purchase of marketable securities	(6,479,148)	(6,039,567)
Proceeds from sale of marketable securities	6,608,396	6,023,723

Net cash used in investing activities	(87,705,137)	(78,222,218)

D-F-7

Terra Property Trust, Inc.

Consolidated Statements of Cash Flows (Continued)

	Years Ended December 31,
	2021	2020
Cash flows from financing activities:
Repayments of obligations under participation agreements	(101,722,161)	(5,855,759)
Proceeds from issuance of unsecured notes payable, net of discount	82,464,844	—
Proceeds from obligations under participation agreements	71,682,634	22,498,765
Proceeds from borrowings under repurchase agreement	44,569,600	22,860,134
Proceeds from borrowings under revolving line of credit	38,575,895	35,000,000
Distributions paid	(17,125,760)	(21,234,391)
Repayment of borrowings under the term loan	(16,585,001)	—
Proceeds from secured borrowing	16,239,256	18,281,848
Repayment of mortgage principal	(12,057,533)	(594,255)
Proceeds from borrowings under the term loan	2,764,020	107,584,451
Change in interest reserve and other deposits held on investments	(4,733,805)	(6,396,547)
Payment of financing costs	(2,295,347)	(2,361,369)
Repayment of borrowings under repurchase agreement	—	(103,994,570)
Repayment of borrowings under revolving line of credit	—	(35,000,000)
Payment for repurchase of common stock	—	(3,620,000)
Proceeds from issuance of common stock in the Merger	—	16,897,074
Proceeds from issuance of common stock to Terra Offshore REIT	—	8,600,000

Net cash provided by financing activities	101,776,642	52,665,381
Net increase in cash, cash equivalents and restricted cash	18,178,324	(17,629,377)
Cash, cash equivalents and restricted cash at beginning of year	32,920,323	50,549,700

Cash, cash equivalents and restricted cash at end of year (Note 2)	$51,098,647	$32,920,323

	Years Ended December 31,
	2021	2020
Supplemental Disclosure of Cash Flows Information:
Cash paid for interest	$22,219,386	$16,317,378

See notes to consolidated financial statements.

D-F-8

Terra Property Trust, Inc.

Consolidated Statements of Cash Flows (Continued)

Supplemental Non-Cash Financing Activities:

Merger

On February 28, 2020, Terra Property Trust, Inc. (the “Company”) entered into certain Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Terra Property Trust 2, Inc. (“TPT2”) and Terra Secured Income Fund 7, LLC (“Terra Fund 7”), the sole stockholder of TPT2, pursuant to which, effective March 1, 2020, TPT2 was merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). In connection with the Merger, the Company issued 2,116,785.76 shares of common stock, par value $0.01 per share, to Terra Fund 7 (Note 3). The following table presents a summary of the consideration exchanged and settlement of the Company’s obligations under participation agreements as a result of the Merger:

Total Consideration
Equity issued in the Merger	$34,630,615
Proceeds from equity issued in the Merger	16,897,074

$17,733,541

Net assets exchanged
Settlement of obligations under participation agreements	$17,688,741
Interest receivable	134,543
Other assets	18,384
Accounts payable and accrued expenses	(57,433)
Due to Manager	(50,694)

$17,733,541

Non-cash Proceeds from Issuance of Common Stock to Terra Offshore REIT

In addition, on March 2, 2020, the Company entered into two separate contribution agreements, (i) by and among the Company, Terra Offshore Funds REIT, LLC (the “Terra Offshore REIT”) and Terra Income Fund International (“TIFI”), and (ii) by and among the Company, Terra Offshore REIT and Terra Secured Income Fund 5 International (“Fund 5 International”), pursuant to which the Company issued an aggregate of 2,457,684.59 shares of common stock in exchange for the settlement of $32.1 million of participation interests in loans held by the Company, $8.6 million in cash, and other net working capital (“Issuance of Common Stock to Terra Offshore REIT”) (Note 3). The following table presents a summary of the consideration exchanged and settlement of the Company’s obligations under participation agreements as a result of the Issuance of Common Stock to Terra Offshore REIT:

Total Consideration
Equity issued to Terra Offshore REIT	$40,749,378
Proceeds from equity issued to Terra Offshore REIT	8,600,000

$32,149,378

Net Assets exchanged
Settlement of obligations under participation agreements	$32,112,257
Interest receivable	270,947
Due to Manager	(233,826)

Net assets acquired excluding cash and cash equivalents	$32,149,378

D-F-9

Terra Property Trust, Inc.

Consolidated Statements of Cash Flows (Continued)

Supplemental Non-Cash Investing Activities:

Lease Termination

In June 2020, the Company received a notice from a tenant occupying a portion of the office building that the Company acquired in July 2018 via foreclosure of their intention to terminate the lease (Note 6). The following table presents a summary of assets received and written off in connection with the lease termination effective September 4, 2020:

Lease Termination Fees:
Cash	$142,620
Furniture & Fixture	236,000

$378,620

Assets and Liabilities Write-offs:
In-place lease intangible assets	$869,694
Below-market rent liabilities	(616,392)

Rent receivable	125,318

$378,620

See notes to consolidated financial statements.

D-F-10

Terra Property Trust, Inc.

Notes to Consolidated Financial Statements

December 31, 2021

Note 1. Business

Terra Property Trust, Inc. (and, together with its consolidated subsidiaries, the “Company” or “Terra Property Trust”) was incorporated under the general corporation laws of the State of Maryland on December 31, 2015. Terra Property Trust is a real estate credit focused company that originates, structures, funds and manages commercial real estate investments, including mezzanine loans, first mortgage loans, subordinated mortgage loans and preferred equity investments. The Company’s loans finance the acquisition, construction, development or redevelopment of quality commercial real estate in the United States. The Company focuses on the origination of middle market loans in the approximately $10 million to $50 million range, to finance properties in primary and secondary markets.

On January 1, 2016, Terra Secured Income Fund 5, LLC (“Terra Fund 5”), the Company’s then parent, contributed its consolidated portfolio of net assets to the Company pursuant to a contribution agreement in exchange for shares of the Company’s common stock. Upon receipt of the contribution of the consolidated portfolio of net assets from Terra Fund 5, the Company commenced its operations on January 1, 2016. On March 2, 2020, the Company engaged in a series of transactions pursuant to which the Company issued an aggregate of 4,574,470.35 shares of its common stock in exchange for the settlement of an aggregate of $49.8 million of participation interests in loans held by the Company, cash of $25.5 million and other working capital. As of December 31, 2021, Terra JV, LLC (“Terra JV”) held 87.4% of the issued and outstanding shares of the Company’s common stock with the remainder held by Terra Offshore REIT (Note 3).

The Company has elected to be taxed, and to qualify annually thereafter, as a real estate investment trust (“REIT”) under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), commencing with the taxable year ended December 31, 2016. As a REIT, the Company is not subject to federal income taxes on income and gains distributed to the stockholders as long as certain requirements are satisfied, principally relating to the nature of income and the level of distributions, as well as other factors. The Company also operates its business in a manner that permits it to maintain its exemption from registration as an “investment company” under the Investment Company Act of 1940, as amended.

The Company’s investment activities are externally managed by Terra REIT Advisors, LLC (“Terra REIT Advisors” or the “Manager”), a subsidiary of the Company’s sponsor, Terra Capital Partners, LLC (“Terra Capital Partners”), pursuant to a management agreement (the “Management Agreement”), under the oversight of the Company’s board of directors (Note 8). The Company does not currently have any employees and does not expect to have any employees. Services necessary for the Company’s business are provided by individuals who are employees of the Manager or by individuals who were contracted by the Company or by the Manager to work on behalf of the Company pursuant to the terms of the Management Agreement. On April 1, 2021, Mavik Capital Management, LP (“Mavik”), an entity controlled by Vikram S. Uppal, the Chief Executive Officer of the Company, completed a series of related transactions that resulted in all of the outstanding interests in Terra Capital Partners, being acquired by Mavik for a combination of cash and interests in Mavik (the “Recapitalization”). No amendments or other modifications were made to the Management Agreement in connection with the Recapitalization, and the Manager and its personnel continue to serve as the external manager of the Company pursuant to the terms of the Management Agreement.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include all of the Company’s accounts and those of its consolidated subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to the current period presentation.

D-F-11

The Company consolidates entities in which it has a controlling financial interest based on either the variable interest entity (“VIE”) or voting interest model. The Company is required to first apply the VIE model to determine whether it holds a variable interest in an entity, and if so, whether the entity is a VIE. If the Company determines it does not hold a variable interest in a VIE, it then applies the voting interest model. Under the voting interest model, the Company consolidates an entity when it holds a majority voting interest in an entity.

The Company accounts for investments in which it has significant influence but not a controlling financial interest using the equity method of accounting (see Note 5).

VIE Model

An entity is considered to be a VIE if any of the following conditions exist: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) the holders of the equity investment at risk, as a group, lack either the direct or indirect ability through voting rights or similar rights to make decisions that have a significant effect on the success of the entity or the obligation to absorb the entity’s expected losses or right to receive the entity’s expected residual returns, or (c) the voting rights of some equity investors are disproportionate to their obligation to absorb losses of the entity, their rights to receive returns from an entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor with disproportionately few voting rights.

Under the VIE model, limited partnerships are considered a VIE unless the limited partners hold substantive kick-out or participating rights over the general partner. The Company consolidates entities that are VIEs when the Company determines it is the primary beneficiary. Generally, the primary beneficiary of a VIE is a reporting entity that has (a) the power to direct the activities that most significantly affect the VIE’s economic performance, and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE.

Loans Held for Investment

The Company originates, acquires, and structures real estate-related loans generally to be held to maturity. Loans held for investment are carried at the principal amount outstanding, adjusted for the accretion of discounts on investments and exit fees, and the amortization of premiums on investments and origination fees. The Company’s preferred equity investments, which are economically similar to mezzanine loans and subordinate to any loans but senior to common equity, are accounted for as loans held for investment. Loans are carried at cost less allowance for loan losses.

Allowance for Loan Losses

The Company’s loans are typically collateralized by either the sponsors’ equity interest in the real estate properties or the underlying real estate properties. As a result, the Company regularly evaluates the extent and impact of any credit migration associated with the performance and/or value of the underlying collateral property as well as the financial and operating capability of the borrower/sponsor on a loan-by-loan basis. Specifically, a property’s operating results and any cash reserves are analyzed and used to assess (i) whether cash from operations and/or reserve balances are sufficient to cover the debt service requirements currently and into the future; (ii) the ability of the borrower to refinance the loan; and/or (iii) the property’s liquidation value. The Company also evaluates the financial wherewithal of the sponsor as well as its competency in managing and operating the real estate property. In addition, the Company considers the overall economic environment, real estate sector, and geographic sub-market in which the borrower operates. Such analyses are completed and reviewed by asset management and finance personnel, who utilize various data sources, including (i) periodic financial data such as debt service coverage ratio, property occupancy, tenant profile, rental rates, operating

D-F-12

Notes to Consolidated Financial Statements

expenses, the borrower’s exit plan, the capitalization and discount rates; (ii) site inspections; and (iii) current credit spreads and discussions with market participants.

The Manager performs a quarterly evaluation for possible impairment of the Company’s portfolio of loans. A loan is impaired if it is deemed probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan. Impairment is measured based on the present value of expected future cash flows or the fair value of the collateral if the loan is collateral dependent. Upon measurement of impairment, the Company records an allowance to reduce the carrying value of the loan with a corresponding charge to net income.

In conjunction with the quarterly evaluation of loans not considered impaired, the Manager assesses the risk factors of each loan and assigns each loan a risk rating between 1 and 5, which is an average of the numerical ratings in the following categories: (i) sponsor capability and financial condition; (ii) loan and collateral performance relative to underwriting; (iii) quality and stability of collateral cash flows and/or reserve balances; and (iv) loan to value. Based on a 5-point scale, the Company’s loans are rated “1” through “5”, from less risk to greater risk, as follows:

Risk Rating	Description
1	Very low risk
2	Low risk
3	Moderate/average risk
4	Higher risk
5	Highest risk

The Company records an allowance for loan losses equal to (i) 1.5% of the aggregate carrying amount of loans rated as a “4”, plus (ii) 5% of the aggregate carrying amount of loans rated as a “5”, plus (iii) impaired loan reserves, if any.

There may be circumstances where the Company modifies a loan by granting the borrower a concession that it might not otherwise consider when a borrower is experiencing financial difficulty or is expected to experience financial difficulty in the foreseeable future. Such concessionary modifications are classified as troubled debt restructurings (“TDR”s) unless the modification solely results in a delay in a payment that is insignificant. Loans classified as TDRs are considered impaired loans for reporting and measurement purposes.

Equity Investment in Unconsolidated Investments

The Company accounts for its equity interests in unconsolidated investments under the equity method of accounting, i.e., at cost, increased or decreased by its share of earnings or losses, less distributions, plus contributions and other adjustments required by equity method accounting.

The Company evaluates its equity investment unconsolidated investments on a periodic basis to determine if there are any indicators that the value of its equity investments may be impaired and whether or not that impairment is other-than-temporary. To the extent an impairment has occurred and is determined to be other-than-temporary, the Company measures the charge as the excess of the carrying value of its investment over its estimated fair value, which is determined by calculating its share of the estimated fair market value of the underlying net assets based on the terms of the applicable partnership or joint venture agreements.

Marketable Securities

The Company from time to time invests in short term debt and equity securities. These securities are classified as available-for-sale and are carried at fair value. Changes in the fair value of equity securities are

D-F-13

Notes to Consolidated Financial Statements

recognized in earnings. Changes in the fair value of debt securities are reported in other comprehensive income until a gain or loss on the securities is realized.

Real Estate Owned, Net

Real estate acquired is recorded at its estimated fair value at acquisition and is shown net of accumulated depreciation and impairment charges.

Acquisition of properties generally are accounted for as asset acquisitions. Under asset acquisition accounting, the costs to acquire real estate, including transaction costs, are accumulated and then allocated to individual assets and liabilities acquired based upon their relative fair value. The Company allocates the purchase price of its real estate acquisitions to land, building, tenant improvements, acquired in-place leases, intangibles for the value of any above or below market leases at fair value and to any other identified intangible assets or liabilities. The Company amortizes the value allocated to in-place leases over the remaining lease term, which is reported in depreciation and amortization expense on its consolidated statements of operations. The value allocated to above or below market leases are amortized over the remaining lease term as an adjustment to rental income.

Real estate assets are depreciated using the straight-line method over their estimated useful lives: buildings and improvements — not to exceed 40 years, and tenant improvements — shorter of the lease term or life of the asset. Ordinary repairs and maintenance which are not reimbursed by the tenants are expensed as incurred. Major replacements and betterments which improve or extend the life of the asset are capitalized and depreciated over their estimated useful life.

Management reviews the Company’s real estate for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The review of recoverability is based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate assets. If impaired, the real estate asset will be written down to its estimated fair value.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases in which the Company is the lessee are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company’s lease typically does not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made in advance and excludes lease incentives if there were any. The Company’s lease term may include options to extend or terminate the lease when it is reasonably certain that it will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Revenue Recognition

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

D-F-14

Notes to Consolidated Financial Statements

Interest Income: Interest income is accrued based upon the outstanding principal amount and contractual terms of the loans and preferred equity investments that the Company expects to collect and it is accrued and recorded on a daily basis. Discounts and premiums on investments purchased are accreted or amortized over the expected life of the respective loan using the effective yield method, and are included in interest income in the consolidated statements of operations. Loan origination fees and exit fees, net of portions attributable to obligations under participation agreements, are capitalized and amortized or accreted to interest income over the life of the investment using the effective yield method. Income accrual is generally suspended for loans at the earlier of the date at which payments become 90 days past due or when, in the opinion of the Manager, recovery of income and principal becomes doubtful. Outstanding interest receivable is assessed for recoverability. Interest is then recorded on the basis of cash received until accrual is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability.

The Company holds loans in its portfolio that contain paid-in-kind (“PIK”) interest provisions. The PIK interest, which represents contractually deferred interest that is added to the principal balance that is due at maturity, is recorded on the accrual basis.

Real Estate Operating Revenues: Real estate operating revenue is derived from leasing of space to various types of tenants. The leases are for fixed terms of varying length and generally provide for annual rent increases and expense reimbursements to be paid in monthly installments. Lease revenue, or rental income from leases, is recognized on a straight-line basis over the term of the respective leases. Additionally, the Company recorded above- and below-market lease intangibles, which are included in real estate owned, net, in connection with the acquisition of the real estate properties. These intangible assets and liabilities are amortized to lease revenue over the remaining contractual lease term.

Other Revenues: Prepayment fee income is recognized as prepayments occur. All other income is recognized when earned.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments, with original maturities of ninety days or less when purchased, as cash equivalents. Cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains all of its cash at financial institutions which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Restricted cash represents cash held as additional collateral by the Company on behalf of the borrowers related to the investments in loans or preferred equity instruments for the purpose of such borrowers making interest and property-related operating payments. Restricted cash is not available for general corporate purposes. The related liability is recorded in “Interest reserve and other deposits held on investments” on the consolidated balance sheets.

Cash held in escrow by lender represents amounts funded to an escrow account for debt services and tenant improvements.

D-F-15

Notes to Consolidated Financial Statements

The following table provides a reconciliation of cash, cash equivalents and restricted cash in the Company’s consolidated balance sheets to the total amount shown in its consolidated statements of cash flows:

	December 31,
	2021	2020
Cash and cash equivalents	$35,783,956	$18,607,952
Restricted cash	7,411,811	12,145,616
Cash held in escrow by lender	7,902,880	2,166,755

Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$51,098,647	$32,920,323

Participation Interests

Loan participations from the Company which do not qualify for sale treatment remain on the Company’s consolidated balance sheets and the proceeds are recorded as obligations under participation agreements. For the investments for which participation has been granted, the interest earned on the entire loan balance is recorded within “Interest income” and the interest related to the participation interest is recorded within “Interest expense from obligations under participation agreements” in the consolidated statements of operations. Interest expense from obligations under participation agreement is reversed when recovery of interest income on the related loan becomes doubtful. See “Obligations under Participation Agreements” in Note 9 for additional information.

Term Loan

The Company finances certain of its senior loans through borrowings under an indenture and credit agreement. The Company accounts for the borrowings as a term loan, which is carried at the contractual amount (cost), net of unamortized deferred financing fees.

Repurchase Agreement

The Company financed certain of its senior loans through repurchase transactions under a master repurchase agreement. The Company accounted for the repurchase transactions as secured borrowing transactions, which are carried at their contractual amounts (cost), net of unamortized deferred financing fees.

Fair Value Measurements

United States generally accepted accounting principles (“U.S. GAAP”) establishes market-based or observable inputs as the preferred source of values, followed by valuation models using management assumptions in the absence of market inputs. The Company has not elected the fair value option for its financial instruments, including loans held for investment, loans held for investment acquired through participation, obligations under participation agreements, secured borrowing, unsecured notes, mortgage loan payable, term loan payable, repurchase agreement payment and revolving line of credit. Such financial instruments are carried at cost, less impairment, where applicable. Marketable securities are financial instruments that are reported at fair value.

Deferred Financing Costs

Deferred financing costs represent fees and expenses incurred in connection with obtaining financing for investments. These costs are presented in the consolidated balance sheets as a direct deduction of the debt liability to which the costs pertain. These costs are amortized using the effective interest method and are included in interest expense on the applicable borrowings in the consolidated statements of operations over the life of the borrowings.

D-F-16

Notes to Consolidated Financial Statements

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code commencing with the taxable year ended December 31, 2016. In order to qualify as a REIT, the Company is required, among other things, to distribute at least 90% of its REIT net taxable income to the stockholders and meet certain tests regarding the nature of its income and assets. As a REIT, the Company is not subject to federal income taxes on income and gains distributed to the stockholders as long as certain requirements are satisfied, principally relating to the nature of income and the level of distributions, as well as other factors. If the Company fails to continue to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, the Company will be subject to U.S. federal and state income taxes at regular corporate rates (including any applicable alternative minimum tax for taxable years before 2018) beginning with the year in which it fails to qualify and may be precluded from being able to elect to be treated as a REIT for the Company’s four subsequent taxable years. Any gains from the sale of foreclosed properties within two years are subject to U.S. federal and state income taxes at regular corporate rates. As of December 31, 2021, the Company has satisfied all the requirements for a REIT.

The Company did not have any uncertain tax positions that met the recognition or measurement criteria of Accounting Standards Codification (“ASC”) 740-10-25, Income Taxes, nor did the Company have any unrecognized tax benefits as of the periods presented herein. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities as income tax expense in its consolidated statements of operations. For the years ended December 31, 2021 and 2020, the Company did not incur any interest or penalties. Although the Company files federal and state tax returns, its major tax jurisdiction is federal. The Company’s 2018-2020 federal tax returns remain subject to examination by the Internal Revenue Service.

Earnings Per Share

The Company has a simple equity capital structure with only common stock and preferred stock outstanding. As a result, earnings per share, as presented, represent both basic and dilutive per-share amounts for the periods presented in the consolidated financial statements. Income per basic share of common stock is calculated by dividing net income allocable to common stock by the weighted-average number of shares of common stock issued and outstanding during such period.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may ultimately differ from those estimates, and those differences could be material.

The coronavirus (“COVID-19”) pandemic has had a significant impact on local, national and global economies and has resulted in a world-wide economic slowdown. However, after two years into the COVID-19 pandemic, the real estate market has started to recover from the dislocation it experienced over the past year. A strong pace of vaccination along with aggressive fiscal stimulus, has improved the outlook for the real estate market. The Company continues to closely monitor the impact of the COVID-19 pandemic on all aspects of its investments and operations. The Company believes the estimates and assumptions underlying its financial statements are reasonable and supportable based on the information available as of December 31, 2021; however, the extent to which the COVID-19 pandemic may impact the Company’s investments and operations going forward will depend on future developments, which are highly uncertain and cannot be predicted with confidence. These developments include the duration of the outbreak, the impact of the global vaccination effort,

D-F-17

Notes to Consolidated Financial Statements

any new strains of the virus that are resistant to available vaccines, the impact of government stimulus, new information that may emerge concerning the severity of the COVID-19 pandemic, and actions taken by federal, state and local agencies as well as the general public to contain the COVID-19 pandemic or treat its impact, among others. Accordingly, any estimates and assumptions as of December 31, 2021 are inherently less certain than they would be absent the current and potential impacts of the COVID-19 pandemic.

Segment Information

The Company’s primary business is originating, acquiring and structuring real estate-related loans related to high quality commercial real estate. From time to time, the Company may acquire real estate encumbering the senior loans through foreclosure. However, management treats the operations of the real estate acquired through foreclosure as the continuation of the original senior loans. The Company operates in a single segment focused on mezzanine loans, other loans and preferred equity investments, and to a lesser extent, owning and managing real estate.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. In April 2019, the FASB issued additional amendments to clarify the scope of ASU 2016-13 and address issues related to accrued interest receivable balances, recoveries, variable interest rates and prepayments, among other things. In May 2019, the FASB issued ASU 2019-05 — Targeted Transition Relief, which provides an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. In October 2019, the FASB decided that for smaller reporting companies, ASU 2016-13 and related amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company meets the definition of a smaller reporting company under the regulation of the Securities and Exchange Commission. As such, the Company will adopt this ASU and related amendments on January 1, 2023. Management is currently evaluating the impact this change will have on the Company’s consolidated financial statements and disclosures.

London Interbank Offered Rate (“LIBOR”) is a benchmark interest rate referenced in a variety of agreements that are used by all types of entities. In July 2017, the U.K. Financial Conduct Authority, which regulates the LIBOR administrator, ICE Benchmark Administration Limited (“IBA”), announced that it would cease to compel banks to participate in setting LIBOR as a benchmark by the end of 2021, which has subsequently been delay to June 30, 2023. In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) — Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). The amendments in ASU 2020-04 provide optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848), which expanded the scope of Topic 848 to include derivative instruments impacted by discounting transition (“ASU 2021-01”). ASU 2020-04 and ASU 2021-01 are effective for all entities through December 31, 2022. The expedients and exceptions provided by the amendments do not apply to contract modifications and hedging relationships entered into or evaluated after December 31, 2022, except for hedging transactions as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. In the event LIBOR is unavailable, the Company’s investment documents provide for a substitute index, on a basis generally consistent with market practice, intended to put the Company in substantially the

D-F-18

Notes to Consolidated Financial Statements

same economic position as LIBOR. As a result, the Company does not expect the reference rate reform and the adoption of ASU 2020-04 and ASU 2021-01 to have a material impact on its consolidated financial statements and disclosures.

Note 3. Merger and Issuance of Common Stock to Terra Offshore REIT

Merger

On February 28, 2020, the Company entered into the Merger Agreement pursuant to which TPT2 was merged with and into the Company, with the Company continuing as the surviving corporation, effective March 1, 2020. In connection with the Merger, each share of common stock, par value $0.01 per share, of TPT2 issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive from the Company a number of shares of common stock, par value $0.01 per share, of the Company equal to an exchange ratio, which was 1.2031. The exchange ratio was based on the relative net asset values of the Company and TPT2 as of December 31, 2019 as adjusted to reflect changes in the net working capital of each of the Company and TPT2 during the period from January 1, 2020 through March 1, 2020, the effective time for the Merger. For purposes of determining the respective fair values of the Company and TPT2, the value of the loans (or participation interests therein) held by each of the Company and TPT2 was the value of such loans (or participation interests) as set forth in the audited financial statements of the Company as of and for the year ended December 31, 2019. As a result, Terra Fund 7, the sole stockholder of TPT2, received 2,116,785.76 shares of common stock of the Company as consideration in the Merger. The shares of common stock were issued in a private placement in reliance on Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder.

The following table presents a summary of the consideration exchanged and settlement of the Company’s obligations under participation agreements as a result of the Merger:

Total Consideration
Equity issued in the Merger	$34,630,615

$34,630,615

Net Assets of TPT2 Received in the Merger
Loans held for investment acquired through participation	$17,688,741
Cash and cash equivalents	16,897,074
Interest receivable	134,543
Other assets	18,384
Accounts payable and accrued expenses	(57,433)
Due to Manager	(50,694)

Total identifiable net assets	$34,630,615

The fair value of the 2,116,785.76 shares of the Company’s stock issued in the Merger as consideration paid for TPT2 was derived from the fair value per share of the Company as of December 31, 2019 as adjusted to reflect the change in the net working capital of the Company during the period from January 1, 2020 through March 1, 2020, the effective time of the Merger.

In connection with the Merger, the size of the board of directors of the Company was reduced from eight directors to four directors, with Andrew M. Axelrod, Vikram S. Uppal, Roger H. Beless and Michael L. Evans continuing as directors of the Company. On November 10, 2021, Andrew M. Axelrod, resigned as the Company’s director effectively immediately. Following Mr. Axelrod’s resignation, the size of the board of directors of the Company was reduced from four directors to three directors.

D-F-19

Notes to Consolidated Financial Statements

Issuance of Common Stock to Terra Offshore REIT

In addition, on March 2, 2020, the Company entered into two separate contribution agreements, one by and among the Company, Terra Offshore REIT and TIFI, and another by and among the Company, Terra Offshore REIT and Fund 5 International, pursuant to which the Company issued 2,457,684.59 shares of common stock of the Company to Terra Offshore REIT in exchange for the settlement of $32.1 million of participation interests in loans also held by the Company, $8.6 million in cash and other net working capital. The shares of common stock were issued in a private placement in reliance on Section 4(a)(2) under the Securities Act and the rules and regulations promulgated thereunder.

The fair value of the 2,457,684.59 shares of the Company’s stock issued in the transaction as consideration paid for Terra Offshore REIT was derived from the fair value per share of the Company as of December 31, 2019, which was the most recently determined fair value per share of the Company.

The following table presents a summary of the consideration exchanged and settlement of the Company’s obligations under participation agreements as a result of the Issuance of Common Stock to Terra Offshore REIT:

Total Consideration
Equity issued to Terra Offshore REIT	$40,749,378

$40,749,378

Net Assets of Terra Offshore REIT Received
Investments through participation interest, at fair value	$32,112,257
Cash and cash equivalents	8,600,000
Interest receivable	270,947
Due to Manager	(233,826)

Total identifiable net assets	$40,749,378

On April 29, 2020, the Company repurchased 212,691 shares of common stock at a price of $17.02 per share that the Company had previously sold to Terra Offshore REIT on September 30, 2019 (Note 8).

Terra JV, LLC

Prior to the completion of the Merger and the Issuance of Common Stock to Terra Offshore REIT transactions described above, Terra Fund 5 owned approximately 98.6% of the issued and outstanding shares of the Company’s common stock indirectly through its wholly owned subsidiary, Terra JV, of which Terra Fund 5 was the sole managing member, and the remaining issued and outstanding shares of the Company’s common stock were owned by Terra Offshore REIT.

As described above, the Company acquired TPT2 in the Merger and, in connection with such transaction, Terra Fund 7 contributed the shares of the Company’s common stock received as consideration in the Merger to Terra JV and became a co-managing member of Terra JV pursuant to the amended and restated operating agreement of Terra JV, dated March 2, 2020 (the “JV Agreement”). The JV Agreement and related stockholders agreement between Terra JV and the Company, dated March 2, 2020, provide for the joint approval of Terra Fund 5 and Terra Fund 7 with respect to certain major decisions that are taken by Terra JV and the Company.

On March 2, 2020, the Company, Terra Fund 5, Terra JV and Terra REIT Advisors also entered into the Amended and Restated Voting Agreement (the “Voting Agreement”), pursuant to which Terra Fund 5 assigned its rights and obligations under the Voting Agreement to Terra JV. Consistent with the original voting agreement dated February 8, 2018, for the period that Terra REIT Advisors remains the external manager of the Company,

D-F-20

Notes to Consolidated Financial Statements

Terra REIT Advisors will have the right to nominate two individuals to serve as directors of the Company and, until Terra JV no longer holds at least 10% of the outstanding shares of the Company’s common stock, Terra JV will have the right to nominate one individual to serve as a director of the Company.

As of December 31, 2021, Terra JV owns 87.4% of the issued and outstanding shares of the Company’s common stock with the remainder held by Terra Offshore REIT, and Terra Fund 5 and Terra Fund 7 own an 87.6% and 12.4% interest, respectively, in Terra JV.

Net Loss on Extinguishment of Obligations Under Participation Agreements

As discussed in Note 7, in the normal course of business, the Company may enter into participation agreements with related parties, primarily other affiliated funds managed by the Manager, and to a lesser extent, unrelated parties. The obligations under participation agreements were released as a result of the Merger and the Issuance of Common Stock to Terra Offshore REIT. In connection with these transactions, the Company recognized a net loss of $0.3 million for the three months ended March 31, 2020, which was primarily related to transaction costs incurred in connection with both transactions.

Note 4. Loans Held for Investment

Portfolio Summary

The following table provides a summary of the Company’s loan portfolio as of December 31, 2021 and 2020:

	December 31, 2021			December 31, 2020
	Fixed Rate	Floating Rate (1)(2)(3)	Total	Fixed Rate	Floating Rate (1)(2)(3)	Total
Number of loans	6	15	21	6	14	20
Principal balance	$74,880,728	$405,270,423	$480,151,151	$56,335,792	$367,838,966	$424,174,758
Carrying value	$75,520,212	$394,153,102	$469,673,314	$56,464,310	$365,816,205	$422,280,515
Fair value	$75,449,410	$391,752,209	$467,201,619	$56,284,334	$363,122,860	$419,407,194
Weighted-average coupon rate	12.39%	7.01%	7.85%	12.17%	7.95%	8.51%
Weighted-average remaining term (years)	1.93	1.45	1.53	1.78	1.44	1.48

(1)	These loans pay a coupon rate of LIBOR plus a fixed spread. Coupon rate shown was determined using LIBOR of 0.10% and 0.14% as of December 31, 2021 and 2020, respectively.
(2)

As of December 31, 2021 and 2020, amounts included $163.1 million and $184.2 million of senior mortgages used as collateral for $93.8 million and $107.6 million of borrowings under a term loan, respectively (Note 9). As of December 31, 2021, amounts also included $60.1 million of senior mortgages used as collateral for $38.6 million of borrowings under a revolving line of credit and $67.4 million of senior mortgages used as collateral for $44.6 million of borrowings under a repurchase agreement. Borrowings under the term loan bear interest at an annual rate of LIBOR plus 4.25% with a LIBOR floor of 1.00%. Borrowings under the revolving line of credit bear interest at a minimum rate of 4.0%. Borrowings under the repurchase agreement bears interest at an annual rate of LIBOR plus an applicable spread which ranges from 1.60% to 1.85%.

(3)	As of December 31, 2021 and 2020, thirteen and twelve of these loans, respectively, are subject to a LIBOR floor.

D-F-21

Notes to Consolidated Financial Statements

Lending Activities

The following table presents the activities of the Company’s loan portfolio for the years ended December 31, 2021 and 2020:

	Loans Held for Investment	Loans Held for Investment through Participation Interests	Total
Balance, January 1, 2021	$417,986,462	$4,294,053	$422,280,515
New loans made	240,130,367	12,307,366	252,437,733
Principal repayments received	(192,530,456)	(4,250,000)	(196,780,456)
PIK interest (1)	1,955,109	—	1,955,109
Net amortization of premiums on loans	(61,390)	—	(61,390)
Accrual, payment and accretion of investment-related fees and other, net	1,405,206	(7,687)	1,397,519
Realized loss on loan repayments (2)(3)	(651,553)	—	(651,553)
Provision for loan losses	(10,904,163)	—	(10,904,163)

Balance, December 31, 2021	$457,329,582	$12,343,732	$469,673,314

	Loans Held for Investment	Loans Held for Investment through Participation Interests	Total
Balance, January 1, 2020	$375,462,222	$3,150,546	$378,612,768
New loans made	107,359,299	1,129,112	108,488,411
Principal repayments received	(66,144,729)	—	(66,144,729)
PIK interest (1)	4,442,759	—	4,442,759
Net amortization of premiums on loans	(61,391)	—	(61,391)
Accrual, payment and accretion of investment-related fees, net	667,060	14,395	681,455
Provision for loan losses	(3,738,758)	—	(3,738,758)

Balance, December 31, 2020	$417,986,462	$4,294,053	$422,280,515

(1)

Certain loans in the Company’s portfolio contain PIK interest provisions. The PIK interest represents contractually deferred interest that is added to the principal balance. PIK interest related to obligations under participation agreements amounted to $1.0 million and $1.5 million for the years ended December 31, 2021 and 2020, respectively.

(2)

On September 2, 2021, the Company foreclosed on a hotel property encumbered by a first mortgage and the related subordinated mezzanine loan, both of which were held by the Company, with an aggregate principal balance $14.6 million. On September 23, 2021, the hotel property was sold to a third party for $13.8 million. The net proceeds from the sale, together with a payment under a contractual guarantee of $0.8 million from the borrower, were used to pay off both loans in full. In connection with the loan repayment, the related obligation under participation agreement of $6.4 million was simultaneously satisfied. In connection with the loan repayment, the Company recorded a loss of $0.4 million related to the write-off of the interest accrued but uncollected in the third quarter of 2021, excluding the amount attributable to obligations under participation agreements of $0.1 million.

(3)	Amount also included realized loss of $0.3 million related to the TDR transaction described below.

D-F-22

Notes to Consolidated Financial Statements

Portfolio Information

The tables below detail the types of loans in the Company’s loan portfolio, as well as the property type and geographic location of the properties securing these loans as of December 31, 2021 and 2020:

	December 31, 2021			December 31, 2020
Loan Structure	Principal Balance	Carrying Value	% of Total	Principal Balance	Carrying Value	% of Total
First mortgages	$345,454,454	$348,101,455	74.0%	$254,042,847	$255,093,989	60.5%
Preferred equity investments	92,252,340	92,400,572	19.7%	141,590,632	142,002,144	33.6%
Mezzanine loans	17,444,357	17,622,804	3.8%	28,541,279	28,923,140	6.8%
Credit facility	25,000,000	25,206,964	5.4%	—	—	—%
Allowance for loan losses	—	(13,658,481)	(2.9)%	—	(3,738,758)	(0.9)%

Total	$480,151,151	$469,673,314	100.0%	$424,174,758	$422,280,515	100.0%

	December 31, 2021			December 31, 2020
Property Type	Principal Balance	Carrying Value	% of Total	Principal Balance	Carrying Value	% of Total
Office	$221,596,870	$222,426,872	47.3%	$182,698,225	$183,053,751	43.3%
Multifamily	80,805,787	81,835,756	17.4%	150,873,173	151,768,347	35.9%
Hotel — full/select service	56,847,381	57,395,682	12.2%	49,142,809	49,393,251	11.7%
Industrial	32,000,000	32,206,964	6.9%	7,000,000	7,000,000	1.7%
Student housing	31,000,000	31,565,670	6.7%	3,000,000	3,204,375	0.8%
Infill land	28,960,455	28,923,827	6.2%	10,442,567	10,537,512	2.5%
Mixed use	28,940,658	28,977,024	6.2%	16,767,984	16,767,984	4.0%
Hotel — extended stay	—	—	—%	4,250,000	4,294,053	1.0%
Allowance for loan losses	—	(13,658,481)	(2.9)%	—	(3,738,758)	(0.9)%

Total	$480,151,151	$469,673,314	100.0%	$424,174,758	$422,280,515	100.0%

During the first quarter of 2021, the Company reclassified the property types of collateral on certain loans to multifamily to better reflect the tenant mix of each property. Additionally, the Company categorized hotel properties further to hotel — full/selected service and hotel — extended stay. The prior period amounts have been reclassified to conform to the current period presentation.

	December 31, 2021			December 31, 2020
Geographic Location	Principal Balance	Carrying Value	% of Total	Principal Balance	Carrying Value	% of Total
United States
California	$234,968,151	$237,015,597	50.4%	$200,279,688	$200,990,328	47.6%
New York	92,252,340	92,400,572	19.7%	79,187,004	79,310,276	18.8%
Georgia	53,289,288	53,536,884	11.4%	74,116,787	74,505,752	17.6%
North Carolina	44,492,971	44,704,699	9.5%	33,242,567	33,438,806	7.9%
Utah	28,000,000	28,420,056	6.1%	—	—	—%
Texas	13,625,000	13,725,690	2.9%	3,848,712	3,887,200	0.9%
Massachusetts	7,000,000	7,000,000	1.5%	7,000,000	7,000,000	1.7%
Washington	3,523,401	3,382,683	0.7%	23,500,000	23,682,536	5.6%
South Carolina	3,000,000	3,145,614	0.7%	3,000,000	3,204,375	0.8%
Allowance for loan losses	—	(13,658,481)	(2.9)%	—	(3,738,758)	(0.9)%

Total	$480,151,151	$469,673,314	100.0%	$424,174,758	$422,280,515	100.0%

D-F-23

Notes to Consolidated Financial Statements

Loan Risk Rating

As described in Note 2, the Manager evaluates the Company’s loan portfolio on a quarterly basis or more frequently as needed. In conjunction with the quarterly review of the Company’s loan portfolio, the Manager assesses the risk factors of each loan, and assigns a risk rating based on a five-point scale with “1” being the lowest risk and “5” being the greatest risk.

The following table allocates the principal balance and the carrying value of the Company’s loans based on the loan risk rating as of December 31, 2021 and 2020:

	December 31, 2021				December 31, 2020
Loan Risk Rating	Number of Loans	Principal Balance	Carrying Value	% of Total	Number of Loans	Principal Balance	Carrying Value	% of Total
1	—	$—	$—	—%	—	$—	$—	—%
2	2	25,000,000	25,041,124	5.2%	1	7,000,000	7,000,000	1.6%
3	15	349,273,811	352,164,409	72.9%	14	323,696,475	325,284,285	76.4%
4	1	60,012,639	60,012,639	12.4%	3	72,861,587	73,079,804	17.2%
5	—	—	—	—%	1	3,848,712	3,887,200	0.9%
Other (1)	3	45,864,701	46,113,623	9.5%	1	16,767,984	16,767,984	3.9%

	21	$480,151,151	483,331,795	100.0%	20	$424,174,758	426,019,273	100.0%

Allowance for loan losses			(13,658,481)				(3,738,758)

Total, net of allowance for loan losses			$469,673,314				$422,280,515

(1)

Because these loans have an event of default, they are removed from the pool of loans on which a general allowance is calculated and are evaluated for collectibility individually. As of December 31, 2021 and 2020, the specific allowance for loan losses on these loans were $12.8 million and $2.5 million, respectively, as a result of a decline in the fair value of the respective collateral.

As of December 31, 2021, the Company had one loan with a loan risk rating of “4” and no loans with a loan risk rating of “5” and recorded general allowance for loan losses of $0.6 million for the year ended December 31, 2021. As of December 31, 2020, the Company had three loans with a loan risk rating of “4” and one loan with a loan risk rating of “5” and recorded general allowance for loan losses of $1.3 million for the year ended December 31, 2020. Additionally, as of December 31, 2021 and 2020, the Company had three and one loans, respectively, deemed impaired and recorded specific allowance for loan losses of $10.3 million and $2.5 million, respectively, as a result of a decline in the value of the underlying collateral.

The following table presents the activity in the Company’s allowance for loan losses for the years ended December 31, 2021 and 2020:

	Years Ended December 31,
	2021	2020
Allowance for loan losses, beginning of period	$3,738,758	$—
Provision for loan losses	10,904,163	3,738,758
Charge-offs (1)	(984,440)	—
Recoveries	—	—

Allowance for loan losses, end of period	$13,658,481	$3,738,758

(1)	Amount related to the TDR described below.

D-F-24

Notes to Consolidated Financial Statements

As of both December 31, 2021 and 2020, the Company had one loan that was in maturity default. Additionally, for the year ended December 31, 2021, the Company suspended interest income accrual of $3.6 million on three loans, because recovery of such income was doubtful. There was no suspension of such interest income for the year ended December 31, 2020.

Troubled Debt Restructuring

As of December 31, 2021, the Company had a recorded investment in troubled debt restructuring of $13.7 million. There were no such loans as of December 31, 2020.

Due to financial difficulty resulting from the COVID-19 pandemic, a borrower defaulted on interest payments in May 2020 on a $3.5 million mezzanine loan and the Company subsequently suspended the interest accrual. The Company purchased the senior loan from a third-party lender on September 3, 2021 in order to facilitate a refinancing. Subsequently on September 23, 2021, the senior and mezzanine loans were refinanced and the Company issued a new senior loan with a committed amount of $14.7 million, of which $13.6 million was funded at closing. The concession granted in the refinancing was the forgiveness of principal and accrued interest of $1.3 million on the mezzanine loan, of which $1.0 million was previously recorded as an allowance for loan losses, in addition to $0.4 million of nonaccrual interest. The Company classified the refinancing as a TDR as it met all the conditions to be considered a TDR pursuant to ASC 310-40.

The following table summarizes the recorded investment of TDR as of the date of restructuring:

Number of loans modified	1
Pre-modified recorded carrying value	$18,503,470
Post-modified recorded carrying value (1)	$13,625,000

(1)

As of December 31, 2021, the principal balance of this loan was $13.6 million and the carrying value of this loan, which includes the present value of the exit fee, was $13.7 million. There is no allowance for loan losses recorded for this new senior loan.

Once classified as a TDR, the new senior loan is classified as an impaired loan until it is extinguished and the carrying value is evaluated at each reporting date for collectability based on the fair value of the underlying collateral. Since the fair value of the collateral is greater than the carrying value of the new senior loan, no specific allowance was recorded as of December 31, 2021. For the period ended December 31, 2021, interest income from the new senior loan was $0.3 million.

Note 5. Equity Investment in Unconsolidated Investments

The Company owns interests in a limited partnership and two joint ventures. The Company accounts for its interests in these investments under the equity method of accounting (Note 2). The Company classifies distributions received from equity method investments using the cumulative earnings approach. Distributions received are considered returns on the investment and classified as cash inflows from operating activities. If, however, the investor’s cumulative distributions received, less distributions received in prior periods determined to be returns of investment, exceeds cumulative equity in earnings recognized, the excess is considered a return of investment and is classified as cash inflows from investing activities.

Equity Investment in a Limited Partnership

On August 3, 2020, the Company entered into a subscription agreement with Mavik Real Estate Special Opportunities Fund, LP (“RESOF”) (formerly known as Terra Real Estate Credit Opportunities Fund, LP)

D-F-25

Notes to Consolidated Financial Statements

whereby the Company committed to fund up to $50.0 million to purchase a limited partnership interest in RESOF. RESOF’s primary investment objective is to generate attractive risk-adjusted returns by purchasing performing and non-performing mortgages, loans, mezzanines and other credit instruments supported by underlying commercial real estate assets. RESOF may also opportunistically originate high-yield mortgages or loans in real estate special situations including rescue financings, bridge loans, restructurings and bankruptcies (including debtor-in-possession loans). The general partner of RESOF is Mavik Real Estate Special Opportunities Fund GP, LLC (formerly known as Terra Real Estate Credit Opportunities Fund GP, LLC), which is a subsidiary of the Company’s sponsor, Terra Capital Partners. As of December 31, 2021 and 2020, the unfunded commitment was $15.1 million and $14.1 million, respectively.

The Company evaluated its equity interest in RESOF and determined it does not have a controlling financial interest and is not the primary beneficiary. Accordingly, the equity interest in RESOF is accounted for as an equity method investment. As of December 31, 2021 and 2020, the Company owned 50.0% and 90.3% of equity interest in RESOF, respectively. As of December 31, 2021 and 2020, the carrying value of the Company’s investment in RESOF was $40.5 million and $36.3 million, respectively. For the year ended December 31, 2021, the Company recorded equity income from RESOF of $6.2 million and received distributions of $3.5 million from RESOF. For the year ended December 31, 2020, the Company recorded equity income from RESOF of $0.04 million and did not received any distributions.

In connection with the equity investment in RESOF, the Company paid origination fees to the Manager totaling $0.5 million, to be amortized to equity income on a straight-line basis over the life of RESOF.

The following tables present summarized financial information of the Company’s equity investment in RESOF. Amounts provided are the total amounts attributable to the investment and do not represent the Company’s proportionate share:

	December 31,
	2021	2020
Investments at fair value (cost of $107,261,022 and $44,174,031, respectively)	$108,359,898	$44,715,979
Other assets	5,484,087	5,331,840

Total assets	113,843,985	50,047,819

Revolving line of credit, net of financing costs	14,909,717	—
Obligations under participation agreement (proceeds of $14,252,357 and $6,295,100, respectively)	14,351,617	6,347,478
Other liabilities	5,296,603	4,204,147

Total liabilities	34,557,937	10,551,625

Partners’ capital	$79,286,048	$39,496,194

	Years Ended December 31,
	2021	2020
Total investment income	$11,769,083	$239,837
Total expenses	2,381,145	614,362

Net investment income (loss)	9,387,938	(374,525)
Unrealized appreciation on investments	524,113	417,300

Net increase in partners’ capital resulting from operations	$9,912,051	$42,775

D-F-26

Notes to Consolidated Financial Statements

Equity Investment in Joint Ventures

In the fourth quarter of 2021, the Company purchased equity interests in two joint ventures that invest in real estate properties. The Company evaluated its equity interests in the joint ventures and determined it does not have a controlling financial interest and is not the primary beneficiary. Accordingly, the equity interests in the joint ventures are accounted for as equity method investments. The following table presents the Company’s ownership interests in its equity investments in the joint ventures and their respective carrying values:

		Ownership Interest at December 31, 2021	Carrying Value at December 31,
Entity	Co-owner		2021	2020
LEL Arlington JV LLC	Third party	80%	$23,949,044	$—
LEL NW 49th JV LLC	Third party	80%	5,306,467	—

			$29,255,511	$—

The following tables present estimated combined summarized financial information of the Company’s equity investment in the joint ventures. Amounts provided are the total amounts attributable to the joint ventures and do not represent the Company’s proportionate share:

	December 31,
	2021	2020
Net investments in real estate	$115,636,424	$—
Other assets	4,856,249	—

Total assets	120,492,673	—

Mortgage loan payable	83,445,235	—
Other liabilities	1,305,572	—

Total liabilities	84,750,807	—

Members’ capital	$35,741,866	$—

	Years Ended December 31,
	2021	2020
Revenues	$1,448,431	$—
Expenses	1,752,076	—

Net loss	$(303,645)	$—

For the year ended December 31, 2021, the Company recorded equity loss from the joint ventures of $0.2 million and did not receive any distributions. There was no such equity income or loss recorded or distributions received for the year ended December 31, 2020. In connection with these investments, the Company paid origination fee to the Manager totaling $0.3 million, to be amortize to equity income over the life of the respective joint venture.

Note 6. Real Estate Owned, Net

Real Estate Activities

2021 — In September 2021, the Company signed a new lease for the vacant space in the office building. The lease commences on December 1, 2021 and has term of 10 years with an option to extend the lease for 5 years.

D-F-27

Notes to Consolidated Financial Statements

Additionally, the lease provides for a fixed rental payment plus a percentage rent that is based on 6% of the gross sales of the tenant’s business. The lease also provides a 3% increase in rental payment every year.

In November 2021, the Company received notice from a tenant of their intention to terminate its lease effective November 30, 2022. In connection with the lease termination, the Company received a termination fee of $3.1 million, to be amortized to income over the remaining life of the lease.

For the year ended December 31, 2021, the Company recorded an impairment charge on $3.4 million on the 4.9 acres of adjacent land in order to reduce the carrying value of the land to its estimated fair value, which is the estimated selling price less the cost of sale.

2020 — In June 2020, the Company received a notice from a tenant occupying a portion of the office building that the Company acquired in July 2018 pursuant to a foreclosure of their intention to terminate the lease. In connection with the lease termination effective September 4, 2020, the Company received from the tenant lease termination fee of $0.4 million, which included approximately $0.2 million of cash and $0.2 million of the furniture and fixtures in the office space. The furniture and fixtures have a remaining useful life of 2.5 years and are being depreciated on a straight-line basis over the remaining useful life. Additionally, the Company wrote off the related unamortized in-place lease intangible assets of $0.9 million, unamortized below-market rent intangible liabilities of $0.6 million and rent receivable of $0.1 million. There was no gain or loss recognized on the lease termination.

Real Estate Owned, Net

Real estate owned is comprised of 4.9 acres of adjacent land located in Pennsylvania and a multi-tenant office building, with lease intangible assets and liabilities, located in California. The following table presents the components of real estate owned, net:

	December 31, 2021			December 31, 2020
	Cost	Accumulated Depreciation/ Amortization	Net	Cost	Accumulated Depreciation/ Amortization	Net
Real estate:
Land	$10,000,000	$—	$10,000,000	$13,395,430	$—	$13,395,430
Building and building improvements	51,725,969	(4,418,305)	47,307,664	51,725,969	(3,125,143)	48,600,826
Tenant improvements	1,854,640	(947,369)	907,271	1,854,640	(670,090)	1,184,550
Furniture and fixtures	236,000	(125,867)	110,133	236,000	(31,467)	204,533

Total real estate	63,816,609	(5,491,541)	58,325,068	67,212,039	(3,826,700)	63,385,339
Lease intangible assets:
In-place lease	14,982,538	(7,627,326)	7,355,212	15,852,232	(6,172,747)	9,679,485
Above-market rent	156,542	(59,983)	96,559	156,542	(42,427)	114,115

Total intangible assets	15,139,080	(7,687,309)	7,451,771	16,008,774	(6,215,174)	9,793,600

Lease intangible liabilities:
Below-market rent	(2,754,922)	1,496,125	(1,258,797)	(3,371,314)	1,702,800	(1,668,514)
Above-market ground lease	(8,896,270)	445,357	(8,450,913)	(8,896,270)	315,008	(8,581,262)

Total intangible liabilities	(11,651,192)	1,941,482	(9,709,710)	(12,267,584)	2,017,808	(10,249,776)

Total real estate	$67,304,497	$(11,237,368)	$56,067,129	$70,953,229	$(8,024,066)	$62,929,163

D-F-28

Notes to Consolidated Financial Statements

Real Estate Operating Revenues and Expenses

The following table presents the components of real estate operating revenues and expenses that are included in the consolidated statements of operations:

	Years Ended December 31,
	2021	2020
Real estate operating revenues:
Lease revenue	$7,167,049	$8,150,041
Other operating income	1,727,942	2,273,522

Total	$8,894,991	$10,423,563

Real estate operating expenses:
Utilities	$208,098	$166,003
Real estate taxes	1,401,279	1,925,999
Repairs and maintenances	645,316	659,934
Management fees	271,303	224,732
Lease expense, including amortization of above-market ground lease (1)	2,084,402	1,134,152
Other operating expenses	393,495	394,299

Total	$5,003,893	$4,505,119

(1)

As discussed in “Leases” below, the multi-tenant office building is subject to a ground lease, for which the rent resets every five years. The last rent reset was on November 1, 2020. Based on information available to the Company as of November 1, 2020, including the fact that there was a global pandemic with a potentially significant negative impact on real estate values, the Company estimated the value of the land was no greater than the value on the date of foreclosure and continued to accrue and pay rent at the then-existing rate. On June 2, 2021, the third-party appraisal process was completed, resulting in an increase of the annual base rent to $2.1 million from $1.3 million. The increase in base rent was retroactive back to November 1, 2020. The Company accounted for the change in base rent as a change in accounting estimate; as a result, the increase in rent from November 2020 through March 2021 was recorded in the period in which the change occurred, which is June 2021. Had the new base rent been recorded on November 1, 2020, lease expense including amortization of above-market ground lease would have been $1.7 million for the year ended December 31, 2021 and total real estate operating expenses would have been $4.7 million for the year ended December 31, 2021.

Leases

On July 30, 2018, the Company foreclosed on a multi-tenant office building in full satisfaction of a first mortgage and related fees and expenses. In connection with the foreclosure, the Company assumed four leases whereby the Company is the lessor to the leases. These four tenant leases had remaining lease terms ranging from 6.3 years to 8.8 years as of July 30, 2018 and provide for annual fixed rent increases. Each of the three tenant leases provides two options to renew the lease for five years and the remaining tenant lease provides one option to renew the lease for five years.

In addition, the Company assumed a ground lease whereby the Company is the lessee (or a tenant) to the ground lease. The ground lease had a remaining lease term of 68.3 years and provides for a new base rent every 5 years based on the greater of the annual base rent for the prior lease year or 9% of the fair market value of the land. The next rent reset on the ground lease is scheduled for November 1, 2025. The Company is currently litigating with the landlord with respect to the appropriate determination of the fair value of the land, on which the ground rent is based. Since future rent increases on the ground lease are unknown, the Company did not

D-F-29

Notes to Consolidated Financial Statements

include any potential future rent increases in calculating the present value of future rent payments. The ground lease does not provide for renewal options.

On the date of foreclosure, the Company performed lease classification test on the tenant leases as well as the ground lease in accordance with ASC 840. The result of the lease classification test indicated that the tenant leases and the ground lease shall be classified as operating leases on the date of foreclosure.

Scheduled Future Minimum Rent Income

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants, under non-cancelable operating leases at December 31, 2021 are as follows:

Years Ending December 31,	Total
2022	$7,214,814
2023	4,235,538
2024	4,380,043
2025	792,925
2026	816,724
Thereafter	2,414,440

Total	$19,854,484

Scheduled Annual Net Amortization of Intangibles

Based on the intangible assets and liabilities recorded at December 31, 2021, scheduled annual net amortization of intangibles for each of the next five calendar years and thereafter is as follows:

Years Ending December 31,	Net Decrease in Real Estate Operating Revenue (1)	Increase in Depreciation and Amortization (1)	Decrease in Rent Expense (1)	Total
2022	$(926,553)	$4,956,914	$(130,348)	$3,900,013
2023	(139,056)	1,093,878	(130,348)	824,474
2024	(139,056)	1,093,878	(130,348)	824,474
2025	17,556	87,121	(130,348)	(25,671)
2026	17,556	87,121	(130,348)	(25,671)
Thereafter	7,315	36,300	(7,799,173)	(7,755,558)

Total	$(1,162,238)	$7,355,212	$(8,450,913)	$(2,257,939)

(1)

Amortization of below-market rent and above-market rent intangibles is recorded as an adjustment to lease revenues; amortization of in-place lease intangibles is included in depreciation and amortization; and amortization of above-market ground lease is recorded as a reduction to rent expense.

D-F-30

Notes to Consolidated Financial Statements

Supplemental Ground Lease Disclosures

Supplemental balance sheet information related to the ground lease was as follows:

	December 31,
	2021	2020
Operating lease
Operating lease right-of-use asset (1)	$27,394,936	$16,105,888
Operating lease liability	$27,394,936	$16,105,888
Weighted average remaining lease term — operating lease (years)	64.8	65.8
Weighted average discount rate — operating lease	7.6%	7.9%

(1)	The operating lease ROU asset and liability were remeasured at June 30, 2021 based on the new base rent resulting from the ground rent reset.

The component of lease expense for the ground lease was as follows:

	Years Ended December 31,
	2021	2020
Operating lease cost (1)	$2,214,750	$1,264,500

(1)	The increase in operating lease cost was a result of the ground rent reset described above.

Supplemental non-cash information related to the ground lease was as follows:

	Years Ended December 31,
	2021	2020
Cash paid for amounts included in the measurement of lease liability:
Operating cash flows from an operating lease	$2,214,750	$1,264,500
Right-of-use asset obtained in exchange for lease obligations:
Operating lease	$2,214,750	$1,264,500

Maturities of operating lease liability are as follows:

Years Ending December 31,	Operating Lease
2022	$2,079,000
2023	2,079,000
2024	2,079,000
2025	2,079,000
2026	2,079,000
Thereafter	124,306,875

Total lease payments	134,701,875
Less: Imputed interest	(107,306,939)

Total	$27,394,936

Note 7. Fair Value Measurements

The Company adopted the provisions of ASC 820, Fair Value Measurement (“ASC 820”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 established a fair value hierarchy that prioritizes and ranks the level of market price

D-F-31

Notes to Consolidated Financial Statements

observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment, the characteristics specific to the investment, and the state of the marketplace (including the existence and transparency of transactions between market participants). Investments with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Investments measured and reported at fair value are classified and disclosed into one of the following categories based on the inputs as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company has the ability to access.

Level 2 — Pricing inputs are other than quoted prices in active markets, including, but not limited to, quoted prices for similar assets and liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 — Significant unobservable inputs are based on the best information available in the circumstances, to the extent observable inputs are not available, including the Company’s own assumptions used in determining the fair value of investments. Fair value for these investments are determined using valuation methodologies that consider a range of factors, including but not limited to the price at which the investment was acquired, the nature of the investment, local market conditions, trading values on public exchanges for comparable securities, current and projected operating performance, and financing transactions subsequent to the acquisition of the investment. The inputs into the determination of fair value require significant management judgment.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

As of December 31, 2021 and 2020, the Company has not elected the fair value option for its financial instruments, including loans held for investment, loans held for investment acquired through participation, obligations under participation agreements, secured borrowing, term loan payable, repurchase agreement payable, mortgage loan payable and revolving line of credit. Such financial instruments are carried at cost, less impairment or less net deferred costs, where applicable. Marketable securities are financial instruments that are reported at fair value.

Financial Instruments Carried at Fair Value on a Recurring Basis

From time to time, the Company may invest in short-term debt and equity securities which are classified as available-for-sale securities, which are presented at fair value on the consolidated balance sheet. Changes in the fair value of equity securities are recognized in earnings. Changes in the fair value of debt securities are reported in other comprehensive income until the securities are realized.

D-F-32

Notes to Consolidated Financial Statements

The following tables present fair value measurements of marketable securities, by major class, as of December 31, 2021 and 2020, according to the fair value hierarchy:

	December 31, 2021
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Marketable Securities:
Equity securities	$1,310,000	$—	$—	$1,310,000

Total	$1,310,000	$—	$—	$1,310,000

	December 31, 2020
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Marketable Securities:
Equity securities	$1,287,500	$—	$—	$1,287,500

Total	$1,287,500	$—	$—	$1,287,500

The following table presents the activities of the marketable securities for the periods presented.

	Years Ended December 31,
	2021	2020
Beginning balance	$1,287,500	$—
Purchases	6,479,148	6,039,567
Proceeds from sale	(6,608,396)	(6,023,723)
Reclassification of net realized gains on marketable securities into earnings	129,248	1,160,162
Unrealized gains on marketable securities	22,500	111,494

Ending balance	$1,310,000	$1,287,500

D-F-33

Notes to Consolidated Financial Statements

Financial Instruments Not Carried at Fair Value

The following table presents the carrying value, which represents the principal amount outstanding, adjusted for the accretion of purchase discounts on loans and exit fees, and the amortization of purchase premiums on loans and origination fees, and estimated fair value of the Company’s financial instruments that are not carried at fair value on the consolidated balance sheets:

		December 31, 2021			December 31, 2020
	Level	Principal Amount	Carrying Value	Fair Value	Principal Amount	Carrying Value	Fair Value
Loans:
Loans held for investment	3	$467,843,785	$470,988,063	$454,840,551	$419,924,758	$421,725,220	$415,113,225
Loans held for investment acquired through participation	3	12,307,366	12,343,732	12,361,068	4,250,000	4,294,053	4,293,969
Allowance for loan losses		—	(13,658,481)	—	—	(3,738,758)	—

Total loans		$480,151,151	$469,673,314	$467,201,619	$424,174,758	$422,280,515	$419,407,194

Liabilities:
Term loan payable	3	$93,763,470	$91,940,062	$94,344,595	$107,584,451	$105,245,801	$107,248,555
Unsecured notes payable	1	85,125,000	81,856,799	85,210,125	—	—	—
Repurchase agreement payable	3	44,569,600	43,974,608	44,569,600	—	—	—
Obligations under participation agreements	3	42,048,294	42,232,027	41,475,060	71,266,303	71,581,897	70,693,207
Mortgage loan payable	3	31,962,692	32,134,295	32,192,785	44,020,225	44,117,293	44,348,689
Secured borrowing	3	34,521,104	34,586,129	34,425,029	18,281,848	18,187,663	17,037,032
Revolving line of credit payable	3	38,575,895	38,186,472	38,575,895	—	—	—

Total liabilities		$370,566,055	$364,910,392	$370,793,089	$241,152,827	$239,132,654	$239,327,483

The Company estimated that its other financial assets and liabilities, not included in the tables above, had fair values that approximated their carrying values at both December 31, 2021 and 2020 due to their short-term nature.

Valuation Process for Fair Value Measurement

The fair value of the Company’s investment in equity securities and its unsecured notes payable is determined based on quoted prices in an active market and is classified as Level 1 of the fair value hierarchy.

Market quotations are not readily available for the Company’s real estate-related loan investments, all of which are included in Level 3 of the fair value hierarchy, and therefore these investments are valued utilizing a yield approach, i.e. a discounted cash flow methodology to arrive at an estimate of the fair value of each respective investment in the portfolio using an estimated market yield. In following this methodology, investments are evaluated individually, and management takes into account, in determining the risk-adjusted discount rate for each of the Company’s investments, relevant factors, which may include available current market data on applicable yields of comparable debt/preferred equity instruments; market credit spreads and yield curves; the investment’s yield; covenants of the investment, including prepayment provisions; the portfolio company’s ability to make payments, net operating income and debt-service coverage ratio; construction progress reports and construction budget analysis; the nature, quality and realizable value of any collateral (and loan-to-value ratio); the forces that influence the local markets in which the asset (the collateral) is purchased and sold, such as capitalization rates, occupancy rates, rental rates and replacement costs; and the anticipated duration of each real estate-related loan investment.

D-F-34

Notes to Consolidated Financial Statements

The Manager designates a valuation committee to oversee the entire valuation process of the Company’s Level 3 loans. The valuation committee is comprised of members of the Manager’s senior management, deal and portfolio management teams, who meet on a quarterly basis, or more frequently as needed, to review the Company investments being valued as well as the inputs used in the proprietary valuation model. Valuations determined by the valuation committee are supported by pertinent data and, in addition to a proprietary valuation model, are based on market data, industry accepted third-party valuation models and discount rates or other methods the valuation committee deems to be appropriate. Because there is no readily available market for these investments, the fair values of these investments are approved in good faith by the Manager pursuant to the Company’s valuation policy.

The fair values of the Company’s mortgage loan payable, secured borrowing, term loan payable and revolving line of credit are determined by discounting the contractual cash flows at the interest rate the Company estimates such arrangements would bear if executed in the current market.

The following table summarizes the valuation techniques and significant unobservable inputs used by the Company to value the Level 3 loans as of December 31, 2021 and 2020. The tables are not intended to be all-inclusive, but instead identify the significant unobservable inputs relevant to the determination of fair values.

	Fair Value at December 31, 2021	Primary Valuation Technique	Unobservable Inputs	December 31, 2021
Asset Category				Minimum	Maximum	Weighted Average
Assets:
Loans held for investment, net	$454,840,551	Discounted cash flow	Discount rate	3.89%	15.00%	8.11%
Loans held for investment acquired through participation, net	12,361,068	Discounted cash flow	Discount rate	8.25%	15.00%	12.33%

Total Level 3 Assets	$467,201,619

Liabilities:
Term loan payable	$94,344,595	Discounted cash flow	Discount rate	4.00%	4.00%	4.00%
Repurchase agreement payable	44,569,600	Discounted cash flow	Discount rate	2.45%	2.74%	2.57%
Obligations under participation agreements	41,475,060	Discounted cash flow	Discount rate	12.37%	15.00%	14.31%
Mortgage loan payable	32,192,785	Discounted cash flow	Discount rate	6.08%	6.08%	6.08%
Secured borrowing	34,425,029	Discounted cash flow	Discount rate	6.64%	6.64%	6.64%
Revolving line of credit	38,575,895	Discounted cash flow	Discount rate	4.00%	4.00%	4.00%

Total Level 3 Liabilities	$285,582,964

D-F-35

Notes to Consolidated Financial Statements

	Fair Value at December 31, 2020	Primary Valuation Technique	Unobservable Inputs	December 31, 2020
Asset Category				Minimum	Maximum	Weighted Average
Assets:
Loans held for investment, net	$415,113,225	Discounted cash flow	Discount rate	5.29%	20.05%	10.38%
Loans held for investment acquired through participation, net	4,293,969	Discounted cash flow	Discount rate	12.89%	12.89%	12.89%

Total Level 3 Assets	$419,407,194

Liabilities:
Term loan payable	$107,248,555	Discounted cash flow	Discount rate	5.25%	5.25%	5.25%
Obligations under participation agreements	70,693,207	Discounted cash flow	Discount rate	9.75%	20.05%	12.58%
Mortgage loan payable	44,348,689	Discounted cash flow	Discount rate	6.08%	6.08%	6.08%
Secured borrowing	17,037,032	Discounted cash flow	Discount rate	11.25%	11.25%	11.25%

Total Level 3 Liabilities	$239,327,483

Note 8. Related Party Transactions

Management Agreement

The Company entered into a Management Agreement with the Manager whereby the Manager is responsible for its day-to-day operations. The Management Agreement runs co-terminus with the amended and restated operating agreement for Terra Fund 5, which is scheduled to terminate on December 31, 2023 unless Terra Fund 5 is dissolved earlier. The following table presents a summary of fees paid and costs reimbursed to the Manager in connection with providing services to the Company that are included on the consolidated statements of operations:

	Years Ended December 31,
	2021	2020
Origination and extension fee expense (1)(2)	$2,729,598	$1,383,960
Asset management fee	5,134,149	4,480,706
Asset servicing fee	1,181,924	1,008,256
Operating expenses reimbursed to Manager	6,916,371	6,041,075
Disposition fee (3)	1,006,302	504,611

Total	$16,968,344	$13,418,608

(1)	Origination and extension fee expense is generally offset with origination and extension fee income. Any excess is deferred and amortized to interest income over the term of the loan.
(2)

Amount for the years ended December 31, 2021 and 2020 excluded $0.3 million and $0.5 million of origination fee, respectively, paid to the Manager in connection with the Company’s equity investment in unconsolidated investments. These origination fees were capitalized to the carrying value of the unconsolidated investments as transaction costs.

(3)	Disposition fee is generally offset with exit fee income and included in interest income on the consolidated statements of operations.

D-F-36

Notes to Consolidated Financial Statements

Origination and Extension Fee Expense

Pursuant to the Management Agreement, the Manager or its affiliates receives an origination fee in the amount of 1% of the amount used to originate, fund, acquire or structure real estate-related investments, including any third-party expenses related to such loans. In the event that the term of any real estate-related loan held by the Company is extended, the Manager also receives an extension fee equal to the lesser of (i) 1% of the principal amount of the loan being extended or (ii) the amount of fee paid to the Company by the borrower in connection with such extension.

Asset Management Fee

Under the terms of the Management Agreement, the Manager or its affiliates provides the Company with certain investment management services in return for a management fee. The Company pays a monthly asset management fee at an annual rate of 1% of the aggregate funds under management, which includes the loan origination price or aggregate gross acquisition price, as defined in the Management Agreement, for each real estate related loan and cash held by the Company.

Asset Servicing Fee

The Manager or its affiliates receives from the Company a monthly servicing fee at an annual rate of 0.25% of the aggregate gross origination price or acquisition price, as defined in the Management Agreement, for each real estate-related loan held by the Company.

Transaction Breakup Fee

In the event that the Company receives any “breakup fees,” “busted-deal fees,” termination fees, or similar fees or liquidated damages from a third-party in connection with the termination or non-consummation of any loan or disposition transaction, the Manager will be entitled to receive one-half of such amounts, in addition to the reimbursement of all out-of-pocket fees and expenses incurred by the Manager with respect to its evaluation and pursuit of such transactions. As of December 31, 2021 and 2020, the Company has not received any breakup fees.

Operating Expenses

The Company reimburses the Manager for operating expenses incurred in connection with services provided to the operations of the Company, including the Company’s allocable share of the Manager’s overhead, such as rent, employee costs, utilities, and technology costs.

Disposition Fee

Pursuant to the Management Agreement, the Manager or its affiliates receives a disposition fee in the amount of 1% of the gross sale price received by the Company from the disposition of any real estate-related loan, or any portion of, or interest in, any real estate-related loan. The disposition fee is paid concurrently with the closing of any such disposition of all or any portion of any real estate-related loan or any interest therein, which is the lesser of (i) 1% of the principal amount of the loan or debt-related loan prior to such transaction or (ii) the amount of the fee paid by the borrower in connection with such transaction. If the Company takes ownership of a property as a result of a workout or foreclosure of a loan, the Company will pay a disposition fee upon the sale of such property equal to 1% of the sales price.

D-F-37

Notes to Consolidated Financial Statements

Distributions Paid

For the years ended December 31, 2021 and 2020, the Company made distributions to Terra 5, Terra JV and Terra Offshore REIT totaling $17.1 million and $21.2 million, respectively, of which $14.6 million and $16.0 million were returns of capital, respectively (Note 11).

Due to Manager

As of December 31, 2021 and 2020, approximately $2.4 million and $1.3 million was due to the Manager, respectively, as reflected on the consolidated balance sheets, primarily related to the present value of the disposition fees on individual loans due to the Manager.

Due from Related Party

As of December 31, 2021, amount due from a related party was $2.6 million, primarily related to the reserve funding on a loan that was held by an affiliate. The reserve funding was transferred to the Company in February 2022. There was no due from related party as of December 31, 2020.

Merger and Issuance of Common Stock to Terra Offshore REIT

As discussed in Note 3, on March 1, 2020, TPT2 merged with and into the Company with the Company continuing as the surviving company. In connection with the Merger, the Company issued 2,116,785.76 shares of common stock of the Company to Terra Fund 7, the sole stockholder of TPT2, as consideration in the Merger. In addition, on March 2, 2020, Terra Offshore REIT contributed cash and released obligations under the participation agreements to the Company (Note 3) in exchange for the issuance of 2,457,684.59 shares of common stock of the Company. As described in Note 3, Terra Fund 7 contributed the shares of the Company’s common stock received as consideration in the Merger to Terra JV and became a co-managing member of Terra JV pursuant to the JV Agreement. The JV Agreement and related stockholders agreement between Terra JV and the Company, dated March 2, 2020, provide for the joint approval of Terra Fund 5 and Terra Fund 7 with respect to certain major decisions that are taken by Terra JV and the Company. As of December 31, 2021, Terra JV owns 87.4% of the issued and outstanding shares of the Company’s common stock with the remainder held by Terra Offshore REIT, and Terra Fund 5 and Terra Fund 7 own an 87.6% and 12.4% interest, respectively, in Terra JV.

Mavik Real Estate Special Opportunities Fund, LP

On August 3, 2020, the Company entered into a subscription agreement with RESOF whereby the Company committed to fund up to $50.0 million to purchase limited partnership interests in RESOF. For more information on this investment, please see Note 5.

Terra International Fund 3, L.P.

On September 30, 2019, Terra International Fund 3, L.P. (“Terra International 3”), through Terra Offshore REIT, a wholly-owned subsidiary of Terra International 3, contributed cash in the amount of $3.6 million to the Company in exchange for 212,691 shares of common stock, at a price of $17.02 per share. On April 29, 2020, the Company repurchased, at a price of $17.02 per share, the 212,691 shares of common stock that the Company had previously sold to Terra Offshore REIT on September 30, 2019.

Participation Agreements

In the normal course of business, the Company may enter into participation agreements with related parties, primarily other affiliated funds managed by the Manager, and to a lesser extent, unrelated parties (the

D-F-38

Notes to Consolidated Financial Statements

“Participants”). The purpose of the participation agreements is to allow the Company and an affiliate to originate a specified loan when, individually, the Company does not have the liquidity to do so or to achieve a certain level of portfolio diversification. The Company may transfer portions of its investments to other Participants or it may be a Participant to a loan held by another entity.

ASC 860, Transfers and Servicing (“ASC 860”), establishes accounting and reporting standards for transfers of financial assets. ASC 860-10 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Company has determined that the participation agreements it enters into are accounted for as secured borrowings under ASC 860 (See “Participation interests” in Note 2 and “Obligations under Participation Agreements” in (Note 9).

Participation Interests Purchased by the Company

From time to time, the Company may purchase investments from affiliates pursuant to participation agreements. In accordance with the terms of each participation agreement, each Participant’s rights and obligations, as well as the proceeds received from the related borrower/issuer of the loan, are based upon their respective pro rata participation interest in the loan.

The table below lists the participation interests purchased by the Company pursuant to participation agreements as of December 31, 2021 and 2020.

	December 31, 2021
	Participating Interests	Principal Balance	Carrying Value
Hillsborough Owners LLC (1)	30.00%	$4,863,009	$4,866,542
UNJ Sole Member, LLC (2)	40.80%	7,444,357	7,477,190

		$12,307,366	$12,343,732

	December 31, 2020
	Participating Interests	Principal Balance	Carrying Value
LD Milpitas Mezz, LP (3)	25.00%	$4,250,000	$4,294,053

(1)	The loan is held in the name of Terra Income Fund 6, Inc. (“Terra Fund 6”), an affiliated fund advised by Terra Income Advisors, LLC, an affiliate of the Company’s sponsor and Manager.
(2)	The loan is held in the name of Mavik Real Estate Special Opportunities Fund REIT, LLC, a related-party REIT managed by the Manager.
(3)

On June 27, 2018, the Company entered into a participation agreement with Terra Fund 6 to purchase a 25% participation interest, or $4.3 million, in a $17.0 million mezzanine loan. This loan was repaid in full in May 2021.

D-F-39

Notes to Consolidated Financial Statements

Transfers of Participation Interest by the Company

The following tables summarize the loans that were subject to participation agreements with affiliated entities and third-parties as of December 31, 2021 and 2020:

	Principal Balance	Carrying Value	Transfers Treated as Obligations Under Participation Agreements as of December 31, 2021
			% Transferred	Principal Balance	Carrying Value
370 Lex Part Deux, LLC (1)	$60,012,639	$60,012,639	35.00%	$21,004,424	$21,004,423
RS JZ Driggs, LLC (1)	15,606,409	15,754,641	50.00%	7,806,370	7,880,516
William A. Shopoff & Cindy I. Shopoff (1)	25,000,000	25,206,964	52.95%	13,237,500	13,347,088

	$100,619,048	$100,974,244		$42,048,294	$42,232,027

	Principal Balance	Carrying Value	Transfers Treated as Obligations Under Participation Agreements as of December 31, 2020
			% Transferred	Principal Balance	Carrying Value
14th & Alice Street Owner, LLC (2)(3)(4)	$32,625,912	$32,877,544	80.00%	$26,100,729	$26,211,548
370 Lex Part Deux, LLC (1)	53,874,507	53,912,363	35.00%	18,856,078	18,856,077
City Gardens 333 LLC (1)(4)	28,303,628	28,307,408	14.00%	3,962,509	3,963,010
Orange Grove Property Investors, LLC (1)(4)	10,600,000	10,701,924	80.00%	8,480,000	8,561,523
RS JZ Driggs, LLC (1)	8,544,513	8,629,929	50.00%	4,272,257	4,314,965
Stonewall Station Mezz LLC (1)(4)	10,442,567	10,537,512	44.00%	4,594,730	4,635,937
The Bristol at Southport, LLC (2)(4)	23,500,000	23,682,536	21.28%	5,000,000	5,038,837

	$167,891,127	$168,649,216		$71,266,303	$71,581,897

(1)	Participant is Terra Fund 6.
(2)	Participant is a third-party.
(3)	The participation interest was transferred to an affiliate and/or a third-party pursuant to a participation agreement in the second quarter of 2021.
(4)	The obligation under participation agreement was repaid in 2021.

These investments are held in the name of the Company, but each of the Participant’s rights and obligations, including interest income and other income (e.g., exit fee, prepayment income) and related fees/expenses (e.g., disposition fees, asset management and asset servicing fees), are based upon their respective pro rata participation interest in such participated investments, as specified in the respective participation agreement. The Participants’ share of the investments is repayable only from the proceeds received from the related borrower/issuer of the investments and, therefore, the Participants also are subject to credit risk (i.e., risk of default by the underlying borrower/issuer). Pursuant to the participation agreements with these entities, the Company receives and allocates the interest income and other related investment income to the Participants based on their respective pro rata participation interest. The Participants pay any expenses, including any fees to the Manager, only on their respective pro rata participation interest, subject to the terms of the respective governing fee arrangements.

D-F-40

Notes to Consolidated Financial Statements

Secured Borrowing

In March 2020, the Company entered into a financing transaction where a third-party purchased an A-note position. However, the sale of the A-note position did not qualify for sale accounting under ASC 860 and therefore, the gross amount of the loan remains in the consolidated balance sheets and the proceeds from the sale on the portion transferred are recorded as secured borrowing. Interest earned on the entire loan balance is recorded within “Interest income” and the interest related to the transferred interest is recorded within “Interest expense on secured borrowing” in the consolidated statements of operations.

The following table summarizes the loan that was transferred to a third-party that was accounted for as secured borrowing as of December 31, 2021 and 2020:

	Principal Balance	Carrying Value	Transfers Treated as Secured Borrowing as of December 31, 2021
			% Transferred	Principal Balance	Carrying Value
Windy Hill PV Five CM, LLC	$49,954,068	$50,264,568	69.11%	$34,521,104	$34,586,129

	$49,954,068	$50,264,568		$34,521,104	$34,586,129

	Principal Balance	Carrying Value	Transfers Treated as Secured Borrowing as of December 31, 2020
			% Transferred	Principal Balance	Carrying Value
Windy Hill PV Five CM, LLC	$26,454,910	$26,407,494	69.11%	$18,281,848	$18,187,663

	$26,454,910	$26,407,494		$18,281,848	$18,187,663

Note 9. Debt

Unsecured Notes Payable

On June 10, 2021, the Company issued $78.5 million in aggregate principal amount of its 6.00% notes due 2026 (the “initial note”), for net proceeds of $76.0 million after deducting underwriting commissions of $2.5 million, but before offering expenses payable by the Company. On June 25, 2021, the underwriters partially exercised their option to purchase an additional $6.6 million of the notes for net proceeds of $6.4 million (the “additional notes” and, together with the initial notes, the “notes”), after deducting underwriting commissions of $0.2 million, but before offering expenses payable by us, which closed on June 29, 2021. Interest on the notes is paid quarterly in arrears every March 30, June 30, September 30 and December 30, at a fixed rate of 6.00% per year, beginning September 30, 2021. The notes mature on June 30, 2026, unless redeemed earlier by the Company. The notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after June 10, 2023.

In connection with the issuance of the notes, the Company entered into (i) an Indenture, dated June 10, 2021 (the “Base Indenture”), by and between the Company and U.S. Bank National Association, as trustee (the “Trustee”), and (ii) the First Supplemental Indenture thereto, dated June 10, 2021 (the “Supplemental Indenture” and, collectively with the Base Indenture, the “Indenture”), by and between the Company and the Trustee. The Indenture contains certain covenants that, among other things, limit the ability of the Company, subject to exceptions, to make distributions in excess of 90% of the Company’s taxable income, incur indebtedness (as defined in the Indenture) or purchase shares of the Company’s capital stock unless the Company has an asset coverage ratio (as defined in the Indenture) of at least 150% after giving effect to such transaction. The Indenture also provides for customary events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the notes to become or to be declared due and payable. As of December 31, 2021, the Company was in compliance with the covenants included in the Indenture.

D-F-41

Notes to Consolidated Financial Statements

The table below presents detailed information regarding the unsecured notes payable at December 31, 2021:

	December 31, 2021
	Principal Balance	Carrying Value (1)	Fair Value
Unsecured notes payable	$85,125,000	$81,856,799	$85,210,125

(1)	Amount is net of unamortized issue discount of $2.4 million and unamortized deferred financing costs of $0.9 million.

Revolving Line of Credit

On March 12, 2021, Terra Mortgage Portfolio II, LLC, an indirect wholly-owned subsidiary of the Company, entered into a Business Loan and Security Agreement (the “Revolving Line of Credit”) with Western Alliance Bank (“WAB”) to provide for advances up to the lesser of $75.0 million or the amount determined by the borrowing base, which is based on the eligible assets pledged to the lender. Borrowings under the Revolving Line of Credit bear interest at an annual rate of LIBOR + 3.25% with a combined floor of 4.0% per annum. The Revolving Line of Credit was scheduled to mature on March 12, 2023. On January 4, 2022, the Company amended the Revolving Line of Credit and the Security Agreement to increase the maximum amount available to $125.0 million and extended the maturity date of the facility to March 12, 2024 with an annual 12-month extension available at the Company’s option, which are subject to certain conditions.

In connection with the Revolving Line of Credit, the Company entered into a limited guaranty (the “Guaranty”) in favor of WAB, pursuant to which the Company will guarantee the payment of up to 25% of the amount outstanding under the Revolving Line of Credit. Under the Revolving Line of Credit and the Guaranty, the Company will be required to maintain (i) a minimum total net worth of $250.0 million; (ii) a $2.0 million quarterly operating profit, as defined within the agreement; and (iii) a ratio of total debt to total net worth of no more than 2.50 to 1.00. As of December 31, 2021, the Company is in compliance with these covenants.

The Revolving Line of Credit contains terms, conditions, covenants, and representations and warranties that are customary and typical for a transaction of this nature. The Revolving Line of Credit contains various affirmative and negative covenants, including maintenance of a debt to total net worth ratio and limitations on the incurrence of liens and indebtedness, loans, distributions, change of management and ownership, changes in the nature of business and transactions with affiliates.

The Revolving Line of Credit also includes customary events of default, including a cross-default provision applicable to debt obligations of Terra Mortgage Portfolio II, LLC or the Company. The occurrence of an event of default may result in termination of the Revolving Line of Credit and acceleration of amounts due under the Revolving Line of Credit.

In connection with the closing of the Revolving Line of Credit, the Company also incurred financing fees of $0.6 million, to be amortized to interest expense over the life of the Revolving Line of Credit.

D-F-42

Notes to Consolidated Financial Statements

The following tables present detailed information with respect to each borrowing under the Revolving Line of Credit as of December 31, 2021:

	December 31, 2021
	Borrowing Base			Borrowings Under the Revolving Line of Credit
	Principal Amount	Carrying Value	Fair Value
870 Santa Cruz, LLC	$17,540,875	$17,669,303	$17,781,285	$12,278,613
606 Fayetteville LLC and 401 E. Lakewood LLC	16,829,962	16,935,803	16,974,601	10,312,187
Austin H. I. Borrower LLC	13,625,000	13,725,690	13,735,569	7,493,750
D-G Acquistion #6, LLC and D-G Quimisa, LLC	8,607,092	8,605,341	8,645,413	6,024,965
The Lux Washington, LLC	3,523,401	3,382,683	3,553,330	2,466,380

	$60,126,330	$60,318,820	$60,690,198	$38,575,895

For the year ended December 31, 2021, the Company received proceeds from the Revolving Line of Credit of $38.6 million and did not make any repayments.

Term Loan

On September 3, 2020, Terra Mortgage Capital I, LLC (the “Issuer” or the “Seller”), a special-purpose indirect wholly-owned subsidiary of the Company, entered into an Indenture and Credit Agreement (the “Indenture and Credit Agreement”) with Goldman Sachs Bank USA, as initial lender (“Goldman”) and Wells Fargo Bank, National Association, as the trustee, custodian, collateral agent, loan agent and note administrator (“Wells Fargo”). The Indenture and Credit Agreement provides for (A) the borrowing by the Issuer from Goldman of approximately $103.0 million under a floating rate loan (the “Term Loan”) and (B) the issuance by the Issuer to Terra Mortgage Portfolio I, LLC (the “Class B Holder”) of an aggregate of approximately $76.7 million principal amount of Class B Income Notes due 2025 (the “Class B Notes” and, together with the Term Loan, the “Debt”). The Class B Holder is the parent of the Issuer and a wholly-owned subsidiary of the Company, and the sole holder of the Class B Notes. The Class B Holder is consolidated by the Company and the Term Loan represents amount due to Goldman under the Indenture and Credit Agreement. In addition, pursuant to the terms and conditions of the Indenture and Credit Agreement, Goldman has agreed to provide $3.6 million of additional future advances (the “Committed Advances”), and may provide up to $11.6 million of additional future discretionary advances, in connection with certain outstanding funding commitments under mortgage assets owned by the Issuer and financed under the Indenture and Credit Agreement (the “Mortgage Assets”).

The stated maturity date of the Debt was March 14, 2025. On February 18, 2022, the Company refinanced the Term Loan with a new repurchase agreement (see Note 12). The Term Loan bore interest at a variable rate initially equal to LIBOR (the “Benchmark Rate”) (but not less than 1.0% per annum), plus a margin of 4.25% per annum (plus 0.50% on and after the payment date in October 2022, plus 0.25% on and after the payment date in October 2023), payable each month, on the day specified in the Indenture and Credit Agreement beginning in September 2020 (each a “Payment Date”).

The Indenture and Credit Agreement is a term loan and does not contain any mark-to-market or margin provisions. Within a specified period following a monetary or material non-monetary default under a Mortgage Asset, the Class B Holder is required to prepay the portion of the Term Loan that is allocable to such Mortgage Asset (such prepayment is without premium, yield maintenance or other penalty). In connection with entering into the Indenture and Credit Agreement, the Company incurred $2.4 million of deferred financing costs,

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Notes to Consolidated Financial Statements

including a $1.3 million upfront fee paid to Goldman, which are being amortized to interest expense over the term of the facility. The Issuer also pays, with respect to the Committed Advances, an annual fee, payable monthly, equal to the Benchmark Rate or Alternate Benchmark Rate, as applicable, subject to a floor of 1.0% per annum, plus 4.25%.

In connection with the Indenture and Credit Agreement, the Company entered into a non-recourse carveout Guaranty (the “Guaranty”) in favor of Goldman, pursuant to which the Company guarantees the payment of certain losses, damages, costs, expenses, and other obligations incurred by Goldman in connection with the occurrence of fraud, intentional misrepresentation, or willful misconduct by the Issuer, Class B Holder or the Company, and certain other occurrences including breaches of certain provisions under the Indenture and Credit Agreement. The Company also guarantees the payment of the aggregate outstanding amount of the Term Loan upon the occurrence of certain bankruptcy events. Under the Guaranty, the Company is required to maintain (a) a minimum tangible net worth in an amount not less than seventy-five percent (75%) of its tangible net worth as of September 3, 2020, (b) a minimum liquidity of $10 million, and (c) an EBITDA to interest expense ratio of not less than 1.5 to 1.0. Failure to satisfy such maintenance covenants would constitute an event of default under the Indenture and Credit Agreement. On February 18, 2022, the Company refinanced the Term Loan with a new repurchase agreement (see Note 12) and expects continued covenant compliance under the terms of the new repurchase agreement. As of December 31, 2020, the Company was in compliance with these covenants.

The Term Loan is secured by first-priority security interests in substantially all of the assets of the Issuer, including all of the Mortgage Assets (other than excluded property and subject to certain permitted liens), including specified cash accounts that include the accounts into which Mortgage Asset proceeds are or will be paid. The Mortgage Assets are serviced and administered by an independent third-party servicer.

The principal and interest on the Term Loan are repaid before repayment of the principal on the Class B Notes on each payment date of each month in accordance with the priority of payments as set forth in the Indenture and Credit Agreement, beginning in September 2020. Such payments are subject to certain fees for taxes, filings and administrative expenses. Upon the occurrence of a Term Loan Principal Trigger Event (as defined below), 100% of the payment of the principal proceeds are applied to the Term Loan principal after payment of certain fees and other amounts as described in the Indenture and Credit Agreement. A “Term Loan Principal Trigger Event” means as of any date of determination, an event that will be deemed to have occurred on the first date on which the aggregate principal balance of the Mortgage Assets is less than or equal to the product of (x) 75% multiplied by (y) the aggregate principal balance of the Mortgage Assets as of the closing date, plus any future advances made on such Mortgage Assets prior to such date of determination. As of December 31, 2021 and 2020, there was no Term Loan Principal Trigger Event. The Class B Notes and the Term Loan are redeemable by the Issuer upon the occurrence of certain tax events in accordance with the terms and provisions of the Indenture and Credit Agreement.

D-F-44

Notes to Consolidated Financial Statements

The following tables present detailed information with respect to each borrowing under the Term Loan as of December 31, 2021 and 2020:

	December 31, 2021
	Mortgage Assets			Borrowings Under the Term Loan (1)(2)
	Principal Amount	Carrying Value	Fair Value
330 Tryon DE LLC	$22,800,000	$22,902,354	$22,594,654	$13,680,000
1389 Peachtree St, LP; 1401 Peachtree St, LP; and 1409 Peachtree St, LP	53,289,288	53,536,884	52,031,363	31,283,661
AGRE DCP Palm Springs, LLC	43,222,381	43,669,992	43,829,842	23,146,265
Patrick Henry Recovery Acquisition, LLC	18,000,000	18,041,124	18,055,377	10,800,000
University Park Berkeley, LLC	25,815,378	25,991,962	26,015,500	14,853,544

	$163,127,047	$164,142,316	$162,526,736	$93,763,470

	December 31, 2020
	Mortgage Assets			Borrowings Under the Term Loan (1)(2)
	Principal Amount	Carrying Value	Fair Value
330 Tryon DE LLC	$22,800,000	$22,901,294	$22,869,879	$13,680,000
1389 Peachtree St, LP; 1401 Peachtree St, LP; and 1409 Peachtree St, LP	50,808,453	51,068,554	50,982,247	29,897,848
AGRE DCP Palm Springs, LLC	45,294,097	45,506,051	45,519,030	24,894,939
MSC Fields Peachtree Retreat, LLC	23,308,334	23,437,198	23,428,860	13,985,001
Patrick Henry Recovery Acquisition, LLC	18,000,000	18,039,456	17,994,495	10,800,000
University Park Berkeley, LLC	23,990,786	24,131,808	24,162,710	14,326,663

	$184,201,670	$185,084,361	$184,957,221	$107,584,451

(1)	Borrowings under the Term Loan bear interest at LIBOR plus 4.25% with a LIBOR floor of 1.00%, or 5.25% as of both December 31, 2021 and 2020, using LIBOR of 0.10% and 0.14%, respectively.
(2)	The maturity of the Term Loan is March 14, 2025, however the maturity of each borrowing under the Term Loan matches the maturity of the respective Mortgage Asset.

For the year ended December 31, 2021, the Company received proceeds from borrowings under the Term Loan of $2.8 million and made repayment of $16.6 million. As of December 31, 2021, the remaining amount for Committed Advances and discretionary advances was $0.4 million and $6.6 million, respectively.

Repurchase Agreements

UBS Master Repurchase Agreement

On November 8, 2021, Terra Mortgage Capital III, LLC (the “Seller”), a special-purpose indirect wholly-owned subsidiary of the Company, entered into an Uncommitted Master Repurchase Agreement (the “UBS Master Repurchase Agreement”) with UBS AG ( the “Buyer”). The UBS Master Repurchase Agreement provides for advances of up to $195 million in the aggregate, which the Company expects to use to finance certain secured performing commercial real estate loans, including senior mortgage loans, where the underlying mortgaged properties consist of value-added assets with loan-to-value ratio between 65% and 80% that are typically yielding between 2.5% and 5.0%.

Advances under the UBS Master Repurchase Agreement accrue interest at a per annum pricing rate equal to the sum of (i) the 30-day LIBOR and (ii) the applicable spread, which ranges from 1.60% to 1.85%, and have a

D-F-45

Notes to Consolidated Financial Statements

maturity date of November 7, 2024. The actual terms of financing for each asset will be determined at the time of financing in accordance with the UBS Master Repurchase Agreement. Subject to satisfaction of certain conditions, the Seller may extend the maturity date of the UBS Master Repurchase Agreement annually thereafter on mutually agreeable terms. In connection with the UBS Master Repurchase Agreement, the Company incurred deferred financing costs of $0.6 million, which are being amortized to interest expense over the term of the facility.

The UBS Master Repurchase Agreement contains margin call provisions that provide the Buyer with certain rights in the event of a decline in the credit of the underlying assets purchased under the UBS Master Repurchase Agreement. Upon the occurrence of a margin deficit event, the Buyer may require the Seller to make a payment to reduce the purchase price to eliminate any margin deficit.

In connection with the UBS Master Repurchase Agreement, the Company entered into a Guarantee Agreement in favor of the Buyer (the “UBS Guarantee Agreement”). The UBS Master Repurchase Agreement and the UBS Guarantee Agreement contain various representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of these types. In addition, the UBS Guarantee Agreement contains financial covenants, which require the Company to maintain: (i) cash liquidity of at least the greater of $5 million or 5% of the then-current outstanding amount under the Master Repurchase Agreement; (ii) total liquidity of at least the greater of $15 million or 10% of the then-current outstanding amount under the Master Repurchase Agreement (iii) tangible net worth at an amount equal to or greater than $215.7 million plus 75% of new capital contributions thereafter; (iv) an EBITDA to interest expense ratio of not less than 1.50 to 1.00; and (v) a total indebtedness to tangible net worth ratio of not more than 3.50 to 1.00. In March 2022, the Company amended the UBS Guarantee Agreement to reduce the EBITDA to interest expense ratio of not less than 1.25 to 1.00, and as of December 31, 2021, the Company was in compliance with these covenants.

The following table presents detailed information with respect to each borrowing under the UBS Master Repurchase Agreement as of December 31, 2021:

	December 31, 2021
	Collateral			Borrowings Under Master Repurchase Agreement
	Principal Amount	Carrying Value	Fair Value	Borrowing Date	Principal Amount	Interest Rate
14th & Alice Street Owner, LLC	$39,384,000	$40,089,153	$40,130,448	11/8/2021	$25,599,600	LIBOR+1.45% (LIBOR floor of 0.1%)
NB Factory TIC 1, LLC	28,000,000	28,420,056	28,851,547	11/8/2021	18,970,000	LIBOR+1.74% (LIBOR floor of 0.1%)

	$67,384,000	$68,509,209	$68,981,995		$44,569,600

For the year ended December 31, 2021, the Company borrowed $44.6 million under the UBS Master Repurchase Agreement for the financing of new and follow-on investments, and did not make any repayments.

Goldman Master Repurchase Agreement

On December 12, 2018, Terra Mortgage Capital I, LLC entered into an Uncommitted Master Repurchase Agreement (the “Goldman Master Repurchase Agreement”) with Goldman Sachs Bank USA. The Goldman Master Repurchase Agreement provided for advances of up to $150.0 million in the aggregate, which the Company used to finance certain secured performing commercial real estate loans.

D-F-46

Notes to Consolidated Financial Statements

Advances under the Goldman Master Repurchase Agreement accrued interest at a per annum pricing rate equal to the sum of (i) the 30-day LIBOR and (ii) the applicable spread, and had a maturity date of December 12, 2020. The actual terms of financing for each asset was determined at the time of financing in accordance with the Goldman Master Repurchase Agreement.

The Goldman Master Repurchase Agreement contained margin call provisions that provide Goldman with certain rights in the event of a decline in the market value of the assets purchased under the Goldman Master Repurchase Agreement. Upon the occurrence of a margin deficit event, Goldman required the Seller to make a payment to reduce the outstanding obligation to eliminate any margin deficit. For the period from January 1, 2020 to the date of the termination of the Goldman Master Repurchase Agreement on September 3, 2020, the Company received a margin call on one of the borrowings and as a result, made a repayment of $3.4 million to reduce the outstanding obligation under the Goldman Master Repurchase Agreement.

On September 3, 2020, the Company terminated the Goldman Master Repurchase Agreement and replaced it with the Term Loan as described above. In connection with the termination of the Goldman Master Repurchase Agreement, the Issuer repurchased all of its assets sold to Goldman pursuant to the Goldman Master Repurchase Agreement with the proceeds from the Term Loan, and Goldman released all security interests in such assets. In addition, Goldman unconditionally released the Company from, and terminated, the Guarantee Agreement in favor of Goldman, dated as of December 12, 2018, which provided for the guarantee by the Company of the obligations of the Issuer under the Goldman Master Repurchase Agreement, subject to certain exceptions and limitations.

For the year ended December 31, 2020, the Company received proceeds from borrowings under the Goldman Master Repurchase Agreement of $22.9 million and made repayments of $104.0 million.

Revolving Credit Facility

On June 20, 2019, Terra LOC Portfolio I, LLC, a special-purpose indirect wholly-owned subsidiary of the Company, entered into a credit agreement with Israel Discount Bank of New York to provide for revolving credit loans of up to $35.0 million in the aggregate (“Revolving Credit Facility”), which the Company expects to use for short term financing needed to bridge the timing of anticipated loans repayments and funding obligations. Borrowings under the Revolving Credit Facility can be either prime rate loans or LIBOR rate loans and accrue interest at an annual rate of prime rate plus 1% or LIBOR plus 4% with a floor of 6%. The Revolving Credit Facility was scheduled to mature on June 20, 2020. The Revolving Credit Facility was amended to extend the maturity to October 2, 2020. On October 2, 2020, the Company amended the Revolving Credit Facility and reduced the commitment amount to $15.0 million. In connection with this amendment, the interest rate was changed to prime rate plus 1% or LIBOR plus 4% with a floor of 4.5% and the maturity was extended to September 2, 2021. On March 16, 2021, the Revolving Credit Facility was terminated. There were no amounts outstanding under the Revolving Credit Facility at December 31, 2020.

For the year ended December 31, 2020, the Company received proceeds $35.0 million from borrowings under the Revolving Credit Facility, all of which were repaid in the same period.

D-F-47

Notes to Consolidated Financial Statements

Mortgage Loan Payable

As of December 31, 2021, the Company had a $32.0 million mortgage loan payable collateralized by a multi-tenant office building that the Company acquired through foreclosure. The following table presents certain information about the mortgage loan payable as of December 31, 2021 and 2020:

			December 31, 2021			December 31, 2020
Lender	Current Interest Rate	Maturity Date	Principal Amount	Carrying Value	Carrying Value of Collateral	Principal Amount	Carrying Value	Carrying Value of Collateral
Centennial Bank	LIBOR + 3.85% (LIBOR Floor of 2.23%)	September 27, 2022	$31,962,692	$32,134,295	$46,067,129	$44,020,225	$44,117,293	$49,533,733

Scheduled Debt Principal Payments

Scheduled debt principal payments for each of the five calendar years following December 31, 2021 are as follows:

Years Ending December 31,	Total
2022	$31,962,692
2023	38,575,895
2024	100,333,261
2025	37,999,809
2026	85,125,000
Thereafter	—

293,996,657
Unamortized deferred financing costs	(5,904,421)

Total	$288,092,236

At December 31, 2021 and 2020, the unamortized deferred debt issuance costs were $5.9 million and $2.2 million, respectively.

Obligations Under Participation Agreements and Secured Borrowing

As discussed in Note 2, the Company follows the guidance in ASC 860 when accounting for loan participations and loans sold. Such guidance requires the transferred interests meet certain criteria in order for the transaction to be recorded as a sale. Loan participations and loans transferred from the Company which do not qualify for sale treatment remain on the Company’s consolidated balance sheets and the proceeds are recorded as obligations under participation agreements or secured borrowing, as applicable. As of December 31, 2021 and 2020, obligations under participation agreements had a carrying value of approximately $42.2 million and $71.6 million, respectively, and the carrying value of the loans that are associated with these obligations under participation agreements was approximately $101.0 million and $168.6 million, respectively, (see “Participation Agreements” in Note 8). Additionally, as of December 31, 2021 and 2020, secured borrowing had a carrying value of approximately $34.6 million and $18.2 million, and the carrying value of the loan that is associated with the secured borrowing was $50.3 million and $26.4 million, respectively. The weighted-average interest rate on the obligations under participation agreements and secured borrowing was approximately 10.4% and 10.2% as of December 31, 2021 and 2020, respectively.

D-F-48

Notes to Consolidated Financial Statements

Note 10. Commitments and Contingencies

Impact of COVID-19

The full extent of the impact of the COVID-19 pandemic on the global economy generally, and the Company’s business in particular, will depend on future developments, which are highly uncertain and cannot be predicted with confidence. As of December 31, 2021, no contingencies have been recorded on the Company’s consolidated balance sheet as a result of the COVID-19 pandemic, however as the pandemic continues, it may have long-term impacts on the Company’s financial condition, results of operations, and cash flows. Refer to Note 2 for further discussion of COVID-19.

Unfunded Commitments on Loans Held for Investment

Certain of the Company’s loans contain provisions for future fundings, which are subject to the borrower meeting certain performance-related metrics that are monitored by the Company. These fundings amounted to approximately $71.8 million and $67.9 million as of December 31, 2021 and 2020, respectively. The Company expects to maintain sufficient cash on hand to fund such unfunded commitments, primarily through matching these commitments with principal repayments on outstanding loans.

Unfunded Investment Commitment

As discussed in Note 7, On August 3, 2020, the Company entered into a subscription agreement with RESOF whereby the Company committed to fund up to $50.0 million to purchase limited partnership interests in RESOF. As of December 31, 2021 and 2020, the unfunded investment commitment was $15.1 million and $14.1 million, respectively.

Other

The Company enters into contracts that contain a variety of indemnification provisions. The Company’s maximum exposure under these arrangements is unknown; however, the Company has not had prior claims or losses pursuant to these contracts. The Manager has reviewed the Company’s existing contracts and expects the risk of loss to the Company to be remote.

The Company is not currently subject to any material legal proceedings and, to the Company’s knowledge, no material legal proceedings are threatened against the Company. From time to time, the Company may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Company’s rights under contracts with its portfolio companies. While the outcome of any legal proceedings cannot be predicted with certainty, the Company does not expect that any such proceedings will have a material adverse effect upon its financial condition or results of operations.

See Note 8 for a discussion of the Company’s commitments to the Manager.

D-F-49

Notes to Consolidated Financial Statements

Note 11. Equity

Earnings Per Share

The following table presents earnings per share for the years ended December 31, 2021 and 2020:

	Years Ended December 31,
	2021	2020
Net (loss) income	$(12,355,727)	$5,255,730
Series A preferred stock dividend declared	(15,624)	(15,624)

Net (loss) income allocable to common stock	$(12,371,351)	$5,240,106

Weighted-average shares outstanding — basic and diluted	19,487,460	18,813,066
(Loss) earnings per share — basic and diluted	$(0.63)	$0.28

Preferred Stock Classes

Preferred Stock

The Company’s charter gives it authority to issue 50,000,000 shares of preferred stock, $0.01 par value per share (“Preferred Stock”). The Company’s board of directors may classify any unissued shares of Preferred Stock and reclassify any previously classified but unissued shares of Preferred Stock of any series from time to time, into one or more classes or series of stock. As of December 31, 2021 and 2020, there were no Preferred Stock issued or outstanding.

Series A Preferred Stock

On November 30, 2016, the Company’s board of directors classified and designated 125 shares of preferred stock as a separate class of preferred stock to be known as the 12.5% Series A Redeemable Cumulative Preferred Stock, $1,000 liquidation value per share (“Series A Preferred Stock”). In December 2016, the Company sold 125 shares of the Series A Preferred Stock for $125,000. The Series A Preferred Stock pays dividends at an annual rate of 12.5% of the liquidation preference. These dividends are cumulative and payable semi-annually in arrears on June 30 and December 31 of each year.

The Series A Preferred Stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank senior to common stock. The Company, at its option, may redeem the shares, with written notice, at a redemption price of $1,000 per share, plus any accrued unpaid distribution through the date of the redemption. The Series A Preferred Stock carries a redemption premium of $50 per share if redeemed prior to January 1, 2019. The Series A Preferred Stock generally has no voting rights. However, the Series A Preferred Stock holders’ voting is required if (i) authorization or issuance of any securities senior to the Series A Preferred Stock; (ii) an amendment to the Company’s charter that has a material adverse effect on the rights and preference of the Series A Preferred Stock; and (iii) any reclassification of the Series A Preferred Stock.

Common Stock

As discussed in Note 3, on March 1, 2020, TPT2 merged with and into the Company with the Company continuing as the surviving corporation. In connection with the Merger, the Company issued 2,116,785.76 shares of common stock of the Company to Terra Fund 7, the sole stockholder of TPT2, as consideration in the Merger. In addition, on March 2, 2020, the Company issued 2,457,684.59 shares of common stock of the Company in exchange for the settlement of certain participation interests in loans held by the Company and cash. As described in Note 3, Terra Fund 7 contributed the shares of the Company’s common stock received as consideration in the Merger to Terra JV and became a co-managing member of Terra JV pursuant to the JV

D-F-50

Notes to Consolidated Financial Statements

Agreement. The JV Agreement and related stockholders agreement between Terra JV and the Company, dated March 2, 2020, provide for the joint approval of Terra Fund 5 and Terra Fund 7 with respect to certain major decisions that are taken by Terra JV and the Company. As of December 31, 2021, Terra JV owns 87.4% of the issued and outstanding shares of the Company’s common stock with the remainder held by Terra Offshore REIT, and Terra Fund 5 and Terra Fund 7 own an 87.6% and 12.4% interest, respectively, in Terra JV.

On September 30, 2019, the Company issued 212,691 shares of its common stock to Terra Offshore REIT at a price of $17.02 per share for total proceeds of $3.6 million. On April 29, 2020, the Company repurchased, at a price of $17.02 per share, the 212,691 shares it previously sold to Terra Offshore REIT (Note 8).

Distributions

The Company generally intends to distribute substantially all of its taxable income, which does not necessarily equal net income as calculated in accordance with U.S. GAAP, to its stockholders each year to comply with the REIT provisions of the Internal Revenue Code. All distributions will be made at the discretion of the Company’s board of directors and will depend upon its taxable income, financial condition, maintenance of REIT status, applicable law, and other factors as its board of directors deems relevant.

For the years ended December 31, 2021 and 2020, the Company made distributions to Terra 5, Terra JV and Terra Offshore REIT totaling $17.1 million and $21.2 million, respectively, of which $14.6 million and $16.0 million were returns of capital, respectively. Additionally, for each of the years ended December 31, 2021 and 2020, the Company made distributions to preferred stockholders of $15,624.

Distributions paid to stockholders consist of ordinary income, capital gains, return of capital or a combination thereof for income tax purposes. The following table presents distributions per share, declared and paid during the years ended December 31, 2021 and 2020, reported for federal tax purposes and serves as a designation of capital gain distributions, if applicable, pursuant to Section 857(b)(3)(C) of the Internal Revenue Code and Treasury Regulation § 1.857-6(e):

	Years Ended December 31,
	2021	2020
Ordinary income	$0.07	$0.48
Capital gain	0.06	—
Return of capital	0.75	0.68

	$0.88	$1.16

Note 12. Subsequent Events

Management has evaluated subsequent events through the date the consolidated financial statements were available to be issued. Management has determined that there are no material events other than the one described below that would require adjustment to, or disclosure in, the Company’s consolidated financial statements.

On February 18, 2022, Terra Mortgage Capital I, LLC (the “Seller”), a special-purpose indirect wholly-owned subsidiary of the Company, entered into an Uncommitted Master Repurchase and Securities Contract Agreement (the “Repurchase Agreement”) with Goldman Sachs Bank USA ( the “Buyer”). The Repurchase Agreement provides for advances of up to $200.0 million in the aggregate, which the Company expects to use to finance the originations of certain secured performing commercial real estate loans and the acquisitions of certain secured non-performing commercial real estate loans. The Repurchase Agreement replaced the Term Loan, at which time all Mortgage Assets under the Term Loan were assigned as purchased assets under the Repurchase Agreement.

D-F-51

Notes to Consolidated Financial Statements

Advances under the Repurchase Agreement accrue interest at a per annum pricing rate equal to the sum of (i) Term SOFR (subject to underlying loan floors on a case-by-case basis) and (ii) the applicable spread, which ranges from 1.75% to 3.00%, and have a maturity date of February 18, 2024. The actual terms of financing for each asset will be determined at the time of financing in accordance with the Repurchase Agreement. Subject to satisfaction of certain conditions, the Seller may extend the maturity date of the Repurchase Agreement for another 12-month term.

The Repurchase Agreement contains margin call provisions that provide the Buyer with certain rights in the event of a decline in debt yield, loan-to-value ratio, and value of the underlying loans purchased under the Repurchase Agreement. Upon the occurrence of a margin deficit event, the Buyer may require the Seller to make a payment to reduce the purchase price to eliminate any margin deficit.

In connection with the Repurchase Agreement, the Company entered into a Guarantee Agreement in favor of the Buyer (the “Guarantee Agreement”), pursuant to which the Company will guarantee the obligations of the Seller under the Repurchase Agreement. Subject to certain exceptions, the maximum liability under the Repurchase Agreement will not exceed 25% of the then currently outstanding repurchase obligations for performing loans and 50% of the then currently outstanding repurchase obligations for non-performing loans under the Repurchase Agreement

The Repurchase Agreement and the Guarantee Agreement contain various representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of these types. In addition, the Guarantee Agreement contains financial covenants, which require the Company to maintain: (i) cash liquidity of at least the greater of $5 million or 5% of the then-current outstanding amount under the Repurchase Agreement; (ii) total liquidity in an amount equal to or greater than the lesser of $15 million or 10% of the then-current outstanding amount under the Repurchase Agreement (iii) tangible net worth at an amount no less than 75% of that at closing; (iv) an EBITDA to adjusted interest expense ratio of not less than 1.50 to 1.00; and (v) a total indebtedness to tangible net worth ratio of not more than 3.00 to 1.00.

D-F-52

Notes to Consolidated Financial Statements

Terra Property Trust, Inc.

Schedule III — Real Estate and Accumulated Depreciation

As of December 31, 2021

		Initial Costs		Cost Capitalized Subsequent to Acquisition	Decrease in Net Investment (1)	Gross Amount at Period End
Description	Encumbrance	Land	Building and Building Improvements			Land	Building and Building Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life Used for Depreciation
Office building in Santa Monica, CA	$31,962,692	$—	$51,308,076	$2,508,533	$—	$—	$53,816,609	$53,816,609	$5,491,541	2002-2004	July 30, 2018	40 years
Land in Conshohocken, PA	—	14,703,359	—	242,071	(4,945,430)	10,000,000	—	10,000,000	—	N/A	January 9, 2019	N/A

	$31,962,692	$14,703,359	$51,308,076	$2,750,604	$(4,945,430)	$10,000,000	$53,816,609	$63,816,609	$5,491,541

(1)

For the year ended December 31, 2019, the Company recorded an impairment charge of $1.5 million on the land in order to reduce the carrying value of the land to its estimated fair value, which was the then estimated selling price less the cost of sale. For the year ended December 31, 2021, the Company recorded another impairment charge of $3.4 million to reflect the current estimated selling price less the cost of sale.

At December 31, 2021, the aggregate cost of real estate for federal income tax purposes was $57.6 million.

The changes in total real estate assets and accumulated depreciation for the year ended December 31, 2021 are as follows:

	Real Estate Asset		Accumulated Depreciation
	Year Ended December 31, 2021		Year Ended December 31, 2021
Balance, beginning of year	$67,212,039	Balance, beginning of year	$3,826,700
Acquisition through foreclosure	—	Depreciation for the year	1,664,841

Improvements	—	Balance, end of year	$5,491,541

Impairment charge	(3,395,430)

Balance, end of year	$63,816,609

D-F-53

Terra Property Trust, Inc.

Schedule IV — Mortgage Loans on Real Estate

As of December 31, 2021

Portfolio Company (1)	Collateral Location	Property Type	Interest Payment Rates	Maximum Maturity Date (2)	Periodic Payment Terms	Prior Liens	Face Amount	Carrying Amount
Mezzanine Loans:
150 Blackstone River Road, LLC	US - MA	Industrial	8.5%	9/6/2027	Interest Only	$—	$7,000,000	$7,000,000
High Pointe Mezzanine Investments, LLC	US - SC	Student housing	13.0%	1/6/2024	Interest Only	—	3,000,000	3,145,614
UNIJ Sole Member, LLC (3)	US - CA	Mixed-use	15.0%	6/1/2027	Interest Only	—	7,444,357	7,477,190

							17,444,357	17,622,804

First Mortgages:
14th & Alice Street Owner, LLC	US - CA	Multifamily	LIBOR + 4.0% (0.25% Floor)	4/15/2024	Interest Only	—	39,384,000	40,089,153
1389 Peachtree St, LP; 1401 Peachtree St, LP; 1409 Peachtree St, LP	US - GA	Office	LIBOR + 4.5%	8/10/2024	Interest Only	—	53,289,288	53,536,884
330 Tryon DE LLC	US - NC	Office	LIBOR + 4.25% (0.1% Floor)	3/1/2024	Interest Only	—	22,800,000	22,902,354
606 Fayetteville LLC and 401 E. Lakewood LLC	US - NC	Land	9.0%	8/1/2024	Interest Only	—	16,829,962	16,935,803
870 Santa Cruz, LLC	US - CA	Office	LIBOR + 6.75% (0.5% Floor)	12/15/2025	Interest Only	—	17,540,875	17,669,303
AGRE DCP Palm Springs, LLC	US - CA	Hotel - full/ select service	LIBOR +5.0% (1.8% Floor)	1/1/2025	Interest Only	—	43,222,381	43,669,992
Austin H. I. Borrower LLC (4)	US - TX	Hotel - full/ select service	LIBOR +7.5% (0.25% Floor)	10/1/2026	Interest Only	—	13,625,000	13,725,690
D-G Acquistion #6, LLC and D-G Quimisa, LLC	US - CA	Land	LIBOR +7.0% (0.25% Floor)	7/21/2025	Interest Only	—	8,607,092	8,605,341
Hillsborough Owners LLC (5)	US - NC	Mixed-use	LIBOR +8.0% (0.25% Floor)	11/1/2024	Interest Only	—	4,863,009	4,866,542
NB Factory TIC 1, LLC	US - UT	Student housing	LIBOR +5.0% (0.25% Floor)	3/5/2024	Interest Only	—	28,000,000	28,420,056
Patrick Henry Recovery Acquisition, LLC	US - CA	Office	LIBOR + 2.95% (1.5% Floor)	12/1/2024	Interest Only	—	18,000,000	18,041,124
The Lux Washington, LLC	US - WA	Land	LIBOR + 7.0% (0.75% Floor)	1/22/2026	Interest Only	—	3,523,401	3,382,683
University Park Berkeley, LLC	US - CA	Multifamily	LIBOR + 4.2% (1.5% Floor)	3/1/2025	Interest Only	—	25,815,378	25,991,962
Windy Hill PV Five CM, LLC	US - CA	Office	LIBOR + 6.0% (2.05% Floor)	9/20/2023	Interest Only	—	49,954,068	50,264,568

							345,454,454	348,101,455

Preferred equity investments:
370 Lex Part Deux, LLC (6)(7)	US -NY	Office	LIBOR + 8.25% (2.44% Floor)	1/9/2025	Interest Only	$—	$60,012,639	$60,012,639
REEC Harlem Holdings Company LLC (8)	US - NY	Mixed-use	LIBOR + 12.5%	3/9/2025	Interest Only	—	16,633,292	16,633,292
RS JZ Driggs, LLC (6)(7)(9)	US - NY	Multifamily	12.3%	8/1/2021	Interest Only	—	15,606,409	15,754,641

							92,252,340	92,400,572

D-F-54

Terra Property Trust, Inc.

Schedule IV — Mortgage Loans on Real Estate (Continued)

As of December 31, 2021

Portfolio Company (1)	Collateral Location	Property Type	Interest Payment Rates	Maximum Maturity Date (2)	Periodic Payment Terms	Prior Liens	Face Amount	Carrying Amount
Credit facility:
William A. Shopoff & Cindy I. Shopoff (6)(7)	US - CA	Industrial	15.0%	4/4/2023	Interest Only		25,000,000	25,206,964

							25,000,000	25,206,964

Allowance for loan losses							—	(13,658,481)

Total investments							$480,151,151	$469,673,314

(1)	All of the Company’s loans have a prepayment penalty provision.
(2)	Maximum maturity date assumes all extension options are exercised.
(3)	Participation interest is with Mavik Real Estate Special Opportunities Fund REIT, LLC, a related-party real estate investment trust managed by the Manager (Note 8).
(4)

In September 2021, the Company refinanced a previously-defaulted mezzanine loan with a new first mortgage. This refinancing was accounted for as a troubled debt restructuring and the Company recognized a loss of $0.3 million on the restructuring.

(5)	Participation interest is with Terra Fund 6, an affiliated fund advised by the Terra Income Advisors, an affiliate of the Company’s sponsor and Manager (Note 8).
(6)

The loan participations from the Company do not qualify for sale accounting under ASC 860 and therefore, the gross amount of these loans remain in Schedule IV. See “Obligations under Participation Agreements” in Note 9 and “Transfers of Participation Interest by the Company” in Note 8 in the accompanying notes to the consolidated financial statements.

(7)	The Company sold a portion of its interest in this loan through a participation agreement to Terra Fund 6 (Note 8).
(8)	The Company recorded a specific allowance for loan loss of $12.8 million on this loan as a result of a decline in the value of the collateral (Note 4).
(9)	This loan is in maturity default. The Company has exercised its rights and is facilitating the completion of construction of the asset in anticipation of lease up and disposition of the asset.

D-F-55

Terra Property Trust, Inc.

Notes to Schedule IV — Mortgage Loans on Real Estate

December 31, 2021

Reconciliation of Mortgage Loans on Real Estate
Year Ended December 31, 2021
Balance, beginning of year	$422,280,515
Additions during the period:
New mortgage loans	252,437,733
PIK interest	1,955,109
Accrual, payment and accretion of investment-related fees and other, net	1,397,519
Deductions during the period:
Collections of principal	(196,780,456)
Provision for loan losses	(10,904,163)
Amortization of premium	(61,390)
Realized loss on loan repayments	(651,553)

Balance, end of year	$469,673,314

D-F-56

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2022

TERRA PROPERTY TRUST, INC.

By:	/s/ Vikram S. Uppal
Vikram S. Uppal
Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Gregory M. Pinkus
Gregory M. Pinkus
Chief Financial Officer and Chief Operating Officer,
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Vikram S. Uppal Vikram S. Uppal	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 11, 2022

/s/ Gregory M. Pinkus Gregory M. Pinkus	Chief Financial Officer, Chief Operating Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	March 11, 2022

/s/ Roger H. Beless Roger H. Beless	Director	March 11, 2022

/s/ Michael L. Evans Michael L. Evans	Director	March 11, 2022

Annex E

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended March 31, 2022

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File Number: 001-40496

Terra Property Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland	81-0963486
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

550 Fifth Avenue, 6th Floor

New York, New York 10036

(Address of principal executive offices)

(212) 753-5100

(Registrant’s telephone number, including area code)

Securities registered pursuant to section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
6.00% Notes due 2026	TPTA	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Securities Exchange Act of 1934:

Common Stock $0.01 par value per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of May 12, 2022, the registrant had 19,487,460 shares of common stock, $0.01 par value, outstanding. No market value has been computed based upon the fact that no active trading market had been established as of the date of this document.

Terra Property Trust, Inc.

Consolidated Balance Sheets

	March 31, 2022	December 31, 2021
	(unaudited)
Assets
Cash and cash equivalents	$9,858,153	$35,783,956
Restricted cash	8,058,767	7,411,811
Cash held in escrow by lender	7,651,900	7,902,880
Marketable securities	510,151	1,310,000
Loans held for investment, net	545,081,696	457,329,582
Loans held for investment acquired through participation, net	12,937,304	12,343,732
Equity investment in unconsolidated investments	91,662,090	69,713,793
Real estate owned, net (Note 5)
Land, building and building improvements, net	47,908,857	58,325,068
Lease intangible assets, net	6,145,077	7,451,771
Assets held for sale	8,395,011	—
Operating lease right-of-use asset	27,391,012	27,394,936
Interest receivable	3,020,009	2,463,037
Due from related party	—	2,605,639
Other assets	3,976,018	3,505,953

Total assets	$772,596,045	$693,542,158

Liabilities and Equity
Liabilities:
Term loan payable, net of deferred financing fees	$—	$91,940,062
Unsecured notes payable, net of debt issuance cost	82,010,107	81,856,799
Repurchase agreements payable, net of deferred financing fees	173,698,002	43,974,608
Obligations under participation agreements (Note 7 )	58,587,148	42,232,027
Mortgage loan payable, net of deferred financing fees and other	31,963,840	32,134,295
Revolving line of credit payable, net of deferred financing fees	64,414,007	38,186,472
Secured borrowing	37,503,542	34,586,129
Interest reserve and other deposits held on investments	8,058,767	7,411,811
Operating lease liability	27,391,012	27,394,936
Lease intangible liabilities, net (Note 5)	9,426,358	9,709,710
Due to Manager (Note 7)	3,462,062	2,388,317
Interest payable	1,450,843	1,879,626
Accounts payable and accrued expenses	1,581,660	1,264,131
Unearned income	364,630	449,690
Distributions payable	3,906	—
Other liabilities	3,491,971	4,289,967

Total liabilities	503,407,855	419,698,580

Commitments and contingencies (Note 9)
Equity:
Preferred stock, $0.01 par value, 50,000,000 shares authorized and none issued	—	—
12.5% Series A Cumulative Non-Voting Preferred Stock at liquidation preference, 125 shares authorized and 125 shares issued and outstanding at March 31, 2022 December 31, 2021	125,000	125,000
Common stock, $0.01 par value, 450,000,000 shares authorized and 19,487,460 shares issued and outstanding at March 31, 2022 and December 31, 2021	194,875	194,875
Additional paid-in capital	373,443,672	373,443,672
Accumulated deficit	(104,575,357)	(99,919,969)

Total equity	269,188,190	273,843,578

Total liabilities and equity	$772,596,045	$693,542,158

See notes to unaudited consolidated financial statements.

Terra Property Trust, Inc.

Consolidated Statements of Operations

(Unaudited)

	Three Months Ended March 31,
	2022	2021
Revenues
Interest income	$8,882,151	$8,120,949
Real estate operating revenue	2,979,454	2,011,641
Other operating income	250,665	156,662

	12,112,270	10,289,252

Operating expenses
Operating expenses reimbursed to Manager	1,928,563	1,342,758
Asset management fee	1,488,095	1,156,543
Asset servicing fee	349,329	273,207
Provision for loan losses	50,296	276,020
Real estate operating expenses	1,217,963	971,315
Depreciation and amortization	1,718,372	931,725
Impairment charge	1,604,989	—
Professional fees	742,518	520,419
Directors fees	36,252	36,250
Other	83,421	71,488

	9,219,798	5,579,725

Operating income	2,892,472	4,709,527

Other income and expenses
Interest expense from obligations under participation agreements	(1,075,109)	(1,880,081)
Interest expense on repurchase agreement payable	(755,826)	—
Interest expense on mortgage loan payable	(518,617)	(686,150)
Interest expense on revolving line of credit	(524,294)	(17,846)
Interest expense on term loan payable	(164,969)	(1,672,768)
Interest expense on unsecured notes payable	(1,430,183)	—
Interest expense on secured borrowing	(552,785)	(299,805)
Net unrealized losses on marketable securities	(99,044)	(14,608)
Income from equity investment in unconsolidated investments	1,419,335	1,337,827
Realized gains on marketable securities	51,133	—

	(3,650,359)	(3,233,431)

Net (loss) income	$(757,887)	$1,476,096

Series A preferred stock dividend declared	(3,906)	(3,906)

Net (loss) income allocable to common stock	$(761,793)	$1,472,190

(loss) earnings per share — basic and diluted	$(0.04)	$0.08

Weighted-average shares — basic and diluted	19,487,460	19,487,460

Distributions declared per common share	$0.20	$0.20

See notes to unaudited consolidated financial statements.

Terra Property Trust, Inc.

Consolidated Statements of Changes in Equity

(Unaudited)

	Preferred Stock	12.5% Series A Cumulative Non-Voting Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total equity
				$0.01 Par Value
		Shares	Amount	Shares	Amount
Balance at January 1, 2022	$—	125	$125,000	19,487,460	$194,875	$373,443,672	$(99,919,969)	$273,843,578
Distributions declared on common shares ($0.20 per share)	—	—	—	—	—	—	(3,893,595)	(3,893,595)
Distributions declared on preferred shares	—	—	—	—	—	—	(3,906)	(3,906)
Net loss	—	—	—	—	—	—	(757,887)	(757,887)

Balance at March 31, 2022	$—	125	$125,000	19,487,460	$194,875	$373,443,672	$(104,575,357)	$269,188,190

	Preferred Stock	12.5% Series A Cumulative Non-Voting Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total equity
				$0.01 Par Value
		Shares	Amount	Shares	Amount
Balance at January 1, 2021	$—	125	$125,000	19,487,460	$194,875	$373,443,672	$(70,438,482)	$303,325,065
Distributions declared on common shares ($0.20 per share)	—	—	—	—	—	—	(3,893,595)	(3,893,595)
Distributions declared on preferred shares	—	—	—	—	—	—	(3,906)	(3,906)
Net income	—	—	—	—	—	—	1,476,096	1,476,096

Balance at March 31, 2021	$—	125	$125,000	19,487,460	$194,875	$373,443,672	$(72,859,887)	$300,903,660

See notes to unaudited consolidated financial statements.

Terra Property Trust, Inc.

Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended March 31,
	2022	2021
Cash flows from operating activities:
Net (loss) income	$(757,887)	$1,476,096
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Paid-in-kind interest income, net	—	(224,197)
Depreciation and amortization	1,718,516	931,725
Provision for loan losses	50,296	276,020
Impairment charge	1,604,989	—
Amortization of net purchase premiums on loans	15,348	15,348
Straight-line rent adjustments	359,056	(12,008)
Amortization of deferred financing costs	520,991	172,692
Amortization of discount on unsecured notes payable	113,147	—
Amortization of above- and below-market rent intangibles	(246,375)	(84,555)
Amortization and accretion of investment-related fees, net	(195,932)	—
Amortization of above-market rent ground lease	(32,588)	(32,588)
Realized gains on marketable securities	(51,133)	—
Net unrealized losses on marketable securities	99,044	14,608
Income from equity investment in excess of distributions received	(1,119,913)	(1,337,827)
Changes in operating assets and liabilities:
Interest receivable	(556,972)	(472)
Due from related party	2,605,639	—
Other assets	(705,897)	(528,133)
Due to Manager	336,805	93,228
Unearned income	261,193	(391,727)
Interest payable	(428,783)	27,716
Accounts payable and accrued expenses	317,529	(2,146,110)
Other liabilities	(797,996)	(6,964)

Net cash provided by (used in) operating activities	3,109,077	(1,757,148)

Cash flows from investing activities:
Origination and purchase of loans	(88,119,821)	(14,410,706)
Proceeds from repayments of loans	750,000	31,531,804
Purchase of equity interests in unconsolidated investments	(21,164,384)	(12,907,725)
Distributions in excess of net income	336,000	—
Purchase of marketable securities	—	(4,979,088)
Proceeds from sale of marketable securities	628,715	—

Net cash used in investing activities	(107,569,490)	(765,715)

Terra Property Trust, Inc.

Consolidated Statements of Cash Flows (Continued)

(Unaudited)

	Three Months Ended March 31,
	2022	2021
Cash flows from financing activities:
Repayments of obligations under participation agreements	—	(3,962,509)
Proceeds from obligations under participation agreements	15,863,187	3,520,514
Proceeds from borrowings under repurchase agreement	131,949,549	—
Proceeds from borrowings under revolving line of credit	26,377,654	8,030,611
Distributions paid	(3,893,595)	(3,893,595)
Repayment of borrowings under the term loan	(93,763,471)	(2,600,000)
Proceeds from secured borrowing	2,850,520	3,751,680
Repayment of mortgage principal	(204,967)	(3,423,245)
Proceeds from borrowings under the term loan	—	1,469,656
Change in interest reserve and other deposits held on investments	646,956	(5,049,067)
Payment of financing costs	(895,247)	(641,446)

Net cash provided by (used in) financing activities	78,930,586	(2,797,401)

Net decrease in cash, cash equivalents and restricted cash	(25,529,827)	(5,320,264)
Cash, cash equivalents and restricted cash at beginning of period	51,098,647	32,920,323

Cash, cash equivalents and restricted cash at end of period (Note 2)	$25,568,820	$27,600,059

	Three Months Ended March 31,
	2022	2021
Supplemental Disclosure of Cash Flows Information:
Cash paid for interest	$4,920,363	$4,094,327

See notes to unaudited consolidated financial statements.

Terra Property Trust, Inc.

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2022

Note 1. Business

Terra Property Trust, Inc. (and, together with its consolidated subsidiaries, the “Company” or “Terra Property Trust”) was incorporated under the general corporation laws of the State of Maryland on December 31, 2015. Terra Property Trust is a real estate credit focused company that originates, structures, funds and manages commercial real estate investments, including mezzanine loans, first mortgage loans, subordinated mortgage loans and preferred equity investments. The Company’s loans finance the acquisition, construction, development or redevelopment of quality commercial real estate in the United States. The Company focuses on the origination of middle market loans in the approximately $10 million to $50 million range, to finance properties in primary and secondary markets.

On January 1, 2016, Terra Secured Income Fund 5, LLC (“Terra Fund 5”), the Company’s then parent, contributed its consolidated portfolio of net assets to the Company pursuant to a contribution agreement in exchange for shares of the Company’s common stock. Upon receipt of the contribution of the consolidated portfolio of net assets from Terra Fund 5, the Company commenced its operations on January 1, 2016. On March 2, 2020, the Company engaged in a series of transactions pursuant to which the Company issued an aggregate of 4,574,470.35 shares of its common stock in exchange for the settlement of an aggregate of $49.8 million of participation interests in loans held by the Company, cash of $25.5 million and other working capital. As of March 31, 2022, Terra JV, LLC (“Terra JV”) held 87.4% of the issued and outstanding shares of the Company’s common stock with the remainder held by Terra Offshore Funds REIT, LLC (“Terra Offshore REIT”).

The Company has elected to be taxed, and to qualify annually thereafter, as a real estate investment trust (“REIT”) under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), commencing with the taxable year ended December 31, 2016. As a REIT, the Company is not subject to federal income taxes on income and gains distributed to the stockholders as long as certain requirements are satisfied, principally relating to the nature of income and the level of distributions, as well as other factors. The Company also operates its business in a manner that permits it to maintain its exemption from registration as an “investment company” under the Investment Company Act of 1940, as amended.

The Company’s investment activities are externally managed by Terra REIT Advisors, LLC (“Terra REIT Advisors” or the “Manager”), a subsidiary of the Company’s sponsor, Terra Capital Partners, LLC (“Terra Capital Partners”), pursuant to a management agreement (the “Management Agreement”), under the oversight of the Company’s board of directors (Note 7). The Company does not currently have any employees and does not expect to have any employees. Services necessary for the Company’s business are provided by individuals who are employees of the Manager or by individuals who were contracted by the Company or by the Manager to work on behalf of the Company pursuant to the terms of the Management Agreement. On April 1, 2021, Mavik Capital Management, LP (“Mavik”), an entity controlled by Vikram S. Uppal, the Chief Executive Officer of the Company, completed a series of related transactions that resulted in all of the outstanding interests in Terra Capital Partners, being acquired by Mavik for a combination of cash and interests in Mavik (the “Recapitalization”). No amendments or other modifications were made to the Management Agreement in connection with the Recapitalization, and the Manager and its personnel continue to serve as the external manager of the Company pursuant to the terms of the Management Agreement.

Notes to Unaudited Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include all of the Company’s accounts and those of its consolidated subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to the current period presentation.

The Company consolidates entities in which it has a controlling financial interest based on either the variable interest entity (“VIE”) or voting interest model. The Company is required to first apply the VIE model to determine whether it holds a variable interest in an entity, and if so, whether the entity is a VIE. If the Company determines it does not hold a variable interest in a VIE, it then applies the voting interest model. Under the voting interest model, the Company consolidates an entity when it holds a majority voting interest in an entity.

The Company accounts for investments in which it has significant influence but not a controlling financial interest using the equity method of accounting (see Note 4).

VIE Model

An entity is considered to be a VIE if any of the following conditions exist: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) the holders of the equity investment at risk, as a group, lack either the direct or indirect ability through voting rights or similar rights to make decisions that have a significant effect on the success of the entity or the obligation to absorb the entity’s expected losses or right to receive the entity’s expected residual returns, or (c) the voting rights of some equity investors are disproportionate to their obligation to absorb losses of the entity, their rights to receive returns from an entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor with disproportionately few voting rights.

Under the VIE model, limited partnerships are considered a VIE unless the limited partners hold substantive kick-out or participating rights over the general partner. The Company consolidates entities that are VIEs when the Company determines it is the primary beneficiary. Generally, the primary beneficiary of a VIE is a reporting entity that has (a) the power to direct the activities that most significantly affect the VIE’s economic performance, and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE.

Loans Held for Investment

The Company originates, acquires, and structures real estate-related loans generally to be held to maturity. Loans held for investment are carried at the principal amount outstanding, adjusted for the accretion of discounts on investments and exit fees, and the amortization of premiums on investments and origination fees. The Company’s preferred equity investments, which are economically similar to mezzanine loans and subordinate to any loans but senior to common equity, are accounted for as loans held for investment. Loans are carried at cost less allowance for loan losses.

Allowance for Loan Losses

The Company’s loans are typically collateralized by either the sponsors’ equity interest in the real estate properties or the underlying real estate properties. As a result, the Company regularly evaluates the extent and impact of any credit migration associated with the performance and/or value of the underlying collateral property as well as the financial and operating capability of the borrower/sponsor on a loan-by-loan basis. Specifically, a property’s operating results and any cash reserves are analyzed and used to assess (i) whether cash from

Notes to Unaudited Consolidated Financial Statements

operations and/or reserve balances are sufficient to cover the debt service requirements currently and into the future; (ii) the ability of the borrower to refinance the loan; and/or (iii) the property’s liquidation value. The Company also evaluates the financial wherewithal of the sponsor as well as its competency in managing and operating the real estate property. In addition, the Company considers the overall economic environment, real estate sector, and geographic sub-market in which the borrower operates. Such analyses are completed and reviewed by asset management and finance personnel, who utilize various data sources, including (i) periodic financial data such as debt service coverage ratio, property occupancy, tenant profile, rental rates, operating expenses, the borrower’s exit plan, the capitalization and discount rates; (ii) site inspections; and (iii) current credit spreads and discussions with market participants.

The Manager performs a quarterly evaluation for possible impairment of the Company’s portfolio of loans. A loan is impaired if it is deemed probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan. Impairment is measured based on the present value of expected future cash flows or the fair value of the collateral if the loan is collateral dependent. Upon measurement of impairment, the Company records an allowance to reduce the carrying value of the loan with a corresponding charge to net income.

In conjunction with the quarterly evaluation of loans not considered impaired, the Manager assesses the risk factors of each loan and assigns each loan a risk rating between 1 and 5, which is an average of the numerical ratings in the following categories: (i) sponsor capability and financial condition; (ii) loan and collateral performance relative to underwriting; (iii) quality and stability of collateral cash flows and/or reserve balances; and (iv) loan to value. Based on a 5-point scale, the Company’s loans are rated “1” through “5”, from less risk to greater risk, as follows:

Risk Rating	Description
1	Very low risk
2	Low risk
3	Moderate/average risk
4	Higher risk
5	Highest risk

The Company records an allowance for loan losses equal to (i) 1.5% of the aggregate carrying amount of loans rated as a “4”, plus (ii) 5% of the aggregate carrying amount of loans rated as a “5”, plus (iii) impaired loan reserves, if any.

There may be circumstances where the Company modifies a loan by granting the borrower a concession that it might not otherwise consider when a borrower is experiencing financial difficulty or is expected to experience financial difficulty in the foreseeable future. Such concessionary modifications are classified as troubled debt restructurings (“TDR”s) unless the modification solely results in a delay in a payment that is insignificant. Loans classified as TDRs are considered impaired loans for reporting and measurement purposes.

Equity Investment in Unconsolidated Investments

The Company accounts for its equity interests in unconsolidated investments under the equity method of accounting, i.e., at cost, increased or decreased by its share of earnings or losses, less distributions, plus contributions and other adjustments required by equity method accounting.

The Company evaluates its equity investment unconsolidated investments on a periodic basis to determine if there are any indicators that the value of its equity investments may be impaired and whether or not that impairment is other-than-temporary. To the extent an impairment has occurred and is determined to be other-

Notes to Unaudited Consolidated Financial Statements

than-temporary, the Company measures the charge as the excess of the carrying value of its investment over its estimated fair value, which is determined by calculating its share of the estimated fair market value of the underlying net assets based on the terms of the applicable partnership or joint venture agreements.

Marketable Securities

The Company from time to time invests in short term debt and equity securities. These securities are classified as available-for-sale and are carried at fair value. Changes in the fair value of equity securities are recognized in earnings. Changes in the fair value of debt securities are reported in other comprehensive income until a gain or loss on the securities is realized.

Real Estate Owned, Net

Real estate acquired is recorded at its estimated fair value at acquisition and is shown net of accumulated depreciation and impairment charges.

Acquisition of properties generally are accounted for as asset acquisitions. Under asset acquisition accounting, the costs to acquire real estate, including transaction costs, are accumulated and then allocated to individual assets and liabilities acquired based upon their relative fair value. The Company allocates the purchase price of its real estate acquisitions to land, building, tenant improvements, acquired in-place leases, intangibles for the value of any above or below market leases at fair value and to any other identified intangible assets or liabilities. The Company amortizes the value allocated to in-place leases over the remaining lease term, which is reported in depreciation and amortization expense on its consolidated statements of operations. The value allocated to above or below market leases are amortized over the remaining lease term as an adjustment to rental income.

Real estate assets are depreciated using the straight-line method over their estimated useful lives: buildings and improvements — not to exceed 40 years, and tenant improvements — shorter of the lease term or life of the asset. Ordinary repairs and maintenance which are not reimbursed by the tenants are expensed as incurred. Major replacements and betterments which improve or extend the life of the asset are capitalized and depreciated over their estimated useful life.

Management reviews the Company’s real estate for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The review of recoverability is based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate assets. If impaired, the real estate asset will be written down to its estimated fair value.

Assets Held for Sale

The Company generally classifies real estate assets as held for sale when it has entered into a contract to sell the property, all material due diligence requirements have been satisfied, the Company received a non-refundable deposit, and it is probable that the disposition will occur within one year.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases in which the Company is the lessee are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets.

Notes to Unaudited Consolidated Financial Statements

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company’s lease typically does not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made in advance and excludes lease incentives if there were any. The Company’s lease term may include options to extend or terminate the lease when it is reasonably certain that it will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Revenue Recognition

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Interest Income: Interest income is accrued based upon the outstanding principal amount and contractual terms of the loans and preferred equity investments that the Company expects to collect and it is accrued and recorded on a daily basis. Discounts and premiums on investments purchased are accreted or amortized over the expected life of the respective loan using the effective yield method, and are included in interest income in the consolidated statements of operations. Loan origination fees and exit fees, net of portions attributable to obligations under participation agreements, are capitalized and amortized or accreted to interest income over the life of the investment using the effective yield method. Income accrual is generally suspended for loans at the earlier of the date at which payments become 90 days past due or when, in the opinion of the Manager, recovery of income and principal becomes doubtful. Outstanding interest receivable is assessed for recoverability. Interest is then recorded on the basis of cash received until accrual is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability.

The Company holds loans in its portfolio that contain paid-in-kind (“PIK”) interest provisions. The PIK interest, which represents contractually deferred interest that is added to the principal balance that is due at maturity, is recorded on the accrual basis.

Real Estate Operating Revenues: Real estate operating revenue is derived from leasing of space to various types of tenants. The leases are for fixed terms of varying length and generally provide for annual rent increases and expense reimbursements to be paid in monthly installments. Lease revenue, or rental income from leases, is recognized on a straight-line basis over the term of the respective leases. Additionally, the Company recorded above- and below-market lease intangibles, which are included in real estate owned, net, in connection with the acquisition of the real estate properties. These intangible assets and liabilities are amortized to lease revenue over the remaining contractual lease term.

Other Revenues: Prepayment fee income is recognized as prepayments occur. All other income is recognized when earned.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments, with original maturities of ninety days or less when purchased, as cash equivalents. Cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains all of its cash at financial institutions which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Notes to Unaudited Consolidated Financial Statements

Restricted cash represents cash held as additional collateral by the Company on behalf of the borrowers related to the investments in loans or preferred equity instruments for the purpose of such borrowers making interest and property-related operating payments. Restricted cash is not available for general corporate purposes. The related liability is recorded in “Interest reserve and other deposits held on investments” on the consolidated balance sheets.

Cash held in escrow by lender represents amounts funded to an escrow account for debt services and tenant improvements.

The following table provides a reconciliation of cash, cash equivalents and restricted cash in the Company’s consolidated balance sheets to the total amount shown in its consolidated statements of cash flows:

	March 31,
	2022	2021
Cash and cash equivalents	$9,858,153	$18,464,161
Restricted cash	8,058,767	7,096,549
Cash held in escrow by lender (1)	7,651,900	2,039,349

Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$25,568,820	$27,600,059

(1)

The Company has a cash management account with the lender to collect rental payment on the property used as collateral for a mortgage loan payable. As of March 31, 2022, approximately $3.8 million of the cash in the account was available for operational needs.

Participation Interests

Loan participations from the Company which do not qualify for sale treatment remain on the Company’s consolidated balance sheets and the proceeds are recorded as obligations under participation agreements. For the investments for which participation has been granted, the interest earned on the entire loan balance is recorded within “Interest income” and the interest related to the participation interest is recorded within “Interest expense from obligations under participation agreements” in the consolidated statements of operations. Interest expense from obligations under participation agreement is reversed when recovery of interest income on the related loan becomes doubtful. See “Obligations under Participation Agreements” in Note 8 for additional information.

Term Loan

The Company previously financed certain of its senior loans through borrowings under an indenture and credit agreement. The Company accounted for the borrowings as a term loan, which was carried at the contractual amount (cost), net of unamortized deferred financing fees. On February 18, 2022, the Company refinanced the Term Loan (as defined below) with a new repurchase agreement. See “Term Loan” in Note 8 for additional information.

Repurchase Agreements

The Company finances certain of its senior loans held for investment through repurchase transactions under master repurchase agreements. The Company accounts for the repurchase transactions as secured borrowing transactions, which are carried at their contractual amounts (cost), net of unamortized deferred financing fees. See “Repurchase Agreements” in Note 8 for additional information.

Notes to Unaudited Consolidated Financial Statements

Fair Value Measurements

United States generally accepted accounting principles (“U.S. GAAP”) establishes market-based or observable inputs as the preferred source of values, followed by valuation models using management assumptions in the absence of market inputs. The Company has not elected the fair value option for its financial instruments, including loans held for investment, loans held for investment acquired through participation, obligations under participation agreements, secured borrowing, unsecured notes, mortgage loan payable, term loan payable, repurchase agreement payment and revolving line of credit. Such financial instruments are carried at cost, less impairment, where applicable. Marketable securities are financial instruments that are reported at fair value.

Deferred Financing Costs

Deferred financing costs represent fees and expenses incurred in connection with obtaining financing for investments. These costs are presented in the consolidated balance sheets as a direct deduction of the debt liability to which the costs pertain. These costs are amortized using the effective interest method and are included in interest expense on the applicable borrowings in the consolidated statements of operations over the life of the borrowings.

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code commencing with the taxable year ended December 31, 2016. In order to qualify as a REIT, the Company is required, among other things, to distribute at least 90% of its REIT net taxable income to the stockholders and meet certain tests regarding the nature of its income and assets. As a REIT, the Company is not subject to federal income taxes on income and gains distributed to the stockholders as long as certain requirements are satisfied, principally relating to the nature of income and the level of distributions, as well as other factors. If the Company fails to continue to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, the Company will be subject to U.S. federal and state income taxes at regular corporate rates (including any applicable alternative minimum tax for taxable years before 2018) beginning with the year in which it fails to qualify and may be precluded from being able to elect to be treated as a REIT for the Company’s four subsequent taxable years. Any gains from the sale of foreclosed properties within two years are subject to U.S. federal and state income taxes at regular corporate rates. As of March 31, 2022, the Company has satisfied all the requirements for a REIT.

The Company did not have any uncertain tax positions that met the recognition or measurement criteria of Accounting Standards Codification (“ASC”) 740-10-25, Income Taxes, nor did the Company have any unrecognized tax benefits as of the periods presented herein. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities as income tax expense in its consolidated statements of operations. For the three months ended March 31, 2022 and 2021, the Company did not incur any interest or penalties. Although the Company files federal and state tax returns, its major tax jurisdiction is federal. The Company’s 2018-2020 federal tax returns remain subject to examination by the Internal Revenue Service.

Earnings Per Share

The Company has a simple equity capital structure with only common stock and preferred stock outstanding. As a result, earnings per share, as presented, represent both basic and dilutive per-share amounts for the periods presented in the consolidated financial statements. Income per basic share of common stock is calculated by dividing net income allocable to common stock by the weighted-average number of shares of common stock issued and outstanding during such period.

Notes to Unaudited Consolidated Financial Statements

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may ultimately differ from those estimates, and those differences could be material.

The coronavirus (“COVID-19”) pandemic has had a significant impact on local, national and global economies and has resulted in a world-wide economic slowdown. However, after two years into the COVID-19 pandemic, the real estate market has started to recover from the dislocation it experienced. A strong pace of vaccination along with aggressive fiscal stimulus, has improved the outlook for the real estate market. The Company continues to closely monitor the impact of the COVID-19 pandemic on all aspects of its investments and operations. The Company believes the estimates and assumptions underlying its financial statements are reasonable and supportable based on the information available as of March 31, 2022; however, the extent to which the COVID-19 pandemic may impact the Company’s investments and operations going forward will depend on future developments, which are highly uncertain and cannot be predicted with confidence. These developments include the duration of the outbreak, the impact of the global vaccination effort, any new strains of the virus that are resistant to available vaccines, the impact of government stimulus, new information that may emerge concerning the severity of the COVID-19 pandemic, and actions taken by federal, state and local agencies as well as the general public to contain the COVID-19 pandemic or treat its impact, among others. Accordingly, any estimates and assumptions as of March 31, 2022 are inherently less certain than they would be absent the current and potential impacts of the COVID-19 pandemic.

Segment Information

The Company’s primary business is originating, acquiring and structuring real estate-related loans related to high quality commercial real estate. From time to time, the Company may acquire real estate encumbering the senior loans through foreclosure. However, management treats the operations of the real estate acquired through foreclosure as the continuation of the original senior loans. The Company operates in a single segment focused on mezzanine loans, other loans and preferred equity investments, and to a lesser extent, owning and managing real estate.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. In April 2019, the FASB issued additional amendments to clarify the scope of ASU 2016-13 and address issues related to accrued interest receivable balances, recoveries, variable interest rates and prepayments, among other things. In May 2019, the FASB issued ASU 2019-05 — Targeted Transition Relief, which provides an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. In October 2019, the FASB decided that for smaller reporting companies, ASU 2016-13 and related amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company meets the definition of a smaller reporting company under the regulation of the Securities and Exchange Commission. As such, the Company will adopt this ASU and related amendments on January 1, 2023. Management is currently evaluating the impact this change will have on the Company’s consolidated financial statements and disclosures.

London Interbank Offered Rate (“LIBOR”) is a benchmark interest rate referenced in a variety of agreements that are used by all types of entities. In July 2017, the U.K. Financial Conduct Authority, which

Notes to Unaudited Consolidated Financial Statements

regulates the LIBOR administrator, ICE Benchmark Administration Limited (“IBA”), announced that it would cease to compel banks to participate in setting LIBOR as a benchmark by the end of 2021, which has subsequently been delay to June 30, 2023. In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) — Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). The amendments in ASU 2020-04 provide optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848), which expanded the scope of Topic 848 to include derivative instruments impacted by discounting transition (“ASU 2021-01”). ASU 2020-04 and ASU 2021-01 are effective for all entities through December 31, 2022. The expedients and exceptions provided by the amendments do not apply to contract modifications and hedging relationships entered into or evaluated after December 31, 2022, except for hedging transactions as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. In the event LIBOR is unavailable, the Company’s investment documents provide for a substitute index, on a basis generally consistent with market practice, intended to put the Company in substantially the same economic position as LIBOR. As a result, the Company does not expect the reference rate reform and the adoption of ASU 2020-04 and ASU 2021-01 to have a material impact on its consolidated financial statements and disclosures.

Note 3. Loans Held for Investment

Portfolio Summary

The following table provides a summary of the Company’s loan portfolio as of March 31, 2022 and December 31, 2021:

	March 31, 2022			December 31, 2021
	Fixed Rate	Floating Rate (1)(2)(3)	Total	Fixed Rate	Floating Rate (1)(2)(3)	Total
Number of loans	7	18	25	6	15	21
Principal balance	$97,914,340	$469,606,633	$567,520,973	$74,880,728	$405,270,423	$480,151,151
Carrying value	$99,264,597	$458,754,403	$558,019,000	$75,520,212	$394,153,102	$469,673,314
Fair value	$99,045,593	$457,961,364	$557,006,957	$75,449,410	$391,752,209	$467,201,619
Weighted-average coupon rate	12.92%	7.16%	8.15%	12.39%	7.01%	7.85%
Weighted-average remaining term (years)	1.98	1.32	1.44	1.93	1.45	1.53

(1)

These loans pay a coupon rate of LIBOR or Secured Overnight Financing Rate (“SOFR”), as applicable, plus a fixed spread. Coupon rate shown was determined using LIBOR of 0.45% and SOFR of 0.16% as of March 31, 2022 and LIBOR of 0.10% as of December 31, 2021.

(2)

As of March 31, 2022 and December 31, 2021, amount included $351.1 million and $290.6 million of senior mortgages used as collateral for $241.5 million and $176.9 million of borrowings under credit facilities, respectively (Note 8).

(3)	As of March 31, 2022 and December 31, 2021, sixteen and thirteen of these loans, respectively, are subject to a LIBOR or SOFR floor, as applicable.

Notes to Unaudited Consolidated Financial Statements

Lending Activities

The following table presents the activities of the Company’s loan portfolio for the three months ended March 31, 2022 and 2021:

	Loans Held for Investment	Loans Held for Investment through Participation Interests	Total
Balance, January 1, 2022	$457,329,582	$12,343,732	$469,673,314
New loans made	87,538,133	581,688	88,119,821
Principal repayments received	(750,000)	—	(750,000)
Net amortization of premiums on loans	(15,348)	—	(15,348)
Accrual, payment and accretion of investment-related fees and other, net	1,029,625	11,884	1,041,509
Provision for loan losses	(50,296)	—	(50,296)

Balance, March 31, 2022	$545,081,696	$12,937,304	$558,019,000

	Loans Held for Investment	Loans Held for Investment through Participation Interests	Total
Balance, January 1, 2021	$417,986,462	$4,294,053	$422,280,515
New loans made	14,410,706	—	14,410,706
Principal repayments received	(31,531,804)	—	(31,531,804)
PIK interest (1)	676,646	—	676,646
Net amortization of premiums on loans	(15,348)	—	(15,348)
Accrual, payment and accretion of investment-related fees and other, net	526,081	(1,905)	524,176
Provision for loan losses	(276,020)	—	(276,020)

Balance, March 31, 2021	$401,776,723	$4,292,148	$406,068,871

(1)

Certain loans in the Company’s portfolio contain PIK interest provisions. The PIK interest represents contractually deferred interest that is added to the principal balance. PIK interest related to obligations under participation agreements amounted $0.5 million for the three months ended March 31, 2021.

Portfolio Information

The tables below detail the types of loans in the Company’s loan portfolio, as well as the property type and geographic location of the properties securing these loans as of March 31, 2022 and December 31, 2021:

	March 31, 2022			December 31, 2021
Loan Structure	Principal Balance	Carrying Value	% of Total	Principal Balance	Carrying Value	% of Total
First mortgages	$410,635,036	$413,619,050	74.1%	$345,454,454	$348,101,455	74.0%
Preferred equity investments	93,441,580	93,607,463	16.8%	92,252,340	92,400,572	19.7%
Credit facility	46,000,000	46,885,375	8.4%	25,000,000	25,206,964	5.4%
Mezzanine loans	17,444,357	17,615,889	3.2%	17,444,357	17,622,804	3.8%
Allowance for loan losses	—	(13,708,777)	(2.5)%	—	(13,658,481)	(2.9)%

Total	$567,520,973	$558,019,000	100.0%	$480,151,151	$469,673,314	100.0%

Notes to Unaudited Consolidated Financial Statements

	March 31, 2022			December 31, 2021
Property Type	Principal Balance	Carrying Value	% of Total	Principal Balance	Carrying Value	% of Total
Office	$229,192,520	$230,101,500	41.2%	$221,596,870	$222,426,872	47.3%
Multifamily	120,216,869	122,074,241	21.9%	80,805,787	81,835,756	17.4%
Industrial	67,571,608	67,606,537	12.1%	32,000,000	32,206,964	6.9%
Hotel — full/select service	56,918,328	57,520,720	10.3%	56,847,381	57,395,682	12.2%
Infill land	33,807,563	33,895,151	6.1%	28,960,455	28,923,827	6.2%
Student housing	31,000,000	31,667,292	5.7%	31,000,000	31,565,670	6.7%
Mixed use	28,814,085	28,862,336	5.2%	28,940,658	28,977,024	6.2%
Allowance for loan losses	—	(13,708,777)	(2.5)%	—	(13,658,481)	(2.9)%

Total	$567,520,973	$558,019,000	100.0%	$480,151,151	$469,673,314	100.0%

	March 31, 2022			December 31, 2021
Geographic Location	Principal Balance	Carrying Value	% of Total	Principal Balance	Carrying Value	% of Total
United States
California	$241,635,304	$243,830,108	43.7%	$234,968,151	$237,015,597	50.4%
New York	93,441,580	93,607,463	16.8%	92,252,340	92,400,572	19.7%
Georgia	53,970,491	54,221,854	9.7%	53,289,288	53,536,884	11.4%
North Carolina	45,781,188	46,026,460	8.2%	44,492,971	44,704,699	9.5%
New Jersey	35,571,608	35,391,604	6.3%	—	—	—%
Utah	28,000,000	28,529,857	5.1%	28,000,000	28,420,056	6.1%
Washington	24,424,855	24,487,967	4.4%	3,523,401	3,382,683	0.7%
Pennsylvania	21,000,000	21,670,442	3.9%	—	—	—%
Texas	13,695,947	13,824,587	2.5%	13,625,000	13,725,690	2.9%
Massachusetts	7,000,000	7,000,000	1.3%	7,000,000	7,000,000	1.5%
South Carolina	3,000,000	3,137,435	0.6%	3,000,000	3,145,614	0.7%
Allowance for loan losses	—	(13,708,777)	(2.5)%	—	(13,658,481)	(2.9)%

Total	$567,520,973	$558,019,000	100.0%	$480,151,151	$469,673,314	100.0%

Loan Risk Rating

As described in Note 2, the Manager evaluates the Company’s loan portfolio on a quarterly basis or more frequently as needed. In conjunction with the quarterly review of the Company’s loan portfolio, the Manager assesses the risk factors of each loan, and assigns a risk rating based on a five-point scale with “1” being the lowest risk and “5” being the greatest risk.

Notes to Unaudited Consolidated Financial Statements

The following table allocates the principal balance and the carrying value of the Company’s loans based on the loan risk rating as of March 31, 2022 and December 31, 2021:

	March 31, 2022				December 31, 2021
Loan Risk Rating	Number of Loans	Principal Balance	Carrying Value	% of Total	Number of Loans	Principal Balance	Carrying Value	% of Total
1	—	$—	$—	—%	—	$—	$—	—%
2	2	25,000,000	25,041,590	4.4%	2	25,000,000	25,041,124	5.2%
3	19	435,383,446	439,254,137	76.8%	15	349,273,811	352,164,409	72.9%
4	1	60,583,057	60,583,057	10.6%	1	60,012,639	60,012,639	12.4%
5	—	—	—	—%	—	—	—	—%
Other (1)	3	46,554,470	46,848,993	8.2%	3	45,864,701	46,113,623	9.5%

	25	$567,520,973	571,727,777	100.0%	21	$480,151,151	483,331,795	100.0%

Allowance for loan losses			(13,708,777)				(13,658,481)

Total, net of allowance for loan losses			$558,019,000				$469,673,314

(1)

Because these loans have an event of default, they are removed from the pool of loans on which a general allowance is calculated and are evaluated for collectability individually. As of both March 31, 2022 and December 31, 2021, the specific allowance for loan losses on these loans were $12.8 million, as a result of a decline in the fair value of the respective collateral.

As of March 31, 2022, the Company had one loan with a loan risk rating of “4” and no loans with a loan risk rating of “5” and recorded general allowance for loan losses of $0.01 million for the three months ended March 31, 2022. As of March 31, 2021, the Company had three loans with a loan risk rating of “4” and one loan with a loan risk rating of “5” and recorded general allowance for loan losses of $0.04 million for the three months ended March 31, 2021. Additionally, as of March 31, 2022 and 2021, the Company had three and one loans, respectively, deemed impaired and recorded specific allowance for loan losses of $0.04 million and $0.2 million, respectively, as a result of a decline in the value of the underlying collateral.

The following table presents the activity in the Company’s allowance for loan losses for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
	2022	2021
Allowance for loan losses, beginning of period	$13,658,481	$3,738,758
Provision for loan losses	50,296	276,020
Charge-offs	—	—
Recoveries	—	—

Allowance for loan losses, end of period	$13,708,777	$4,014,778

As of both March 31, 2022 and December 31, 2021, the Company had one loan that was in maturity default. Additionally, for the three months ended March 31, 2022 and 2021, the Company suspended interest income accrual of $1.1 million and $0.7 million on two loans, respectively, because recovery of such income was doubtful.

Troubled Debt Restructuring

As of March 31, 2022 and December 31, 2021, the Company had a recorded investment in troubled debt restructuring of $13.7 million.

Notes to Unaudited Consolidated Financial Statements

Due to financial difficulty resulting from the COVID-19 pandemic, a borrower defaulted on interest payments in May 2020 on a $3.5 million mezzanine loan, and the Company subsequently suspended the interest accrual. The Company purchased the senior loan from a third-party lender on September 3, 2021 in order to facilitate a refinancing. Subsequently on September 23, 2021, the senior and mezzanine loans were refinanced and the Company issued a new senior loan with a committed amount of $14.7 million, of which $13.6 million was funded at closing. The concession granted in the refinancing was the forgiveness of principal and accrued interest of $1.3 million on the mezzanine loan, of which $1.0 million was previously recorded as an allowance for loan losses, in addition to $0.4 million of nonaccrual interest. The Company classified the refinancing as a TDR as it met all the conditions to be considered a TDR pursuant to ASC 310-40.

The following table summarizes the recorded investment of TDR as of the date of restructuring:

Number of loans modified	1
Pre-modified recorded carrying value	$18,503,470
Post-modified recorded carrying value (1)	$13,625,000

(1)

As of March 31, 2022, the principal balance of this loan was $13.7 million and the carrying value of this loan, which includes the present value of the exit fee, was $13.8 million. There is no allowance for loan losses recorded for this new senior loan.

Once classified as a TDR, the new senior loan is classified as an impaired loan until it is extinguished and the carrying value is evaluated at each reporting date for collectability based on the fair value of the underlying collateral. Since the fair value of the collateral is greater than the carrying value of the new senior loan, no specific allowance was recorded as of March 31, 2022. For the three months ended March 31, 2022, interest income from the new senior loan was $0.3 million. In April 2022, this loan was repaid in full.

Note 4. Equity Investment in Unconsolidated Investments

The Company owns interests in a limited partnership and three joint ventures. The Company accounts for its interests in these investments under the equity method of accounting (Note 2). The Company classifies distributions received from equity method investments using the cumulative earnings approach. Distributions received are considered returns on the investment and classified as cash inflows from operating activities. If, however, the investor’s cumulative distributions received, less distributions received in prior periods determined to be returns of investment, exceeds cumulative equity in earnings recognized, the excess is considered a return of investment and is classified as cash inflows from investing activities.

Equity Investment in a Limited Partnership

On August 3, 2020, the Company entered into a subscription agreement with Mavik Real Estate Special Opportunities Fund, LP (“RESOF”) whereby the Company committed to fund up to $50.0 million to purchase a limited partnership interest in RESOF. RESOF’s primary investment objective is to generate attractive risk-adjusted returns by purchasing performing and non-performing mortgages, loans, mezzanines and other credit instruments supported by underlying commercial real estate assets. RESOF may also opportunistically originate high-yield mortgages or loans in real estate special situations including rescue financings, bridge loans, restructurings and bankruptcies (including debtor-in-possession loans). The general partner of RESOF is Mavik Real Estate Special Opportunities Fund GP, LLC, which is a subsidiary of the Company’s sponsor, Terra Capital Partners. As of March 31, 2022 and December 31, 2021, the unfunded commitment was $16.4 million and $15.1 million, respectively.

The Company evaluated its equity interest in RESOF and determined it does not have a controlling financial interest and is not the primary beneficiary. Accordingly, the equity interest in RESOF is accounted for as an

Notes to Unaudited Consolidated Financial Statements

equity method investment. As of March 31, 2022 and December 31, 2021, the Company owned 44.2% and 50.0% of the equity interest in RESOF, respectively. As of March 31, 2022 and December 31, 2021, the carrying value of the Company’s investment in RESOF was $40.2 million and $40.5 million, respectively. For both the three months ended March 31, 2022 and 2021, the Company recorded equity income from RESOF of $1.3 million and did not receive any distributions from RESOF.

In connection with the equity investment in RESOF, the Company paid origination fees to the Manager totaling $0.5 million, to be amortized to equity income on a straight-line basis over the life of RESOF.

The following tables present summarized financial information of the Company’s equity investment in RESOF. Amounts provided are the total amounts attributable to the investment and do not represent the Company’s proportionate share:

	March 31, 2022	December 31, 2021
Investments at fair value (cost of $117,829,371 and $107,261,022, respectively)	$119,003,881	$108,359,898
Other assets	15,892,206	5,484,087

Total assets	134,896,087	113,843,985

Revolving line of credit, net of financing costs	16,834,326	14,909,717
Obligations under participation agreement (proceeds of $15,523,107 and $14,252,357, respectively)	15,637,326	14,351,617
Other liabilities	13,361,069	5,296,603

Total liabilities	45,832,721	34,557,937

Partners’ capital	$89,063,366	$79,286,048

	Three Months Ended March 31,
	2022	2021
Total investment income	$4,844,664	$2,042,100
Total expenses	1,293,316	471,212

Net investment income	3,551,348	1,570,888
Unrealized appreciation on investments	69,051	53,697

Net increase in partners’ capital resulting from operations	$3,620,399	$1,624,585

Notes to Unaudited Consolidated Financial Statements

Equity Investment in Joint Ventures

As of March 31, 2022, the Company owned equity interests in three joint ventures that invest in real estate properties. The Company evaluated its equity interests in the joint ventures and determined it does not have a controlling financial interest and is not the primary beneficiary. Accordingly, the equity interests in the joint ventures are accounted for as equity method investments. The following table presents the Company’s ownership interests in its equity investments in the joint ventures and their respective carrying values:

	Co-owner	Ownership Interest at March 31, 2022	Carrying Value at
Entity			March 31, 2022	December 31, 2021
LEL Arlington JV LLC	Third party	80%	$23,962,388	$23,949,044
LEL NW 49th JV LLC	Third party	80%	4,838,353	5,306,467
TCG Corinthian FL Portfolio JV LLV (1)	Third Party	90%	22,615,435	—

			$51,416,176	$29,255,511

(1)	This investment was purchased in March 2022.

The following tables present estimated combined summarized financial information of the Company’s equity investment in the joint ventures. Amounts provided are the total amounts attributable to the joint ventures and do not represent the Company’s proportionate share:

	March 31, 2022	December 31, 2021
Net investments in real estate	$198,906,122	$115,636,424
Other assets	9,730,764	4,856,249

Total assets	208,636,886	120,492,673

Mortgage loan payable	145,641,352	83,445,235
Other liabilities	1,887,030	1,305,572

Total liabilities	147,528,382	84,750,807

Members’ capital	$61,108,504	$35,741,866

	Three Months Ended March 31,
	2022	2021
Revenues	$2,450,438	$—
Operating expenses	(816,681)	—
Depreciation expense	(690,831)	$—
Interest expense	(1,085,561)	$—
Unrealized gains	235,511	$—

Net income	$92,876	$—

For the three months ended March 31, 2022, the Company recorded equity income from the joint ventures of $0.1 million and received distributions from the joint ventures of $0.3 million. There was no such equity income or loss recorded or distributions received for the three months ended March 31, 2021. In connection with these investments, the Company paid origination fee to the Manager totaling $0.5 million, to be amortized to equity income over the life of the respective joint venture.

Notes to Unaudited Consolidated Financial Statements

Note 5. Real Estate Owned, Net

Real Estate Activities

2022 — For the three months ended March 31, 2022, the Company recorded an impairment charge of $1.6 million on the 4.9 acres of adjacent land located in Pennsylvania to reduce the carrying value of the land to its estimated fair value, which is based on the selling price in the Agreement of Sale. The sale is expected to close in the second quarter of 2022. As the asset satisfied all the requirements to be classified as held-for-sale, on March 31, 2022, the Company reclassified the land from Real estate owned to Assets held for sale on the consolidated balance sheets.

2021 — In September 2021, the Company signed a new lease for the vacant space in the office building. The lease commences on December 1, 2021 and has term of 10 years with an option to extend the lease for 5 years. Additionally, the lease provides for a fixed rental payment plus a percentage rent that is based on 6% of the gross sales of the tenant’s business. The lease also provides a 3% increase in rental payment every year.

In November 2021, the Company received notice from a tenant of their intention to terminate its lease effective November 30, 2022. In connection with the lease termination, the Company received a termination fee of $3.1 million, to be amortized to income over the remaining life of the lease.

In December 2021, the Company recorded an impairment charge of $3.4 million on the 4.9 acres of adjacent land in order to reduce the carrying value of the land to its estimated fair value, which is the estimated selling price less the cost of sale.

Notes to Unaudited Consolidated Financial Statements

Real Estate Owned, Net

Real estate owned is comprised of 4.9 acres of adjacent land located in Pennsylvania and a multi-tenant office building, with lease intangible assets and liabilities, located in California. The following table presents the components of real estate owned, net:

	March 31, 2022			December 31, 2021
	Cost	Accumulated Depreciation/ Amortization	Net	Cost	Accumulated Depreciation/ Amortization	Net
Real estate:
Land (1)	$—	$—	$—	$10,000,000	$—	$10,000,000
Building and building improvements	51,725,969	(4,741,596)	46,984,373	51,725,969	(4,418,305)	47,307,664
Tenant improvements	1,854,640	(1,016,689)	837,951	1,854,640	(947,369)	907,271
Furniture and fixtures	236,000	(149,467)	86,533	236,000	(125,867)	110,133

Total real estate	53,816,609	(5,907,752)	47,908,857	63,816,609	(5,491,541)	58,325,068
Lease intangible assets:
In-place lease	14,982,538	(8,929,631)	6,052,907	14,982,538	(7,627,326)	7,355,212
Above-market rent	156,542	(64,372)	92,170	156,542	(59,983)	96,559

Total intangible assets	15,139,080	(8,994,003)	6,145,077	15,139,080	(7,687,309)	7,451,771

Lease intangible liabilities:
Below-market rent	(2,754,922)	1,746,889	(1,008,033)	(2,754,922)	1,496,125	(1,258,797)
Above-market ground lease	(8,896,270)	477,945	(8,418,325)	(8,896,270)	445,357	(8,450,913)

Total intangible liabilities	(11,651,192)	2,224,834	(9,426,358)	(11,651,192)	1,941,482	(9,709,710)

Total real estate	$57,304,497	$(12,676,921)	$44,627,576	$67,304,497	$(11,237,368)	$56,067,129

(1)	The land was reclassified as held-for-sale as of March 31, 2022.

Notes to Unaudited Consolidated Financial Statements

Real Estate Operating Revenues and Expenses

The following table presents the components of real estate operating revenues and expenses that are included in the consolidated statements of operations:

	Three Months Ended March 31,
	2022	2021
Real estate operating revenues:
Lease revenue	$1,754,561	$1,805,874
Other operating income	1,224,893	205,767

Total	$2,979,454	$2,011,641

Real estate operating expenses:
Utilities	$45,334	$33,992
Real estate taxes	346,432	346,354
Repairs and maintenances	157,416	145,246
Management fees	67,868	61,325
Lease expense, including amortization of above-market ground lease (1)	487,163	283,538
Other operating expenses	113,750	100,860

Total	$1,217,963	$971,315

(1)

As discussed in “Leases” below, the multi-tenant office building is subject to a ground lease, for which the rent resets every five years. The last rent reset was on November 1, 2020. Based on information available to the Company as of November 1, 2020, including the fact that there was a global pandemic with a potentially significant negative impact on real estate values, the Company estimated the value of the land was no greater than the value on the date of foreclosure and continued to accrue and pay rent at the then-existing rate. On June 2, 2021, the third-party appraisal process was completed, resulting in an increase of the annual base rent to $2.1 million from $1.3 million. The increase in base rent was retroactive back to November 1, 2020. The Company accounted for the change in base rent as a change in accounting estimate; as a result, the increase in rent from November 2020 through March 2021 was recorded in the period in which the change occurred, which is June 2021. Had the new base rent been recorded on November 1, 2020, lease expense including amortization of above-market ground lease would have been $0.5 million for the three months ended March 31, 2021 and total real estate operating expenses would have been $1.2 million for the three months ended March 31, 2021.

Leases

As of March 31, 2022, the Company owned a multi-tenant office building that was leased to four tenants. In addition, the office building is subject to a ground lease whereby the Company is the lessee (or a tenant) to the ground lease. The ground lease had a remaining lease term of 64.6 years as of March 31, 2022, and provides for a new base rent every 5 years based on the greater of the annual base rent for the prior lease year or 9% of the fair market value of the land. The next rent reset on the ground lease is scheduled for November 1, 2025. The Company is currently litigating with the landlord with respect to the appropriate method for determining the fair value of the land for purposes of setting the ground rent — Terra Ocean Ave., LLC v. Ocean Avenue Santa Monica Realty LLC, Superior Court of California, Los Angeles County, Case No. 20STCV34217. The Company believes this determination should be based on comparable sales, while the landlord insists that the rent under the ground lease itself is also relevant. The Company’s position has prevailed in all three of the prior arbitrations to reset the ground rent. Since future rent reset determinations under the ground lease cannot be known at this time, the Company did not include any potential future rent increases in calculating the present value of future rent payments. The Company intends vigorously to pursue the litigation. While the Company believes its arguments will likely prevail, the outcome of the legal proceeding cannot be predicted with certainty. If the landlord

Notes to Unaudited Consolidated Financial Statements

prevails, the future rent reset determinations could result in significantly higher ground rent, which would likely result in a significant diminution in the value of the Company’s interest in the ground lease and the office building.

Scheduled Future Minimum Rent Income

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants, under non-cancelable operating leases at March 31, 2022 are as follows:

Years Ending December 31,	Total
2022 (April 1 through December 31)	$5,357,817
2023	4,235,538
2024	4,380,043
2025	792,925
2026	816,724
2027	598,943
Thereafter	1,815,497

Total	$17,997,487

Scheduled Annual Net Amortization of Intangibles

Based on the intangible assets and liabilities recorded at March 31, 2022, scheduled annual net amortization of intangibles for each of the next five calendar years and thereafter is as follows:

Years Ending December 31,	Net Decrease in Real Estate Operating Revenue (1)	Increase in Depreciation and Amortization (1)	Decrease in Rent Expense (1)	Total
2022 (April 1 through December 31)	$(680,178)	$3,654,609	$(97,761)	$2,876,670
2023	(139,056)	1,093,878	(130,348)	824,474
2024	(139,056)	1,093,878	(130,348)	824,474
2025	17,556	87,121	(130,348)	(25,671)
2026	17,556	87,121	(130,348)	(25,671)
2027	7,315	36,300	(130,348)	(86,733)
Thereafter	—	—	(7,668,824)	(7,668,824)

Total	$(915,863)	$6,052,907	$(8,418,325)	$(3,281,281)

(1)

Amortization of below-market rent and above-market rent intangibles is recorded as an adjustment to lease revenues; amortization of in-place lease intangibles is included in depreciation and amortization; and amortization of above-market ground lease is recorded as a reduction to rent expense.

Supplemental Ground Lease Disclosures

Supplemental balance sheet information related to the ground lease was as follows:

	March 31, 2022	December 31, 2021
Operating lease
Operating lease right-of-use asset	$27,391,012	$27,394,936
Operating lease liability	$27,391,012	$27,394,936
Weighted average remaining lease term — operating lease (years)	64.6	64.8
Weighted average discount rate — operating lease	7.6%	7.6%

Notes to Unaudited Consolidated Financial Statements

The component of lease expense for the ground lease was as follows:

	Three Months Ended March 31,
	2022	2021
Operating lease cost (1)	$519,750	$316,125

(1)	The increase in operating lease cost was a result of the ground rent reset described above.

Supplemental non-cash information related to the ground lease was as follows:

	Three Months Ended March 31,
	2022	2021
Cash paid for amounts included in the measurement of lease liability:
Operating cash flows from an operating lease	$519,750	$316,125
Right-of-use asset obtained in exchange for lease obligations:
Operating lease	$519,750	$316,125

Maturities of operating lease liability are as follows:

Years Ending December 31,	Operating Lease
2022 (April 1 through December 31)	$1,559,250
2023	2,079,000
2024	2,079,000
2025	2,079,000
2026	2,079,000
2027	2,079,000
Thereafter	122,227,875

Total lease payments	134,182,125
Less: Imputed interest	(106,791,113)

Total	$27,391,012

Note 6. Fair Value Measurements

The Company adopted the provisions of ASC 820, Fair Value Measurement (“ASC 820”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 established a fair value hierarchy that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment, the characteristics specific to the investment, and the state of the marketplace (including the existence and transparency of transactions between market participants). Investments with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Investments measured and reported at fair value are classified and disclosed into one of the following categories based on the inputs as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company has the ability to access.

Level 2 — Pricing inputs are other than quoted prices in active markets, including, but not limited to, quoted prices for similar assets and liabilities in markets that are active, quoted prices for identical or similar assets or

Notes to Unaudited Consolidated Financial Statements

liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 — Significant unobservable inputs are based on the best information available in the circumstances, to the extent observable inputs are not available, including the Company’s own assumptions used in determining the fair value of investments. Fair value for these investments are determined using valuation methodologies that consider a range of factors, including but not limited to the price at which the investment was acquired, the nature of the investment, local market conditions, trading values on public exchanges for comparable securities, current and projected operating performance, and financing transactions subsequent to the acquisition of the investment. The inputs into the determination of fair value require significant management judgment.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

As of March 31, 2022 and December 31, 2021, the Company has not elected the fair value option for its financial instruments, including loans held for investment, loans held for investment acquired through participation, obligations under participation agreements, secured borrowing, term loan payable, repurchase agreement payable, mortgage loan payable and revolving line of credit. Such financial instruments are carried at cost, less impairment or less net deferred costs, where applicable. Marketable securities are financial instruments that are reported at fair value.

Financial Instruments Carried at Fair Value on a Recurring Basis

From time to time, the Company may invest in short-term debt and equity securities which are classified as available-for-sale securities, which are presented at fair value on the consolidated balance sheet. Changes in the fair value of equity securities are recognized in earnings. Changes in the fair value of debt securities are reported in other comprehensive income until the securities are realized.

The following tables present fair value measurements of marketable securities, by major class, as of March 31, 2022 and December 31, 2021, according to the fair value hierarchy:

	March 31, 2022
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Marketable Securities:
Equity securities	$510,151	$—	$—	$510,151

Total	$510,151	$—	$—	$510,151

	December 31, 2021
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Marketable Securities:
Equity securities	$1,310,000	$—	$—	$1,310,000

Total	$1,310,000	$—	$—	$1,310,000

Notes to Unaudited Consolidated Financial Statements

The following table presents the activities of the marketable securities for the periods presented.

	Three Months Ended March 31,
	2022	2021
Beginning balance	$1,310,000	$1,287,500
Purchases	—	4,979,088
Proceeds from sale	(628,715)	—
Unsettled sale	(123,223)	—
Reclassification of net realized gains on marketable securities into earnings	51,133	—
Unrealized losses on marketable securities	(99,044)	(14,608)

Ending balance	$510,151	$6,251,980

Financial Instruments Not Carried at Fair Value

The following table presents the carrying value, which represents the principal amount outstanding, adjusted for the accretion of purchase discounts on loans and exit fees, and the amortization of purchase premiums on loans and origination fees, and estimated fair value of the Company’s financial instruments that are not carried at fair value on the consolidated balance sheets:

	Level	March 31, 2022			December 31, 2021
		Principal Amount	Carrying Value	Fair Value	Principal Amount	Carrying Value	Fair Value
Loans:
Loans held for investment	3	$554,631,920	$558,790,473	$544,060,026	$467,843,785	$470,988,063	$454,840,551
Loans held for investment acquired through participation	3	12,889,053	12,937,304	12,946,931	12,307,366	12,343,732	12,361,068
Allowance for loan losses		—	(13,708,777)	—	—	(13,658,481)	—

Total loans		$567,520,973	$558,019,000	$557,006,957	$480,151,151	$469,673,314	$467,201,619

Liabilities:
Term loan payable	3	$—	$—	$—	$93,763,470	$91,940,062	$94,344,595
Unsecured notes payable	1	85,125,000	82,010,107	84,239,700	85,125,000	81,856,799	85,210,125
Repurchase agreement payable	3	176,519,149	173,698,002	176,519,149	44,569,600	43,974,608	44,569,600
Obligations under participation agreements	3	57,911,481	58,587,148	57,974,834	42,048,294	42,232,027	41,475,060
Mortgage loan payable	3	31,757,725	31,963,840	31,989,884	31,962,692	32,134,295	32,192,785
Secured borrowing	3	37,371,625	37,503,542	37,508,341	34,521,104	34,586,129	34,425,029
Revolving line of credit payable	3	64,953,549	64,414,007	64,953,549	38,575,895	38,186,472	38,575,895

Total liabilities		$453,638,529	$448,176,646	$453,185,457	$370,566,055	$364,910,392	$370,793,089

The Company estimated that its other financial assets and liabilities, not included in the tables above, had fair values that approximated their carrying values at both March 31, 2022 and December 31, 2021 due to their short-term nature.

Valuation Process for Fair Value Measurement

The fair value of the Company’s investment in equity securities and its unsecured notes payable is determined based on quoted prices in an active market and is classified as Level 1 of the fair value hierarchy.

Notes to Unaudited Consolidated Financial Statements

Market quotations are not readily available for the Company’s real estate-related loan investments, all of which are included in Level 3 of the fair value hierarchy, and therefore these investments are valued utilizing a yield approach, i.e. a discounted cash flow methodology to arrive at an estimate of the fair value of each respective investment in the portfolio using an estimated market yield. In following this methodology, investments are evaluated individually, and management takes into account, in determining the risk-adjusted discount rate for each of the Company’s investments, relevant factors, which may include available current market data on applicable yields of comparable debt/preferred equity instruments; market credit spreads and yield curves; the investment’s yield; covenants of the investment, including prepayment provisions; the portfolio company’s ability to make payments, net operating income and debt-service coverage ratio; construction progress reports and construction budget analysis; the nature, quality and realizable value of any collateral (and loan-to-value ratio); the forces that influence the local markets in which the asset (the collateral) is purchased and sold, such as capitalization rates, occupancy rates, rental rates and replacement costs; and the anticipated duration of each real estate-related loan investment.

The Manager designates a valuation committee to oversee the entire valuation process of the Company’s Level 3 loans. The valuation committee is comprised of members of the Manager’s senior management, deal and portfolio management teams, who meet on a quarterly basis, or more frequently as needed, to review the Company investments being valued as well as the inputs used in the proprietary valuation model. Valuations determined by the valuation committee are supported by pertinent data and, in addition to a proprietary valuation model, are based on market data, industry accepted third-party valuation models and discount rates or other methods the valuation committee deems to be appropriate. Because there is no readily available market for these investments, the fair values of these investments are approved in good faith by the Manager pursuant to the Company’s valuation policy.

The fair values of the Company’s mortgage loan payable, secured borrowing, term loan payable and revolving line of credit are determined by discounting the contractual cash flows at the interest rate the Company estimates such arrangements would bear if executed in the current market.

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the valuation techniques and significant unobservable inputs used by the Company to value the Level 3 loans as of March 31, 2022 and December 31, 2021. The tables are not intended to be all-inclusive, but instead identify the significant unobservable inputs relevant to the determination of fair values.

	Fair Value at March 31, 2022	Primary Valuation Technique	Unobservable Inputs	March 31, 2022
Asset Category				Minimum	Maximum	Weighted Average
Assets:
Loans held for investment, net	$544,060,026	Discounted cash flow	Discount rate	4.14%	15.00%	8.30%
Loans held for investment acquired through participation, net	12,946,931	Discounted cash flow	Discount rate	8.45%	15.00%	12.33%

Total Level 3 Assets	$557,006,957

Liabilities:
Repurchase agreement payable	176,519,149	Discounted cash flow	Discount rate	1.90%	3.12%	2.54%
Obligations under participation agreements	57,974,834	Discounted cash flow	Discount rate	14.60%	15.00%	14.83%
Mortgage loan payable	31,989,884	Discounted cash flow	Discount rate	6.08%	6.08%	6.08%
Secured borrowing	37,508,341	Discounted cash flow	Discount rate	5.89%	5.89%	5.89%
Revolving line of credit	64,953,549	Discounted cash flow	Discount rate	4.00%	4.00%	4.00%

Total Level 3 Liabilities	$368,945,757

	Fair Value at December 31, 2021	Primary Valuation Technique	Unobservable Inputs	December 31, 2021
Asset Category				Minimum	Maximum	Weighted Average
Assets:
Loans held for investment, net	$454,840,551	Discounted cash flow	Discount rate	3.89%	15.00%	8.11%
Loans held for investment acquired through participation, net	12,361,068	Discounted cash flow	Discount rate	8.25%	15.00%	12.33%

Total Level 3 Assets	$467,201,619

Liabilities:
Term loan payable	$94,344,595	Discounted cash flow	Discount rate	4.00%	4.00%	4.00%
Repurchase agreement payable	44,569,600	Discounted cash flow	Discount rate	2.45%	2.74%	2.57%
Obligations under participation agreements	41,475,060	Discounted cash flow	Discount rate	12.37%	15.00%	14.31%
Mortgage loan payable	32,192,785	Discounted cash flow	Discount rate	6.08%	6.08%	6.08%
Secured borrowing	34,425,029	Discounted cash flow	Discount rate	6.64%	6.64%	6.64%
Revolving line of credit	38,575,895	Discounted cash flow	Discount rate	4.00%	4.00%	4.00%

Total Level 3 Liabilities	$285,582,964

Notes to Unaudited Consolidated Financial Statements

Note 7. Related Party Transactions

Management Agreement

The Company entered into the Management Agreement with the Manager whereby the Manager is responsible for its day-to-day operations. The Management Agreement runs co-terminus with the amended and restated operating agreement for Terra Fund 5, which is scheduled to terminate on December 31, 2023 unless Terra Fund 5 is dissolved earlier. The following table presents a summary of fees paid and costs reimbursed to the Manager in connection with providing services to the Company that are included on the consolidated statements of operations:

	Three Months Ended March 31,
	2022	2021
Origination and extension fee expense (1)(2)	$686,365	$345,384
Asset management fee	1,488,095	1,156,543
Asset servicing fee	349,329	273,207
Operating expenses reimbursed to Manager	1,928,563	1,342,758
Disposition fee (3)	—	250,988

Total	$4,452,352	$3,368,880

(1)	Origination and extension fee expense is generally offset with origination and extension fee income. Any excess is deferred and amortized to interest income over the term of the loan.
(2)

Amount for the three months ended March 31, 2022 excluded $0.2 million of origination fee paid to the Manager in connection with the Company’s equity investment in an unconsolidated investment. This origination fee was capitalized to the carrying value of the unconsolidated investment as a transaction cost.

(3)	Disposition fee is generally offset with exit fee income and included in interest income on the consolidated statements of operations.

Origination and Extension Fee Expense

Pursuant to the Management Agreement, the Manager or its affiliates receives an origination fee in the amount of 1% of the amount used to originate, fund, acquire or structure real estate-related investments, including any third-party expenses related to such loans. In the event that the term of any real estate-related loan held by the Company is extended, the Manager also receives an extension fee equal to the lesser of (i) 1% of the principal amount of the loan being extended or (ii) the amount of fee paid to the Company by the borrower in connection with such extension.

Asset Management Fee

Under the terms of the Management Agreement, the Manager or its affiliates provides the Company with certain investment management services in return for a management fee. The Company pays a monthly asset management fee at an annual rate of 1% of the aggregate funds under management, which includes the loan origination price or aggregate gross acquisition price, as defined in the Management Agreement, for each real estate related loan and cash held by the Company.

Asset Servicing Fee

The Manager or its affiliates receives from the Company a monthly servicing fee at an annual rate of 0.25% of the aggregate gross origination price or acquisition price, as defined in the Management Agreement, for each real estate-related loan held by the Company.

Notes to Unaudited Consolidated Financial Statements

Transaction Breakup Fee

In the event that the Company receives any “breakup fees,” “busted-deal fees,” termination fees, or similar fees or liquidated damages from a third-party in connection with the termination or non-consummation of any loan or disposition transaction, the Manager will be entitled to receive one-half of such amounts, in addition to the reimbursement of all out-of-pocket fees and expenses incurred by the Manager with respect to its evaluation and pursuit of such transactions. As of March 31, 2022 and December 31, 2021, the Company has not received any breakup fees.

Operating Expenses

The Company reimburses the Manager for operating expenses incurred in connection with services provided to the operations of the Company, including the Company’s allocable share of the Manager’s overhead, such as rent, employee costs, utilities, and technology costs.

Disposition Fee

Pursuant to the Management Agreement, the Manager or its affiliates receives a disposition fee in the amount of 1% of the gross sale price received by the Company from the disposition of any real estate-related loan, or any portion of, or interest in, any real estate-related loan. The disposition fee is paid concurrently with the closing of any such disposition of all or any portion of any real estate-related loan or any interest therein, which is the lesser of (i) 1% of the principal amount of the loan or debt-related loan prior to such transaction or (ii) the amount of the fee paid by the borrower in connection with such transaction. If the Company takes ownership of a property as a result of a workout or foreclosure of a loan, the Company will pay a disposition fee upon the sale of such property equal to 1% of the sales price.

Distributions Paid

For the three months ended March 31, 2022 and 2021, the Company made distributions to Terra JV and Terra Offshore REIT totaling $3.9 million and $3.9 million, respectively, of which $2.9 million and $2.4 million were returns of capital, respectively (Note 10).

Due to Manager

As of March 31, 2022 and December 31, 2021, approximately $3.5 million and $2.4 million was due to the Manager, respectively, as reflected on the consolidated balance sheets, primarily related to the present value of the disposition fees on individual loans due to the Manager.

Due from Related Party

As of March 31, 2022, there was no amount due from related party. As of December 31, 2021, amount due from a related party was $2.6 million , primarily related to the reserve funding on a loan that was held by an affiliate. The reserve funding was transferred to the Company in February 2022.

Mavik Real Estate Special Opportunities Fund, LP

On August 3, 2020, the Company entered into a subscription agreement with RESOF whereby the Company committed to fund up to $50.0 million to purchase limited partnership interests in RESOF. For more information on this investment, please see Note 4.

Notes to Unaudited Consolidated Financial Statements

Participation Agreements

In the normal course of business, the Company may enter into participation agreements with related parties, primarily other affiliated funds managed by the Manager, and to a lesser extent, unrelated parties (the “Participants”). The purpose of the participation agreements is to allow the Company and an affiliate to originate a specified loan when, individually, the Company does not have the liquidity to do so or to achieve a certain level of portfolio diversification. The Company may transfer portions of its investments to other Participants or it may be a Participant to a loan held by another entity.

ASC 860, Transfers and Servicing (“ASC 860”), establishes accounting and reporting standards for transfers of financial assets. ASC 860-10 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Company has determined that the participation agreements it enters into are accounted for as secured borrowings under ASC 860 (See “Participation interests” in Note 2 and “Obligations under Participation Agreements” in (Note 8).

Participation Interests Purchased by the Company

From time to time, the Company may purchase investments from affiliates pursuant to participation agreements. In accordance with the terms of each participation agreement, each Participant’s rights and obligations, as well as the proceeds received from the related borrower/issuer of the loan, are based upon their respective pro rata participation interest in the loan.

The table below lists the participation interests purchased by the Company pursuant to participation agreements as of March 31, 2022 and December 31, 2021.

	March 31, 2022
	Participating Interests	Principal Balance	Carrying Value
Hillsborough Owners LLC (1)	30.00%	$5,444,696	$5,458,850
UNJ Sole Member, LLC (2)	40.80%	7,444,357	7,478,454

		$12,889,053	$12,937,304

	December 31, 2021
	Participating Interests	Principal Balance	Carrying Value
Hillsborough Owners LLC (1)	30.00%	$4,863,009	$4,866,542
UNJ Sole Member, LLC (2)	40.80%	7,444,357	7,477,190

		$12,307,366	$12,343,732

(1)	The loan is held in the name of Terra Income Fund 6, Inc., an affiliated fund advised by Terra Income Advisors, LLC, an affiliate of the Company’s sponsor and Manager.
(2)	The loan is held in the name of Mavik Real Estate Special Opportunities Fund REIT, LLC, a related-party REIT managed by the Manager.

Notes to Unaudited Consolidated Financial Statements

Transfers of Participation Interest by the Company

The following tables summarize the loans that were subject to participation agreements with affiliated entities and third-parties as of March 31, 2022 and December 31, 2021:

	Principal Balance	Carrying Value	Transfers Treated as Obligations Under Participation Agreements as of March 31, 2022
			% Transferred	Principal Balance	Carrying Value
370 Lex Part Deux, LLC (1)	$60,583,057	$60,583,057	35.00%	$21,204,070	$21,204,068
Post Brothers Holdings LLC (1)	21,000,000	21,670,442	71.43%	15,000,000	15,478,888
RS JZ Driggs, LLC (1)	16,933,491	17,099,374	50.00%	8,469,911	8,552,884
William A. Shopoff & Cindy I. Shopoff (1)	25,000,000	25,214,933	52.95%	13,237,500	13,351,308

	$123,516,548	$124,567,806		$57,911,481	$58,587,148

	Principal Balance	Carrying Value	Transfers Treated as Obligations Under Participation Agreements as of December 31, 2021
			% Transferred	Principal Balance	Carrying Value
370 Lex Part Deux, LLC (1)	$60,012,639	$60,012,639	35.00%	$21,004,424	$21,004,423
RS JZ Driggs, LLC (1)	15,606,409	15,754,641	50.00%	7,806,370	7,880,516
William A. Shopoff & Cindy I. Shopoff (1)	25,000,000	25,206,964	52.95%	13,237,500	13,347,088

	$100,619,048	$100,974,244		$42,048,294	$42,232,027

(1)	Participant is Terra Income Fund 6, Inc.

These investments are held in the name of the Company, but each of the Participant’s rights and obligations, including interest income and other income (e.g., exit fee, prepayment income) and related fees/expenses (e.g., disposition fees, asset management and asset servicing fees), are based upon their respective pro rata participation interest in such participated investments, as specified in the respective participation agreement. The Participants’ share of the investments is repayable only from the proceeds received from the related borrower/issuer of the investments and, therefore, the Participants also are subject to credit risk (i.e., risk of default by the underlying borrower/issuer). Pursuant to the participation agreements with these entities, the Company receives and allocates the interest income and other related investment income to the Participants based on their respective pro rata participation interest. The Participants pay any expenses, including any fees to the Manager, only on their respective pro rata participation interest, subject to the terms of the respective governing fee arrangements.

Secured Borrowing

In March 2020, the Company entered into a financing transaction where a third-party purchased an A-note position. However, the sale of the A-note position did not qualify for sale accounting under ASC 860 and therefore, the gross amount of the loan remains in the consolidated balance sheets and the proceeds from the sale on the portion transferred are recorded as secured borrowing. Interest earned on the entire loan balance is recorded within “Interest income” and the interest related to the transferred interest is recorded within “Interest expense on secured borrowing” in the consolidated statements of operations.

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the loan that was transferred to a third-party that was accounted for as secured borrowing as of March 31, 2022 and December 31, 2021:

	Principal Balance	Carrying Value	Transfers Treated as Secured Borrowing as of March 31, 2022
			% Transferred	Principal Balance	Carrying Value
Windy Hill PV Five CM, LLC	$54,078,939	$54,416,729	69.11%	$37,371,625	$37,503,542

	$54,078,939	$54,416,729		$37,371,625	$37,503,542

	Principal Balance	Carrying Value	Transfers Treated as Secured Borrowing as of December 31, 2021
			% Transferred	Principal Balance	Carrying Value
Windy Hill PV Five CM, LLC	$49,954,068	$50,264,568	69.11%	$34,521,104	$34,586,129

	$49,954,068	$50,264,568		$34,521,104	$34,586,129

Note 8. Debt

Unsecured Notes Payable

On June 10, 2021, the Company issued $78.5 million in aggregate principal amount of its 6.00% notes due 2026 (the “initial note”), for net proceeds of $76.0 million after deducting underwriting commissions of $2.5 million, but before offering expenses payable by the Company. On June 25, 2021, the underwriters partially exercised their option to purchase an additional $6.6 million of the notes for net proceeds of $6.4 million (the “additional notes” and, together with the initial notes, the “notes”), after deducting underwriting commissions of $0.2 million, but before offering expenses payable by us, which closed on June 29, 2021. Interest on the notes is paid quarterly in arrears every March 30, June 30, September 30 and December 30, at a fixed rate of 6.00% per year, beginning September 30, 2021. The notes mature on June 30, 2026, unless redeemed earlier by the Company. The notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after June 10, 2023.

In connection with the issuance of the notes, the Company entered into (i) an Indenture, dated June 10, 2021 (the “Base Indenture”), by and between the Company and U.S. Bank National Association, as trustee (the “Trustee”), and (ii) the First Supplemental Indenture thereto, dated June 10, 2021 (the “Supplemental Indenture” and, collectively with the Base Indenture, the “Indenture”), by and between the Company and the Trustee. The Indenture contains certain covenants that, among other things, limit the ability of the Company, subject to exceptions, to make distributions in excess of 90% of the Company’s taxable income, incur indebtedness (as defined in the Indenture) or purchase shares of the Company’s capital stock unless the Company has an asset coverage ratio (as defined in the Indenture) of at least 150% after giving effect to such transaction. The Indenture also provides for customary events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the notes to become or to be declared due and payable. As of March 31, 2022 and December 31, 2021, the Company was in compliance with the covenants included in the Indenture.

The table below presents detailed information regarding the unsecured notes payable at March 31, 2022 and December 31, 2021:

	March 31, 2022			December 31, 2021
	Principal Balance	Carrying Value (1)	Fair Value	Principal Balance	Carrying Value (1)	Fair Value
Unsecured notes payable	$85,125,000	$82,010,107	$84,239,700	$85,125,000	$81,856,799	$85,210,125

Notes to Unaudited Consolidated Financial Statements

(1)

Amount is net of unamortized issue discount of $2.3 million and $2.4 million, and unamortized deferred financing costs of $0.8 million and $0.9 million as of March 31, 2022 and December 31, 2021, respectively.

Revolving Line of Credit

On March 12, 2021, Terra Mortgage Portfolio II, LLC, an indirect wholly-owned subsidiary of the Company, entered into a Business Loan and Security Agreement (the “Revolving Line of Credit”) with Western Alliance Bank (“WAB”) to provide for advances up to the lesser of $75.0 million or the amount determined by the borrowing base, which is based on the eligible assets pledged to the lender. Borrowings under the Revolving Line of Credit bear interest at an annual rate of LIBOR + 3.25% with a combined floor of 4.0% per annum. The Revolving Line of Credit was scheduled to mature on March 12, 2023. On January 4, 2022, the Company amended the Revolving Line of Credit to increase the maximum amount available to $125.0 million and extended the maturity date of the facility to March 12, 2024 with an annual 12-month extension available at the Company’s option, which are subject to certain conditions.

In connection with the Revolving Line of Credit, the Company entered into a limited guaranty (the “Guaranty”) in favor of WAB, pursuant to which the Company will guarantee the payment of up to 25% of the amount outstanding under the Revolving Line of Credit. Under the Revolving Line of Credit and the Guaranty, the Company will be required to maintain (i) a minimum total net worth of $250.0 million; (ii) a $3.5 million quarterly operating profit, as defined within the agreement; and (iii) a ratio of total debt to total net worth of no more than 2.50 to 1.00. As of March 31, 2022 and December 31, 2021, the Company was in compliance with these covenants.

The Revolving Line of Credit contains terms, conditions, covenants, and representations and warranties that are customary and typical for a transaction of this nature. The Revolving Line of Credit contains various affirmative and negative covenants, including maintenance of a debt to total net worth ratio and limitations on the incurrence of liens and indebtedness, loans, distributions, change of management and ownership, changes in the nature of business and transactions with affiliates.

The Revolving Line of Credit also includes customary events of default, including a cross-default provision applicable to debt obligations of Terra Mortgage Portfolio II, LLC or the Company. The occurrence of an event of default may result in termination of the Revolving Line of Credit and acceleration of amounts due under the Revolving Line of Credit.

In connection with the closing of the Revolving Line of Credit, the Company also incurred financing fees of $0.6 million, to be amortized to interest expense over the life of the Revolving Line of Credit.

Notes to Unaudited Consolidated Financial Statements

The following tables present detailed information with respect to each borrowing under the Revolving Line of Credit as of March 31, 2022 and December 31, 2021 :

	March 31, 2022
	Borrowing Base			Borrowings Under the Revolving Line of Credit
	Principal Amount	Carrying Value	Fair Value
870 Santa Cruz, LLC	$19,760,033	$19,934,619	$19,993,943	$13,832,023
606 Fayetteville LLC and 401 E. Lakewood LLC	17,536,492	17,663,959	17,690,666	10,521,896
AAESUF Property LLC	16,800,000	16,849,956	17,456,207	9,240,000
AARSHW Property LLC	18,771,608	18,541,648	18,911,932	13,156,108
Austin H. I. Borrower LLC	13,695,947	13,824,587	13,832,906	8,172,000
D-G Acquistion #6, LLC and D-G Quimisa, LLC	8,846,216	8,854,524	8,886,221	6,192,351
The Lux Washington, LLC	7,424,855	7,376,668	7,489,172	3,839,171

	$102,835,151	$103,045,961	$104,261,047	$64,953,549

	December 31, 2021
	Borrowing Base			Borrowings Under the Revolving Line of Credit
	Principal Amount	Carrying Value	Fair Value
870 Santa Cruz, LLC	$17,540,875	$17,669,303	$17,781,285	$12,278,613
606 Fayetteville LLC and 401 E. Lakewood LLC	16,829,962	16,935,803	16,974,601	10,312,187
Austin H. I. Borrower LLC	13,625,000	13,725,690	13,735,569	7,493,750
D-G Acquistion #6, LLC and D-G Quimisa, LLC	8,607,092	8,605,341	8,645,413	6,024,965
The Lux Washington, LLC	3,523,401	3,382,683	3,553,330	2,466,380

	$60,126,330	$60,318,820	$60,690,198	$38,575,895

For the three months ended March 31, 2022 and 2021, the Company received proceeds from the Revolving Line of Credit of $26.4 million and $8.0 million, respectively, and did not make any repayments.

Term Loan

On September 3, 2020, Terra Mortgage Capital I, LLC (the “Issuer”), a special-purpose indirect wholly-owned subsidiary of the Company, entered into an Indenture and Credit Agreement (the “Indenture and Credit Agreement”) with Goldman Sachs Bank USA, as initial lender (“Goldman”) and Wells Fargo Bank, National Association, as the trustee, custodian, collateral agent, loan agent and note administrator (“Wells Fargo”). The Indenture and Credit Agreement provided for (A) the borrowing by the Issuer from Goldman of approximately $103.0 million under a floating rate loan (the “Term Loan”) and (B) the issuance by the Issuer to Terra Mortgage Portfolio I, LLC (the “Class B Holder”) of an aggregate of approximately $76.7 million principal amount of Class B Income Notes due 2025 (the “Class B Notes” and, together with the Term Loan, the “Debt”). The stated maturity date of the Debt was March 14, 2025. On February 18, 2022, the Company refinanced the Term Loan with a new repurchase agreement (see “Goldman Master Repurchase Agreement” below). The Term Loan bore interest at a variable rate initially equal to LIBOR (the “Benchmark Rate”) (but not less than 1.0% per annum), plus a margin of 4.25% per annum (plus 0.50% on and after the payment date in October 2022, plus 0.25% on and after the payment date in October 2023), payable each month, on the day specified in the Indenture and

Notes to Unaudited Consolidated Financial Statements

Credit Agreement beginning in September 2020 (each a “Payment Date”). The Company accounted for the step-up in interest rate using the effective interest rate method. In connection with the refinancing, the Company reversed the previously accrued step-up interest of $0.4 million.

In connection with the Indenture and Credit Agreement, the Company entered into a non-recourse carveout Guaranty (the “Guaranty”) in favor of Goldman, pursuant to which the Company guaranteed the payment of certain losses, damages, costs, expenses, and other obligations incurred by Goldman in connection with the occurrence of fraud, intentional misrepresentation, or willful misconduct by the Issuer, Class B Holder or the Company, and certain other occurrences including breaches of certain provisions under the Indenture and Credit Agreement. The Company also guaranteed the payment of the aggregate outstanding amount of the Term Loan upon the occurrence of certain bankruptcy events. Under the Guaranty, the Company was required to maintain (a) a minimum tangible net worth in an amount not less than seventy-five percent (75%) of its tangible net worth as of September 3, 2020, (b) a minimum liquidity of $10 million, and (c) an EBITDA to interest expense ratio of not less than 1.5 to 1.0. Failure to satisfy such maintenance covenants would constitute an event of default under the Indenture and Credit Agreement. On February 18, 2022, the Company refinanced the Term Loan with a new repurchase agreement and expects continued covenant compliance under the terms of the new repurchase agreement.

The following tables present detailed information with respect to each borrowing under the Term Loan as of December 31, 2021:

	December 31, 2021
	Mortgage Assets			Borrowings Under the Term Loan (1)(2)
	Principal Amount	Carrying Value	Fair Value
330 Tryon DE LLC	$22,800,000	$22,902,354	$22,594,654	$13,680,000
1389 Peachtree St, LP; 1401 Peachtree St, LP; and 1409 Peachtree St, LP	53,289,288	53,536,884	52,031,363	31,283,661
AGRE DCP Palm Springs, LLC	43,222,381	43,669,992	43,829,842	23,146,265
Patrick Henry Recovery Acquisition, LLC	18,000,000	18,041,124	18,055,377	10,800,000
University Park Berkeley, LLC	25,815,378	25,991,962	26,015,500	14,853,544

	$163,127,047	$164,142,316	$162,526,736	$93,763,470

For the three months ended March 31, 2022 and 2021, the Company made repayments on the Term Loan of $93.8 million and $2.6 million, respectively, and received proceeds from borrowings under the Term Loan of $0 and $1.5 million, respectively.

Repurchase Agreements

UBS Master Repurchase Agreement

On November 8, 2021, Terra Mortgage Capital III, LLC (the “Seller”), a special-purpose indirect wholly-owned subsidiary of the Company, entered into an Uncommitted Master Repurchase Agreement (the “UBS Master Repurchase Agreement”) with UBS AG ( the “Buyer”). The UBS Master Repurchase Agreement provides for advances of up to $195 million in the aggregate, which the Company expects to use to finance certain secured performing commercial real estate loans, including senior mortgage loans, where the underlying mortgaged properties consist of value-added assets with loan-to-value ratio between 65% and 80% that are typically yielding between 2.5% and 5.0%.

Advances under the UBS Master Repurchase Agreement accrue interest at a per annum pricing rate equal to the sum of (i) the 30-day LIBOR or Term SOFR if LIBOR is not available and (ii) the applicable spread, which

Notes to Unaudited Consolidated Financial Statements

ranges from 1.60% to 2.25%, and have a maturity date of November 7, 2024. The actual terms of financing for each asset will be determined at the time of financing in accordance with the UBS Master Repurchase Agreement. Subject to satisfaction of certain conditions, the Seller may extend the maturity date of the UBS Master Repurchase Agreement annually thereafter on mutually agreeable terms. In connection with the UBS Master Repurchase Agreement, the Company incurred deferred financing costs of $0.6 million, which are being amortized to interest expense over the term of the facility.

The UBS Master Repurchase Agreement contains margin call provisions that provide the Buyer with certain rights in the event of a decline in the credit of the underlying assets purchased under the UBS Master Repurchase Agreement. Upon the occurrence of a margin deficit event, the Buyer may require the Seller to make a payment to reduce the purchase price to eliminate any margin deficit.

In connection with the UBS Master Repurchase Agreement, the Company entered into a Guarantee Agreement in favor of the Buyer (the “UBS Guarantee Agreement”), pursuant to which the Company will guarantee the payment of up to 25% of the amount outstanding under the UBS Master Repurchase Agreement. The UBS Master Repurchase Agreement and the UBS Guarantee Agreement contain various representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of these types. In addition, the UBS Guarantee Agreement contains financial covenants, which require the Company to maintain: (i) cash liquidity of at least the greater of $5 million or 5% of the then-current outstanding amount under the UBS Master Repurchase Agreement; (ii) total liquidity of at least the greater of $15 million or 10% of the then-current outstanding amount under the UBS Master Repurchase Agreement (iii) tangible net worth at an amount equal to or greater than $215.7 million plus 75% of new capital contributions thereafter; (iv) an EBITDA to interest expense ratio of not less than 1.50 to 1.00; and (v) a total indebtedness to tangible net worth ratio of not more than 3.50 to 1.00. In March 2022, the Company amended the UBS Guarantee Agreement to reduce the EBITDA to interest expense ratio of not less than 1.25 to 1.00, and as of March 31, 2022 and December 31, 2021, the Company was in compliance with these covenants.

The following table presents detailed information with respect to each borrowing under the UBS Master Repurchase Agreement as of March 31, 2022 and December 31, 2021:

	March 31, 2022
	Collateral			Borrowings Under Master Repurchase Agreement
	Principal Amount	Carrying Value	Fair Value	Borrowing Date	Principal Amount	Interest Rate
14th & Alice Street Owner, LLC	$39,468,000	$40,197,784	$40,222,586	11/8/2021	$25,599,600	LIBOR+1.45% (LIBOR floor of 0.1%)
NB Factory TIC 1, LLC	28,000,000	28,529,857	28,861,172	11/8/2021	18,970,000	LIBOR+1.74% (LIBOR floor of 0.1%)
Grandview’s Madison Place, LLC	17,000,000	17,111,299	17,111,299	3/7/2022	13,600,000	Term SOFR + 1.965%

	$84,468,000	$85,838,940	$86,195,057		$58,169,600

Notes to Unaudited Consolidated Financial Statements

	December 31, 2021
	Collateral			Borrowings Under Master Repurchase Agreement
	Principal Amount	Carrying Value	Fair Value	Borrowing Date	Principal Amount	Interest Rate
14th & Alice Street Owner, LLC	$39,384,000	$40,089,153	$40,130,448	11/8/2021	$25,599,600	LIBOR+1.45% (LIBOR floor of 0.1%)
NB Factory TIC 1, LLC	28,000,000	28,420,056	28,851,547	11/8/2021	18,970,000	LIBOR+1.74% (LIBOR floor of 0.1%)

	$67,384,000	$68,509,209	$68,981,995		$44,569,600

For the three months ended March 31, 2022, the Company borrowed $13.6 million under the UBS Master Repurchase Agreement for the financing of a new investment, and did not make any repayments.

Goldman Master Repurchase Agreement

On February 18, 2022, Terra Mortgage Capital I, LLC (the “GS Seller”), a special-purpose indirect wholly-owned subsidiary of the Company, entered into an Uncommitted Master Repurchase and Securities Contract Agreement (the “Repurchase Agreement”) with Goldman Sachs Bank USA ( the “GS Buyer”). The Repurchase Agreement provides for advances of up to $200.0 million in the aggregate, which the Company expects to use to finance the originations of certain secured performing commercial real estate loans and the acquisitions of certain secured non-performing commercial real estate loans. The Repurchase Agreement replaced the Term Loan, at which time all Mortgage Assets under the Term Loan were assigned as purchased assets under the Repurchase Agreement.

Advances under the Repurchase Agreement accrue interest at a per annum pricing rate equal to the sum of (i) Term SOFR (subject to underlying loan floors on a case-by-case basis) and (ii) the applicable spread, which ranges from 1.75% to 3.00%, and have a maturity date of February 18, 2024. The actual terms of financing for each asset will be determined at the time of financing in accordance with the Repurchase Agreement. Subject to satisfaction of certain conditions, the GS Seller may extend the maturity date of the Repurchase Agreement for another 12-month term. In connection with the Repurchase Agreement, the Company incurred financing costs of $0.6 million, which are being amortized to interest expense over the term of the facility. Additionally, because the Repurchase Agreement was accounted for as a loan modification of the Term Loan, the remaining unamortized deferred financing fees of $1.7 million under the Term Loan were carried over to the Repurchase Agreement to be amortized over the life of the Repurchase Agreement.

The Repurchase Agreement contains margin call provisions that provide the GS Buyer with certain rights in the event of a decline in debt yield, loan-to-value ratio, and value of the underlying loans purchased under the Repurchase Agreement. Upon the occurrence of a margin deficit event, the GS Buyer may require the GS Seller to make a payment to reduce the purchase price to eliminate any margin deficit.

In connection with the Repurchase Agreement, the Company entered into a Guarantee Agreement in favor of the GS Buyer (the “Guarantee Agreement”), pursuant to which the Company will guarantee the obligations of the GS Seller under the Repurchase Agreement. Subject to certain exceptions, the maximum liability under the Repurchase Agreement will not exceed 25% of the then currently outstanding repurchase obligations for performing loans and 50% of the then currently outstanding repurchase obligations for non-performing loans under the Repurchase Agreement.

Notes to Unaudited Consolidated Financial Statements

The Repurchase Agreement and the Guarantee Agreement contain various representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of these types. In addition, the Guarantee Agreement contains financial covenants, which require the Company to maintain: (i) cash liquidity of at least the greater of $5 million or 5% of the then-current outstanding amount under the Repurchase Agreement; (ii) total liquidity in an amount equal to or greater than the lesser of $15 million or 10% of the then-current outstanding amount under the Repurchase Agreement (iii) tangible net worth at an amount no less than 75% of that at closing; (iv) an EBITDA to adjusted interest expense ratio of not less than 1.50 to 1.00; and (v) a total indebtedness to tangible net worth ratio of not more than 3.00 to 1.00. as of March 31, 2022, the Company was in compliance with these covenants.

The following table presents detailed information with respect to each borrowing under the Repurchase Agreement as of March 31, 2022:

	March 31, 2022
	Collateral			Borrowings Under Repurchase Agreement
	Principal Amount	Carrying Value	Fair Value	Borrowing Date	Principal Amount	Interest Rate
330 Tryon DE LLC	$22,800,000	$22,903,651	$22,638,331	2/18/2022	$18,240,000	Term SOFR +2.015% (0.10% floor)
1389 Peachtree St, LP; 1401 Peachtree St, LP; and 1409 Peachtree St, LP	53,970,491	54,221,854	53,083,178	2/18/2022	40,285,866	Term SOFR + 2.465%
AGRE DCP Palm Springs, LLC	43,222,381	43,696,133	43,738,712	2/18/2022	28,094,548	Term SOFR + 1.315% (1.80% floor)
Patrick Henry Recovery Acquisition, LLC	18,000,000	18,041,590	18,049,540	2/18/2022	14,400,000	Term SOFR +0.865% (1.50% floor)
University Park Berkeley, LLC	25,815,378	25,995,342	26,008,381	2/18/2022	17,329,135	Term SOFR + 1.365% (1.50% floor)

	$163,808,250	$164,858,570	$163,518,142		$118,349,549

For the three months ended March 31, 2022, the Company borrowed $118.3 million under the Repurchase Agreement and did not make any repayments.

Mortgage Loan Payable

As of March 31, 2022, the Company had a $31.8 million mortgage loan payable collateralized by a multi-tenant office building that the Company acquired through foreclosure. The following table presents certain information about the mortgage loan payable as of March 31, 2022 and December 31, 2021:

	Current Interest Rate	Maturity Date	March 31, 2022			December 31, 2021
Lender			Principal Amount	Carrying Value	Carrying Value of Collateral	Principal Amount	Carrying Value	Carrying Value of Collateral
Centennial Bank	LIBOR + 3.85% (LIBOR Floor of 2.23%)	September 27, 2022	$31,757,725	$31,963,840	$44,627,576	$31,962,692	$32,134,295	$46,067,129

Notes to Unaudited Consolidated Financial Statements

Scheduled Debt Principal Payments

Scheduled debt principal payments for each of the five calendar years following March 31, 2022 are as follows:

Years Ending December 31,	Total
2022 (April 1 to December 31)	$31,757,725
2023	—
2024	241,472,698
2025	—
2026	85,125,000
2027	—
Thereafter	—

358,355,423
Unamortized deferred financing costs	(6,269,467)

Total	$352,085,956

At March 31, 2022 and December 31, 2021, the unamortized deferred debt issuance costs were $6.3 million and $5.9 million, respectively.

Obligations Under Participation Agreements and Secured Borrowing

As discussed in Note 2, the Company follows the guidance in ASC 860 when accounting for loan participations and loans sold. Such guidance requires the transferred interests meet certain criteria in order for the transaction to be recorded as a sale. Loan participations and loans transferred from the Company which do not qualify for sale treatment remain on the Company’s consolidated balance sheets and the proceeds are recorded as obligations under participation agreements or secured borrowing, as applicable. As of March 31, 2022 and December 31, 2021, obligations under participation agreements had a carrying value of approximately $58.6 million and $42.2 million, respectively, and the carrying value of the loans that are associated with these obligations under participation agreements was approximately $124.6 million and $101.0 million, respectively, (see “Participation Agreements” in Note 7). Additionally, as of March 31, 2022 and December 31, 2021, secured borrowing had a carrying value of approximately $37.5 million and $34.6 million, and the carrying value of the loan that is associated with the secured borrowing was $54.4 million and $50.3 million, respectively. The weighted-average interest rate on the obligations under participation agreements and secured borrowing was approximately 11.1% and 10.4% as of March 31, 2022 and December 31, 2021, respectively.

Note 9. Commitments and Contingencies

Impact of COVID-19

While the impact of the COVID-19 pandemic on the global economy generally, and the Company’s business in particular, continues to evolve, as of March 31, 2022, no contingencies have been recorded on the Company’s consolidated balance sheet as a result of the COVID-19 pandemic. As the pandemic continues, it may have long-term impacts on the Company’s financial condition, results of operations, and cash flows. Refer to Note 2 for further discussion of COVID-19.

Unfunded Commitments on Loans Held for Investment

Certain of the Company’s loans contain provisions for future fundings, which are subject to the borrower meeting certain performance-related metrics that are monitored by the Company. These fundings amounted to

Notes to Unaudited Consolidated Financial Statements

approximately $101.2 million and $71.8 million as of March 31, 2022 and December 31, 2021, respectively. The Company expects to maintain sufficient cash on hand to fund such commitments through matching these commitments with principal repayments on outstanding loans or draw downs on credit facilities.

Unfunded Investment Commitment

As discussed in Note 4, on August 3, 2020, the Company entered into a subscription agreement with RESOF whereby the Company committed to fund up to $50.0 million to purchase limited partnership interests in RESOF. As of March 31, 2022 and December 31, 2021, the unfunded investment commitment was $16.4 million and $15.1 million, respectively.

Other

The Company enters into contracts that contain a variety of indemnification provisions. The Company’s maximum exposure under these arrangements is unknown; however, the Company has not had prior claims or losses pursuant to these contracts. The Manager has reviewed the Company’s existing contracts and expects the risk of loss to the Company to be remote.

From time to time, the Company and the Manager may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Company’s rights under contracts with its portfolio companies. Additionally, as described above under “Note 5. Real Estate Owned, Net — Real Estate Operating Revenue and Expenses,” as of March 31, 2022, the Company owned a multi-tenant office building that is subject to a ground lease. The ground lease provides for a new base rent every 5 years based on the greater of the annual base rent for the prior lease year or 9% of the fair market value of the land. The next rent reset on the ground lease is scheduled for November 1, 2025. The Company is currently litigating with the landlord with respect to the appropriate method for determining the fair value of the land for purposes of setting the ground rent — Terra Ocean Ave., LLC v. Ocean Avenue Santa Monica Realty LLC, Superior Court of California, Los Angeles County, Case No. 20STCV34217. The Company believes this determination should be based on comparable sales, while the landlord insists that the rent under the ground lease itself is also relevant. The Company’s position has prevailed in all three of the prior arbitrations to reset the ground rent. Since future rent reset determinations under the ground lease cannot be known at this time, the Company did not include any potential future rent increases in calculating the present value of future rent payments. The Company intends vigorously to pursue the litigation. While the Company believes its arguments will likely prevail, the outcome of the legal proceeding cannot be predicted with certainty. If the landlord prevails, the future rent reset determinations could result in significantly higher ground rent, which would likely result in a significant diminution in the value of the Company’s interest in the ground lease and the office building.

See Note 7 for a discussion of the Company’s commitments to the Manager.

Note 10. Equity

Earnings Per Share

The following table presents earnings per share for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
	2022	2021
Net (loss) income	$(757,887)	$1,476,096
Series A preferred stock dividend declared	(3,906)	(3,906)

Net (loss) income allocable to common stock	$(761,793)	$1,472,190

Weighted-average shares outstanding — basic and diluted	19,487,460	19,487,460
(Loss) earnings per share — basic and diluted	$(0.04)	$0.08

Notes to Unaudited Consolidated Financial Statements

Preferred Stock Classes

Preferred Stock

The Company’s charter gives it authority to issue 50,000,000 shares of preferred stock, $0.01 par value per share (“Preferred Stock”). The Company’s board of directors may classify any unissued shares of Preferred Stock and reclassify any previously classified but unissued shares of Preferred Stock of any series from time to time, into one or more classes or series of stock. As of March 31, 2022 and December 31, 2021, there were no Preferred Stock issued or outstanding.

Series A Preferred Stock

On November 30, 2016, the Company’s board of directors classified and designated 125 shares of preferred stock as a separate class of preferred stock to be known as the 12.5% Series A Redeemable Cumulative Preferred Stock, $1,000 liquidation value per share (“Series A Preferred Stock”). In December 2016, the Company sold 125 shares of the Series A Preferred Stock for $125,000. The Series A Preferred Stock pays dividends at an annual rate of 12.5% of the liquidation preference. These dividends are cumulative and payable semi-annually in arrears on June 30 and December 31 of each year.

The Series A Preferred Stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank senior to common stock. The Company, at its option, may redeem the shares, with written notice, at a redemption price of $1,000 per share, plus any accrued unpaid distribution through the date of the redemption. The Series A Preferred Stock carries a redemption premium of $50 per share if redeemed prior to January 1, 2019. The Series A Preferred Stock generally has no voting rights. However, the Series A Preferred Stock holders’ voting is required if (i) authorization or issuance of any securities senior to the Series A Preferred Stock; (ii) an amendment to the Company’s charter that has a material adverse effect on the rights and preference of the Series A Preferred Stock; and (iii) any reclassification of the Series A Preferred Stock.

Common Stock

As of March 31, 2022, Terra JV held 87.4% of the issued and outstanding shares of the Company’s common stock with the remainder held by Terra Offshore REIT. As of March 31, 2022, Terra Fund 5 and Terra Secured Income Fund 7, LLC (“Terra Fund 7”) owned an 87.6% and 12.4% interest in Terra JV, respectively, and Terra Secured Income Fund 5 International and Terra Income Fund International owned a 51.6% and 48.4% interest in Terra Offshore REIT, respectively.

Distributions

The Company generally intends to distribute substantially all of its taxable income, which does not necessarily equal net income as calculated in accordance with U.S. GAAP, to its stockholders each year to comply with the REIT provisions of the Internal Revenue Code. All distributions will be made at the discretion of the Company’s board of directors and will depend upon its taxable income, financial condition, maintenance of REIT status, applicable law, and other factors as its board of directors deems relevant.

For the three months ended March 31, 2022 and 2021, the Company made distributions to Terra JV and Terra Offshore REIT totaling $3.9 million and $3.9 million, of which $2.9 million and $2.4 million were returns of capital, respectively. Additionally, for each of the three months ended March 31, 2022 and 2021, the Company made distributions to preferred stockholders of $3,906.

Notes to Unaudited Consolidated Financial Statements

Note 11. Subsequent Events

Management has evaluated subsequent events through the date the consolidated financial statements were available to be issued. Management has determined that there are no material events other than the one described below that would require adjustment to, or disclosure in, the Company’s consolidated financial statements.

On May 2, 2022, the Company, Terra Income Fund 6, Inc. (“Terra BDC”), Terra Merger Sub, LLC, a wholly owned subsidiary of the Company (“Merger Sub”), Terra Income Advisors, LLC and the Manager, entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, subject to the terms and conditions therein, Terra BDC will be merged with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of the Company (such surviving company, the “Surviving Company” and such transaction, the “Merger”).

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), except for any shares of common stock, par value $0.001 per share, of Terra BDC (“Terra BDC Common Stock”) held by the Company or any wholly owned subsidiary of the Company or Terra BDC, which will be automatically retired and cease to exist with no consideration paid therefor, each issued and outstanding share of Terra BDC Common Stock will be automatically cancelled and retired and converted into the right to receive (i) 0.595 shares (as such number may be adjusted in accordance with the Merger Agreement, the “Exchange Ratio”) of the newly designated Class B Common Stock, par value $0.01 per share, of the Company (“Class B Common Stock”), and (ii) cash, without interest, in lieu of any fractional shares of Class B Common Stock otherwise issuable in an amount, rounded to the nearest whole cent, determined by multiplying (x) the fraction of a share of Class B Common to which such holder would otherwise be entitled by (y) $14.38.

Prior to the Effective Time, the Company will file with the State Department of Assessments and Taxation of Maryland Articles of Amendment to the Articles of Amendment and Restatement of the Company (the “Charter Amendment”). Pursuant to the Charter Amendment, (i) the authorized shares of stock which the Company has authority to issue will be increased from 500,000,000 to 950,000,000, consisting of 450,000,000 shares of Class A Common Stock, $0.01 par value per share (“Class A Common Stock”), 450,000,000 shares of Class B Common Stock, and 50,000,000 shares of Preferred Stock, $0.01 par value per share, and (ii) each share of the Company’s common stock issued and outstanding immediately prior to the Effective Time will be automatically changed into one issued and outstanding share of Class B Common Stock.

Except with respect to conversion, each share of Class B Common Stock will have identical preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption as each other share of the Company’s common stock. On the date that is 180 calendar days (or, if such date is not a business day, the next business day) after the date of initial listing of shares of Class A Common Stock for trading on a national securities exchange or such earlier date as approved by the Board (the “First Conversion Date”), one-third of the issued and outstanding shares of Class B Common Stock will automatically and without any action on the part of the holder thereof convert into an equal number of shares of Class A Common Stock. On the date that is 365 calendar days (or, if such date is not a business day, the next business day) after the date of initial listing of shares of Class A Common Stock for trading on a national securities exchange or such earlier date following the First Conversion Date as approved by the Board (the “Second Conversion Date”), one-half of the issued and outstanding shares of Class B Common Stock will automatically and without any action on the part of the holder thereof convert into an equal number of shares of Class A Common Stock. On the date that is 545 calendar days (or, if such date is not a business day, the next business day) after the date of initial listing of shares of Class A Common Stock for trading on a national securities exchange or such earlier date following the Second Conversion Date as approved by the Board, all of the issued and outstanding shares of Class B Common Stock will automatically and without any action on the part of the holder thereof convert into an equal number of shares of Class A Common Stock.

Notes to Unaudited Consolidated Financial Statements

Pursuant to the Merger Agreement, the Company has agreed to take all necessary corporate action so that upon and after the Effective Time, the size of the Board is increased from three to six, and three individuals designated by Terra BDC (the “Terra BDC Designees”) are elected to the Board. If a Terra BDC Designee is not able or willing to serve on the Board as of the Effective Time, Terra BDC will select a replacement within a reasonable period of time prior to the Effective Time, and the Board will elect such replacement as a member of the Board as of the Effective Time.

The Merger is expected to close during the third quarter of 2022, subject to the required approvals by Terra BDC’s stockholders and other customary closing conditions. There can be no assurances that the Merger will close.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The information contained in this section should be read in conjunction with our unaudited consolidated financial statements and related notes thereto and other financial information included elsewhere in this quarterly report on Form 10-Q. In this report, “we,” “us” and “our” refer to Terra Property Trust, Inc. (and, together with its consolidated subsidiaries, the “Company” or “Terra Property Trust”).

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this quarterly report on Form 10-Q within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For these statements, we claim the protections of the safe harbor for forward-looking statements contained in such Sections. The forward-looking statements contained in this quarterly report on Form 10-Q may include, but are not limited to, statements as to:

•	our expected financial performance, operating results and our ability to make distributions to our stockholders in the future;

•

the potential negative impacts of the coronavirus (“COVID-19”) pandemic on the global economy and the impacts of the COVID-19 pandemic on our financial condition, results of operations, liquidity and capital resources and business operations;

•	actions that may be taken by governmental authorities to contain the COVID-19 pandemic or to treat its impact;

•	the availability of attractive risk-adjusted investment opportunities in our target asset class and other real estate-related investments that satisfy our objectives and strategies;

•	the origination or acquisition of our targeted assets, including the timing of originations or acquisitions;

•	volatility in our industry, interest rates and spreads, the debt or equity markets, the general economy or the real estate market specifically, whether the results of market events or otherwise;

•	changes in our investment objectives and business strategy;

•	the availability of financing on acceptable terms or at all;

•	the performance and financial condition of our borrowers;

•	changes in interest rates and the market value of our assets;

•	borrower defaults or decreased recovery rates from our borrowers;

•	changes in prepayment rates on our loans;

•	our use of financial leverage;

•

actual and potential conflicts of interest with any of the following affiliated entities: Terra Fund Advisors, LLC, Terra REIT Advisors, LLC (“Terra REIT Advisors” or the “Manager”), Terra Income Advisors, LLC; Terra Capital Partners, LLC (“Terra Capital Partners”), our sponsor; Terra Secured Income Fund 5, LLC (“Terra Fund 5”); Terra JV, LLC (“Terra JV”); Terra Income Fund 6, Inc. (“Terra Fund 6” or “Terra BDC”); Terra Secured Income Fund 5 International; Terra Income Fund International; Terra Secured Income Fund 7, LLC (“Terra Fund 7”); Terra Offshore Funds REIT, LLC (“Terra Offshore REIT”); Mavik Real Estate Special Opportunities Fund, LP (“RESOF”); or any of their affiliates;

•	our dependence on our Manager or its affiliates and the availability of its senior management team and other personnel;

•

liquidity transactions that may be available to us in the future, including a liquidation of our assets, a sale of our company, a listing of our shares of common stock on a national securities exchange, or an adoption of a share repurchase plan or a strategic business combination, in each case, which may include the distribution of our common stock indirectly owned by certain Terra Funds to the ultimate investors in the Terra Funds, and the timing of any such transactions;

•	our ability to complete the contemplated acquisition of Terra BDC and achieve the expected synergies, cost savings and other benefits from the acquisition of Terra BDC;

•	risks associated with achieving expected synergies, cost savings and other benefits from acquisitions, including the contemplated acquisition of Terra BDC, and our increased scale;

•

actions and initiatives of the U.S. federal, state and local government and changes to the U.S. federal, state and local government policies and the execution and impact of these actions, initiatives and policies;

•

limitations imposed on our business and our ability to satisfy complex rules in order for us to maintain our exemption from registration as an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”), and to maintain our qualification as a real estate investment trust (“REIT”) for U.S. federal income tax purposes; and

•	the degree and nature of our competition.

In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this quarterly report on Form 10-Q involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Part I — Item 1A. Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2021 and in “Part II — Item 1A. Risk Factors” in this quarterly report on Form 10-Q. Other factors that could cause actual results to differ materially include:

•	changes in the economy;

•

risks associated with possible disruption in our operations or the economy generally due to acts of war or other military conflicts (including the recent outbreak of hostilities between Russia and Ukraine), terrorism or natural disasters; and

•	future changes in laws or regulations and conditions in our operating areas.

We have based the forward-looking statements included in this quarterly report on Form 10-Q on information available to us on the date of this quarterly report on Form 10-Q. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. Stockholders are advised to consult any additional disclosures that we may make directly to stockholders or through reports that we may file in the future with the Securities and Exchange Commission (the “SEC”), including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Overview

We are a real estate credit focused company that originates, structures, funds and manages commercial real estate credit investments, including mezzanine loans, first mortgage loans, subordinated mortgage loans and preferred equity investments throughout the United States, which we collectively refer to as our targeted assets. Our loans finance the acquisition, construction, development or redevelopment of quality commercial real estate in the United States. We focus on the origination of middle market loans in the approximately $10 million to $50 million range, to finance properties primarily in primary and secondary markets. We believe loans in this size range are subject to less competition, offer higher risk adjusted returns than larger loans with similar risk metrics and facilitate portfolio diversification. Our investment objective is to provide attractive risk-adjusted returns to our stockholders, primarily through regular distributions. There can be no assurances that we will be successful in meeting our investment objective.

As of March 31, 2022, we held a net loan portfolio (gross loans less obligations under participation agreements and secured borrowing) comprised of 25 loans in 11 states with an aggregate net principal balance of $472.2 million, a weighted average coupon rate of 7.6%, a weighted average loan-to-value ratio of 72.4% and a weighted average remaining term to maturity of 1.5 years.

Each of our loans was originated by Terra Capital Partners or its affiliates. Our portfolio is diversified based on location of the underlying properties, loan structure and property type. As of March 31, 2022, our portfolio included underlying properties located in 25 markets, across 11 states and includes property types such as multifamily housing, hotels, student housing, commercial offices, medical offices, mixed-use and industrial properties. The profile of these properties ranges from stabilized and value-added properties to pre-development and construction. Our loans are structured across mezzanine debt, first mortgages, preferred equity investments and credit facilities.

We were incorporated under the general corporation laws of the State of Maryland on December 31, 2015. Through December 31, 2015, our business was conducted through a series of predecessor private partnerships. At the beginning of 2016, we completed the merger of these private partnerships into a single entity as part of our plan to reorganize our business as a REIT for federal income tax purposes. Following the REIT formation transaction, Terra Fund 5 contributed the consolidated portfolio of net assets of the Terra Funds to our company in exchange for all of the shares of our common stock. On March 2, 2020, we engaged in a series of transactions pursuant to which we issued an aggregate of 4,574,470.35 shares of common stock in exchange for the settlement of an aggregate of $49.8 million of participation interests in loans held by us, cash of $25.5 million and other working capital. As of March 31, 2022, Terra JV held 87.4% of the issued and outstanding shares of our common stock with the remainder held by Terra Offshore REIT.

We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2016. So long as we qualify as a REIT, we generally are not subject to U.S. federal income tax on our net taxable income to the extent that we annually distribute all of our net taxable income to our stockholders.

Recent Developments

Terra BDC Merger

As previously disclosed, we continue to explore alternative liquidity transactions on an opportunistic basis to maximize stockholder value. Examples of the alternative liquidity transactions that, depending on market conditions, may be available to us include a listing of our shares of common stock on a national securities exchange, adoption of a share repurchase plan, a liquidation of our assets, a sale of our company or a strategic business combination, in each case, which may include the in-kind distribution of our shares of common stock indirectly owned by certain Terra Funds to the ultimate investors in the Terra Funds.

On May 2, 2022, we, Terra BDC, Terra Merger Sub, LLC, our wholly owned subsidiary (“Merger Sub”), Terra Income Advisors, LLC and the Manager, entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, subject to the terms and conditions therein, Terra BDC will be merged with and into Merger Sub, with Merger Sub surviving as our wholly owned subsidiary (such surviving company, the “Surviving Company” and such transaction, the “Merger”).

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), except for any shares of common stock, par value $0.001 per share, of Terra BDC (“Terra BDC Common Stock”) held by us or any of our wholly owned subsidiary or Terra BDC, which will be automatically retired and cease to exist with no consideration paid therefor, each issued and outstanding share of Terra BDC Common Stock will be automatically cancelled and retired and converted into the right to receive (i) 0.595 shares (as such number may be adjusted in accordance with the Merger Agreement, the “Exchange Ratio”) of our newly designated Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), and (ii) cash, without interest, in lieu of any fractional shares of Class B Common Stock otherwise issuable in an amount, rounded to the nearest whole cent, determined by multiplying (x) the fraction of a share of Class B Common to which such holder would otherwise be entitled by (y) $14.38.

Prior to the Effective Time, we will file with the State Department of Assessments and Taxation of Maryland our Articles of Amendment to the Articles of Amendment and Restatement (the “Charter Amendment”). Pursuant to the Charter Amendment, (i) the authorized shares of stock which we have authority to issue will be increased from 500,000,000 to 950,000,000, consisting of 450,000,000 shares of Class A Common Stock, $0.01 par value per share (“Class A Common Stock”), 450,000,000 shares of Class B Common Stock, and 50,000,000 shares of Preferred Stock, $0.01 par value per share, and (ii) each share of our common stock issued and outstanding immediately prior to the Effective Time will be automatically changed into one issued and outstanding share of Class B Common Stock.

Except with respect to the conversion, each share of Class B Common Stock will have identical preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption as each other share of our common stock. On the date that is 180 calendar days (or, if such date is not a business day, the next business day) after the date of initial listing of shares of Class A Common Stock for trading on a national securities exchange or such earlier date as approved by the Board (the “First Conversion Date”), one-third of the issued and outstanding shares of Class B Common Stock will automatically and without any action on the part of the holder thereof convert into an equal number of shares of Class A Common Stock. On the date that is 365 calendar days (or, if such date is not a business day, the next business day) after the date of initial listing of shares of Class A Common Stock for trading on a national securities exchange or such earlier date following the First Conversion Date as approved by the Board (the “Second Conversion Date”), one-half of the issued and outstanding shares of Class B Common Stock will automatically and without any action on the part of the holder thereof convert into an equal number of shares of Class A Common Stock. On the date that is 545 calendar days (or, if such date is not a business day, the next business day) after the date of initial listing of shares of Class A Common Stock for trading on a national securities exchange or such earlier date following the Second Conversion Date as approved by the Board, all of the issued and outstanding shares of Class B Common Stock will automatically and without any action on the part of the holder thereof convert into an equal number of shares of Class A Common Stock.

Pursuant to the Merger Agreement, we have agreed to take all necessary corporate action so that upon and after the Effective Time, the size of the Board is increased from three to six, and three individuals designated by Terra BDC (the “Terra BDC Designees”) are elected to the Board. If a Terra BDC Designee is not able or willing to serve on the Board as of the Effective Time, Terra BDC will select a replacement within a reasonable period of time prior to the Effective Time, and the Board will elect such replacement as a member of the Board as of the Effective Time.

The Merger is expected to close during the third quarter of 2022, subject to the required approvals by Terra BDC’s stockholders and other customary closing conditions. We cannot provide any assurance that the Merger or any alternative liquidity transaction will be available to us or, if available, that we will pursue or be successful in completing any such transaction.

COVID-19 Pandemic

The COVID-19 pandemic has evolved from its emergence in early 2020, so has its global impact. Governments and businesses have also instituted vaccine mandates and testing requirements for employees. While vaccine availability and uptake has increased, the longer-term macro-economic effects on global supply chains, inflation, labor shortages and wage increases continue to impact many industries, including the collateral underlying certain of our loans. Moreover, with the potential for new strains of COVID-19 to emerge, governments and businesses may re-impose aggressive measures, such as quarantines and restrictions on travel, to help slow its spread in the future. For this reason, among others, as the COVID-19 pandemic continues, the potential global impacts are uncertain and difficult to assess.

Portfolio Summary

The following tables provide a summary of our net loan portfolio as of March 31, 2022 and December 31, 2021:

	March 31, 2022
	Fixed Rate	Floating Rate (1)(2)(3)	Total Gross Loans	Obligations under Participation Agreements and Secured Borrowing	Total Net Loans
Number of loans	7	18	25	5	25
Principal balance	$97,914,340	$469,606,633	$567,520,973	$95,283,106	$472,237,867
Amortized cost	99,264,597	458,754,403	558,019,000	96,090,690	461,928,310
Fair value	99,045,593	457,961,364	557,006,957	95,483,175	461,523,782
Weighted average coupon rate	12.92%	7.16%	8.15%	11.07%	7.56%
Weighted-average remaining term (years)	1.98	1.32	1.44	0.97	1.53

	December 31, 2021
	Fixed Rate	Floating Rate (1)(2)(3)	Total Gross Loans	Obligations under Participation Agreements and Secured Borrowing	Total Net Loans
Number of loans	6	15	21	4	21
Principal balance	$74,880,728	$405,270,423	$480,151,151	$76,569,398	$403,581,753
Amortized cost	75,520,212	394,153,102	469,673,314	76,818,156	392,855,158
Fair value	75,449,410	391,752,209	467,201,619	75,900,089	391,301,530
Weighted average coupon rate	12.39%	7.01%	7.85%	10.40%	7.37%
Weighted-average remaining term (years)	1.93	1.45	1.53	0.82	1.66

(1)

These loans pay a coupon rate of London Interbank Offered Rate (“LIBOR”) or Secured Overnight Financing Rate (“SOFR”) plus a fixed spread. Coupon rate shown was determined using LIBOR of 0.45% and SOFR of 0.16% as of March 31, 2022 and LIBOR of 0.10% as of December 31, 2021.

(2)

As of March 31, 2022 and December 31, 2021, amount included $351.1 million and $290.6 million of senior mortgages used as collateral for $241.5 million and $176.9 million of borrowings under credit facilities, respectively.

(3)	As of March 31, 2022 and December 31, 2021, sixteen and thirteen of these loans, respectively, are subject to a LIBOR or SOFR floor, as applicable.

In addition to our net loan portfolio, as of March 31, 2022 and December 31, 2021, we owned 4.9 acres of adjacent land acquired pursuant to a deed in lieu of foreclosure and a multi-tenant office building acquired pursuant to a foreclosure. The land and building and related lease intangible assets and liabilities had a net carrying value of $53.0 million and $56.1 million as of March 31, 2022 and December 31, 2021, respectively. The mortgage loan payable encumbering the office building had an outstanding principal amount of $31.8 million and $32.0 million as of March 31, 2022 and December 31, 2021, respectively.

Additionally, as of March 31, 2022 and December 31, 2021, we owned 44.2% and 50.0%, respectively, of equity interest in a limited partnership that invests primarily in performing and non-performing mortgages, loans, mezzanines and other credit instruments supported by underlying commercial real estate assets. During 2022 and 2021, we purchased equity interests in three joint ventures. As of March 31, 2022 and December 31, 2021, these equity interests had total carrying value of $91.7 million and $69.7 million, respectively.

Portfolio Investment Activity

For the three months ended March 31, 2022 and 2021, we invested $26.0 million and $15.5 million in new and add-on investments and had $1.4 million and $25.0 million of repayments, resulting in net investments of $24.6 million and net repayments of $9.5 million, respectively. Amounts are net of obligations under participation agreements, secured borrowing, borrowings under the master repurchase agreement, the term loan, the repurchase agreements and the revolving line of credit.

Net Loan Portfolio Information

The tables below set forth the types of loans in our loan portfolio, as well as the property type and geographic location of the properties securing these loans, on a net loan basis, which represents our proportionate share of the loans, based on our economic ownership of these loans.

	March 31, 2022			December 31, 2021
Loan Structure	Principal Balance	Carrying Value	% of Total	Principal Balance	Carrying Value	% of Total
First mortgages	$373,263,411	$376,115,508	81.5%	$310,933,350	$313,515,326	79.8%
Preferred equity investments	63,767,599	63,850,511	13.8%	63,441,546	63,515,633	16.2%
Mezzanine loans	17,444,357	17,615,889	3.8%	17,444,357	17,622,804	4.5%
Credit facility	17,762,500	18,055,179	3.9%	11,762,500	11,859,876	3.0%
Allowance for loan losses	—	(13,708,777)	(3.0)%	—	(13,658,481)	(3.5)%

Total	$472,237,867	$461,928,310	100.0%	$403,581,753	$392,855,158	100.0%

	March 31, 2022			December 31, 2021
Property Type	Principal Balance	Carrying Value	% of Total	Principal Balance	Carrying Value	% of Total
Office	$170,616,825	$171,393,890	37.2%	$166,071,342	$166,836,320	42.5%
Multifamily	96,746,958	98,042,469	21.2%	72,999,417	73,955,240	18.8%
Hotel — full/select service	56,918,328	57,520,720	12.5%	56,847,381	57,395,682	14.6%
Industrial	54,334,108	54,255,229	11.7%	18,762,500	18,859,876	4.8%
Infill land	33,807,563	33,895,151	7.3%	28,960,455	28,923,827	7.4%
Student housing	31,000,000	31,667,292	6.9%	31,000,000	31,565,670	8.0%
Mixed use	28,814,085	28,862,336	6.2%	28,940,658	28,977,024	7.4%
Allowance for loan losses	—	(13,708,777)	(3.0)%	—	(13,658,481)	(3.5)%

Total	$472,237,867	$461,928,310	100.0%	$403,581,753	$392,855,158	100.0%

	March 31, 2022			December 31, 2021
Geographic Location	Principal Balance	Carrying Value	% of Total	Principal Balance	Carrying Value	% of Total
United States
California	$191,026,179	$192,975,258	41.8%	$187,209,547	$189,082,380	48.1%
New York	63,767,599	63,850,511	13.8%	63,441,546	63,515,633	16.2%
Georgia	53,970,491	54,221,854	11.7%	53,289,288	53,536,884	13.6%
North Carolina	45,781,188	46,026,460	10.0%	44,492,971	44,704,699	11.4%
New Jersey	35,571,608	35,391,604	7.7%	—	—	—%
Utah	28,000,000	28,529,857	6.2%	28,000,000	28,420,056	7.2%
Washington	24,424,855	24,487,967	5.3%	3,523,401	3,382,683	0.9%
Texas	13,695,947	13,824,587	3.0%	13,625,000	13,725,690	3.5%
Massachusetts	7,000,000	7,000,000	1.5%	7,000,000	7,000,000	1.8%
Pennsylvania	6,000,000	6,191,554	1.3%	—	—	—%
South Carolina	3,000,000	3,137,435	0.7%	3,000,000	3,145,614	0.8%
Allowance for loan losses	—	(13,708,777)	(3.0)%	—	(13,658,481)	(3.5)%

Total	$472,237,867	$461,928,310	100.0%	$403,581,753	$392,855,158	100.0%

Factors Impacting Operating Results

Our results of operations are affected by a number of factors and primarily depend on, among other things, the level of the interest income from targeted assets, the market value of our assets and the supply of, and demand for, real estate-related loans, including mezzanine loans, first mortgage loans, subordinated mortgage loans, preferred equity investments and other loans related to high quality commercial real estate in the United States, and the financing and other costs associated with our business. Interest income and borrowing costs may vary as a result of changes in interest rates, which could impact the net interest we receive on our assets. Our operating results may also be impacted by conditions in the financial markets and unanticipated credit events experienced by borrowers under our loan assets.

Credit Risk

Credit risk represents the potential loss that we would incur if our borrowers failed to perform pursuant to the terms of their obligations to us. With respect to our loan portfolio, we seek to manage credit risk by limiting exposure to any one individual borrower and any one asset class.

Additionally, our Manager employs an asset management approach and monitors the portfolio of investments through, at a minimum, quarterly financial review of property performance including net operating income, loan-to-value, debt service coverage ratio and the debt yield. Our Manager also requires certain borrowers to establish an interest reserve, as a form of additional collateral, for the purpose of providing for future interest or property-related operating payments.

The performance and value of our loans depends upon the sponsors’ ability to operate or manage the development of the respective properties that serve as collateral so that each property’s value ultimately supports the repayment of the loan balance.

Mezzanine loans and preferred equity investments are subordinate to senior mortgage loans and, therefore, involve a higher degree of risk. In the event of a default, mezzanine loans and preferred equity investments will be satisfied only after the senior lender’s investment is fully recovered. As a result, in the event of a default, we may not recover all of our investments.

In addition, we are exposed to the risks generally associated with the commercial real estate market, including variances in occupancy rates, capitalization rates, absorption rates, and other macroeconomic factors beyond our control. We seek to manage these risks through our Manager’s underwriting and asset management processes.

The COVID-19 pandemic has significantly impacted the commercial real estate markets, causing reduced occupancy, requests from tenants for rent deferral or abatement, and delays in construction and development projects currently planned or underway. While the economy has improved significantly, macroeconomic trends associated with COVID-19 pandemic have persisted and could continue to persist and impair our borrowers’ ability to pay principal and interest due to us under our loan agreements.

We maintain all of our cash at financial institutions which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Concentration Risk

We hold real estate-related loans. Thus, our loan portfolio may be subject to a more rapid change in value than would be the case if it were required to maintain a wide diversification among industries, companies and types of loans. The result of such concentration in real estate assets is that a loss in such loans could materially reduce our capital.

Interest Rate Risk

Interest rate risk represents the effect from a change in interest rates, which could result in an adverse change in the fair value of our interest-bearing financial instruments. With respect to our business operations, increases in interest rates, in general, may over time cause: (i) the interest expense associated with variable rate borrowings to increase; (ii) the value of real estate-related loans to decline; (iii) coupons on variable rate loans to reset, although on a delayed basis, to higher interest rates; (iv) to the extent applicable under the terms of our investments, prepayments on real estate-related loans to slow; and (v) to the extent we enter into interest rate swap agreements as part of our hedging strategy, the value of these agreements to increase.

Conversely, decreases in interest rates, in general, may over time cause: (i) the interest expense associated with variable rate borrowings to decrease; (ii) the value of real estate-related loans to increase; (iii) coupons on variable rate real estate-related loans to reset, although on a delayed basis, to lower interest rates; (iv) to the extent applicable under the terms of our investments, prepayments on real estate-related loans to increase; and (v) to the extent we enter into interest rate swap agreements as part of our hedging strategy, the value of these agreements to decrease.

Prepayment Risk

Prepayments can either positively or adversely affect the yields on our loans. Prepayments on debt instruments, where permitted under the debt documents, are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. If we do not collect a prepayment fee in connection with a prepayment or are unable to invest the proceeds of such prepayments received, the yield on the portfolio will decline. In addition, we may acquire assets at a discount or premium and if the asset does not repay when expected, the anticipated yield may be impacted. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain loans.

Extension Risk

Extension risk is the risk that our assets will be repaid at a slower rate than anticipated and generally increases when interest rates rise. In which case, to the extent we have financed the acquisition of an asset, we may have to finance our asset at potentially higher costs without the ability to reinvest principal into higher yielding securities because borrowers prepay their mortgages at a slower pace than originally expected, adversely impacting our net interest spread, and thus our net interest income.

Real Estate Risk

The market values of commercial and residential mortgage assets are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions; changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; retroactive changes to building or similar codes; pandemics; natural disasters; and other acts of god. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay the underlying loans, which could also cause us to suffer losses.

Use of Leverage

We deploy moderate amounts of leverage as part of our operating strategy, which may consist of borrowings under first mortgage financings, warehouse facilities, term loans, repurchase agreements and other credit facilities. While borrowing and leverage present opportunities for increasing total return, they may have the effect of potentially creating or increasing losses.

Market Risk

Our loans are highly illiquid, and there is no assurance that we will achieve our investment objectives, including targeted returns. Due to the illiquidity of the loans, valuation of our loans may be difficult, as there generally will be no established markets for these loans.

Results of Operations

The following table presents the comparative results of our operations for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
	2022	2021	Change
Revenues
Interest income	$8,882,151	$8,120,949	$761,202
Real estate operating revenue	2,979,454	2,011,641	967,813
Other operating income	250,665	156,662	94,003

	12,112,270	10,289,252	1,823,018

Operating expenses
Operating expenses reimbursed to Manager	1,928,563	1,342,758	585,805
Asset management fee	1,488,095	1,156,543	331,552
Asset servicing fee	349,329	273,207	76,122
Provision for loan losses	50,296	276,020	(225,724)
Real estate operating expenses	1,217,963	971,315	246,648
Depreciation and amortization	1,718,372	931,725	786,647
Impairment charge	1,604,989	—	1,604,989
Professional fees	742,518	520,419	222,099
Directors fees	36,252	36,250	2
Other	83,421	71,488	11,933

	9,219,798	5,579,725	3,640,073

Operating income	2,892,472	4,709,527	(1,817,055)

Other income and expenses
Interest expense from obligations under participation agreements	(1,075,109)	(1,880,081)	804,972
Interest expense on repurchase agreement payable	(755,826)	—	(755,826)
Interest expense on mortgage loan payable	(518,617)	(686,150)	167,533
Interest expense on revolving line of credit	(524,294)	(17,846)	(506,448)
Interest expense on term loan payable	(164,969)	(1,672,768)	1,507,799
Interest expense on secured borrowing	(552,785)	(299,805)	(252,980)
Interest expense on unsecured notes payable	(1,430,183)	—	(1,430,183)
Net unrealized losses on marketable securities	(99,044)	(14,608)	(84,436)
Income from equity investment in unconsolidated investments	1,419,335	1,337,827	81,508
Realized gains on marketable securities	51,133	—	51,133

	(3,650,359)	(3,233,431)	(416,928)

Net (loss) income	$(757,887)	$1,476,096	$(2,233,983)

Net Loan Portfolio

In assessing the performance of our loans, we believe it is appropriate to evaluate the loans on an economic basis, that is, gross loans net of obligations under participation agreements, term loan payable, revolving credit facility and repurchase agreement payable.

The following tables presents a reconciliation of our loan portfolio from a gross basis to net basis for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
	Weighted Average Principal Amount (1)	Weighted Average Coupon Rate (2)	Weighted Average Principal Amount (1)	Weighted Average Coupon Rate (2)
Total portfolio
Gross loans	$506,206,479	7.7%	$408,985,092	8.4%
Obligations under participation agreements and secured borrowing	(79,023,662)	10.4%	(88,594,532)	10.1%
Repurchase agreement payable	(102,225,409)	2.5%	—	—%
Term loan payable	(42,140,886)	5.3%	(107,776,898)	5.3%
Revolving line of credit	(44,891,269)	4.0%	(1,745,785)	4.0%

Net loans (3)	$237,925,253	10.2%	$210,867,877	9.3%

Senior loans
Gross loans	304,278,978	6.2%	255,124,634	6.4%
Obligations under participation agreements and secured borrowing	(49,397,683)	9.9%	(45,478,823)	8.6%
Repurchase agreement payable	(102,225,409)	2.5%	—	—%
Term loan payable	(42,140,886)	5.3%	(107,776,898)	5.3%
Revolving line of credit	(44,891,269)	4.0%	(1,745,785)	4.0%

Net loans (3)	$65,623,731	11.3%	$100,123,128	6.6%

Subordinated loans (4)
Gross loans	201,927,501	9.6%	153,860,458	11.7%
Obligations under participation agreements	(29,625,979)	11.2%	(43,115,709)	11.6%

Net loans (3)	$172,301,522	9.3%	$110,744,749	11.7%

(1)	Amount is calculated based on the number of days each loan is outstanding.
(2)	Amount is calculated based on the underlying principal amount of each loan.
(3)

The weighted average coupon rate represents net interest income over the period calculated using the weighted average coupon rate and weighted average principal amount shown on the table (interest income on the loans less interest expense) divided by the weighted average principal amount of the net loans during the period.

(4)	Subordinated loans include mezzanine loans, preferred equity investments and credit facilities.

Interest Income

For the three months ended March 31, 2022 as compared to the same period in 2021, interest income increased by $0.8 million, primarily due to an increase in contractual interest income as a result an increase in the weighted average principal balance of gross loans, partially offset by a decrease in the weighted average coupon rate on gross loans.

Real Estate Operating Revenue

For the three months ended March 31, 2022 as compared to the same period in 2021, real estate operating revenue increased by $1.0 million, as a result of lease termination income recognized in the first quarter of 2022 in connection with a termination notice received in November 2021.

Other Operating Income

For the three months ended March 31, 2022 as compared to the same period in 2021, other operating income increased by $0.1 million, as a result of an increase in application fees income on deals under application.

Operating Expenses Reimbursed to Manager

Under the terms of a management agreement (the (“Management Agreement”) with our Manager, we reimburse the Manager for operating expenses incurred in connection with services provided to us, including our allowable share of the Manager’s overhead, such as rent, employee costs, utilities and technology costs.

For the three months ended March 31, 2022 as compared to the same period in 2021, operating expenses reimbursed to the Manager increased by $0.6 million as a result of an increase in the allocation ratio resulting from an increase in total assets under management.

Asset Management Fee

Under the terms of the Management Agreement with the Manager, we paid the Manager a monthly asset management fee at an annual rate of 1% of the aggregate funds under management, which included the aggregate gross acquisition price, net of participation interest sold to affiliates, for each real estate-related investment and cash held by us.

For the three months ended March 31, 2022 as compared to the same period in 2021, asset management fees increased by $0.3 million, primarily due to an increase in total assets under management.

Asset Servicing Fee

Under the terms of the Management Agreement with the Manager, we paid the Manager a monthly servicing fee at an annual rate of 0.25% of the aggregate gross origination price or acquisition price for each real estate-related loan held by us.

For each of the three months ended March 31, 2022 as compared to the same period in 2021, asset servicing fees increased by $0.1 million, primarily due to an increase in total assets under management.

Provision for Loan Losses

The Manager performs a quarterly evaluation for possible impairment of our portfolio of loans. We record an allowance for loan losses equal to (i) 1.5% of the aggregate carrying amount of loans rated as a “4”, plus (ii) 5% of the aggregate carrying amount of loans rated as a “5”, plus (iii) impaired loan reserves, if any.

As of March 31, 2022, we had one loan with a loan risk rating of “4” and no loans with a loan risk rating of “5” and recorded general allowance for loan losses of $0.01 million for the three months ended March 31, 2022. As of March 31, 2021, we had three loans with a loan risk rating of “4,” (Higher risk) and one loan with a loan risk rating of “5,” (Highest risk) and recorded general allowance for loan losses of $0.03 million for the three months ended March 31, 2021. Additionally, as of March 31, 2022 and 2021, we had three and one loans deemed impaired and recorded specific allowance for loan losses of $0.04 million and $0.2 million, respectively, as a result of a decline in the value of the underlying collateral.

Real Estate Operating Expenses

For the three months ended March 31, 2022 as compared to the same period in 2021, real estate operating expenses increased by $0.2 million, primarily due to an increase in ground rent expense on the multi-tenant office building resulting from a rent reset.

A component of Real estate operating expenses is Lease expense, including amortization of above-market ground lease. As of March 31, 2022, we owned a multi-tenant office building that is subject to a ground lease. The ground lease provides for a new base rent every 5 years based on the greater of the annual base rent for the prior lease year or 9% of the fair market value of the land. The next rent reset on the ground lease is scheduled for November 1, 2025. We are currently litigating with the landlord with respect to the appropriate method for determining the fair value of the land for purposes of setting the ground rent – Terra Ocean Ave., LLC v. Ocean Avenue Santa Monica Realty LLC, Superior Court of California, Los Angeles County, Case No. 20STCV34217. We believe this determination should be based on comparable sales, while the landlord insists that the rent under the ground lease itself is also relevant. Our position has prevailed in all three of the prior arbitrations to reset the ground rent. We intend vigorously to pursue the litigation. While we believe our arguments will likely prevail, the outcome of the legal proceeding cannot be predicted with certainty. If the landlord prevails, the future rent reset determinations could result in significantly higher ground rent, which would likely result in a significant diminution in the value of our interest in the ground lease and the office building.

Depreciation and Amortization

For the three months ended March 31, 2022 as compared to the same period in 2021, depreciation and amortization increased by $0.8 million, primarily due to a lease termination notice received in November 2021, at which time we accelerated the amortization of lease intangibles.

Impairment Charge

For the three months ended March 31, 2022, we recorded an impairment charge of $1.6 million on the development land in order to reduce the carrying value of the land to its estimated fair value, which is the estimated selling price less the cost of sale. The development land is currently classified as held for sale. There was no impairment charge recorded for the three months ended March 31, 2021.

Professional Fees

For the three months ended March 31, 2022 as compared to the same period in 2021, professional fees increased by $0.2 million, primarily due to legal fees incurred in connection with a loan refinancing in 2022 which we accounted for as a loan modification.

Interest Expense from Obligations under Participation Agreements

For the three months ended March 31, 2022 as compared to the same period in 2021, interest expense from obligations under participation agreements decreased by $0.8 million, primarily due to a decrease in weighted average principal amount outstanding on obligations under participation agreements.

Interest Expense on Repurchase Agreement Payable

On November 8, 2021, we entered into a master repurchase agreement that provides for advances of up to $195 million which we expect to use to finance certain secured performing commercial real estate loans, including senior mortgage loans. Additionally, on February 18, 2022, we entered into another master repurchase agreement that provides for advances of up to $200 million, which we expect to use to finance the originations of certain secured performing commercial real estate loans and the acquisitions of certain secured non-performing commercial real estate loans.

For the three months ended March 31, 2022, interest expense on repurchase agreement payable was $0.8 million. There was no interest expense on repurchase agreement payable for the three months ended March 31, 2021.

Interest Expense on Mortgage Loan Payable

For the three months ended March 31, 2022 as compared to the same period in 2021, interest expense on mortgage loan payable decreased by $0.2 million, as a result of a decrease in the weighted average principal amount outstanding on mortgage loan payable.

Interest Expense on Revolving Line of Credit

On March 12, 2021, we entered into a Business Loan and Security Agreement (the “revolving line of credit”) to provide for advances up to the lesser of $75.0 million or the amount determined by the borrowing base, which is based on the eligible assets pledged to the lender. On January 4, 2022, we amended the revolving line of credit to increase the maximum amount available to $125.0 million.

For the three months ended March 31, 2022 as compared to the same period in 2021, interest expense on revolving line of credit increased by $0.5 million, due to an increase in weighted average principal amount outstanding on the revolving line of credit.

Interest Expense on Term Loan Payable

On September 3, 2020, we entered into an indenture and credit agreement that provided for a floating rate loan of $103.0 million, $3.6 million of additional future advances, and up to $11.6 million of additional future discretionary advances, in connection with certain outstanding funding commitments under the mortgage assets owned by us and financed under the indenture and credit agreement. The loan bore interest at LIBOR plus 4.25% with a LIBOR floor of 1.0%. On February 18, 2022, we refinanced this loan with a new repurchase agreement.

For the three months ended March 31, 2022 as compared to the same period in 2021, interest expense on term loan payable decreased by $1.5 million, as a result of a decrease in the weighted average principal amount outstanding on term loan payable. Additionally, in connection with the refinancing, we reversed the previously accrued step-up interest of $0.4 million during the three months ended March 31, 2022.

Interest Expense on Secured Borrowing

In March 2020, we entered into a financing transaction where a third-party purchased an A-note position. However, the sale of the A-note position did not qualify for sale accounting treatment and therefore, the gross amount of the loan remains in the consolidated balance sheets. The portion that was sold is reflected as secured borrowing in the consolidated balance sheet, and the associated interest is reflected as interest expense on secured borrowing in the consolidated statements of operations.

For the three months ended March 31, 2022 as compared to the same period in 2021, interest expense on secured borrowing increased by $0.3 million, as a result of an increase in the weighted average principal amount outstanding.

Interest Expense on Unsecured Notes Payable

In June 2021, we issued $85.1 million in aggregate principal amount of 6.00% notes due 2026, for net proceeds of $82.5 million after deducting underwriting commissions of $2.7 million, but before offering expenses payable by us.

For the three months ended March 31, 2022, interest expense on unsecured notes payable was $1.4 million. There was no such interest expense for the three months ended March 31, 2021 because the notes were not yet issued.

Net Unrealized Losses on Marketable Securities

For the three months ended March 31, 2022 as compared to the same period in 2021, net unrealized losses on marketable securities increased by $0.1 million, as result of a decrease in the price of the marketable securities.

Income from Equity Investment in Unconsolidated Investments

In August 2020, we entered into a subscription agreement with RESOF, an affiliate managed by our Manager, whereby we committed to fund up to $50.0 million to purchase partnership interest in RESOF. RESOF’s primary investment objective is to generate attractive risk-adjusted returns by purchasing performing and non-performing mortgages, loans, mezzanines and other credit instruments supported by underlying commercial real estate assets. RESOF may also opportunistically originate high-yield mortgages or loans in real estate special situations including rescue financings, bridge loans, restructurings and bankruptcies (including debtor-in-possession loans). As of March 31, 2022 and December 31, 2021, we owned 44.2% and 50.0% of the equity interest in RESOF, respectively.

In the fourth quarter of 2021, we purchased 80% equity interests in two joint ventures with one owns a 1.4 million square feet industrial facility located in Arlington, Texas and the other one owns a 147,000 square feet warehouse facility located in Miami, Florida. Additionally, in the first quarter of 2022, we purchased a 90% equity interest in a joint venture that owns a three-property 371-unit multifamily facilities in South Florida. We account for our equity interests in these investments using the equity method of accounting.

For the three months ended March 31, 2022, we recognized income from equity investment in unconsolidated investments of $1.4 million, which consisted of equity income from RESOF of $1.3 million and equity income from the joint ventures of $0.1 million. For the three months ended March 31, 2021, we recognized income from equity investment in unconsolidated investments of $1.3 million on our investment in RESOF.

Realized Gains on Marketable Securities

For the three months ended March 31, 2022, we sold marketable securities and recognized realized gains on marketable securities of $0.1 million. For the three months ended March 31, 2021, we did not sell any marketable securities and did not recognize any realized gains or losses on marketable securities.

Net (Loss) Income

For the three months ended March 31, 2022, the resulting net loss was $0.8 million, compared the resulting net income of $1.5 million for the same period in 2021.

Financial Condition, Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, funding and maintaining our assets and operations, making distributions to our stockholders and other general business needs. We use significant cash to purchase our target assets, repay principal and interest on our borrowings, make distributions to our investors and fund our operations. Our primary sources of cash generally consist of payments of principal and interest we receive on our portfolio of investments, cash generated from our operating results and unused borrowing capacity under our financing sources. We deploy moderate amounts of leverage as part of our operating strategy and use a number of sources to finance our target assets, including our senior notes, term loan, repurchase agreement and revolving line of credit. We may use other sources to finance our target assets, including bank financing and arranged financing facilities with domestic or international financing providers. In addition, we may divide the loans we originate into senior and junior tranches and dispose of the more senior tranches as an additional means of providing financing to our business.

We may also issue additional equity, equity-related and debt securities to fund our investment strategies. We may issue these securities to unaffiliated third parties or to vehicles advised by affiliates of Terra Capital Partners or third parties. As part of our capital raising transactions, we may grant to one or more of these vehicles certain control rights over our activities including rights to approve major decisions we take as part of our business. In order to qualify as a REIT, we must distribute to our stockholders, each calendar year, at least 90% of our REIT taxable income (including certain items of non-cash income), determined without regard to the deduction for dividends paid and excluding net capital gain. These distribution requirements limit our ability to retain earnings and thereby replenish or increase capital for our business.

Obligations under participation agreements totaling $44.7 million and secured borrowing of $37.4 million will mature in the next twelve months. We expect to use the proceeds from the repayment of the corresponding investments to repay the participation obligations. Additionally, we expect to fund approximately $72.0 million of the unfunded commitments to borrowers during the next twelve months. We expect to maintain sufficient cash on hand to fund such commitments through matching these commitments with principal repayments on outstanding loans or draw downs on our credit facilities. Additionally, we had $31.8 million of borrowings outstanding under a mortgage loan payable that bear interest at an annual rate of LIBOR plus 3.85% with a LIBOR floor of 2.23%, that is collateralized by an office building. The mortgage loan payable matures on September 27, 2022. We expect to refinance the mortgage loan payable before it matures.

Summary of Financing

The table below summarizes our debt financing as of March 31, 2022:

Type of Financing	Maximum Amount Available	Outstanding Balance	Amount Remaining Available	Interest Rate	Maturity Date
Fixed Rate:
Senior unsecured notes	N/A	$85,125,000	N/A	6.00%	6/30/2026

		$85,125,000

Variable Rate:
Mortgage loan payable	N/A	$31,757,725	N/A	LIBOR plus 3.85% with a LIBOR floor of 2.23%	9/27/2022
Line of credit	$125,000,000	64,953,549	$60,046,451	LIBOR plus 3.25% with a combined floor of 4.0%	3/12/2024
UBS repurchase agreement	195,000,000	58,169,600	136,830,400	LIBOR or Term SOFR if LIBOR is not available plus a spread ranging from 1.60% to 2.25%	11/7/2024
GS repurchase agreement	200,000,000	118,349,549	81,650,451	Term SOFR (subject to underlying loan floors on a case-by-case basis) plus a spread ranging from 1.75% to 3.00%)	2/18/2024

	$520,000,000	$273,230,423	$278,527,302

Cash Flows From Operating Activities

For the three months ended March 31, 2022 as compared to the same period in 2021, cash flows from operating activities increased by $4.9 million, primarily due to an increase in contractual interest income. Additionally, cash flows from operating activities increased due to payment made in 2021 for real estate tax on our operating real estate.

Cash Flows Used In Investing Activities

For the three months ended March 31, 2022, cash flows used in investing activities were $107.6 million, primarily related to origination and purchase of loans of $88.1 million and purchase of equity interests in unconsolidated investments of $21.2 million.

For the three months ended March 31, 2021, cash flows used in investing activities were $0.8 million, primarily related to origination and purchase of loans of $14.4 million, purchase of partnership interest in a limited partnership of $12.9 million and purchase of marketable securities of $5.0 million, partially offset by proceeds from repayments of loans of $31.5 million.

Cash Flows From Financing Activities

For the three months ended March 31, 2022, cash flows from financing activities were $78.9 million, primarily due to proceeds from borrowings under the revolving line of credit and repurchase agreements of $158.3 million and proceeds from obligations under participation agreements and secured borrowing of $18.7 million. These cash inflows were partially offset by repayments on borrowings under the term loan of $93.8 million and distributions paid of $3.9 million.

For the three months ended March 31, 2021, cash flows used in financing activities were $2.8 million, primarily due to repayments on obligations under participation agreements of $4.0 million, distributions paid of $3.9 million, payment of mortgage principal of $3.4 million and a decrease in interest reserve and other deposits hold on investments of $5.0 million, partially offset by proceeds from borrowing under the revolving line of credit of $8.0 million, proceeds from obligations under participation agreements and secured borrowing of $7.3 million. Additionally, we received proceeds of borrowings under the term loan of $1.5 million and made repayment on borrowings under the term loan of $2.6 million. We also made payment for deferred financing costs of $0.6 million in connection with obtaining the revolving line of credit.

Critical Accounting Policies and Use of Estimates

Our consolidated financial statements are prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”), which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Critical accounting policies are those that require the application of management’s most difficult, subjective or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods. In preparing the consolidated financial statements, management has made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. In preparing the consolidated financial statements, management has utilized available information, including industry standards and the current economic environment, among other factors, in forming its estimates and judgments, giving due consideration to materiality. Actual results may differ from these estimates. In addition, other companies may utilize different estimates, which may impact the comparability of our results of operations to those of companies in similar businesses. As we execute our expected operating plans, we will describe additional critical accounting policies in the notes to our future consolidated financial statements in addition to those discussed below.

Allowance for Loan Losses

Our loans are typically collateralized by either the sponsors’ equity interest in the real estate properties or the underlying real estate properties. As a result, we regularly evaluate the extent and impact of any credit migration associated with the performance and/or value of the underlying collateral property as well as the financial and operating capability of the borrower/sponsor on a loan-by-loan basis. Specifically, a property’s operating results and any cash reserves are analyzed and used to assess (i) whether cash from operations and/or reserve balances are sufficient to cover the debt service requirements currently and into the future; (ii) the ability of the borrower to refinance the loan; and/or (iii) the property’s liquidation value. We also evaluate the financial wherewithal of the sponsor as well as its competency in managing and operating the real estate property. In addition, we consider the overall economic environment, real estate sector, and geographic submarket in which the borrower operates. Such analyses are completed and reviewed by asset management and finance personnel, who utilize various data sources, including (i) periodic financial data such as debt service coverage ratio, property occupancy, tenant profile, rental rates, operating expenses, the borrower’s exit plan, the capitalization and discount rates; (ii) site inspections; and (iii) current credit spreads and discussions with market participants.

Our Manager performs a quarterly evaluation for possible impairment of our portfolio of loans. A loan is impaired if it is deemed probable that we will not be able to collect all amounts due according to the contractual terms of the loan. Impairment is measured based on the present value of expected future cash flows or the fair value of the collateral if the loan is collateral dependent. Upon measurement of impairment, we record an allowance to reduce the carrying value of the loan with a corresponding charge to net income.

In conjunction with the quarterly evaluation of loans not considered impaired, our Manager assesses the risk factors of each loan and assigns each loan a risk rating between 1 (very low risk) and 5 (highest risk), which is an average of the numerical ratings in the following categories: (i) sponsor capability and financial conditions; (ii) loan and collateral performance relative to underwriting; (iii) quality and stability of collateral cash flows and/or reserve balances; and (iv) loan to value. We record an allowance for loan losses equal to (i) 1.5% of the aggregate carrying amount of loans rated as a “4,” (Higher risk), plus (ii) 5% of the aggregate carrying amount of loans rated as a “5,” (Highest risk) plus (iii) impaired loan reserves, if any.

There may be circumstances where we modify a loan by granting the borrower a concession that we might not otherwise consider when a borrower is experiencing financial difficulty or is expected to experience financial difficulty in the foreseeable future. Such concessionary modifications are classified as troubled debt restructurings (“TDRs”), unless the modification solely results in a delay in a payment that is insignificant. Loans classified as TDRs are considered impaired loans for reporting and measurement purposes.

Management Agreement with Terra REIT Advisors

We currently pay the following fees to Terra REIT Advisors pursuant to the Management Agreement:

Origination and Extension Fee. An origination fee in the amount of 1.0% of the amount used to originate, acquire, fund or structure real estate-related investments, including any third-party expenses related to such loan. In the event that the term of any real estate-related loan is extended, our Manager also receives an origination fee equal to the lesser of (i) 1.0% of the principal amount of the loan being extended or (ii) the amount of fee paid by the borrower in connection with such extension.

Asset Management Fee. A monthly asset management fee at an annual rate equal to 1.0% of the aggregate funds under management, which includes the loan origination amount or aggregate gross acquisition cost, as applicable, for each real estate-related loan and cash held by us.

Asset Servicing Fee. A monthly asset servicing fee at an annual rate equal to 0.25% of the aggregate gross origination price or aggregate gross acquisition price for each real estate related loan then held by us (inclusive of closing costs and expenses).

Disposition Fee. A disposition fee in the amount of 1.0% of the gross sale price received by our company from the disposition of each loan, but not upon the maturity, prepayment, workout, modification or extension of a loan unless there is a corresponding fee paid by the borrower, in which case the disposition fee will be the lesser of (i) 1.0% of the principal amount of the loan and (ii) the amount of the fee paid by the borrower in connection with such transaction. If we take ownership of a property as a result of a workout or foreclosure of a loan, we will pay a disposition fee upon the sale of such property equal to 1.0% of the sales price.

Transaction Breakup Fee. In the event that we receive any “breakup fees,” “busted-deal fees,” termination fees, or similar fees or liquidated damages from a third-party in connection with the termination or non-consummation of any loan or disposition transaction, our Manager will be entitled to receive one-half of such amounts, in addition to the reimbursement of all out-of-pocket fees and expenses incurred by our Manager with respect to its evaluation and pursuit of such transactions.

In addition to the fees described above, we reimburse our Manager for operating expenses incurred in connection with services provided to the operations of our company, including our allocable share of our Manager’s overhead, such as rent, employee costs, utilities, and technology costs.

The following table presents a summary of fees paid and costs reimbursed to our Manager in connection with providing services to us:

	Three Months Ended March 31,
	2022	2021
Origination and extension fee expense (1)(2)	$686,365	$345,384
Asset management fee	1,488,095	1,156,543
Asset servicing fee	349,329	273,207
Operating expenses reimbursed to Manager	1,928,563	1,342,758
Disposition fee (3)	—	250,988

Total	$4,452,352	$3,368,880

(1)	Origination and extension fee expense is generally offset with origination and extension fee income. Any excess is deferred and amortized to interest income over the term of the loan.
(2)

Amount for the three months ended March 31, 2022 excluded $0.2 million of origination fee paid to the Manager in connection with our equity investment in an unconsolidated investment. This origination fee was capitalized to the carrying value of the unconsolidated investment as a transaction cost.

(3)	Disposition fee is generally offset with exit fee income and included in interest income on the consolidated statements of operations.

Participation Agreements and Secured Borrowing

We have further diversified our exposure to loans and borrowers by entering into participation agreements whereby we transferred a portion of certain of our loans on a pari passu basis to related parties, primarily other affiliated funds managed by our Manager or its affiliates, and to a lesser extent, unrelated parties. We have also sold a portion of a loan to a third-party that did not qualify for sale accounting.

As of March 31, 2022, the principal balance of our participation obligations totaled $57.9 million, all of which were participation obligations to Terra Fund 6. Additionally, as of March 31, 2022, the principal balance of our secured borrowing was $37.4 million.

Terra Fund 6 is managed by Terra Income Advisors, LLC, an affiliate of our Manager. If we enter into participation agreements in the future, we generally expect to enter into such agreements only at the time of origination of the investment. Our Manager may experience conflicts in allocating investments as a result of differing compensation arrangements of the Manager and its affiliates and Terra Fund 6.

The loans that are subject to participation agreements are held in our name, but each of the participant’s rights and obligations, including with respect to interest income and other income (e.g., exit fee, prepayment income) and related fees/expenses (e.g., disposition fees, asset management and asset servicing fees), are based upon their respective pro rata participation interest in such participated investments, as specified in the respective participation agreements. We do not have direct liability to a participant with respect to the underlying loan and the participants’ share of the investments is repayable only from the proceeds received from the related borrower/issuer of the investments and, therefore, the participants also are subject to credit risk (i.e., risk of default by the underlying borrower/issuer).

Pursuant to the participation agreement with these entities, we receive and allocate the interest income and other related investment income to the participants based on their respective pro rata participation interest. The affiliated fund participant pays related expenses also based on their respective pro rata participation interest (i.e., asset management and asset servicing fees, disposition fees) directly to our Manager, as per the terms of each respective affiliate’s management agreement.

Other than for U.S. federal income tax purposes, our loan participations do not qualify for sale treatment. As such, the investments remain on our combined consolidated balance sheets and the proceeds are recorded as obligations under participation agreements. Similarly, interest earned on the entire loan balance is recorded within “Interest income” and the interest related to the participation interest is recorded within “Interest expense from obligations under participation agreements” in the consolidated statements of operations.

For the three months ended March 31, 2022, the weighted average outstanding principal balance on obligations under participation agreements was approximately $79.0 million and the weighted average interest rate was approximately 10.4%, compared to weighted average outstanding principal balance of approximately $88.6 million and weighted average interest rate of approximately 10.1% for the three months ended March 31, 2021.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

We may be subject to financial market risks, including changes in interest rates. To the extent that we borrow money to make investments, our net investment income will be dependent upon the difference between the rate at which we borrow funds and the rate at which we invest these funds. In periods of rising interest rates, our cost of funds would increase, which may reduce our net investment income. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

As of March 31, 2022, we had 15 investments with an aggregate principal balance of $358.5 million, net of obligations under participation agreements and secured borrowing, that provide for interest income at an annual rate of LIBOR plus a spread, 13 of which are subject to a LIBOR floor. A decrease of 100 basis points in LIBOR would decrease our annual interest income, net of interest expense on participation agreements, by approximately $0.6 million, and an increase of 100 basis points in LIBOR would increase our annual interest income, net of interest expense on participation agreements, by approximately $2.1 million. Additionally, we had three investments with an aggregate principal balance of $52.6 million that provide for interest income at an annual rate of SOFR plus a spread, all of which were subject to a SOFR floor. A decrease of 100 basis points in SOFR would decrease our annual interest income by $0.04 million, and an increase of 100 basis points would increase our annual interest income by $0.5 million.

Additionally, as of March 31, 2022, we had $31.8 million of borrowings outstanding under a mortgage loan payable that bear interest at an annual rate of LIBOR plus a spread that is collateralized by an office building; a revolving line of credit with an outstanding balance of $65.0 million that bears interest at an annual rate of LIBOR plus a spread that is collateralized by $102.8 million of first mortgages; a repurchase agreement with an outstanding balance of $58.2 million that bears interest at an annual rate of LIBOR or Term SOFR, as applicable, plus a spread that is collateralized by $84.5 million of first mortgages; and another repurchase agreement with an outstanding balance of $118.3 million that bears interest at an annual rate of Term SOFR plus a spread that is collateralized by $163.8 million of first mortgages. A decrease of 100 basis points in LIBOR and Term SOFR would decrease our annual interest expense by approximately $0.4 million, and an increase of 100 basis points in LIBOR and Term SOFR would increase our annual interest expense by approximately $1.6 million.

In July 2017, the U.K. Financial Conduct Authority, which regulates the LIBOR administrator, IBA, announced that it would cease to compel banks to participate in setting LIBOR as a benchmark by the end of 2021, which has subsequently been delayed to June 30, 2023. The Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions convened by the U.S. Federal Reserve, has recommended SOFR as a more robust reference rate alternative to U.S. dollar LIBOR. SOFR is calculated based on overnight transactions under repurchase agreements, backed by Treasury securities. SOFR is observed and backward looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Given that SOFR is a secured rate backed by government securities, it will be a rate that does not take into account bank credit risk (as is the case with LIBOR). SOFR is therefore likely to be lower than LIBOR and is less likely to correlate with the funding costs of financial institutions. Whether or not SOFR attains market traction as a LIBOR replacement tool remains in question. As such, the future of LIBOR at this time is uncertain.

Potential changes, or uncertainty related to such potential changes, may adversely affect the market for LIBOR-based loans, including our portfolio of LIBOR-indexed, floating-rate loans, or the cost of our borrowings. In addition, changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market for LIBOR-based loans, including the value of the LIBOR-indexed, floating-rate loans in our portfolio, or the cost of our borrowings. In the event LIBOR is unavailable, our investment documents provide for a substitute index, on a basis generally consistent with market practice, intended to put us in substantially the same economic position as LIBOR.

We may hedge against interest rate fluctuations by using standard hedging instruments, such as futures, options and forward contracts, subject to the requirements of the 1940 Act. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in benefits of lower interest rates with respect to our portfolio of investments with fixed interest rates. For the three months ended March 31, 2022 and 2021, we did not engage in interest rate hedging activities.

Prepayment Risks

Prepayments can either positively or adversely affect the yields on our loans. Prepayments on debt instruments, where permitted under the debt documents, are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. If we do not collect a prepayment fee in connection with a prepayment or are unable to invest the proceeds of such prepayments received, the yield on the portfolio will decline. In addition, we may acquire assets at a discount or premium and if the asset does not repay when expected, the anticipated yield may be impacted. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain loans.

Extension Risk

Extension risk is the risk that our assets will be repaid at a slower rate than anticipated and generally increases when interest rates rise. In which case, to the extent we have financed the acquisition of an asset, we may have to finance our asset at potentially higher costs without the ability to reinvest principal into higher yielding securities because borrowers prepay their mortgages at a slower pace than originally expected, adversely impacting our net interest spread, and thus our net interest income.

Real Estate Risk

The market values of commercial and residential mortgage assets are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions; changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; retroactive changes to building or similar codes; pandemics; natural disasters; and other acts of god. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay the underlying loans, which could also cause us to suffer losses.

Credit Risk

We are subject to varying degrees of credit risk in connection with holding a portfolio of our target assets. With respect to our loan portfolio, we seek to manage credit risk by limiting exposure to any one individual borrower and any one asset class.

Additionally, our Manager employs an asset management approach and monitors the portfolio of investments through, at a minimum, quarterly financial review of property performance including net operating income, loan-to-value, debt service coverage ratio and the debt yield. Our Manager also requires certain borrowers to establish a cash reserve, as a form of additional collateral, for the purpose of providing for future interest or property-related operating payments.

The COVID-19 pandemic has significantly impacted the commercial real estate markets, causing reduced occupancy, requests from tenants for rent deferral or abatement, and delays in construction and development projects currently planned or underway. While the economy has improved significantly, macroeconomic trends associated with COVID-19 pandemic have persisted and could continue to persist and impair our borrowers’ ability to pay principal and interest due to us under our loan agreements.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2022. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that we would meet our disclosure obligations. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in our periodic reports.

Changes in Internal Control Over Financial Reporting

During the most recent fiscal quarter, there was no change in our internal controls over financial reporting, as defined under Rule 13a-15(f) under the Exchange Act, that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

PART II

Item 1. Legal Proceedings.

From time to time, we may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies. Additionally, as of March 31, 2022, we owned a multi-tenant office building that is subject to a ground lease. The ground lease provides for a new base rent every 5 years based on the greater of the annual base rent for the prior lease year or 9% of the fair market value of the land. The next rent reset on the ground lease is scheduled for November 1, 2025. We are currently litigating with the landlord with respect to the appropriate method for determining the fair value of the land for purposes of setting the ground rent – Terra Ocean Ave., LLC v. Ocean Avenue Santa Monica Realty LLC, Superior Court of California, Los Angeles County, Case No. 20STCV34217. We believe this determination should be based on comparable sales, while the landlord insists that the rent under the ground lease itself is also relevant. Our position has prevailed in all three of the prior arbitrations to reset the ground rent. We intend vigorously to pursue the litigation. While we believe our arguments will likely prevail, the outcome of the legal proceeding cannot be predicted with certainty. If the landlord prevails, the future rent reset determinations could result in significantly higher ground rent, which would likely result in a significant diminution in the value of our interest in the ground lease and the office building.

Item 1A. Risk Factors.

There have been no material changes from the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2021.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 3. Defaults Upon Senior Securities.

Not applicable.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

None.

Item 6. Exhibits.

The following exhibits are filed with this report. Documents other than those designated as being filed herewith are incorporated herein by reference.

Exhibit No.	Description and Method of Filing

2.1	Contribution Agreement by and among Terra Secured Income Fund, LLC, Terra Secured Income Fund 2, LLC, Terra Secured Income Fund 3, LLC, Terra Secured Income Fund 4, LLC, the registrant, and Terra Property Trust, Inc., dated January 1, 2016 (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form 10 (File No. 000-56117) filed with the SEC on November 6, 2019).

2.2	Amendment No. 1 to the Contribution Agreement by and among Terra Secured Income Fund, LLC, Terra Secured Income Fund 2, LLC, Terra Secured Income Fund 3, LLC, Terra Secured Income Fund 4, LLC, the registrant, and Terra Property Trust, Inc., dated December 31, 2016 (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form 10 (File No. 000-56117) filed with the SEC on November 6, 2019).

2.3	Agreement and Plan of Merger, dated February 28, 2020, by and among Terra Property Trust, Inc., Terra Property Trust 2, Inc. and Terra Secured Income Fund 7, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 000-56117) filed with the SEC on March 5, 2020).

3.1	Amended and Restated Bylaws of Terra Property Trust, Inc. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Amendment No.1 to Form 10 (File No. 000-56117) filed with the SEC on December 16, 2019).

3.2	Articles of Amendment and Restatement of Terra Property Trust, Inc. (incorporated by reference to Exhibit 3.2 to the Registration Statement on Amendment No.1 to Form 10 (File No. 000-56117) filed with the SEC on December 16, 2019).

3.3	Articles of Supplementary of Terra Property Trust, Inc. Designating 12.5% Services A Redeemable Cumulative Preferred Stock (incorporated by reference to Exhibit 3.3 to the Registration Statement on Amendment No.1 to Form 10 (File No. 000-56117) filed with the SEC on December 16, 2019).

4.2	Indenture, dated June 10, 2021, by and between Terra Property Trust, Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A (File No. 001-40496) filed with the SEC on June 14, 2021).

4.3	First Supplemental Indenture, dated June 10, 2021, by and between Terra Property Trust, Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 8-A (File No. 001-40496) filed with the SEC on June 14, 2021).

4.4	Form of Global Note representing the notes (included in Exhibit 4.2).

10.1	Second Amendment to Loan Documents dated as of January 4, 2022, by and amount Terra Mortgage Portfolio II, LLC, as Borrower, Terra Property Trust, Inc., as Guarantor, and Western Alliance Bank, as Lender (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K (File No 001-40496) filed with the SEC on March 11, 2022).

10.2	Uncommitted Master Repurchase and Securities Contract Agreement dated as of February 18, 2022, by and amount Terra Mortgage Capital I, LLC, as Seller, Goldman Sachs Bank USA, as Buyer (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K (File No 001-40496) filed with the SEC on March 11, 2022).

Exhibit No.	Description and Method of Filing

10.3	Guarantee Agreement dated as of February 18, 2022, by and amount Terra Property Trust, Inc., as Guarantor, in favor of Goldman Sachs Bank USA, as Buyer (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K (File No 001-40496) filed with the SEC on March 11, 2022).

31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14 under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14 under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS**	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH**	Inline XBRL Taxonomy Extension Schema Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File Included as Exhibit 101 (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2022

TERRA PROPERTY TRUST, INC.

By:	/s/ Vikram S. Uppal
Vikram S. Uppal
Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Gregory M. Pinkus
Gregory M. Pinkus
Chief Financial Officer and Chief Operating Officer,
(Principal Financial and Accounting Officer)

Annex F

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2021

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 814-01136

Terra Income Fund 6, Inc.

(Exact name of registrant as specified in its charter)

Maryland	46-2865244
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

550 Fifth Avenue, 6th Floor

New York, New York 10036

(Address of principal executive offices) (Zip Code)

(212) 753-5100

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
7.00% Notes due 2026	TFSA	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

Common stock, $0.001 par value

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 USC. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of March 30, 2022, the registrant had 8,094,060 shares of common stock, $0.001 par value, outstanding. No market value has been computed based upon the fact that no active trading market had been established as of the date of this document.

F-i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this Annual Report on Form 10-K of Terra Income Fund 6, Inc. (the “Company,” “we,” “our” or “us”) constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this Annual Report on Form 10-K may include, but are not limited to, statements as to:

•	our future operating results;

•

the potential negative impacts of the ongoing coronavirus (“COVID-19”) pandemic on the global economy and the impacts of COVID-19 on the Company’s financial condition, results of operations, liquidity and capital resources and business operations;

•	actions that may be taken by governmental authorities to contain the ongoing COVID-19 pandemic or to treat its impact;

•	our business prospects and the prospects of our portfolio companies;

•	the impact of the investments that we expect to make;

•	the ability of our portfolio companies to achieve their objectives;

•	our current and expected financings and investments;

•	the adequacy of our cash resources, financing sources and working capital;

•	the timing and amount of cash flows, distributions and dividends, if any, from our portfolio companies;

•	our contractual arrangements and relationships with third parties;

•

actual and potential conflicts of interest with any of the following affiliated entities: Terra Income Advisors, LLC (“Terra Income Advisors”), our investment adviser; Terra Capital Partners, LLC (“Terra Capital Partners”), our sponsor; Terra REIT Advisors, LLC (“Terra REIT Advisors”), a subsidiary of Terra Capital Partners; Terra Fund Advisors, LLC, an affiliate of Terra Capital Partners; Terra JV, LLC and, together with, Terra Secured Income Fund 5, LLC, Terra Secured Income Fund 5 International, Terra Income Fund International and Terra Secured Income Fund 7, LLC, (collectively, the “Terra Income Funds”); Terra Property Trust Inc (“Terra Property Trust”); Terra Offshore Funds REIT, LLC (“Terra Offshore REIT”); Mavik Real Estate Special Opportunities Fund, LP “RESOF” (formerly known as Terra Real Estate Credit Opportunities Fund, LP); Terra Capital Advisors, LLC; Terra Capital Advisors 2, LLC; Terra Income Advisors 2, LLC; or any of their affiliates;

•	the dependence of our future success on the general economy and its effect on our investments;

•	our use of financial leverage;

•	the ability of Terra Income Advisors to locate suitable investments for us and to monitor and administer our investments;

•	the ability of Terra Income Advisors or its affiliates to attract and retain highly talented professionals;

•

our ability to elect to be taxed as, and maintain thereafter, our qualification as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the “Code”) and as a business development company under the Investment Company Act of 1940;

•	the effect of changes to tax legislation and our tax position; and

•	the tax status of the enterprises in which we invest.

In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this Annual Report on Form 10-K involve risks and uncertainties. Our actual results could differ

F-ii

materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Part I — Item 1A. Risk Factors” in this Annual Report. Other factors that could cause actual results to differ materially include:

•	changes in the economy;

•	risks associated with possible disruption in our operations or the economy generally due to terrorism or natural disasters; and

•	future changes in laws or regulations and conditions in our operating areas.

We have based the forward-looking statements included in this Annual Report on Form 10-K on information available to us on the date of this Annual Report on Form 10-K. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. Stockholders are advised to consult any additional disclosures that we may make directly to stockholders or through reports that we may file in the future with the Securities and Exchange Commission, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward-looking statements and projections contained in this Annual Report on Form 10-K are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

RISK FACTOR SUMMARY

We are subject to numerous risks and uncertainties (many of which may be amplified by the COVID-19 outbreak), that could cause our actual results and future events to differ materially from those set forth or contemplated in our forward-looking statements, including those summarized below. The following list of risks and uncertainties is only a summary of some of the most important factors and is not intended to be exhaustive. This risk factor summary should be read together with the more detailed discussion of risks and uncertainties set forth under Item 1A — Risk Factors.

Risks Related to Our Common Stock

•

Our shares of common stock are not listed on an exchange or quoted through a quotation system, and will not be for the foreseeable future, if ever. Therefore, it is unlikely that investors will be able to sell them and, if they are able to do so, it is unlikely that they will receive a full return of their invested capital.

•	We are not obligated to provide liquidity to our stockholders by a finite date; therefore, it will be difficult for an investor to sell his or her shares.

•

Only a limited number of shares may be repurchased under our share repurchase program, and, to the extent investors are able to sell their shares under our share repurchase program, they may not be able to recover the amount of their investment in those shares.

Risks Related to Our Business and Structure

•

Our loan portfolio is concentrated in a limited number of industries and borrowers, which may subject us to a risk of significant loss if there is a downturn in a particular industry in which we are concentrated or if one of our larger borrowers encounters financial difficulties.

•	Our Board may change our operating policies, objectives or strategies without prior notice or stockholder approval, and the effects of such a change may be adverse.

F-iii

•

Our ability to achieve our investment objectives depends on Terra Income Advisors’s ability to manage and support our investment process. If Terra Income Advisors were to lose any members of its senior management team, our ability to achieve our investment objectives could be significantly harmed.

•

A significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith by our Board and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

•	Uncertainty relating to the LIBOR calculation process may adversely affect the value of our portfolio of the LIBOR-indexed, floating-rate debt securities in our portfolio.

Risks Related to Terra Income Advisors and its Affiliates

•

Investors should not assume that Terra Income Advisors’s experience in managing private investment programs will be indicative of its ability to comply with business development company (“BDC”) election requirements.

•

Terra Income Advisors and its affiliates, including our officers and some of our directors, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our stockholders.

•	We may be obligated to pay Terra Income Advisors incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

•	There may be conflicts of interest related to obligations Terra Income Advisors has to our affiliates and to other clients.

Risks Related to Business Development Companies

•

The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a BDC.

•

Regulations governing our operation as a BDC and a real estate investment trust (“REIT”) will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

•	Our ability to enter into transactions with our affiliates is restricted.

Risks Related to Our Investments

•	A covenant breach by any of our portfolio companies may harm our operating results.

•	A lack of liquidity in certain of our investments may adversely affect our business.

•	Our real estate-related loans may be impacted by unfavorable real estate market conditions, which could decrease the value of our investments.

•	Our real estate-related loans will be subject to interest rate fluctuations that could reduce our returns as compared to market interest rates.

•	The mezzanine loans in which we may invest would involve greater risks of loss than senior loans secured by income-producing real properties.

•	The B-Notes in which we may invest may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to us.

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•	Investments in non-conforming or non-investment grade rated loans or securities involve greater risk of loss.

•

We have no established investment criteria limiting the geographic concentration of our investments. If our investments are concentrated in an area that experiences adverse economic conditions, our investments may lose value and we may experience losses.

•	Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses.

•	If we overestimate the value or income-producing ability or incorrectly price the risks of our investments, we may experience losses.

Risks Related to Debt Financing

•	Since we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.

•	Changes in interest rates may affect our cost of capital and net investment income.

Risks Related to our REIT Status and Certain Other Tax Items

•	If we do not qualify as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability.

•	The preferred equity investments we intend to make may make us unable to maintain our qualification as a REIT under the Code.

•

To maintain our REIT status, we may have to borrow funds on a short-term basis during unfavorable market conditions, forego otherwise attractive opportunities, or liquidate or restructure otherwise attractive investments.

•	Our charter does not contain restrictions generally found in REIT charters regarding our organization and operation as a REIT.

•	The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

General Risk Factors

•	The effects of the ongoing COVID-19 pandemic, as well as any future pandemics or similar events, and the actions taken in response thereto, may adversely affect our investments and operations.

•	Future recessions, downturns, disruptions or instability could have a materially adverse effect on our business.

•

As a public company, we are subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations involves significant expenditures, and non-compliance with such regulations may adversely affect us.

F-v

PART I

Item 1. Business.

Overview

We are a Maryland corporation, formed on May 15, 2013 and commenced operations on June 24, 2015. We have elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). We are an externally managed, non-diversified, closed-end management investment company that initially elected to be taxed for federal income tax purposes as a regulated investment company (“RIC”) until December 31, 2018, when we changed our tax election from taxation as a RIC to taxation as a real estate investment trust. We elected to be taxed as a REIT under Subchapter M of the Internal Revenue Code of 1986, as amended, commencing with our short taxable year beginning October 1, 2018 and ending December 31, 2018. Concurrent with the change in our tax election, we changed our fiscal year end from September 30 to December 31 to satisfy the REIT requirements under the Code. As a REIT, we are not subject to federal income taxes on income and gains distributed to the stockholders as long as certain requirements are satisfied, principally relating to the nature of income and the level of distributions, as well as other factors.

On February 10, 2021, we issued $34.8 million in aggregate principal amount of 7.00% fixed-rate notes due 2026 (the “notes”), for net proceeds of $33.7 million after deducting underwriting commissions of $1.1 million. In addition, the underwriters had an option to purchase an additional $5.2 million in aggregate principal amount of notes within 30 days. On February 26, 2021, the underwriters exercised the option to purchase an additional $3.6 million of the notes for net proceeds of $3.5 million, after deducting underwriting commissions of $0.1 million. Interest on the notes is paid quarterly in arrears every March 30, June 30, September 30 and December 30, at an annual rate of 7.00% per year, beginning June 30, 2021. The notes mature on March 31, 2026. The notes may be redeemed in whole or in part at any time or from time to time at our option on or after February 10, 2023.

On April 1, 2021, Mavik Capital Management, LP (“Mavik”), an entity controlled by Vikram S. Uppal, our Chief Executive Officer, completed a series of related transactions that resulted in all of the outstanding interests in Terra Capital Partners being acquired by Mavik for a combination of cash and interests in Mavik (the “Recapitalization”). Following the series of transactions described below, Terra Income Advisors is ultimately controlled by Mavik. Prior to the Recapitalization, Terra Capital Partners was the immediate parent and managing member of Terra Income Advisors, and was ultimately controlled by Axar Real Estate Capital Group LLC (“Axar RE Manager”). In connection with the Recapitalization, Axar RE Manager assumed direct control of Terra Income Advisors by becoming its manager. Thus, the same parties that controlled Terra Income Advisors prior to the consummation of the Recapitalization maintained control of Terra Income Advisors, and by the terms of the Recapitalization continued to do so until a new investment advisory and administrative services agreement between us and Terra Income Advisors (the “Investment Advisory Agreement”) was approved by the affirmative vote of a majority of the outstanding shares of common stock entitled to vote at our 2021 annual meeting of stockholders on September 22, 2021. Subsequent to the approval of the Investment Advisory Agreement, Axar RE Manager ceased to be the manager of the Advisor and Terra Capital Partners again became the managing member of Terra Income Advisors.

On April 9, 2021, we entered into a credit agreement with a lender to provide for a delayed draw term loan of $25.0 million (the “Term Loan”). The Term Loan currently bears interest at a rate equal to 5.625% and matures on April 9, 2025.

On May 11, 2021, our board of directors (our “Board”) unanimously approved the resumption of the Company’s share repurchase program (the “SRP”), effective as of June 30, 2021. The Board had previously unanimously approved the suspension of the operation of the SRP effective as of April 30, 2020 in light of the challenging market conditions arising from the COVID-19 pandemic and in an effort to preserve liquidity in the Company.

Our Investment Adviser

Our investment activities are externally managed by Terra Income Advisors, or the “Adviser”, a private investment firm affiliated with us, pursuant to the Investment Advisory Agreement, under the oversight of our Board, a majority of whom are independent. Terra Income Advisors is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Terra Income Advisors is responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis according to asset allocation and other guidelines set by our Board. Terra Income Advisors is registered as an investment adviser with the Securities and Exchange Commission (“SEC”). The level of our investment activity depends on many factors, including the amount of debt and equity capital available to prospective borrowers, the level of refinancing activity for such companies, the availability of credit to finance transactions, the general economic environment and the competitive environment for the types of investments we make.

Under the Investment Advisory Agreement, we have agreed to pay Terra Income Advisors a base management fee as well as an incentive fee based on our investment performance.

The management of our investment portfolio is the responsibility of Terra Income Advisors and its executive officers. The investment committee of Terra Income Advisors will approve each new investment that we make. Our Board, including a majority of independent directors, oversees and monitors our investment performance and annually reviews the compensation we pay to Terra Income Advisors and its performance during the preceding 12 months to determine if the compensation paid to Terra Income Advisors is reasonable in relation to the nature and quality of the services performed, and that the provisions of the Investment Advisory Agreement are carried out.

About Terra Capital Partners

Terra Capital Partners, an affiliate of Terra Income Advisors, is a real estate finance and investment firm based in New York City that focuses primarily on the origination and management of commercial real estate-related loans, including mezzanine loans, as well as first mortgage loans, bridge loans and preferred equity investments, in all major property types. Since its formation in 2001 and its commencement of operations in 2002, Terra Capital Partners has been engaged in providing financing on commercial properties of all major property types throughout the United States. In the lead up to the global financial crisis in 2007, believing that the risks associated with commercial real estate markets had grown out of proportion to the potential returns from such markets, Terra Capital Partners sold 100% of its interest in its portfolio. It was not until mid-2009, after its assessment that commercial mortgage markets would begin a period of stabilization and growth, that Terra Capital Partners began to sponsor new investment vehicles, which included the Terra Income Funds, to again provide debt capital to commercial real estate markets. The financings provided by all vehicles managed by Terra Capital Partners from January 2004 through December 31, 2021 have been secured by approximately 13.9 million square feet of office properties, 3.7 million square feet of retail properties, 5.5 million square feet of industrial properties, 5,058 hotel rooms and 27,925 apartment units. The value of the properties underlying this capital was approximately $10.6 billion based on appraised values as of the closing dates of each financing. In addition to its extensive experience originating and managing debt financings, Terra Capital Partners and its affiliates have owned and operated over six million square feet of office and industrial space between 2005 and 2007, and this operational experience further informs its robust origination and underwriting standards and would be beneficial should Terra Income Advisors need to foreclose on a property underlying a financing. As of the date of this Annual Report on Form 10-K, Terra Capital Partners and its affiliates employed 25 persons.

Terra Capital Partners is led by Vikram S. Uppal (Chief Executive Officer), Gregory M. Pinkus (Chief Financial Officer) and Daniel J. Cooperman (Chief Originations Officer). Mr. Uppal was a Partner of Axar and

its Head of Real Estate. Prior to Axar, Mr. Uppal was a Managing Director on the Investment Team at Fortress Investment Group’s Credit and Real Estate Funds and Co-Head of North American Real Estate Investments at Mount Kellett Capital Management. Members of the Terra Capital Partners management team have broad based, long-term relationships with major financial institutions, property owners and commercial real estate service providers. The entire senior management team has held leadership roles at many top international real estate and investment banking firms, including Mount Kellett Capital Management and Fortress Investment Group.

Investment Objectives and Strategy

Our primary investment objectives are to pay attractive and stable cash distributions and to preserve, protect and return capital contributions to stockholders. Our investment strategy is to originate and manage a diversified portfolio consisting of (i) commercial real estate loans to U.S. companies qualifying as “eligible portfolio companies” under the 1940 Act, including mezzanine loans, first and second lien mortgage loans, subordinated mortgage loans, bridge loans and other commercial real estate-related loans related to or secured by high quality commercial real estate in the United States and (ii) preferred equity real estate investments in U.S. companies qualifying as “eligible portfolio companies” under the 1940 Act; provided, however, that we are not a “diversified company” as defined in the 1940 Act. We may also purchase select commercial real estate-related debt securities, such as commercial mortgage-backed securities (“CMBS”) or collateralized debt obligations (“CDOs”).

We structure, acquire and maintain a portfolio of investments that generate a stable income stream to enable us to pay attractive and consistent cash distributions to our stockholders. We directly structure, underwrite and originate most of our investments, as we believe that doing so will provide us with the best opportunity to invest in loans that satisfy our standards, establish a direct relationship with the borrower and optimize the terms of our investments; however, we may acquire existing loans from the originating lender should our adviser determine such an investment is in our best interest. We may hold our investments until their scheduled maturity dates or may sell them if we are able to command favorable terms for their disposition. We may also seek to realize growth in the value of our investments by timing their sale to maximize value. We believe that our investment strategy allows us to pay attractive and stable cash distributions to our stockholders and to preserve, protect and return our stockholders’ capital contributions, consistent with our investment objectives.

Terra Income Advisors’s management team has extensive experience in originating, acquiring, structuring, managing and disposing of real estate-related loans similar to the types of loans in which we intend to invest. In order to meet our investment objectives, we generally seek to follow the following investment criteria:

•	focus primarily on the origination of new loans;

•	focus on loans backed by properties in the United States;

•	invest primarily in floating rate rather than fixed rate loans, but we reserve the right to make debt investments that bear interest at a fixed rate;

•	invest in loans expected to be repaid within one to five years;

•	maximize current income;

•	lend to creditworthy borrowers;

•	construct a portfolio that is diversified by property type, geographic location, tenancy and borrower;

•	source off-market transactions; and

•	hold investments until maturity unless, in our adviser’s judgment, market conditions warrant earlier disposition.

While the size of each of our investments generally ranges between $3 million and $20 million, our investments ultimately are at the discretion of Terra Income Advisors, subject to oversight by our Board. We focus on smaller, middle market loans which are financing properties in primary and secondary markets because we believe these loans are subject to less competition, offer higher risk adjusted returns than larger loans with similar risk metrics and facilitate portfolio diversification.

To enhance our returns, we employ leverage, including leverage resulting from issuance of the notes, as market conditions permit and at the discretion of our Terra Income Advisors, but in no event will leverage employed exceed 50% of the value of our assets, as required by the 1940 Act. See Item 1A “Risk Factors —Risks Related to Debt Financing” for a discussion of the risks inherent in employing leverage.

Business Strategy

In executing our business strategy, we believe that we benefit from Terra Income Advisors’s affiliation with Terra Capital Partners, given its strong track record and extensive experience and capabilities as real estate investment manager and sponsor of the Terra Income Funds. We believe the following core strengths will enable us to realize our investment objectives and provide us with significant competitive advantages in the marketplace, and attractive risk-adjusted returns to our stockholders:

Significant Experience of Terra Capital Partners

Terra Capital Partners provides Terra Income Advisors with all of its key investment personnel. Terra Capital Partners has developed a reputation within the commercial real estate finance industry as a leading sophisticated real estate investment and asset management company with a 19-year track record in originating, underwriting and managing commercial real estate and real estate-related loans, preferred equity investments and investments with similar characteristics to the assets that we acquire. We believe we benefit from the depth and the disciplined approach Terra Capital Partners brings to its underwriting and investment management processes to structure and manage investments prudently. In addition to its extensive experience originating and managing debt financings, Terra Capital Partners and its affiliates have owned and operated over six million square feet of office and industrial space between 2005 and 2007, and this operational experience has further informed its robust origination and underwriting standards.

Disciplined Investment Process

We follow a disciplined investment origination, underwriting and selection process. We follow an investment approach focused on long-term credit performance and capital protection. This investment approach involves a multi-phase evaluation, structuring and monitoring process for each potential investment opportunity. After investment, our management team focuses on a thorough review of our investments for potential credit quality deterioration and potential proactive steps, including making available significant managerial assistance as required by the 1940 Act, to mitigate any losses to our invested capital.

We believe this approach maximizes current income and minimizes capital loss. To date, all of the loans originated by Terra Income Advisors and its affiliates have generated a positive return, which we believe is attributable to our advisor’s rigorous origination, underwriting and selection process.

Portfolio Construction

We construct a portfolio that is diversified by property type, geographic location and borrower. We construct our portfolio based on our evaluation of the impact of each potential investment on the risk/reward mix in our existing portfolio. By selecting those assets that we believe will maximize stockholder returns while minimizing investment-specific risk, we believe we can build and manage an investment portfolio that provides superior value to stockholders over time, both in absolute terms and relative to other commercial real estate loan and real estate-related investment vehicles.

Superior Analytical Approach

We believe that our management team possesses the superior analytical approach to evaluate each potential investment through the balanced use of qualitative and quantitative analysis, which helps us manage risk on an individual investment and portfolio basis. We rely on a variety of analytical approach and models to assess our investments and risk management. We also conduct an extensive evaluation of the numerous factors that affect our potential investments. These factors include:

•	Top-down review of both the current macroeconomic environment generally and the real estate and commercial real estate loan market specifically;

•	Detailed evaluation of the real estate industry and its sectors;

•	Bottom-up review of each individual investment’s attributes and risk/reward profile relative to the macroeconomic environment;

•	Quantitative cash flow analysis and impact of the potential investment on our portfolio; and

•	Ongoing management and monitoring of all investments to assess changing conditions on our original investment assumptions.

Extensive Strategic Relationships

Our management team maintains extensive relationships within the real estate industry, including real estate developers, institutional real estate sponsors and investors, real estate funds, investment and commercial banks, private equity funds, asset originators and broker-dealers, as well as the capital and financing markets generally. We believe these relationships enhance our ability to source and finance our investments as well as mitigate their credit and interest rate risk. We leverage the many years of experience and well-established contacts of our management team, and to use these relationships for the benefit of our stockholders.

Targeted Investments

Real Estate-Related Loans

We originate, acquire, fund and structure real estate-related loans, including first and second mortgage loans, mezzanine loans, bridge loans, convertible mortgages and other loans related to high-quality commercial real estate in the United States. We may also acquire some equity participations in the underlying collateral of such loans. We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid. We structure, underwrite and originate most if not all of our investments. We use what we consider to be conservative underwriting criteria, and our underwriting process involves comprehensive financial, structural, operational and legal due diligence to assess the risks of investments so that we can optimize pricing and structuring. By originating loans directly, we are able to structure and underwrite loans that satisfy our standards, establish a direct relationship with the borrower and utilize our own documentation. Described below are some of the types of loans we own and may originate.

Mezzanine Loans. These are loans secured by ownership interests in an entity that owns commercial real estate and generally finance the acquisition, refinancing, rehabilitation or construction of commercial real estate. Mezzanine loans may be either short-term (one-to-five year) or long-term (up to 10-year) and may be fixed or floating rate. We may originate mezzanine loans backed by high-quality properties in the United States that fit our investment strategy. We may own such mezzanine loans directly or we may hold a participation in a mezzanine loan or a sub-participation in a mezzanine loan. These loans are predominantly current-pay loans (although there may be a portion of the interest that accrues) and may provide for participation in the value or cash flow appreciation of the underlying property as described below. We invest in mezzanine loans with loan-to-value ratios ranging from 60% to 80%.

Preferred Equity Investments. These are investments in preferred membership interests in an entity that owns commercial real estate and generally finance the acquisition, refinancing, rehabilitation or construction of commercial real estate. These investments are expected to have similar characteristics to and returns as mezzanine loans.

Subordinated Mortgage Loans (B-notes). B-notes include structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets. Like first mortgage loans, these loans generally finance the acquisition, refinancing, rehabilitation or construction of commercial real estate. B-notes may be either short-term (one-to-five year) or long-term (up to 10-year), may be fixed or floating rate and are predominantly current-pay loans. We may originate current-pay B-notes backed by high-quality properties in the United States that fit our investment strategy. We may create B-notes by tranching our directly originated first mortgage loans generally through syndications of senior first mortgages or buy such assets directly from third-party originators.

Investors in B-notes are compensated for the increased risk of such assets from a pricing perspective but still benefit from a lien on the related property. Investors typically receive principal and interest payments at the same time as senior debt unless a default occurs, in which case these payments are made only after any senior debt is made whole. Rights of holders of B-notes are usually governed by participation and other agreements that, subject to certain limitations, typically provide the holders of subordinated positions of the mortgage loan with the ability to cure certain defaults and control certain decisions of holders of senior debt secured by the same properties (or otherwise exercise the right to purchase the senior debt), which provides for additional downside protection and higher recoveries.

Bridge Loans. We offer bridge financing products to borrowers who are typically seeking short-term capital to be used in an acquisition, development or refinancing of a given property. From the borrower’s perspective, shorter term bridge financing is advantageous because it allows time to improve the property value through repositioning without encumbering it with restrictive long-term debt. The terms of these loans generally do not exceed three years. Bridge loans may be structured as mezzanine loans, preferred equity or first mortgages.

First Mortgage Loans. These loans generally finance the acquisition, refinancing, rehabilitation or construction of commercial real estate. First mortgage loans may be either short-term (one-to-five year) or long-term (up to 10-year), may be fixed or floating rate and are predominantly current-pay loans. We originate current-pay first mortgage loans backed by high-quality properties in the United States that fit our investment strategy. We selectively syndicate portions of these loans, including senior or junior participations that will effectively provide permanent financing or optimize returns which may include retained origination fees.

First mortgages provide for a higher recovery rate and lower defaults than other debt positions due to the lender’s senior position. However, such loans typically generate lower returns than subordinate debt such as mezzanine loans or B-notes.

Equity Participations. In connection with our loan origination activities, we may pursue equity participation opportunities, or interests in the projects being financed, in instances when we believe that the risk-reward characteristics of the loan merit additional upside participation because of the possibility of appreciation in value of the underlying assets securing the loan. Equity participations can be paid in the form of additional interest, exit fees or warrants in the borrower. Equity participation can also take the form of a conversion feature, permitting the lender to convert a loan or preferred equity investment into equity in the borrower at a negotiated premium to the current net asset value (“NAV”) of the borrower. We expect to be able to obtain equity participations in certain instances where the loan collateral consists of an asset that is being repositioned, expanded or improved in some fashion which is anticipated to improve future cash flow. In such case, the borrower may wish to defer some portion of the debt service or obtain higher leverage than might be merited by the pricing and leverage level based on historical performance of the underlying asset. We generate additional revenues from these equity participations as a result of excess cash flows being distributed or as appreciated properties are sold or refinanced.

Other Real Estate-Related Investments. Our advisor has the right to invest in other real estate-related investments, which may include CMBS or other real estate debt or equity securities, so long as such investments do not constitute more than 15% of our assets. Certain of our real estate-related loans require the borrower to make payments of interest on the fully committed principal amount of the loan regardless of whether the full loan amount is outstanding.

Human Capital Management

We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of our advisor, Terra Income Advisors, or by individuals who were contracted by us or by Terra Income Advisors to work on behalf of us pursuant to the terms of the Investment Advisory Agreement between us and Terra Income Advisors.

Regulation

We have elected to be regulated as a BDC under the 1940 Act. As with other companies regulated by the 1940 Act, a BDC must adhere to certain substantive regulatory requirements. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisers or sub-advisers), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities.

“A majority of the outstanding voting securities” of a company is defined under the 1940 Act as the lesser of: (i) 67% or more of the voting securities of such company present at a meeting if the holders of more than 50% of the company’s outstanding voting securities are present or represented by proxy; or (ii) more than 50% of the outstanding voting securities of such company.

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are the following:

1.

Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

a.	is organized under the laws of, and has its principal place of business in, the United States;

b.

is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

c.	satisfies any of the following:

i.	does not have any class of securities that is traded on a national securities exchange;

ii.	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

iii.	is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the eligible portfolio company;

iv.	is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million; or

v.	meets such other criteria as may be established by the SEC.

2.	Securities of any eligible portfolio company that we control.

3.

Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

4.

Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

5.	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

6.	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

Control, as defined by the 1940 Act, is presumed to exist where a BDC beneficially owns more than 25% of the outstanding voting securities of the portfolio company.

In addition, a BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities in eligible portfolio companies, or in other securities that are consistent with its purpose as a BDC.

Managerial Assistance to Portfolio Companies

In order to count portfolio securities as qualifying assets for the purpose of the 70% test, we must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where we purchase such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Terra Income Advisors or its affiliates may provide such managerial assistance on our behalf to portfolio companies that request this assistance, recognizing that our involvement with each investment will vary based on factors including the size of the company, the nature of our investment, the company’s overall stage of development and our relative position in the capital structure. We may receive fees for these services.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements.

Indebtedness and Senior Securities

As a BDC, we are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must generally make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or stock unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see Item 1A “Risk Factors —Risks Related to Debt Financing” and Item 1A “Risk Factors — Risks Related to Business Development Companies.”

Common Stock

We will generally not be able to issue and sell our common stock at a price per share, after deducting selling commissions, broker-dealer fees, and dealer manager fees, that is below our NAV per share. See Item 1A “Risk Factors — Risk Related to Business Development Companies — Regulations governing our operation as a BDC and a REIT will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.” We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current NAV of our common stock if our Board determines that such sale is in our best interests and that of our stockholders, and our stockholders approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price which, in the determination of our Board, closely approximates the market value of such securities (less any distributing commission or discount). We may generally issue new shares of our common stock at a price below NAV per share in rights offerings to existing stockholders, in payment of dividends and in certain other limited circumstances, subject to applicable requirements of the 1940 Act.

Co-Investments

As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, we may be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our Board who are not interested persons and, in some cases, prior approval by the SEC. The SEC has granted us exemptive relief permitting us, subject to satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with certain affiliates of Terra Income Advisors, including the Terra Income Funds, Terra Property Trust, and any future BDC or closed-end management investment company that is registered under the 1940 Act and is advised by Terra Income Advisors or its affiliated investment advisers (the “Co-Investment Affiliates”). However, we will be prohibited from engaging in certain transactions with our affiliates even under the terms of this exemptive order. We believe this relief will not only enhance our ability to further our investment objectives and strategy, but may also increase favorable investment opportunities for us, in part by allowing us to participate in larger investments, together with our Co-Investment Affiliates, than would be available to us if we had not obtained such relief.

Compliance Policies and Procedures

As a BDC, we and Terra Income Advisors have each adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Our Chief Compliance Officer and the chief compliance officer of Terra Income Advisors are responsible for administering these policies and procedures.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to Terra Income Advisors. The proxy voting policies and procedures of Terra Income Advisors are set forth below. The guidelines are reviewed periodically by Terra Income Advisors and our disinterested directors, and, accordingly, are subject to change. For purposes of these proxy voting policies and procedures described below, “we” “our” and “us” refers to Terra Income Advisors.

Proxy Policies

As an investment adviser registered under the Advisers Act, we have a fiduciary duty to act solely in the best interests of our clients. As part of this duty, we recognize that we must vote client securities in a timely manner free of conflicts of interest and in the best interests of our clients.

These policies and procedures for voting proxies for our investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

We vote proxies relating to our portfolio securities in the best interests of our clients’ stockholders. We review on a case-by-case basis each proposal submitted to a stockholder vote to determine its impact on the portfolio securities held by our clients. Although we generally vote against proposals that may have a negative impact on our clients’ portfolio securities, we may vote for such a proposal if there exist compelling long-term reasons to do so.

Our proxy voting decisions are made by the senior officers who are responsible for monitoring each of our client’s investments. To ensure that our vote is not the product of a conflict of interest, we require that: (i) anyone involved in the decision making process disclose to our Chief Compliance Officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (ii) employees involved in the decision making process or vote administration are prohibited from revealing how we intend to vote on a proposal in order to reduce any attempted influence from interested parties.

Proxy Voting Records

Investors may obtain information, without charge, regarding how Terra Income Advisors voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, Bernadette Murphy.

Other

As a BDC, we will be periodically examined by the SEC for compliance with applicable securities laws and related regulations.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Available Information

We are required to file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. We maintain a website at

http://www.terrafund6.com, on which we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not incorporated by reference into this Annual Report on Form 10-K and investors should not consider information contained on our website to be part of this Annual Report on Form 10-K or any other report we file with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at www.sec.gov.

Item 1A. Risk Factors.

Investing in our common stock and the notes involves certain risks relating to our structure and investment objectives. Investors should carefully consider these risk factors, together with all of the other information included in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes. The risks set forth below are not the only risks we face, and we may face other risks that we have not yet identified, which we do not currently deem material or which are not yet predictable. If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, our NAV of our common stock and the trading price of the notes could decline, and investors may lose all or part of their investment.

Risks Related to Our Common Stock

Our shares of common stock are not listed on an exchange or quoted through a quotation system, and will not be for the foreseeable future, if ever. Therefore, it is unlikely that investors will be able to sell them and, if they are able to do so, it is unlikely that they will receive a full return of their invested capital.

Our shares of common stock are illiquid, and as such there is no secondary market and it is not expected that any will develop in the foreseeable future. As a result, investors will have limited ability to sell their shares.

We are not obligated to provide liquidity to our stockholders by a finite date, either from the repayment to us of our debt investments within a reasonable period of time or from a liquidity event; therefore, it will be difficult for an investor to sell his or her shares.

We are not obligated to provide liquidity to our stockholders by a finite date, either from the repayment to us of our debt investments within a reasonable period of time or from a liquidity event. A liquidity event could include (i) a listing of our shares on a national securities exchange, (ii) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation or (iii) a merger or another transaction approved by our Board in which our stockholders receive cash or shares of a publicly traded company. However, there can be no assurance that we will return our stockholders’ capital contributions by a specified date following either the repayment to us of our debt investments or the completion of a liquidity event. In such event, the liquidity for an investor’s shares will be limited to our share repurchase program, which we have no obligation to maintain.

Only a limited number of shares may be repurchased under our share repurchase program, and, to the extent investors are able to sell their shares under our share repurchase program, they may not be able to recover the amount of their investment in those shares.

The share repurchase program includes numerous restrictions that limit investors’ ability to sell their shares. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. Any of the foregoing limitations may prevent us from accommodating all repurchase requests made in any year.

In addition, our Board may amend, suspend or terminate the share repurchase program upon 30 days’ notice. On March 25, 2020, the Board unanimously approved the suspension of the operation of the share repurchase program, effective as of April 30, 2020. On May 11, 2021, the Board unanimously approved the resumption of the share repurchase program effective as of June 30, 2021. In addition, although we have adopted a share repurchase program, we have discretion to not repurchase any investor’s shares, to suspend the share repurchase program and to cease repurchases. Further, the share repurchase program has many limitations and should not be relied upon as a method to sell shares promptly or at a desired price.

The timing of our repurchase offers pursuant to our share repurchase program may be disadvantageous to our stockholders.

When we make quarterly repurchase offers pursuant to our share repurchase program, we may offer to repurchase shares at a price that is lower than the price that investors previous paid for shares. As a result, to the extent investors have the ability to sell their shares to us as part of our share repurchase program, the price at which an investor may sell shares, which will be the most recently disclosed NAV per share immediately prior to the date of repurchase, may be lower than what an investor paid in connection with the previous purchase of shares.

In addition, in the event an investor chooses to participate in our share repurchase program, the investor will be required to provide us with notice of intent to participate prior to knowing what the repurchase price will be on the repurchase date. Although an investor will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent an investor seeks to sell shares to us as part of our share repurchase program, the investor may be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.

A stockholder’s interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.

Our investors do not have preemptive rights to any shares we issue in the future. Pursuant to our charter, a majority of our Board may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. To the extent we issue additional equity interests after an investor purchases our shares, an investor’s percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, an investor may also experience dilution in the book value and fair value of his or her shares.

Certain provisions of our charter and bylaws, as well as provisions of the Maryland General Corporation Law, could deter takeover attempts and have an adverse impact on the value of our common stock.

The Maryland General Corporation Law (the “MGCL”), and our charter and bylaws contain certain provisions that may have the effect of discouraging, delaying or making difficult a change in control of our company or the removal of our incumbent directors. We will be covered by the Business Combination Act of the MGCL, pursuant to which certain business combinations between us and an “interested stockholder” (defined generally to include any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our outstanding voting stock) or an affiliate thereof are prohibited for five years and thereafter are subject to supermajority stockholder voting requirements, to the extent that such statute is not superseded by applicable requirements of the 1940 Act. However, our Board has adopted a resolution exempting from the Business Combination Act any business combination between us and any person to the extent that such business combination receives the prior approval of our Board, including a majority of our directors who are not interested persons as defined in the 1940 Act. Under the Control Share Acquisition Act of the MGCL, “control shares” acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by officers or by employees who are directors of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of shares of our common stock. The Business Combination Act (if our Board should repeal the resolution or fail to first approve a business combination) and the Control Share Acquisition Act (if we amend our bylaws to be subject to that Act) may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. We will not amend our bylaws to remove the current exemption from the Control Share Acquisition Act without a formal determination by our Board that doing so would be in the best interests of our stockholders, and without first notifying the SEC in writing.

In addition, at any time that we have a class of equity securities registered under the Exchange Act and we have at least three independent directors, certain provisions of the MGCL permit our Board, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain takeover defenses, including increasing the vote required to remove a director.

Our Board is also divided into three classes of directors serving staggered three-year terms, with the term of office of only one of the three classes expiring each year. The classified board provision could have the effect of making the replacement of incumbent directors more time-consuming and difficult. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions.

These provisions may inhibit a change of control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the value of our common stock.

Risks Related to Our Business and Structure

Our loan portfolio is concentrated in a limited number of industries and borrowers, which may subject us to a risk of significant loss if there is a downturn in a particular industry in which we are concentrated or if one of our larger borrowers encounters financial difficulties. For example, as of December 31, 2021, our investments secured by multifamily and mixed-use properties represented approximately 38.7% and 31.5%, respectively, of our net assets, we held only nine loan investments, our largest loan investment represented approximately 29.1% of our net assets and our top three loan investments represented approximately 78.7% of our net assets.

We have elected to be treated as a REIT for tax purposes, and therefore are not subject to the RIC-specific diversification requirements. Our portfolio is concentrated in a limited number of industries and borrowers, and, as a result, a downturn in any particular industry or borrower in which we are heavily invested may significantly impact the aggregate returns we realize. If an industry in which we are heavily invested suffers from adverse business or economic conditions (as a result of the COVID-19 pandemic or otherwise), a material portion of our investment could be affected adversely, which, in turn, could adversely affect our financial position and results of operations. As of December 31, 2021, our investments secured by multifamily and mixed-use properties represented approximately 38.7% and 31.5%, respectively, of our net assets. In addition, as of December 31, 2021, we held only nine loan investments and our largest loan investment represented approximately 29.1% of our net assets and our top three loan investments represented approximately 78.7% of our net assets. A covenant breach or other adverse event effecting a portfolio company would have a more weighted impact on our operating results and would require a write-down of a larger percentage of our assets than if we met the RIC-specific diversification requirements.

Our Board may change our operating policies, objectives or strategies without prior notice or stockholder approval, and the effects of such a change may be adverse.

Our Board has the authority to modify or waive our current operating policies, objectives or investment criteria and strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, NAV, operating results and the value of the notes. However, the effects might be adverse, which could negatively impact our ability to pay principal and interest payments on the notes and cause investors to lose all or part of their investment. Moreover, we will have significant flexibility in making investments and may invest in ways with which investors may not agree or for purposes other than those previously contemplated.

Our ability to achieve our investment objectives depends on Terra Income Advisors’s ability to manage and support our investment process. If Terra Income Advisors were to lose any members of its senior management team, our ability to achieve our investment objectives could be significantly harmed.

Since we have no employees, we depend on the investment expertise, skill and network of business contacts of Terra Income Advisors, which evaluates, negotiates, structures, executes, monitors and services our investments. Our future success depends to a significant extent on the continued service and coordination of Terra Income Advisors and its senior management team. The departure of any members of Terra Income Advisors’s senior management team could have a material adverse effect on our ability to achieve our investment objectives.

Our ability to achieve our investment objectives depends on Terra Income Advisors’s ability to identify, analyze, invest in, finance and monitor companies that meet our investment criteria. Terra Income Advisors’s capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objectives, Terra Income Advisors may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process. Terra Income Advisors may not be able to find investment professionals in a timely manner or at all. Failure to support our investment process could have a material adverse effect on our business, financial condition and results of operations.

In addition, the Investment Advisory Agreement has termination provisions that allow the parties to terminate the agreements without penalty. The Investment Advisory Agreement may be terminated at any time, without penalty, by Terra Income Advisors, upon 120 days’ notice to us. The termination of this agreement may adversely impact the terms of any financing facility into which we may enter, which could have a material adverse effect on our business and financial condition.

Because our business model depends to a significant extent upon relationships with real estate and real estate-related industry participants, investment banks and commercial banks, the inability of Terra Income Advisors to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

We expect that Terra Income Advisors will depend on its relationships with real estate and real estate-related industry participants, investment banks and commercial banks, and we will rely to a significant extent upon these relationships, to provide us with potential investment opportunities. If Terra Income Advisors fails to maintain its existing relationships or develop new relationships or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom Terra Income Advisors has relationships are not obligated to provide us with investment opportunities, and therefore there is no assurance that such relationships will generate investment opportunities for us.

We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

We compete for investments with other alternative investment funds (including real estate and real estate-related investment funds, mezzanine funds and collateralized loan obligation funds), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including assets of the type we intend to acquire. As a result of these new entrants, competition for investment opportunities in private real estate and real estate-related U.S. companies may intensify.

Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and demand more favorable investment terms and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ terms and structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss.

A significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith by our Board and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined by our Board. There is not a public market for the securities of the privately held real estate and real estate-related companies in which we invest. As a result, we value these securities quarterly at fair value as determined in good faith by our Board.

Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed. Due to this uncertainty, our fair value determinations may cause our NAV on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments.

There is a risk that investors in our common stock may not receive distributions or that our distributions will not grow over time.

We cannot assure investors that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of our Board and will depend on our earnings, our net investment income, our financial condition, compliance with applicable BDC regulations and such other factors as our Board may deem relevant from time to time. In addition, due to the asset coverage test applicable to us as a BDC, we may be limited in our ability to make distributions.

Our distribution proceeds may exceed our earnings. Therefore, portions of the distributions that we make may represent a return of capital to investors for tax purposes, which will lower investors’ tax basis in their shares.

In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from borrowings in anticipation of future cash flow, which may constitute a return of stockholder capital and will lower investors’ tax basis in their shares. A return of capital generally is a return of each investor’s investment rather than a return of earnings or gains derived from our investment activities.

Changes in laws or regulations governing our operations or the operations of our business partners may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies are subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our stockholders, potentially with retroactive effect. Changes in laws or regulations governing the operations of those with whom we do business, including selected broker-dealers selling our shares, could also have a material adverse effect on our business, financial condition and results of operations.

In addition, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to our strategies and plans as set forth in this Annual Report on Form 10-K and may result in our investment focus shifting from the areas of expertise of Terra Income Advisors to other types of investments in which Terra Income Advisors may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of each investor’s investment.

Uncertainty relating to the LIBOR calculation process may adversely affect the value of our portfolio of the LIBOR-indexed, floating-rate debt securities in our portfolio.

As of December 31, 2021, approximately $36.5 million of our investment portfolio, or approximately 49.6% of our net assets, included an interest rate that was indexed to the London Interbank Offered Rate (“LIBOR”), all of which are subject to a LIBOR floor. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after June 30, 2023. The Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee, which identified the Secured Overnight Financing Rate (“SOFR”) as its preferred alternative to U.S. dollar LIBOR in derivatives and other financial contracts. We are not able to predict when LIBOR will cease to be available. Potential changes, or uncertainty related to such potential changes, may adversely affect the market for LIBOR-based securities, including our portfolio of LIBOR-indexed, floating-rate debt securities. In addition, additional changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market for LIBOR-based securities, including the value of the LIBOR-indexed, floating-rate debt securities in our portfolio. In the event LIBOR is unavailable, our investment documents provide for a substitute index, on a basis generally consistent with market practice, intended to put us in substantially the same economic position as LIBOR.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the debt securities we originate and acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

Our ability to maintain the security of customer, associate, third-party or company information could have an impact on our reputation and our results.

We have been, and likely will continue to be, subject to computer hacking, acts of vandalism or theft, malware, computer viruses or other malicious codes, phishing, employee error or malfeasance, catastrophes, unforeseen events or other cyber-attacks. To date, we have seen no material impact on our business or operations from these attacks or events. Any future significant compromise or breach of our data security, whether external or internal, or misuse of customer, associate, supplier or Company data, could result in significant costs, lost sales, fines, lawsuits, and damage to our reputation. However, the ever-evolving threats mean we and our third-party service providers and vendors must continually evaluate and adapt our respective systems and processes and overall security environment, as well as those of any companies we acquire. There is no guarantee that these measures will be adequate to safeguard against all data security breaches, system compromises or misuses of data. In addition, as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could also result in additional costs.

Risks Related to Terra Income Advisors and its Affiliates

We were the first publicly registered investment program sponsored by Terra Capital Partners and its affiliates, and therefore investors should not assume that the prior performance of any of the Terra Income Funds will be indicative of our future performance, or that our officers’ experience in managing those Terra Income Funds will be indicative of their ability to manage a publicly registered company. In addition, Terra Income Advisors has limited experience managing a BDC. Therefore, investors should not assume that their experience in managing private investment programs will be indicative of their ability to comply with BDC election requirements.

We were the first publicly registered investment program sponsored by Terra Capital Partners and its affiliates. Because previous programs and investments sponsored by Terra Capital Partners or its affiliates were not publicly registered, those previous programs, including the Terra Income Funds, were not subject to the same limitations, restrictions and regulations to which we will be subject. Our officers have never operated a publicly registered investment program before. Operation as a publicly registered program under the Securities Act and the Exchange Act imposes a number of disclosure requirements and obligations, including among other things:

•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations from those of the Terra Income Funds;

•	disclosure requirements with respect to investment activities, which are publicly available to our competitors;

•	requirements with respect to implementation of disclosure controls and procedures over financial reporting;

•	preparation of annual, quarterly and current reports in compliance with SEC requirements and to be filed with the SEC and made publicly available; and

•	additional liabilities imposed on our directors and officers regarding certifications and disclosures made in periodic reports and filings made with the SEC.

In addition, the costs associated with registration as a public company and compliance with such restrictions could be substantial. These costs will reduce the amount available for distribution to our investors and principal and interest payments on the notes. In addition, these requirements would require a substantial amount of time on the part of Terra Income Advisors and its affiliates, thereby decreasing the time they spend actively managing our investments. As a result, investors should not assume that the prior performance of those programs will be indicative of our future performance, or that our officers’ experience in managing those Terra Income Funds will be indicative of their ability to manage a publicly registered company.

The private funds, including the Terra Income Funds, did not elect to be treated as BDCs, and were therefore not subject to the investment restrictions imposed by the 1940 Act. The 1940 Act and the Code impose numerous constraints on the operations of BDCs that do not apply to the other types of investment vehicles. For example, under the 1940 Act, BDCs are required to invest at least 70% of their total assets primarily in securities of qualifying U.S. private or thinly traded public companies. The failure to comply with these provisions in a timely manner could prevent us from qualifying as a BDC, which could result in adverse effects to us. Terra Income Advisors’s limited experience in managing a portfolio of assets under such constraints may hinder its ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objectives. The Terra Income Funds also were not subject to the distribution requirements imposed by the Code; thus, Terra REIT Advisors and Terra Fund Advisors, LLC, the managers of the Terra Income Funds, had greater flexibility in making investment and asset allocation decisions on behalf of the Terra Income Funds.

Terra Income Advisors’s management team consists of the same personnel that form the operations team of the managers of the Terra Income Funds. Terra Income Advisors has no prior experience managing a BDC. Therefore, Terra Income Advisors may not be able to successfully operate our business or achieve our investment objectives. As a result, an investment in our securities may entail more risk than the securities of a comparable company with a substantial operating history.

Terra Income Advisors and its affiliates, including our officers and some of our directors, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our stockholders.

Terra Income Advisors and its affiliates receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. Among other matters, the compensation arrangements could affect their judgment with respect to public offerings of equity by us, and consequently Terra Income Advisors to earn increased asset management fees. In addition, the decision to utilize leverage will increase our assets and, as a result, will increase the amount of management fees payable to Terra Income Advisors.

We may be obligated to pay Terra Income Advisors incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

Our Investment Advisory Agreement entitles Terra Income Advisors to receive incentive compensation on income regardless of any capital losses. In such case, we may be required to pay Terra Income Advisors incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

Any incentive fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. Terra Income Advisors is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received.

There may be conflicts of interest related to obligations Terra Income Advisors has to our affiliates and to other clients.

Terra Income Advisors, our investment adviser, and its affiliates who serve as investment advisers or managers to Terra Property Trust, the Terra Income Funds, Terra Offshore REIT and RESOF, share the same senior management and investment teams. As a result, the members of the senior management and investment teams of Terra Income Advisors serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by the same personnel. In serving in these multiple and other capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our security holders. Our investment objectives may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. As a result, Terra Income Advisors and its affiliates, their employees and certain of their affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved. Terra Income Advisors and its employees will devote only as much of its or their time to our business as Terra Income Advisors and its employees, in their judgment, determine is reasonably required, which may be substantially less than their full time.

The time and resources that individuals employed by Terra Income Advisors and its affiliates devote to us may be diverted, and we may face additional competition due to the fact that individuals employed by Terra Income Advisors are not prohibited from raising money for or managing another entity that makes the same types of investments that we target.

Neither Terra Income Advisors nor individuals employed by it are prohibited from raising money for and managing another investment entity that makes the same types of investments as those we target. Affiliates of Terra Income Advisors who share the same senior management and investment teams also serve as investment advisers or managers for the Terra Property Trust and RESOF. As a result, the time and resources that these individuals may devote to us may be diverted. In addition, we may compete with any such investment entity for the same investors and investment opportunities. We also intend to co-invest with other affiliates of Terra Income Advisors consistent with the conditions of the exemptive order granted to us.

Our incentive fee may induce Terra Income Advisors to make speculative investments.

The incentive fee payable by us to Terra Income Advisors may create an incentive for it to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to Terra Income Advisors is determined may encourage it to use leverage to increase the return on our investments. In addition, the fact that our base management fee is payable based upon our gross assets, which would include any borrowings for investment purposes, may encourage Terra Income Advisors to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default. Such a practice could result in our investing in more speculative securities than would otherwise be in our best interests, which could result in higher investment losses, particularly during cyclical economic downturns.

Risks Related to Business Development Companies

The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a BDC.

As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of such acquisition, at least 70% of our total assets are qualifying assets. Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. Conversely, if we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

Failure to maintain our status as a BDC would reduce our operating flexibility.

If we do not remain a BDC, we might be regulated as a closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

Regulations governing our operation as a BDC and a REIT will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

Because we must distribute at least 90% of our REIT net taxable income and meet certain tests regarding the nature of our income and assets in order to maintain our qualification as a REIT, we will be unable to use those funds to make new investments. As a result, we will likely need to continually raise cash or borrow to fund new investments that we would otherwise acquire using the taxable income that we are required to distribute. At times, the sources and terms of funding may not be available to us on acceptable terms, if at all.

We may issue “senior securities,” as defined in the 1940 Act, including borrowing money from banks or other financial institutions only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such incurrence or issuance. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we intend to issue equity continuously at a rate more frequent than our privately-owned competitors, which may lead to greater stockholder dilution.

We expect to borrow for investment purposes. If the value of our assets declines, we may be unable to satisfy the asset coverage test, which would prohibit us from paying distributions and could prevent us from maintaining our qualification as a REIT. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

Under the 1940 Act, we generally are prohibited from issuing or selling our common stock at a price per share, after deducting selling commissions, broker-dealer fees, and dealer manager fees, that is below our NAV per share, which may be a disadvantage as compared with other public companies. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the current NAV of the common stock if our Board and independent directors determine that such sale is in our best interests and in the best interests of our stockholders, and such sale is approved by a majority of our stockholders, including those stockholders that are not affiliated with us.

Our ability to enter into transactions with our affiliates is restricted.

We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of a majority of the independent directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act, and we will generally be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of our Board. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our Board and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any portfolio company of a private equity fund managed by Terra Income Advisors without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

The SEC has granted us exemptive relief from the provisions of Sections 17(d) and 57(a)(4) of the 1940 Act, thereby permitting us, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with our Co-Investment Affiliates. However, we will be prohibited from engaging in certain transactions with our affiliates even under the terms of this exemptive order. We believe the relief granted to us under this exemptive order may not only enhance our ability to further our investment objectives and strategies, but may also increase favorable investment opportunities for us, in part by allowing us to participate in larger investments, together with our Co-Investment Affiliates, than would be available to us in the absence of such relief.

Risks Related to Our Investments

A covenant breach by any of our portfolio companies may harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

We may not realize gains from our preferred equity investments.

The preferred equity investments we make may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our preferred equity investments, and any gains that we do realize on the disposition of any preferred equity investments may not be sufficient to offset any other losses we experience.

A lack of liquidity in certain of our investments may adversely affect our business.

We invest in certain real estate and real estate-related companies whose securities are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors and whose securities are subject to legal and other restrictions on resale or are otherwise less liquid than publicly traded securities. The illiquidity of certain of our investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

We may not have the funds or ability to make additional investments in our portfolio companies.

We may not have the funds or ability to make additional investments in our portfolio companies. After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected return on the investment.

Our real estate-related loans may be impacted by unfavorable real estate market conditions, which could decrease the value of our investments.

The real estate-related loans we make or invest in will be at risk of defaults caused by many conditions beyond our control, including local and other economic conditions affecting real estate values and interest rate levels. We do not know whether the values of the property securing the real estate-related loans will remain at the levels existing on the dates of origination of such loans. If the values of the underlying properties drop, our risk will increase and the value of our investments may decrease.

Our real estate-related loans will be subject to interest rate fluctuations that could reduce our returns as compared to market interest rates.

If we invest in fixed-rate, long-term real estate-related loans and interest rates rise, such loans could yield a return lower than then-current market rates. If interest rates decrease, we will be adversely affected to the extent that real estate-related loans are prepaid, because we may not be able to make new loans at the previously higher interest rate. If we invest in floating-rate loans, the income from such loans will increase and decrease directly with the fluctuation in the floating rate.

Delays in liquidating defaulted mortgage loans could reduce our investment returns.

If there are defaults under our mortgage loans, we may not be able to repossess and sell the underlying properties quickly. The resulting time delay could reduce the value of our investment in the defaulted mortgage loans. An action to foreclose on a property securing a mortgage loan is regulated by state statutes and rules and is subject to many of the delays and expenses of other lawsuits if the mortgagor raises defenses or counterclaims. In the event of default by a mortgagor, these restrictions, among other things, may impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to us on the mortgage loan.

Returns on our real estate-related loans may be limited by regulations.

Our loan investments may be subject to regulation by federal, state and local authorities and subject to various laws and judicial and administrative decisions. We may determine not to make or invest in real estate-related loans in any jurisdiction in which we believe we have not complied in all material respects with applicable requirements. If we decide not to make or invest in real estate-related loans in several jurisdictions, it could reduce the amount of income we would otherwise receive.

Foreclosures create additional ownership risks that could adversely impact our returns on mortgage investments.

If we acquire property by foreclosure following defaults under our mortgage loans, we will have the same economic and liability risks as the previous owner.

The mezzanine loans in which we may invest would involve greater risks of loss than senior loans secured by income-producing real properties.

We may invest in mezzanine loans that take the form of subordinated loans secured by second mortgages on the underlying real property or loans secured by a pledge of the ownership interests of the entity owning the real property. These types of investments involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

Our commercial real estate-related loans, commercial real estate-related debt securities and select commercial real estate equity investments will be subject to the risks typically associated with real estate.

Our commercial real estate-related loans, commercial real estate-related debt securities and select commercial real estate equity will generally be directly or indirectly secured by a lien on real property (or the equity interests in an entity that owns real property) that, upon the occurrence of a default on the loan, could result in our acquiring ownership of the property. We will not know whether the values of the properties ultimately securing our loans will remain at the levels existing on the dates of origination of those loans. If the values of the mortgaged properties drop, our risk will increase because of the lower value of the security associated with such loans. In this manner, real estate values could impact the values of our loan investments. Our investments in commercial real estate-related loans, commercial real estate-related debt securities and select commercial real estate equity investments (including potential investments in real property) may be similarly affected by real estate property values. Therefore, our investments will be subject to the risks typically associated with real estate.

The value of real estate may be adversely affected by a number of risks, including:

•	the ongoing COVID-19 pandemic;

•	natural disasters such as hurricanes, earthquakes and floods;

•	acts of war or terrorism, including the consequences of terrorist attacks;

•	adverse changes in national and local economic and real estate conditions;

•	an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

•	costs of remediation and liabilities associated with environmental conditions affecting properties; and

•	the potential for uninsured or underinsured property losses.

The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenditures associated with properties (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the properties. These factors may have a material adverse effect on the ability of our borrowers to pay their loans, as well as on the value that we can realize from assets we originate, own or acquire.

The B-Notes in which we may invest may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to us.

We may invest in B-notes. A B-note is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an A-Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-note holders after payment to the A-Note holders. Since each transaction is privately negotiated, B-notes can vary in their structural characteristics and risks. For example, the rights of holders of B-notes to control the process following a borrower default may be limited in certain investments. We cannot predict the terms of each B-note investment. Further, B-notes typically are secured by a single property, and so reflect the increased risks associated with a single property compared to a pool of properties.

Risks of cost overruns and non-completion of the construction or renovation of the properties underlying loans we make or acquire may materially adversely affect our investment.

The renovation, refurbishment or expansion by a borrower under a mortgaged or leveraged property involves risks of cost overruns and non-completion. Costs of construction or improvements to bring a property up to standards established for the market position intended for that property may exceed original estimates, possibly making a project uneconomical. Other risks may include environmental risks and construction, rehabilitation and subsequent leasing of the property not being completed on schedule. If such construction or renovation is not completed in a timely manner, or if it costs more than expected, the borrower may experience a prolonged impairment of net operating income and may not be able to make payments on our investment.

Our investments in commercial real estate-related loans are subject to changes in credit spreads.

Our investments in commercial real estate-related loans are subject to changes in credit spreads. When credit spreads widen, the economic value of such investments decrease. Even though a loan may be performing in accordance with its loan agreement and the underlying collateral has not changed, the economic value of the loan may be negatively impacted by the incremental interest foregone from the widened credit spread.

Investments in non-conforming or non-investment grade rated loans or securities involve greater risk of loss.

Some of our investments may not conform to conventional loan standards applied by traditional lenders and either will not be rated or will be rated as non-investment grade by the rating agencies. In addition, we may invest in securities that are rated below investment grade by rating agencies or that would be likely rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid. The non-investment grade ratings for these assets typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers’ credit history, the properties’ underlying cash flow or other factors. As a result, these investments may have a higher risk of default and loss than investment grade-rated assets. Any loss we incur may be significant and may reduce cash available for distribution to our stockholders and to make principal and interest payments on the notes and adversely affect the value of our securities.

Investments that are not U.S. government insured involve risk of loss.

We may originate and acquire uninsured loans and assets as part of our investment strategy. Such loans and assets may include mortgage loans, mezzanine loans and bridge loans. While holding such interests, we are subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under loans, we bear the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the collateral and the principal amount of the loan. To the extent we suffer such losses with respect to our investments in such loans, our value and the value of our securities may be adversely affected.

The mortgage-backed securities in which we may invest are subject to the risks of the mortgage securities market as a whole and risks of the securitization process.

The value of mortgage-backed securities may change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. Mortgage-backed securities are also subject to several risks created through the securitization process. Subordinate mortgage-backed securities are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes delinquent loans, there is a risk that the interest payment on subordinate mortgage-backed securities will not be fully paid. Subordinate mortgage-backed securities are also subject to greater credit risk than those mortgage-backed securities that are more highly rated.

We may invest in CMBS, including subordinate securities, which entail certain risks.

CMBS are generally securities backed by obligations (including certificates of participation in obligations) that are principally secured by mortgages on real property or interests therein having a commercial or multi-family use, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, apartment buildings, nursing homes and senior living centers, and may include, without limitation, CMBS conduit securities, CMBS credit tenant lease securities and CMBS large loan securities. We may invest in a variety of CMBS, including CMBS which are subject to the first risk of loss if any losses are realized on the underlying mortgage loans. CMBS entitle the holders thereof to receive payments that depend primarily on the cash flow from a specified pool of commercial or multi-family mortgage loans. Consequently, CMBS will be affected by payments, defaults, delinquencies and losses on the underlying commercial real estate-related loans, which began to increase significantly toward the end of 2008 and are expected to continue to increase. Furthermore, a weakening rental market generally, including reduced occupancy rates and reduced market rental rates, could reduce cash flow from the loan pools underlying our CMBS investments.

We may invest in CDOs and such investments may involve significant risks.

We may invest in CDOs. CDOs are multiple class debt securities, or bonds, secured by pools of assets, such as mortgage-backed securities, B-notes, mezzanine loans and credit default swaps. Like typical securities structures, in a CDO, the assets are pledged to a trustee for the benefit of the holders of the bonds. Like CMBS, CDOs are affected by payments, defaults, delinquencies and losses on the underlying commercial real estate-

related loans. CDOs often have reinvestment periods that typically last for five years during which proceeds from the sale of a collateral asset may be invested in substitute collateral. Upon termination of the reinvestment period, the static pool functions very similarly to a CMBS securitization where repayment of principal allows for redemption of bonds sequentially.

We have no established investment criteria limiting the geographic concentration of our investments in commercial real estate-related loans, commercial real estate-related debt securities and select commercial real estate equity investments. If our investments are concentrated in an area that experiences adverse economic conditions, our investments may lose value and we may experience losses.

Certain commercial real estate-related loans, commercial real estate-related debt securities and select commercial real estate equity investments in which we invest may be secured by a single property or properties in one geographic location. Further, we intend that our secured investments will be collateralized by properties located solely in the United States. These investments may carry the risks associated with significant geographical concentration. As a result, properties underlying our investments may be overly concentrated in certain geographic areas, and we may experience losses as a result. A worsening of economic conditions in the geographic area in which our investments may be concentrated could have an adverse effect on our business, including reducing the demand for new financings, limiting the ability of customers to pay financed amounts and impairing the value of our collateral.

We may invest in adjustable rate mortgage loans, which may entail greater risks of default to lenders than fixed rate mortgage loans.

Adjustable rate mortgage loans may contribute to higher delinquency rates. Borrowers with adjustable rate mortgage loans may be exposed to increased monthly payments if the related mortgage interest rate adjusts upward from the initial fixed rate or a low introductory rate, as applicable, in effect during the initial period of the mortgage loan to the rate computed in accordance with the applicable index and margin. This increase in borrowers’ monthly payments, together with any increase in prevailing market interest rates, after the initial fixed rate period, may result in significantly increased monthly payments for borrowers with adjustable rate mortgage loans, which may make it more difficult for the borrowers to repay the loan or could increase the risk of default of their obligations under the loan.

Prepayments can adversely affect the yields on our investments.

Prepayments on debt instruments, where permitted under the debt documents, are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. If we are unable to invest the proceeds of such prepayments received or are forced to invest at yields lower than those on the debt instrument that was prepaid, the yield on our portfolio will decline. In addition, we may acquire assets at a discount or premium and if the asset does not repay when expected, our anticipated yield may be impacted. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain investments.

Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to our stockholders and principal and interest payments on the notes.

We may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity will vary in scope based on the level of interest rates, the type of portfolio investments held and other changing market conditions.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our stockholders and principal and interest payments on the notes. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

Hedging instruments often are not traded on regulated exchanges or guaranteed by an exchange or its clearing house and involve risks and costs.

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates. We may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased. In addition, hedging instruments involve risk since they often are not traded on regulated exchanges or guaranteed by an exchange or its clearing house. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory, commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements.

Furthermore, derivative transactions are subject to increasing statutory and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. Recently, new regulations have been promulgated by U.S. and foreign regulators attempting to strengthen oversight of derivative contracts. Any actions taken by regulators could constrain our strategy and could increase our costs, either of which could materially and adversely impact our operations.

The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our resale commitments, if any, at the then current market price. It may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot assure investors that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

Our investments in debt securities and preferred equity securities will be subject to the specific risks relating to the particular issuer of the securities and may involve greater risk of loss than secured debt financings.

Our investments in debt securities and preferred and common equity securities involve special risks relating to the particular issuer of the securities, including the financial condition and business outlook of the issuer. Real estate company issuers are subject to the inherent risks associated with real estate and real estate-related investments discussed in this Annual Report on Form 10-K. Issuers that are debt finance companies are subject to the inherent risks associated with structured financing investments also discussed in this Annual Report on Form 10-K. Furthermore, debt securities and preferred and common equity securities may involve greater risk of loss than secured debt financings due to a variety of factors, including that such investments are generally unsecured and may also be subordinated to other obligations of the issuer. As a result, investments in debt securities and preferred and common equity securities are subject to risks of (i) limited liquidity in the secondary trading market, (ii) substantial market price volatility resulting from changes in prevailing interest rates, (iii) subordination to the prior claims of banks and other senior lenders to the issuer, (iv) the operation of mandatory sinking fund or call or redemption provisions during periods of declining interest rates that could cause the issuer to reinvest redemption proceeds in lower yielding assets, (v) the possibility that earnings of the issuer may be insufficient to meet its debt service and distribution obligations and (vi) the declining creditworthiness and potential for insolvency of the issuer during periods of rising interest rates and economic downturn. These risks may adversely affect the value of outstanding debt securities and preferred and common equity securities and the ability of the issuers thereof to make principal, interest and distribution payments to us.

Declines in the market values of our investments may adversely affect periodic reported results of operations and credit availability, which may reduce our earnings and, in turn, cash available for distribution to our stockholders and principal and interest payments on the notes.

A decline in the market value of our assets will reduce our earnings in the period recognized and may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to stockholders and principal and interest payments on the notes.

Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. In the event that we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our investments may decline for a number of reasons, such as changes in prevailing market rates, increases in defaults, increases in voluntary prepayments for those investments that we have that are subject to prepayment risk, widening of credit spreads and downgrades of ratings of the securities by ratings agencies.

With respect to mortgaged properties, options and other purchase rights may affect value or hinder recovery.

A borrower under certain mortgage loans may give its tenants or another person a right of first refusal or an option to purchase all or a portion of the related mortgaged property. These rights may impede the lender’s ability to sell the related mortgaged property at foreclosure or may adversely affect the value or marketability of the property.

If we overestimate the value or income-producing ability or incorrectly price the risks of our investments, we may experience losses.

Analysis of the value or income-producing ability of a commercial property is highly subjective and may be subject to error. We value our potential investments based on yields and risks, taking into account estimated future losses on the commercial real estate-related loans and the mortgaged property included in the securitization’s pools or select commercial real estate equity investments, and the estimated impact of these losses on expected future cash flows and returns. In the event that we underestimate the risks relative to the price we pay for a particular investment, we may experience losses with respect to such investment.

The leases on the properties underlying our investments may not be renewed on favorable terms.

The properties underlying our investments could be negatively impacted by deteriorating economic conditions and weaker rental markets. Upon expiration or earlier termination of leases on these properties, the space may not be relet or, if relet, the terms of the renewal or reletting (including the cost of required renovations or concessions to tenants) may be less favorable than current lease terms. In addition, poor economic conditions may reduce a tenant’s ability to make rent payments under their leases. Any of these situations may result in extended periods where there is a significant decline in revenues or no revenues generated by these properties. Additionally, if market rental rates are reduced, property-level cash flows would likely be negatively affected as existing leases renew at lower rates. If the leases for these properties cannot be renewed for all or substantially all of the space at these properties, or if the rental rates upon such renewal or reletting are significantly lower than expected, the value of our investments may be adversely affected.

A borrower’s form of entity may cause special risks or hinder our recovery.

Since most of the borrowers for our commercial real estate loan investments are legal entities rather than individuals, our risk of loss may be greater than those of mortgage loans made to individuals. Unlike individuals involved in bankruptcies, most of the entities generally do not have personal assets and creditworthiness at stake. The terms of the mortgage loans generally require that the borrowers covenant to be single-purpose entities, although in some instances the borrowers are not required to observe all covenants and conditions that typically are required in order for them to be viewed under standard rating agency criteria as “single-purpose entities.”

The bankruptcy of a borrower, or a general partner or managing member of a borrower, may impair the ability of the lender to enforce its rights and remedies under the related mortgage. Borrowers that are not single-purpose entities structured to limit the possibility of becoming insolvent or bankrupt may be more likely to become insolvent or the subject of a voluntary or involuntary bankruptcy proceeding because the borrowers may be (i) operating entities with a business distinct from the operation of the mortgaged property with the associated liabilities and risks of operating an ongoing business or (ii) individuals that have personal liabilities unrelated to the property.

We may be exposed to environmental liabilities with respect to properties to which we take title.

In the course of our business, we may take title to real estate, and, if we do take title, we could be subject to environmental liabilities with respect to these properties. In such a circumstance, we may be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases, at a property. The costs associated with investigation or remediation activities could be substantial. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Risks Related to Debt Financing

Since we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. We use leverage to partially finance our investments, through borrowing from banks and other lenders, investors will experience increased risks of investing in our securities. If the value of our assets increases, leverage would cause the NAV attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leverage would cause NAV to decline more sharply than it otherwise would have had we not leveraged. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net income to increase more than it would without the leverage, while any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions to stockholders and principal and interest payments on our indebtedness. Leverage is generally considered a speculative investment technique. In addition, the decision to utilize leverage will increase our assets and, as a result, will increase the amount of management fees payable to Terra Income Advisors.

As a BDC, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred stock that we may issue in the future, of at least 200%. If this ratio declines below 200%, we cannot incur additional debt, declare any dividends, make any distributions or repurchase any stock, and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations and may cause us to be unable to make distributions. The amount of leverage that we employ will depend on Terra Income Advisors’s and our Board’s assessment of market and other factors at the time of any proposed borrowing.

On March 23, 2018, the U.S. Congress approved the Small Business Credit Availability Act which reduces the asset coverage ratio from 200% to 150% subject to the approval of stockholders or the board of directors. As of the date of this Annual Report on Form 10-K, we have not obtained approval for the reduction in the asset coverage ratio from our stockholders or our Board. If we did obtain approval in the future, we would therefore be permitted to incur leverage beyond the current limitations of the 1940 Act, which would further increase the risks of loss in the event of a decline in the value of our assets. This legislation would also increase the risks of an investment in our securities.

Changes in interest rates may affect our cost of capital and net investment income.

We use debt to finance investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that any long-term fixed rate investments we acquire will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Also, we have limited experience in entering into hedging transactions, and we will initially have to purchase or develop such expertise.

A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to Terra Income Advisors with respect to pre-incentive fee net investment income.

Risks Related to our REIT Status and Certain Other Tax Items

If we do not qualify as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability.

We elected to operate so as to qualify as a REIT under the Code beginning with our short taxable year beginning October 1, 2018 and ending December 31, 2018. However, qualification as a REIT involves the application of highly technical and complex Code provisions for which only a limited number of judicial or administrative interpretations exist. Notwithstanding the availability of cure provisions in the Code, various compliance requirements could be failed and could jeopardize our REIT status. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to maintain our qualification as a REIT. If we fail to qualify as a REIT in any tax year, then:

•

we would be taxed as a regular domestic corporation, ineligible to deduct dividends paid to our stockholders in computing taxable income and would be subject to federal income tax on our taxable income at regular corporate income tax rates;

•	any resulting tax liability could be substantial and could have a material adverse effect on our value and distribution to shareholders; and

•	we generally would not be eligible to requalify as a REIT for the subsequent four full taxable years.

We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility and reduce the value of our securities.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of U.S. federal income tax laws applicable to investments similar to an investment in our securities. The 2017 tax reform legislation commonly referred to as the Tax Cuts and Jobs Act resulted in fundamental changes to the Code, with many of the changes applicable to individuals applying only through December 31, 2025. Among the numerous changes included in the Tax Cuts and Jobs Act is a deduction of 20% of ordinary REIT dividends for individual taxpayers for taxable years through 2025.

Although REITs generally receive certain tax advantages compared to entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a corporation. As a result, our charter authorizes our Board to revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that changes to U.S. federal income tax laws and regulations or other considerations mean it is no longer in our best interests to qualify as a REIT.

We cannot assure investors that future law changes will not adversely affect the taxation of our security holders. Any such changes could have an adverse effect on an investment in our securities or on the market value or the resale potential of our assets.

The preferred equity investments we intend to make may make us unable to maintain our qualification as a REIT under the Code.

Part of our investment strategy involves investments in preferred limited liability company membership interests or partnership interests that own commercial real estate. There is no specific guidance addressing the treatment of preferred equity investments as debt or equity for federal income tax purposes. We hold preferred equity investments and treat them as loans secured by real property for U.S. federal income tax purposes, which are qualifying assets for purposes of the REIT asset tests and produce qualifying income for purposes of the REIT gross income tests. If our preferred equity investments are treated as partnership interests for U.S. federal income tax purposes, rather than as loans, we will be treated as owning our share of the assets held by the limited liability company or partnership that issued the preferred equity interest and we will be treated as receiving our proportionate share of the income of that entity. If that limited liability company or partnership owns nonqualifying assets or earns nonqualifying income, we may not be able to satisfy all of the REIT gross income and asset tests. Even if the Internal Revenue Services (the “IRS”) were to respect our preferred equity investments as loans, if the IRS did not treat such loans as secured by a mortgage on real property (which, in form, is not the case), such loans would not be qualifying assets for purposes of the 75% asset test and would violate the 10% value asset test, and interest thereon would not be qualifying income for purposes of the 75% gross income test. If we are unable to maintain our qualification as a REIT for U.S. federal income tax purposes, we will be subject to corporate-level income tax, and investors’ investment in us would be adversely impacted.

To maintain our REIT status, we may have to borrow funds on a short-term basis during unfavorable market conditions.

To qualify as a REIT, we generally must distribute annually to our stockholders a minimum of 90% of our net taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains. We will be subject to regular corporate income taxes on any undistributed REIT taxable income each year. Additionally, we will be subject to a 4% nondeductible excise tax on any amount by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from previous years. Payments we make to our stockholders under our share repurchase plan will not be taken into account for purposes of these distribution requirements. If we do not have sufficient cash to make distributions necessary to preserve our REIT status for any year or to avoid taxation, we may be forced to borrow funds or sell assets even if the market conditions at that time are not favorable for these borrowings or sales. These options could increase our costs or reduce our equity.

Compliance with REIT requirements may cause us to forego otherwise attractive opportunities, which may hinder or delay our ability to meet our investment objectives.

To qualify as a REIT, we are required at all times to satisfy tests relating to, among other things, the sources of our income, the nature and diversification of our assets, the ownership of our stock and the amounts we distribute to our stockholders. Compliance with the REIT requirements may impair our ability to operate solely on the basis of maximizing profits. For example, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution.

Compliance with REIT requirements may force us to liquidate or restructure otherwise attractive investments.

To qualify as a REIT, at the end of each calendar quarter, at least 75% of the value of our assets must consist of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than qualified real estate assets and government securities) generally cannot include more than 10% of the voting securities of any one issuer or more than 10% of the value of the outstanding securities of more than any one issuer (other than securities that qualify for a safe harbor for “straight debt”) unless we and such issuer jointly elect for such issuer to be treated as a “taxable REIT subsidiary” (“TRS”) under the Code. Debt will generally meet the “straight debt” safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a certain sum of money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower’s discretion, or similar factors. Additionally, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, no more than 20% of the value of our assets may be represented by securities of one or more TRSs and no more than 25% of the value of our assets may consist of “nonqualified publicly offered REIT debt investments.” If we fail to comply with these requirements at the end of any calendar quarter, we must dispose of a portion of our assets within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions in order to avoid losing our REIT qualification and suffering adverse tax consequences. In order to satisfy these requirements and maintain our qualification as a REIT, we may be forced to liquidate assets from our portfolio or not make otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders and principal and interest payments on the notes.

Our charter does not contain restrictions generally found in REIT charters regarding our organization and operation as a REIT, including restrictions on the ownership and transfer of our stock that are intended to assist with satisfying the share ownership requirements for REIT qualification, and we cannot ensure that transfers will not occur that would cause us to no longer satisfy the share ownership requirements.

In order to qualify as a REIT under the Code, not more than 50% of the value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (including certain entities treated as individuals for this purpose) during the last half of a taxable year. The constructive ownership rules under the Code are complex and may cause shares of the outstanding stock owned by a group of related persons to be deemed to be constructively owned by one person. Our charter does not contain restrictions generally found in REIT charters regarding the ownership and transfer of our stock that are intended to assist with satisfying the share ownership requirements. We currently satisfy the share ownership requirements; however, it is possible that transfers of our outstanding stock could cause us to no longer satisfy the share ownership requirements.

Modification of the terms of our commercial real estate debt investments in conjunction with reductions in the value of the real property securing such loans could cause us to fail to continue to qualify as a REIT.

Our commercial real estate debt and securities investments may be materially affected by a weak real estate market and economy in general. As a result, many of the terms of our commercial real estate debt may be modified to avoid taking title to a property. Under Treasury Regulations, if the terms of a loan are modified in a manner constituting a “significant modification,” such modification triggers a deemed exchange of the original loan for the modified loan. In general, if a loan is secured by real property and other property, the value of the personal property securing the loan exceeds 15% of the value of all property securing the loan and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value (“FMV”) of the real property securing the loan determined as of the date we agreed to acquire the loan or the date we significantly modified the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test although it may nevertheless be qualifying income for purposes of the 95% gross income test. A portion of the loan may also be a non-qualifying asset for purposes of the 75% asset test. The non-qualifying portion of such a loan would be subject to, among other requirements, the requirement that a REIT not hold securities representing more than 10% of the total value of the outstanding securities of any one issuer, or the 10% value test.

IRS Revenue Procedure 2014-51 provides a safe harbor pursuant to which we will not be required to redetermine the FMV of the real property securing a loan for purposes of the gross income and asset tests discussed above in connection with a loan modification that is: (i) occasioned by a borrower default; or (ii) made at a time when we reasonably believe that the modification to the loan will substantially reduce a significant risk of default on the original loan. No assurance can be provided that all of our loan modifications will qualify for the safe harbor in Revenue Procedure 2014-51. To the extent we significantly modify loans in a manner that does not qualify for that safe harbor, we will be required to redetermine the value of the real property securing the loan at the time it was significantly modified. In determining the value of the real property securing such a loan, we generally will not obtain third-party appraisals, but rather will rely on internal valuations. No assurance can be provided that the IRS will not successfully challenge our internal valuations. If the terms of our debt investments are “significantly modified” in a manner that does not qualify for the safe harbor in Revenue Procedure 2014-51 and the FMV of the real property securing such loans has decreased significantly, we could fail the 75% gross income test, the 75% asset test, the 5% asset test and/or the 10% value test. Unless we qualified for relief under certain Code cure provisions, such failures could cause us to fail to continue to qualify as a REIT.

Our acquisition of debt or securities investments may cause us to recognize income for federal income tax purposes even though no cash payments were received on the investments.

We may acquire debt or securities investments in the secondary market for less than their face amount. The amount of such discount will generally be treated as a “market discount” for federal income tax purposes. If these debt or securities investments provide for “payment-in-kind” interest, we may recognize “original issue discount” (“OID”) for federal income tax purposes. Moreover, we may acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt constitute “significant modifications” under the applicable Treasury Regulations, the modified debt may be considered to have been reissued to us in a debt-for-debt exchange with the borrower. In that event, if the debt is considered to be “publicly traded” for federal income tax purposes, the modified debt in our hands may be considered to have been issued with OID to the extent the FMV of the modified debt is less than the principal amount of the outstanding debt. In the event the debt is not considered to be “publicly traded” for federal income tax purposes, we may be required to recognize taxable income to the extent that the principal amount of the modified debt exceeds our cost of purchasing it. Also, certain loans that we originate and later modify and certain previously modified debt we acquire in the secondary market may be considered to have been issued with the OID at the time it was modified.

In general, we will be required to accrue OID on a debt instrument as taxable income in accordance with applicable federal income tax rules even though no cash payments may be received on such debt instrument on a current basis.

In the event a borrower with respect to a particular debt instrument encounters financial difficulty rendering it unable to pay stated interest as due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, we may be required to accrue interest income with respect to subordinate mortgage-backed securities at the stated rate regardless of when their corresponding cash payments are received.

In order to meet the REIT distribution requirements, it might be necessary for us to arrange for short-term or possibly long-term borrowings, or to pay distributions in the form of our shares or other taxable in-kind distributions of property. We may need to borrow funds at times when the market conditions are unfavorable. Such borrowings could increase our costs and reduce our value.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code may limit our ability to hedge our operations effectively. Our aggregate gross income from non-qualifying hedges, fees and certain other non-qualifying sources cannot exceed 5% of our annual gross income. As a result, we might have to limit our use of advantageous hedging techniques or implement those hedges through a TRS. Any hedging income earned by a TRS would be subject to federal, state and local income tax at regular corporate rates. This could increase the cost of our hedging activities or expose us to greater risks associated with interest rate or other changes than we would otherwise incur.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

We own mezzanine loans, for which the IRS has provided a safe harbor but not rules of substantive law addressing whether such loans will be treated as real estate assets. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. Our mezzanine loans may not meet all of the requirements of this safe harbor. In the event we own a mezzanine loan that does not meet the safe harbor, the IRS could challenge such loan’s treatment as a real estate asset for purposes of the REIT asset and gross income tests and, if such a challenge were sustained, we could fail to qualify as a REIT.

There may be tax consequences to any modifications to our borrowings, our hedging transactions and other contracts to replace references to LIBOR.

We are party to financial instruments indexed to USD-LIBOR. We may have to renegotiate such LIBOR-based instruments to replace references to LIBOR. Under current law, certain modifications of terms of LIBOR-based instruments may have tax consequences, including deemed taxable exchanges of the pre-modification instrument for the modified instrument. Recently finalized Treasury Regulations, which will be effective March 7, 2022, will treat certain modifications that would be taxable events under current law as non-taxable events. The Treasury Regulations also will permit real estate mortgage investment conduits (“REMICs”) to make certain modifications without losing REMIC qualification. The Treasury Regulations do not discuss REIT-specific issues of modifications to LIBOR-based instruments. The IRS has also issued Revenue Procedure 2020-44, which provides additional guidance to facilitate the market’s transition from LIBOR rates. This guidance clarifies the treatment of certain debt instruments modified to replace LIBOR- based terms. We will attempt to migrate to a post-LIBOR environment without jeopardizing our REIT qualification or suffering other adverse tax consequences but can give no assurances that we will succeed.

General Risk Factors

The effects of the ongoing COVID-19 pandemic, as well as any future pandemics or similar events, and the actions taken in response thereto, may adversely affect our investments and operations.

In December 2019, a COVID-19 outbreak was reported in China, and, in March 2020, the World Health Organization declared it a global pandemic. The ongoing COVID-19 pandemic has severely disrupted global economic activity and financial markets, which could worsen. The global impact of the outbreak has continued to rapidly evolve and many countries, including the United States, have reacted by instituting quarantines, mandating business and school closures and restricting travel. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of the novel coronavirus. Nevertheless, the COVID-19 pandemic presents material uncertainty and risk with respect to our performance and financial results.

As a result of a significant portion of our investments being in preferred equity of entities that own, mezzanine loans, first mortgages, or credit facilities secured by, office, multifamily, infrastructure and mixed-use properties located in the United States, the ongoing COVID-19 pandemic will impact our investments and operating results to the extent that it reduces occupancy, increases the cost of operation or results in limited hours or necessitates the closure of such properties. The borrowers under the mezzanine loans, first mortgages, credit facilities or preferred equity in which we invest may fail to make timely and required payments under the terms of such instruments. In addition, quarantines, states of emergencies and other measures taken to curb the spread of the COVID-19 pandemic may negatively impact the ability of such properties to continue to obtain necessary goods and services or provide adequate staffing, which may also adversely affect our investments and operating results.

The world-wide economic downturn resulting from the coronavirus pandemic could negatively impact our investments and operations, as well as our ability to make distributions to our stockholders and principal and interest payments on the notes. The extent to which the COVID-19 pandemic impacts our investments and operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the future rate of occurrence or mutation of COVID-19, continuation of or changes in governmental responses to the ongoing COVID-19 pandemic, and the effectiveness of responsive actions taken in the United States and other countries to contain and manage the disease. Although the U.S. Food and Drug Administration has approved certain therapies and three vaccines for emergency use and distribution to certain groups of individuals as of the date of this report, the rollout of vaccine distribution has encountered significant delays, and there remain uncertainties as to the amount of vaccine available for distribution, the logistics of implementing a national vaccine program, and the overall efficacy of the vaccines once widely administered, especially as new strains of COVID-19 have been discovered. In addition, the level of resistance that new strains of COVID-19 have to the existing vaccines, if any, and the overall percentage of the population able and willing to receive the vaccination, remains unknown. Until such therapies and vaccines are widely available and effective, the pandemic and public and private responses to the pandemic may lead to deterioration of economic conditions, an economic downturn or a recession at a global scale, which could materially affect our performance, financial condition, results of operations and cash flows. Any other pandemics or similar events in the future could also similarly have a material adverse effect on our investments and operations, as well as our ability to make distributions to our stockholders and principal and interest payments on the notes.

Future recessions, downturns, disruptions or instability could have a materially adverse effect on our business.

From time to time, the global capital markets may experience periods of disruption and instability, which could cause disruptions in liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and the failure of major financial institutions. Despite actions of U.S. and foreign governments, these events could contribute to worsening general economic conditions that materially and adversely impact the broader financial and credit markets and reduce the availability of debt and equity capital for the market as a whole and financial services firms in particular.

Deterioration of economic and market conditions in the future could negatively impact credit spreads as well as our ability to obtain financing, particularly from the debt markets.

Concerns over U.S. fiscal policy could have a material adverse effect on our business, financial condition and results of operations.

In prior years, financial markets were affected by significant uncertainty relating to the stability of U.S. fiscal and budgetary policy. Any continuing uncertainty, together with the continuing U.S. debt and budget deficit concerns, could contribute to a U.S. economic slowdown. The impact of U.S. fiscal uncertainty is inherently unpredictable and could adversely affect U.S. and global financial markets and economic conditions. These developments could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. Continued adverse economic conditions could have a material adverse effect on our business, financial condition and results of operations.

Changes in laws or regulations governing our operations or the operations of our business partners may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies are subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our stockholders, potentially with retroactive effect. Changes in laws or regulations governing the operations of those with whom we do business, including selected broker-dealers selling our shares, could also have a material adverse effect on our business, financial condition and results of operations.

In addition, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to our strategies and plans as set forth in this Annual Report on Form 10-K and may result in our investment focus shifting from the areas of expertise of Terra Income Advisors to other types of investments in which Terra Income Advisors may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and our value.

As a public company, we are subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations involves significant expenditures, and non-compliance with such regulations may adversely affect us.

As a public company, we are subject to regulations not applicable to private companies, including provisions of the Sarbanes-Oxley Act and the related rules and regulations promulgated by the SEC. Our management is required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and rules and regulations of the SEC thereunder. We are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis, to evaluate and disclose changes in our internal control over financial reporting. This process diverts management’s time and attention. We cannot be certain as to the impact of our evaluation, testing and remediation actions on our operations, and we may not be able to ensure that the process is effective or that our internal control over financial reporting is or will be effective in a timely manner. In the event that we are unable to maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our administrative and principal executive offices are located at 550 Fifth Avenue, 6th Floor, New York, New York 10036. We believe that our office facilities are suitable and adequate for our business as it is presently conducted.

Item 3. Legal Proceedings.

Neither we nor Terra Income Advisors is currently subject to any material legal proceedings, nor, to our knowledge, are material legal proceedings threatened against us or Terra Income Advisors. From time to time, we and individuals employed by Terra Income Advisors may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies. While the outcome of these legal proceedings cannot be predicted with certainty, we do not expect that these proceedings will have a material effect upon our financial condition or results of operations.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

There is currently no market for our common stock, and we do not expect that a market for our shares will develop in the foreseeable future. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally will not be personally liable for our debts or obligations.

Set forth below is a chart describing the classes of our securities outstanding as of December 31, 2021:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Us or for Our Account	(4) Amount Outstanding Exclusive of Amount Under Column (3)
Common Stock	450,000,000	—	8,078,627

Since commencing operations, and through the end of the public offering of our comment stock (the “Offering”) on April 20, 2018, we had issued 8,878,606 shares of common stock for gross proceeds of $103.6 million, excluding shares pursuant to our distribution reinvestment plan (“DRIP”). As of December 31, 2021, we had 2,106 record holders of our common stock.

Issuer Purchases of Equity Securities

We implemented a share repurchase program whereby every quarter we offer to repurchase up to 2.5% of the weighed-average number of shares outstanding in the prior calendar year at a price per share equal to the most recently disclosed NAV per share of our common stock immediately prior to the date of repurchase. The purpose of the share repurchase program is to provide stockholders with liquidity, because there is otherwise no public market for our common stock. In addition, the Board may amend, suspend or terminate the share repurchase program upon 30 days’ notice. On March 25, 2020, the Board unanimously approved the suspension of the operation of the share repurchase program, effective as of April 30, 2020. On May 11, 2021, the Board unanimously approved the resumption of the share repurchase program effective as of June 30, 2021.

The following table provides information with respect to our repurchases of shares of our common stock pursuant to our share repurchase program for the three months ended December 31, 2021:

Period	Total Number of Shares Repurchased	Average Price Paid per Share	Maximum Number of Shares Allowed to be Repurchased
Three Months Ended December 31, 2021
October 1 to October 31, 2021	—	$—	—
November 1 to November 30, 2021	—	—	—
December 1 to December 31, 2021 (1)(2)	208,904	9.00	207,656

	208,904	$9.00	207,656

(1)

A total of 653,098 shares were validly tendered and not withdrawn, an amount that exceeded the maximum number of shares we offered to purchase. In accordance with the terms of the tender offer, we purchased a total of 207,652 shares validly tendered and not withdrawn on a pro rata basis. Approximately 31.8% of the number of shares tendered by each stockholder who participated in the tender offer was repurchased by us.

(2)

Subsequent to the close of the tender offer, we discovered an administrative error in which two tender requests were not processed. We honored the tender requests in January 2022 and accordingly another 1,252 shares were repurchased.

Senior Securities

Information about our senior securities is shown in the table below as of December 31, 2021, December 31, 2020, December 31, 2019, December 31, 2018, September 30, 2018, September 30, 2017, and September 30, 2016. Prior to the period ended September 30, 2016, there were no senior securities outstanding. The report of our independent registered public accounting firm, KPMG LLP, on the senior securities table as of December 31, 2021, December 31, 2020, December 31, 2019, December 31, 2018, September 30, 2018, September 30, 2017, and September 30, 2016 is attached as an exhibit to this annual report on Form 10-K.

Period ended	Total Amount Outstanding Exclusive of Treasury Securities (1)	Asset Coverage Per Unit (2)	Involuntary Liquidating Preference Per Unit (3)	Average Market Value Per Unit (Exclude Bank Loans) (4)
December 31, 2021	$48,238,009	$2.5	$—	N/A	(5)
December 31, 2020	$4,250,000	$18.9	$—	N/A
December 31, 2019	$3,120,888	$25.2	$—	N/A
December 31, 2018	$—	$—	$—	N/A
September 30, 2018	$1,800,000	$48.7	$—	N/A
September 30, 2017	$1,800,000	$42.9	$—	N/A
September 30, 2016	$14,508,031	$3.9	$—	N/A

(1)	For purposes of calculating the asset coverage ratio per unit, we consider the obligations under the participation agreements to be senior securities.
(2)

Asset coverage per unit is the ratio of the carrying value of our total assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness.

(3)

The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it. The “—” in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.

(4)	Not applicable because senior securities are not registered for public trading on an exchange.

(5)

As of December 31, 2021, senior securities included $38.4 million of senior notes, $5.0 million of borrowings under a term loan and $4.9 million of obligations under participation agreements. The average trading price for the senior notes for the year ended December 31, 2021 was $25.7.

Item 6. [Reserved].

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The information contained in this section should be read in conjunction with our audited financial statements and related notes thereto and other financial information included elsewhere in this Annual Report on Form 10-K.

For the discussion and analysis of financial condition and results of operations for the years ended December 31, 2020 and 2019, please see “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of operations” of the Transition Report on Form 10-K filed with the SEC on March 8, 2021.

Please see Item 1A “Risk Factors” and “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

We were incorporated under the general corporation laws of the State of Maryland on May 15, 2013 and commenced operations on June 24, 2015. Prior to June 24, 2015, we had no operations except for matters relating to our organization and registration. We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act, and previously elected to be taxed for federal income tax purposes, beginning with our taxable year ended September 30, 2015, and qualified annually thereafter, as a RIC under Subchapter M of the Code. On December 31, 2018, we announced our intention to change our tax election from taxation as a RIC to taxation as a REIT. The REIT tax election allows us to benefit from the preferential tax treatment afforded to RICs and REITs without us being subject to RIC-specific diversification restrictions. We elected to be taxed as a REIT under the Code commencing with our short taxable year beginning October 1, 2018 and ending December 31, 2018 and believe we have operated so as to qualify to be taxed as a REIT under Subchapter M of the Code. Concurrent with the change in tax election, we changed our fiscal year end from September 30 to December 31 to satisfy the REIT requirement.

Our investment activities are externally managed by Terra Income Advisors and supervised by our Board, a majority of whom are independent. Under the Investment Advisory Agreement, we have agreed to pay Terra Income Advisors an annual base management fee based on our average quarterly gross assets, as well as incentive fees based on our performance. We are also responsible for future payments of the servicing fee to selected dealers under the servicing plan (the “Servicing Plan”) as a result of the assignment of certain administrative functions and other obligations under the second amended and restated dealer manager agreement (the “Dealer Manager Agreement”) between the Company and Terra Capital Markets, LLC (“Terra Capital Markets”) and related selected dealer agreements to us. See “Item 13. — Compensation of Terra Income Advisors and Terra Capital Markets”.

On April 1, 2021, Mavik Capital Management, LP, an entity controlled by Vikram S. Uppal, our Chief Executive Officer, completed a series of related transactions that resulted in all of the outstanding interests in Terra Capital Partners being acquired by Mavik for a combination of cash and interests in Mavik. Following the series of transactions described below, Terra Income Advisors is ultimately controlled by Mavik.

Prior to the Recapitalization, Terra Capital Partners was the immediate parent and managing member of Terra Income Advisors, and was ultimately controlled by the Axar RE Manager. In connection with the

Recapitalization, Axar RE Manager assumed direct control of Terra Income Advisors by becoming its manager. Thus, the same parties that controlled Terra Income Advisors prior to the consummation of the Recapitalization maintained control of Terra Income Advisors, and by the terms of the Recapitalization continued to do so until a new investment advisory and administrative services agreement between us and Terra Income Advisors was approved by the affirmative vote of a majority of the outstanding shares of common stock entitled to vote at our 2021 annual meeting of stockholders on September 22, 2021. Subsequent to the approval of the Investment Advisory Agreement, Axar RE Manager ceased to be the manager of Terra Income Advisors and Terra Capital Partners again became the managing member of Terra Income Advisors.

Our primary investment objectives are to pay attractive and stable cash distributions and to preserve, protect and return capital contributions to stockholders. Our investment strategy is to originate and manage a diversified portfolio consisting of (i) commercial real estate loans to U.S. companies qualifying as “eligible portfolio companies” under the 1940 Act, including mezzanine loans, first and second lien mortgage loans, subordinated mortgage loans, bridge loans and other commercial real estate-related loans related to or secured by high quality commercial real estate in the United States and (ii) preferred equity real estate investments in U.S. companies qualifying as “eligible portfolio companies” under the 1940 Act. We may also purchase select commercial real estate-related debt securities, such as CMBS or CDOs.

The level of our investment activity depends on many factors, including the amount of debt and equity capital available to prospective borrowers, the level of refinancing activity for such companies, the availability of credit to finance transactions, the general economic environment and the competitive environment for the types of investments we make. Our distributions may exceed our earnings. Therefore, portions of the distributions that we make may represent a return of capital to investors for tax purposes, which will lower investors’ tax basis in their shares.

The COVID-19 pandemic has had a significant impact on local, national and global economies and has resulted in a world-wide economic slowdown. While certain economies have exhibited growth of late when compared to earlier months of 2020, the amount of economic recovery will continue to be impacted by reductions and restrictions in economic activity resulting from increased COVID-19 cases. We continue to closely monitor the impact of the COVID-19 pandemic on all aspects of our investments and operations. The extent to which the COVID-19 pandemic may impact our investments and operations going forward will depend on future developments, which are highly uncertain and cannot be predicted with confidence. These developments include the duration of the outbreak, the impact of the global vaccination effort, any new strains of the virus that are resistant to available vaccines, the impact of government stimulus, new information that may emerge concerning the severity of COVID-19, and actions taken by federal, state and local agencies as well as the general public to contain COVID-19 or treat its impact, among others.

Revenues

We generate revenue primarily in the form of interest on the debt securities that we hold. We make debt investments that bear interest at fixed and floating rates. Interest on debt securities is generally payable monthly. The principal amount of the debt securities and any accrued but unpaid interest generally become due at the maturity date. In addition, we may generate revenue in the form of exit fees payable upon repayment of the loans we hold, origination fees for loans we originate, commitment and other fees in connection with transactions, all of which are recorded as interest income. As prepayment(s), partial or full, occurs on an investment, prepayment income is recognized. Preferred returns earned on any preferred equity investments, if any, is recognized on an accrual basis to the extent that we expect to collect such amounts.

Expenses

Our primary operating expenses include interest expense on unsecured notes payable, interest expense from obligations under participation agreements, professional fees, payment of fees and reimbursement of expenses to

Terra Income Advisors and other expenses necessary for our operations. We bear other expenses, which include, among other things:

•	the cost of calculating our NAV, including the related fees and cost of any third-party valuation services;

•	the cost of effecting sales and repurchases of shares of our common stock and other securities;

•	fees payable to third parties relating to, or associated with, monitoring our financial and legal affairs;

•	making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;

•	interest payable on debt, if any, incurred to finance our investments;

•	transfer agent and custodial fees;

•	fees and expenses associated with marketing efforts;

•	servicing fees;

•	federal and state registration fees;

•	federal, state and local taxes;

•	independent directors’ fees and expenses, including travel expenses;

•	costs of director and stockholder meetings, proxy statements, stockholders’ reports and notices;

•	costs of fidelity bonds, directors and officers/errors and omissions liability insurance and other insurance premiums;

•	direct costs, including those relating to printing of stockholder reports and advertising or sales materials, mailing and long-distance telephone expenses;

•	fees and expenses associated with independent audits and outside legal costs, including compliance with the Sarbanes-Oxley Act, the 1940 Act and applicable federal and state securities laws;

•	costs associated with our chief compliance officer;

•	brokerage commissions for our investments; and

•

all other expenses incurred by us or Terra Income Advisors in connection with administering our investment portfolio, including expenses incurred by Terra Income Advisors in performing certain of its obligations under the Investment Advisory Agreement.

We reimburse Terra Income Advisors for expenses necessary to perform services related to our administration and operation. The amount of this reimbursement is set at the lesser of (i) Terra Income Advisors’s actual costs incurred in providing such services and (ii) the amount that our Board, including a majority of our independent directors, estimates we would be required to pay alternative service providers for comparable services in the same geographic location. Terra Income Advisors is required to allocate the cost of such services to us based on objective factors, such as total assets, revenues, time allocations and/or other reasonable metrics. Our Board then assesses the reasonableness of such reimbursements based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party providers known to be available. In addition, our Board considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our Board compares the total amount paid to Terra Income Advisors for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We do not reimburse Terra Income Advisors for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of Terra Income Advisors.

Net Loan Investment Portfolio

The tables below present our investment portfolio on a net investment basis, which represents our proportionate share of the investments, based on our economic ownership of these investments. This measure is used in reports to our executive management and is used as a component to the asset base from which we calculate our base management fee. We believe that this measure provides useful information to investors because it represents our total assets under management and the financial exposure of each investment individually.

	December 31, 2021
	Gross Loan Investments		Transfers Treated as Obligations Under Participation Agreements		Net Loan Investments
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair value
American Gilsonite Company	$21,108,623	$21,417,965	$—	$—	$21,108,623	$21,417,965
370 Lex Part Deux, LLC	21,002,365	20,250,306	—	—	21,002,365	20,250,306
Hillsborough Owners LLC	16,026,455	16,279,593	4,807,937	4,883,877	11,218,518	11,395,716
Post Brothers Holdings, LLC	14,897,294	15,100,246	—	—	14,897,294	15,100,246
William A. Shopoff & Cindy I. Shopoff	13,121,112	13,347,088	—	—	13,121,112	13,347,088
RS JZ Driggs, LLC	7,847,256	7,877,552	—	—	7,847,256	7,877,552
Havemeyer TSM LLC	6,810,164	6,874,428	—	—	6,810,164	6,874,428
Ann Street JV LLC	5,320,560	5,482,725	—	—	5,320,560	5,482,725
Dwight Mezz II LLC	3,000,000	3,000,730	—	—	3,000,000	3,000,730

Total loan investments	109,133,829	109,630,633	4,807,937	4,883,877	104,325,892	104,746,756
Marketable securities	789,335	879,272	—	—	789,335	879,272

Total investments	$109,923,164	$110,509,905	$4,807,937	$4,883,877	$105,115,227	$105,626,028

	December 31, 2020
	Gross Loan Investments		Transfers Treated as Obligations Under Participation Agreements		Net Loan Investments
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair value
370 Lex Part Deux, LLC	$18,829,330	$18,177,257	$—	$—	$18,829,330	$18,177,257
LD Milpitas Mezz, LP	17,118,124	17,175,880	4,285,562	4,293,971	12,832,562	12,881,909
Orange Grove Property Investors, LLC	8,539,823	8,565,819	—	—	8,539,823	8,565,819
Havemeyer TSM LLC	6,222,830	6,347,853	—	—	6,222,830	6,347,853
Stonewall Station Mezz LLC	4,623,925	4,607,695	—	—	4,623,925	4,607,695
RS JZ Driggs, LLC	4,313,257	4,306,434	—	—	4,313,257	4,306,434
City Gardens 333 LLC	3,957,458	3,958,747	—	—	3,957,458	3,958,747
Dwight Mezz II LLC	3,000,000	3,033,593	—	—	3,000,000	3,033,593

Total loan investments	66,604,747	66,173,278	4,285,562	4,293,971	62,319,185	61,879,307
Marketable securities	789,335	864,170	—	—	789,335	864,170

Total investments	$67,394,082	$67,037,448	$4,285,562	$4,293,971	$63,108,520	$62,743,477

	Years Ended December 31,
	2021		2020
	Weighted Average Principal Amount	Weighted Average Coupon Rate	Weighted Average Principal Amount	Weighted Average Coupon Rate
Gross loan investments	$80,550,941	12.8%	$64,973,940	12.3%
Obligations under participation agreements	(3,521,859)	11.9%	(4,126,768)	13.0%

Net loan investments	$77,029,082	12.9%	$60,847,172	12.2%

Our portfolio is concentrated in a limited number of industries and borrowers, and, as a result, a downturn in any particular industry or borrower in which we are heavily invested may significantly impact the aggregate returns we realize. If an industry in which we are heavily invested suffers from adverse business or economic conditions (as a result of the COVID-19 pandemic or otherwise), a material portion of our investment could be affected adversely, which, in turn, could adversely affect our financial position and results of operations. For example, as of December 31, 2021, our investments secured by multifamily and mixed-use properties represented approximately 38.7% and 31.5%, respectively, of our net assets. In addition, as of December 31, 2021, we held only nine loan investments and our largest loan investment represented approximately 29.1% of our net assets and our top three loan investments represented approximately 78.7% of our net assets. See “Risk Factors — Our loan portfolio is concentrated in a limited number of industries and borrowers, which may subject us to a risk of significant loss if there is a downturn in a particular industry in which we are concentrated or if one of our larger borrowers encounters financial difficulties.”

Portfolio Investment Activity

For the years ended December 31, 2021 and 2020, we invested $133.9 million and $13.3 million in new and add-on loans, and had $92.6 million and $8.4 million of loan repayments, resulting in resulting in net investments of $41.3 million and $4.9 million, respectively. Additionally, for the years ended December 31, 2021 and 2020, we purchased $10.0 million and $6.0 million in marketable securities, and sold $10.7 million and $6.4 million of marketable securities, respectively.

Our portfolio composition, based on fair value at December 31, 2021 and 2020 was as follows:

	December 31, 2021			December 31, 2020
	Investments at Fair Value	Percentage of Total Portfolio	Weighted Average Coupon Rate (1)	Investments at Fair Value	Percentage of Total Portfolio	Weighted Average Coupon Rate (1)
Loans	$61,281,259	55.4%	12.6%	$20,209,473	30.1%	12.7%
Loans through participation interest	48,349,374	43.8%	12.7%	45,963,805	68.6%	10.1%
Marketable securities	879,272	0.8%	8.5%	864,170	1.3%	8.5%

Total	$110,509,905	100.0%	12.6%	$67,037,448	100.0%	10.8%

(1)	Based upon the principal value of our investments.

The following table shows the portfolio composition by property type grouping based on fair value at December 31, 2021 and 2020:

	December 31, 2021		December 31, 2020
	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value	Percentage of Total Portfolio
Multifamily	$28,460,523	25.7%	$4,306,434	6.4%
Mixed use	23,154,021	21.0%	6,347,853	9.5%
Infrastructure	21,417,965	19.4%	—	—%
Office	20,250,306	18.3%	18,177,257	27.1%
Industrial	13,347,088	12.1%	—	—%
Student housing	3,000,730	2.7%	6,992,340	10.4%
Hotel — extended stay	—	—%	17,175,880	25.6%
Condominium	—	—%	8,565,819	12.8%
Land	—	—%	4,607,695	6.9%

Total loan investments	109,630,633	99.2%	66,173,278	98.7%
Marketable securities	879,272	0.8%	864,170	1.3%

Total investments	$110,509,905	100.0%	$67,037,448	100.0%

Senior Unsecured Notes

In February 2021, we issued $38.4 million in aggregate principal amount of 7.00% fixed-rate notes due 2026, for net proceeds of $37.2 million after deducting underwriting commissions of $1.2 million. Interest on the notes is paid quarterly in arrears every March 30, June 30, September 30 and December 30, at a rate of 7.00% per year, beginning June 30, 2021. The notes mature on March 31, 2026. The notes may be redeemed in whole or in part at any time or from time to time at our option on or after February 10, 2023.

Term Loan

In April 2021, we entered into a credit agreement with a lender to provide for a delayed draw term loan of $25.0 million. The Term Loan currently bears interest at a rate equal to 5.625% and matures on April 9, 2025. As of December 31, 2021, the amount outstanding under the Term Loan was $5.0 million.

Obligations under Participation Agreements

We may enter into participation agreements with related and unrelated parties, primarily other affiliated funds of our sponsor. The participation agreements provide us with the opportunity to invest along the same terms, conditions, price, and rights in the specified investment. The purpose of the participation agreements is to allow us and an affiliate to originate a specified investment when, individually, we do not have the liquidity to do so or to achieve a certain level of portfolio diversification. We may transfer portions of our investments to other participants or we may be a participant to an investment held by another entity.

Certain partial loan sales do not qualify for sale accounting because these sales do not meet the definition of a “participating interest,” as defined in the guidance, in order for sale treatment to be allowed. Participations or other partial loan sales which do not meet the definition of a participating interest remain as an investment on the accompanying statements of assets and liabilities and the portion transferred is recorded as obligations under participation agreements in the liabilities section of the statements of assets and liabilities.

As of December 31, 2021 and 2020, obligations under participation agreements at fair value was $4.9 million and $4.3 million and the weighted average contractual interest rate on the obligations under participation agreements was 8.3% and 13.0%, respectively. For the year ended December 31, 2021, we transferred $25.9 million of investments to affiliates through participation agreements and made $25.7 million of repayments on obligations under participation agreements. For the year ended December 31, 2020, we transferred $1.1 million of investments to affiliates through participation agreements and did not make any repayments on obligations under participation agreements.

Results of Operations

Operating results for the years ended December 31, 2021 and 2020 were as follows:

	Years Ended December 31,
	2021	2020	Change
Total investment income	$13,671,878	$10,096,375	$3,575,503
Total operating expenses	10,509,401	5,177,571	5,331,830

Net investment income before income taxes	3,162,477	4,918,804	(1,756,327)
Income tax expense	534,784	—	534,784

Net investment income	2,627,693	4,918,804	(2,291,111)
Net change in unrealized appreciation (depreciation) on investments	943,375	(1,228,240)	2,171,615
Net realized gain on investments	582,710	1,173,714	(591,004)
Net change in unrealized (appreciation) depreciation on obligations under participation agreements	(67,533)	65,066	(132,599)

Net increase in net assets resulting from operations	$4,086,245	$4,929,344	$(843,099)

Investment Income

The composition of our investment income for the years ended December 31, 2021 and 2020 were as follows:

	Years Ended December 31,
	2021	2020	Change
Interest income	$12,489,678	$8,692,506	$3,797,172
Prepayment fee income	485,236	1,280,290	(795,054)
Dividend and other income	696,964	123,579	573,385

Total investment income	$13,671,878	$10,096,375	$3,575,503

Interest Income

For the year ended December 31, 2021 as compared to the same period in 2020, interest income increased by $3.8 million, primarily due to an increase of $2.9 million on contractual interest income and an increase of $0.9 million in origination and exit fee income. Contractual interest income increased as a result of an increase in the weighted average outstanding principal balance as well as an increase in the weighted average coupon rate on our investments. Origination and exit fee income are related to a loan we originated in the third quarter and the borrower repaid in the same period.

Prepayment Fee Income

Prepayment fee income represents prepayment fees charged to borrowers for the early repayment of loans.

For the year ended December 31, 2021, we received a prepayment fee income of $0.5 million on a loan that a borrower repaid one year before maturity. For each of the year ended December 31, 2020, we received a prepayment fee income of $1.3 million on a loan that a borrower repaid more than four years before maturity.

Dividend and Other Income

For the year ended December 31, 2021 as compared to the same period in 2020, dividend and other income increased by $0.6 million, as a result of an increase in the weighted average investment balance on marketable securities.

Operating Expenses

The composition of our operating expenses for the years ended December 31, 2021 and 2020 were as follows:

	Years Ended December 31,
	2021	2020	Change
Base management fees	$2,182,947	$1,517,858	$665,089
Incentive fees on capital gains	291,710	6,214	285,496
Operating expense reimbursement to Adviser	1,222,217	799,893	422,324
Servicing fees	501,718	705,555	(203,837)
Interest expense on unsecured notes payable	2,703,111	—	2,703,111
Professional fees	1,240,762	1,180,990	59,772
Interest expense from obligations under participation agreements	1,513,228	571,083	942,145
Interest expense on term loan	313,638	—	313,638
Directors’ fees	120,622	120,500	122
Insurance expense	242,019	215,301	26,718
General and administrative expenses	177,429	60,177	117,252

Total operating expenses	$10,509,401	$5,177,571	$5,331,830

For the year ended December 31, 2021 as compared to the same period in 2020, total operating expenses increased by $5.3 million. The reasons for the changes are stated below.

Base Management Fees

Under the Investment Advisory Agreement, we pay Terra Income Advisors a base management fee, which is calculated at an annual rate of 2.0% of our average gross assets.

For the year ended December 31, 2021 as compared to the same period in 2020, base management fees increased by $0.7 million, due to an increase in our gross assets resulting from an increase in funds under management.

Incentive Fees on Capital Gains

Under the Investment Advisory Agreement, we pay Terra Income Advisors an incentive fee on capital gains equal to 20.0% of our net realized and unrealized capital gains. No incentive fees on capital gains are actually payable by us with respect to unrealized gains` until those gains are realized.

For the year ended December 31, 2021 as compared to the same period in 2020, incentive fees on capital gains increased by $0.3 million, primarily due to an increase in unrealized appreciation on our marketable securities and loan investments.

Operating Expense Reimbursement to Adviser

Under the Investment Advisory Agreement, we reimburse Terra Income Advisors for operating expenses incurred in connection with administrative services provided to us, including compensation to administrative personnel.

For the year ended December 31, 2021 as compared to the same period in 2020, operating expense reimbursement to Adviser increased by $0.4 million, primarily due to an increase in our allocation ratio in relation to affiliated funds managed by Terra Income Advisors and its affiliates as a result of an increase in funds under management.

Servicing Fees

On September 30, 2017, we adopted the Servicing Plan pursuant to which we paid Terra Capital Markets, an affiliate of Terra Income Advisors and the dealer manager of the Offering, a servicing fee at an annual rate of 1.125% of the most recently published NAV per share of our common stock, of which up to 0.75% is reallowed to selected dealers, in exchange for providing stockholder-related administrative support services. With respect to each share sold, excluding shares sold through our distribution reinvestment plan, the servicing fee is payable annually on the anniversary of the applicable month of purchase. On December 23, 2020, Terra Capital Markets assigned certain of its administration support services and certain obligations under the Dealer Manager Agreement to us, including making future payments of the previously reallowed servicing fee under the Servicing Plan directly to selected dealers, effectively reducing the servicing fee to 0.75%.

For the year ended December 31, 2021 as compared to the same period in 2020, servicing fees decreased by $0.2 million, as a result of a reduction in the servicing fee rate.

Interest Expense on Unsecured Notes Payable

In February 2021, we issued $38.4 million in aggregate principal amount of 7.00% fixed-rate notes due 2026.

For the year ended December 31, 2021, interest expense on unsecured notes payable was $2.7 million. There was no such interest expense for the year ended December 31, 2020.

Interest Expense From Obligations Under Participation Agreements

For the year ended December 31, 2021 as compared to the same period in 2020, interest expense from obligations under participation agreements increased by $0.9 million, due to the participants’ portion of prepayment fee, origination fee and exit fee income related to a new loan that was originated and repaid in the current quarter as well as an increase in the weighted average principal balance on obligations under participation agreements.

Interest Expense on Term Loan

In April 2021, we entered into a credit agreement with a lender to provide for a delayed draw term loan of $25.0 million. The Term Loan currently bears interest at a rate equal to 5.625% and matures on April 9, 2025. We also pay, with respect to any unused portion of the Term Loan, a commitment fee of 0.75% per annum. As of December 31, 2021, the amount outstanding under the Term Loan was $5.0 million.

For the year ended December 31, 2021, interest expense on Term Loan was $0.3 million. There was no interest expense on Term Loan for the year ended December 31, 2020.

General and Administrative Expenses

For the year ended December 31, 2021 as compared to the same period in 2020, general and administrative expenses increased by $0.1 million, primarily due to fees incurred in connection with the 2021 proxy solicitation as well as an increase in our state franchise taxes.

Income Tax Expense

During the third quarter of 2021, we formed a taxable REIT subsidiary to hold two credit facilities. For the year ended December 31, 2021, pre-tax income attributable to the TRS was $1.8 million. Based on the effective income tax rate of 30.5%, provision for income tax for the TRS was $0.5 million. There was no such expense for the same periods in 2020.

Net Change in Unrealized Appreciation or Depreciation on Investments and Obligations under Participation Agreements

Net change in unrealized appreciation or depreciation on investments and obligations under participation agreements reflects the change in our portfolio investment values during the reporting period, including any reversal of previously recorded unrealized gains or losses, when gains or losses are realized. Valuation of our portfolio investments and obligations under participation agreements fluctuates over time, reflecting changes in the market yields for loans and debt investments, and any associated premium or discount and origination or exit fee are amortized down or accreted up to par value as each investment approaches maturity.

2021 — For the year ended December 31, 2021, we recorded an increase in net change in unrealized appreciation on investments of $0.9 million, primarily due to new investments originated in the current period partially offset by a decrease in the discounted cash flow of one loan due to the recovery period being extended.

2020 — For the year ended December 31, 2020, we recorded an increase in net change in unrealized depreciation on investments of $1.2 million, primarily due to widening credit spreads partially offset by decreases in underlying index rates as a result of the macro-economic conditions impacted by the COVID-19 outbreak. For additional information concerning the COVID-19 pandemic and its potential impact on our business and our operating results, see Part II — Other information, Item 1A. Risk Factors, “The continuing spread of a new strain of coronavirus, which causes the viral disease known as COVID-19, may adversely affect our investments and operations”.

Net Realized Gain on Investments

For the year ended December 31, 2021, net realized gain on investments was $0.6 million, respectively, primarily related to net gain recognized on sale of marketable securities of $0.8 million, partially offset by a loss recognized on the repayment of a loan of $0.2 million. For the year ended December 31, 2020, we sold certain marketable securities and recognized a net realized gain on investments of $1.2 million.

Net Increase in Net Assets Resulting from Operations

For the years ended December 31, 2021 and 2020, we recorded a net increase in net assets resulting from operations of $4.1 million and $4.9 million, respectively. Based on the weighted average shares of common stock outstanding, our per share net increase in net assets resulting from operations was $0.49 and $0.59, respectively.

Financial Condition, Liquidity and Capital Resources

We currently generate cash primarily from cash flows from interest, dividends and fees earned from our investments and principal repayments and proceeds from sales of our investments. Our primary use of cash is for our targeted investments, payments of our expenses and cash distributions to our stockholders.

Prior to investing in securities of portfolio companies, we invest the net proceeds from the offering of securities and from sales and paydowns of existing investments primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with our BDC election.

We may borrow funds to make investments to the extent we determine that leveraging our portfolio would be appropriate. In February 2021, we issued $38.4 million in aggregate principal amount of 7.00% fixed-rate notes due 2026, for net proceeds of $37.2 million after deducting underwriting commissions of $1.2 million. In April 2021, we entered into a credit agreement with a lender to provide for a delayed draw term loan of $25.0 million. The Term Loan currently bears interest at a rate equal to 5.625% and matures on April 9, 2025. As of December 31, 2021, the amount outstanding under the Term Loan was $5.0 million.

Cash Flows for the Year Ended December 31, 2021

Operating Activities — For the year ended December 31, 2021, net cash used in operating activities was $35.7 million. The level of cash flows used in or provided by operating activities is affected by the timing of purchases, repayments and sales of portfolio investments, among other factors. Cash flows used in operating activities for the year ended December 31, 2021 were primarily related to purchases of investments of $143.9 million, partially offset by repayments and proceeds from sale of investments of $103.3 million and cash generated from operations of $4.9 million.

Financing Activities — For the year ended December 31, 2021, net cash provided by financing activities was $33.8 million, primarily related to proceeds from issuance of unsecured notes, net of discount, of $37.2 million and proceeds from borrowings under the Term Loan of $4.4 million, net of discount, partially offset by distributions paid to stockholders of $2.9 million, payments for repurchases of common stock under the stock repurchase plan of $3.8 million and payment of financing costs related to the issuance of unsecured notes and the Term Loan of $1.3 million. Additionally, we received proceeds from obligations under participation agreements of $25.9 million and made repayment of obligations under participation agreements of $25.7 million

Cash Flows for the Year Ended December 31, 2020

Operating Activities — For the year ended December 31, 2020, net cash used in by operating activities was $0.4 million. The level of cash flows used in or provided by operating activities is affected by the timing of purchases, repayments and sales of portfolio investments, among other factors. Cash flows used in operating activities for the year ended December 31, 2020 were primarily related to purchases of investments of $19.3 million, partially offset by repayments and proceeds from sale of investments of $14.8 million and cash generated from operations of $4.2 million.

Financing Activities — For the year ended December 31, 2020, net cash used in financing activities was $3.0 million, primarily related to distributions paid to stockholders of $4.1 million, partially offset by proceeds from obligations under participation agreements of $1.1 million.

Contractual Obligations

The following table provides a summary of our contractual obligations at December 31, 2021:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Unsecured notes payable — principal (1)	$38,375,000	$—	$—	$38,375,000	$—
Term loan payable — principal (2)	5,000,000	—	—	5,000,000	—
Obligations under participation agreements — principal (3)	4,863,009	—	4,863,009	—	—
Interest on borrowings (2)	13,135,098	3,372,604	6,326,556	3,435,938	—
Unfunded lending commitments (3)	14,907,955	12,207,967	2,699,988	—	—

	$76,281,062	$15,580,571	$13,889,553	$46,810,938	$—

(1)	Amount excludes unamortized discount and deferred financing costs of $1.9 million.
(2)	Amount excludes unamortized discount and deferred financing costs of $0.8 million.
(3)

In the normal course of business, we enter into participation agreements with related parties, whereby we transfer a portion of the loans to them. These loan participations do not qualify for sale treatment. As such, the loans remain on our consolidated statements of assets and liabilities and the proceeds are recorded as obligations under participation agreements. Similarly, interest earned on the entire loan balance is recorded within “Interest income” and the interest related to the participation interest or sold interest is recorded within “Interest expense on obligations under participation agreements” in the consolidated statements of operations. We have no direct liability to a participant under its participation agreements with respect to the underlying loan, and the participants’ share of the loan is repayable only from the proceeds received from the related borrower/issuer of the loans.

(4)

Interest was calculated using the applicable annual variable interest rate and balance outstanding at December 31, 2021. Amount represents interest expense through maturity plus exit fee as applicable.

(5)

Certain of our loans provide for commitments to fund the borrower at a future date. As of December 31, 2021, we had three loans with total funding commitments of $43.4 million, of which we funded $28.5 million.

Investment Advisory Agreement and Servicing Plan

We have entered into certain contracts under which we have material future commitments.

On April 20, 2015, we entered into the Investment Advisory Agreement with Terra Income Advisors in accordance with the 1940 Act. Terra Income Advisors serves as our investment adviser in accordance with the terms of the Investment Advisory Agreement. Payments under the Investment Advisory Agreement in each reporting period consist of (i) a base management fee equal to a percentage of the value of our average gross assets and (ii) an incentive fee based on our performance. Terra Income Advisors is reimbursed for allocated administrative expenses incurred on our behalf.

On September 30, 2017, we adopted the Servicing Plan. Pursuant to the Servicing Plan, Terra Capital Markets was entitled to receive a servicing fee at an annual rate of 1.125% of the most recently published NAV per share of our common stock, of which up to 0.75% is reallowed to selected dealers, in exchange for providing certain administrative support services. With respect to each share sold, excluding shares sold through our distribution reinvestment plan, the servicing fee is payable annually on the anniversary of the applicable month of purchase. On December 23, 2020, Terra Capital Markets assigned to us certain of its administration support services and certain obligations under the Dealer Manager Agreement, including making future payments of the previously reallowed servicing fee under the Servicing Plan directly to selected dealers, effectively reducing the servicing fee to 0.75%. The Servicing Plan will remain in effect for so long as such continuance is approved quarterly by our Board, including a majority of our directors who are not “interested persons” as defined in the

1940 Act and who have no direct or indirect financial interest in the operation of the Servicing Plan or in any agreements entered into in connection therewith. In addition, our Board will review all payments made pursuant to the Servicing Plan at least quarterly. We will no longer incur the annual servicing fee upon the earlier of (i) the aggregate underwriting compensation from all sources, including selling commissions, dealer manager fees, broker-dealer fees, and servicing fees would exceed 10% of the gross proceeds in the Offering, (ii) with respect to a specific share, the date that such share is redeemed or is no longer outstanding, and (iii) the date, if any, upon which a liquidity event occurs.

The following table presents a summary of such fees and reimbursements in accordance with the terms of the related agreements:

	Years Ended December 31,
	2021	2020
Base management fees	$2,182,947	$1,517,858
Incentive fees on capital gains	291,710	6,214
Operating expense reimbursement to Adviser	1,222,217	799,893
Servicing fees	501,718	705,555

REIT Status and Distributions

We elected to be taxed as a REIT under the Code commencing with our short taxable year beginning October 1, 2018 and ending December 31, 2018, and we believe we have operated in such a manner to continue to be taxed as a REIT for federal income tax purposes. In order to qualify as a REIT, we are required, among other things, to distribute dividends equal to at least 90% of our REIT net taxable income to the stockholders annually and meet certain tests regarding the nature of our income and assets. As long as the distributions are declared by the later of the fifteenth day of the ninth month following the close of the taxable year or the due date of the tax return, including extensions, distributions paid up to one year after the current tax year can be carried back to the prior tax year for determining the distributions paid in such tax year. We are also subject to nondeductible federal excise taxes if we do not distribute at least 85.0% of our ordinary income, 95.0% of our capital gain net income, if any, and any recognized and undistributed income from prior years on which we paid no federal income taxes. For the years ended December 31, 2021 and 2020, we have made sufficient distributions to our stockholders to qualify to be taxed as a REIT and to preclude the imposition of either U.S. federal corporate income or excise taxation.

Distributions to our stockholders are recorded as of the record date. Subject to the discretion of the Board and applicable legal restrictions, we authorize and declare ordinary cash distributions on either a monthly or quarterly basis and pay such distributions on a monthly basis. We calculate each stockholder’s specific distribution amount for the period using daily record dates, and each stockholder’s distributions begin to accrue on the date we accept such stockholder’s subscription for shares of our common stock. From time to time at the discretion of the Board, we may also pay special interim distributions in the form of cash or shares of common stock.

During certain periods, our distributions may exceed our earnings. As a result, it is possible that some or all of the distributions we make will represent a return of capital for tax purposes. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with the Offering, including any fees payable to Terra Income Advisors. Each year a statement on Form 1099-DIV identifying the sources of the distributions will be mailed to our stockholders.

We intend to continue to make our ordinary distributions in the form of cash out of assets legally available for distribution unless stockholders elect to receive their cash distributions in additional shares of our common stock under our distribution reinvestment plan. Any distributions reinvested under the plan will nevertheless remain taxable to a U.S. stockholder.

We have adopted an “opt in” distribution reinvestment plan for our stockholders. As a result, if we make a cash distribution, our stockholders will receive distributions in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of our common stock. However, certain state authorities or regulators may impose restrictions from time to time that may prevent or limit a stockholder’s ability to participate in the distribution reinvestment plan.

We may fund our cash distributions to stockholders from any sources of funds available to us, including, borrowings, net investment income from operations, capital gain proceeds from the sale of assets, non-capital gain proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies. We have not established limits on the amount of funds we may use from available sources to make distributions.

Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”), which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the application of management’s most difficult, subjective or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods. In preparing the consolidated financial statements, management has made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. In preparing the consolidated financial statements, management has utilized available information, including industry standards and the current economic environment, among other factors, in forming its estimates and judgments, giving due consideration to materiality. Actual results may differ from these estimates. In addition, other companies may utilize different estimates, which may impact the comparability of our results of operations to those of companies in similar businesses. As we execute our expected operating plans, we will describe additional critical accounting policies in the notes to our future consolidated financial statements in addition to those discussed below.

Valuation of Investments

We measure the value of our investments in accordance with fair value accounting guidance promulgated under U.S. GAAP, which establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available actively quoted prices or for which fair value can be measured from actively quoted prices, generally, will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value will be classified and disclosed in one of the following categories:

•	Level 1 — observable inputs, such as quoted prices in active markets. Publicly listed equities, debt securities and publicly listed derivatives will be included in Level 1.

•

Level 2 — observable inputs such as for similar securities in active markets and quoted prices for identical securities in markets that are not active. In certain cases, debt and equity securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices, market transactions in comparable investments and various relationships between investments. Investments which are generally expected to be included in this category include corporate bonds and loans, convertible debt indexed to publicly listed securities and certain over-the-counter derivatives.

•

Level 3 — unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions. The inputs into the determination of fair value require significant judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and we consider factors specific to the investment. We expect most of the loan investments that will be held in the investment portfolio to fall into Level 3 of the fair value hierarchy. The fair value of our investment in marketable securities is determined based on quoted prices in an active market and is classified as Level 1 of the fair value hierarchy.

Valuation of Obligations under Participation Agreements

We have elected the fair value option under Accounting Standard Codification (“ASC”) Topic 825, Financial Instruments, relating to accounting for debt obligations at their fair value for obligations under participation agreements which arose due to partial loan sales which did not meet the criteria for sale treatment under ASC Topic 860, Transfers and Servicing. We employ the yield approach valuation methodology used for the real-estate related loan investments on our obligations under participation agreements.

Federal Income Taxes

We elected to be taxed as a REIT under the Code commencing with our short taxable year beginning October 1, 2018 and ending December 31, 2018. In order to qualify as a REIT, we are required, among other things, to distribute at least 90% of our REIT net taxable income to our stockholders and to meet certain tests regarding the nature of our income and assets.

Recognition of a tax benefit or liability with respect to an uncertain tax position is required only when the position is “more likely than not” to be sustained assuming examination by taxing authorities. We recognize interest and penalties, if any, related to unrecognized tax liabilities as income tax expense in the statements of operations. For the years ended December 31, 2021 and 2020, we did not incur any interest or penalties.

We hold certain portfolio company investments through consolidated taxable REIT subsidiaries. Such subsidiaries may be subject to U.S. federal and state corporate-level income taxes. These consolidated subsidiaries recognize deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences between the tax basis of certain assets and liabilities and the reported amounts included in the accompanying consolidated statements of assets and liabilities using the applicable statutory tax rates in effect for the year in which any such temporary differences are expected to reverse.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We may be subject to financial market risks, including changes in interest rates. To the extent that we borrow money to make investments, our net investment income will be dependent upon the difference between the rate at which we borrow funds and the rate at which we invest these funds. In periods of rising interest rates, our cost of funds would increase, which may reduce our net investment income. As a result, there can be no assurance that a significant change in the market interest rates will not have a material adverse effect on our net investment income.

As of December 31, 2021, we had two investments with a net principal balance of $32.4 million that provides for interest income indexed to LIBOR and is subject to a LIBOR floor. A decrease of 1% in LIBOR would have no impact on our annual interest income because the interest rates are protected by a floor in the respective loan agreements. An increase of 1% in LIBOR would increase our annual interest income by $0.1 million.

We may hedge against interest rate and currency exchange rate fluctuations by using standard hedging instruments, such as futures, options and forward contracts, subject to the requirements of the 1940 Act. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in benefits of lower interest rates with respect to our portfolio of investments with fixed interest rates. For the years ended December 31, 2021 and 2020, we did not engage in interest rate hedging activities.

In addition, we may have risks regarding portfolio valuation. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies —  Valuation of Investments.”

Item 8. Financial Statements and Supplementary Data.

Our financial statements are annexed to this Annual Report on Form 10-K beginning on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that we would meet our disclosure obligations.

Evaluation of Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Terra Income Advisors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements in our financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including the chief executive officer and chief financial officer of Terra Income Advisors (performing functions equivalent to those a principal executive officer and principal financial officer of our company would perform if we had any officers), we conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on its evaluation, our management concluded that our internal control over financial reporting was effective as of the end of the fiscal year covered by this Annual Report on Form 10-K.

The rules of the SEC do not require, and this Annual Report on Form 10-K does not include, an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

During the most recent fiscal quarter, there was no change in our internal controls over financial reporting, as defined under Rule 13a-15(f) under the Exchange Act, that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. Other Information

On March 30, 2022, the Board unanimously approved the suspension of the operation of the SRP, effective as of April 30, 2022. The SRP will remain suspended until such time as the Board approves its resumption.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate governance.

Set forth below is information concerning our directors and executive officers.

Board of Directors and Executive Officers

Our Board consists of four members, three of whom are not “interested persons” with respect to us or Terra Income Advisors as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. Members of the Board will be elected annually at our annual meeting of stockholders. We are prohibited from making loans or extending credit, directly or indirectly, to our directors or executive officers under Section 402 of the Sarbanes-Oxley Act.

Through its direct oversight role, and indirectly through its committees, the Board performs a risk oversight function for us consisting of, among other things, the following activities: (i) at regular and special Board meetings, and on an ad hoc basis, receiving and reviewing reports related to our performance and operations; (ii) reviewing and approving, as applicable, our compliance policies and procedures; (iii) meeting with the portfolio management team to review investment strategies, techniques and the processes used to manage related risks; (iv) meeting with, or reviewing reports prepared by, the representatives of key service providers, including our investment adviser, administrator, distributor, transfer agent, custodian and independent registered public accounting firm, to review and discuss our activities and to provide direction with respect thereto; (v) engaging the services of our chief compliance officer to test our compliance procedures and our service providers; and (vi) on a quarterly basis, approving the continuance of the Servicing Plan and the payments of service fees thereunder. Mr. Uppal, who is not an independent director, serves as Chairman of the Board. The Board feels that

Mr. Uppal is the director with the most knowledge of our business strategy and is best situated to serve as Chairman of the Board. Our charter, as well as regulations governing BDCs generally, requires that a majority of the Board be independent directors. The Board does not currently have a lead independent director. The Board, after considering various factors, has concluded that this structure is appropriate given our current size and complexity.

Directors

Information regarding the Board is set forth below. We have divided the directors into two groups: interested director and independent directors. The address for each director is c/o Terra Income Fund 6, Inc., 550 Fifth Avenue, 6th Floor, New York, NY 10036.

NAME	AGE	DIRECTOR SINCE	EXPIRATION OF TERM
Interested Director
Vikram S. Uppal	38	2019	2023
Independent Directors
Adrienne M. Everett	35	2021	2022
Spencer E. Goldenberg	39	2019	2024
Gaurav Misra	45	2021	2023

Interested Director

Vikram S. Uppal has served as the Chairman of the Board and President since November 2019, as the Chief Executive Officer of the Company and the Adviser since April 2019, and as the Chief Executive Officer of Terra Capital Partners since December 2018. Mr. Uppal has also served as the Chairman of Terra Property Trust’s board of director since November 2021, a director of Terra Property Trust and Terra REIT Advisors since February 2018, as Chief Executive Officer of Terra Property Trust and Terra REIT Advisors since December 2018, and as a director of RESOF since October 2020. Prior to joining Terra Capital Partners, Mr. Uppal was a Partner and Head of Real Estate at Axar Capital Management L.P. since 2016. Prior to Axar Capital Management L.P., Mr. Uppal was a Managing Director on the Investment Team at Fortress Investment Group’s Credit and Real Estate Funds from 2015 to 2016. From 2012 to 2015, Mr. Uppal worked at Mount Kellett Capital Management, a private investment organization, where he served as Co-Head of North American Real Estate Investments. Mr. Uppal holds a B.S. from the University of St. Thomas and a M.S. from Columbia University.

Independent Directors

Adrienne M. Everett has served as our independent director since September 2021. Since May 2020, Ms. Everett has served as an Enterprise Account Director for LinkedIn Corporation. Ms. Everett previously served on the Leadership Team, and as a Strategy and Business Development Lead for Neyber Ltd from January 2019 to April 2020. Prior to that, Ms. Everett served with Morgan Stanley as Vice President, Business Development and Regional Diversity Officer from January 2018 to December 2018, an Associate Vice President from July 2016 to January 2018, and an Associate from February 2015 to July 2016. Ms. Everett holds a Bachelor of Arts in English from Duke University and is in the process of completing a certificate in Women’s Leadership from Oxford University’s Said Business School.

Spencer E. Goldenberg has served as our independent director since April 2019 and served as an independent director of Terra Property Trust from February 2018 to February 2020. Mr. Goldenberg has served as an independent director of StoneMor Inc. (NYSE: STON) since June 2019 where he has served as a member of the Audit Committee since June 2019 and the Compensation, Nominating and Governance Committee since December 2019. Mr. Goldenberg previously served as an independent director of American Gilsonite Company from March 2019 to February 2020. Mr. Goldenberg has served as Chief Financial Officer of Menin Hospitality since June 2018, having previously served as Vice President of Corporate Development from June 2015 to June 2018. Prior to his time at Menin, Mr. Goldenberg was employed as an accountant at the firm of Gerstle, Rosen & Goldenberg P.A. from February 2008 to June 2015. From October 2005 until February 2008, he served as a legislative aide to Florida State Senator Gwen Margolis. Mr. Goldenberg holds an active certified public accountant’s license in the state of Florida. He holds a Bachelor of Arts in International Affairs from Florida State University.

Gaurav Misra has served as our independent director since September 2021. Since October 2018, Mr. Misra has served as President of Direct-to-Consumer Brands at RxSense LLC. Mr. Misra previously served as Chief Marketing Officer of Raise Inc. from May 2017 to October 2018, and as Chief Marketing Officer of Vroom Inc. from September 2016 to April 2017. Mr. Misra was Chief Executive Officer of BG Media from July 2012 to August 2016. From April 2009 to June 2012, Mr. Misra served as Head of Marketing & Product at Zagat, LLC. Prior to that, Mr. Misra served as Senior Partner with Venturethree Ltd. from 1999 to 2002, and as Business Analyst with McKinsey & Co. from 1997 to 1999. Mr. Misra holds a B.Eng. in Mechanical Engineering from Imperial College London and an M.B.A. from Harvard Business School.

Executive Officers

The following persons serve as our executive officers in the following capacities:

NAME	AGE	POSITION(S) HELD*
Vikram S. Uppal	38	Chairman of the Board, Chief Executive Officer and President
Gregory M. Pinkus	57	Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary
Daniel J. Cooperman	47	Chief Originations Officer

The address for each executive officer is c/o Terra Income Fund 6, Inc., 550 Fifth Avenue, 6th Floor, New York, NY 10036.

Executive Officers Who are Directors

For information regarding the business experience of Mr. Uppal, see “— Interested Director” above.

Executive Officers Who are Not Directors

Gregory M. Pinkus has served as our Chief Financial Officer, Treasurer and Secretary since May 2013 and our Chief Operating Officer since July 2014. He has also served as Chief Financial Officer and Chief Operating Officer of Terra Income Advisors since February 2015 and July 2014, respectively. Mr. Pinkus has served as (i) the Chief Financial Officer of Terra Capital Advisors, LLC (“Terra Capital Advisors”), Terra Capital Advisors 2, LLC (“Terra Capital Advisors 2”) and Terra Income Advisors 2, LLC (“Terra Income Advisors 2”) since May 2012, September 2012 and October 2016, respectively; (ii) the Chief Operating Officer of each of Terra Capital Advisors, Terra Capital Advisors 2 and Terra Capital Partners since July 2014; (iii) the Chief Operating Officer of Terra Income Advisors 2 since October 2016; (iv) the Chief Financial Officer, and Secretary and Treasurer, of each of Terra Secured Income Fund 5, LLC (“TSIF 5”) since July 2014; (v) the Chief Financial Officer and Chief Operating Officer of Terra Secured Income Fund 5 International (“Terra International”), Terra Income Fund International (“TIFI”), Terra Secured Income Fund 7, LLC (“TSIF 7”) and Terra Property Trust since June 2014, October 2016, October 2016 and January 2016, respectively; and (vi) a director of RESOF since October 2020. Prior to joining Terra Capital Partners in May 2012, he served as Assistant Controller for W.P. Carey & Co. from 2006 to August 2010 and as Controller from August 2010 to May 2012. Mr. Pinkus also served as Controller and Vice President of Finance for several early-stage technology companies during the period of 1999 to 2005. Additionally, he managed large-scale information technology budgets at New York Life Insurance Company from 2003 to 2004 and oversaw an international reporting group at Bank of America from 1992 to 1996. Mr. Pinkus is a Certified Public Accountant and member of the American Institute of Certified Public Accountants. He holds a B.S. in Accounting from the Leonard N. Stern School of Business at New York University.

Daniel J. Cooperman has served as our Chief Originations Officer since February 2015, having previously served as our Managing Director of Originations from May 2013 until February 2015. He has also served as Chief Originations Officer of Terra Income Advisors since February 2015. Mr. Cooperman has served as Chief Originations Officer of (i) each of Terra Capital Advisors and Terra Capital Advisors 2 since January 2015, having previously served as Managing Director of Originations until January 2015 of Terra Capital Advisors and Terra Capital Advisors 2 since April 2009 and September 2012, respectively; (ii) each of TSIF 5 and Terra International since January 2015, having previously served as Managing Director of Originations until January 2015 of TSIF 5 and Terra International since July 2009, May 2011, January 2012, September 2012, August 2013 and June 2014, respectively; (iii) Terra Property Trust since January 2016; and (iv) each of Terra Income Advisors 2, TIFI, TSIF 7 since October 2016. Mr. Cooperman has 18 years’ experience in the acquisition, financing, leasing and asset management of commercial real estate with an aggregate value of over $5 billion. Prior to the formation of Terra Capital Partners in 2001 and its commencement of operations in 2002, Mr. Cooperman handled mortgage and mezzanine placement activities for The Greenwich Group International, LLC. Prior to joining The Greenwich Group International, LLC, Mr. Cooperman worked in Chase Manhattan Bank’s Global Properties Group, where he was responsible for financial analysis and due diligence for the bank’s strategic real estate acquisitions and divestitures. Prior to that time, he was responsible for acquisitions and asset management for JGS, a Japanese conglomerate with global real estate holdings. Mr. Cooperman holds a B.S. in Finance from the University of Colorado at Boulder.

The officers of our company may also include one or more vice presidents and other officers in accordance with our bylaws. In addition, the Board may, from time to time, elect such other officers with such powers and duties as it shall deem necessary or desirable.

Delinquent Section 16(a) Reports

Pursuant to Section 16(a) of the Exchange Act, our directors and executive officers, and any persons holding more than 10% of its common stock, are required to report their beneficial ownership and any changes therein to us and the SEC. Specific due dates for those reports have been established, and we are required to report herein any failure to file such reports by those due dates. Based solely on a review of the copies of such reports and written representations delivered to us by such persons, we believe that there were no violations of Section 16(a) by such persons during the year ended December 31, 2021, except that Vikram S. Uppal did not timely file a Form 4 with the SEC and each of Adrienne M. Everett and Gaurav Misra did not timely filed a Form 3 with the SEC.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) pursuant to Rule 17j-1 of the 1940 Act, which applies to, among others, our senior officers, including our Chief Executive Officer and our Chief Financial Officer, as well as every officer, director, employee and “access person” (as defined within the Code of Ethics) of the Company.

Audit Committee

We have established an audit committee of the Board (the “Audit Committee”) that operates pursuant to a charter and consists of three members. The Audit Committee is responsible for selecting, engaging and supervising our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefor), reviewing the independence of our independent accountants and reviewing the adequacy of our internal controls over financial reporting. The members of the Audit Committee are Ms. Everett, Mr. Goldenberg and Mr. Misra, each of whom is independent. Mr. Goldenberg serves as the chairman of the Audit Committee. The Board has determined that Mr. Goldenberg is an “audit committee financial expert” as defined under Item 407 of Regulation S-K promulgated under the Exchange Act. Each of Ms. Everett, Mr. Goldenberg and Mr. Misra is “financially literate” as required by the NYSE listing standards, and meets the current independence and experience requirements of Rule 10A-3 of the Exchange Act and the NYSE listing standards.

Item 11. Executive Compensation.

Compensation of Directors

Our directors who do not also serve in an executive officer capacity for us or Terra Income Advisors are entitled to receive annual cash retainer fees, fees for attending board and committee meetings and annual fees for serving as a committee chairperson. These directors are Ms. Everett, Mr. Goldenberg and Mr. Misra. The above directors will receive an annual fee of $20,000, plus $2,500 for each board meeting attended in person, $1,000 for each board meeting attended via teleconference and $1,000 for each committee meeting attended. In addition, the chairman of the Audit Committee will receive an annual fee of $7,500 and the chairman of each of the Nominating and Corporate Governance Committee and the Valuation Committee, and any other committee, will receive an annual fee of $2,500 for their additional services. We will also reimburse each of the above directors for all reasonable and authorized business expenses in accordance with our policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and each committee meeting not held concurrently with a board meeting. We do not pay compensation to our directors who also serve in an executive officer capacity for us or Terra Income Advisors.

The following table sets forth compensation of our directors for the year ended December 31, 2021:

Name	Fees Earned or Paid in Cash	All Other Compensation	Total
Year Ended December 31, 2021
Interested Director
Vikram S. Uppal	$—	$—	$—
Independent Directors
Jeffrey M. Altman *	$27,386	$—	$27,386
Adrienne M. Everett *	$11,175	$—	$11,175
Spencer E. Goldenberg	$43,500	$—	$43,500
Robert E. Marks **	$27,386	$—	$27,386
Gaurav Misra**	$11,175	$—	$11,175

*	Adrienne M. Everett was elected as a director at the 2021 annual meeting of stockholders to replace Jeffrey M. Altman, who was not standing for re-election.
**	Gaurav Misra was elected as a director at the 2021 annual meeting of stockholders to replace Robert E. Marks, who was not standing for re-election.

Compensation of Executive Officers

Our executive officers do not receive any direct compensation from us. We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of Terra Income Advisors or by individuals who were contracted by us or by Terra Income Advisors to work on behalf of us pursuant to the terms of the Investment Advisory Agreement. Each of our executive officers is an employee of Terra Income Advisors, or one of its affiliates or an outside contractor, and the day-to-day investment operations and administration of our portfolio are managed by Terra

Income Advisors. In addition, we reimburse Terra Income Advisors for our allocable portion of expenses incurred by Terra Income Advisors in performing its obligations under the Investment Advisory Agreement, including the allocable portion of the cost of our officers and their respective staffs determined under the Investment Advisory Agreement.

The Investment Advisory Agreement provides that Terra Income Advisors and its officers, managers, controlling persons and any other person or entity affiliated with it acting as our agent will not be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by Terra Income Advisors or such other person, nor will Terra Income Advisors or such other person be held harmless for any loss or liability suffered by us, unless: (i) Terra Income Advisors or such other person has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests; (ii) Terra Income Advisors or such other person was acting on behalf of or performing services for us; (iii) the liability or loss suffered was not the result of negligence or misconduct by Terra Income Advisors or such other person acting as our agent; and (iv) the indemnification or agreement to hold Terra Income Advisors or such other person harmless for any loss or liability is only recoverable out of our net assets and not from our stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth, as of March 30, 2022, information with respect to the beneficial ownership of our common stock by:

•	any person known to us to beneficially own more than 5% of the outstanding shares of our common stock;

•	each member of the Board and each executive officer; and

•	all of the members of the Board and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 30, 2022. Ownership information for those persons who beneficially own 5% or more of our shares of common stock is based upon reports filed by such persons with the SEC and other information obtained from such persons, if available. Unless otherwise indicated, we believe that each beneficial owner set forth in the table below has sole voting and investment power. Our directors are divided into two groups: interested directors and independent directors. Interested directors are “interested persons” of the Company as defined in Section 2(a)(19) of the 1940 Act.

Shares Beneficially Owned as of March 30, 2022
Name (1)	Number of Shares	Percentage (2)
Interested Director
Vikram S. Uppal	45,512	*
Independent Directors
Adrienne M. Everett	—	—
Spencer E. Goldenberg	—	—
Gaurav Misra	—	—
Executive Officers
Gregory M. Pinkus	—	—
Daniel J. Cooperman	—	—

All officers and directors as a group (6 persons)	45,512	*

*	Less than one percent
(1)	Unless otherwise indicated, the address of each beneficial owner is c/o Terra Capital Partners, LLC, 550 Fifth Avenue, 6th Floor, New York, New York 10036.
(2)	Based on a total of 8,094,060 shares of common stock issued and outstanding as of March 30, 2022.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

We have procedures in place for the review, approval and monitoring of transactions involving the Company and certain persons related to us. For example, our Code of Ethics generally prohibits any employee, officer or director from engaging in any transaction where there is a conflict between such individual’s personal interest and the interests of the Company and requires that those parties submit quarterly transactions reports and annual holdings reports to our Chief Compliance Officer. Our Chief Compliance Officer is required to review and approve all related-party transactions (as defined in Item 404 of Regulation S-K promulgated under the Exchange Act). Any amendment or waiver of the Code of Ethics for any executive officer or director must be approved by the Board and publicly disclosed as required by applicable law and regulations.

Compensation of Terra Income Advisors and Terra Capital Markets

Pursuant to the Investment Advisory Agreement, we pay Terra Income Advisors a base management fee and an incentive fee. We commenced accruing fees under the Investment Advisory Agreement on June 24, 2015, upon commencement of our operations.

The base management fee is calculated at an annual rate of 2% of our average gross assets. The base management fee is payable quarterly in arrears and is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters. The base management fee may or may not be taken in whole or in part at the discretion of Terra Income Advisors. All or any part of the base management fee not taken as to any quarter will be deferred without interest and may be taken in such other quarter as Terra Income Advisors shall determine. The base management fee for any partial month or quarter will be prorated for such partial period.

The incentive fee consists of two parts. The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income is subject to a quarterly hurdle rate, expressed as a rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 2% (8% annualized), subject to a “catch-up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses reimbursed to Terra Income Advisors under the Investment Advisory Agreement and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero-coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The calculation of the subordinated incentive fee on income for each quarter is as follows:

•	No incentive fee is payable to Terra Income Advisors in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate of 2% (8% annualized);

•

100% of our pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 2.5% in any calendar quarter (10% annualized) is payable to Terra Income Advisors,

all or any portion of which may be waived or deferred in Terra Income Advisors’s discretion. We refer to this portion of our pre-incentive fee net investment income (which exceeds the hurdle rate but is less than or equal to 2.5%) as the “catch-up.” The catch-up provision is intended to provide Terra Income Advisors with an incentive fee of 20% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 2.5% in any calendar quarter; and

•

20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.5% in any calendar quarter (10% annualized) is payable to Terra Income Advisors once the hurdle rate is reached and the catch-up is achieved.

The second part of the incentive fee, which we refer to as the incentive fee on capital gains, is an incentive fee on capital gains earned on liquidated investments from the portfolio and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). This fee equals 20% of our incentive fee on capital gains, which equals our realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, we accrue (but do not pay) for the unrealized capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

We reimburse Terra Income Advisors for expenses necessary to perform services related to our administration and operation. The amount of this reimbursement is set at the lesser of (i) Terra Income Advisors’s actual costs incurred in providing such services and (ii) the amount that the Board, including a majority of our independent directors, estimates we would be required to pay alternative service providers for comparable services in the same geographic location. Terra Income Advisors is required to allocate the cost of such services to us based on objective factors such as total assets, revenues, time allocations or other reasonable metrics. The Board then assesses the reasonableness of such reimbursements based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party providers known to be available. In addition, the Board considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, the Board compares the total amount paid to Terra Income Advisors for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We do not reimburse Terra Income Advisors for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of Terra Income Advisors.

On September 30, 2017, we adopted the Servicing Plan. Pursuant to the Servicing Plan, Terra Capital Markets was entitled to receive a servicing fee at an annual rate of 1.125% of the most recently published NAV per share of our common stock, of which up to 0.75% is reallowed to selected dealers, in exchange for providing certain administrative support services. With respect to each share sold, excluding shares sold through our distribution reinvestment plan, the servicing fee is payable annually on the anniversary of the applicable month of purchase. On December 23, 2020, Terra Capital Markets assigned to us certain of its administration support services and certain obligations under the Dealer Manager Agreement, including making future payments of the previously reallowed servicing fee under the Servicing Plan directly to selected dealers, effectively reducing the servicing fee to 0.75%. The Servicing Plan will remain in effect for so long as such continuance is approved quarterly by our Board, including a majority of our directors who are not “interested persons” as defined in the 1940 Act and who have no direct or indirect financial interest in the operation of the Servicing Plan or in any agreements entered into in connection therewith. In addition, our Board will review all payments made pursuant to the Servicing Plan at least quarterly. We will no longer incur the annual servicing fee upon the earlier of (i) the aggregate underwriting compensation from all sources, including selling commissions, dealer manager fees, broker-dealer fees, and servicing fees would exceed 10% of the gross proceeds in the Offering, (ii) with respect to a specific share, the date that such share is redeemed or is no longer outstanding, and (iii) the date, if any, upon which a liquidity event occurs.

The following table presents a summary of such fees and reimbursements in accordance with the terms of the related agreements:

	Years Ended December 31,
	2021	2020
Base management fees	$2,182,947	$1,517,858
Incentive fees on capital gains	291,710	6,214
Operating expense reimbursement to Adviser	1,222,217	799,893
Servicing fees	501,718	705,555

Potential Conflicts of Interest

Terra Income Advisors, our investment adviser, and its affiliates who currently serve as the investment manager to the Terra Income Funds, share the same senior management and investment team. While Terra Income Advisors intends to allocate investment opportunities in a fair and equitable manner consistent with our investment objectives and strategies, if necessary, so that we will not be disadvantaged in relation to any other client of Terra Income Advisors, it is possible that some investment opportunities may be provided to the Terra Income Funds rather than to us.

Distributions

Distributions to our stockholders are recorded as of the applicable record date. Subject to the discretion of the Board and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a monthly or quarterly basis and pay such distributions on a monthly basis. Net realized capital gains, if any, will be distributed or deemed distributed at least annually.

Capital Gains Incentive Fee

Pursuant to the terms of the Investment Advisory Agreement, the incentive fee on capital gains earned on liquidated investments of our portfolio is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). Such fee equals 20% of our incentive fee on capital gains (i.e., its realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. Once any amount of this fee has been earned, on a quarterly basis, we accrue (but do not pay) for the unrealized capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

Exemptive Relief

The SEC has granted us exemptive relief from the provisions of Sections 17(d) and 57(a)(4) of the 1940 Act, thereby permitting us, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with our Co-Investment Affiliates. However, we will be prohibited from engaging in certain transactions with our affiliates even under the terms of this exemptive order. We believe the relief granted to us under this exemptive order may not only enhance our ability to further our investment objectives and strategies, but may also increase favorable investment opportunities for us, in part by allowing us to participate in larger investments, together with our Co-Investment Affiliates, than would be available to us in the absence of such relief.

Director Independence

In accordance with our charter, the Board consists of a majority of independent directors. We do not consider a director independent unless the Board has determined that he or she has no material relationship with us and is therefore not an “interested person,” as defined by Section 2(a)(19) of the 1940 Act. We monitor the relationships of our directors and officers through the activities of the nominating and corporate governance committee of the Board (the “Nominating Committee”) and through a questionnaire each director completes no less frequently than annually and updates periodically as information provided in the most recent questionnaire changes. The Board limits membership on the Audit Committee and the Nominating Committee to independent directors and requires that the valuation committee of the Board have at least two independent directors as members.

The Board has determined that each of the directors and the director nominees are independent and has no material relationship with the Company, except as a director and stockholder of the Company, with the exception of Vikram S. Uppal. Mr. Uppal is an “interested person” of the Company due to his position as Chief Executive Officer and President of the Company and Chief Executive Officer of Terra Income Advisors.

Item 14. Principal Accountant Fees and Services.

For the years ended December 31, 2021 and 2020, KPMG LLP (“KPMG”) served as our independent auditor and provided certain tax and other services. The Audit Committee currently anticipates that it will engage KPMG as our independent auditor to audit our consolidated financial statements for the year ending December 31, 2022, subject to agreeing on fee estimates for the audit work. The Audit Committee reserves the right, however, to select a new auditor at any time in the future in its discretion if it deems such decision to be in the best interests of us and our stockholders. Any such decision would be disclosed to the stockholders in accordance with applicable securities laws.

Audit Fees

The following table displays fees for professional services by KPMG for the years ended December 31, 2021 and 2020:

	Years Ended December 31,
	2021	2020
Audit Fees	$348,240	$468,250
Audit-Related Fees	—	—
Tax Fees	55,000	35,300
All Other Fees	—	—

Total	$403,240	$503,550

Audit Fees. Audit fees include fees for services that normally would be provided by KPMG in connection with statutory and regulatory filings or engagements and that generally only an independent accountant can provide. In addition to fees for the audit of our annual financial statements and the review of our quarterly financial statements in accordance with the standards of the Public Company Accounting Oversight Board, this category contains fees for comfort letters, statutory audits, consents, and assistance with and review of documents filed with the SEC.

Audit-Related Fees. Audit-related services consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax Services Fees. Tax services fees consist of fees billed for professional tax services. These services also include assistance regarding federal, state, and local tax compliance.

All Other Fees. Other fees would include fees for products and services other than the services reported above.

Pre-Approval Policies

We have established a pre-approval policy that describes the permitted audit, audit-related, tax and other services to be provided by our independent auditor. Pursuant to this policy, the Audit Committee will pre-approve the audit and non-audit services performed by our independent auditor in order to assure that the provision of such services does not impair the auditor’s independence. Any requests for audit, audit-related, tax and other services that have not received general pre-approval must be submitted to the Audit Committee for specific pre-approval in accordance with the pre-approval policy, irrespective of the amount of fees associated with such services, and cannot commence until such approval has been granted. Normally, pre-approval is provided at the regularly scheduled meetings of the Audit Committee. However, the Audit Committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated must report any pre-approval decisions to the Audit Committee at its next scheduled meeting. The Audit Committee does not delegate its responsibilities to pre-approve services performed by our independent auditor to management. All services rendered by KPMG for the years ended December 31, 2021 and 2020 were pre-approved in accordance with the policies set forth above.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

The following documents are filed as part of this Annual Report on Form 10-K:

(1) Financial Statements

Page
Report of Independent Registered Public Accounting Firm	F-F-1
Financial Statements:
Consolidated Statements of Assets and Liabilities as of December 31, 2021 and 2020	F-F-3
Consolidated Statements of Operations for the years ended December 31, 2021, 2020 and 2019	F-F-4
Consolidated Statements of Changes in Net Assets for the years ended December 31, 2021, 2020 and 2019	F-F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019	F-F-6
Consolidated Schedule of Investments as of December 31, 2021 and 2020	F-F-7
Notes to Consolidated Financial Statements	F-F-11

(2) Financial Statement Schedule

None

(3) Exhibits

The following exhibits are filed with this report. Documents other than those designated as being filed herewith are incorporated herein by reference.

Exhibit No.	Description and Method of Filing

3.1	Articles of Amendment and Restatement of Terra Income Fund 6, Inc. (incorporated by reference to Exhibit (a) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-202399) filed with the SEC on May 12, 2015).

3.2	Articles of Amendment to the Articles of Amendment and Restatement of Terra Income Fund 6, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on May 1, 2019).

3.3	Amended and Restated Bylaws of Terra Income Fund 6, Inc. (incorporated by reference to Exhibit (b) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-202399) filed with the SEC on May 12, 2015).

4.1	Form of Subscription Agreement (incorporated by reference to Appendix A to the Final Prospectus dated February 2, 2018, filed with the SEC on February 2, 2018).

4.2	Amended and Restated Distribution Reinvestment Plan (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K filed with the SEC on November 16, 2018)

4.3	Indenture, dated February 10, 2021, by and between Terra Income Fund 6, Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on February 10, 2021).

4.4	First Supplemental Indenture, dated February 10, 2021, by and between Terra Income Fund 6, Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on February 10, 2021).

4.5	Form of Global Note representing the Notes (included in Exhibit 4.4).

4.6	Description of our Securities (Incorporated by reference to Exhibit 4.5 to the Annual Report on Form 10-K filed with the SEC on March 8, 2021).

10.1	Second Amended and Restated Dealer Manager Agreement, dated as of September 30, 2017 (incorporated by reference to Exhibit 10.1 to Annual Report on Form 10-K filed with the SEC on November 20, 2017).

10.2	Servicing Plan, dated as of September 30, 2017 (incorporated by reference to Exhibit 10.2 to Annual Report on Form 10-K filed with the SEC on November 20, 2017).

10.3	Form of Selected Dealer Agreement (incorporated by reference to Exhibit 10.3 to Annual Report on Form 10-K filed with the SEC on November 20, 2017).

10.4	Assignment of Dealer Manager Agreement dated as of December 23, 2020, by and between Terra Capital Markets, LLC and Terra Income Fund 6, Inc. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on December 28, 2020).

10.5	Credit Agreement, dated as of April 9, 2021, by and among Terra Income Fund 6, Inc., as borrower, Eagle Point Credit Management LLC, as agent, and the lender parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on April 15, 2021).

10.6	Security Agreement, dated as of April 9, 2021, by and among Terra Income Fund 6, Inc., as grantor, and Eagle Point Credit Management LLC, as administrative agent (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on April 15, 2021).

Exhibit No.	Description and Method of Filing

10.7	Investment Advisory and Administrative Services Agreement, dated as of September 22, 2021, by and between Terra Income Fund 6, Inc. and Terra Income Advisors, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on September 23, 2021).

23.1*	Report of Independent Registered Public Accounting Firm on Supplemental Information

31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14 under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14 under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.
**

Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the SEC upon request; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any document so furnished.

Item 16. Form 10-K Summary.

None.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Terra Income Fund 6, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of assets and liabilities of Terra Income Fund 6, Inc. and subsidiaries (the Company), including the consolidated schedules of investments, as of December 31, 2021 and 2020, the related consolidated statements of operations, changes in net assets, and cash flows for each of the years in the three-year period ended December 31, 2021 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Such procedures also included confirmation of investments owned as of December 31, 2021 and 2020, by correspondence with the custodian, broker, or by other appropriate auditing procedures. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

F-F-1

Evaluation of the fair value of loan investments and obligations under participation agreements

As discussed in Notes 2 and 3 to the consolidated financial statements, the Company measures loan investments at fair value and has made an election to apply the fair value option of accounting to obligations under participation agreements. In determining the fair value of loan investments and obligations under participation agreements, which have no readily determinable market value, the Company makes subjective judgments about estimates using unobservable inputs. As of December 31, 2021, the fair value of such loan investments and obligations under participation agreements was $109.6 million and $4.9 million, respectively.

We identified the evaluation of the fair value of loan investments and obligations under participation agreements, which have no readily determinable market value, as a critical audit matter. Evaluating the discount rate assumptions used in the discounted cash flow analyses, required a high degree of subjective auditor judgment. Changes in the discount rates could have a significant impact on the fair value of loan investments and obligations under participation agreements.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls over the valuation of loan investments and obligations under participation agreements. This included controls related to the Company’s determination of the discount rates used to estimate the fair value of each loan investment and obligation under participation agreement. We evaluated the discount rate assumptions used by the Company by comparing to underlying documentation and market data. For a selection of the loan investments and obligations under participation agreements, we involved valuation professionals with specialized skills and knowledge who assisted in evaluating the Company’s estimate of fair value by deriving an estimate of fair value, using an independently developed range of discount rates and compared the results to the Company’s estimated fair value.

/s/ KPMG LLP

We have served as the Company’s auditor since 2016.

New York, New York

March 30, 2022

F-F-2

Terra Income Fund 6, Inc.

Consolidated Statements of Assets and Liabilities

	December 31,
	2021	2020
Assets
Investments, at fair value — non-controlled (amortized cost of $60,352,932 and $20,118,124, respectively)	$61,281,259	$20,209,473
Investment through participation interest, at fair value — non-controlled (amortized cost of $48,780,897 and $46,486,623, respectively) (Note 4)	48,349,374	45,963,805
Marketable securities, at fair value — non-controlled (cost of $789,335 and $789,335, respectively)	879,272	864,170

Total investments	110,509,905	67,037,448
Cash and cash equivalents	12,232,256	13,703,374
Restricted cash	224,618	599,315
Interest receivable	1,450,451	374,188
Prepaid expenses and other assets	314,945	411,267

Total assets	124,732,175	82,125,592
Liabilities
Unsecured notes payable (net of unamortized debt issuance costs of $1,877,388 and $0)	36,497,612	—
Term loan payable (net of unamortized debt issuance costs of $829,836 and $0)	4,170,164	—
Obligations under participation agreements, at fair value (proceeds of $4,863,009 and $4,250,000, respectively) (Note 4)	4,883,877	4,293,971
Interest reserve and other deposits held on investments	224,618	599,315
Due to related party	3,108,922	—
Due to Adviser, net	843,040	503,892
Accrued expenses	651,637	449,762
Interest payable from obligations under participation agreements	—	93,618
Other liabilities	765,661	9,301

Total liabilities	51,145,531	5,949,859

Net assets	$73,586,644	$76,175,733

Commitments and contingencies (See Note 6)
Components of net assets:
Common stock, $0.001 par value, 450,000,000 shares authorized, and 8,078,627 and 8,396,435 shares issued and outstanding, respectively	$8,079	$8,396
Capital in excess of par	72,902,542	76,366,019
Accumulated distributable net income (loss)	676,023	(198,682)

Net assets	$73,586,644	$76,175,733

Net asset value per share	$9.11	$9.07

See notes to consolidated financial statements.

F-F-3

Terra Income Fund 6, Inc.

Consolidated Statements of Operations

	Years Ended December 31,
	2021	2020	2019
Investment income
Interest income	$12,489,678	$8,692,506	$9,242,765
Prepayment fee income	485,236	1,280,290	675,779
Dividend and other income	696,964	123,579	87,313

Total investment income	13,671,878	10,096,375	10,005,857

Operating expenses
Base management fees	2,182,947	1,517,858	1,594,165
Incentive fees (reversal of incentive fees) on capital gains(1)	291,710	6,214	(32,884)
Operating expense reimbursement to Adviser (Note 4)	1,222,217	799,893	897,816
Servicing fees (Note 2, Note 4)	501,718	705,555	844,429
Interest expense on unsecured notes payable	2,703,111	—	—
Professional fees	1,240,762	1,180,990	1,079,139
Interest expense from obligations under participation agreements (Note 4)	1,513,228	571,083	159,904
Interest expense on term loan	313,638	—	—
Directors’ fees	120,622	120,500	122,000
Insurance expense	242,019	215,301	213,837
General and administrative expenses	177,429	60,177	115,999

Total operating expenses	10,509,401	5,177,571	4,994,405

Net investment income before income taxes	3,162,477	4,918,804	5,011,452
Income tax expense	534,784	—	—

Net investment income	2,627,693	4,918,804	5,011,452
Net change in unrealized appreciation (depreciation) on investments	943,375	(1,228,240)	(86,846)
Net change in unrealized (appreciation) depreciation on obligations under participation agreements	(67,533)	65,066	(73,474)
Net realized gain on investments	582,710	1,173,714	—

Net increase in net assets resulting from operations	$4,086,245	$4,929,344	$4,851,132

Per common share data:
Net investment income per share	$0.31	$0.59	$0.57

Net increase in net assets resulting from operations per share	$0.49	$0.59	$0.56

Weighted average common shares outstanding	8,389,604	8,306,256	8,738,650

(1)

For the year ended December 31, 2019, the Company reversed previously accrued incentive fees on capital gains of $32,884. Incentive fees on capital gains are based on 20% of net realized and unrealized capital gains. No incentive fees on capital gains are actually payable by the Company with respect to unrealized gains unless and until those gains are realized.

See notes to consolidated financial statements.

F-F-4

Terra Income Fund 6, Inc.

Consolidated Statements of Changes in Net Assets

	Years Ended December 31,
	2021	2020	2019
Operations
Net investment income	$2,627,693	$4,918,804	$5,011,452
Net change in unrealized appreciation (depreciation) on investments	943,375	(1,228,240)	(86,846)
Net change in unrealized (appreciation) depreciation on obligations under participation agreements	(67,533)	65,066	(73,474)
Net realized gain on investments	582,710	1,173,714	—

Net increase in net assets resulting from operations	4,086,245	4,929,344	4,851,132

Stockholder distributions
Distributions from return of capital	(603,964)	—	(2,801,281)
Distributions from net investment income	(3,211,539)	(5,625,029)	(4,817,753)

Net decrease in net assets resulting from stockholder distributions	(3,815,503)	(5,625,029)	(7,619,034)

Capital share transactions
Issuance of common stock, net of offering costs	—	—	59,100
Reinvestment of stockholder distributions	922,624	1,507,970	2,213,069
Repurchases of common stock under stock repurchase plan	(3,782,455)	(14,640)	(9,165,198)

Net (decrease) increase in net assets resulting from capital share transactions	(2,859,831)	1,493,330	(6,893,029)

Net (decrease) increase in net assets	(2,589,089)	797,645	(9,660,931)
Net assets, at beginning of year	76,175,733	75,378,088	85,039,019

Net assets, at end of year	$73,586,644	$76,175,733	$75,378,088

Accumulated (over-distributed) net investment income	$(1,591,201)	$(1,007,355)	$(301,129)

Capital share activity
Shares outstanding, at beginning of year	8,396,435	8,232,636	8,975,103
Shares issued from subscriptions	—	—	6,276
Shares issued from reinvestment of stockholder distributions	101,756	165,399	236,743
Shares repurchased under stock repurchase plan and other	(419,564)	(1,600)	(985,486)

Shares outstanding, at end of year	8,078,627	8,396,435	8,232,636

See notes to consolidated financial statements.

F-F-5

Terra Income Fund 6, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net increase in net assets resulting from operations	$4,086,245	$4,929,344	$4,851,132
Adjustments to reconcile net increase in net assets resulting from operations to net cash (used in) provided by operating activities:
Net change in unrealized (appreciation) depreciation on investments	(943,375)	1,228,240	86,846
Net change in unrealized appreciation (depreciation) on obligations under participation agreements	67,533	(65,066)	73,474
Net realized gain on investments	(582,710)	(1,173,714)	—
Amortization and accretion of investment-related fees, net	(1,005,190)	(291,355)	(463,910)
Amortization of discount on debt issuance	213,918	—	—
Amortization of deferred financing costs	193,905	—	—
Amortization of discount on investments, net	—	(42,857)	(8,573)
Paid-in-kind interest, net	(94,524)	(353,930)	(91,878)
Purchases of investments	(143,878,505)	(19,338,945)	(19,385,437)
Repayments and proceeds from sale of investments	103,333,211	14,796,993	37,523,419
Changes in operating assets and liabilities:
(Increase) decrease in interest receivable	(1,076,263)	155,631	139,585
Decrease (increase) in prepaid expenses and other assets	96,322	(352,455)	10,321
Decrease in interest reserve and other deposits held on investments	(374,698)	(24,826)	(675,880)
Increase in due to related party	3,108,922	—	—
Increase (decrease) in due to Adviser, net	339,148	(13,512)	(75,623)
Increase (decrease) in accrued expenses	201,875	182,812	(108,125)
(Decrease) increase in interest payable from obligations under participation agreements	(93,618)	58,681	34,937
Increase (decrease) in other liabilities	745,093	(71,465)	(209,478)

Net cash (used in) provided by operating activities	(35,662,711)	(376,424)	21,700,810

Cash flows from financing activities:
Proceeds from issuance of unsecured notes payable, net of discount	37,175,781	—	—
Repayment of obligations under participation agreements	(25,728,138)	—	—
Proceeds from obligations under participation agreements	25,949,149	1,129,112	3,120,888
Proceeds from borrowings under term loan payable, net of discount	4,375,000	—	—
Payments of stockholder distributions	(2,892,879)	(4,117,058)	(5,405,965)
Payments of financing costs	(1,290,829)	—	—
Payments for repurchases of common stock under stock repurchase plan	(3,771,188)	(14,640)	(9,165,198)
Issuance of common stock, net of offering costs	—	—	59,100

Net cash provided by (used in) financing activities	33,816,896	(3,002,586)	(11,391,175)
Net increase (decrease) in cash, cash equivalents and restricted cash	(1,845,815)	(3,379,010)	10,309,635
Cash, cash equivalents and restricted cash, at beginning of year	14,302,689	17,681,699	7,372,064

Cash, cash equivalents and restricted cash, at end of year (Note 2)	$12,456,874	$14,302,689	$17,681,699

Supplemental disclosure of cash flow information:
Interest paid on debt	$3,914,408	$486,740	$115,067

Income taxes paid	$101,121	$—	$—

Supplemental non-cash information:
Reinvestment of stockholder distributions	$922,624	$1,507,971	$2,213,069

See notes to consolidated financial statements.

F-F-6

Terra Income Fund 6, Inc.

Consolidated Schedule of Investments

December 31, 2021

Portfolio Company(1)	Collateral Location	Property Type	Coupon Rate(2)	Current Interest Rate	Exit Fee	Acquisition Date	Maturity Date	Principal	Amortized Cost	Fair Value(3)	% of Net Assets(4)
Loan investments — non-controlled
Mezzanine loans:
Dwight Mezz II, LLC	US — CA	Student housing	11.00%	11.00%	0.00%	5/11/2017	5/6/2027	$3,000,000	$3,000,000	$3,000,730	4.1%
Havemeyer TSM LLC(5)(7)	US — NY	Mixed-use	15.00%	15.00%	1.00%	12/18/2020	12/1/2022	6,808,000	6,810,164	6,874,428	9.3%

									9,810,164	9,875,158	13.4%

Preferred equity investments:
RS JZ Driggs, LLC(6)(7)(8)	US — NY	Multifamily	12.25%	12.25%	1.00%	5/1/2018	1/1/2021	7,806,257	7,847,256	7,877,552	10.7%
370 Lex Part Deux, LLC(6)(7)	US — NY	Office	LIBOR + 8.25% (2.44% Floor)	10.69%	0.00%	12/17/2018	1/9/2023	21,004,423	21,002,365	20,250,306	27.5%
Ann Street JV LLC	US — GA	Multifamily	14.00%	14.00%	1.00%	11/12/2021	6/7/2024	5,444,016	5,320,560	5,482,725	7.5%

									34,170,181	33,610,583	45.7%

First mortgages:
American Gilsonite Company	US — UT	Infrastructure	14.00%	14.00%	1.00%	8/31/2021	8/31/2023	21,250,000	21,108,623	21,417,965	29.1%
Hillsborough Owners LLC(9)(10)	US — NC	Mixed-use	LIBOR + 8.00% (0.25% Floor)	8.25%	1.00%	10/27/2021	11/1/2023	16,210,029	16,026,455	16,279,593	22.1%

									37,135,078	37,697,558	51.2%

Credit facility:
Post Brothers Holdings LLC(11)(12)(13)	N/A	N/A	15.00%	15.00%	1.00%	7/16/2021	7/16/2024	15,000,000	14,897,294	15,100,246	20.6%
William A. Shopoff & Cindy I. Shopoff(6)(7)(13)	US — CA	Industrial	15.00%	15.00%	1.00%	10/4/2021	4/4/2023	13,237,500	13,121,112	13,347,088	18.1%

									28,018,406	28,447,334	38.7%

Total loan investments — non-controlled									$109,133,829	$109,630,633	149.0%

Portfolio Company(1)	Industry	Dividend Yield	Acquisition Date	Maturity Date	Shares	Cost	Fair Value	% of Net Assets(4)
Marketable securities — non-controlled(14):
Common and preferred shares
Nexpoint Real Estate Finance, Inc. — Series A Preferred Shares	REIT	8.5%	7/30/2020	7/24/2025	33,560	$789,335	$879,272	1.2%

Total marketable securities — non-controlled						$789,335	$879,272	1.2%

Total investments — non-controlled						$109,923,164	$110,509,905	150.2%

F-F-7

(1)

All of the Company’s investments are issued by eligible portfolio companies, as defined in the Investment Company Act of 1940 and the rules promulgated thereunder. All of the Company’s borrowers are in the diversified real estate industry.

(2)	Some of the Company’s investments provide for coupon rate indexed to the London Interbank Offered Rate (“LIBOR”) or prime rate and in both cases subject to a floor.
(3)

Because there is no readily available market for these investments, these investments are valued using significant unobservable inputs under Level 3 of the fair value hierarchy and are approved in good faith by the Company’s board of directors.

(4)	Percentages are based on net assets of $73.6 million as of December 31, 2021.
(5)

Participation interest is with Mavik Real Estate Special Opportunities Fund REIT, LLC (formerly known as Terra Real Estate Credit Opportunities Fund REIT, LLC), a related-party real estate investment trust managed by an affiliate of the Company’s sponsor. The Company is committed to fund up to $7.4 million on this investment. As of December 31, 2021, the unfunded commitment was $0.6 million.

(6)	Participation interest is with Terra Property Trust, Inc., a related-party real estate investment trust managed by an affiliate of the Company’s sponsor.
(7)	The Company acquired these investments through participation agreements. See “Participation Agreements” in Note 4 in the accompanying notes to the consolidated financial statements.
(8)

This investment is currently in maturity default. The Company has exercised its rights and is facilitating the completion of construction of the underlying asset in anticipation of lease up and disposition of the asset.

(9)

The loan participation from the Company does not qualify for sale accounting and therefore, this loan remains in the Schedule of Investments. See “Obligations under Participation Agreements” in Note 3 in the accompanying notes to the consolidated financial statements.

(10)	The Company sold a portion of its interest in this investment to Terra Property Trust, Inc pursuant to a participation agreement.
(11)	On July 16, 2021, the Company originated a $15.0 million unsecured corporate credit facility. The borrower is a multifamily operator in Philadelphia, PA.
(12)	The borrower also pays a 1.0% fee on the unused portion of the credit facility.
(13)	As of December 31, 2021, the facility was fully funded.
(14)	From time to time, the Company may invest in debt and equity securities.

See notes to consolidated financial statements.

F-F-8

Terra Income Fund 6, Inc.

Consolidated Schedule of Investments

December 31, 2020

Portfolio Company(1)	Collateral Location	Property Type	Coupon Rate(2)	Current Interest Rate	Exit Fee	Acquisition Date	Maturity Date	Principal	Amortized Cost	Fair Value(3)	% of Net Assets(4)
Loan investments — non-controlled
Mezzanine loans:
Dwight Mezz II, LLC	US — CA	Student housing	11.00%	11.00%	0.00%	5/11/2017	5/6/2027	$3,000,000	$3,000,000	$3,033,593	4.0%
Stonewall Station Mezz LLC(5)(7)	US — NC	Land	Current 12.00% PIK 2.00%	14.00%	1.00%	5/31/2018	5/20/2021	4,594,729	4,623,925	4,607,695	6.0%
LD Milpitas Mezz, LP(5)(6)	US — CA	Hotel	LIBOR + 10.25% (2.75% Floor)	13.00%	1.00%	6/27/2018	6/27/2021	17,000,000	17,118,124	17,175,880	22.6%
Havemeyer TSM LLC(7)(8)	US — NY	Mixed-use	15.00%	15.00%	1.00%	12/18/2020	12/1/2022	6,295,100	6,222,830	6,347,853	8.3%

									30,964,879	31,165,021	40.9%

Preferred equity investments:
City Gardens 333 LLC(5)(7)	US — CA	Student housing	LIBOR + 9.95% (2.00% Floor)	11.95%	0.00%	4/11/2018	4/1/2021	3,962,508	3,957,458	3,958,747	5.2%
RS JZ Driggs, LLC(5)(7)(9)	US — NY	Multifamily	12.25%	12.25%	1.00%	5/1/2018	1/1/2021	4,272,257	4,313,257	4,306,434	5.7%
Orange Grove Property Investors, LLC(5)(7)	US — CA	Condominium	LIBOR + 8.00% (4.00% Floor)	12.00%	1.00%	5/24/2018	6/1/2021	8,480,000	8,539,823	8,565,819	11.2%
370 Lex Part Deux, LLC(5)(7)	US — NY	Office	LIBOR + 8.25% (2.44% Floor)	10.69%	0.00%	12/17/2018	1/9/2022	18,856,077	18,829,330	18,177,257	23.9%

									35,639,868	35,008,257	46.0%

Total loan investments — non-controlled									$66,604,747	$66,173,278	86.9%

Portfolio Company(1)	Industry	Interest/ Dividend Rate	Acquisition Date	Maturity Date	Shares	Cost	Fair Value	% of Net Assets(4)
Marketable securities — non-controlled(10):
Preferred shares:
Nexpoint Real Estate Finance, Inc. — Series A Preferred Shares	REIT	8.5%	7/30/2020	7/24/2025	33,560	$789,335	$864,170	1.1%

Total marketable securities — non-controlled						789,335	864,170	1.1%

Total investments — non-controlled						$67,394,082	$67,037,448	88.0%

F-F-9

Terra Income Fund 6, Inc.

Schedule of Investments (Continued)

December 31, 2020

(1)

All of the Company’s investments are issued by eligible portfolio companies, as defined in the Investment Company Act of 1940 and the rules promulgated thereunder. All of the Company’s borrowers are in the diversified real estate industry.

(2)	Some of the Company’s investments provide for coupon rate indexed to the LIBOR and are subject to a LIBOR floor.
(3)

Because there is no readily available market for these investments, these investments are valued using significant unobservable inputs under Level 3 of the fair value hierarchy and are approved in good faith by the Company’s board of directors.

(4)	Percentages are based on net assets of $76.2 million as of December 31, 2020.
(5)	Participation interest is with Terra Property Trust, Inc., a related-party real estate investment trust managed by an affiliate of the Company’s sponsor.
(6)

The loan participation from the Company does not qualify for sale accounting and therefore, this loan remains in the Schedule of Investments. See “Obligations under Participation Agreements” in Note 3 in the accompanying notes to the consolidated financial statements.

(7)	The Company acquired these investments through participation agreements. See “Participation Agreements” in Note 4 in the accompanying notes to the consolidated financial statements.
(8)

Participation interest is with Terra Real Estate Credit Opportunities Fund REIT, LLC, a related-party real estate investment trust managed by an affiliate of the Company’s sponsor. The Company is committed to fund up to $7.4 million on this investment. As of December 31, 2020, the unfunded commitment was $1.1 million.

(9)	This investment matured on January 1, 2021. Given the investment is in default, the Company issued a demand notice and is currently in control of the sale process.
(10)	From time to time, the Company may invest in debt and equity securities.

See notes to consolidated financial statements.

F-F-10

Terra Income Fund 6, Inc.

Notes to Consolidated Financial Statements

Note 1. Principal Business and Organization

Terra Income Fund 6, Inc. (the “Company”) was incorporated under the general corporation laws of the State of Maryland on May 15, 2013. On March 2, 2015, the Company filed a public registration statement on Form N-2 with the Securities and Exchange Commission (the “SEC”) to offer a minimum of $2.0 million of common stock and a maximum of $1.0 billion of common stock in a continuous public offering (the “Offering”). The Company formally commenced operations on June 24, 2015, upon raising gross proceeds in excess of $2.0 million (the “Minimum Offering Requirement”) from sales of shares of its common stock in the Offering, including sales to persons who are affiliated with the Company or its adviser, Terra Income Advisors, LLC (“Terra Income Advisors” or the “Adviser”). Since commencing the Offering and through the end of the Offering on April 20, 2018, the Company has sold 8,878,606 shares of common stock, including shares purchased by Terra Capital Partners, LLC (“Terra Capital Partners”), the Company’s sponsor, and excluding shares sold through the distribution reinvestment plan (“DRIP”), in both an initial private placement and from the Offering, for gross proceeds of $103.6 million. The Company has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). The Company is an externally managed, non-diversified, closed-end management investment company that initially elected to be taxed for federal income tax purposes, and qualified annually thereafter, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

On December 11, 2018, the Company’s board of directors (the “Board”) voted to approve a change in its fiscal year from September 30 to December 31 in connection with its plan to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes under Subchapter M of the Code. The Board delegated to its management the authority to determine when such change in fiscal year would take effect. On December 31, 2018, the Company’s management determined to change its tax election from taxation as a RIC to taxation as a REIT under Subchapter M of the Code. The REIT tax election allows the Company to benefit from the preferential tax treatment afforded to both RICs and REITs, without the Company being subject to RIC-specific diversification restrictions. The Company elected to be taxed as a REIT under the Code commencing with its short taxable year beginning October 1, 2018 and ending December 31, 2018. Concurrent with the change in its tax election, the Company changed its fiscal year from September 30 to December 31 to satisfy the REIT requirement under the Code.

The Company’s investment activities are externally managed by Terra Income Advisors, a private investment firm affiliated with the Company, pursuant to an investment advisory and administrative services agreement (the “Investment Advisory Agreement”), under the oversight of the Company’s Board, a majority of whom are independent directors. Terra Income Advisors is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (see Note 4).

The Company previously retained Terra Capital Markets, LLC (“Terra Capital Markets”), an affiliate of Terra Income Advisors, to serve as the dealer manager of the Offering pursuant to the second amended and restated dealer manager agreement dated September 30, 2017 between the Company and Terra Capital Markets (the “Dealer Manager Agreement”). As the dealer manager, Terra Capital Markets was responsible for marketing the Company’s shares being offered pursuant to the Offering, which ended on April 20, 2018. On December 23, 2020, Terra Capital Markets assigned certain of its administrative functions and certain obligations under the Dealer Manager Agreement to the Company (see Note 4).

In February 2021, the Company issued $38.4 million in aggregate principal amount of 7.00% fixed-rate notes due 2026, for net proceeds of $37.2 million, after deducting underwriting commissions of $1.2 million, see “Unsecured Notes Payable” in Note 5 for more information.

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On April 1, 2021, Mavik Capital Management, LP (“Mavik”), an entity controlled by Vikram S. Uppal, the Chief Executive Officer of the Company, completed a series of related transactions that resulted in all of the outstanding interests in Terra Capital Partners being acquired by Mavik for a combination of cash and interests in Mavik (the “Recapitalization”). Following the series of transactions described below, Terra Income Advisors is ultimately controlled by Mavik.

Prior to the Recapitalization, Terra Capital Partners was the immediate parent and managing member of Terra Income Advisors, and was ultimately controlled by Axar Real Estate Capital Group LLC (“Axar RE Manager”). In connection with the Recapitalization, Axar RE Manager assumed direct control of Terra Income Advisors by becoming its manager. Thus, the same parties that controlled Terra Income Advisors prior to the consummation of the Recapitalization maintained control of Terra Income Advisors, and by the terms of the Recapitalization continued to do so until a new investment advisory and administrative services agreement between the Company and Terra Income Advisors was approved by the affirmative vote of a majority of the outstanding shares of common stock entitled to vote at the 2021 annual meeting of stockholders of the Company on September 22, 2021. Subsequent to the approval of the new investment advisory agreement, Axar RE Manager ceased to be the manager of the Advisor and Terra Capital Partners again became the managing member of Terra Income Advisors.

The Company’s primary investment objectives are to pay attractive and stable cash distributions and to preserve, protect and return capital contributions to stockholders. The Company’s investment strategy is to use substantially all of the proceeds of the Offering to originate and manage a diversified portfolio consisting of (i) commercial real estate loans to U.S. companies qualifying as “eligible portfolio companies” under the 1940 Act, including mezzanine loans, first and second lien mortgage loans, subordinated mortgage loans, bridge loans and other commercial real estate-related loans related to or secured by high quality commercial real estate in the United States; (ii) preferred equity real estate investments in U.S. companies qualifying as “eligible portfolio companies” under the 1940 Act; and (iii) any other investments that meet the investment objectives of the Company. The Company may also purchase select commercial real estate-related debt securities, such as commercial mortgage-backed securities or collateralized debt obligations. The Company intends to either directly or through an affiliate, structure, underwrite and originate most of its investments, as it believes that doing so will provide it with the best opportunity to invest in loans that satisfy its standards, establish a direct relationship with the borrower and optimize the terms of its investments. The Company may hold its investments until their scheduled maturity dates or may sell them if the Company is able to command favorable terms for their disposition.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), and include the accounts of the Company and its consolidated subsidiaries. The accompanying consolidated financial statements of the Company and related financial information have been prepared pursuant to the requirements for reporting on Form 10-K and Articles 6 or 10 of Regulation S-X. The Company is an investment company, as defined under U.S. GAAP, and applies accounting and reporting guidance in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 946, Financial Services — Investment Companies. The consolidated financial statements reflect all adjustments and reclassifications that, in the opinion of management, are necessary for the fair presentation of the results of operations and financial condition as of and for the periods presented.

Consolidation: As provided under Regulation S-X and ASC Topic 946, the Company will generally not consolidate its investment in a company other than a wholly-owned investment company or controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the accounts of the Company’s wholly-owned subsidiaries that meet the aforementioned criteria in its consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

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Cash and Cash Equivalents: The Company considers all highly liquid investments, with original maturities of ninety days or less when purchased, as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Restricted Cash: Restricted cash represents cash held as additional collateral by the Company on behalf of the borrowers related to the investments for the purpose of such borrowers making interest and property-related operating payments. There is a corresponding liability of the same amount on the statements of assets and liabilities called “Interest reserve and other deposits held on investments.”

The following table provides a reconciliation of cash, cash equivalents and restricted cash in the Company’s statements of assets and liabilities to the total amount shown in its statements of cash flows:

	December 31,
	2021	2020	2019
Cash and cash equivalents	$12,232,256	$13,703,374	$17,057,558
Restricted cash	224,618	599,315	624,141

Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$12,456,874	$14,302,689	$17,681,699

Investment Transactions and Investment Income (Expense): The Company records investment transactions on the trade date. Realized gains or losses on dispositions of investments represent the difference between the amortized cost of the investment, based on the specific identification method, and the proceeds received from the sale or maturity (exclusive of any prepayment penalties). Realized gains and losses and changes in unrealized gains and losses are recognized in the statements of operations. Interest income is accrued based upon the outstanding principal amount and contractual terms of the debt instruments and preferred equity investments. Interest is accrued on a daily basis. Discounts and premiums on investments purchased are accreted or amortized over the expected life of the respective investment using the effective yield method and are included in interest income in the statements of operations. Loan origination fees and exit fees are capitalized and the Company then amortizes such amounts using the effective yield method as interest income over the life of the investment. Income accrual is generally suspended for investments at the earlier of the date at which payments become 90 days past due or when, in the opinion of the Adviser, recovery of income and principal becomes doubtful. Interest is then recorded on the basis of cash received until accrual is resumed when the investment becomes contractually current and performance is demonstrated to be resumed. The amortized cost of investments represents the original cost adjusted for the accretion of discounts on investments and exit fees, and the amortizations of premiums on investments and origination fees. As prepayment(s), partial or full, occurs on an investment, prepayment income is recognized. All other income is recognized when earned.

The Company may hold debt investments in its portfolio that contain paid-in-kind (“PIK”) interest provisions. The PIK interest, which represents contractually deferred interest that is added to the principal balance that is due at maturity, is recorded on the accrual basis.

Participation Interests: Loan participations from the Company which do not qualify for sale treatment remain on the Company’s statements of assets and liabilities and the proceeds are recorded as obligations under participation agreements. For the investments which participation has been granted, the interest earned on the entire loan balance is recorded within “interest income” and the interest related to the participation interest is recorded within “interest expense from obligations under participation agreements” in the accompanying statements of operations. Interest expense from obligations under participation agreement is reversed when recovery of interest income on the related loan becomes doubtful. See “Obligations under Participation Agreements” in Note 3 for additional information.

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Valuation of Investments: The Company determines the value of its investments on a quarterly basis in accordance with fair value accounting guidance promulgated under U.S. GAAP, which establishes a three-tier hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. These tiers include:

•	Level 1 — observable inputs, such as quoted prices in active markets. Publicly listed equities, debt securities and publicly listed derivatives will be included in Level 1.

•

Level 2 — observable inputs such as for similar securities in active markets and quoted prices for identical securities in markets that are not active. In certain cases, debt and equity securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices, market transactions in comparable investments and various relationships between investments. Investments which are generally expected to be included in this category include corporate bonds and loans, convertible debt indexed to publicly listed securities and certain over-the-counter derivatives.

•

Level 3 — unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions. The inputs into the determination of fair value require significant judgment or estimation.

Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available actively quoted prices or for which fair value can be measured from actively quoted prices, generally, will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires subjective judgment and consideration of factors specific to the investment. The fair values of the Company’s loan investments are determined in good faith by the Board pursuant to the Company’s valuation policy and consistently applied valuation process. It is expected that the Company’s investments will primarily be classified as Level 3 investments. The fair value of the Company’s marketable securities is determined based on quoted prices in an active market and is classified as Level 1 of the fair value hierarchy.

Valuation of Obligations under Participation Agreements: The Company has elected the fair value option under ASC Topic 825, Financial Instruments, relating to accounting for debt obligations at their fair value for obligations under participation agreements which arose due to partial loan sales which did not meet the criteria for sale treatment under ASC Topic 860, Transfers and Servicing. The Company employs the yield approach valuation methodology used for the real-estate related loan investments on its obligations under participation agreements.

Deferred Debt Issuance Costs: The Company records issue discounts and other financing costs related to its debt obligation as deferred debt issuance costs, which are presented as a direct deduction from the carrying value of the related debt liability. These expenses are deferred and amortized using the effective interest method over the stated maturity of the debt obligation.

Stockholder Dividends and Distributions: Dividends and distributions to stockholders, which are determined in accordance with federal income tax regulations, are recorded on the declaration date. The amount to be paid out as a dividend or distribution is approved by the Board. Net realized capital gains, if any, are generally distributed or deemed distributed at least annually. The Company adopted an “opt in” DRIP pursuant to which stockholders may elect to have the full amount of stockholders cash distributions reinvested in additional shares of common stock. Participants in the DRIP are free to elect to participate or terminate participation in the plan

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within a reasonable time as specified in the plan. For stockholders who have opted in to the DRIP, they have their cash distributions reinvested in additional shares of common stock, rather than receiving the cash distributions. Pursuant to the DRIP, shares are issued at a price equal to the Company’s most recently disclosed net asset value (“NAV”) per share of its common stock immediately prior to the applicable distribution payment date.

Incentive Fee on Capital Gains: Pursuant to the terms of the Investment Advisory Agreement, the incentive fee on capital gains is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Investment Advisory Agreement). This fee equals 20.0% of the Company’s incentive fee on capital gains, which equals the realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, the Company accrues (but does not pay) for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period. While the Investment Advisory Agreement neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of an American Institute of Certified Public Accountants Technical Practice Aid for investment companies, the Company accrues for this incentive fee to include unrealized gains in the calculation of the capital gains incentive fee expense and related accrued capital gains incentive fee. This accrual reflects the incentive fees that would be payable to Terra Income Advisors if the Company’s entire portfolio were liquidated at its fair value as of the balance sheet date even though Terra Income Advisors is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

Servicing Fee: The Company paid Terra Capital Markets a servicing fee at an annual rate of 1.125% of the most recently published NAV per share, excluding shares sold through the DRIP, in exchange for providing certain administrative support services (Note 4) to stockholders such as establishing and maintaining stockholder accounts, customer service support and assisting stockholders in changing account options, account designations and account addresses. The servicing fee is recorded as expense on the statements of operations in the period in which it was incurred.

On December 23, 2020, Terra Capital Markets assigned to us certain of its administration support services and certain obligations under the Dealer Manager Agreement, including making future payments of the previously reallowed servicing fee under the servicing plan directly to selected dealers, effectively reducing the servicing fee to 0.75% (Note 4).

Income Taxes: The Company elected to be taxed as a REIT under the Code commencing with its short taxable year beginning October 1, 2018 and ending December 31, 2018. In order to qualify as a REIT, the Company is required, among other things, to distribute dividends equal to at least 90% of its REIT net taxable income to the stockholders annually and meet certain tests regarding the nature of its income and assets. To the extent any of the Company’s taxable income was not previously distributed, the Company will make a dividend declaration pursuant to Section 858(a)(1) of the Code, allowing the Company to treat certain dividends that are to be distributed after the close of a taxable year as having been paid during the taxable year. As a REIT, the Company is not subject to U.S. federal income taxes on income and gains distributed to the stockholders as long as certain requirements are satisfied, principally relating to the nature of income and the level of distributions, as well as other factors. If the Company fails to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, the Company will be subject to U.S. federal and state income taxes at regular corporate rates beginning with the year in which it fails to qualify and may be precluded from being able to elect to be treated as a REIT for the Company’s four subsequent taxable years. For the years ended December 31, 2021, 2020 and 2019, the Company satisfied all the requirements for a REIT.

The Company holds certain portfolio company investments through consolidated taxable REIT subsidiaries (“TRSs”). Such subsidiaries may be subject to U.S. federal and state corporate-level income taxes. These consolidated subsidiaries recognize deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences between the tax basis of certain assets and liabilities and the reported

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amounts included in the accompanying consolidated statements of assets and liabilities using the applicable statutory tax rates in effect for the year in which any such temporary differences are expected to reverse.

The Company did not have any uncertain tax positions that met the recognition or measurement criteria under accounting for income taxes, nor did the Company have any unrecognized tax benefits as of the periods presented herein. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities as income tax expense in its statements of operations. For the years ended December 31, 2021, 2020 and 2019, the Company did not incur any interest or penalties. Although the Company files federal and state tax returns, its major tax jurisdiction is federal. The Company’s 2017-2020 federal tax years remain subject to examination by the Internal Revenue Service and the state department of revenue.

Use of Estimates: The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of income, expenses and gains and losses during the reporting period. Actual results may ultimately differ from those estimates, and those differences could be material.

The coronavirus (“COVID-19”) pandemic has had a significant impact on local, national and global economies and has resulted in a world-wide economic slowdown. However, after two years into the COVID-19 pandemic, the real estate market has started to recover from the dislocation it experienced over the past year. A strong pace of vaccination along with aggressive fiscal stimulus, has improved the outlook for the real estate market. The Company continues to closely monitor the impact of the COVID-19 pandemic on all aspects of its investments and operations. The Company believes the estimates and assumptions underlying its consolidated financial statements are reasonable and supportable based on the information available as of December 31, 2021; however, the extent to which the COVID-19 pandemic may impact the Company’s investments and operations going forward will depend on future developments, which are highly uncertain and cannot be predicted with confidence. These developments include the duration of the outbreak, the impact of the global vaccination effort, any new strains of the virus that are resistant to available vaccines, the impact of government stimulus, new information that may emerge concerning the severity of the COVID-19 pandemic, and actions taken by federal, state and local agencies as well as the general public to contain the COVID-19 pandemic or treat its impact, among others. Accordingly, any estimates and assumptions as of December 31, 2021 are inherently less certain than they would be absent the current and potential impacts of the COVID-19 pandemic.

The consolidated financial statements include loan investments at fair value of $109.6 million and $66.2 million at December 31, 2021 and 2020, respectively, and obligations under participation agreements at fair value of $4.9 million and $4.3 million at December 31, 2021 and 2020, respectively. These fair values have been determined in good faith by the Board. Because of the inherent uncertainty of valuation, the determined values may differ significantly from the values that would have been used had a ready market existed for the investments and obligations under participation agreements, and the differences could be material.

Recent Accounting Pronouncements: LIBOR is a benchmark interest rate referenced in a variety of agreements that are used by all types of entities. In July 2017, the U.K. Financial Conduct Authority, which regulates the LIBOR administrator, ICE Benchmark Administration Limited (“IBA”), announced that it would cease to compel banks to participate in setting LIBOR as a benchmark by the end of 2021, which has subsequently been delayed to June 30, 2023. In March 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-04, Reference Rate Reform (Topic 848) — Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). The amendments in ASU 2020-04 provide optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848), which expanded the scope of Topic 848 to include derivative instruments impacted by discounting transition

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(“ASU 2021-01”). ASU 2020-04 and ASU 2021-01 are effective for all entities through December 31, 2022. The expedients and exceptions provided by the amendments do not apply to contract modifications and hedging relationships entered into or evaluated after December 31, 2022, except for hedging transactions as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. In the event LIBOR is unavailable, the Company’s investment documents provide for a substitute index, on a basis generally consistent with market practice, intended to put the Company in substantially the same economic position as LIBOR. As a result, the Company has not adopted the new ASUs and does not expect the reference rate reform and the adoption of ASU 2020-04 and ASU 2021-01 to have a material impact on its consolidated financial statements and disclosures.

Note 3. Investments and Fair Value

The following tables show the composition of the investment portfolio, at amortized cost and fair value at December 31, 2021 and 2020, respectively (with corresponding percentage of total portfolio investments):

	December 31, 2021
	Investments at Amortized Cost	Percentage of Amortized Cost	Investments at Fair Value	Percentage of Fair Value
Loans	$60,352,932	54.9%	$61,281,259	55.4%
Loans through participation interest (Note 4)	48,780,897	44.4%	48,349,374	43.8%
Marketable securities	789,335	0.7%	879,272	0.8%

Total	$109,923,164	100.0%	$110,509,905	100.0%

	December 31, 2020
	Investments at Amortized Cost	Percentage of Amortized Cost	Investments at Fair Value	Percentage of Fair Value
Loans	$20,118,124	29.9%	$20,209,473	30.1%
Loans through participation interest (Note 4)	46,486,623	68.9%	45,963,805	68.6%
Marketable securities	789,335	1.2%	864,170	1.3%

Total	$67,394,082	100.0%	$67,037,448	100.0%

Obligations under Participation Agreements

The Company has elected the fair value option relating to accounting for debt obligations at their fair value for its obligations under participation agreements which arose due to partial loan sales which did not meet the criteria for sale treatment. The Company employs the same yield approach valuation methodology used for the real estate-related loan investments on the Company’s obligations under participation agreements. As of December 31, 2021 and 2020, obligations under participation agreements at fair value was $4.9 million and $4.3 million and the weighted average contractual interest rate on the obligations under participation agreements was 8.3% and 13.0%, respectively. For the year ended December 31, 2021, the Company transferred $25.9 million of investments to affiliates through participation agreements and made $25.7 million of repayments on obligations under participation agreements. For the years ended December 31, 2020 and 2019 the Company transferred $1.1 million and $3.1 million of investments to affiliates through participation agreements, respectively, and did not make any repayments on obligations under participation agreements.

Valuation Methodology

The fair value of the Company’s investment in preferred stock and common stock within the marketable securities portfolio is determined based on quoted prices in an active market and is classified as Level 1 of the

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fair value hierarchy. Additionally, the fair value of the Company’s unsecured notes payable is determined based on quoted price in an active market and is also classified as Level 1.

Market quotations are not readily available for the Company’s real estate-related loan investments, all of which are included in Level 3 of the fair value hierarchy, and therefore these investments are valued utilizing a yield approach, i.e. a discounted cash flow methodology to arrive at an estimate of the fair value of each respective investment in the portfolio using an estimated market yield. In following this methodology, investments are evaluated individually, and management takes into account, in determining the risk-adjusted discount rate for each of the Company’s investments, relevant factors, including available current market data on applicable yields of comparable debt/preferred equity instruments; market credit spreads and yield curves; the investment’s yield; covenants of the investment, including prepayment provisions; the portfolio company’s ability to make payments, net operating income and debt service coverage ratio; construction progress reports and construction budget analysis; the nature, quality and realizable value of any collateral (and loan-to-value ratio); the forces that influence the local markets in which the asset (the collateral) is purchased and sold, such as capitalization rates, occupancy rates, rental rates and replacement costs; and the anticipated duration of each real estate-related loan investment.

These valuation techniques are applied in a consistent and verifiable manner to all investments that are categorized within Level 3 of the fair value hierarchy and Terra Income Advisors provides the valuation committee of the Board (which is made up exclusively of independent directors) with portfolio security valuations that are based on this discounted cash flow methodology. Valuations are prepared quarterly, or more frequently as needed, with each asset in the portfolio subject to a valuation prepared by a third-party valuation service at a minimum of once during every 12-month period. The valuation committee reviews the preliminary valuation with Terra Income Advisors and, together with an independent valuation firm, if applicable, responds and supplements the preliminary valuation to reflect any comments provided by the valuation committee. The Board discusses valuations and determines the fair value of each investment in the portfolio in good faith based on various metrics and other factors, including the input and recommendation provided by Terra Income Advisors, the valuation committee and any third-party valuation firm, if applicable.

The following tables present fair value measurements of investments, by major class, as of December 31, 2021 and 2020, according to the fair value hierarchy:

	December 31, 2021
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Investments:
Loans	$—	$—	$61,281,259	$61,281,259
Loans through participation interest	—	—	48,349,374	48,349,374
Marketable securities	879,272	—	—	879,272

Total Investments	$879,272	$—	$109,630,633	$110,509,905

Obligations under participation agreements	$—	$—	$4,883,877	$4,883,877

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	December 31, 2020
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Investments:
Loans	$—	$—	$20,209,473	$20,209,473
Loans through participation interest	—	—	45,963,805	45,963,805
Marketable securities	864,170	—	—	864,170

Total Investments	$864,170	$—	$66,173,278	$67,037,448

Obligations under participation agreements	$—	$—	$4,293,971	$4,293,971

Changes in the Company’s Level 3 investments for the years ended December 31, 2021, 2020 and 2019 were as follows:

	Year Ended December 31, 2021
	Loans	Loans Through Participation	Total Loan Investments	Obligations under Participation Agreements
Balance as of January 1, 2021	$20,209,473	$45,963,805	$66,173,278	$4,293,971
Purchases of investments	92,066,445	41,831,345	133,897,790	—
Repayments of investments	(52,520,000)	(40,081,678)	(92,601,678)	—
Net change in unrealized appreciation on investments	836,978	91,295	928,273	—
PIK interest income, net	—	94,524	94,524	—
Amortization and accretion of investment-related fees, net	688,363	618,189	1,306,552	301,362
Realized loss on loan repayment	—	(168,106)	(168,106)	—
Proceeds from obligations under participation agreements	—	—	—	25,949,149
Repayment of obligations under participation agreements	—	—	—	(25,728,138)
Net change in unrealized appreciation on obligations under participation agreements	—	—	—	67,533

Balance as of December 31, 2021	$61,281,259	$48,349,374	$109,630,633	$4,883,877

Net change in unrealized appreciation or depreciation for the period relating to those Level 3 assets that were still held by the Company at the end of the period:
Net change in unrealized appreciation on loan investments and obligations under participation agreements	$894,733	$102,345	$997,078	$75,941

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	Year Ended December 31, 2020
	Loans	Loans Through Participation	Total Loan Investments	Obligations under Participation Agreements
Balance as of January 1, 2020	$18,598,767	$43,237,452	$61,836,219	$3,204,263
Purchases of investments	4,516,448	8,817,308	13,333,756	—
Repayments of investments	(2,500,000)	(5,907,426)	(8,407,426)	—
Net change in unrealized depreciation on investments	(569,385)	(733,690)	(1,303,075)	—
PIK interest income, net	—	353,930	353,930	—
Amortization and accretion of investment-related fees, net	120,786	196,231	317,017	25,662
Amortization of discount and premium on investments, net	42,857	—	42,857	—
Proceeds from obligations under participation agreements	—	—	—	1,129,112
Net change in unrealized depreciation on obligations under participation agreements	—	—	—	(65,066)

Balance as of December 31, 2020	$20,209,473	$45,963,805	$66,173,278	$4,293,971

Net change in unrealized appreciation or depreciation for the period relating to those Level 3 assets that were still held by the Company at the end of the period:
Net change in unrealized depreciation on loan investments and obligations under participation agreements	$(320,124)	$(677,616)	$(997,740)	$(65,066)

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	Year Ended December 31, 2019
	Loans	Loans Through Participation	Total Loan Investments	Obligations under Participation Agreements
Balance as of January 1, 2019	$23,571,020	$55,915,765	$79,486,785	$—
Purchases of investments	12,376,727	7,008,710	19,385,437	—
Repayments of investments	(17,717,701)	(19,805,718)	(37,523,419)	—
Net change in unrealized depreciation on investments	121,556	(208,402)	(86,846)	—
PIK interest income, net	—	91,878	91,878	—
Amortization and accretion of investment-related fees, net	238,592	235,219	473,811	9,901
Amortization of discount and premium on investments, net	8,573	—	8,573	—
Proceeds from obligations under participation agreements	—	—	—	3,120,888
Net change in unrealized depreciation on obligations under participation agreements	—	—	—	73,474

Balance as of December 31, 2019	$18,598,767	$43,237,452	$61,836,219	$3,204,263

Net change in unrealized appreciation or depreciation for the period relating to those Level 3 assets that were still held by the Company at the end of the period:
Net change in unrealized depreciation on loan investments and obligations under participation agreements	$280,553	$(165,298)	$115,255	$73,474

Transfers between levels, if any, are recognized at the beginning of the period in which transfers occur. For the years ended December 31, 2021, 2020 and 2019, there were no transfers.

F-F-21

Significant Unobservable Inputs

The following table summarizes the significant unobservable inputs used by the Company to value the Level 3 investments as of December 31, 2021 and 2020. The table is not intended to be all-inclusive, but instead identifies the significant unobservable inputs relevant to the determination of fair values.

December 31, 2021
	Fair Value	Primary Valuation Technique	Unobservable Input	Range		Weighted Average
Asset Category				Minimum	Maximum
Assets:
Loans	$61,281,259	Discounted cash flow	Discount rate	8.25%	15.00%	12.58%
Loans through participation interest	48,349,374	Discounted cash flow	Discount rate	12.37%	15.00%	14.40%

Total Level 3 Assets	$109,630,633

Liabilities:
Obligations under participation agreements	$4,883,877	Discounted cash flow	Discount rate	8.25%	8.25%	8.25%

December 31, 2020
	Fair Value	Primary Valuation Technique	Unobservable Input	Range		Weighted Average
Asset Category				Minimum	Maximum
Assets:
Loans	$20,209,473	Discounted cash flow	Discount rate	10.90%	12.89%	12.59%
Loans through participation interest	45,963,805	Discounted cash flow	Discount rate	12.13%	20.05%	14.71%

Total Level 3 Assets	$66,173,278

Liabilities:
Obligations under participation agreements	$4,293,971	Discounted cash flow	Discount rate	12.89%	12.89%	12.89%

If the weighted average discount rate used to value the Company’s investments were to increase, the fair value of the Company’s investments would decrease. Conversely, if the weighted average discount rate used to value the Company’s investments were to decrease, the fair value of Company’s investments would increase.

F-F-22

Financial Instruments Not Carried at Fair Value

As of December 31, 2021, the Company had $38.4 million of unsecured notes payable and $5.0 million of term loan payable outstanding (Note 5). The Company has not elected the fair value option for its unsecured notes payable and term loan payable. The table below presents detailed information regarding the unsecured notes payable and term loan payable at December 31, 2021:

	Level	December 31, 2021
		Principal Balance	Carrying Value	Fair Value
Unsecured notes payable(1)(2)	1	$38,375,000	$36,497,612	$39,403,450
Term loan payable(3)(4)	3	5,000,000	4,170,164	5,000,000

		$43,375,000	$40,667,776	$44,403,450

(1)	Amount is net of unamortized issue discount of $1.0 million and unamortized deferred financing costs of $0.9 million.
(2)	Valuation falls under Level 1 of the fair value hierarchy, which is based on the trading price of $25.67 as of the close of business day on December 31, 2021.
(3)	Amount is net of unamortized issue discount of $0.6 million and unamortized deferred financing costs of $0.2 million.
(4)	Valuation falls under Level 3 of the fair value hierarchy, which is based on a discounted cash flow model with a discount rate of 5.625%.

Note 4. Related Party Transactions

The Company entered into various agreements with Terra Income Advisors whereby the Company pays and reimburses Terra Income Advisors for certain fees and expenses. Additionally, the Company paid Terra Capital Markets certain fees providing certain administrative support services.

The following table presents a summary of such fees and reimbursements in accordance with the terms of the related agreements:

	Years Ended December 31,
	2021	2020	2019
Amounts Included in the Statements of Operations
Base management fees	$2,182,947	$1,517,858	$1,594,165
Incentive fee (reversal of incentive fee) on capital gains(1)	291,710	6,214	(32,884)
Operating expense reimbursement to Adviser(2)	1,222,217	799,893	897,816
Servicing fees(3)	501,718	705,555	844,429

(1)

For the year ended December 31, 2019, the Company reversed previously accrued incentive fees on capital gains of $36,783. Incentive fees on capital gains are based on 20% of net realized and unrealized capital gains. No incentive fees on capital gains are actually payable by the Company with respect to unrealized gains unless and until those gains are realized.

(2)	Amounts are primarily compensation for time spent supporting the Company’s day-to-day operations.
(3)

As discussed in “Servicing Plan” below, on September 30, 2017, the Company adopted the servicing plan. The servicing fee is recorded as expense on the consolidated statements of operations in the period in which it was incurred. As of both December 31, 2021 and 2020, unpaid servicing fees were $0.3 million and were included in accrued expenses on the consolidated statements of assets and liabilities. Starting on December 23, 2020, the Company pays the servicing fees to brokers directly.

F-F-23

Due to Related Party

As of December 31, 2021, amount due to a related party was $3.1 million, primary related to reserve funding held by the Company on a loan originated by an affiliate. The reserve funding was transferred to the affiliate in February 2022. As of December 31, 2020, there was no due to related party.

Due to / Due from Adviser

The Company determined that it has the right of offset on the amounts due to and due from Terra Income Advisors under the guidance in ASC Topic 210, Balance Sheet. As such, the net amount is presented as Due to Adviser, net on the consolidated statements of assets and liabilities.

The following table presents a summary of Due to Adviser, net as of December 31, 2021 and 2020:

	December 31,
	2021	2020
Due to Adviser:
Base management fee and expense reimbursement payable	$551,330	$342,157
Incentive fees on capital gains(1)	291,710	161,735

	$843,040	$503,892

(1)

Incentive fees on capital gains are based on 20% of accumulated net realized and unrealized capital gains of $1.5 million and $0.8 million as of December 31, 2021 and 2020, respectively. No incentive fees on capital gains are actually payable by the Company with respect to unrealized gains unless and until those gains are realized.

Management and Incentive Fee Compensation to Adviser

Pursuant to the Investment Advisory Agreement, Terra Income Advisors is responsible for the Company’s day-to-day operations. Pursuant to the Investment Advisory Agreement, Terra Income Advisors is paid for its services in two components — a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 2.0% of the Company’s average gross assets. The base management fee is payable quarterly in arrears and calculated based on the average value of the Company’s gross assets at the end of the two most recently completed calendar quarters.

The incentive fee consists of two parts. The first part, which is referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon the Company’s “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income is subject to a quarterly hurdle rate, expressed as a rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 2.0% (8.0% annualized), subject to a “catch-up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company’s operating expenses for the quarter (including the base management fee, expenses reimbursed to Terra Income Advisors under the Investment Advisory Agreement and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero-coupon securities), accrued income that the Company has not yet received in cash. Pre-incentive fee net investment income does not

F-F-24

include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The calculation of the subordinated incentive fee on income for each quarter is as follows:

•	No incentive fee is payable to Terra Income Advisors in any calendar quarter in which the Company’s pre-incentive fee net investment income does not exceed the hurdle rate of 2.0% (8.0% annualized);

•

100% of the Company’s pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 2.5% in any calendar quarter (10.0% annualized) is payable to Terra Income Advisors, all or any portion of which may be waived or deferred in Terra Income Advisors’s discretion. This portion of the pre-incentive fee net investment income (which exceeds the hurdle rate but is less than or equal to 2.5%) is referred to as the “catch-up.” The catch-up provision is intended to provide Terra Income Advisors with an incentive fee of 20.0% on all of the Company’s pre-incentive fee net investment income when the Company’s pre-incentive fee net investment income reaches 2.5% in any calendar quarter; and

•

20.0% of the amount of the Company’s pre-incentive fee net investment income, if any, that exceeds 2.5% in any calendar quarter (10.0% annualized) is payable to Terra Income Advisors once the hurdle rate is reached and the catch-up is achieved.

The second part of the incentive fee, which is referred to as the incentive fee on capital gains, is an incentive fee on capital gains earned on liquidated investments from the portfolio and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). This fee equals 20.0% of the Company’s incentive fee on capital gains, which equals the realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, the Company accrues (but does not pay) for the unrealized capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

Operating Expenses

The Company reimburses Terra Income Advisors for operating expenses incurred in connection with administrative services provided to the Company, including compensation to administrative personnel. The Company does not reimburse Terra Income Advisors for personnel costs in connection with services for which Terra Income Advisors receives a separate fee. In addition, the Company does not reimburse Terra Income Advisors for (i) rent or depreciation, capital equipment or other costs of Terra Income Advisors’s own administrative items, or (ii) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any controlling person of Terra Income Advisors.

Servicing Plan

On September 30, 2017, the Board adopted the servicing plan (the “Servicing Plan”). Pursuant to the Servicing Plan, Terra Capital Markets was entitled to receive a servicing fee at an annual rate of 1.125% of the most recently published NAV per share of the Company’s common stock, of which up to 0.75% is reallowed to selected dealers, in exchange for providing certain administrative support services. With respect to each share sold, excluding shares sold through the DRIP, the servicing fee is payable annually on the anniversary of the applicable month of purchase. The Servicing Plan will remain in effect for so long as such continuance is approved quarterly by the Board, including a majority of the directors who are not “interested persons” as defined in the 1940 Act and who have no direct or indirect financial interest in the operation of the Servicing Plan or in any agreements entered into in connection therewith. In addition, the Board will review all payments made pursuant to the Servicing Plan at least quarterly. The Company will no longer incur the annual servicing fee upon the earlier of (i) the aggregate underwriting compensation from all sources, including selling commissions, dealer manager fees, broker-dealer fees, and servicing fees would exceed 10% of the gross proceeds in the Offering, (ii) with respect to a specific share, the date that such share is redeemed or is no longer outstanding, and (iii) the date, if any, upon which a liquidity event occurs.

F-F-25

On December 23, 2020, Terra Capital Markets assigned to us certain of its administration support services and certain obligations under the Dealer Manager Agreement, including making future payments of the previously reallowed servicing fee under the Servicing Plan directly to selected dealers, effectively reducing the servicing fee to 0.75%.

Participation Agreements

The Company may enter into participation agreements with related and unrelated parties, primarily other affiliated funds of Terra Income Advisors. The participation agreements provide the Company with the opportunity to invest along the same terms, conditions, price and rights in the specified investment. The purpose of the participation agreements is to allow the Company and an affiliate to originate a specified investment when, individually, the Company does not have the liquidity to do so or to achieve a certain level of portfolio diversification. The Company may transfer portions of its investments to other participants or it may be a participant to an investment held by another entity.

ASC Topic 860, Transfers and Servicing (“ASC 860”), establishes accounting and reporting standards for transfers of financial assets. ASC 860-10 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Company has determined that the participation agreements it enters into are accounted for as secured borrowings under ASC Topic 860 (see “Participation Interests” in Note 2 and “Obligations under Participation Agreements” in Note 3).

Participation interest purchased by the Company: The below tables list the investment interests participated by the Company via participation agreement (each, a “PA”) as of December 31, 2021 and 2020. In accordance with the terms of each PA, each participant’s rights and obligations, including interest income and other income (e.g., exit fee and prepayment income) and related fees/expenses are based upon its respective pro-rata participation interest in such investments, as specified in the respective PA. The Company’s share of the investment is repayable only from the proceeds received from the related borrower/issuer of the investment, and therefore the Company is also subject to the credit risk (i.e., risk of default by the underlying borrower/issuer).

Pursuant to each PA, the affiliated fund receives and allocates the interest income and other related investment incomes in respect of the investment to the Company. The Company pays related expenses (i.e., the base management fee) directly to Terra Income Advisors.

	December 31, 2021			December 31, 2020
	Participating Interests	Principal Balance	Fair Value	Participating Interests	Principal Balance	Fair Value
370 Lex Part Deux, LLC(1)	35.0%	21,004,423	20,250,306	35.0%	18,856,077	18,177,257
Havemeyer TSM LLC(2)	23.0%	6,808,000	6,874,428	23.0%	6,295,100	6,347,853
RS JZ Driggs, LLC(1)	50.0%	7,806,257	7,877,552	50.0%	4,272,257	4,306,434
William A. Shopoff & Cindy I. Shopoff(1)	53.0%	13,237,500	13,347,088	—%	—	—
Stonewall Station Mezz LLC(1)(3)(4)	—%	—	—	44.0%	4,594,729	4,607,695
Orange Grove Property Investors, LLC(1)(4)	—%	—	—	80.0%	8,480,000	8,565,819
City Gardens 333 LLC(1)(4)	—%	—	—	14.0%	3,962,508	3,958,747

Total		$48,856,180	$48,349,374		$46,460,671	$45,963,805

F-F-26

(1)	The loan is held in the name of Terra Property Trust, Inc., an affiliated entity managed by a subsidiary of Terra Capital Partners.
(2)	The loan is held in the name of Mavik Real Estate Special Opportunities Fund REIT, LLC (formerly known as Terra Real Estate Credit Opportunities Fund REIT, LLC).
(3)	The principal amount includes PIK interest of $0.2 million as of December 31, 2020.
(4)	The loan was repaid in 2021.

Transfers of participation interests by the Company: The following table summarizes the investments that were subject to PAs with investment partnerships affiliated with Terra Income Advisors as of December 31, 2021 and 2020:

			December 31, 2021
			Transfers treated as obligations under participation agreements
	Principal	Fair Value	% Transferred	Principal	Fair Value
Hillsborough Owners LLC(1)	$16,210,029	$16,279,593	30.0%	$4,863,009	$4,883,877

			December 31, 2020
			Transfers treated as obligations under participation agreements
	Principal	Fair Value	% Transferred	Principal	Fair Value
LD Milpitas Mezz, LP(2)	17,000,000	17,175,880	25.0%	4,250,000	4,293,971

(1)	Participant is Terra Property Trust, Inc.
(2)

On June 27, 2018, the Company entered into a participation agreement with Terra Property Trust, Inc. to sell a 25% participation interest, or $4.3 million, in a $17.0 million mezzanine loan. This obligation under participation agreement was repaid in May 2021.

Co-investment

As a BDC, the Company is subject to certain regulatory restrictions in making its investments. For example, the Company may be prohibited under the 1940 Act from knowingly participating in certain transactions with its affiliates without the prior approval of its Board who are not interested persons and, in some cases, prior approval by the SEC. The SEC has granted the Company exemptive relief permitting it, subject to satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with certain affiliates of Terra Income Advisors, including Terra Secured Income Fund, LLC, Terra Secured Income Fund 2, LLC, Terra Secured Income Fund 3, LLC, Terra Secured Income Fund 4, LLC, Terra Secured Income Fund 5, LLC, Terra Secured Income Fund 5 International, Terra Income Fund International and Terra Secured Income Fund 7, LLC, Terra Property Trust, Inc. and any future BDC or closed-end management investment company that is registered under the 1940 Act and is advised by Terra Income Advisors or its affiliated investment advisers (the “Co-Investment Affiliates”). However, the Company will be prohibited from engaging in certain transactions with its affiliates even under the terms of this exemptive order. The Company believes this relief will not only enhance its ability to further its investment objectives and strategy, but may also increase favorable investment opportunities for the Company, in part by allowing the Company to participate in larger investments, together with its Co-Investment Affiliates, than would be available to the Company if it had not obtained such relief.

Note 5. Debt

Senior Unsecured Notes

On February 10, 2021, the Company issued $34.8 million in aggregate principal amount of 7.00% fixed-rate notes due 2026, for net proceeds of $33.7 million after deducting underwriting commissions of $1.1 million. On

F-F-27

February 26, 2021, the underwriters exercised the option to purchase an additional $3.6 million of the notes for net proceeds of $3.5 million, after deducting underwriting commissions of $0.1 million. Interest on the notes is paid quarterly in arrears every March 30, June 30, September 30 and December 30, at a rate of 7.00% per year, beginning June 30, 2021. The notes mature on March 31, 2026. The notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after February 10, 2023. In connection with the issuance of the notes, the Company incurred deferred financing costs totaling $1.0 million, to be amortized to interest expense over the term of the notes.

In accordance with the 1940 Act, the Company is allowed to borrow amounts such that its asset coverage, calculated pursuant to the 1940 Act, is at least 200% after such borrowing. Additionally, under the Indenture between the Company and the trustee, the Company is required to maintain a minimum asset coverage ratio of 200%. As of December 31, 2021, the Company’s asset coverage ratio was 247.0%. As such, the Company was in compliance with the asset coverage ratio requirement under the Indenture as well as the 1940 Act.

For the year ended December 31, 2021, the components of interest expense were as follows:

Year Ended December 31, 2021
Stated interest expense	$2,387,779
Amortization of issue discount	175,305
Amortization of financing costs	140,027

Total interest expense	$2,703,111

Weighted average debt outstanding	$34,010,616
Cash paid for interest expense	$2,387,779
Stated interest rate	7.00%
Effective interest rate(1)	7.63%

(1)	The effective interest rate of the debt component is equal to the stated interest rate plus the amortization of issue discount.

Term Loan

On April 9, 2021, the Company, as borrower, entered into a credit agreement (the “Credit Agreement”) with Eagle Point Credit Management LLC, as the administrative agent and collateral agent (“Eagle Point”), and certain funds and accounts managed by Eagle Point, as lenders (in such capacity, collectively, the “Lenders”). The Credit Agreement provides for (i) a delayed draw term loan to the Company of $25.0 million (the “Term Loan”) and (ii) additional incremental loans in a minimum amount of $1.0 million and multiples of $0.5 million in excess thereof, which may be approved by a Lender in its sole discretion (“Incremental Loans,” and together with the Term Loan, the “Loans”).

The scheduled maturity date of the Loans is April 9, 2025. The Loans bear interest on the outstanding principal amount thereof at a rate equal to 5.625% per annum; provided that if at any time the Company is rated below investment grade, the interest rate shall increase to 6.625% until the rating is no longer below investment grade. In connection with the entry into the Credit Agreement, the Company also agreed to pay Eagle Point an upfront fee in an amount equal to 2.50% of the loan commitment amount on the initial borrowing date as described in the Credit Agreement. The Company also pays, with respect to any unused portion of the Term Loan, a commitment fee of 0.75% per annum.

In connection with entering into the Credit Agreement, the Company incurred deferred financing costs totaling $0.3 million, to be amortized to interest expense over the term of the Term Loan. On August 31, 2021, the Company made an initial draw on the Term Loan of $5.0 million and incurred an upfront fee of $0.6 million,

F-F-28

which was deducted from proceeds from borrowings under the Term Loan. The discount will be amortized to interest expense over the term of the Term Loan. As of December 31, 2021, the amount outstanding under the Term Loan was $5.0 million.

The Company may prepay any Loan, in whole or in part, together with all accrued but unpaid interest thereon, upon at least 30 but not more than 60 days’ prior notice to the Agent. If the Company elects to make such prepayments prior to October 9, 2023, the Company will also be required to pay a make whole premium, being the present value at such date of (1) the principal amount being prepaid of such Loan, plus (2) all remaining required interest payments due on the principal amount being prepaid of such Loan through the maturity date (excluding accrued but unpaid interest to the date on which the make whole premium becomes owed), computed using a discount rate equal to the applicable U.S. Treasury rate (as set forth in the Credit Agreement) plus 50 basis points, over (B) the principal amount being prepaid of such Loan; provided that the make whole premium may in no event be less than zero.

In connection with its entry into the Credit Agreement, the Company also entered into a security agreement (the “Security Agreement”), by and among the Company, as grantor, and Eagle Point, as administrative agent, for the benefit of the Lenders, their affiliates and Eagle Point as the secured parties thereunder. Pursuant to the Security Agreement, the Company pledged substantially all of its now owned and hereafter acquired property as security for the obligations of the Company under the Credit Agreement, subject to certain limitations and restrictions set forth in the Security Agreements.

The Credit Agreement contains customary representations, warranties, reporting requirements, borrowing conditions and affirmative, negative and financial covenants, including REIT status requirements and minimum asset coverage ratio requirements. As of December 31, 2021, the Company is in compliance with these covenants. The Credit Agreement also includes usual and customary events of default and remedies for credit agreements of this nature. Events of default under the Credit Agreement include, but are not limited to: (i) the failure by the Company to make any payments when due under the Credit Agreement; (ii) the failure of the Company to perform or observe any term, covenant or agreement under the Credit Agreement or any other loan document, subject to applicable cure periods; (iii) an event of default on other material indebtedness of the Company; (iv) the bankruptcy or insolvency of the Company; and (v) judgments and attachments, with customary limits and grace periods, against the Company or its property. In addition, the Loans are subject to mandatory prepayment, at the option of each Lender, upon a change in control of the Company (as defined by the Credit Agreement).

For the year ended December 31, 2021, the components of interest expense were as follows:

Year Ended December 31, 2021
Stated interest expense	$95,314
Amortization of issue discount	38,613
Amortization of financing costs	53,878
Unused fee	125,833

Total interest expense	$313,638

Weighted average debt outstanding	$1,684,932
Cash paid for interest expense	$221,147
Stated interest rate	5.625%
Effective interest rate(1)	6.25%

(1)	The effective interest rate of the debt component is equal to the stated interest rate plus the amortization of issue discount.

F-F-29

Note 6. Commitments and Contingencies

Impact of COVID-19

The full extent of the impact of the COVID-19 pandemic on the global economy generally, and the Company’s business in particular, will depend on future developments, which are highly uncertain and cannot be predicted with confidence. As of December 31, 2021, no contingencies have been recorded on the Company’s balance sheet as a result of the COVID-19 pandemic, however as the pandemic continues, it may have long-term impacts on the Company’s financial condition, results of operations, and cash flows. Refer to Note 2 for further discussion of the COVID-19 pandemic.

Funding Commitments

In the ordinary course of business, the Company may enter into future funding commitments, which are subject to the borrower meeting certain performance-related metrics that are monitored by the Company. As of December 31, 2021 and 2020, the Company had $14.9 million and $1.1 million of unfunded commitments, respectively. The Company maintained sufficient cash on hand to fund such unfunded commitments, including matching these commitments with principal repayments on outstanding loans.

Other

The Company enters into contracts that contain a variety of indemnification provisions. The Company’s maximum exposure under these arrangements is unknown; however, the Company has not had prior claims or losses pursuant to these contracts. Management of Terra Income Advisors has reviewed the Company’s existing contracts and expects the risk of loss to the Company to be remote.

The Company is not currently subject to any material legal proceedings and, to the Company’s knowledge, no material legal proceedings are threatened against the Company. From time to time, the Company may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Company’s rights under contracts with its portfolio companies. While the outcome of any legal proceedings cannot be predicted with certainty, the Company does not expect that any such proceedings will have a material adverse effect upon its financial condition or results of operations.

See Note 4. “Related Party Transactions”, for a discussion of the Company’s commitments to Terra Income Advisors.

Note 7. Income Taxes

The Company elected to be taxed as a REIT under the Code commencing with its short taxable year beginning October 1, 2018 and ending December 31, 2018. In order to qualify as a REIT, the Company is required, among other things, to distribute dividends equal to at least 90% of its REIT net taxable income to the stockholders annually and meet certain tests regarding the nature of its income and assets. Because federal income tax regulations differ from U.S. GAAP, distributions in accordance with tax regulations may differ from net investment for financial reporting purposes. Differences may be permanent or temporary in nature. Permanent differences are reclassified among capital accounts in the consolidated financial statements to reflect their tax character. Differences in classification may also result from the treatment of short-term gains as ordinary income for tax purposes.

Taxable income generally differs from net increase in net assets resulting from operations for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses and generally excludes unrealized appreciation (depreciation) on investments as investment gains and losses are not included in taxable income until they are realized.

F-F-30

The following table reconciles net increase in net assets resulting from operations to taxable income:

	Years Ended December 31,
	2021	2020	2019
Net increase in net assets resulting from operations	$4,086,245	$4,929,344	$4,851,132
Net change in unrealized (appreciation) depreciation on investments	(943,375)	1,228,240	86,846
Net change in unrealized appreciation (depreciation) on obligations under participation agreements	67,533	(65,066)	73,474
Incentive fees on capital gains	291,710	6,214	(32,884)
Income tax expense	534,784	—	—
Other temporary differences(1)	728,389	(229,826)	(160,815)

Total taxable income(2)	$4,765,286	$5,868,906	$4,817,753

(1)	Other temporary differences primarily related to capitalization and amortization of transaction-related fees.
(2)	Amount for the year ended December 31, 2021 included $1.6 million of taxable income attributable to the TRS described below.

The following table reflects, for tax purposes, the estimated sources of the cash distributions that the Company has paid on its common stock:

	Years Ended December 31,
	2021		2020		2019
Source of Distribution	Distribution Amount(1)%		Distribution Amount(1)%		Distribution Amount(1)%
Return of capital	$603,964	15.8%	$—	—%	$2,801,281	36.8%
Net investment income	3,211,539	84.2%	5,625,029	100.0%	4,817,753	63.2%

Distributions on a tax basis:	$3,815,503	100.0%	$5,625,029	100.0%	$7,619,034	100.0%

(1)	The Distribution Amount and Percentage reflected are estimated figures. The actual source of distributions is calculated in connection with the filing of the Company’s tax return.

The Company makes certain adjustments to the classification of stockholders’ equity as a result of permanent book-to-tax differences, which include disallowed net operating loss carryforwards, amortization of deferred offering expenses and expense reimbursement from Adviser. To the extent these differences are permanent, they are charged or credited to capital in excess of par or accumulated net investment loss, as appropriate. For the years ended December 31, 2021, 2020 and 2019, there were no permanent differences.

As of December 31, 2021 and 2020, the Company did not have differences between amortized cost basis and tax basis cost of investments.

Taxable REIT Subsidiary

The Company holds certain portfolio company investments through consolidated taxable REIT subsidiaries. Such subsidiaries may be subject to U.S. federal and state corporate-level income taxes. These consolidated subsidiaries recognize deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences between the tax basis of certain assets and liabilities and the reported amounts included in the accompanying consolidated statements of assets and liabilities using the applicable statutory tax rates in effect for the year in which any such temporary differences are expected to reverse. As of December 31, 2021, the Company had one TRS which the Company formed to hold secured and unsecured credit facilities. There was no TRS as of December 31, 2020.

F-F-31

Income Tax Provision

The components of the Company’s provision for income taxes are as follows:

Year Ended December 31, 2021
Federal
Current	$326,287
Deferred	41,511

367,798

State and Local
Current	148,139
Deferred	18,847

166,986

Total Provision for income taxes	$534,784

A reconciliation of effective income tax for the period presented is as follows:

Year Ended December 31, 2021
Pre-tax income attributable to taxable subsidiaries	$1,751,420

Federal provision at statutory tax rate (21%)	$367,798
State and local taxes, net of deferred benefit	166,986

Total provision for income taxes	$534,784

Effective income tax rate	30.5%

Deferred Income Taxes

Deferred income taxes as of December 31, 2021 consist of the following:

December 31, 2021
Deferred Tax Liabilities
Unrealized gain on investment	$(130,970)
Deferred Tax Assets
Deferred revenue	70,612

Net deferred tax liabilities	$(60,358)

The Company’s deferred tax assets and liabilities are primarily the result of temporary differences related to the following:

•	deferred origination fee

•	fair value adjustment

The Company has not provided a valuation allowance for the deferred tax asset because the Company expects the deferred tax asset to be realized in future periods.

F-F-32

Income Taxes Paid

For the year ended December 31, 2021, the Company paid $0.1 million on income taxes. Income tax payable of $0.4 million and deferred tax liabilities of $0.1 million were included in other liabilities in the consolidated statements of assets and liabilities.

Note 8. Directors’ Fees

The Company’s directors who do not serve in an executive officer capacity for the Company or Terra Income Advisors are entitled to receive annual cash retainer fees, fees for attending board and committee meetings and annual fees for serving as a committee chairperson. These directors receive an annual fee of $20,000, plus $2,500 for each board meeting attended in person, $1,000 for each board meeting attended via teleconference and $1,000 for each committee meeting attended. In addition, the chairman of the audit committee receives an annual fee of $7,500 and the chairman of each of the nominating and corporate governance and the valuation committees, and any other committee, receives an annual fee of $2,500 for their additional services. For each of the years ended December 31, 2021, 2020 and 2019, the Company recorded $0.1 million of directors’ fees expense.

The Company will also reimburse each of the above directors for all reasonable and authorized business expenses in accordance with the Company policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and each committee meeting not held concurrently with a board meeting.

The Company does not pay compensation to the directors who also serve in an executive officer capacity for the Company or Terra Income Advisors.

Note 9. Capital

As of December 31, 2021, the Company had 8,078,627 shares of common stock outstanding.

Share Repurchase Program

The Company implemented a share repurchase program whereby every quarter the Company offers to repurchase up to 2.5% of the weighed-average number of shares outstanding in the prior calendar year at a price per share equal to the most recently disclosed NAV per share of its common stock immediately prior to the date of repurchase. The purpose of the share repurchase program is to provide stockholders with liquidity, because there is otherwise no public market for the Company’s common stock. In addition, the Board may amend, suspend or terminate the share repurchase program upon 30 days’ notice. On March 25, 2020, the Board unanimously approved the suspension of the operation of the share repurchase program, effective as of April 30, 2020. On May 11, 2021, the Board unanimously approved the resumption of the share repurchase program effective as of June 30, 2021. On March 30, 2022, the Board unanimously approved the suspension of the operation of the share repurchase program, effective as of April 30, 2022. The share repurchase program will remain suspended until such time as the Board approves its resumption.

F-F-33

The following table provides information with respect to the repurchases of the Company’s common stock for the year ended December 31, 2021.

Period	Total Number of Shares Repurchased	Average Price Paid per Share	Maximum Number of Shares Allowed to be Repurchased
Year Ended December 31, 20021:
Three Months Ended March 31, 2021	—	—	—
Three Months Ended June 30, 2021	682	$9.07	—
Three Months Ended September 30, 2021(1)(2)	209,978	$9.03	207,656
Three Months Ended December 31, 2021(3)(4)	208,904	$9.00	207,656

(1)

A total of 846,743 shares were validly tendered and not withdrawn, an amount that exceeded the maximum number of shares the Company offered to purchase. In accordance with the terms of the tender offer, the Company purchased a total of 207,646 shares validly tendered and not withdrawn on a pro rata basis. Approximately 24.5% of the number of shares tendered by each stockholder who participated in the tender offer was repurchased by the Company.

(2)

Subsequent to the close of the tender offer, the Company discovered an administrative error in which a tender request was not processed. The Company honored the tender request in October and accordingly another 2,332 shares were repurchased.

(3)

A total of 653,098 shares were validly tendered and not withdrawn, an amount that exceeded the maximum number of shares the Company offered to purchase. In accordance with the terms of the tender offer, the Company purchased a total of 207,652 shares validly tendered and not withdrawn on a pro rata basis. Approximately 31.8% of the number of shares tendered by each stockholder who participated in the tender offer was repurchased by us.

(4)

Subsequent to the close of the tender offer, the Company discovered an administrative error in which two tender requests were not processed. The Company honored the tender requests in January 2022 and accordingly another 1,252 shares were repurchased.

As a result of an adjustment from the Q4 2019 tender offering, the Company repurchased 1,600 shares of the Company’s common stock at a price of $9.15 per share in the first quarter of 2020. There was no common stock repurchased for the three months ended June 30, September 30, 2020 and December 31, 2020.

Note 10. Net Increase in Net Assets

Income per share is computed by dividing income available to common stockholders by the weighted average number of shares outstanding during the period. Other potentially dilutive shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis. As of December 31, 2021 and 2020, there were no dilutive shares.

The following information sets forth the computation of the weighted average net increase in net assets per share from operations for the years ended December 31, 2021, 2020 and 2019:

	Years Ended December 31,
Basic	2021	2020	2019
Net increase in net assets resulting from operations	$4,086,245	$4,929,344	$4,851,132
Weighted average common shares outstanding	8,389,604	8,306,256	8,738,650
Net increase in net assets per share resulting from operations	$0.49	$0.59	$0.56

F-F-34

Note 11. Distributions

Distributions from net investment income and capital gain distributions are determined in accordance with U.S. federal income tax regulations, which differ from U.S. GAAP.

The following table reflects the Company’s distributions for the years ended December 31, 2021, 2020 and 2019:

Record Date	Payment Date	Per Share Per Day	Distributions Paid in Cash	Distributions Paid through the DRIP	Total Distributions Paid/ Accrued
Year Ended December 31, 2021
January 28, 2021	January 31, 2021	$0.001239	$241,041	$81,397	$322,438
February 25, 2021	February 28, 2021	0.001239	219,664	73,721	293,385
March 26, 2021	March 31, 2021	0.001247	244,162	80,961	325,123
April 27, 2021	April 30, 2021	0.001247	237,113	77,707	314,820
May 26, 2021	May 29, 2021	0.001247	245,704	80,070	325,774
June 25, 2021	June 30, 2021	0.001247	238,662	76,745	315,407
July 27, 2021	July 30, 2021	0.001247	247,172	79,458	326,630
August 26, 2021	August 31, 2021	0.001247	248,285	78,498	326,783
September 27, 2021	September 30, 2021	0.001247	243,889	72,677	316,566
October 26, 2021	October 30, 2021	0.001247	244,311	75,001	319,312
November 24, 2021	November 30, 2021	0.001247	236,742	72,577	309,319
December 28, 2021	December 31, 2021	0.001247	246,134	73,812	319,946

			$2,892,879	$922,624	$3,815,503

Record Date	Payment Date	Per Share Per Day		Distributions Paid in Cash	Distributions Paid through the DRIP	Total Distributions Paid/ Accrued
Year Ended December 31, 2020
January 28, 2020	January 31, 2020	$0.002383		$430,201	$177,853	$608,054
February 25, 2020	February 28, 2020	0.002383		407,142	163,022	570,164
March 26, 2020	March 31, 2020	0.002383		446,503	164,293	610,796
April 27, 2020	April 30, 2020	0.001239		223,554	84,855	308,409
May 26, 2020	May 29, 2020	0.001239		231,182	87,375	318,557
June 25, 2020	June 30, 2020	0.001239		226,467	82,177	308,644
July 28, 2020	July 31, 2020	0.001239		234,745	84,546	319,291
August 26, 2020	August 31, 2020	0.001239		235,402	84,252	319,654
September 25, 2020	September 30, 2020	0.001239		228,063	81,626	309,689
October 27, 2020	October 30, 2020	0.001239		237,395	82,958	320,353
November 24, 2020	November 30, 2020	0.001239		230,857	79,504	310,361
December 28, 2020	December 31, 2020	0.001239	(1)	985,547	335,510	1,321,057

				$4,117,058	$1,507,971	$5,625,029

(1)

In addition, the Company made a special distribution of $0.11962 per share to shareholders on record as of December 28, 2020. Distributions paid in cash and distributions paid through the DRIP for the month of December included an aggregate special distribution of approximately $1.0 million.

F-F-35

Record Date	Payment Date	Per Share Per Day	Distributions Paid in Cash	Distributions Paid through the DRIP	Total Distributions Paid/ Accrued
Year Ended December 31, 2019
January 20, 2019	January 31, 2019	$0.002389	$463,408	$201,500	$664,908
February 20, 2019	February 28, 2019	0.002389	423,071	179,129	602,200
March 20, 2019	March 29, 2019	0.002389	472,614	195,507	668,121
April 20, 2019	April 30, 2019	0.002389	449,880	189,779	639,659
May 20, 2019	May 31, 2019	0.002389	467,067	196,200	663,267
June 20, 2019	June 28, 2019	0.002389	462,358	180,237	642,595
July 26, 2019	July 29, 2019	0.002389	454,782	184,214	638,996
August 26, 2019	August 27, 2019	0.002389	456,261	184,190	640,451
September 25, 2019	September 26, 2019	0.002389	449,128	171,949	621,077
August 28, 2019	October 29, 2019	0.002389	440,990	178,613	619,603
November 25, 2019	November 29, 2019	0.002389	427,924	173,070	600,994
December 26, 2019	December 27, 2019	0.002389	438,482	178,681	617,163

			$5,405,965	$2,213,069	$7,619,034

Note 12. Financial Highlights

The following is a schedule of financial highlights for the years ended December 31, 2021, 2020 and 2019, the transition period ended December 31, 2018, the years ended September 30, 2018 and 2017:

	Years Ended December 31,			Transition Period Ended December 31, 2018	Years Ended September 30,
	2021	2020	2019		2018	2017
Per share data:
Net asset value at beginning of period	$9.07	$9.16	$9.47	$9.56	$10.00	$10.06
Results of operations(1):
Net investment income	0.31	0.59	0.57	0.12	0.31	0.15
Net change in unrealized appreciation (depreciation) on investments	0.12	(0.15)	(0.01)	0.01	0.03	0.08
Net realized gain on investments	0.07	0.14	—	—	—	—
Net change in unrealized (appreciation) depreciation on obligations under participation(2) agreements	(0.01)	0.01	—	—	—	—

Net increase in net assets resulting from operations	0.49	0.59	0.56	0.13	0.34	0.23

Stockholder distributions(3):
Distributions from return of capital	(0.07)	—	(0.32)	(0.10)	(0.54)	(0.81)
Distributions from net investment income	(0.38)	(0.68)	(0.55)	(0.12)	(0.33)	(0.08)

Net decrease in net assets resulting from stockholder distributions	(0.45)	(0.68)	(0.87)	(0.22)	(0.87)	(0.89)

Capital share transactions:
Reduction of transaction charges(4)	—	—	—	—	—	0.42
Other (5)	—	—	—	—	0.09	0.18

Net increase in net assets resulting from capital share transactions	—	—	—	—	0.09	0.60

Net asset value, end of period	$9.11	$9.07	$9.16	$9.47	$9.56	$10.00

Shares outstanding at end of period	8,078,627	8,396,435	8,232,636	8,975,103	8,972,358	7,530,130
Total return(6)	5.59%	6.60%	6.15%	5.29%	4.02%	8.10%
Ratio/Supplemental data:
Net assets, end of period	$73,586,644	$76,175,733	$75,378,088	$85,039,019	$85,773,410	$75,334,293
Ratio of net investment income to average net assets(7)	3.49%	6.51%	6.26%	4.92%	3.26%	1.47%
Ratio of operating expenses to average net assets(7)(8)(9)	14.66%	6.85%	6.24%	7.28%	7.21%	7.73%
Portfolio turnover	123.91%	22.44%	28.37%	10.30%	10.22%	33.06%

F-F-36

(1)	The per share data was derived by using the weighted average shares outstanding during the applicable period.
(2)

The impact on net asset value was approximately $0.008 for the year ended December 31, 2019, $0.001 for the transition period ended December 31, 2018, and $0.002 and $0.005 for the year ended September 30, 2018 and 2017, respectively.

(3)	The per share data for distributions reflects the actual amount of distributions declared per share during the period.
(4)	Amount is calculated based on total shares outstanding as of September 30, 2017.
(5)

The continuous issuance of shares of common stock in the Offering as well as pursuant to the DRIP may cause an incremental increase in net asset value per share due to the sale of shares at the then prevailing public offering price and the receipt of net proceeds per share by the Company in excess of the net asset value per share on each subscription closing date. In addition, the timing of the Company’s sales of shares during the year and the repurchases of shares also impacted the net asset value per share.

(6)

Total return is calculated assuming a purchase of shares of common stock at the current net asset value on the first day and a sale at the current net asset value on the last day of the periods reported. Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the DRIP. The total return does not consider the effect of any selling commissions or charges that may have been incurred in connection with the sale of shares of our common stock. For the transition period ended December 31, 2018, the total return was annualized.

(7)	For the year ended September 30, 2017, excluding the reduction of offering costs, the ratios of net investment loss and operating expenses to average net assets are (0.19)% and 9.38%, respectively.
(8)

Excluding the incentive fees on capital gains or reversal of previously accrued incentive fees on capital gains for the years ended December 31, 2021, 2020 and 2019, the transition period ended December 31, 2018, the years ended September 30, 2018 and 2017, the ratio of operating expenses to average net assets was 14.3%, 6.84% and 6.26%, 7.25%, 7.17% and 7.57%, respectively.

(9)	Excluding accrued incentive fees on capital gains and interest expense on debt, the ratio of operating expenses to average net assets was 8.3% for the year ended December 31, 2021.

Note 13. Subsequent Events

The management of the Company has evaluated events and transactions through the date the consolidated financial statements were issued and has determined that there are no material events that would require adjustment to or disclosure in the Company’s consolidated financial statements.

F-F-37

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2022

TERRA INCOME FUND 6, INC.

By:	/s/ Vikram S. Uppal
Vikram S. Uppal
Chairman of the Board, Chief Executive Officer and President
(Principal Executive Officer)

By:	/s/ Gregory M. Pinkus
Gregory M. Pinkus
Chief Financial Officer, Chief Operating Officer,
Treasurer and Secretary
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Vikram S. Uppal Vikram S. Uppal	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	March 30, 2022

/s/ Gregory M. Pinkus Gregory M. Pinkus	Chief Financial Officer, Chief Operating Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	March 30, 2022

/s/ Adrienne M. Everett Adrienne M. Everett	Director	March 30, 2022

/s/ Spencer E. Goldenberg Spencer E. Goldenberg	Director	March 30, 2022

/s/ Gaurav Misra Gaurav Misra	Director	March 30, 2022

Annex G

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended March 31, 2022

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 814-01136

Terra Income Fund 6, Inc.

(Exact name of registrant as specified in its charter)

Maryland	46-2865244
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

550 Fifth Avenue, 6th Floor

New York, New York 10036

(Address of principal executive offices) (Zip Code)

(212) 753-5100

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
7.00% Notes due 2026	TFSA	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

Common stock, $0.001 par value

(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of May 6, 2022, the registrant had 8,109,760 shares of common stock, $0.001 par value, outstanding. No market value has been computed based upon the fact that no active trading market had been established as of the date of this document.

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements.

Terra Income Fund 6, Inc.

Consolidated Statements of Assets and Liabilities

	March 31, 2022	December 31, 2021
	(unaudited)
Assets
Investments, at fair value — non-controlled (amortized cost of $69,600,647 and $60,352,932, respectively)	$70,502,708	$61,281,259
Investment through participation interest, at fair value — non-controlled (amortized cost of $65,895,748 and $48,780,897, respectively) (Note 4)	66,133,598	48,349,374
Marketable securities, at fair value — non-controlled (cost of $331,987 and $789,335, respectively)	356,404	879,272

Total investments	136,992,710	110,509,905
Cash and cash equivalents	2,697,171	12,232,256
Restricted cash	283,371	224,618
Unsettled sale of marketable securities	85,643	—
Interest receivable	1,806,000	1,450,451
Prepaid expenses and other assets	661,373	314,945

Total assets	142,526,268	124,732,175
Liabilities
Unsecured notes payable (net of unamortized debt issuance costs of $1,784,411 and $1,877,388)	36,590,589	36,497,612
Term loan payable (net of unamortized debt issuance costs of $775,358 and $829,836)	23,224,642	4,170,164
Obligations under participation agreements, at fair value (proceeds of $5,444,696 and $4,863,009, respectively) (Note 4)	5,468,476	4,883,877
Interest reserve and other deposits held on investments	283,371	224,618
Due to related party	—	3,108,922
Due to Adviser, net	774,963	843,040
Accrued expenses	834,835	651,637
Interest payable from obligations under participation agreements	37,889	—
Other liabilities	884,986	765,661

Total liabilities	68,099,751	51,145,531

Net assets	$74,426,517	$73,586,644

Commitments and contingencies (See Note 6)
Components of net assets:
Common stock, $0.001 par value, 450,000,000 shares authorized, and 8,102,167 and 8,078,627 shares issued and outstanding, respectively	$8,102	$8,079
Capital in excess of par	72,773,288	72,902,542
Accumulated distributable net income	1,645,127	676,023

Net assets	$74,426,517	$73,586,644

Net asset value per share	$9.19	$9.11

See notes to unaudited consolidated financial statements.

Terra Income Fund 6, Inc.

Consolidated Statements of Operations

(Unaudited)

	Three Months Ended March 31,
	2022	2021
Investment income
Interest income	$4,087,414	$2,138,391
Dividend and other income	48,361	220,581

Total investment income	4,135,775	2,358,972

Operating expenses
Base management fees	621,818	476,064
Incentive fees on capital gains	124,641	37,222
Operating expense reimbursement to Adviser (Note 4)	300,190	255,212
Servicing fees (Note 2, Note 4)	118,974	125,339
Interest expense on unsecured notes payable	764,539	414,217
Professional fees	355,304	250,408
Interest expense from obligations under participation agreements (Note 4)	121,567	141,611
Interest expense on term loan	271,504	—
Directors’ fees	30,126	33,125
Insurance expense	67,152	55,877
General and administrative expenses	8,273	16,127

Total operating expenses	2,784,088	1,805,202

Net investment income before income taxes	1,351,687	553,770
Income tax expense	439,653	—

Net investment income	912,034	553,770
Net change in unrealized appreciation on investments	577,587	181,105
Net change in unrealized depreciation on obligations under participation agreements	12,361	5,005
Net realized gain on investments	33,260	—

Net increase in net assets resulting from operations	$1,535,242	$739,880

Per common share data:
Net investment income per share	$0.11	$0.07

Net increase in net assets resulting from operations per share	$0.19	$0.09

Weighted average common shares outstanding	8,086,765	8,405,272

See notes to unaudited consolidated financial statements.

Terra Income Fund 6, Inc.

Consolidated Statements of Changes in Net Assets

(Unaudited)

	Three Months Ended March 31,
	2022	2021
Operations
Net investment income	$912,034	$553,770
Net change in unrealized appreciation on investments	577,587	181,105
Net change in unrealized depreciation on obligations under participation agreements	12,361	5,005
Net realized gain on investments	33,260	—

Net increase in net assets resulting from operations	1,535,242	739,880

Stockholder distributions
Distributions from return of capital	(341,094)	(423,768)
Distributions from net investment income	(566,138)	(517,178)

Net decrease in net assets resulting from stockholder distributions	(907,232)	(940,946)

Capital share transactions
Reinvestment of stockholder distributions	211,863	236,078

Net increase in net assets resulting from capital share transactions	211,863	236,078

Net increase in net assets	839,873	35,012
Net assets, at beginning of period	73,586,644	76,175,733

Net assets, at end of period	$74,426,517	$76,210,745

Capital share activity
Shares outstanding, at beginning of period	8,078,627	8,396,435
Shares issued from reinvestment of stockholder distributions	23,540	25,768

Shares outstanding, at end of period	8,102,167	8,422,203

See notes to unaudited consolidated financial statements.

Terra Income Fund 6, Inc.

Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended March 31,
	2022	2021
Cash flows from operating activities:
Net increase in net assets resulting from operations	$1,535,242	$739,880
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities:
Net change in unrealized appreciation on investments	(577,587)	(181,105)
Net change in unrealized depreciation on obligations under participation agreements	(12,361)	(5,005)
Net realized gain on investments	(33,260)	—
Amortization and accretion of investment-related fees, net	(307,473)	(71,096)
Amortization of discount on debt issuance	87,602	33,000
Amortization of deferred financing costs	59,853	21,519
Paid-in-kind interest, net	—	(30,694)
Purchases of investments	(41,039,821)	(10,857,990)
Repayments and proceeds from sale of investments	15,404,965	4,045,158
Changes in operating assets and liabilities:
Increase in interest receivable	(355,549)	(200,403)
(Increase) decrease in prepaid expenses and other assets	(346,428)	23,240
Increase in interest reserve and other deposits held on investments	58,753	783
Decrease in due to related party	(3,108,922)	—
(Decrease) increase in due to Adviser, net	(68,077)	96,743
Increase in accrued expenses	183,198	328,773
Increase in interest payable on unsecured notes payable	—	359,698
Increase (decrease) in interest payable from obligations under participation agreements	37,889	(3,069)
Increase in other liabilities	119,325	54,293

Net cash used in operating activities	(28,362,651)	(5,646,275)

Cash flows from financing activities:
Proceeds from issuance of unsecured notes payable, net of discount	—	37,175,781
Proceeds from obligations under participation agreements	581,688	—
Proceeds from borrowings under term loan payable	19,000,000	—
Payments of stockholder distributions	(695,369)	(704,867)
Payments of financing costs	—	(782,026)
Payments for repurchases of common stock under stock repurchase plan	—	—

Net cash provided by financing activities	18,886,319	35,688,888
Net increase (decrease) in cash, cash equivalents and restricted cash	(9,476,332)	30,042,613
Cash, cash equivalents and restricted cash, at beginning of period	12,456,874	14,302,689

Cash, cash equivalents and restricted cash, at end of period (Note 2)	$2,980,542	$44,345,302

Supplemental disclosure of cash flow information:
Interest paid on debt	$941,722	$141,194

Income taxes paid	$—	$—

Supplemental non-cash information:
Reinvestment of stockholder distributions	$211,863	$236,079

See notes to unaudited consolidated financial statements.

Terra Income Fund 6, Inc.

Consolidated Schedule of Investments (Unaudited)

March 31, 2022

Portfolio Company (1)	Collateral Location	Property Type	Coupon Rate (2)	Current Interest Rate	Exit Fee	Acquisition Date	Maturity Date	Principal	Amortized Cost	Fair Value (3)	% of Net Assets (4)
Loan investments — non-controlled
Mezzanine loans:
Dwight Mezz II, LLC	US - CA	Student housing	11.00%	11.00%	0.00%	5/11/2017	5/6/2027	$3,000,000	$3,000,000	$3,001,886	4.0%
Havemeyer TSM LLC (5)(7)	US - NY	Mixed-use	15.00%	15.00%	1.00%	12/18/2020	12/1/2022	8,078,750	8,096,214	8,158,876	11.0%

									11,096,214	11,160,762	15.0%

Preferred equity investments:
RS JZ Driggs, LLC (6)(7)(8)	US - NY	Multifamily	12.25%	12.25%	1.00%	5/1/2018	1/1/2021	8,469,798	8,510,798	8,552,201	11.5%
370 Lex Part Deux, LLC (6)(7)	US - NY	Office	LIBOR + 8.25% (2.44% Floor)	10.69%	0.00%	12/17/2018	1/9/2023	21,204,069	21,151,365	20,592,325	27.7%
Ann Street JV LLC	US - GA	Multifamily	14.00%	14.00%	1.00%	11/12/2021	6/7/2024	12,226,414	12,131,274	12,316,471	16.5%
Asano Bankers Hill, LLC	US - CA	Mixed-use	SOFR + 15.00% (0.25% Floor)	15.25%	1.00%	2/2/2022	7/31/2024	15,424,422	15,291,738	15,532,098	20.9%

									57,085,175	56,993,095	76.6%

First mortgages:
American Gilsonite Company	US - UT	Infrastructure	14.00%	14.00%	1.00%	8/31/2021	8/31/2023	21,250,000	21,161,313	21,423,996	28.8%
Hillsborough Owners LLC (9)(10)	US - NC	Mixed-use	LIBOR + 8.00% (0.25% Floor)	8.45%	1.00%	10/27/2021	11/1/2023	18,148,988	18,016,322	18,228,257	24.5%

									39,177,635	39,652,253	53.3%

Credit facility:
William A. Shopoff & Cindy I. Shopoff (6)(7)(12)	US - CA	Industrial	15.00%	15.00%	1.00%	10/4/2021	4/4/2023	13,237,500	13,137,371	13,351,308	17.9%
Post Brothers Holdings LLC (11)(12)	N/A	N/A	15.00%	15.00%	4.60%- 8.90%	3/29/2022	3/29/2025	15,000,000	15,000,000	15,478,888	20.8%

									28,137,371	28,830,196	38.7%

Total loan investments — non-controlled									$135,496,395	$136,636,306	183.6%

Portfolio Company (1)	Industry	Dividend Yield	Acquisition Date	Maturity Date	Shares	Cost	Fair Value	% of Net Assets (4)
Marketable securities — non-controlled (13):
Common and preferred shares
Nexpoint Real Estate Finance, Inc.—Series A Preferred Shares	REIT	8.5%	7/30/2020	7/24/2025	14,115	$331,987	$356,404	0.5%

Total marketable securities — non-controlled						$331,987	$356,404	0.5%

Total investments — non-controlled						$135,828,382	$136,992,710	184.1%

(1)

All of the Company’s investments are issued by eligible portfolio companies, as defined in the Investment Company Act of 1940 and the rules promulgated thereunder. All of the Company’s borrowers are in the diversified real estate industry.

(2)	Some of the Company’s investments provide for coupon rate indexed to the London Interbank Offered Rate (“LIBOR”) or Secured Overnight Financing Rate (“SOFR”) and in both cases subject to a floor.
(3)

Because there is no readily available market for these investments, these investments are valued using significant unobservable inputs under Level 3 of the fair value hierarchy and are approved in good faith by the Company’s board of directors.

(4)	Percentages are based on net assets of $74.4 million as of March 31, 2022.
(5)

Participation interest is with Mavik Real Estate Special Opportunities Fund REIT, LLC, a related-party real estate investment trust managed by an affiliate of the Company’s sponsor. The Company is committed to fund up to $8.5 million on this investment. As of March 31, 2022, the unfunded commitment was $0.4 million.

(6)	Participation interest is with Terra Property Trust, Inc., a related-party real estate investment trust managed by an affiliate of the Company’s sponsor.
(7)	The Company acquired these investments through participation agreements. See “Participation Agreements” in Note 4 in the accompanying notes to the consolidated financial statements.
(8)

This investment is currently in maturity default. The Company has exercised its rights and is facilitating the completion of construction of the underlying asset in anticipation of lease up and disposition of the asset.

(9)

The loan participation from the Company does not qualify for sale accounting and therefore, this loan remains in the Consolidated Schedule of Investments. See “Obligations under Participation Agreements” in Note 3 in the accompanying notes to the consolidated financial statements.

(10)	The Company sold a portion of its interest in this investment to Terra Property Trust, Inc. pursuant to a participation agreement.
(11)

On March 29, 2022, the Company purchased a portion of a unsecured corporate credit facility from Terra Property Trust, Inc. pursuant to a participation agreement (Note 4). The borrower is a multifamily operator in Philadelphia, PA.

(12)	As of March 31, 2022, the facility was fully funded.
(13)	From time to time, the Company may invest in debt and equity securities.

See notes to unaudited consolidated financial statements.

Terra Income Fund 6, Inc.

Consolidated Schedule of Investments

December 31, 2021

Portfolio Company (1)	Collateral Location	Property Type	Coupon Rate (2)	Current Interest Rate	Exit Fee	Acquisition Date	Maturity Date	Principal	Amortized Cost	Fair Value (3)	% of Net Assets (4)
Loan investments — non-controlled
Mezzanine loans:
Dwight Mezz II, LLC	US - CA	Student housing	11.00%	11.00%	0.00%	5/11/2017	5/6/2027	$3,000,000	$3,000,000	$3,000,730	4.1%
Havemeyer TSM LLC (5)(7)	US - NY	Mixed-use	15.00%	15.00%	1.00%	12/18/2020	12/1/2022	6,808,000	6,810,164	6,874,428	9.3%

									9,810,164	9,875,158	13.4%

Preferred equity investments:
RS JZ Driggs, LLC (6)(7)(8)	US - NY	Multifamily	12.25%	12.25%	1.00%	5/1/2018	1/1/2021	7,806,257	7,847,256	7,877,552	10.7%
370 Lex Part Deux, LLC (6)(7)	US - NY	Office	LIBOR + 8.25% (2.44% Floor)	10.69%	0.00%	12/17/2018	1/9/2023	21,004,423	21,002,365	20,250,306	27.5%
Ann Street JV LLC	US - GA	Multifamily	14.00%	14.00%	1.00%	11/12/2021	6/7/2024	5,444,016	5,320,560	5,482,725	7.5%

									34,170,181	33,610,583	45.7%

First mortgages:
American Gilsonite Company	US - UT	Infrastructure	14.00%	14.00%	1.00%	8/31/2021	8/31/2023	21,250,000	21,108,623	21,417,965	29.1%
Hillsborough Owners LLC (9)(10)	US - NC	Mixed-use	LIBOR + 8.00% (0.25% Floor)	8.25%	1.00%	10/27/2021	11/1/2023	16,210,029	16,026,455	16,279,593	22.1%

									37,135,078	37,697,558	51.2%

Credit facility:
Post Brothers Holdings LLC (11)(12)(13)	N/A	N/A	15.00%	15.00%	1.00%	7/16/2021	7/16/2024	15,000,000	14,897,294	15,100,246	20.6%
William A. Shopoff & Cindy I. Shopoff (6)(7)(13)	US - CA	Industrial	15.00%	15.00%	1.00%	10/4/2021	4/4/2023	13,237,500	13,121,112	13,347,088	18.1%

									28,018,406	28,447,334	38.7%

Total loan investments — non-controlled									$109,133,829	$109,630,633	149.0%

Portfolio Company (1)	Industry	Dividend Yield	Acquisition Date	Maturity Date	Shares	Cost	Fair Value	% of Net Assets (4)
Marketable securities — non-controlled (14):
Common and preferred shares
Nexpoint Real Estate Finance, Inc.—Series A Preferred Shares	REIT	8.5%	7/30/2020	7/24/2025	33,560	$789,335	$879,272	1.2%

Total marketable securities — non-controlled						$789,335	$879,272	1.2%

Total investments — non-controlled						$109,923,164	$110,509,905	150.2%

(1)

All of the Company’s investments are issued by eligible portfolio companies, as defined in the Investment Company Act of 1940 and the rules promulgated thereunder. All of the Company’s borrowers are in the diversified real estate industry.

(2)	Some of the Company’s investments provide for coupon rate indexed to LIBOR or prime rate and in both cases subject to a floor.
(3)

Because there is no readily available market for these investments, these investments are valued using significant unobservable inputs under Level 3 of the fair value hierarchy and are approved in good faith by the Company’s board of directors.

(4)	Percentages are based on net assets of $73.6 million as of December 31, 2021.
(5)

Participation interest is with Mavik Real Estate Special Opportunities Fund REIT, LLC. The Company is committed to fund up to $7.4 million on this investment. As of December 31, 2021, the unfunded commitment was $0.6 million.

(6)	Participation interest is with Terra Property Trust, Inc., a related-party real estate investment trust managed by an affiliate of the Company’s sponsor.
(7)	The Company acquired these investments through participation agreements. See “Participation Agreements” in Note 4 in the accompanying notes to the consolidated financial statements.
(8)

This investment is currently in maturity default. The Company has exercised its rights and is facilitating the completion of construction of the underlying asset in anticipation of lease up and disposition of the asset.

(9)

The loan participation from the Company does not qualify for sale accounting and therefore, this loan remains in the Consolidated Schedule of Investments. See “Obligations under Participation Agreements” in Note 3 in the accompanying notes to the consolidated financial statements.

(10)	The Company sold a portion of its interest in this investment to Terra Property Trust, Inc. pursuant to a participation agreement.
(11)	On July 16, 2021, the Company originated a $15.0 million unsecured corporate credit facility. The borrower is a multifamily operator in Philadelphia, PA.
(12)	The borrower also pays a 1.0% fee on the unused portion of the credit facility.
(13)	As of December 31, 2021, the facility was fully funded.
(14)	From time to time, the Company may invest in debt and equity securities.

See notes to unaudited consolidated financial statements.

Terra Income Fund 6, Inc.

Notes to Consolidated Financial Statements (Unaudited)

Note 1. Principal Business and Organization

Terra Income Fund 6, Inc. (the “Company”) was incorporated under the general corporation laws of the State of Maryland on May 15, 2013. On March 2, 2015, the Company filed a public registration statement on Form N-2 with the Securities and Exchange Commission (the “SEC”) to offer a minimum of $2.0 million of common stock and a maximum of $1.0 billion of common stock in a continuous public offering (the “Offering”). The Company formally commenced operations on June 24, 2015, upon raising gross proceeds in excess of $2.0 million from sales of shares of its common stock in the Offering, including sales to persons who are affiliated with the Company or its adviser, Terra Income Advisors, LLC (“Terra Income Advisors” or the “Adviser”). During the offering period, which ended on April 20, 2018, the Company sold 8,878,606 shares of common stock, including shares purchased by Terra Capital Partners, LLC (“Terra Capital Partners”), the Company’s sponsor, and excluding shares sold through the distribution reinvestment plan (“DRIP”), in both an initial private placement and from the Offering, for gross proceeds of $103.6 million. The Company has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). The Company is an externally managed, non-diversified, closed-end management investment company that initially elected to be taxed for federal income tax purposes, and qualified annually thereafter, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

On December 11, 2018, the Company’s board of directors (the “Board”) voted to approve a change in its fiscal year from September 30 to December 31 in connection with its plan to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes under Subchapter M of the Code. The Board delegated to its management the authority to determine when such change in fiscal year would take effect. On December 31, 2018, the Company’s management determined to change its tax election from taxation as a RIC to taxation as a REIT under Subchapter M of the Code. The REIT tax election allows the Company to benefit from the preferential tax treatment afforded to both RICs and REITs, without the Company being subject to RIC-specific diversification restrictions. The Company elected to be taxed as a REIT under the Code commencing with its short taxable year beginning October 1, 2018 and ending December 31, 2018. Concurrent with the change in its tax election, the Company changed its fiscal year from September 30 to December 31 to satisfy the REIT requirement under the Code.

The Company’s investment activities are externally managed by Terra Income Advisors, a private investment firm affiliated with the Company, pursuant to an investment advisory and administrative services agreement (the “Investment Advisory Agreement”), under the oversight of the Company’s Board, a majority of whom are independent directors. Terra Income Advisors is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (see Note 4).

The Company previously retained Terra Capital Markets, LLC (“Terra Capital Markets”), an affiliate of Terra Income Advisors, to serve as the dealer manager of the Offering pursuant to the second amended and restated dealer manager agreement dated September 30, 2017 between the Company and Terra Capital Markets (the “Dealer Manager Agreement”). As the dealer manager, Terra Capital Markets was responsible for marketing the Company’s shares being offered pursuant to the Offering, which ended on April 20, 2018. On December 23, 2020, Terra Capital Markets assigned certain of its administrative functions and certain obligations under the Dealer Manager Agreement to the Company (see Note 4).

In February 2021, the Company issued $38.4 million in aggregate principal amount of 7.00% fixed-rate notes due 2026, for net proceeds of $37.2 million, after deducting underwriting commissions of $1.2 million, see “Unsecured Notes Payable” in Note 5 for more information.

On April 1, 2021, Mavik Capital Management, LP (“Mavik”), an entity controlled by Vikram S. Uppal, the Chief Executive Officer of the Company, completed a series of related transactions that resulted in all of the outstanding interests in Terra Capital Partners being acquired by Mavik for a combination of cash and interests in Mavik (the “Recapitalization”). Following the series of transactions described below, Terra Income Advisors is ultimately controlled by Mavik.

Prior to the Recapitalization, Terra Capital Partners was the immediate parent and managing member of Terra Income Advisors, and was ultimately controlled by Axar Real Estate Capital Group LLC (“Axar RE Manager”). In connection with the Recapitalization, Axar RE Manager assumed direct control of Terra Income Advisors by becoming its manager. Thus, the same parties that controlled Terra Income Advisors prior to the consummation of the Recapitalization maintained control of Terra Income Advisors, and by the terms of the Recapitalization continued to do so until a new investment advisory and administrative services agreement between the Company and Terra Income Advisors was approved by the affirmative vote of a majority of the outstanding shares of common stock entitled to vote at the 2021 annual meeting of stockholders of the Company on September 22, 2021. Subsequent to the approval of the new investment advisory agreement, Axar RE Manager ceased to be the manager of the Advisor and Terra Capital Partners again became the managing member of Terra Income Advisors.

The Company’s primary investment objectives are to pay attractive and stable cash distributions and to preserve, protect and return capital contributions to stockholders. The Company’s investment strategy is to use substantially all of the proceeds of the Offering to originate and manage a diversified portfolio consisting of (i) commercial real estate loans to U.S. companies qualifying as “eligible portfolio companies” under the 1940 Act, including mezzanine loans, first and second lien mortgage loans, subordinated mortgage loans, bridge loans and other commercial real estate-related loans related to or secured by high quality commercial real estate in the United States; (ii) preferred equity real estate investments in U.S. companies qualifying as “eligible portfolio companies” under the 1940 Act; and (iii) any other investments that meet the investment objectives of the Company. The Company may also purchase select commercial real estate-related debt securities, such as commercial mortgage-backed securities or collateralized debt obligations. The Company intends to either directly or through an affiliate, structure, underwrite and originate most of its investments, as it believes that doing so will provide it with the best opportunity to invest in loans that satisfy its standards, establish a direct relationship with the borrower and optimize the terms of its investments. The Company may hold its investments until their scheduled maturity dates or may sell them if the Company is able to command favorable terms for their disposition.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), and include the accounts of the Company and its consolidated subsidiaries. The accompanying interim consolidated financial statements of the Company and related financial information have been prepared pursuant to the requirements for reporting on Form 10-Q and Articles 6 or 10 of Regulation S-X. The Company is an investment company, as defined under U.S. GAAP, and applies accounting and reporting guidance in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 946, Financial Services — Investment Companies. The consolidated financial statements reflect all adjustments and reclassifications that, in the opinion of management, are necessary for the fair presentation of the results of operations and financial condition as of and for the periods presented.

Consolidation: As provided under Regulation S-X and ASC Topic 946, the Company will generally not consolidate its investment in a company other than an investment company or controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the accounts of the Company’s wholly-owned subsidiaries that meet the aforementioned criteria in its consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents: The Company considers all highly liquid investments, with original maturities of ninety days or less when purchased, as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Restricted Cash: Restricted cash represents cash held as additional collateral by the Company on behalf of the borrowers related to the investments for the purpose of such borrowers making interest and property-related operating payments. There is a corresponding liability of the same amount on the statements of assets and liabilities called “Interest reserve and other deposits held on investments.”

The following table provides a reconciliation of cash, cash equivalents and restricted cash in the Company’s statements of assets and liabilities to the total amount shown in its statements of cash flows:

	March 31,
	2022	2021
Cash and cash equivalents	$2,697,171	$43,745,204
Restricted cash	283,371	600,098

Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$2,980,542	$44,345,302

Investment Transactions and Investment Income (Expense): The Company records investment transactions on the trade date. Realized gains or losses on dispositions of investments represent the difference between the amortized cost of the investment, based on the specific identification method, and the proceeds received from the sale or maturity (exclusive of any prepayment penalties). Realized gains and losses and changes in unrealized gains and losses are recognized in the consolidated statements of operations. Interest income is accrued based upon the outstanding principal amount and contractual terms of the debt instruments and preferred equity investments. Interest is accrued on a daily basis. Discounts and premiums on investments purchased are accreted or amortized over the expected life of the respective investment using the effective yield method and are included in interest income in the consolidated statements of operations. Loan origination fees and exit fees are capitalized and the Company then amortizes such amounts using the effective yield method as interest income over the life of the investment. Income accrual is generally suspended for investments at the earlier of the date at which payments become 90 days past due or when, in the opinion of the Adviser, recovery of income and principal becomes doubtful. Interest is then recorded on the basis of cash received until accrual is resumed when the investment becomes contractually current and performance is demonstrated to be resumed. The amortized cost of investments represents the original cost adjusted for the accretion of discounts on investments and exit fees, and the amortizations of premiums on investments and origination fees. As prepayment(s), partial or full, occurs on an investment, prepayment income is recognized. All other income is recognized when earned.

The Company may hold debt investments in its portfolio that contain paid-in-kind (“PIK”) interest provisions. The PIK interest, which represents contractually deferred interest that is added to the principal balance that is due at maturity, is recorded on the accrual basis.

Participation Interests: Loan participations from the Company which do not qualify for sale treatment remain on the Company’s statements of assets and liabilities and the proceeds are recorded as obligations under participation agreements. For the investments which participation has been granted, the interest earned on the entire loan balance is recorded within “interest income” and the interest related to the participation interest is recorded within “interest expense from obligations under participation agreements” in the accompanying consolidated statements of operations. Interest expense from obligations under participation agreement is reversed when recovery of interest income on the related loan becomes doubtful. See “Obligations under Participation Agreements” in Note 3 for additional information.

Valuation of Investments: The Company determines the value of its investments on a quarterly basis in accordance with fair value accounting guidance promulgated under U.S. GAAP, which establishes a three-tier hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. These tiers include:

•	Level 1 — observable inputs, such as quoted prices in active markets. Publicly listed equities, debt securities and publicly listed derivatives will be included in Level 1.

•

Level 2 — observable inputs such as for similar securities in active markets and quoted prices for identical securities in markets that are not active. In certain cases, debt and equity securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices, market transactions in comparable investments and various relationships between investments. Investments which are generally expected to be included in this category include corporate bonds and loans, convertible debt indexed to publicly listed securities and certain over-the-counter derivatives.

•

Level 3 — unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions. The inputs into the determination of fair value require significant judgment or estimation.

Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available actively quoted prices or for which fair value can be measured from actively quoted prices, generally, will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires subjective judgment and consideration of factors specific to the investment. The fair values of the Company’s loan investments are determined in good faith by the Board pursuant to the Company’s valuation policy and consistently applied valuation process. It is expected that the Company’s investments will primarily be classified as Level 3 investments. The fair value of the Company’s marketable securities is determined based on quoted prices in an active market and is classified as Level 1 of the fair value hierarchy.

Valuation of Obligations under Participation Agreements: The Company has elected the fair value option under ASC Topic 825, Financial Instruments, relating to accounting for debt obligations at their fair value for obligations under participation agreements which arose due to partial loan sales which did not meet the criteria for sale treatment under ASC Topic 860, Transfers and Servicing. The Company employs the yield approach valuation methodology used for the real-estate related loan investments on its obligations under participation agreements.

Deferred Debt Issuance Costs: The Company records issue discounts and other financing costs related to its debt obligation as deferred debt issuance costs, which are presented as a direct deduction from the carrying value of the related debt liability. These expenses are deferred and amortized using the effective interest method over the stated maturity of the debt obligation.

Stockholder Dividends and Distributions: Dividends and distributions to stockholders, which are determined in accordance with federal income tax regulations, are recorded on the declaration date. The amount to be paid out as a dividend or distribution is approved by the Board. Net realized capital gains, if any, are generally distributed or deemed distributed at least annually. The Company adopted an “opt in” DRIP pursuant to which stockholders may elect to have the full amount of stockholders cash distributions reinvested in additional shares of common stock. Participants in the DRIP are free to elect to participate or terminate participation in the plan within a reasonable time as specified in the plan. For stockholders who have opted in to the DRIP, they have their cash distributions reinvested in additional shares of common stock, rather than receiving the cash distributions.

Pursuant to the DRIP, shares are issued at a price equal to the Company’s most recently disclosed net asset value (“NAV”) per share of its common stock immediately prior to the applicable distribution payment date.

Incentive Fee on Capital Gains: Pursuant to the terms of the Investment Advisory Agreement, the incentive fee on capital gains is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Investment Advisory Agreement). This fee equals 20.0% of the Company’s incentive fee on capital gains, which equals the realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, the Company accrues (but does not pay) for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period. While the Investment Advisory Agreement neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of an American Institute of Certified Public Accountants Technical Practice Aid for investment companies, the Company accrues for this incentive fee to include unrealized gains in the calculation of the capital gains incentive fee expense and related accrued capital gains incentive fee. This accrual reflects the incentive fees that would be payable to Terra Income Advisors if the Company’s entire portfolio were liquidated at its fair value as of the balance sheet date even though Terra Income Advisors is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

Servicing Fee: The Company pays selected dealers a servicing fee at an annual rate of 0.75% of the most recently published NAV per share, excluding shares sold through the DRIP, in exchange for providing certain administrative support services (Note 4) to stockholders such as establishing and maintaining stockholder accounts, customer service support and assisting stockholders in changing account options, account designations and account addresses. The servicing fee is recorded as expense on the statements of operations in the period in which it was incurred.

Income Taxes: The Company elected to be taxed as a REIT under the Code commencing with its short taxable year beginning October 1, 2018 and ending December 31, 2018. In order to qualify as a REIT, the Company is required, among other things, to distribute dividends equal to at least 90% of its REIT net taxable income to the stockholders annually and meet certain tests regarding the nature of its income and assets. To the extent any of the Company’s taxable income was not previously distributed, the Company will make a dividend declaration pursuant to Section 858(a)(1) of the Code, allowing the Company to treat certain dividends that are to be distributed after the close of a taxable year as having been paid during the taxable year. As a REIT, the Company is not subject to U.S. federal income taxes on income and gains distributed to the stockholders as long as certain requirements are satisfied, principally relating to the nature of income and the level of distributions, as well as other factors. If the Company fails to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, the Company will be subject to U.S. federal and state income taxes at regular corporate rates beginning with the year in which it fails to qualify and may be precluded from being able to elect to be treated as a REIT for the Company’s four subsequent taxable years. For the three months ended March 31, 2022 and 2021, the Company satisfied all the requirements for a REIT.

The Company holds certain portfolio company investments through consolidated taxable REIT subsidiaries (“TRSs”). Such subsidiaries may be subject to U.S. federal and state corporate-level income taxes. These consolidated subsidiaries recognize deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences between the tax basis of certain assets and liabilities and the reported amounts included in the accompanying consolidated statements of assets and liabilities using the applicable statutory tax rates in effect for the year in which any such temporary differences are expected to reverse.

The Company did not have any uncertain tax positions that met the recognition or measurement criteria under accounting for income taxes, nor did the Company have any unrecognized tax benefits as of the periods presented herein. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities as income tax expense in its statements of operations. For the three months ended March 31, 2022 and 2021, the

Company did not incur any interest or penalties. Although the Company files federal and state tax returns, its major tax jurisdiction is federal. The Company’s 2017-2020 federal tax years remain subject to examination by the Internal Revenue Service and the state department of revenue.

Use of Estimates: The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of income, expenses and gains and losses during the reporting period. Actual results may ultimately differ from those estimates, and those differences could be material.

The coronavirus (“COVID-19”) pandemic has had a significant impact on local, national and global economies and has resulted in a world-wide economic slowdown. However, after two years of the COVID-19 pandemic, the real estate market has started to recover from the dislocation it experienced. A strong pace of vaccination along with aggressive fiscal stimulus, has improved the outlook for the real estate market. The Company continues to closely monitor the impact of the COVID-19 pandemic on all aspects of its investments and operations. The Company believes the estimates and assumptions underlying its consolidated financial statements are reasonable and supportable based on the information available as of March 31, 2022; however, the extent to which the COVID-19 pandemic may impact the Company’s investments and operations going forward will depend on future developments, which are highly uncertain and cannot be predicted with confidence. These developments include the duration of the outbreak, the impact of the global vaccination effort, any new strains of the virus that are resistant to available vaccines, the impact of government stimulus, new information that may emerge concerning the severity of the COVID-19 pandemic, and actions taken by federal, state and local agencies as well as the general public to contain the COVID-19 pandemic or treat its impact, among others. Accordingly, any estimates and assumptions as of March 31, 2022 are inherently less certain than they would be absent the current and potential impacts of the COVID-19 pandemic.

The consolidated financial statements include loan investments at fair value of $136.6 million and $109.6 million at March 31, 2022 and December 31, 2021, respectively, and obligations under participation agreements at fair value of $5.5 million and $4.9 million at March 31, 2022 and December 31, 2021, respectively. These fair values have been determined in good faith by the Board. Because of the inherent uncertainty of valuation, the determined values may differ significantly from the values that would have been used had a ready market existed for the investments and obligations under participation agreements, and the differences could be material.

Recent Accounting Pronouncements: LIBOR is a benchmark interest rate referenced in a variety of agreements that are used by all types of entities. In July 2017, the U.K. Financial Conduct Authority, which regulates the LIBOR administrator, ICE Benchmark Administration Limited (“IBA”), announced that it would cease to compel banks to participate in setting LIBOR as a benchmark by the end of 2021, which has subsequently been delayed to June 30, 2023. In March 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-04, Reference Rate Reform (Topic 848) — Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). The amendments in ASU 2020-04 provide optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848), which expanded the scope of Topic 848 to include derivative instruments impacted by discounting transition (“ASU 2021-01”). ASU 2020-04 and ASU 2021-01 are effective for all entities through December 31, 2022. The expedients and exceptions provided by the amendments do not apply to contract modifications and hedging relationships entered into or evaluated after December 31, 2022, except for hedging transactions as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. In the event LIBOR is unavailable, the Company’s investment documents provide for a substitute index, on a basis generally consistent with market practice, intended to put the Company in substantially the same economic position as LIBOR. As a result, the Company has not adopted the new ASUs and does not expect the reference rate reform and the adoption of ASU 2020-04 and ASU 2021-01 to have a material impact on its consolidated financial statements and disclosures.

Note 3. Investments and Fair Value

The following tables show the composition of the investment portfolio, at amortized cost and fair value at March 31, 2022 and December 31, 2021, respectively (with corresponding percentage of total portfolio investments):

	March 31, 2022
	Investments at Amortized Cost	Percentage of Amortized Cost	Investments at Fair Value	Percentage of Fair Value
Loans	$69,600,647	51.2%	$70,502,708	51.4%
Loans through participation interest (Note 4)	65,895,748	48.6%	66,133,598	48.3%
Marketable securities	331,987	0.2%	356,404	0.3%

Total	$135,828,382	100.0%	$136,992,710	100.0%

	December 31, 2021
	Investments at Amortized Cost	Percentage of Amortized Cost	Investments at Fair Value	Percentage of Fair Value
Loans	$60,352,932	54.9%	$61,281,259	55.4%
Loans through participation interest (Note 4)	48,780,897	44.4%	48,349,374	43.8%
Marketable securities	789,335	0.7%	879,272	0.8%

Total	$109,923,164	100.0%	$110,509,905	100.0%

Obligations under Participation Agreements

The Company has elected the fair value option relating to accounting for debt obligations at their fair value for its obligations under participation agreements which arose due to partial loan sales which did not meet the criteria for sale treatment. The Company employs the same yield approach valuation methodology used for the real estate-related loan investments on the Company’s obligations under participation agreements. As of March 31, 2022 and December 31, 2021, obligations under participation agreements at fair value was $5.5 million and $4.9 million and the weighted average contractual interest rate on the obligations under participation agreements was 8.5% and 8.3%, respectively. For the three months ended March 31, 2022, the Company transferred $0.6 million of investments to affiliates through participation agreements and did not make any repayments on obligations under participation agreements. For the three months ended March 31, 2021, the Company did not transfer any investments to affiliates through participation agreements and did not make any repayments on obligations under participation agreements.

Valuation Methodology

The fair value of the Company’s investment in preferred stock and common stock within the marketable securities portfolio is determined based on quoted prices in an active market and is classified as Level 1 of the fair value hierarchy. Additionally, the fair value of the Company’s unsecured notes payable is determined based on quoted price in an active market and is also classified as Level 1.

Market quotations are not readily available for the Company’s real estate-related loan investments, all of which are included in Level 3 of the fair value hierarchy, as these investments are valued utilizing a yield approach, i.e. a discounted cash flow methodology to arrive at an estimate of the fair value of each respective investment in the portfolio using an estimated market yield. In following this methodology, investments are evaluated individually, and management takes into account, in determining the risk-adjusted discount rate for each of the Company’s investments, relevant factors, including available current market data on applicable yields of comparable debt/preferred equity instruments; market credit spreads and yield curves; the investment’s yield; covenants of the investment, including prepayment provisions; the portfolio company’s ability to make payments, net operating income and debt service coverage ratio; construction progress reports and construction budget analysis; the nature, quality and realizable value of any collateral (and loan-to-value ratio); the forces that influence the local markets in which the asset (the collateral) is purchased and sold, such as capitalization rates, occupancy rates, rental rates and replacement costs; and the anticipated duration of each real estate-related loan investment.

These valuation techniques are applied in a consistent and verifiable manner to all investments that are categorized within Level 3 of the fair value hierarchy and Terra Income Advisors provides the valuation committee of the Board (which is made up exclusively of independent directors) with portfolio security valuations that are based on this discounted cash flow methodology. Valuations are prepared quarterly, or more frequently as needed, with each asset in the portfolio subject to a valuation prepared by a third-party valuation service at a minimum of once during every 12-month period. The valuation committee reviews the preliminary valuation with Terra Income Advisors and, together with an independent valuation firm, if applicable, responds and supplements the preliminary valuation to reflect any comments provided by the valuation committee. The Board discusses valuations and determines the fair value of each investment in the portfolio in good faith based on various metrics and other factors, including the input and recommendation provided by Terra Income Advisors, the valuation committee and any third-party valuation firm, if applicable.

The following tables present fair value measurements of investments, by major class, as of March 31, 2022 and December 31, 2021, according to the fair value hierarchy:

	March 31, 2022
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Investments:
Loans	$—	$—	$70,502,708	$70,502,708
Loans through participation interest	—	—	66,133,598	66,133,598
Marketable securities	356,404	—	—	356,404

Total Investments	$356,404	$—	$136,636,306	$136,992,710

Obligations under participation agreements	$—	$—	$5,468,476	$5,468,476

	December 31, 2021
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Investments:
Loans	$—	$—	$61,281,259	$61,281,259
Loans through participation interest	—	—	48,349,374	48,349,374
Marketable securities	879,272	—	—	879,272

Total Investments	$879,272	$—	$109,630,633	$110,509,905

Obligations under participation agreements	$—	$—	$4,883,877	$4,883,877

Changes in the Company’s Level 3 investments for the three months ended March 31, 2022 and 2021 were as follows:

	Three Months Ended March 31, 2022
	Loans	Loans Through Participation	Total Loan Investments	Obligations under Participation Agreements
Balance as of January 1, 2022	$61,281,259	$48,349,374	$109,630,633	$4,883,877
Purchases of investments	23,993,279	17,046,542	41,039,821	—
Repayments of investments	(15,000,000)	—	(15,000,000)	—
Net change in unrealized (depreciation) appreciation on investments	(26,266)	669,373	643,107	—
Amortization and accretion of investment-related fees, net	254,436	68,309	322,745	15,272
Proceeds from obligations under participation agreements	—	—	—	581,688
Net change in unrealized depreciation on obligations under participation agreements	—	—	—	(12,361)

Balance as of March 31, 2022	$70,502,708	$66,133,598	$136,636,306	$5,468,476

Net change in unrealized appreciation or depreciation for the period relating to those Level 3 assets that were still held by the Company at the end of the period:
Net change in unrealized appreciation or depreciation on loan investments and obligations under participation agreements	$176,687	$669,370	$846,057	$(12,361)
Balance as of January 1, 2021	$20,209,473	$45,963,805	$66,173,278	$4,293,971
Purchases of investments	—	877,274	877,274	—
Repayments of investments	—	(4,045,158)	(4,045,158)	—
Net change in unrealized (depreciation) appreciation on investments	(30,191)	4,768	(25,423)	—
PIK interest income, net	—	30,694	30,694	—
Amortization and accretion of investment-related fees, net	24,284	50,298	74,582	3,486
Amortization of discount and premium on investments, net	—	—	—	—
Proceeds from obligations under participation agreements	—	—	—	—
Net change in unrealized depreciation on obligations under participation agreements	—	—	—	(5,005)

Balance as of March 31, 2021	$20,203,566	$42,881,681	$63,085,247	$4,292,452

Net change in unrealized appreciation or depreciation for the period relating to those Level 3 assets that were still held by the Company at the end of the period:
Net change in unrealized depreciation or appreciation on loan investments and obligations under participation agreements	$(30,191)	$6,056	$(24,135)	$(5,005)

Transfers between levels, if any, are recognized at the beginning of the period in which transfers occur. For the three months ended March 31, 2022 and 2021, there were no transfers.

Significant Unobservable Inputs

The following table summarizes the significant unobservable inputs used by the Company to value the Level 3 investments as of March 31, 2022 and December 31, 2021. The table is not intended to be all-inclusive, but instead identifies the significant unobservable inputs relevant to the determination of fair values.

March 31, 2022
	Fair Value	Primary Valuation Technique	Unobservable Input	Range		Weighted Average
Asset Category				Minimum	Maximum
Assets:
Loans	$70,502,708	Discounted cash flow	Discount rate	8.45%	15.29%	12.72%
Loans through participation interest	66,133,598	Discounted cash flow	Discount rate	12.37%	15.00%	14.53%

Total Level 3 Assets	$136,636,306

Liabilities:
Obligations under participation agreements	$5,468,476	Discounted cash flow	Discount rate	8.45%	8.45%	8.45%

December 31, 2021
	Fair Value	Primary Valuation Technique	Unobservable Input	Range		Weighted Average
Asset Category				Minimum	Maximum
Assets:
Loans	$61,281,259	Discounted cash flow	Discount rate	8.25%	15.00%	12.58%
Loans through participation interest	48,349,374	Discounted cash flow	Discount rate	12.37%	15.00%	14.40%

Total Level 3 Assets	$109,630,633

Liabilities:
Obligations under participation agreements	$4,883,877	Discounted cash flow	Discount rate	8.25%	8.25%	8.25%

If the weighted average discount rate used to value the Company’s investments were to increase, the fair value of the Company’s investments would decrease. Conversely, if the weighted average discount rate used to value the Company’s investments were to decrease, the fair value of Company’s investments would increase.

Financial Instruments Not Carried at Fair Value

The Company has not elected the fair value option for its unsecured notes payable and term loan payable (Note 5). The table below presents detailed information regarding the unsecured notes payable and term loan payable at March 31, 2022 and December 31, 2021:

		March 31, 2022			December 31, 2021
	Level	Principal Balance	Carrying Value	Fair Value	Principal Balance	Carrying Value	Fair Value
Unsecured notes payable (1)(2)	1	$38,375,000	$36,590,589	$38,989,000	$38,375,000	$36,497,612	$39,403,450
Term loan payable (3)(4)	3	24,000,000	23,224,642	24,000,000	5,000,000	4,170,164	5,000,000

		$62,375,000	$59,815,231	$62,989,000	$43,375,000	$40,667,776	$44,403,450

(1)

Carrying value is net of unamortized issue discount of $1.0 million and $1.0 million, and unamortized deferred financing costs of $0.8 million and $0.9 million as of March 31, 2022 and December 31, 2021, respectively.

(2)

Valuation falls under Level 1 of the fair value hierarchy, which is based on the trading price of $25.40 and $25.67 as of the close of business day on March 31, 2022 and December 31, 2021, respectively.

(3)

Carrying value is net of unamortized issue discount of $0.5 million and $0.6 million, and unamortized deferred financing costs of $0.2 million and $0.2 million as of March 31, 2022 and December 31, 2021, respectively.

(4)	Valuation falls under Level 3 of the fair value hierarchy, which is based on a discounted cash flow model with a discount rate of 5.625%.

Note 4. Related Party Transactions

The Company entered into various agreements with Terra Income Advisors whereby the Company pays and reimburses Terra Income Advisors for certain fees and expenses. Additionally, the Company paid Terra Capital Markets certain fees for providing certain administrative support services.

The following table presents a summary of such fees and reimbursements in accordance with the terms of the related agreements:

	Three Months Ended March 31,
	2022	2021
Amounts Included in the Statements of Operations
Base management fees	$621,818	$476,064
Incentive fees on capital gains (1)	124,641	37,222
Operating expense reimbursement to Adviser (2)	300,190	255,212

(1)

Incentive fees on capital gains are based on 20% of net realized and unrealized capital gains. No incentive fees on capital gains are actually payable by the Company with respect to unrealized gains unless and until those gains are realized.

(2)	Amounts are primarily compensation for time spent supporting the Company’s day-to-day operations.

Due to Related Party

As of March 31, 2022, there was no amount due to related party. As of December 31, 2021, amount due to a related party was $3.1 million, primary related to reserve funding held by the Company on a loan originated by an affiliate. The reserve funding was transferred to the affiliate in February 2022.

Due to / Due from Adviser

The Company determined that it has the right of offset on the amounts due to and due from Terra Income Advisors under the guidance in ASC Topic 210, Balance Sheet. As such, the net amount is presented as Due to Adviser, net on the consolidated statements of assets and liabilities.

The following table presents a summary of Due to Adviser, net as of March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
Due to Adviser:
Base management fee and expense reimbursement payable	$548,162	$551,330
Incentive fees on capital gains (1)	226,801	291,710

	$774,963	$843,040

(1)

Incentive fees on capital gains are based on 20% of accumulated net realized and unrealized capital gains of December 31, 2021, respectively. As of March 31, 2022, the Company recognized a net realized and unrealized capital losses of $1.1 million. As such, no incentive fees on capital gains were payable to the Adviser as of March 31, 2022. No incentive fees on capital gains are actually payable by the Company with respect to unrealized gains unless and until those gains are realized.

Management and Incentive Fee Compensation to Adviser

Pursuant to the Investment Advisory Agreement, Terra Income Advisors is responsible for the Company’s day-to-day operations. Pursuant to the Investment Advisory Agreement, Terra Income Advisors is paid for its services in two components — a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 2.0% of the Company’s average gross assets. The base management fee is payable quarterly in arrears and calculated based on the average value of the Company’s gross assets at the end of the two most recently completed calendar quarters.

The incentive fee consists of two parts. The first part, which is referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon the Company’s “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income is subject to a quarterly hurdle rate, expressed as a rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 2.0% (8.0% annualized), subject to a “catch-up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company’s operating expenses for the quarter (including the base management fee, expenses reimbursed to Terra Income Advisors under the Investment Advisory Agreement and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero-coupon securities), accrued income that the Company has not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The calculation of the subordinated incentive fee on income for each quarter is as follows:

•	No incentive fee is payable to Terra Income Advisors in any calendar quarter in which the Company’s pre-incentive fee net investment income does not exceed the hurdle rate of 2.0% (8.0% annualized);

•

100% of the Company’s pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 2.5% in any calendar quarter (10.0% annualized) is payable to Terra Income

Advisors, all or any portion of which may be waived or deferred in Terra Income Advisors’s discretion. This portion of the pre-incentive fee net investment income (which exceeds the hurdle rate but is less than or equal to 2.5%) is referred to as the “catch-up.” The catch-up provision is intended to provide Terra Income Advisors with an incentive fee of 20.0% on all of the Company’s pre-incentive fee net investment income when the Company’s pre-incentive fee net investment income reaches 2.5% in any calendar quarter; and

•

20.0% of the amount of the Company’s pre-incentive fee net investment income, if any, that exceeds 2.5% in any calendar quarter (10.0% annualized) is payable to Terra Income Advisors once the hurdle rate is reached and the catch-up is achieved.

The second part of the incentive fee, which is referred to as the incentive fee on capital gains, is an incentive fee on capital gains earned on liquidated investments from the portfolio and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). This fee equals 20.0% of the Company’s incentive fee on capital gains, which equals the realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, the Company accrues (but does not pay) for the unrealized capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

Operating Expenses

The Company reimburses Terra Income Advisors for operating expenses incurred in connection with administrative services provided to the Company, including compensation to administrative personnel. The Company does not reimburse Terra Income Advisors for personnel costs in connection with services for which Terra Income Advisors receives a separate fee. In addition, the Company does not reimburse Terra Income Advisors for (i) rent or depreciation, capital equipment or other costs of Terra Income Advisors’s own administrative items, or (ii) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any controlling person of Terra Income Advisors.

Servicing Plan

On September 30, 2017, the Board adopted the servicing plan (the “Servicing Plan”). Pursuant to the Servicing Plan, Terra Capital Markets was entitled to receive a servicing fee at an annual rate of 1.125% of the most recently published NAV per share of the Company’s common stock, of which up to 0.75% is reallowed to selected dealers, in exchange for providing certain administrative support services. With respect to each share sold, excluding shares sold through the DRIP, the servicing fee is payable annually on the anniversary of the applicable month of purchase. The Servicing Plan will remain in effect for so long as such continuance is approved quarterly by the Board, including a majority of the directors who are not “interested persons” as defined in the 1940 Act and who have no direct or indirect financial interest in the operation of the Servicing Plan or in any agreements entered into in connection therewith. In addition, the Board will review all payments made pursuant to the Servicing Plan at least quarterly. The Company will no longer incur the annual servicing fee upon the earlier of (i) the aggregate underwriting compensation from all sources, including selling commissions, dealer manager fees, broker-dealer fees, and servicing fees would exceed 10% of the gross proceeds in the Offering, (ii) with respect to a specific share, the date that such share is redeemed or is no longer outstanding, and (iii) the date, if any, upon which a liquidity event occurs.

On December 23, 2020, Terra Capital Markets assigned to the Company certain of its administration support services and certain obligations under the Dealer Manager Agreement, including making future payments of the previously reallowed servicing fee under the Servicing Plan directly to selected dealers, effectively reducing the servicing fee to 0.75%.

Participation Agreements

The Company may enter into participation agreements with related and unrelated parties, primarily other affiliated funds of Terra Income Advisors. The participation agreements provide the Company with the opportunity to invest along the same terms, conditions, price and rights in the specified investment. The purpose of the participation agreements is to allow the Company and an affiliate to originate a specified investment when, individually, the Company does not have the liquidity to do so or to achieve a certain level of portfolio diversification. The Company may transfer portions of its investments to other participants or it may be a participant to an investment held by another entity.

ASC Topic 860, Transfers and Servicing (“ASC 860”), establishes accounting and reporting standards for transfers of financial assets. ASC 860-10 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Company has determined that the participation agreements it enters into are accounted for as secured borrowings under ASC Topic 860 (see “Participation Interests” in Note 2 and “Obligations under Participation Agreements” in Note 3).

Participation interest purchased by the Company: The below tables list the investment interests participated by the Company via participation agreement (each, a “PA”) as of March 31, 2022 and December 31, 2021. In accordance with the terms of each PA, each participant’s rights and obligations, including interest income and other income (e.g., exit fee and prepayment income) and related fees/expenses are based upon its respective pro-rata participation interest in such investments, as specified in the respective PA. The Company’s share of the investment is repayable only from the proceeds received from the related borrower/issuer of the investment, and therefore the Company is also subject to the credit risk (i.e., risk of default by the underlying borrower/issuer).

Pursuant to each PA, the affiliated fund receives and allocates the interest income and other related investment incomes in respect of the investment to the Company. The Company pays related expenses (i.e., the base management fee) directly to Terra Income Advisors.

	March 31, 2022			December 31, 2021
	Participating Interests	Principal Balance	Fair Value	Participating Interests	Principal Balance	Fair Value
370 Lex Part Deux, LLC (1)	35.0%	21,204,069	20,592,325	35.0%	21,004,423	20,250,306
Havemeyer TSM LLC (2)	23.0%	8,078,750	8,158,876	23.0%	6,808,000	6,874,428
Post Brothers Holdings LLC (1)(3)	71.4%	15,000,000	15,478,888	—%	—	—
RS JZ Driggs, LLC (1)	50.0%	8,469,798	8,552,201	50.0%	7,806,257	7,877,552
William A. Shopoff & Cindy I. Shopoff (1)	53.0%	13,237,500	13,351,308	53.0%	13,237,500	13,347,088

Total		$65,990,117	$66,133,598		$48,856,180	$48,349,374

(1)	The loan is held in the name of Terra Property Trust, Inc., an affiliated entity managed by a subsidiary of Terra Capital Partners.
(2)	The loan is held in the name of Mavik Real Estate Special Opportunities Fund REIT, LLC.
(3)	In March 2022, the loan originated by the Company to this borrower was repaid in full. Subsequently, the Company acquired a portion of this loan through a participation agreement.

Transfers of participation interests by the Company: The following table summarizes the investments that were subject to PAs with investment partnerships affiliated with Terra Income Advisors as of March 31, 2022 and December 31, 2021:

			March 31, 2022
			Transfers treated as obligations under participation agreements
	Principal	Fair Value	% Transferred	Principal	Fair Value
Hillsborough Owners LLC (1)	$18,148,988	$18,228,257	30.0%	$5,444,696	$5,468,476

			December 31, 2021
			Transfers treated as obligations under participation agreements
	Principal	Fair Value	% Transferred	Principal	Fair Value
Hillsborough Owners LLC (1)	$16,210,029	$16,279,593	30.0%	$4,863,009	$4,883,877

(1)	Participant is Terra Property Trust, Inc.

Co-investment

As a BDC, the Company is subject to certain regulatory restrictions in making its investments. For example, the Company may be prohibited under the 1940 Act from knowingly participating in certain transactions with its affiliates without the prior approval of its Board who are not interested persons and, in some cases, prior approval by the SEC. The SEC has granted the Company exemptive relief permitting it, subject to satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with certain affiliates of Terra Income Advisors, including Terra Secured Income Fund, LLC, Terra Secured Income Fund 2, LLC, Terra Secured Income Fund 3, LLC, Terra Secured Income Fund 4, LLC, Terra Secured Income Fund 5, LLC, Terra Secured Income Fund 5 International, Terra Income Fund International and Terra Secured Income Fund 7, LLC, Terra Property Trust, Inc. and any future BDC or closed-end management investment company that is registered under the 1940 Act and is advised by Terra Income Advisors or its affiliated investment advisers (the “Co-Investment Affiliates”). However, the Company will be prohibited from engaging in certain transactions with its affiliates even under the terms of this exemptive order. The Company believes this relief will not only enhance its ability to further its investment objectives and strategy, but may also increase favorable investment opportunities for the Company, in part by allowing the Company to participate in larger investments, together with its Co-Investment Affiliates, than would be available to the Company if it had not obtained such relief.

Note 5. Debt

Senior Unsecured Notes

On February 10, 2021, the Company issued $34.8 million in aggregate principal amount of 7.00% fixed-rate notes due 2026, for net proceeds of $33.7 million after deducting underwriting commissions of $1.1 million. On February 26, 2021, the underwriters exercised the option to purchase an additional $3.6 million of the notes for net proceeds of $3.5 million, after deducting underwriting commissions of $0.1 million. Interest on the notes is paid quarterly in arrears every March 30, June 30, September 30 and December 30, at a rate of 7.00% per year, beginning June 30, 2021. The notes mature on March 31, 2026. The notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after February 10, 2023. In connection with the issuance of the notes, the Company incurred deferred financing costs totaling $1.0 million, to be amortized to interest expense over the term of the notes.

In accordance with the 1940 Act, the Company is allowed to borrow amounts such that its asset coverage, calculated pursuant to the 1940 Act, is at least 200% after such borrowing. Additionally, under the Indenture between the Company and the trustee, the Company is required to maintain a minimum asset coverage ratio of 200%. As of March 31, 2022 and December 31, 2021, the Company’s asset coverage ratio was 206.0% and 247.0%, respectively As such, the Company was in compliance with the asset coverage ratio requirement under the Indenture as well as the 1940 Act.

For the three months ended March 31, 2022 and 2021, the components of interest expense were as follows:

	Three Months Ended March 31,
	2022	2021
Stated interest expense	$671,562	$359,698
Amortization of issue discount	50,850	33,000
Amortization of financing costs	42,127	21,519

Total interest expense	$764,539	$414,217

Weighted average debt outstanding	$38,375,000	$20,675,000
Cash paid for interest expense	$671,562	$—
Stated interest rate	7.00%	7.00%
Effective interest rate (1)	7.63%	7.63%

(1)	The effective interest rate of the debt component is equal to the stated interest rate plus the amortization of issue discount.

Term Loan

On April 9, 2021, the Company, as borrower, entered into a credit agreement (the “Credit Agreement”) with Eagle Point Credit Management LLC, as the administrative agent and collateral agent (“Eagle Point”), and certain funds and accounts managed by Eagle Point, as lenders (in such capacity, collectively, the “Lenders”). The Credit Agreement provides for (i) a delayed draw term loan to the Company of $25.0 million (the “Term Loan”) and (ii) additional incremental loans in a minimum amount of $1.0 million and multiples of $0.5 million in excess thereof, which may be approved by a Lender in its sole discretion (“Incremental Loans,” and together with the Term Loan, the “Loans”).

The scheduled maturity date of the Loans is April 9, 2025. The Loans bear interest on the outstanding principal amount thereof at a rate equal to 5.625% per annum; provided that if at any time the Company is rated below investment grade, the interest rate shall increase to 6.625% until the rating is no longer below investment grade. In connection with the entry into the Credit Agreement, the Company also agreed to pay Eagle Point an upfront fee in an amount equal to 2.50% of the loan commitment amount on the initial borrowing date as described in the Credit Agreement. The Company also pays, with respect to any unused portion of the Term Loan, a commitment fee of 0.75% per annum.

In connection with entering into the Credit Agreement, the Company incurred deferred financing costs totaling $0.3 million, to be amortized to interest expense over the term of the Term Loan. On August 31, 2021, the Company made an initial draw on the Term Loan of $5.0 million and incurred an upfront fee of $0.6 million, which was deducted from proceeds from borrowings under the Term Loan. The discount will be amortized to interest expense over the term of the Term Loan. For the three months ended March 31, 2022, the Company drew down an additional $19.0 million on the Term loan. As of March 31, 2022 and December 31, 2021, the amount outstanding under the Term Loan was $24.0 million and $5.0 million, respectively. In April 2022, the Company drew down on the remaining $1.0 million.

The Company may prepay any Loan, in whole or in part, together with all accrued but unpaid interest thereon, upon at least 30 but not more than 60 days’ prior notice to the Agent. If the Company elects to make such prepayments prior to October 9, 2023, the Company will also be required to pay a make whole premium, being the present value at such date of (1) the principal amount being prepaid of such Loan, plus (2) all remaining required interest payments due on the principal amount being prepaid of such Loan through the maturity date (excluding accrued but unpaid interest to the date on which the make whole premium becomes owed), computed using a discount rate equal to the applicable U.S. Treasury rate (as set forth in the Credit Agreement) plus 50 basis points, over (B) the principal amount being prepaid of such Loan; provided that the make whole premium may in no event be less than zero.

In connection with its entry into the Credit Agreement, the Company also entered into a security agreement (the “Security Agreement”), by and among the Company, as grantor, and Eagle Point, as administrative agent, for the benefit of the Lenders, their affiliates and Eagle Point as the secured parties thereunder. Pursuant to the Security Agreement, the Company pledged substantially all of its now owned and hereafter acquired property as security for the obligations of the Company under the Credit Agreement, subject to certain limitations and restrictions set forth in the Security Agreements.

The Credit Agreement contains customary representations, warranties, reporting requirements, borrowing conditions and affirmative, negative and financial covenants, including REIT status requirements and minimum asset coverage ratio requirements. As of March 31, 2022 and December 31, 2021, the Company was in compliance with these covenants. The Credit Agreement also includes usual and customary events of default and remedies for credit agreements of this nature. Events of default under the Credit Agreement include, but are not limited to: (i) the failure by the Company to make any payments when due under the Credit Agreement; (ii) the failure of the Company to perform or observe any term, covenant or agreement under the Credit Agreement or any other loan document, subject to applicable cure periods; (iii) an event of default on other material indebtedness of the Company; (iv) the bankruptcy or insolvency of the Company; and (v) judgments and attachments, with customary limits and grace periods, against the Company or its property. In addition, the Loans are subject to mandatory prepayment, at the option of each Lender, upon a change in control of the Company (as defined by the Credit Agreement).

For the three months ended March 31, 2022 and 2021 , the components of interest expense were as follows:

	Three Months Ended March 31,
	2022	2021
Stated interest expense	$196,328	$—
Amortization of issue discount	36,752	—
Amortization of financing costs	17,726	—
Unused fee	20,698	—

Total interest expense	$271,504	$—

Weighted average debt outstanding	$14,172,222	$—
Cash paid for interest expense	$217,026	$—
Stated interest rate	5.625%	—%
Effective interest rate (1)	6.25%	—%

(1)	The effective interest rate of the debt component is equal to the stated interest rate plus the amortization of issue discount.

Note 6. Commitments and Contingencies

Impact of COVID-19

The full extent of the impact of the COVID-19 pandemic on the global economy generally, and the Company’s business in particular, will depend on future developments, which are highly uncertain and cannot be predicted with confidence. As of March 31, 2022, no contingencies have been recorded on the Company’s balance sheet as a result of the COVID-19 pandemic, however as the pandemic continues, it may have long-term impacts on the Company’s financial condition, results of operations, and cash flows. Refer to Note 2 for further discussion of the COVID-19 pandemic.

Funding Commitments

In the ordinary course of business, the Company may enter into future funding commitments, which are subject to the borrower meeting certain performance-related metrics that are monitored by the Company. As of March 31, 2022 and December 31, 2021, the Company had $6.0 million and $14.9 million of unfunded commitments, respectively. The Company maintained sufficient cash on hand to fund such unfunded commitments, including matching these commitments with principal repayments on outstanding loans.

Other

The Company enters into contracts that contain a variety of indemnification provisions. The Company’s maximum exposure under these arrangements is unknown; however, the Company has not had prior claims or losses pursuant to these contracts. Management of Terra Income Advisors has reviewed the Company’s existing contracts and expects the risk of loss to the Company to be remote.

The Company is not currently subject to any material legal proceedings and, to the Company’s knowledge, no material legal proceedings are threatened against the Company. From time to time, the Company may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Company’s rights under contracts with its portfolio companies. While the outcome of any legal proceedings cannot be predicted with certainty, the Company does not expect that any such proceedings will have a material adverse effect upon its financial condition or results of operations.

See Note 4. “Related Party Transactions”, for a discussion of the Company’s commitments to Terra Income Advisors.

Note 7. Income Taxes

The Company elected to be taxed as a REIT under the Code commencing with its short taxable year beginning October 1, 2018 and ending December 31, 2018. In order to qualify as a REIT, the Company is required, among other things, to distribute dividends equal to at least 90% of its REIT net taxable income to the stockholders annually and meet certain tests regarding the nature of its income and assets. Because federal income tax regulations differ from U.S. GAAP, distributions in accordance with tax regulations may differ from net investment for financial reporting purposes. Differences may be permanent or temporary in nature. Permanent differences are reclassified among capital accounts in the consolidated financial statements to reflect their tax character. Differences in classification may also result from the treatment of short-term gains as ordinary income for tax purposes.

Taxable income generally differs from net increase in net assets resulting from operations for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses and generally excludes unrealized appreciation (depreciation) on investments as investment gains and losses are not included in taxable income until they are realized.

The following table reconciles net increase in net assets resulting from operations to taxable income:

	Three Months Ended March 31,
	2022	2021
Net increase in net assets resulting from operations	$1,535,242	$739,880
Net change in unrealized appreciation on investments	(577,587)	(181,105)
Net change in unrealized depreciation on obligations under participation agreements	(12,361)	(5,005)
Incentive fees on capital gains	124,641	37,222
Income tax expense	439,653	—
Other temporary differences (1)	(86,559)	(73,814)

Total taxable income (2)	$1,423,029	$517,178

(1)	Other temporary differences primarily related to capitalization and amortization of transaction-related fees.
(2)	Amount for the three months ended March 31, 2022 included $1.1 million of taxable income attributable to the TRS described below.

Taxable REIT Subsidiary

The Company holds certain portfolio company investments through consolidated taxable REIT subsidiaries. Such subsidiaries may be subject to U.S. federal and state corporate-level income taxes. These consolidated subsidiaries recognize deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences between the tax basis of certain assets and liabilities and the reported amounts included in the accompanying consolidated statements of assets and liabilities using the applicable statutory tax rates in effect for the year in which any such temporary differences are expected to reverse. As of March 31, 2022 and December 31, 2021, the Company had one TRS which the Company formed to hold secured and unsecured credit facilities.

For the three months ended March 31, 2022, pre-tax income attributable to the TRS was $1.4 million. Based on the effective income tax rate of 30.5%, the provision for income tax for the TRS was $0.4 million. Additionally, for the three months ended March 31, 2022, the Company had temporary differences between the tax basis and book basis of certain assets and liabilities totaling $0.4 million, resulting in a deferred tax liability, net of a deferred tax asset, and corresponding provision for deferred income tax of $0.1 million. The Company has not provided a valuation allowance for the deferred tax asset because the Company expects the deferred tax asset to be realized in future periods. There was no such provision for income tax for the three months ended March 31, 2021 because the TRS was formed in the third quarter of 2021.

Source of Distribution

The following table reflects, for tax purposes, the estimated sources of the cash distributions that the Company has paid on its common stock:

	Three Months Ended March 31,
	2022		2021
Source of Distribution	Distribution Amount (1)%		Distribution Amount (1)%
Return of capital	$341,094	37.6%	$423,768	45.0%
Net investment income	566,138	62.4%	517,178	55.0%

Distributions on a tax basis:	$907,232	100.0%	$940,946	100.0%

(1)	The Distribution Amount and Percentage reflected are estimated figures. The actual source of distributions is calculated in connection with the filing of the Company’s tax return.

As of March 31, 2022 and 2021, the Company did not have differences between amortized cost basis and tax basis cost of investments.

Note 8. Directors’ Fees

The Company’s directors who do not serve in an executive officer capacity for the Company or Terra Income Advisors are entitled to receive annual cash retainer fees, fees for attending board and committee meetings and annual fees for serving as a committee chairperson. These directors receive an annual fee of $20,000, plus $2,500 for each board meeting attended in person, $1,000 for each board meeting attended via teleconference and $1,000 for each committee meeting attended. In addition, the chairman of the audit committee receives an annual fee of $7,500 and the chairman of each of the nominating and corporate governance and the valuation committees, and any other committee, receives an annual fee of $2,500 for their additional services. For each of the three months ended March 31, 2022 and 2021, the Company recorded $0.03 million of directors’ fees expense.

The Company will also reimburse each of the above directors for all reasonable and authorized business expenses in accordance with the Company policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and each committee meeting not held concurrently with a board meeting.

The Company does not pay compensation to the directors who also serve in an executive officer capacity for the Company or Terra Income Advisors.

Note 9. Capital

As of March 31, 2022, the Company had 8,102,167 shares of common stock outstanding.

Share Repurchase Program

The Company implemented a share repurchase program whereby every quarter the Company offers to repurchase up to 2.5% of the weighed-average number of shares outstanding in the prior calendar year at a price per share equal to the most recently disclosed NAV per share of its common stock immediately prior to the date of repurchase. The purpose of the share repurchase program is to provide stockholders with liquidity, because there is otherwise no public market for the Company’s common stock. In addition, the Board may amend, suspend or terminate the share repurchase program upon 30 days’ notice. On March 25, 2020, the Board unanimously approved the suspension of the operation of the share repurchase program, effective as of April 30, 2020. On May 11, 2021, the Board unanimously approved the resumption of the share repurchase program effective as of June 30, 2021. On March 30, 2022, the Board unanimously approved the suspension of the operation of the share repurchase program, effective as of April 30, 2022. The share repurchase program will remain suspended until such time as the Board approves its resumption.

The following table provides information with respect to the repurchases of the Company’s common stock for the year ended December 31, 2021. There were no shares repurchased for the three months ended March 31, 2022.

Period	Total Number of Shares Repurchased	Average Price Paid per Share	Maximum Number of Shares Allowed to be Repurchased
Year Ended December 31, 2021:
Three Months Ended March 31, 2021	—	—	—
Three Months Ended June 30, 2021	682	$9.07	—
Three Months Ended September 30, 2021 (1)(2)	209,978	$9.03	207,656
Three Months Ended December 31, 2021 (3)(4)	208,904	$9.00	207,656

(1)

A total of 846,743 shares were validly tendered and not withdrawn, an amount that exceeded the maximum number of shares the Company offered to purchase. In accordance with the terms of the tender offer, the Company purchased on a pro rata basis a total of 207,646 shares validly tendered and not withdrawn. Approximately 24.5% of the number of shares tendered by each stockholder who participated in the tender offer was repurchased by the Company.

(2)

Subsequent to the close of the tender offer, the Company discovered an administrative error in which a tender request was not processed. The Company honored the tender request in October and accordingly another 2,332 shares were repurchased.

(3)

A total of 653,098 shares were validly tendered and not withdrawn, an amount that exceeded the maximum number of shares the Company offered to purchase. In accordance with the terms of the tender offer, the Company purchased on a pro rata basis a total of 207,652 shares validly tendered and not withdrawn. Approximately 31.8% of the number of shares tendered by each stockholder who participated in the tender offer was repurchased by us.

(4)

Subsequent to the close of the tender offer, the Company discovered an administrative error in which two tender requests were not processed. The Company honored the tender requests in January 2022 and accordingly another 1,252 shares were repurchased.

Note 10. Net Increase in Net Assets

Income per share is computed by dividing income available to common stockholders by the weighted average number of shares outstanding during the period. Other potentially dilutive shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis. As of March 31, 2022 and December 31, 2021, there were no dilutive shares.

The following information sets forth the computation of the weighted average net increase in net assets per share from operations for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
Basic	2022	2021
Net increase in net assets resulting from operations	$1,535,242	$739,880
Weighted average common shares outstanding	8,086,765	8,405,272
Net increase in net assets per share resulting from operations	$0.19	$0.09

Note 11. Distributions

Distributions from net investment income and capital gain distributions are determined in accordance with U.S. federal income tax regulations, which differ from U.S. GAAP.

The following table reflects the Company’s distributions for the three months ended March 31, 2022 and 2021:

Record Date	Payment Date	Per Share Per Day	Distributions Paid in Cash	Distributions Paid through the DRIP	Total Distributions Paid/Accrued
Three Months Ended March 31, 2022
January 26, 2022	January 31, 2022	0.001247	238,677	$73,512	$312,189
February 23, 2022	February 28, 2022	0.001247	216,361	65,899	282,260
March 28, 2022	March 31, 2022	0.001247	240,331	72,452	312,783

			$695,369	$211,863	$907,232

Record Date	Payment Date	Per Share Per Day	Distributions Paid in Cash	Distributions Paid through the DRIP	Total Distributions Paid/Accrued
Three Months Ended March 31, 2021
January 28, 2021	January 31, 2021	$0.001239	$241,041	$81,397	$322,438
February 25, 2021	February 28, 2021	0.001239	219,664	73,721	293,385
March 26, 2021	March 31, 2021	0.001247	244,162	80,961	325,123

			$704,867	$236,079	$940,946

Note 12. Financial Highlights

The following is a schedule of financial highlights for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
	2022	2021
Per share data:
Net asset value at beginning of period	$9.11	$9.07
Results of operations (1):
Net investment income	0.11	0.07
Net change in unrealized appreciation on investments	0.08	0.02
Net realized gain on investments	—	—
Net change in unrealized depreciation on obligations under participation agreements (2)	—	—

Net increase in net assets resulting from operations	0.19	0.09

Stockholder distributions (3):
Distributions from return of capital	(0.04)	(0.05)
Distributions from net investment income	(0.07)	(0.06)

Net decrease in net assets resulting from stockholder distributions	(0.11)	(0.11)

Net asset value, end of period	$9.19	$9.05

Shares outstanding at end of period	8,102,167	8,422,203
Total return (4)	2.14%	1.00%

Ratio/Supplemental data:
Net assets, end of period	$74,426,517	$76,210,745
Ratio of net investment income to average net assets (5)	5.51%	3.10%
Ratio of operating expenses to average net assets (5)(6)(7)	17.15%	9.46%
Portfolio turnover	12.45%	5.73%

(1)	The per share data was derived by using the weighted average shares outstanding during the applicable period.
(2)	The impact on net asset value was approximately $0.002 and $0.001 for the three months ended March 31, 2022 and 2021, respectively.
(3)	The per share data for distributions reflects the actual amount of distributions declared per share during the period.
(4)

Total return is calculated assuming a purchase of shares of common stock at the current net asset value on the first day and a sale at the current net asset value on the last day of the periods reported. Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the DRIP. The total return does not consider the effect of any selling commissions or charges that may have been incurred in connection with the sale of shares of our common stock.

(5)	These ratios are calculated using annualized net investment income and operating expenses.
(6)

Excluding the (reversal on incentive fees) incentive fees on capital gains for the three months ended March 31, 2022 and 2021, the ratio of operating expenses to average net assets was 16.98% and 9.41%, respectively.

(7)	Excluding accrued incentive fees on capital gains and interest expense on debt, the ratio of operating expenses to average net assets was 10.6% for the three months ended March 31, 2022.

Note 13. Subsequent Events

The management of the Company has evaluated events and transactions through the date the consolidated financial statements were issued and has determined that there are no material events other than the one below that would require adjustment to or disclosure in the Company’s consolidated financial statements.

On May 2, 2022, the Company, Terra Property Trust, Inc. (“Terra REIT”), Terra Merger Sub, LLC, a wholly owned subsidiary of Terra REIT (“Merger Sub”), Terra Income Advisors, LLC and Terra REIT Advisors, LLC, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, the Company will be merged with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of Terra REIT, subject to the terms and conditions set forth in the Merger Agreement.

Under the terms of the Merger Agreement, each outstanding share of common stock of the Company will be automatically canceled and converted into the right to receive (i) 0.595 shares (as may be adjusted in accordance with the Merger Agreement) of the newly designated Class B common stock, par value $0.01 per share, of Terra REIT (“Class B Common Stock”) and (ii) cash in lieu of any fractional shares of Class B Common Stock otherwise issuable. Except with respect to conversion, the shares of Class B Common Stock issued in the merger will have dividend, distribution and other rights identical to those of the existing shares of common stock of Terra REIT. The shares of Class B Common Stock will automatically convert into an equal number of shares of Terra REIT’s newly designated Class A common stock, par value $0.01 per share (“Class A Common Stock”), on specified dates following any listing of shares of Class A Common Stock for trading on a national securities exchange, subject to certain conditions.

The transaction is expected to drive increased efficiency for the combined company while expanding the scale and diversification of its portfolio. In addition to enhancing access to capital markets and increasing liquidity options for current and future stockholders, the combination positions Terra REIT for long-term, sustainable growth and success.

Upon the closing of the merger, Terra REIT’s existing stockholders are expected to own approximately 80.2% of the combined company’s common stock, while former stockholders of the Company are expected to own approximately 19.8% of the combined company’s common stock. In the event of a termination of the Merger Agreement under specified circumstances, the Company will be required to pay Terra REIT a termination fee of approximately $2.6 million, with a lower fee of approximately $1.1 million payable upon a termination by the Company to enter into a definitive agreement within 60 days of execution of the Merger Agreement with a person who submits a qualified acquisition proposal within 30 days of execution of the Merger Agreement.

The merger is expected to close during the third quarter of 2022, subject to the required approvals by the Company’s stockholders and other customary closing conditions. There can be no assurances that the merger will close.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The information contained in this section should be read in conjunction with our unaudited consolidated financial statements and related notes thereto and other financial information included elsewhere in this quarterly report on Form 10-Q. In this report, “we,” “us” and “our” refer to Terra Income Fund 6, Inc.

FORWARD-LOOKING STATEMENTS

Some of the statements in this quarterly report on Form 10-Q constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this quarterly report on Form 10-Q may include, but are not limited to, statements as to:

•	our future operating results;

•

the potential negative impacts of the ongoing coronavirus (“COVID-19”) pandemic on the global economy and the impacts of COVID-19 on our financial condition, results of operations, liquidity and capital resources and business operations;

•	actions that may be taken by governmental authorities to contain the ongoing COVID-19 pandemic or to treat its impact;

•	our business prospects and the prospects of our portfolio companies;

•	the impact of the investments that we expect to make;

•	the ability of our portfolio companies to achieve their objectives;

•	our current and expected financings and investments;

•	the adequacy of our cash resources, financing sources and working capital;

•	the timing and amount of cash flows, distributions and dividends, if any, from our portfolio companies;

•	our contractual arrangements and relationships with third parties;

•

actual and potential conflicts of interest with any of the following affiliated entities: Terra Income Advisors, LLC (“Terra Income Advisors”), our investment adviser; Terra Capital Partners, LLC (“Terra Capital Partners”), our sponsor; Terra REIT Advisors, LLC, a subsidiary of Terra Capital Partners; Terra Fund Advisors, LLC, an affiliate of Terra Capital Partners; Terra JV, LLC, Terra Secured Income Fund 5, LLC, Terra Secured Income Fund 5 International, Terra Income Fund International and Terra Secured Income Fund 7, LLC, (collectively, the “Terra Income Funds”); Terra Property Trust Inc (“Terra Property Trust”); Terra Offshore Funds REIT, LLC; Mavik Real Estate Special Opportunities Fund, LP; or any of their affiliates;

•	the dependence of our future success on the general economy and its effect on our investments;

•	our use of financial leverage;

•	the ability of Terra Income Advisors to locate suitable investments for us and to monitor and administer our investments;

•	the ability of Terra Income Advisors or its affiliates to attract and retain highly talented professionals;

•

our ability to elect to be taxed as, and maintain thereafter, our qualification as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”) and as a business development company under the Investment Company Act of 1940;

•	the effect of changes to tax legislation and our tax position; and

•	the tax status of the enterprises in which we invest.

In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this quarterly report on Form 10-Q involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward- looking statements for any reason, including the factors set forth as “Risk Factors” in our Annual Report on Form 10-K. Other factors that could cause actual results to differ materially include:

•	changes in the economy;

•	risks associated with possible disruption in our operations or the economy generally due to terrorism or natural disasters; and

•	future changes in laws or regulations and conditions in our operating areas.

We have based the forward-looking statements included in this quarterly report on Form 10-Q on information available to us on the date of this quarterly report on Form 10-Q. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. Stockholders are advised to consult any additional disclosures that we may make directly to stockholders or through reports that we may file in the future with the Securities and Exchange Commission (the “SEC”), including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward-looking statements and projections contained in this quarterly report on Form 10-Q are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Overview

We were incorporated under the general corporation laws of the State of Maryland on May 15, 2013 and commenced operations on June 24, 2015. Prior to June 24, 2015, we had no operations except for matters relating to our organization and registration. We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), and previously elected to be taxed for federal income tax purposes, beginning with our taxable year ended September 30, 2015, and qualified annually thereafter, as a regulated investment company (“RIC”) under Subchapter M of the Code. On December 31, 2018, we announced our intention to change our tax election from taxation as a RIC to taxation as a REIT. The REIT tax election allows us to benefit from the preferential tax treatment afforded to RICs and REITs without us being subject to RIC-specific diversification restrictions. We elected to be taxed as a REIT under the Code commencing with our short taxable year beginning October 1, 2018 and ending December 31, 2018 and believe we have operated so as to qualify to be taxed as a REIT under Subchapter M of the Code. Concurrent with the change in tax election, we changed our fiscal year end from September 30 to December 31 to satisfy the REIT requirement.

Our investment activities are externally managed by Terra Income Advisors and supervised by our board of directors (the “Board”), a majority of whom are independent. Under the investment advisory and administration services agreement (the “Investment Advisory Agreement”), we have agreed to pay Terra Income Advisors an annual base management fee based on our average quarterly gross assets, as well as incentive fees based on our performance. We are also responsible for future payments of the servicing fee to selected dealers under the servicing plan (the “Servicing Plan”) as a result of the assignment of certain administrative functions and other obligations under the second amended and restated dealer manager agreement (the “Dealer Manager Agreement”) between the Company and Terra Capital Markets, LLC (“Terra Capital Markets”) and related selected dealer agreements to us. See “ — Investment Advisory Agreement and Servicing Plan” below.

On April 1, 2021, Mavik Capital Management, LP (“Mavik”), an entity controlled by Vikram S. Uppal, our Chief Executive Officer, completed a series of related transactions that resulted in all of the outstanding interests in Terra Capital Partners being acquired by Mavik for a combination of cash and interests in Mavik (the “Recapitalization”). Following the series of transactions described below, Terra Income Advisors is ultimately controlled by Mavik.

Prior to the Recapitalization, Terra Capital Partners was the immediate parent and managing member of Terra Income Advisors, and was ultimately controlled by Axar Real Estate Capital Group LLC (the “Axar RE Manager”). In connection with the Recapitalization, Axar RE Manager assumed direct control of Terra Income Advisors by becoming its manager. Thus, the same parties that controlled Terra Income Advisors prior to the consummation of the Recapitalization maintained control of Terra Income Advisors, and by the terms of the Recapitalization continued to do so until a new investment advisory and administrative services agreement between us and Terra Income Advisors was approved by the affirmative vote of a majority of the outstanding shares of common stock entitled to vote at our 2021 annual meeting of stockholders on September 22, 2021. Subsequent to the approval of the Investment Advisory Agreement, Axar RE Manager ceased to be the manager of Terra Income Advisors and Terra Capital Partners again became the managing member of Terra Income Advisors.

Our primary investment objectives are to pay attractive and stable cash distributions and to preserve, protect and return capital contributions to stockholders. Our investment strategy is to originate and manage a diversified portfolio consisting of (i) commercial real estate loans to U.S. companies qualifying as “eligible portfolio companies” under the 1940 Act, including mezzanine loans, first and second lien mortgage loans, subordinated mortgage loans, bridge loans and other commercial real estate-related loans related to or secured by high quality commercial real estate in the United States and (ii) preferred equity real estate investments in U.S. companies qualifying as “eligible portfolio companies” under the 1940 Act. We may also purchase select commercial real estate-related debt securities, such as commercial mortgage backed securities or collateralized debt obligations.

The level of our investment activity depends on many factors, including the amount of debt and equity capital available to prospective borrowers, the level of refinancing activity for such companies, the availability of credit to finance transactions, the general economic environment and the competitive environment for the types of investments we make. Our distributions may exceed our earnings. Therefore, portions of the distributions that we make may represent a return of capital to investors for tax purposes, which will lower investors’ tax basis in their shares.

The COVID-19 pandemic has had a significant impact on local, national and global economies and has resulted in a world-wide economic slowdown. While certain economies have exhibited growth since 2020, the economic recovery will continue to be impacted by reductions and restrictions in economic activity resulting from increased COVID-19 cases. We continue to closely monitor the impact of the COVID-19 pandemic on all aspects of our investments and operations. The extent to which the COVID-19 pandemic may impact our investments and operations going forward will depend on future developments, which are highly uncertain and cannot be predicted with confidence. These developments include the duration of the outbreak, the impact of the global vaccination effort, new strains of the virus that are resistant to available vaccines, new information that may emerge concerning the severity of COVID-19, and actions taken by federal, state and local agencies as well as the general public to contain COVID-19 or treat its impact, among others.

Revenues

We generate revenue primarily in the form of interest on the debt securities that we hold. We make debt investments that bear interest at fixed and floating rates. Interest on debt securities is generally payable monthly. The principal amount of the debt securities and any accrued but unpaid interest generally become due at the maturity date. In addition, we may generate revenue in the form of exit fees payable upon repayment of the loans we hold, origination fees for loans we originate, commitment and other fees in connection with transactions, all of which are recorded as interest income. As prepayment(s), partial or full, occurs on an investment, prepayment income is recognized. Preferred returns earned on any preferred equity investments, if any, is recognized on an accrual basis to the extent that we expect to collect such amounts.

Expenses

Our primary operating expenses include interest expense on unsecured notes payable, interest expense from obligations under participation agreements, professional fees, payment of fees and reimbursement of expenses to Terra Income Advisors and other expenses necessary for our operations. We bear other expenses, which include, among other things:

•	the cost of calculating our net asset value (“NAV”), including the related fees and cost of any third-party valuation services;

•	the cost of effecting sales and repurchases of shares of our common stock and other securities;

•	fees payable to third parties relating to, or associated with, monitoring our financial and legal affairs;

•	making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;

•	interest payable on debt, if any, incurred to finance our investments;

•	transfer agent and custodial fees;

•	fees and expenses associated with marketing efforts;

•	servicing fees;

•	federal and state registration fees;

•	federal, state and local taxes;

•	independent directors’ fees and expenses, including travel expenses;

•	costs of director and stockholder meetings, proxy statements, stockholders’ reports and notices;

•	costs of fidelity bonds, directors and officers/errors and omissions liability insurance and other insurance premiums;

•	direct costs, including those relating to printing of stockholder reports and advertising or sales materials, mailing and long-distance telephone expenses;

•	fees and expenses associated with independent audits and outside legal costs, including compliance with the Sarbanes-Oxley Act, the 1940 Act and applicable federal and state securities laws;

•	costs associated with our chief compliance officer;

•	brokerage commissions for our investments; and

•

all other expenses incurred by us or Terra Income Advisors in connection with administering our investment portfolio, including expenses incurred by Terra Income Advisors in performing certain of its obligations under the Investment Advisory Agreement.

We reimburse Terra Income Advisors for expenses necessary to perform services related to our administration and operation. The amount of this reimbursement is set at the lesser of (i) Terra Income Advisors’s actual costs incurred in providing such services and (ii) the amount that our Board, including a majority of our independent directors, estimates we would be required to pay alternative service providers for comparable services in the same geographic location. Terra Income Advisors is required to allocate the cost of such services to us based on objective factors, such as total assets, revenues, time allocations and/or other reasonable metrics. Our Board then assesses the reasonableness of such reimbursements based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party providers known to be available. In addition, our Board considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our Board compares the total amount paid to Terra Income Advisors for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We do not reimburse Terra Income Advisors for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of Terra Income Advisors.

Net Loan Investment Portfolio

The tables below present our investment portfolio on a net investment basis, which represents our proportionate share of the investments, based on our economic ownership of these investments. This measure is used in reports to our executive management and is used as a component to the asset base from which we calculate our base management fee. We believe that this measure provides useful information to investors because it represents our total assets under management and the financial exposure of each investment individually.

	March 31, 2022
	Gross Loan Investments		Transfers Treated as Obligations Under Participation Agreements		Net Loan Investments
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair value
American Gilsonite Company	$21,161,313	$21,423,996	$—	$—	$21,161,313	$21,423,996
370 Lex Part Deux, LLC	21,151,365	20,592,325	—	—	21,151,365	20,592,325
Hillsborough Owners LLC	18,016,322	18,228,257	5,404,897	5,468,476	12,611,425	12,759,781
Asano Bankers Hill, LLC	15,291,738	15,532,098	—	—	15,291,738	15,532,098
Post Brothers Holdings, LLC	15,000,000	15,478,888	—	—	15,000,000	15,478,888
William A. Shopoff & Cindy I. Shopoff	13,137,371	13,351,308	—	—	13,121,112	13,347,088
Ann Street JV LLC	12,131,274	12,316,471	—	—	12,131,274	12,316,471
RS JZ Driggs, LLC	8,510,798	8,552,201	—	—	8,510,798	8,552,201
Havemeyer TSM LLC	8,096,214	8,158,876	—	—	8,096,214	8,158,876
Dwight Mezz II LLC	3,000,000	3,001,886	—	—	3,000,000	3,001,886

Total loan investments	135,496,395	136,636,306	5,404,897	5,468,476	130,075,239	131,163,610
Marketable securities	331,987	356,404	—	—	331,987	356,404

Total investments	$135,828,382	$136,992,710	$5,404,897	$5,468,476	$130,407,226	$131,520,014

	December 31, 2021
	Gross Loan Investments		Transfers Treated as Obligations Under Participation Agreements		Net Loan Investments
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair value
American Gilsonite Company	$21,108,623	$21,417,965	$—	$—	$21,108,623	$21,417,965
370 Lex Part Deux, LLC	21,002,365	20,250,306	—	—	21,002,365	20,250,306
Hillsborough Owners LLC	16,026,455	16,279,593	4,807,937	4,883,877	11,218,518	11,395,716
Post Brothers Holdings, LLC	14,897,294	15,100,246	—	—	14,897,294	15,100,246
William A. Shopoff & Cindy I. Shopoff	13,121,112	13,347,088	—	—	13,121,112	13,347,088
RS JZ Driggs, LLC	7,847,256	7,877,552	—	—	7,847,256	7,877,552
Havemeyer TSM LLC	6,810,164	6,874,428	—	—	6,810,164	6,874,428
Ann Street JV LLC	5,320,560	5,482,725	—	—	5,320,560	5,482,725
Dwight Mezz II LLC	3,000,000	3,000,730	—	—	3,000,000	3,000,730

Total loan investments	109,133,829	109,630,633	4,807,937	4,883,877	104,325,892	104,746,756
Marketable securities	789,335	879,272	—	—	789,335	879,272

Total investments	$109,923,164	$110,509,905	$4,807,937	$4,883,877	$105,115,227	$105,626,028

	Three Months Ended March 31,
	2022		2021
	Weighted Average Principal Amount	Weighted Average Coupon Rate	Weighted Average Principal Amount	Weighted Average Coupon Rate
Gross loan investments	$124,926,404	12.8%	$64,473,542	10.9%
Obligations under participation agreements	(5,157,423)	8.3%	(4,250,000)	13.0%

Net loan investments	$119,768,981	13.0%	$60,223,542	10.8%

Our portfolio is concentrated in a limited number of industries and borrowers, and, as a result, a downturn in any particular industry or borrower in which we are heavily invested may significantly impact the aggregate returns we realize. If an industry in which we are heavily invested suffers from adverse business or economic conditions (as a result of the COVID-19 pandemic or otherwise), a material portion of our investment could be affected adversely, which, in turn, could adversely affect our financial position and results of operations. For example, as of March 31, 2022, our investments secured by multifamily and mixed-use properties represented approximately 48.8% and 56.3%, respectively, of our net assets. In addition, as of March 31, 2022, we held only ten loan investments and our largest loan investment represented approximately 28.8% of our net assets and our largest three loan investments represented approximately 81.0% of our net assets.

Portfolio Investment Activity

For the three months ended March 31, 2022 and 2021, we invested $41.0 million and $10.9 million in new and add-on investments, and had $15.4 million and $4.0 million of repayments, resulting in net investments of $25.6 million and $6.8 million, respectively.

Our portfolio composition, based on fair value at March 31, 2022 and December 31, 2021 was as follows:

	March 31, 2022			December 31, 2021
	Investments at Fair Value	Percentage of Total Portfolio	Weighted Average Coupon Rate (1)	Investments at Fair Value	Percentage of Total Portfolio	Weighted Average Coupon Rate (1)
Loans	$70,502,708	51.4%	12.7%	$61,281,259	55.4%	12.6%
Loans through participation interest	66,133,598	48.3%	13.3%	48,349,374	43.8%	12.7%
Marketable securities	356,404	0.3%	8.5%	879,272	0.8%	8.5%

Total	$136,992,710	100.0%	13.0%	$110,509,905	100.0%	12.6%

(1)	Based upon the principal value of our investments.

The following table shows the portfolio composition by property type grouping based on fair value at March 31, 2022 and December 31, 2021:

	March 31, 2022		December 31, 2021
	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value	Percentage of Total Portfolio
Mixed use	$41,919,231	30.7%	$23,154,021	21.0%
Multifamily	36,347,560	26.5%	28,460,523	25.7%
Infrastructure	21,423,996	15.6%	21,417,965	19.4%
Office	20,592,325	15.0%	20,250,306	18.3%
Industrial	13,351,308	9.7%	13,347,088	12.1%
Student housing	3,001,886	2.2%	3,000,730	2.7%

Total loan investments	136,636,306	99.7%	109,630,633	99.2%
Marketable securities	356,404	0.3%	879,272	0.8%

Total investments	$136,992,710	100.0%	$110,509,905	100.0%

Senior Unsecured Notes

In February 2021, we issued $38.4 million in aggregate principal amount of 7.00% fixed-rate notes due 2026, for net proceeds of $37.2 million after deducting underwriting commissions of $1.2 million. Interest on the notes is paid quarterly in arrears every March 30, June 30, September 30 and December 30, at a rate of 7.00% per year, beginning June 30, 2021. The notes mature on March 31, 2026. The notes may be redeemed in whole or in part at any time or from time to time at our option on or after February 10, 2023.

Term Loan

In April 2021, we entered into a credit agreement with a lender to provide for a delayed draw term loan of $25.0 million (the “Term Loan”). The Term Loan currently bears interest at a rate equal to 5.625% and matures on April 9, 2025. As of March 31, 2022, the amount outstanding under the Term Loan was $24.0 million.

Obligations under Participation Agreements

We may enter into participation agreements with related and unrelated parties, primarily other affiliated funds of our sponsor. The participation agreements provide us with the opportunity to invest along the same terms, conditions, price, and rights in the specified investment. The purpose of the participation agreements is to allow us and an affiliate to originate a specified investment when, individually, we do not have the liquidity to do so or to achieve a certain level of portfolio diversification. We may transfer portions of our investments to other participants or we may be a participant to an investment held by another entity.

Certain partial loan sales do not qualify for sale accounting because these sales do not meet the definition of a “participating interest,” as defined in the guidance, in order for sale treatment to be allowed. Participations or other partial loan sales which do not meet the definition of a participating interest remain as an investment on the accompanying statements of assets and liabilities and the portion transferred is recorded as obligations under participation agreements in the liabilities section of the statements of assets and liabilities.

As of March 31, 2022 and December 31, 2021, obligations under participation agreements at fair value was $5.5 million and $4.9 million and the weighted average contractual interest rate on the obligations under participation agreements was 8.5% and 8.3%, respectively. For the three months ended March 31, 2022, we transferred $0.6 million of investments to affiliates through participation agreements and did not make any repayments on obligations under participation agreements. For the three months ended March 31, 2021, we did not transfer any investments to affiliates through participation agreements and did not make any repayments on obligations under participation agreements.

Results of Operations

Operating results for the three months ended March 31, 2022 and 2021 were as follows:

	Three Months Ended March 31,
	2022	2021	Change
Total investment income	$4,135,775	$2,358,972	$1,776,803
Total operating expenses	2,784,088	1,805,202	978,886

Net investment income before income taxes	1,351,687	553,770	797,917
Income tax expense	439,653	—	439,653

Net investment income	912,034	553,770	358,264
Net change in unrealized appreciation on investments	577,587	181,105	396,482
Net realized gain on investments	33,260	—	33,260
Net change in unrealized depreciation on obligations under participation agreements	12,361	5,005	7,356

Net increase in net assets resulting from operations	$1,535,242	$739,880	$795,362

Investment Income

The composition of our investment income for the three months ended March 31, 2022 and 2021 were as follows:

	Three Months Ended March 31,
	2022	2021	Change
Interest income	$4,087,414	$2,138,391	$1,949,023
Dividend and other income	48,361	220,581	(172,220)

Total investment income	$4,135,775	$2,358,972	$1,776,803

Interest Income

For the three months ended March 31, 2022 as compared to the same period in 2021, interest income increased by $1.9 million, primarily due to an increase of $1.8 million on contractual interest income and an increase of $0.2 million in the amortization of origination fee income. Contractual interest income increased as a result of an increase in the weighted average outstanding principal balance as well as an increase in the weighted average coupon rate on our investments. Amortization of origination fee income increased as a result of an early repayment of a loan, at which time we accelerated the amortization of origination fee income on the loan.

Dividend and Other Income

For the three months ended March 31, 2022 as compared to the same period in 2021, dividend and other income decreased by $0.2 million, as a result of a decrease in the weighted average investment balance on marketable securities.

Operating Expenses

The composition of our operating expenses for the three months ended March 31, 2022 and 2021 were as follows:

	Three Months Ended March 31,
	2022	2021	Change
Base management fees	$621,818	$476,064	$145,754
Incentive fees on capital gains	124,641	37,222	87,419
Operating expense reimbursement to Adviser	300,190	255,212	44,978
Servicing fees	118,974	125,339	(6,365)
Interest expense on unsecured notes payable	764,539	414,217	350,322
Professional fees	355,304	250,408	104,896
Interest expense from obligations under participation agreements	121,567	141,611	(20,044)
Interest expense on term loan	271,504	—	271,504
Directors’ fees	30,126	33,125	(2,999)
Insurance expense	67,152	55,877	11,275
General and administrative expenses	8,273	16,127	(7,854)

Total operating expenses	$2,784,088	$1,805,202	$978,886

For the three months ended March 31, 2022 as compared to the same period in 2021, total operating expenses increased by $1.0 million. The reasons for the changes are stated below.

Base Management Fees

Under the Investment Advisory Agreement, we pay Terra Income Advisors a base management fee, which is calculated at an annual rate of 2.0% of our average gross assets.

For the three months ended March 31, 2022 as compared to the same period in 2021, base management fees increased by $0.1 million, due to an increase in our gross assets resulting from an increase in funds under management.

Incentive Fees on Capital Gains

Under the Investment Advisory Agreement, we pay Terra Income Advisors an incentive fee on capital gains equal to 20.0% of our net realized and unrealized capital gains. No incentive fees on capital gains are actually payable by us with respect to unrealized gains` until those gains are realized.

For the three months ended March 31, 2022 as compared to the same period in 2021, incentive fees on capital gains increased by $0.1 million, as a result of an increase in the fair value of our investments.

Operating Expense Reimbursement to Adviser

Under the Investment Advisory Agreement, we reimburse Terra Income Advisors for operating expenses incurred in connection with administrative services provided to us, including compensation to administrative personnel.

For the three months ended March 31, 2022 as compared to the same period in 2021, operating expense reimbursement to Adviser increased by $0.04 million, primarily due to an increase in our allocation ratio in relation to affiliated funds managed by Terra Income Advisors and its affiliates as a result of an increase in funds under management.

Interest Expense on Unsecured Notes Payable

In February 2021, we issued $38.4 million in aggregate principal amount of 7.00% fixed-rate notes due 2026.

For the three months ended March 31, 2022 as compared to the same period in 2021, interest expense on unsecured notes payable increased by $0.4 million, as a result of an increase in the weighted average principal amount outstanding.

Professional Fees

For the three months ended March 31, 2022 as compared to the same period in 2021, professional fees increased by $0.1 million, primarily due to an increase in the costs of compliance.

Interest Expense on Term Loan

In April 2021, we entered into a credit agreement with a lender to provide for a delayed draw term loan of $25.0 million. The Term Loan currently bears interest at a rate equal to 5.625% and matures on April 9, 2025. We also pay, with respect to any unused portion of the Term Loan, a commitment fee of 0.75% per annum. As of March 31, 2022, the amount outstanding under the Term Loan was $24.0 million.

For the three months ended March 31, 2022, interest expense on Term Loan was $0.3 million. There was no interest expense on Term Loan for the three months ended March 31, 2021.

Income Tax Expense

During the third quarter of 2021, we formed a taxable REIT subsidiary (“TRS”) to hold two credit facilities. For the three months ended March 31, 2022, pre-tax income attributable to the TRS was $1.4 million. Based on the effective income tax rate of 30.5%, provision for income tax for the TRS was $0.4 million. There was no such provision for income tax for the three months ended March 31, 2021 because the TRS was formed in the third quarter of 2021.

Net Change in Unrealized Appreciation or Depreciation on Investments and Obligations under Participation Agreements

Net change in unrealized appreciation or depreciation on investments and obligations under participation agreements reflects the change in our portfolio investment values during the reporting period, including any reversal of previously recorded unrealized gains or losses, when gains or losses are realized. Valuation of our portfolio investments and obligations under participation agreements fluctuates over time, reflecting changes in the market yields for loans and debt investments, and any associated premium or discount and origination or exit fee are amortized down or accreted up to par value as each investment approaches maturity.

2022 — For the three months ended March 31, 2022, we recorded an increase in net change in unrealized appreciation on investments of $0.6 million, as a result of new investments originated in the current period.

2021 — For the three months ended March 31, 2021, we recorded an increase in net change in unrealized appreciation on investments of $0.2 million, primarily due to an increase in the trading price of the marketable securities that we invested in.

Net Realized Gain on Investments

For the three months ended March 31, 2022, we sold marketable securities and recognized a net gain on investments of $0.03 million. There was no such gains recognized for the three months ended March 31, 2021.

Net Increase in Net Assets Resulting from Operations

For the three months ended March 31, 2022 and 2021, we recorded a net increase in net assets resulting from operations of $1.5 million and $0.7 million, respectively. Based on the weighted average shares of common stock outstanding, our per share net increase in net assets resulting from operations was $0.19 and $0.09, respectively.

Financial Condition, Liquidity and Capital Resources

We currently generate cash primarily from cash flows from interest, dividends and fees earned from our investments and principal repayments and proceeds from sales of our investments. Our primary use of cash is for our targeted investments, payments of our expenses and cash distributions to our stockholders.

Prior to investing in securities of portfolio companies, we invest the net proceeds from the offering of securities and from sales and paydowns of existing investments primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with our BDC election.

We may borrow funds to make investments to the extent we determine that leveraging our portfolio would be appropriate. In February 2021, we issued $38.4 million in aggregate principal amount of 7.00% fixed-rate notes due 2026, for net proceeds of $37.2 million after deducting underwriting commissions of $1.2 million. In April 2021, we entered into a credit agreement with a lender to provide for a delayed draw term loan of $25.0 million. The Term Loan currently bears interest at a rate equal to 5.625% and matures on April 9, 2025. As of March 31, 2022, amount outstanding under the Term Loan was $24.0 million. We drew down on the remaining $1.0 million in April 2022.

Certain of our loans provide for commitments to fund the borrower at a future date. As of March 31, 2022, we had three loans with total funding commitments of $44.5 million, of which we funded $38.5 million. We expect to fund $5.2 million of the unfunded commitments to borrowers during the next twelve months.

Cash Flows for the Three Months Ended March 31, 2022

Operating Activities — For the three months ended March 31, 2022, net cash used in operating activities was $28.4 million. The level of cash flows used in or provided by operating activities is affected by the timing of purchases, repayments and sales of portfolio investments, among other factors. Cash flows used in operating activities for the three March 31, 2022 were primarily related to purchases of investments of $41.0 million, partially offset by repayments and proceeds from sale of investments of $15.4 million and cash generated from operations of $2.7 million.

Financing Activities — For the three months ended March 31, 2022, net cash provided by financing activities was $18.9 million, primarily related to proceeds from borrowings under the Term Loan of $19.0 million and proceeds from obligations under participation agreements of $0.6 million, partially offset by distributions paid to stockholders of $0.7 million.

Cash Flows for the Three Months Ended March 31, 2021

Operating Activities — For the three months ended March 31, 2021, net cash used in operating activities was $5.6 million. The level of cash flows used in or provided by operating activities is affected by the timing of purchases, repayments and sales of portfolio investments, among other factors. Cash flows used in operating activities for the three months ended March 31, 2021 were primarily related to purchases of investments of $10.9 million, partially offset by repayments and proceeds from sale of investments of $4.0 million and cash generated from operations of $1.2 million.

Financing Activities — For the three months ended March 31, 2021, net cash provided by financing activities was $35.7 million, primarily related to proceeds from issuance of unsecured notes, net of discount, of $37.2 million, partially offset by payment of financing costs related to the issuance of unsecured notes of $0.8 million and distributions paid to stockholders of $0.7 million.

Investment Advisory Agreement and Servicing Plan

We have entered into certain contracts under which we have material future commitments.

On April 20, 2015, we entered into the Investment Advisory Agreement with Terra Income Advisors in accordance with the 1940 Act. Terra Income Advisors serves as our investment adviser in accordance with the terms of the Investment Advisory Agreement. Payments under the Investment Advisory Agreement in each reporting period consist of (i) a base management fee equal to a percentage of the value of our average gross assets and (ii) an incentive fee based on our performance. Terra Income Advisors is reimbursed for allocated administrative expenses incurred on our behalf.

On September 30, 2017, we adopted the Servicing Plan. Pursuant to the Servicing Plan, Terra Capital Markets was entitled to receive a servicing fee at an annual rate of 1.125% of the most recently published NAV per share of our common stock, of which up to 0.75% is reallowed to selected dealers, in exchange for providing certain administrative support services. With respect to each share sold, excluding shares sold through our distribution reinvestment plan, the servicing fee is payable annually on the anniversary of the applicable month of purchase. On December 23, 2020, Terra Capital Markets assigned to us certain of its administration support services and certain obligations under the Dealer Manager Agreement, including making future payments of the previously reallowed servicing fee under the Servicing Plan directly to selected dealers, effectively reducing the servicing fee to 0.75%. The Servicing Plan will remain in effect for so long as such continuance is approved quarterly by our Board, including a majority of our directors who are not “interested persons” as defined in the 1940 Act and who have no direct or indirect financial interest in the operation of the Servicing Plan or in any agreements entered into in connection therewith. In addition, our Board will review all payments made pursuant to the Servicing Plan at least quarterly. We will no longer incur the annual servicing fee upon the earlier of (i) the aggregate underwriting compensation from all sources, including selling commissions, dealer manager fees, broker-dealer fees, and servicing fees would exceed 10% of the gross proceeds in the Offering, (ii) with respect to a specific share, the date that such share is redeemed or is no longer outstanding, and (iii) the date, if any, upon which a liquidity event occurs.

The following table presents a summary of such fees and reimbursements in accordance with the terms of the related agreements:

		Three Months Ended March 31,
		2022	2021
Base management fees		$621,818	$476,064
Incentive fees on capital gains		124,641	37,222
Operating expense reimbursement to Adviser		300,190	255,212
Servicing fees	125,339	118,974	125,339

REIT Status and Distributions

We elected to be taxed as a REIT under the Code commencing with our short taxable year beginning October 1, 2018 and ending December 31, 2018, and we believe we have operated in such a manner to continue to be taxed as a REIT for federal income tax purposes. In order to qualify as a REIT, we are required, among other things, to distribute dividends equal to at least 90% of our REIT net taxable income to the stockholders annually and meet certain tests regarding the nature of our income and assets. As long as the distributions are declared by the later of the fifteenth day of the ninth month following the close of the taxable year or the due date of the tax return, including extensions, distributions paid up to one year after the current tax year can be carried back to the prior tax year for determining the distributions paid in such tax year. We are also subject to nondeductible federal excise taxes if we do not distribute at least 85.0% of our ordinary income, 95.0% of our capital gain net income, if any, and any recognized and undistributed income from prior years on which we paid no federal income taxes. For the three months ended March 31, 2022 and 2021, we have made sufficient distributions to our stockholders to qualify to be taxed as a REIT and to preclude the imposition of either U.S. federal corporate income or excise taxation.

Distributions to our stockholders are recorded as of the record date. Subject to the discretion of the Board and applicable legal restrictions, we authorize and declare ordinary cash distributions on either a monthly or quarterly basis and pay such distributions on a monthly basis. We calculate each stockholder’s specific distribution amount for the period using daily record dates, and each stockholder’s distributions begin to accrue on the date we accept such stockholder’s subscription for shares of our common stock. From time to time at the discretion of the Board, we may also pay special interim distributions in the form of cash or shares of common stock.

During certain periods, our distributions may exceed our earnings. As a result, it is possible that some or all of the distributions we make will represent a return of capital for tax purposes. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with the Offering, including any fees payable to Terra Income Advisors. Each year a statement on Form 1099-DIV identifying the sources of the distributions will be mailed to our stockholders.

We intend to continue to make our ordinary distributions in the form of cash out of assets legally available for distribution unless stockholders elect to receive their cash distributions in additional shares of our common stock under our distribution reinvestment plan. Any distributions reinvested under the plan will nevertheless remain taxable to a U.S. stockholder.

We have adopted an “opt in” distribution reinvestment plan for our stockholders. As a result, if we make a cash distribution, our stockholders will receive distributions in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of our common stock. However, certain state authorities or regulators may impose restrictions from time to time that may prevent or limit a stockholder’s ability to participate in the distribution reinvestment plan.

We may fund our cash distributions to stockholders from any sources of funds available to us, including, borrowings, net investment income from operations, capital gain proceeds from the sale of assets, non-capital gain proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies. We have not established limits on the amount of funds we may use from available sources to make distributions.

Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”), which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the application of management’s most difficult, subjective or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods. In preparing the consolidated financial statements, management has made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. In preparing the consolidated financial statements, management has utilized available information, including industry standards and the current economic environment, among other factors, in forming its estimates and judgments, giving due consideration to materiality. Actual results may differ from these estimates. In addition, other companies may utilize different estimates, which may impact the comparability of our results of operations to those of companies in similar businesses. As we execute our expected operating plans, we will describe additional critical accounting policies in the notes to our future consolidated financial statements in addition to those discussed below.

Valuation of Investments

We measure the value of our investments in accordance with fair value accounting guidance promulgated under U.S. GAAP, which establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available actively quoted prices or for which fair value can be measured from actively quoted prices, generally, will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value will be classified and disclosed in one of the following categories:

•	Level 1 — observable inputs, such as quoted prices in active markets. Publicly listed equities, debt securities and publicly listed derivatives will be included in Level 1.

•

Level 2 — observable inputs such as for similar securities in active markets and quoted prices for identical securities in markets that are not active. In certain cases, debt and equity securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices, market transactions in comparable investments and various relationships between investments. Investments which are generally expected to be included in this category include corporate bonds and loans, convertible debt indexed to publicly listed securities and certain over-the-counter derivatives.

•

Level 3 — unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions. The inputs into the determination of fair value require significant judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and we consider factors specific to the investment. We expect most of the loan investments that will be held in the investment portfolio to fall into Level 3 of the fair value hierarchy. The fair value of our investment in marketable securities is determined based on quoted prices in an active market and is classified as Level 1 of the fair value hierarchy.

Valuation of Obligations under Participation Agreements

We have elected the fair value option under Accounting Standard Codification (“ASC”) Topic 825, Financial Instruments, relating to accounting for debt obligations at their fair value for obligations under participation agreements which arose due to partial loan sales which did not meet the criteria for sale treatment under ASC Topic 860, Transfers and Servicing. We employ the yield approach valuation methodology used for the real-estate related loan investments on our obligations under participation agreements.

Federal Income Taxes

We elected to be taxed as a REIT under the Code commencing with our short taxable year beginning October 1, 2018 and ending December 31, 2018. In order to qualify as a REIT, we are required, among other things, to distribute at least 90% of our REIT net taxable income to our stockholders and to meet certain tests regarding the nature of our income and assets.

Recognition of a tax benefit or liability with respect to an uncertain tax position is required only when the position is “more likely than not” to be sustained assuming examination by taxing authorities. We recognize interest and penalties, if any, related to unrecognized tax liabilities as income tax expense in the statements of operations. For the three months ended March 31, 2022 and 2021, we did not incur any interest or penalties.

We hold certain portfolio company investments through consolidated taxable REIT subsidiaries. Such subsidiaries may be subject to U.S. federal and state corporate-level income taxes. These consolidated subsidiaries recognize deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences between the tax basis of certain assets and liabilities and the reported amounts included in the accompanying consolidated statements of assets and liabilities using the applicable statutory tax rates in effect for the year in which any such temporary differences are expected to reverse.

Related Party Transactions

Compensation of Terra Income Advisors

Pursuant to the Investment Advisory Agreement, we pay Terra Income Advisors a base management fee and an incentive fee.

The base management fee is calculated at an annual rate of 2.0% of our average gross assets. The base management fee is payable quarterly in arrears and is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters. The base management fee may or may not be taken in whole or in part at the discretion of Terra Income Advisors. All or any part of the base management fee not taken as to any quarter will be deferred without interest and may be taken in such other quarter as Terra Income Advisors shall determine. The base management fee for any partial month or quarter will be prorated for such partial period.

The incentive fee consists of two parts. The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income is subject to a quarterly hurdle rate, expressed as a rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 2.0% (8.0% annualized), subject to a “catch-up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses reimbursed to Terra Income Advisors under the Investment Advisory Agreement and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero-coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The calculation of the subordinated incentive fee on income for each quarter is as follows:

•	No incentive fee is payable to Terra Income Advisors in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate of 2.0% (8.0% annualized);

•

100% of our pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 2.5% in any calendar quarter (10.0% annualized) is payable to Terra Income Advisors, all or any portion of which may be waived or deferred in Terra Income Advisors’s discretion. We refer to this portion of our pre-incentive fee net investment income (which exceeds the hurdle rate but is less than or equal to 2.5%) as the “catch-up.” The catch-up provision is intended to provide Terra Income Advisors with an incentive fee of 20.0% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 2.5% in any calendar quarter; and

•

20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.5% in any calendar quarter (10.0% annualized) is payable to Terra Income Advisors once the hurdle rate is reached and the catch-up is achieved.

The second part of the incentive fee, which we refer to as the incentive fee on capital gains, is an incentive fee on capital gains earned on liquidated investments from the portfolio and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). This fee equals 20.0% of our incentive fee on capital gains, which equals our realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, we accrue (but do not pay) for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

We reimburse Terra Income Advisors for expenses necessary to perform services related to our administration and operation. The amount of this reimbursement is set at the lesser of (i) Terra Income Advisors’s actual costs incurred in providing such services and (ii) the amount that the Board, including a majority of our independent directors, estimates we would be required to pay alternative service providers for comparable services in the same geographic location. Terra Income Advisors is required to allocate the cost of such services to us based on objective factors such as total assets, revenues, time allocations and/or other reasonable metrics. The Board then assesses the reasonableness of such reimbursements based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party providers known to be available. In addition, the Board considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, the Board compares the total amount paid to Terra Income Advisors for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We do not reimburse Terra Income Advisors for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of Terra Income Advisors.

Potential Conflicts of Interest

Terra Income Advisors, our investment adviser, currently serves as the investment manager to the Terra Income Funds. While Terra Income Advisors intends to allocate investment opportunities in a fair and equitable manner consistent with our investment objectives and strategies, if necessary, so that we will not be disadvantaged in relation to any other client of Terra Income Advisors, it is possible that some investment opportunities may be provided to the Terra Income Funds rather than to us.

Distributions

Distributions to our stockholders are recorded as of the applicable record date. Subject to the discretion of the Board and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a monthly or quarterly basis and pay such distributions on a monthly basis. Net realized capital gains, if any, will be distributed or deemed distributed at least annually.

Capital Gains Incentive Fee

Pursuant to the terms of the advisory agreement, the incentive fee on capital gains earned on liquidated investments of our portfolio is determined and payable in arrears as of the end of each calendar year (or upon termination of the advisory agreement). Such fee equals 20% of our incentive fee on capital gains (i.e., its realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. Once any amount of this fee has been earned, on a quarterly basis, we accrue (but do not pay) for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

Exemptive Relief

The SEC has granted us exemptive relief from the provisions of Sections 17(d) and 57(a)(4) of the 1940 Act, thereby permitting us, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with the Terra Income Funds, Terra Property Trust, Inc., Terra Property Trust 2, Inc. and any future BDC or closed-end management investment company that is registered under the 1940 Act and is advised by Terra Income Advisors or its affiliated investment advisers (the “Co-Investment Affiliates”). However, we will be prohibited from engaging in certain transactions with our affiliates even under the terms of this exemptive order. We believe the relief granted to us under this exemptive order may not only enhance our ability to further our investment objectives and strategies, but may also increase favorable investment opportunities for us, in part by allowing us to participate in larger investments, together with our Co-Investment Affiliates, than would be available to us in the absence of such relief.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

We may be subject to financial market risks, including changes in interest rates. To the extent that we borrow money to make investments, our net investment income will be dependent upon the difference between the rate at which we borrow funds and the rate at which we invest these funds. In periods of rising interest rates, our cost of funds would increase, which may reduce our net investment income. As a result, there can be no assurance that a significant change in the market interest rates will not have a material adverse effect on our net investment income.

As of March 31, 2022, we had two investments with a net principal balance of $39.4 million that provides for interest income indexed to the London Interbank Offered Rate (“LIBOR”) and is subject to a LIBOR floor. A decrease of 1% in LIBOR would have no impact on our annual interest income because the interest rates are protected by a floor in the respective loan agreements. An increase of 1% in LIBOR would increase our annual interest income by $0.2 million. Additionally, as of March 31, 2022, we had one investment with a net principal balance of $15.4 million that provides for interest income indexed to the Secured Overnight Financing Rate (“SOFR”) and is subject to a SOFR floor. A decrease of 1% in SOFR would have a minimal impact on our annual interest income because the interest rate is protected by a floor in the loan agreement. An increase of 1% in SOFR would increase our annual interest income by $0.2 million.

We may hedge against interest rate and currency exchange rate fluctuations by using standard hedging instruments, such as futures, options and forward contracts, subject to the requirements of the 1940 Act. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in benefits of lower interest rates with respect to our portfolio of investments with fixed interest rates. For the three months ended March 31, 2022 and 2021, we did not engage in interest rate hedging activities.

In addition, we may have risks regarding portfolio valuation. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Valuation of Investments.”

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2022. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that we would meet our disclosure obligations.

Changes in Internal Control Over Financial Reporting

During the most recent fiscal quarter, there was no change in our internal controls over financial reporting, as defined under Rule 13a-15(f) under the Exchange Act, that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings.

Neither we nor Terra Income Advisors is currently subject to any material legal proceedings, nor, to our knowledge, are material legal proceedings threatened against us or Terra Income Advisors. From time to time, we and individuals employed by Terra Income Advisors may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies. While the outcome of these legal proceedings cannot be predicted with certainty, we do not expect that these proceedings will have a material effect upon our financial condition or results of operations.

Item 1A. Risk Factors.

There have been no material changes from the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2021.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

Not applicable.

Item 3. Defaults Upon Senior Securities.

Not applicable.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

Not applicable.

Item 6. Exhibits.

The following exhibits are filed with this report. Documents other than those designated as being filed herewith are incorporated herein by reference.

Exhibit No.	Description and Method of Filing

3.1	Articles of Amendment and Restatement of Terra Income Fund 6, Inc. (incorporated by reference to Exhibit (a) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-202399) filed with the SEC on May 12, 2015).

3.2	Articles of Amendment to the Articles of Amendment and Restatement of Terra Income Fund 6, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on May 1, 2019).

3.3	Amended and Restated Bylaws of Terra Income Fund 6, Inc. (incorporated by reference to Exhibit (b) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-202399) filed with the SEC on May 12, 2015).

4.1	Form of Subscription Agreement (incorporated by reference to Appendix A to the Final Prospectus dated February 2, 2018, filed with the SEC on February 2, 2018).

4.2	Amended and Restated Distribution Reinvestment Plan (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K filed with the SEC on November 16, 2018)

4.3	Indenture, dated February 10, 2021, by and between Terra Income Fund 6, Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on February 10, 2021).

4.4	First Supplemental Indenture, dated February 10, 2021, by and between Terra Income Fund 6, Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on February 10, 2021).

4.5	Form of Global Note representing the Notes (included in Exhibit 4.4).

31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14 under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14 under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 6, 2022

TERRA INCOME FUND 6, INC.

By:	/s/ Vikram S. Uppal
Vikram S. Uppal
Chairman of the Board, Chief Executive Officer and President
(Principal Executive Officer)

By:	/s/ Gregory M. Pinkus
Gregory M. Pinkus
Chief Financial Officer, Chief Operating Officer,
Treasurer and Secretary
(Principal Financial and Accounting Officer)